As filed with the Securities and Exchange Commission on April 10, 2020
Commission File Nos. 333-235567
811-08664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 725	[X]

JACKSON NATIONAL SEPARATE ACCOUNT - I
(Exact Name of Registrant)

JACKSON NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)

1 Corporate Way, Lansing, Michigan 48951
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (517) 381-5500

Andrew J. Bowden, Esq., Executive Vice President, General Counsel and Secretary
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copy to:
Alison Samborn, Esq., Associate General Counsel, Legal Product Development
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951

Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the registration statement.

Title of Securities Being Registered: the variable portion of Flexible Premium Variable and Fixed Deferred Annuity contracts.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

JACKSON ADVANTAGESM
FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account – I

The date of this prospectus is April 27, 2020. This prospectus states the information about the separate account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the separate account can be found in the Statement of Additional Information (“SAI”) dated April 27, 2020 that is available upon request without charge. To obtain a copy, complete the Statement of Additional Information Request Form on page 87, or contact us at our:

Service Center
P.O. Box 24068
Lansing, Michigan 48909-4068
1-800-644-4565
www.jackson.com

This prospectus describes the investment options and optional features that we currently offer under the Contract. At the time you purchase the Contract, it is possible that not all of the optional features listed in this prospectus will be available, as we reserve the right to prospectively restrict availability of the optional features. In addition, certain broker-dealers selling the Contracts may limit the investment options and/or optional features that are available to their customers. Ask your financial professional about which investment options and/or optional features are not offered. If a particular investment option or optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse initial and any or all subsequent Premium payments. Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate. Please confirm with us or your financial professional that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

We offer other variable annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your financial professional about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 87. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment variable and fixed options. The fixed options are not available if you elect the Roll-up GMDB, the Combination Roll-up and Highest Quarterly Anniversary Value GMDB, or the LifeGuard Freedom Flex DB add-on death benefits. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following Funds – all class A shares:

JNL Series Trust
JNL/American Funds Balanced Fund
JNL/American Funds ® Blue Chip Income and Growth Fund
JNL/American Funds Capital Income Builder Fund
JNL/American Funds Capital World Bond Fund
JNL/American Funds Global Growth Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL/Vanguard Capital Growth Fund
JNL/Vanguard Equity Income Fund
JNL/Vanguard International Fund
JNL Aggressive Growth Allocation Fund
JNL Conservative Allocation Fund
JNL Growth Allocation Fund
JNL iShares Tactical Growth Fund
JNL iShares Tactical Moderate Fund
JNL iShares Tactical Moderate Growth Fund
JNL Moderate Allocation Fund
JNL Moderate Growth Allocation Fund
JNL Multi-Manager Alternative Fund
JNL Multi-Manager Emerging Markets Equity Fund
JNL Multi-Manager Mid Cap Fund
JNL Multi-Manager Small Cap Growth Fund
JNL/American Funds Growth Allocation Fund
JNL/American Funds Moderate Growth Allocation Fund
JNL/AQR Large Cap Defensive Style Fund
JNL/BlackRock Advantage International Fund
JNL/BlackRock Global Allocation Fund
JNL/BlackRock Global Natural Resources Fund
JNL/BlackRock Large Cap Select Growth Fund
JNL/Causeway International Value Select Fund
JNL/ClearBridge Large Cap Growth Fund
JNL/DFA Growth Allocation Fund
JNL/DFA International Core Equity Fund
JNL/DFA Moderate Growth Allocation Fund
JNL/DFA U.S. Core Equity Fund
JNL/DFA U.S. Small Cap Fund
JNL/DoubleLine ® Core Fixed Income Fund
JNL/DoubleLine ® Emerging Markets Fixed Income Fund
JNL/DoubleLine ® Shiller Enhanced CAPE ® Fund
JNL/DoubleLine ® Total Return Fund
JNL/Fidelity Institutional Asset Management ® Total Bond Fund
JNL/First State Global Infrastructure Fund
JNL/Franklin Templeton Global Multisector Bond Fund
JNL/Franklin Templeton Growth Allocation Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Fund
JNL/Goldman Sachs 4 Fund
JNL/Goldman Sachs Dividend Income & Growth Fund

JNL/Goldman Sachs Managed Aggressive Growth Fund
JNL/Goldman Sachs Managed Conservative Fund
JNL/Goldman Sachs Managed Growth Fund
JNL/Goldman Sachs Managed Moderate Fund
JNL/Goldman Sachs Managed Moderate Growth Fund
JNL/Harris Oakmark Global Equity Fund
JNL/Invesco Diversified Dividend Fund
JNL/Invesco Global Growth Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/JPMorgan Global Allocation Fund
JNL/JPMorgan Growth & Income Fund
JNL/JPMorgan Hedged Equity Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Loomis Sayles Global Growth Fund
JNL/Lord Abbett Short Duration Income Fund
JNL/Mellon Bond Index Fund
JNL/Mellon Dow SM Index Fund
JNL/Mellon Emerging Markets Index Fund
JNL/Mellon Equity Income Fund
JNL/Mellon International Index Fund
JNL/Mellon MSCI KLD 400 Social Index Fund
JNL/Mellon MSCI World Index Fund
JNL/Mellon Nasdaq ® 100 Index Fund
JNL/Mellon S&P 400 MidCap Index Fund
JNL/Mellon S&P 500 Index Fund
JNL/Mellon Small Cap Index Fund
JNL/MFS Mid Cap Value Fund
JNL/PIMCO Income Fund
JNL/PIMCO Real Return Fund
JNL/PPM America Floating Rate Income Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Total Return Fund
JNL/RAFI ® Multi-Factor U.S. Equity Fund
JNL/T. Rowe Price Balanced Fund
JNL/T. Rowe Price Capital Appreciation Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price U.S. High Yield Fund
JNL/T. Rowe Price Value Fund
JNL/Vanguard Global Bond Market Index Fund
JNL/Vanguard Growth ETF Allocation Fund
JNL/Vanguard International Stock Market Index Fund
JNL/Vanguard Moderate ETF Allocation Fund
JNL/Vanguard Moderate Growth ETF Allocation Fund
JNL/Vanguard U.S. Stock Market Index Fund
JNL/WMC Balanced Fund
JNL/WMC Government Money Market Fund
JNL/WMC Value Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund company or through your stockbroker. The summary prospectuses for the Funds are attached to this prospectus. You should read the summary prospectuses before investing.

This prospectus describes the Investment Divisions that we currently offer under the Contract. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. Please contact your financial professional for a list of Investment Divisions currently available through your broker-dealer. Investment Divisions that are not available through your broker-dealer may be available through other broker-dealers, but to access them you may need to terminate your relationship with your broker-dealer and provide us with satisfactory evidence of termination. Please consider these potential limitations before purchasing the Contract.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Funds’ annual and semi annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from Jackson. Instead, the reports will be made available on Jackson’s website (www.jackson.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from Jackson electronically by doing one of the following:

•Mailing in the postage-paid card on the cover of this report;
•Calling 1-866-349-4564; or
•Signing up on www.jackson.com

Beginning on January 1, 2019, you may elect to receive all future reports in paper free of charge. You can inform Jackson that you wish to continue receiving paper copies of your shareholder reports by contacting the appropriate Jackson Service Center. Your election to receive reports in paper will apply to all Funds held in each variable contract you purchased from Jackson.

Please note that if you own more than one variable contract with Jackson, your delivery preferences must be set up for each variable contract separately.

SPECIAL NOTICE REGARDING CORONAVIRUS DISEASE 2019 AND
THE CORONAVIRUS AID, RELIEF, AND ECONOMIC SECURITY (“CARES”) ACT

Effective March 27, 2020, the newly passed Coronavirus Aid, Relief, and Economic Security (“CARES”) Act made several retirement related changes that may impact you. The CARES Act waives the requirement to take required minimum distributions (“RMDs”) from tax-qualified contracts and Individual Retirement Accounts (“IRAs”) in 2020. This waiver applies both to lifetime and post-death RMDs. In addition, for contracts retained after the death of the original owner that are required to be distributed within 5 years, pursuant to the CARES Act, the 5-year period now does not include 2020. As a result, impacted contracts will have one additional year before liquidation is required.
The waiver also applies to RMDs with respect to the 2019 tax year that are due to begin in 2020. If you turned age 70½ in 2019 and you have not taken your first RMD because it was not due until April 1, 2020, the CARES Act waives this RMD along with your 2020 tax year RMD.
The CARES Act provides additional withdrawal and loan relief (subject to availability) for tax-qualified contracts and IRAs in 2020 for eligible individuals.
Eligible individuals include:

•	an individual diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (COVID-19) by a test approved by the Centers for Disease Control and Prevention;

•	an individual if the individual’s spouse or dependent is diagnosed with such virus or disease; or

•
an individual who experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the individual due to such virus or disease, or other factors as determined by the Secretary of the Treasury.

The withdrawal relief available to eligible individuals includes:

•	waiving certain in-service distribution restrictions (such as age restrictions) for tax-qualified contracts;

•	providing an exception to the 10% early distribution tax on distributions (up to $100,000) taken before age 59 ½ on tax-qualified contracts and IRAs;

•	waiving the eligible rollover distribution notice requirement and mandatory 20% withholding applicable to eligible rollover distributions;

•	allowing the individual to include income attributable to the distribution over a three-year period beginning with the year the distribution would otherwise be taxable; and

•	allowing the distribution to be recontributed to a tax-qualified contract or IRA within three years of the distribution.
The loan relief available to eligible owners of tax-qualified contracts (subject to availability) permits loans made during the 180-day period beginning on March 27, 2020 to increase the maximum loan amount from $50,000 or 50% of the vested account balance to $100,000 or 100% of the vested account balance. Further, the due date for any repayment on a loan that otherwise is due between May 27, 2020 and December 31, 2020, is delayed for one year.
You may wish to consult with your financial professional or personal tax advisor if you are impacted by any of these changes.
As a result of the spread of the COVID-19 coronavirus, we have implemented business continuity plans that were already in place to ensure the availability of services for our customers, work at home capabilities for our staff, where appropriate, and other ongoing risk management activities related to the current ongoing market stress. Nevertheless, we and our service providers and business partners are subject to certain risks, including those resulting from system failures, cybersecurity events, COVID-19 and other disasters. Such events can adversely impact us and our operations. Such events can also have an adverse impact on financial markets, U.S. and global economies, issuers of securities, and ultimately on the portfolios in which the Investment Divisions invest.

What You Can Do and How	44
What You Can Do and When	44
How to Cancel a Transaction	45
Our Procedures	45
ACCESS TO YOUR MONEY	45
Waiver of Withdrawal Charges for Certain Emergencies	46
Guaranteed Minimum Withdrawal Benefit Considerations	46
Guaranteed Minimum Withdrawal Benefit Important Special Considerations	47
Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”)	48
LifeGuard Freedom Flex GMWB	49
LifeGuard Freedom Flex with Joint Option GMWB	59
Automatic Withdrawal Program	69
Suspension of Withdrawals or Transfers	70
INCOME PAYMENTS (THE INCOME PHASE)	70
Fixed Income Payments	70
Variable Income Payments	70
Income Options	71
DEATH BENEFIT	71
Basic Death Benefit	72
Contract Value Death Benefit Option	72
Add-On Death Benefits	72
Roll-up Guaranteed Minimum Death Benefit	73
Highest Quarterly Anniversary Value Death Benefit	74
Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit	75
LifeGuard Freedom Flex DB	77
Payout Options	79
Pre-Selected Payout Options	79
Spousal Continuation Option	79
Death of Owner On or After the Income Date	80
Death of Annuitant	80
Stretch Contracts	80
TAXES	81
Contract Owner Taxation	81
Tax-Qualified and Non-Qualified Contracts	81
Non-Qualified Contracts – General Taxation	81
Non-Qualified Contracts – Aggregation of Contracts	81
Non-Qualified Contracts – Withdrawals and Income Payments	81
Non-Qualified Contracts – Required Distributions	82
Non-Qualified Contracts – 1035 Exchanges	82
Tax-Qualified Contracts – Withdrawals and Income Payments	82
Withdrawals – Tax-Sheltered Annuities	82
Withdrawals – Roth IRAs	82
Constructive Withdrawals – Investment Adviser Fees	82
Death Benefits	83
IRS Approval	83

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment. Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years. If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the Issue Date is January 15, 2021 and a Premium payment is received on February 28, 2021 then, although the first Contract Anniversary is January 15, 2022, Completed Year 0-1 for that Premium payment would begin on February 28, 2021 and end on February 27, 2022. Completed Year 1-2 for that Premium payment would begin on February 28, 2022 .

Contract – the individual deferred variable and fixed annuity contract and any add-on benefit endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract’s Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract’s Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract’s Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract’s Issue Date.

Contract Value – the sum of the allocations between the Contract’s Investment Divisions, and Fixed Account Options.

Contract Year – the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2021 then the end of Contract Year 0-1 would be January 14, 2022, and January 15, 2022, which is the first Contract Anniversary, begins Contract Year 1-2.

Designated Life - the natural person on whose life various optional living benefit features are based.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period. The Fixed Account consists of the Fixed Account Options.

Fixed Account Contract Value – the larger of the Fixed Account Minimum Value or the sum of all amounts allocated to the Fixed Account Options, reduced by the gross amount of withdrawals and transfers from the Fixed Account Options, and applicable charges and taxes, plus all interest credited to the Fixed Account Options.

Fixed Account Minimum Value – the minimum guaranteed amount of Fixed Account Contract Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account Options, reduced by withdrawals and transfers from the Fixed Account Options, any applicable add-on benefit charges, taxes, and a $50 annual expense allowance, accumulated at the Fixed Account minimum interest rate.

Fixed Account Option – a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

1

Income Date – the date on which you begin receiving annuity payments.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on which the Owner will be 95 years old, or such earlier date required by a qualified plan, law or regulation.

Market Value Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into the Contract by or on behalf of the Owner. The maximum aggregate Premium payments you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time on both initial and subsequent Premium payments.

Remaining Premium – total Premium paid into the Contract, reduced by withdrawals of Premium, including withdrawal charges, before withdrawals are adjusted for any applicable Market Value Adjustments or charges.

Required Minimum Distribution (RMD) – for certain qualified contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the owner of a qualified contract.

Separate Account – Jackson National Separate Account – I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

Separate Account Contract Value – the sum of all amounts allocated to any of the Contract’s Investment Divisions.

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KEY FACTS
The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions and a Fixed Account for allocation of your Premium payments and Contract Value. For more information about the Fixed Account Options, please see “THE FIXED ACCOUNT” beginning on page 12. For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 15.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see “TAXES” beginning on page 81.

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations, including time limitations, depending on where you live. For more information, please see “Free Look” beginning on page 85. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Purchases
There are minimum and maximum Premium requirements. The Contract also has a Premium protection option, namely the Capital Protection Program. For more information about this option, please see “PURCHASES” beginning on page 40.

Add-On Benefits
Several add-on benefits are available for purchase, which may add guaranteed income or enhanced death benefit features to your Contract. Some add-on benefits may include bonus features that only function if you do not take withdrawals from your Contract. Not all add-on benefits are available through all broker-dealers. The availability of add-on benefits may reflect state prohibitions and variations, Jackson’s reservation of the right not to offer certain add-on benefits, and broker-dealer selections. The financial professional assisting you will advise you whether an add-on benefit is available and of any variations. Add-on benefit provisions may vary depending on when you purchased your Contract or elected your add-on benefit. Certain add-on death benefits impose restrictions on the availability of the Fixed Account investment options. Failure to comply with the terms of these add-on benefits can significantly reduce or result in termination of the benefit. The prospectus describes all of the Contract’s material features and benefits; however, please refer to your Contract endorsements for the provisions that apply to you. For more information, please see “ACCESS TO YOUR MONEY” beginning on page 45.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years. There are also a number of optional withdrawal benefits available. The Contract has a free withdrawal provision and waives the charges and adjustments in the event of some unforeseen emergencies. For more information, please see “ACCESS TO YOUR MONEY” beginning on page 45.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 70.

Death Benefit
The Contract has a death benefit that becomes payable if you die before the Income Date. There are also a number of add-on death benefits available. For more information, please see “DEATH BENEFIT” beginning on page 71.

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below. If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value, unless you are eligible for continued payments under a Guaranteed Minimum Withdrawal Benefit.

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FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and taking withdrawals from the Contract. The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, take withdrawals from the Contract or transfer cash value between investment options. Fees and expenses also may apply after the Income Date. For more information, please see “Commutation Fee” on page 38, and “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 70.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge [1]
Percentage of Remaining Premium withdrawn, if applicable	8.5%

Maximum Premium Taxes [2]
Percentage of each Premium	3.5%
Transfer Charge [3]
Per transfer after 25 in a Contract Year	$25

Expedited Delivery Charge [4]	$22.50

[1]	The withdrawal charge is based on a schedule lasting seven Completed Years following each Premium, as shown in the table below:

Withdrawal Charge (as a percentage of Remaining Premium)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Base Schedule	8.5%	7.5%	6.5%	5.5%	5.0%	4.0%	2.0%	0%

For more information on withdrawal charges, please see “Withdrawal Charge” under “Contract Charges” beginning on page 32.

[2]	Premium taxes generally range from 0% to 3.5% and vary by state.

[3]	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

[4]	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge up to $25 for wire transfers in connection with withdrawals.

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The following tables (and footnotes) describe the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds’ fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge [5]	$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions

Core Contract Charge [6,7]	1.05%

Total Separate Account Annual Expenses for Base Contract	1.05%

Add-On Benefits - A variety of add-on benefits to the Contract are available. Please see the footnotes and the “Contract Charges” section for additional information on the various add-on benefit charges.

The following add-on death benefit charges are benefit based.[8]  Please see the “Contract Charges” section for additional information on the various add-on death benefit charges. You may select one of the available benefits listed below[9]:

	Maximum Annual Charge	Current Annual Charge
Roll-up Guaranteed Minimum Death Benefit (“GMDB”)	1.80%	0.90%
Highest Quarterly Anniversary Value Death Benefit	0.60%	0.30%
Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit (“GMDB”)	2.00%	1.00%
LifeGuard Freedom Flex DBSM (only available with a specified combination of Options for the LifeGuard Freedom Flex® GMWB) with the Income Stream Max GAWA% Table [10]	1.60%	0.80%

The following add-on guaranteed minimum withdrawal benefit charges are benefit based.[11]  Please see the “Contract Charges” section for additional information on the various add-on benefit charges. You may select one of the available benefits listed below[9]:

	Maximum Annual Charge	Current Annual Charge
For Life GMWB With Bonus and Annual Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® GMWB”) with the Income Stream Max GAWA% Table and the 7% Bonus[12]	3.00%	1.55%
Joint For Life GMWB With Bonus and Annual Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® With Joint Option GMWB”) with the Income Stream Max GAWA% Table and the 7% Bonus[13]	3.00%	1.65%

This table shows the maximum and current total charges you would pay if you elected all of the currently available add-on benefits resulting in the highest possible combination of charges.
	Maximum Annual Charge	Current Annual Charge
Total Separate Account Annual Expenses	1.05%	1.05%
Add-On Benefit Charges [14]	5.00%	2.65%

Total possible maximum and current charges	6.05%	3.70%

[5]
This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from allocations to the Investment Divisions and the Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

5

[6]	This charge is reduced to 0.95% if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.

[7]
If the Contract Value Death Benefit option is elected, the Core Contract Charge is 0.95%. The charge is reduced to 0.85% if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.

[8]
The charges for all the add-on death benefits except for LifeGuard Freedom Flex DB, are calculated based on the applicable percentage of the GMDB Benefit Base. For LifeGuard Freedom Flex DB, the charge is calculated based on the applicable percentage of the GMWB Death Benefit. For more information, please see applicable add-on death benefit disclosure under “Contract Charges”.

[9]
Some add-on benefits are only available to select when purchasing the Contract and once purchased cannot be canceled. When the Contract Value Death Benefit option is elected, no other add-on death benefits are available. For more information, please see the applicable add-on benefit disclosures under “Access To Your Money” and “Death Benefits”.

[10]
The current and maximum annual charges used in the table are based on election of the Income Stream Max GAWA% Table. For more information about the charge for the LifeGuard Freedom Flex DB, including applicable charges for each of the two Income Stream GAWA% tables, please see “LifeGuard Freedom Flex DB” under “Death Benefit Charges”.

[11]
The charges for all the add-on guaranteed minimum withdrawal benefits, are calculated based on the applicable percentage of the GWB. For more information, please see applicable add-on guaranteed minimum withdrawal benefit disclosure under “Contract Charges”.

[12]
The current and maximum annual charges used in the table are based on election of the most expensive combination of options under LifeGuard Freedom Flex.     For more information about the charges for this add-on benefit, including applicable charges for each of the available combination of options, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Step-Up (“LifeGuard Freedom Flex GMWB”) Charge”.

[13]
The current and maximum annual charges used in the table are based on election of the most expensive combination of options under LifeGuard Freedom Flex with Joint Option. For more information about the charges for this add-on benefit, including applicable charges for each of the available combination of options, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Step-Up (“LifeGuard Freedom Flex with Joint Option GMWB”) Charge”.

[14]
Add-on benefit charges are benefit based. The charges used in the table are the Combination Roll-up and Highest Quarterly Anniversary Value GMDB and the Joint For Life GMWB With Bonus and Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® With Joint Option GMWB”) with the Income Stream Max GAWA% Table and the 7% Bonus and Annual Step-Up.

T he next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.53%

Maximum: 2.14%

More detail concerning each Fund’s fees and expenses is below. But please refer to the Funds’ prospectuses for even more information, including investment objectives, performance, and information about Jackson National Asset Management, LLC® (“JNAM”), the Funds’ Adviser and Administrator, as well as the sub-advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee		Distribution and/or Service (12b-1) Fees	Other Expenses		Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement		Net Total Annual Fund Operating Expenses
JNL/American Funds Balanced	0.79%	A	0.30%	0.15%	A,H	0.00%	1.24%	(0.30%)	C	0.94%	A,C,K
JNL/American Funds® Blue Chip Income and Growth	0.96%	A	0.30%	0.14%	A,H	0.00%	1.40%	(0.38%)	C	1.02%	A,C,K
JNL/American Funds Capital Income Builder	1.02%	A	0.30%	0.15%	A,H	0.00%	1.47%	(0.51%)	A,C	0.96%	A,C,K
JNL/American Funds Capital World Bond	1.13%	A	0.30%	0.16%	A,H	0.00%	1.59%	(0.52%)	A,C	1.07%	A,C,K
JNL/American Funds Global Growth	1.17%	A	0.30%	0.15%	A,H	0.00%	1.62%	(0.50%)	C	1.12%	A,C,K

6

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee		Distribution and/or Service (12b-1) Fees	Other Expenses		Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement		Net Total Annual Fund Operating Expenses
JNL/American Funds Global Small Capitalization	1.35%	A	0.30%	0.16%	A,H	0.00%	1.81%	(0.50%)	C	1.31%	A,C,K
JNL/American Funds Growth	0.97%	A	0.30%	0.14%	A,H	0.00%	1.41%	(0.45%)	C	0.96%	A,C,K
JNL/American Funds Growth-Income	0.81%	A	0.30%	0.14%	A,G	0.00%	1.25%	(0.30%)	C	0.95%	A,C,K
JNL/American Funds International	1.22%	A	0.30%	0.16%	A,H	0.00%	1.68%	(0.50%)	C	1.18%	A,C,K
JNL/American Funds New World	1.64%	A	0.30%	0.17%	A,H	0.00%	2.11%	(0.83%)	A,C	1.28%	A,C,K
JNL/DFA Growth Allocation	0.20%		0.30%	0.15%	I	0.29%	0.94%	(0.12%)	M	0.82%	M,K
JNL/DFA Moderate Growth Allocation	0.20%		0.30%	0.15%	I	0.27%	0.92%	(0.10%)	M	0.82%	M,K
JNL/Franklin Templeton Growth Allocation	0.55%		0.30%	0.16%	I	0.05%	1.06%	(0.01%)	N	1.05%	K,N
JNL/JPMorgan Global Allocation	0.60%		0.30%	0.18%	I	0.19%	1.27%	(0.17%)	E	1.10%	E,K
JNL/Vanguard Capital Growth	0.85%	A	0.30%	0.11%	A,H	0.00%	1.26%	(0.33%)	C	0.93%	A,C,K
JNL/Vanguard Equity Income	0.81%	A	0.30%	0.12%	A,H	0.00%	1.23%	(0.34%)	C	0.89%	A,C,K
JNL/Vanguard International	1.03%	A	0.30%	0.13%	A,H	0.00%	1.46%	(0.48%)	C	0.98%	A,C,K
JNL/Vanguard Global Bond Market Index	0.20%		0.30%	0.15%	I	0.07%	0.72%	(0.06%)	D	0.66%	D,K
JNL/Vanguard International Stock Market Index	0.20%		0.30%	0.15%	I	0.08%	0.73%	(0.03%)	D	0.70%	D,K
JNL/Vanguard U.S. Stock Market Index	0.20%		0.30%	0.10%	H	0.04%	0.64%	(0.04%)	D	0.60%	D,K

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses		Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Multi-Manager Alternative	1.19%	0.30%	0.56%	J	0.09%	2.14%
JNL Multi-Manager Emerging Markets Equity	0.77%	0.30%	0.15%	I	0.01%	1.23%
JNL Multi-Manager Mid Cap	0.64%	0.30%	0.15%	I	0.00%	1.09%
JNL Multi-Manager Small Cap Growth	0.56%	0.30%	0.11%	H	0.01%	0.98%
JNL iShares Tactical Growth	0.20%	0.30%	0.15%	I	0.21%	0.86%
JNL iShares Tactical Moderate	0.20%	0.30%	0.15%	I	0.16%	0.81%
JNL iShares Tactical Moderate Growth	0.20%	0.30%	0.15%	I	0.19%	0.84%
JNL/American Funds Growth Allocation	0.18%	0.30%	0.16%	I	0.41%	1.05%
JNL/American Funds Moderate Growth Allocation	0.19%	0.30%	0.15%	I	0.40%	1.04%
JNL/AQR Large Cap Defensive Style	0.40%	0.30%	0.16%	I	0.01%	0.87%
JNL/BlackRock Advantage International	0.55%	0.30%	0.16%	I	0.01%	1.02%
JNL/BlackRock Global Allocation	0.57%	0.30%	0.16%	I	0.00%	1.03%	K
JNL/BlackRock Global Natural Resources	0.55%	0.30%	0.15%	I	0.00%	1.00%
JNL/BlackRock Large Cap Select Growth	0.47%	0.30%	0.10%	H	0.00%	0.87%
JNL/Causeway International Value Select	0.52%	0.30%	0.15%	I	0.00%	0.97%
JNL/ClearBridge Large Cap Growth	0.50%	0.30%	0.15%	I	0.01%	0.96%
JNL/DFA International Core Equity	0.45%	0.30%	0.16%	I	0.00%	0.91%	K
JNL/DFA U.S. Core Equity	0.40%	0.30%	0.10%	H	0.00%	0.80%
JNL/DFA U.S. Small Cap	0.55%	0.30%	0.15%	I	0.00%	1.00%	K
JNL/DoubleLine® Core Fixed Income	0.37%	0.30%	0.10%	H	0.00%	0.77%
JNL/DoubleLine® Emerging Markets Fixed Income	0.62%	0.30%	0.15%	I	0.01%	1.08%	K
JNL/DoubleLine® Shiller Enhanced CAPE®	0.56%	0.30%	0.16%	I	0.01%	1.03%	K
JNL/DoubleLine® Total Return	0.42%	0.30%	0.10%	H	0.01%	0.83%

7

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses		Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/Fidelity Institutional Asset Management® Total Bond	0.39%	0.30%	0.10%	H	0.01%	0.80%	K
JNL/First State Global Infrastructure	0.69%	0.30%	0.16%	I	0.00%	1.15%
JNL/Franklin Templeton Global Multisector Bond	0.57%	0.30%	0.15%	I	0.03%	1.05%
JNL/Franklin Templeton Income	0.52%	0.30%	0.11%	H	0.01%	0.94%
JNL/Franklin Templeton International Small Cap	0.79%	0.30%	0.16%	I	0.01%	1.26%
JNL/Harris Oakmark Global Equity	0.68%	0.30%	0.15%	I	0.00%	1.13%	K
JNL/Invesco Diversified Dividend	0.53%	0.30%	0.15%	I	0.02%	1.00%
JNL/Invesco Global Growth	0.50%	0.30%	0.15%	I	0.00%	0.95%
JNL/Invesco Global Real Estate	0.59%	0.30%	0.16%	I	0.00%	1.05%
JNL/Invesco International Growth	0.52%	0.30%	0.16%	I	0.01%	0.99%
JNL/JPMorgan Growth & Income	0.50%	0.30%	0.11%	H	0.01%	0.92%	K
JNL/JPMorgan Hedged Equity	0.50%	0.30%	0.16%	I	0.00%	0.96%
JNL/JPMorgan U.S. Government & Quality Bond	0.29%	0.30%	0.11%	H	0.01%	0.71%
JNL/Loomis Sayles Global Growth	0.55%	0.30%	0.15%	I	0.00%	1.00%
JNL/Lord Abbett Short Duration Income	0.35%	0.30%	0.15%	I	0.00%	0.80%
JNL/Mellon Bond Index	0.16%	0.30%	0.10%	H	0.01%	0.57%
JNL/Mellon DowSM Index	0.18%	0.30%	0.17%	I	0.00%	0.65%
JNL/Mellon Emerging Markets Index	0.25%	0.30%	0.18%	I	0.00%	0.73%
JNL/Mellon Equity Income	0.45%	0.30%	0.16%	I	0.00%	0.91%
JNL/Mellon International Index	0.16%	0.30%	0.17%	I	0.00%	0.63%
JNL/Mellon MSCI KLD 400 Social Index	0.25%	0.30%	0.20%	I	0.00%	0.75%
JNL/Mellon MSCI World Index	0.19%	0.30%	0.18%	I	0.00%	0.67%
JNL/Mellon Nasdaq® 100 Index	0.17%	0.30%	0.20%	I	0.00%	0.67%
JNL/Mellon S&P 400 MidCap Index	0.14%	0.30%	0.12%	H	0.00%	0.56%
JNL/Mellon S&P 500 Index	0.11%	0.30%	0.12%	G	0.00%	0.53%
JNL/Mellon Small Cap Index	0.14%	0.30%	0.13%	H	0.00%	0.57%
JNL/MFS Mid Cap Value	0.55%	0.30%	0.11%	H	0.00%	0.96%
JNL/PIMCO Income	0.49%	0.30%	0.15%	I	0.00%	0.94%
JNL/PIMCO Real Return	0.38%	0.30%	0.99%	H	0.00%	1.67%
JNL/PPM America Floating Rate Income	0.46%	0.30%	0.16%	I	0.01%	0.93%
JNL/PPM America High Yield Bond	0.33%	0.30%	0.11%	H	0.02%	0.76%
JNL/PPM America Total Return	0.39%	0.30%	0.11%	H	0.01%	0.81%
JNL/RAFI® Multi-Factor U.S. Equity	0.17%	0.30%	0.19%	I	0.00%	0.66%	K
JNL/T. Rowe Price Balanced	0.55%	0.30%	0.15%	I	0.00%	1.00%
JNL/T. Rowe Price Capital Appreciation	0.53%	0.30%	0.15%	L	0.00%	0.98%
JNL/T. Rowe Price Established Growth	0.43%	0.30%	0.10%	G	0.00%	0.83%
JNL/T. Rowe Price Mid-Cap Growth	0.59%	0.30%	0.10%	G	0.00%	0.99%
JNL/T. Rowe Price Short-Term Bond	0.31%	0.30%	0.10%	H	0.00%	0.71%
JNL/T. Rowe Price U.S. High Yield	0.52%	0.30%	0.15%	I	0.01%	0.98%	K
JNL/T. Rowe Price Value	0.47%	0.30%	0.10%	H	0.00%	0.87%	K
JNL/Vanguard Growth ETF Allocation	0.20%	0.30%	0.15%	I	0.06%	0.71%	K
JNL/Vanguard Moderate ETF Allocation	0.20%	0.30%	0.15%	I	0.06%	0.71%	K
JNL/Vanguard Moderate Growth ETF Allocation	0.20%	0.30%	0.15%	I	0.06%	0.71%	K
JNL/WMC Balanced	0.32%	0.30%	0.10%	G	0.01%	0.73%
JNL/WMC Government Money Market	0.16%	0.30%	0.11%	H	0.00%	0.57%	K, O
JNL/WMC Value	0.38%	0.30%	0.10%	H	0.00%	0.78%
JNL/Goldman Sachs Dividend Income & Growth	0.25%	0.30%	0.10%	H	0.00%	0.65%

8

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses		Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/Goldman Sachs 4	0.00%	0.30%	0.05%	F	0.36%	0.71%
JNL/Goldman Sachs Managed Conservative	0.10%	0.30%	0.05%	F	0.66%	1.11%
JNL/Goldman Sachs Managed Moderate	0.09%	0.30%	0.05%	F	0.68%	1.12%
JNL/Goldman Sachs Managed Moderate Growth	0.08%	0.30%	0.05%	F	0.68%	1.11%
JNL/Goldman Sachs Managed Growth	0.08%	0.30%	0.05%	F	0.68%	1.11%
JNL/Goldman Sachs Managed Aggressive Growth	0.09%	0.30%	0.06%	F	0.68%	1.13%
JNL Conservative Allocation	0.13%	0.30%	0.05%	F	0.70%	1.18%	K
JNL Moderate Allocation	0.12%	0.30%	0.05%	F	0.73%	1.20%	K
JNL Moderate Growth Allocation	0.09%	0.30%	0.05%	F	0.74%	1.18%
JNL Growth Allocation	0.09%	0.30%	0.05%	F	0.75%	1.19%
JNL Aggressive Growth Allocation	0.10%	0.30%	0.05%	F	0.76%	1.21%

A	Fees and expenses at the Master Fund level for Class I shares of each respective Fund are as follows:
JNL/American Funds Balanced Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.31%.
JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.39%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.43%.
JNL/American Funds Capital Income Builder Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.54%; Contractual Fee Waiver and/or Expense Reimbursement: (0.26%); Net Total Annual Portfolio Operating Expenses: 0.28%.
JNL/American Funds Capital World Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.06%; Total Annual Portfolio Operating Expenses: 0.59%; Contractual Fee Waiver and/or Expense Reimbursement: (0.09%); Net Total Annual Portfolio Operating Expenses: 0.50%.
JNL/American Funds Global Growth Fund: Management Fee: 0.52%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.57%.
JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.70%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.06%; Total Annual Portfolio Operating Expenses: 0.76%.
JNL/American Funds Growth Fund: Management Fee: 0.32%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.36%.
JNL/American Funds Growth-Income Fund: Management Fee: 0.26%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.30%.
JNL/American Funds International Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.06%; Total Annual Portfolio Operating Expenses: 0.55%.
JNL/American Funds New World Fund: Management Fee: 0.70%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.07%; Total Annual Portfolio Operating Expenses: 0.77%; Contractual Fee Waiver and/or Expense Reimbursement: (0.18%); Net Total Annual Portfolio Operating Expenses: 0.59%.
JNL/Vanguard Capital Growth Fund: Management Fee: 0.32%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.34%.
JNL/Vanguard Equity Income Fund: Management Fee: 0.28%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.30%.
JNL/Vanguard International Fund: Management Fee: 0.35%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.38%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its administrative fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

C
Jackson National Asset Management, LLC (“JNAM” or “Adviser”) has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be

9

providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

D
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

E
JNAM has entered into a contractual agreement with the Fund under which it will waive a varying portion of its management fee in an amount equivalent to the Acquired Fund Fees and Expenses (“AFFE”) attributable to the Fund’s investment in funds managed by the Sub-Adviser (each an “JPMorgan Underlying Fund”). The AFFE for each JPMorgan Underlying Fund is the “Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements” disclosed in the current prospectus for each JPMorgan Underlying Fund. This fee waiver arrangement will continue for at least one year from the date of the current Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

F	"Other Expenses" includes an Administrative Fee of 0.05% which is payable to JNAM.

G	"Other Expenses" includes an Administrative Fee of 0.09% which is payable to JNAM.

H	"Other Expenses" includes an Administrative Fee of 0.10% which is payable to JNAM.

I	"Other Expenses" includes an Administrative Fee of 0.15% which is payable to JNAM.

J	"Other Expenses" includes an Administrative Fee of 0.20% which is payable to JNAM.

K	Expense Information has been restated to reflect current fees.

L	"Other Expenses" includes an Administrative Fee of 0.14% which is payable to JNAM.

M
JNAM has contractually agreed to waive 0.05% of the management fees of the Fund. The fee waiver will continue for at least one year from the date of the current Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. JNAM has contractually agreed to waive a varying portion of the management fees of the Fund to prevent any increase in total expenses in the Fund due to its investment in the JNL/DFA International Core Equity Fund. This fee waiver arrangement will continue for at least one year from the date of the current Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

N
JNAM has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to 100% of the net advisory fees payable to an affiliate of the sub-adviser attributable to the Fund’s investment in funds managed by that affiliate. The waiver will have the effect of reducing the Acquired Fund Fees and Expenses that are indirectly borne by the Fund. The waiver will continue for at least one year from the date of this Prospectus, so long as the sub-advisory agreement remains in effect, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

O
JNAM has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, transactional costs, if any, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund's investment income for the period. The fee waiver will continue through April 30, 2021. The Adviser may extend the fee waiver for a subsequent one-year term, and thereafter, the fee waiver will automatically renew for additional subsequent one-year terms unless the Board of Trustees approves the elimination of the fee waiver. In addition, when the Fund receives income sufficient to pay a dividend, the Adviser may recapture previously waived fees and expenses for a period of three years.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, Fund expenses, and add-on benefit charges.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor Premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund expenses and the cost if you select the most expensive combination of add-on benefits offered under the Contract (using the maximum possible charge) as follows: the Combination Roll-up and Highest Quarterly

10

Anniversary Value Death Benefit, and the most expensive Guaranteed Minimum Withdrawal Benefit. Please note, some of the add-on benefits used in the example may not have been available when you purchased your contract or elected an add-on benefit after issue. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
If you take a total withdrawal of your Contract Value at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,689	$3,079	$4,408	$7,181
If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$1,689	$2,429	$3,908	$7,181
*Withdrawal charges apply to annuitizations occurring within one year of the Contract’s Issue Date.

If you do not take a total withdrawal of your Contract Value:

1 year	3 years	5 years	10 years
$839	$2,429	$3,908	$7,181

The example does not represent past or future expenses. Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The information about the Accumulation Unit values constitutes the condensed financial information. This information is not currently provided, but will be provided in the Statement of Additional Information when information for a full calendar year is available. The Accumulation Unit value is determined on the basis of the per share value of an underlying Fund less applicable Separate Account charges, including any add-on benefit charges that are based on average daily Contract Value in the Investment Divisions and are deducted daily as part of the calculation of Accumulation Units. Information about the Separate Account charges and charges for add-on benefits can be found in the “Periodic Expenses” tables above.

The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Jackson’s financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Service Center. Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85 . Add-on benefits may have different requirements, as noted.

Your Contract Value may be allocated to:

•	our Fixed Account, as may be made available by us, or as may be otherwise limited by us,

•	Investment Divisions of the Separate Account that invest in underlying Funds.
Your Contract, like all deferred annuity contracts, has two phases:

•	the accumulation phase, when you make Premium payments to us, and

•	the income phase, when we make income payments to you.
As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act

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individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the primary Owner.

You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the For Life GMWBs. Please contact our Service Center for help and more information.

The Contract is an individual flexible Premium variable and fixed deferred annuity and may be issued as an individual contract. Contracts issued in your state may provide different features and benefits than those described in this prospectus. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any add-on benefit endorsements are the formal contractual agreement between you and the Company.

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England). Prudential plc is also the ultimate parent of PPM America, Inc. a sub-adviser for certain of the Funds. Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the Funds’ investment adviser and administrator. JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial and accounting services. JNAM is located at 225 West Wacker Drive, Chicago, IL 60606.

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

THE FIXED ACCOUNT

Contract Value allocated to the Fixed Account will be placed with other assets in our General Account. Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company’s creditors. Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits. The Fixed Account is not registered with the SEC. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Both the availability of, and transfers into and out of, the Fixed Account (which consists of the Fixed Account Options) may be subject to contractual and administrative requirements. For more information, please see the application, check with the financial professional helping you to purchase the Contract, or contact us at our Service Center.

The Fixed Account Options are not available on Contracts with the Roll-up GMDB, the Combination Roll-up and Highest Quarterly Anniversary Value GMDB, or the LifeGuard Freedom Flex DB add-on death benefits.

Fixed Account Options. Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period. You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date. Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

Rates of Interest We Credit. These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option. The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable nonforfeiture law in each state where the Contracts are sold. In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will apply to that allocation for the entire term of the Fixed Account Option that you select. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account minimum interest rate. We may declare different base

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interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts. Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided that the Fixed Account minimum interest rate will never be less than 1% or more than 3%. As noted above, these limits are prescribed by state nonforfeiture laws and set forth in the Contracts. This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the preceding formula. Thereafter, on the Contract Monthly Anniversary in each January, the Fixed Account minimum interest rate will be reset in accordance with the formula above.

If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation will apply to that allocation until the reset of the Fixed Account minimum interest rate on the next Contract Monthly Anniversary in January. At that point, Fixed Account minimum interest rate will be reset according to the formula detailed above, which could change the amount of interest you earn thereafter on that allocation. Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited may increase to that new higher rate. On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited may decrease to that lower rate, but will never fall below the base interest rate. We will advise you of any new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the reset occurs.

For the most current information about applicable interest rates, you may contact your financial professional or our Service Center (at the address and phone number on the cover page of this prospectus).

Market Value Adjustment. A Market Value Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period. The Market Value Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period. In order to determine whether there will be a Market Value Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are removing Contract Value as a withdrawal, transfer, or annuitization. As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate. The Market Value Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Market Value Adjustment. The ‘current new business interest rate’ is 0.25% per annum greater than the base interest rate we are then offering on new allocations to Fixed Account Options with the same duration as your Fixed Account Option. If we are not offering that duration at the time of your withdrawal, transfer or annuitization, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

If the base interest rate available on a new Fixed Account Option at the time of your withdrawal, transfer or annuitization is higher than the base interest rate declared at your allocation to a Fixed Account Option, a downward adjustment to the amount withdrawn, transferred or annuitized may apply, which would reduce the amount paid, transferred or annuitized. If the base interest rate credited to a new Fixed Account Option at the time of withdrawal, transfer or annuitization is lower than the base interest rate declared at the time of your allocation to a Fixed Account Option, an upward adjustment to the amount withdrawn, transferred or annuitized may apply, which would increase the amount paid, transferred or annuitized. There will be no Market Value Adjustment if the two rates are the same. A Market Value Adjustment will not otherwise affect the values under your Contract.

If the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is removed, there will be no Market Value Adjustment if the difference between the two is less than 0.25%. This limitation avoids decreases in the amount paid, transferred, or annuitized in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional 0.25% that is added when determining the current new business rate (as described above).

Also, there is no Market Value Adjustment on: amounts taken from the one-year Fixed Account Option; death benefit payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; free withdrawals; amounts removed from any Fixed Account Option on the Latest Income Date and amounts removed from any Fixed Account Option in the 30-day period following the end of a Fixed Account Option. In no event will the amount of a total withdrawal, transfer or annuitization from the Fixed Account Options be less than the Fixed Account Minimum Value. In the case of a withdrawal or transfer from a Fixed Account Option, the amount withdrawn or transferred will have

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been credited with interest at a rate at least equal to the Fixed Account minimum interest rate, even if subject to a Market Value Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account Minimum Value may affect a Market Value Adjustment on a total withdrawal. If you allocated your $10,000 initial Premium to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions) your Contract Value in the Fixed Account would be $10,265. If the Fixed Account minimum interest rate was 1%, your Fixed Account Minimum Value would be $8,787.50. In this case, a Market Value Adjustment could not reduce the withdrawal by more than $1,477.50 (the difference between your Contract Value in the Fixed Account and the Fixed Account Minimum Value). For example, if you request a total withdrawal (gross amount of $10,265) and it is subject to a $1,000 negative Market Value Adjustment, the withdrawal amount would be adjusted to $9,265. However, if it were subject to a negative $1,500 Market Value Adjustment, the withdrawal would be adjusted to $8,787.50 (i.e. the Fixed Account Minimum Value), so that it does not invade the Fixed Account Minimum Value. Immediately after the latter withdrawal example, there will be no difference between your Contract Value in the Fixed Account and Fixed Account Minimum Value, and no negative Market Value Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account grows to be larger than the Fixed Account Minimum Value.

End of Fixed Account Option Periods. Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be a Market Value Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. If such a new Fixed Account Option would extend beyond the Income Date, we will use the longest Fixed Account Option that does not extend beyond the Income Date; or (if less than 1 year remains until the Income Date) we will credit interest at the current interest rate under the one-year Fixed Account Option up to the Income Date. If the specified period of the same duration that has ended is no longer available, we will use the next shortest period that is then available.

Additional Information Concerning the One-Year Fixed Account Option. If you allocate Premiums to the one-year Fixed Account Option, we may require that the amount in the one-year Fixed Account Option be automatically transferred on a monthly basis in periodic installments to your choice of Investment Divisions within 12 months of the date we received the Premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred. The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate. Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will reduce the length of time it takes to deplete the account balance. These automatic transfers will not count against the 25 free transfers in a Contract year or any maximum on amounts transferable from the one-year Fixed Account Option that we may impose as described in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” later in this prospectus.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions. However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate (or, if applicable, the Fixed Account minimum interest rate), as the applicable rate will be applied to the declining balance in the one-year Fixed Account Option.

Please also refer to “Transfers and Frequent Transfer Restrictions” later in this prospectus for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options. In particular, we describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years. Accordingly, before allocating any Premium payments or other Contract Value to the one-year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options. From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option. The DCA+ Fixed Account Option is only available for new Premiums. We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

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We have claimed an exclusion from the definition of the term “Commodity Pool Operator” under the Commodity Exchange Act (CEA) with respect to the Separate Account. Therefore, we are not subject to registration or regulation as a Commodity Pool Operator under the CEA with respect to the Separate Account.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 99 Investment Divisions and Fixed Account Options at any one time. Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options. However, this is not guaranteed. It is possible for you to lose your Contract Value allocated to any of the Investment Divisions. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

This prospectus describes the Investment Divisions that we currently offer under the Contract. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. Please contact your financial professional for a list of Investment Divisions currently available through your broker-dealer. Investment Divisions that are not available through your broker-dealer may be available through other broker-dealers, but to access them you may need to terminate your relationship with your broker-dealer and provide us with satisfactory evidence of termination. Please consider these potential limitations before purchasing the Contract.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds. Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds. You should read the summary prospectuses for the Funds and/or the prospectus for the JNL Series Trust for more information.

JNL iShares Tactical Moderate Fund
JNL iShares Tactical Moderate Growth Fund
JNL iShares Tactical Growth Fund
JNL/American Funds Moderate Growth Allocation Fund
JNL/American Funds Growth Allocation Fund
JNL/DFA Growth Allocation Fund
JNL/DFA Moderate Growth Allocation Fund
JNL/Franklin Templeton Growth Allocation Fund
JNL/JPMorgan Global Allocation Fund
JNL/Goldman Sachs 4 Fund
JNL/Goldman Sachs Managed Conservative Fund
JNL/Goldman Sachs Managed Moderate Fund
JNL/Goldman Sachs Managed Moderate Growth Fund
JNL/Goldman Sachs Managed Growth Fund
JNL/Goldman Sachs Managed Aggressive Growth Fund
JNL Aggressive Growth Allocation Fund
JNL Conservative Allocation Fund
JNL Growth Allocation Fund
JNL Moderate Allocation Fund
JNL Moderate Growth Allocation Fund
JNL/Vanguard U.S. Stock Market Index Fund
JNL/Vanguard International Stock Market Index Fund
JNL/Vanguard Global Bond Market Index Fund
JNL/Vanguard Moderate ETF Allocation Fund
JNL/Vanguard Moderate Growth ETF Allocation Fund
JNL/Vanguard Growth ETF Allocation Fund

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In addition to the Fund of Funds structure, certain of the Funds operate as feeder funds that invest in master funds. These Funds are identified in the following descriptions by the designation (“Feeder Fund”) following the name of the Fund. For more information about a Feeder Fund, you should read the summary prospectuses for the Funds and/or the prospectus for the JNL Series Trust.

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL/American Funds Balanced Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term through exclusive investment in Class 1 shares of the American Funds Insurance Series ® - Asset Allocation Fund SM (“Master Fund”). The Master Fund varies its mix of equity securities, debt securities and money market instruments. Under normal market conditions, the Master Fund expects (but is not required) to maintain an investment mix falling within the following ranges: 40%-80% in equity securities, 20%-50% in debt securities and 0%-40% in money market instruments and cash.

JNL/American Funds ® Blue Chip Income and Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks both income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - Blue Chip Income and Growth Fund SM (“Master Fund”). The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4 billion.

JNL/American Funds Capital Income Builder Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks to provide both a level of current income exceeding the average yield on U.S. stocks generally and to provide a growing stream of income over the years by investing through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - Capital Income Builder Fund SM (“Master Fund”), with a secondary objective to provide growth of capital. The Master Fund normally will invest at least 90% of its assets in income-producing securities (with at least 50% of its assets in common stocks and other equity securities).

JNL/American Funds Capital World Bond Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks, over the long term, a high level of total return consistent with prudent investment management through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - Capital World Bond Fund SM (“Master Fund”). The Master Fund seeks to provide as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in bonds. As the Master Fund seeks to invest globally, the Master Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and countries with emerging markets (but no fewer than three countries).

JNL/American Funds Global Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund )
Seeks long-term growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series ® - Global Growth Fund SM (the “Master Fund”). The Master Fund invests primarily in common stocks of companies around the world that have the potential for growth. As a fund that seeks to invest globally, the Master Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and foreign countries, including emerging

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market countries. Under normal market conditions, the Master Fund seeks to invest at least 30% of its net assets in issuers domiciled outside of the United States.

JNL/American Funds Global Small Capitalization Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks growth of capital over time through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - Global Small Capitalization Fund SM (“Master Fund”). The Master Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in growth-oriented common stocks and other equity-type securities of companies with small market capitalizations, measured at the time of purchase. As the Master Fund seeks to invest globally, the Master Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and countries with emerging markets (but no fewer than three countries).

JNL/American Funds Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund )
Seeks growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series ® - Growth Fund SM (the “Master Fund”). The Master Fund invests primarily in common stocks and seeks to invest in companies that the Master Fund’s investment adviser believes offers superior opportunities for growth of capital. The Master Fund may invest up to 25% of its assets in common stocks and other securities (including convertible and nonconvertible preferred stocks, bonds, and other debt securities) of issuers domiciled outside the U.S.

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - Growth-Income Fund SM (“Master Fund”). The Master Fund seeks to make the investment grow and provide income by investing primarily in common stocks or other equity-type securities, such as preferred stocks, convertible preferred stocks and convertible bonds, that the investment adviser to the Master Fund believes demonstrate the potential for appreciation and/or dividends. The Master Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - International Fund SM (“Master Fund”). The Master Fund seeks to make the investment grow by investing primarily in common stocks of companies domiciled outside the United States, including companies domiciled in emerging markets, that the investment adviser to the Master Fund believes have the potential for growth. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds New World Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company SM , investment adviser to the Master Fund )
Seeks long-term capital appreciation through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® - New World Fund ® (“Master Fund”). The Master Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value. Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

JNL/Vanguard Capital Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and PRIMECAP Management Company, investment adviser to the Master Fund )
Seeks long-term capital appreciation through exclusive investment in the shares of the Vanguard Variable Insurance Fund Capital Growth Portfolio (“Master Fund”). The Master Fund invests in stocks considered to have above-average earnings

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growth potential that is not reflected in their current market prices. The Master Fund consists predominantly of large- and mid-capitalization stocks.

JNL/Vanguard Equity Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Wellington Management Company LLP and The Vanguard Group, Inc., investment advisers to the Master Fund )
Seeks to provide an above-average level of current income and reasonable long-term capital appreciation through exclusive investment in the shares of the Vanguard Variable Insurance Fund Equity Income Portfolio (“Master Fund”). The Master Fund invests mainly in common stocks of mid-size and large companies whose stocks pay above-average levels of dividend income and are considered to have the potential for capital appreciation.

JNL/Vanguard International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Baillie Gifford Overseas Ltd. and Schroder Investment Management North America Ltd (Schroder Investment Management North America Inc. ( sub-adviser to the Master Fund ), investment advisers to the Master Fund )
Seeks to provide long-term capital appreciation through exclusive investment in the shares of the Vanguard Variable Insurance Fund International Portfolio (“Master Fund”). The Master Fund invests predominantly in the stocks of companies located outside the United States and is expected to diversify its assets in countries across developed and emerging markets. In selecting stocks, the Master Fund’s investment advisors evaluate foreign markets around the world and choose large-, mid-, and small-capitalization companies considered to have above-average growth potential.

JNL Aggressive Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks capital growth by investing in Class I shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 70%-100% of its assets to Underlying Funds that invest primarily in equity securities, 0%-30% to Underlying Funds that invest primarily in fixed-income securities and 0%-20% of its assets to Underlying Funds that invest primarily in money market securities.

JNL Conservative Allocation Fund
Jackson National Asset Management, LLC
Seeks the generation of income through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Class I shares of Underlying Funds that invest primarily in fixed-income and other income-oriented securities (including high-yield (“junk”) bonds) of issuers in the U.S. and foreign countries, including emerging markets.

JNL Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks capital growth and current income by investing in Class I shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 60%-90% of its assets to Underlying Funds that invest primarily in equity securities, 0%-40% to Underlying Funds that invest primarily in fixed-income securities and 0%-20% of its assets to Underlying Funds that invest primarily in money market securities.

JNL iShares Tactical Growth Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 60% to 100% (with a target allocation of 80%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 0% to 40% (with a target allocation of 20%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL iShares Tactical Moderate Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)

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Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified group of underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 20% to 60% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 40% to 80% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL iShares Tactical Moderate Growth Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified group of underlying exchange-traded funds. Under normal market conditions, the Adviser allocates approximately 40% to 80% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities, 20% to 60% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed-income securities and/or cash alternatives, and up to 15% (with a target allocation of 0%) of the Fund’s assets to Underlying ETFs that invest primarily in alternative assets and strategies. The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

JNL Moderate Allocation Fund
Jackson National Asset Management, LLC
Seeks a balance between the generation of income and the long-term growth of capital through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Class I shares of Underlying Funds that invest primarily in fixed-income and other income-oriented securities (including high-yield (“junk”) bonds) as well as dividend-paying equity securities of issuers in the U.S. and foreign countries, including emerging markets.

JNL Moderate Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks capital growth, and secondarily, current income by investing in Class I shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 40%-80% of its assets to Underlying Funds that invest primarily in equity securities, 20%-60% to Underlying Funds that invest primarily in fixed-income securities and 0%-20% of its assets to Underlying Funds that invest primarily in money market securities.

JNL Multi-Manager Alternative Fund
Jackson National Asset Management, LLC (and BlueBay Asset Management LLP (and sub-sub-adviser, BlueBay Asset Management USA LLC); DoubleLine Capital LP; First Pacific Advisors, LP; Lazard Asset Management, LLC; Loomis, Sayles & Company L.P.; Westchester Capital Management, LLC; Western Asset Management Company; and Boston Partners Global Investors, Inc.)
Seeks long term growth of capital by allocating among a variety of alternative strategies managed by unaffiliated investment managers who may implement the following principal investment strategies: equity long/short strategies, event driven and merger arbitrage strategies, relative value strategies and global macro strategies.

JNL Multi-Manager Emerging Markets Equity Fund
Jackson National Asset Management, LLC (and Kayne Anderson Rudnick Investment Management, LLC; T. Rowe Price Associates, Inc.; WCM Investment Management, LLC; and Wellington Management Company LLP)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a variety of emerging market equity strategies, sometimes referred to as “sleeves,” managed by unaffiliated investment managers.

JNL Multi-Manager Mid Cap Fund
Jackson National Asset Management, LLC (and Champlain Investment Partners, LLC; ClearBridge Investments, LLC; Nuance Investments, LLC; and Victory Capital Management, Inc.)

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Seeks long-term total return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a variety of mid-capitalization growth and value strategies managed by unaffiliated investment managers.

JNL Multi-Manager Small Cap Growth Fund
Jackson National Asset Management, LLC (and Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Victory Capital Management Inc.; and WCM Investment Management, LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a variety of small cap growth strategies managed by unaffiliated investment managers.

JNL/American Funds Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks capital growth with a secondary emphasis on current income by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are a part of either the American Funds Insurance Series ® (“AFIS”) or the American Funds R6 mutual fund share class. Not all Funds of the American Funds are available as Underlying Funds. Under normal circumstances, the Fund allocates approximately 60%-100% of its assets to Underlying Funds that invest primarily in equity securities and 0%-40% of its assets to Underlying Funds that invest primarily in fixed-income securities, and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities.

JNL/American Funds Moderate Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks a balance between current income and growth of capital by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are a part of either the American Funds Insurance Series ® (“AFIS”) or the American Funds R6 mutual fund share class. Not all Funds of the American Funds are available as Underlying Funds. Under normal circumstances, the Fund allocates approximately 40%-80% of its assets to Underlying Funds that invest primarily in equity securities and 20%-60% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/AQR Large Cap Defensive Style Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)
Seeks total return, which consists of capital appreciation and income, by pursuing a “defensive” investment style, seeking to provide downside protection with upside potential through active stock selection, risk management, and diversification. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (including any borrowings for investment purposes) in “Equity Instruments” of large-capitalization issuers. The Fund can invest in companies of any size and may invest in small- and mid-cap companies from time to time in the discretion of the Sub-Adviser.

JNL/BlackRock Advantage International Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks to provide long-term capital appreciation by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in non-U.S. equity securities and equity-like instruments of companies that are components of the companies included in the MSCI EAFE ® Index and derivatives that are tied economically to securities of the Index. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks high total investment return by investing in a portfolio of equity and debt securities, money market securities and other short-term securities or instruments of issuers located around the world. Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.

JNL/BlackRock Global Natural Resources Fund
Jackson National Asset Management, LLC (and BlackRock International Limited)
Seeks long-term capital growth by investing primarily in equity securities of companies with substantial natural resource assets. Under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made

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for investment purposes) in companies with substantial natural resource assets or in securities the value of which is related to the market value of some natural resource asset. The Fund may invest in securities of issuers with any market capitalization. There are no geographic limits on the Fund’s investments.

JNL/BlackRock Large Cap Select Growth Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)
Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities of U.S. large capitalization companies. The Fund defines large capitalization companies as those with a market capitalization of at least $2.0 billion at the time of investment. Investments in equity securities include common stock and preferred stock, as well as American Depository Receipts. In addition, up to 20% of the Fund’s net assets may be invested in foreign equity securities.

JNL/Causeway International Value Select Fund
Jackson National Asset Management, LLC (and Causeway Capital Management LLC)
Seeks long-term growth of capital income and income by investing, under normal circumstances, in common stocks of companies located in developed countries outside the U.S. The Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in stocks of companies located in a number of foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares.

JNL/ClearBridge Large Cap Growth Fund
Jackson National Asset Management, LLC (and ClearBridge Investments, LLC)
Seeks long-term capital growth by investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities or other equity investments with similar economic characteristics of U.S. companies with large market capitalizations.

JNL/DFA Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks total return consisting of capital appreciation and current income by investing in shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of DFA Investment Dimensions Group, Inc., Dimensional Investment Group Inc., as well as Class I shares of JNL/DFA International Core Equity Fund. To achieve its investment objective, the Fund allocates its assets to Underlying Funds that invest in equity and fixed-income securities. Generally, the Fund invests its assets in domestic and international equity Underlying Funds and fixed-income Underlying Funds to achieve an allocation of approximately 60% to 100% (with a target allocation of approximately 80%) of the Fund’s assets to domestic and international equity Underlying Funds and 0% to 40% (with a target allocation of approximately 20%) of its assets to fixed-income Underlying Funds.

JNL/DFA International Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)
Seeks to achieve long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in non-U.S. equity securities and/or investments that provide exposure to non-U.S. securities. The Fund purchases a broad and diverse group of securities of non-U.S. companies in developed markets with a greater emphasis on small-capitalization, value, and high-profitability companies as compared to their representation in the International Universe.

JNL/DFA Moderate Growth Allocation Fund
Jackson National Asset Management, LLC
Seeks total return consisting of capital appreciation and current income by investing in shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are part of DFA Investment Dimensions Group, Inc., Dimensional Investment Group Inc., as well as Class I shares of JNL/DFA International Core Equity Fund. To achieve its investment objective, the Fund allocates its assets to Underlying Funds that invest in equity and fixed-income securities. Generally, the Fund invests its assets in domestic and international equity Underlying Funds and fixed-income Underlying Funds to achieve an allocation of approximately 40% to 80% (with a target allocation of approximately 60%) of the Fund’s assets to domestic and international equity Underlying Funds and 20% to 60% (with a target allocation of approximately 40%) of its assets to fixed-income Underlying Funds.

JNL/DFA U.S. Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)

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Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities of U.S. companies. The Fund purchases a broad and diverse group of common stocks of U.S. companies with a greater emphasis on small capitalization, value and high profitability companies as compared to their representation in the U.S. universe, as defined by the Sub-Adviser. The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe. The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will change due to market movements.

JNL/DFA U.S. Small Cap Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)
Seeks long-term capital appreciation by using a market capitalization weighted approach, purchasing a broad and diverse group of the common stocks of U.S. small-capitalization companies. Under normal circumstances, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in securities of U.S. small-cap companies.

JNL/DoubleLine ® Core Fixed Income Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks to maximize current income and total return by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/DoubleLine ® Emerging Markets Fixed Income Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks high total return from current income and capital appreciation by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in fixed-income instruments with exposure to emerging markets countries. These fixed-income instruments include but are not limited to securities issued or guaranteed by companies (including foreign hybrid securities), financial institutions and government entities in emerging market countries and other securities bearing fixed or variable interest rates of any or no maturity.

JNL/DoubleLine ® Shiller Enhanced CAPE ® Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks total return (capital appreciation and current income) which exceeds the total return in excess of the Shiller Barclays CAPE ® US Sector TR USD Index. The Fund will seek to use derivatives, or a combination of derivatives and direct investments to provide a return that tracks closely the performance of the Index. The Fund will also invest in a portfolio of debt securities to provide additional long-term total return.

JNL/DoubleLine ® Total Return Fund
Jackson National Asset Management, LLC (and DoubleLine Capital LP)
Seeks to maximize total return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in bonds. Bonds include bonds, debt securities, and other fixed income instruments issued by governmental or private-sector entities.

JNL/Fidelity Institutional Asset Management ® Total Bond Fund
Jackson National Asset Management, LLC (and FIAM LLC)
Seeks a high level of current income by investing under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in debt securities of all types and repurchase agreements for those securities. The Fund may invest up to 20% of its assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as “high yield debt securities” or “junk bonds”).

JNL/First State Global Infrastructure Fund
Jackson National Asset Management, LLC (and Colonial First State Asset Management (Australia) Limited)
Seeks total return through growth of capital and inflation-protected income by investing, under normal market conditions, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in publicly traded equity securities of infrastructure companies. The Fund will typically invest in U.S. and non-U.S. (foreign markets), which may include developing and emerging market countries.

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JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains. Under normal market conditions the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related issuers, or corporate issuers worldwide. The Fund may also invest in inflation-indexed securities and securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. The Fund’s assets will be invested in issuers located in at least three countries (including the U.S.).

JNL/Franklin Templeton Growth Allocation Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc. and sub-sub-advisers: Franklin Templeton Institutional, LLC and Templeton Global Advisors Limited)
Seeks long-term total return that is consistent with an acceptable level of risk by investing in a broad range of equity, fixed income, and alternative asset classes in the U.S. and other markets throughout the world, both developed and emerging and less developed countries. Under normal market conditions, the Sub-Adviser uses a flexible allocation approach when allocating the Fund’s assets among the broad asset classes of equity and fixed-income investments.

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities. The equity securities in which the Fund invests consist primarily of common stock. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, senior floating rate and term loans, mortgage-backed securities and other asset-backed securities, debentures, and shorter term instruments. The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.

JNL/Franklin Templeton International Small Cap Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC)
Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in investments of smaller companies, located outside of the U.S., including those of emerging or developing markets. For this Fund, smaller companies are defined as those that, at the time of purchase of the investment, have market capitalizations that do not exceed the greater of (i) $5 billion or the equivalent in local currencies or (ii) the highest market capitalization in the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Small Cap Index or the All Country World ex US (ACWIxUS) Small Cap Index.

JNL/Goldman Sachs 4 Fund
Jackson National Asset Management, LLC
Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the Class I shares of the following four Underlying Funds on a specific date each year:

➢	25% in JNL/Goldman Sachs Competitive Advantage Fund;

➢	25% in JNL/Goldman Sachs Dividend Income & Growth Fund;

➢	25% in JNL/Goldman Sachs Intrinsic Value Fund; and

➢	25% in JNL/Goldman Sachs Total Yield Fund.

JNL/Goldman Sachs Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and Mellon Investments Corporation)
Seeks primarily capital appreciation with secondary focus on current income by investing in the stock of 33 to 99 distinct companies (generally ranging from 35 to 50 distinct companies) included in the S&P 500 ® Index that have attractive dividend yields and strong capital structures as determined by Goldman Sachs Asset Management, L.P.

JNL/Goldman Sachs Managed Aggressive Growth Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks capital growth by investing in Class I Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.

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Under normal circumstances, the Fund allocates up to 80%-100% of its assets to Underlying Funds that invest primarily in equity securities, 0%-20% to Underlying Funds that invest primarily in fixed-income securities and 0%-10% to Underlying Funds that invest primarily in money market securities.

JNL/Goldman Sachs Managed Conservative Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks current income, with capital growth as a secondary objective, by investing in Class I Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 10%-30% of its assets to Underlying Funds that invest primarily in equity securities, 70%-90% to Underlying Funds that invest primarily in fixed-income securities and 0%-30% to Underlying Funds that invest primarily in money market securities.

JNL/Goldman Sachs Managed Growth Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks capital growth, with current income as a secondary objective, by investing in Class I Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 70%-90% of its assets to Underlying Funds that invest primarily in equity securities, 10%-30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.

JNL/Goldman Sachs Managed Moderate Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks current income and capital growth by investing in Class I Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 30%-50% of its assets to Underlying Funds that invest primarily in equity securities, 50%-70% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.

JNL/Goldman Sachs Managed Moderate Growth Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)
Seeks capital growth and current income by investing in Class I Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust and the JNL Investors Series Trust.
Under normal circumstances, the Fund allocates approximately 50%-70% of its assets to Underlying Funds that invest primarily in equity securities, 30%-50% to Underlying Funds that invest primarily in fixed-income securities and 0%-20% to Underlying Funds that invest primarily in money market securities.

JNL/Harris Oakmark Global Equity Fund
Jackson National Asset Management, LLC (and Harris Associates L.P.)
Seeks capital appreciation by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified portfolio of common stocks of U.S. and non-U.S. companies. The Fund invests in the securities of companies located in at least three countries.

JNL/Invesco Diversified Dividend Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks long-term growth of capital and, secondarily, current income by investing primarily in dividend-paying equity securities. The principal type of equity security in which the Fund invests is common stock.

JNL/Invesco Global Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks capital appreciation by investing mainly in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developing or emerging markets. However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular capitalization range, but primarily invests in mid-capitalization and large-capitalization companies.

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JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Limited)
Seeks high total return by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in securities of real estate and real estate-related companies, including real estate investment trusts and in derivatives and other instruments that have economic characteristics similar to such securities. The companies will be located in at least three different countries, including the U.S.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)
Seeks long-term growth of capital by primarily investing in equity securities and depository receipts of foreign issuers. The Fund focuses its investments in common and preferred stock and invests, under normal circumstances in securities of companies located in at least three countries in the developed markets of Western Europe and the Pacific Basin. The Fund may also invest no more than 30% in emerging markets securities.

JNL/JPMorgan Global Allocation Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc. and Ivy Investment Management Company)
Seeks to maximize long-term total return by allocating among strategies managed by unaffiliated investment managers, Ivy Investment Management Company and J.P. Morgan Investment Management Inc.. The Fund has significant flexibility to invest in a broad range of equity, fixed income, and alternative asset classes in the U.S. and other markets throughout the world, both developed and emerging.

JNL/JPMorgan Growth & Income Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks capital growth over the long-term and to earn income from dividends by investing at least 80% of its net assets (plus the amount of borrowings for investment purposes) in common stocks. The securities held by the Fund will predominantly be of companies with market capitalizations similar to those within the universe of the MSCI USA Value Index.

JNL/JPMorgan Hedged Equity Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks to provide capital appreciation through participation in the broad equity markets while hedging overall market exposure relative to traditional long-only equity strategies. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities. The Fund uses an “enhanced index” strategy to invest in these equity securities, which primarily consist of common stocks of medium to large capitalization U.S. companies. The Fund will also systematically purchase and sell exchange-traded put options and sell exchange-traded call options, employing an options overlay known as a “put/spread collar” strategy. The options may be based on the Index or on exchange-traded funds (“ETFs”) that replicate the Index (“S&P 500 ETFs”).

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)
Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in U.S. Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, and repurchase agreements related to the principal investments. The Fund may also invest in high-quality corporate debt securities.

JNL/Loomis Sayles Global Growth Fund
Jackson National Asset Management, LLC (and Loomis, Sayles & Company, L.P.)
Seeks long-term growth of capital by investing primarily in equity securities, including common stocks and depositary receipts. The Fund will invest in securities that provide exposure to no fewer than three countries, which will include the U.S. In addition, the Fund will invest at least 40% of its assets in securities of companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges, or companies that have been formed under the laws of non-U.S. countries.

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JNL/Lord Abbett Short Duration Income Fund
Jackson National Asset Management, LLC (and Lord, Abbett & Co. LLC)
Seeks a high level of income consistent with preservation of capital by investing primarily in various types of short-duration debt (or fixed-income) securities. Under normal conditions, the Fund seeks to achieve its investment objective by investing at least 65% of its net assets in investment-grade debt securities of various types.

JNL/Mellon Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the Bloomberg Barclays U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in fixed-income securities. The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Dow SM Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks total return through a combination of capital appreciation and dividend income by investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the thirty securities which comprise the Dow Jones Industrial Average (“DJIA”), with the weight of each security in the Fund substantially corresponding to the weight of such security in the DJIA.

JNL/Mellon Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in stocks included in the MSCI Emerging Markets Index, including depositary receipts representing securities of the Index.

JNL/Mellon Equity Income Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks total return (consisting of capital appreciation and income). Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities. The Fund seeks to focus on dividend-paying stocks and other investments and investment techniques that provide income, including covered call strategies.

JNL/Mellon International Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the MSCI Europe Australasia Far East (“MSCI EAFE”) Index. The Fund invests in international equity securities attempting to match the characteristics of each country within the Index. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Index or derivative securities economically related to the Index in order to provide long-term capital growth.

JNL/Mellon MSCI KLD 400 Social Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the investment results of the MSCI KLD 400 Social Index, which is a free float-adjusted market capitalization index designed to target U.S. companies that have positive environmental, social and governance characteristics.

JNL/Mellon MSCI World Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the MSCI World Index. The Fund is constructed to mirror the index to provide long-term capital growth by investing in international equity securities attempting to track the characteristics of each country within the Index. The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the MSCI World Index or derivative securities economically related to the MSCI World Index.

JNL/Mellon Nasdaq ® 100 Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)

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Seeks total return by investing in the securities which comprise the NASDAQ 100 Index ® . The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Index in proportion to their market capitalization weighting in the Index.

JNL/Mellon S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the S&P MidCap 400 Index. The Fund invests in equity securities of medium capitalization-weighted domestic corporations. Under normal circumstances the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Index in proportion to their market capitalization weighting in the Index in order to provide long-term capital growth.

JNL/Mellon S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the S&P 500 ® Index. The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the Index in order to provide long-term capital growth.

JNL/Mellon Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the S&P SmallCap 600 Index and provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies. The Fund, under normal circumstances, invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Index in proportion to their market capitalization weighting in the Index.

JNL/MFS Mid Cap Value Fund
Jackson National Asset Management, LLC (and Massachusetts Financial Services Company d/b/a MFS Investment Management)
Seeks capital appreciation by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in issuers with medium market capitalizations. The Fund normally invests its assets primarily in equity securities. Equity securities include common stocks, equity interests in real estate investment trusts (“REITs”), and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

JNL/PIMCO Income Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks to maximize current income, with long-term capital appreciation as a secondary objective, by investing, under normal circumstances, at least 65% of its total assets in a multi-sector portfolio of Fixed-Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)
Seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations. Assets not invested in inflation-indexed bonds may be invested in other types of fixed-income instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to provide a high level of current income by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in income-producing floating rate instruments, including floating rate loans, floating rate notes, other floating rate debt securities, structured products, (including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), and repurchase agreements.

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JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to maximize current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in (net assets plus the amount of any borrowings made for investment purposes) high-yield, high-risk debt securities (“junk bonds”) and related investments that are rated below investment grade (i.e., rated below BBB- or Baa3) by at least major credit rating agency, or, if not rated by any credit rating agency, determined to be below investment-grade quality. The Fund may also invest 35% of its total assets in securities of foreign issuers. To the extent that the Fund invests in emerging market debt rated below BBB- or Baa3 by at least major credit rating agency, or, if not rated by any credit rating agency, determined to be below investment-grade quality, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Total Return Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)
Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. The Fund may also invest in derivative instruments.

JNL/RAFI ® Multi-Factor U.S. Equity Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks to track the performance of the RAFI ® Multi-Factor U.S. Index by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the component securities of the Index. The Fund may invest the remainder of its assets in cash, securities, and instruments that are not component securities but which the Sub-Adviser believes will help the Fund track its Index.

JNL/T. Rowe Price Balanced Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks capital growth, current income, and preservation of capital through a portfolio of stocks and fixed-income securities by investing approximately 65% of its total assets in common stocks and 35% in fixed income securities. The Fund will invest at least 25% of its total assets in fixed income senior securities and may invest up to 35% of its total assets in foreign securities. The Fund has significant flexibility to invest in a broad range of equity, fixed income, and alternative asset classes in the U.S. and other markets throughout the world, both developed and emerging.

JNL/T. Rowe Price Capital Appreciation Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term capital appreciation by investing primarily in common stocks. The Fund may also hold fixed income and other securities to help preserve principal value. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 50% of its total assets in common stocks. The remaining assets are generally invested in convertible securities, corporate and government debt, bank loans (which represent an interest in amounts owed by a borrower to a syndicate of lenders), and foreign securities, in keeping with the Fund’s objective. The Fund has significant flexibility to invest in a broad range of equity and fixed income securities. The Fund may invest up to 25% of its total assets in foreign securities.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term growth of capital by investing generally in common stocks of large-capitalization companies. The Sub-Adviser generally seeks investments in stocks of large-capitalization companies, which the Sub-Adviser defines as a company whose market capitalization is larger than the median market capitalization of companies in the Russell 1000 Growth Index, and that has one or more of the following characteristics: strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth. While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options.

JNL/T. Rowe Price Mid-Cap Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc. and Mellon Investments Corporation)

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Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes), under normal circumstances, in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies whose earnings the Sub-Adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities, including securities in emerging markets. Normally, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in bonds. The Fund will only purchase securities that are rated within one of the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) at the time of purchase by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser.

JNL/T. Rowe Price U.S. High Yield Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks total return, with a secondary objective of current income by investing at least 80% of its net assets (including any borrowings for investment purposes) in U.S. high yield instruments (commonly referred to as “junk” bonds), which are debt instruments that are, at the time of purchase, rated below investment grade by a credit rating agency, or, if not rated by any major credit rating agency, deemed to be below investment grade by the Sub-Adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued. Stock holdings are expected to consist primarily of large-company stocks, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities, including securities that are economically tied to emerging markets. Income is a secondary objective.

JNL/Vanguard Global Bond Market Index Fund
Jackson National Asset Management, LLC
Seeks a balance between current income and growth of capital by investing in shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are a part of the Vanguard Sector Bond Index Funds, Vanguard Bond Index Funds, and Vanguard Total International Bond Index Fund.

JNL/Vanguard Growth ETF Allocation Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified group of Underlying ETFs. Under normal market conditions, the Adviser allocates approximately 70% to 90% (with a target allocation of 80%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities and 10% to 30% (with a target allocation of 20%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives.

JNL/Vanguard International Stock Market Index Fund
Jackson National Asset Management, LLC
Seeks long-term capital appreciation by investing in shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are a part of the Vanguard FTSE All-World ex-US Index Fund, FTSE All-World ex-US Small-Cap Index Fund, Vanguard International Stock Index Funds, Vanguard Developed Markets Index Fund and Vanguard Total International Stock Index Fund.

JNL/Vanguard Moderate ETF Allocation Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified group of Underlying ETFs. Under normal market conditions, the Adviser allocates approximately 30% to 50% (with a target allocation of 40%) of the Fund’s assets to

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Underlying ETFs that invest primarily in equity securities and 50% to 70% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives.

JNL/Vanguard Moderate Growth ETF Allocation Fund
Jackson National Asset Management, LLC (and Mellon Investments Corporation)
Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Fund seeks to achieve its investment objective primarily through investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified group of Underlying ETFs. Under normal market conditions, the Adviser allocates approximately 50% to 70% (with a target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities and 30% to 50% (with a target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives.

JNL/Vanguard U.S. Stock Market Index Fund
Jackson National Asset Management, LLC
Seeks long-term capital appreciation by investing in Institutional Class shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest are a part of the Vanguard U.S. Stock Index Large-Capitalization Funds, the Vanguard U.S. Stock Index Small-Capitalization Funds and Vanguard U.S. Stock Index Mid-Capitalization Funds.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stocks and investment grade fixed-income securities. The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including investment-grade corporate bonds, U.S. Treasury and government agency bonds, mortgage-backed securities, asset-backed securities, and commercial-backed securities. Cash and cash equivalents are included in the fixed income fund weighting.

JNL/WMC Government Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in, under normal circumstances, at least 99.5% of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are “collateralized fully” (i.e., collateralized by cash or government securities).

JNL/WMC Value Fund
Jackson National Asset Management, LLC (and Wellington Management Company LLP)
Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies. Although the Fund may invest in companies with a broad range of market capitalizations, the Fund will tend to focus on companies with large market capitalizations (generally above $10 billion). The Fund may invest up to 20% of its total assets in the securities of foreign issuers.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund’s investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar Funds will be comparable even though the Funds have the same investment sub-advisers. The Funds described are available only through variable annuity contracts issued by Jackson. They are NOT offered or made available to the general public directly.

A Fund’s performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

All of the Funds are managed and administered by Jackson National Asset Management, LLC (“JNAM”), an affiliate of Jackson.  For certain Funds, JNAM has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to provide certain investment advisory services to the Funds. Among other responsibilities, JNAM oversees the activities of the sub-advisers with respect to such Funds and is responsible for evaluating the services of those sub-advisers. In addition, for the Funds of

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Funds and feeder funds, JNAM implements the investment program by, among other things, selecting the respective Underlying Funds, ETFs and master funds.

We generally select the Funds to provide a range of investment options for persons invested in the Contracts from conservative to more aggressive investment strategies.  In addition, we may consider the potential risk to us of offering a Fund in light of the benefits provided by the Contract.  We and our affiliates receive payments or compensation from the Funds or their service providers in connection with management, administration, distribution, and other services we and our affiliates provide with respect to the Funds. These payments to Jackson and our affiliates may be a factor we consider in our selection of the Funds.

Subject to any applicable legal requirements, selection of the Funds is solely within our discretion, based on the foregoing or other considerations.

We do not provide investment advice, and we do not recommend or endorse any particular Investment Division or Fund.  You bear the risk of any decline in your Contract Value resulting from the performance of the Investment Divisions you have chosen.

You should read the summary prospectuses for the Funds and/or the prospectus for the JNL Series Trust carefully before investing.

The summary prospectuses for the Funds are attached to this prospectus. The summary prospectuses for the Funds and the prospectus for the JNL Series Trust may also be obtained at no charge by calling 1-800-644-4565 (Service Center), by writing P.O. Box 24068, Lansing, Michigan 48909-4068, or by visiting www.jackson.com . Additional Funds and Investment Divisions may be available in the future.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for add-on benefits, as noted, so they are deducted from your Contract Value only if you elected to add that add-on benefit to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

Core Contract Charge. Each day, as part of our calculation of the Accumulation Unit values and Annuity Units, we make a deduction for the Core Contract Charge. On an annual basis, this charge equals 1.05% (0.95% if the Contract Value Death Benefit option is elected) of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account.

This charge is reduced to 0.95% (0.85% if the Contract Value Death Benefit option is elected) if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million. If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the charge will be reinstated to 1.05% (0.95% if the Contract Value Death Benefit option is elected).

This charge compensates us for our expenses associated with administration of the Contracts and the Separate Account, acquisition of business including marketing expenses, risks we assume in connection with the Contracts, and costs associated with providing Contract benefits.

Below is a table showing the differing Core Contract Charges based upon whether you have elected the Contract Value Death Benefit option:

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	Core Contract Charge	Core Contract Charge for Contracts with Contract Value of $1 Million or Greater
With Basic Death Benefit	1.05%	0.95%
With Contract Value Death Benefit	0.95%	0.85%

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses in addition to those covered by the Core Contract Charge. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon total withdrawal and generally is taken from the Investment Divisions and the Fixed Account based on the proportion their respective value bears to the Contract Value. We will not deduct this charge if the value of your Contract is $50,000 or more when the deduction is to be made.

Transfer Charge. We deduct $25 for each transfer in excess of 25 in a Contract Year. For this purpose, all transfers that are processed on the same Business Day will be considered as one transfer. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. The charge compensates us for the administrative cost associated with the transfers. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we will charge a lesser fee where required by state law.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

•	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least seven years without being withdrawn),

•	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your Remaining Premiums allocated to those accounts), and

•
the free withdrawal amount. The free withdrawal is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a withdrawal charge, minus earnings. The free withdrawal may be taken once or in segments throughout the Contract Year. Any amount withdrawn to satisfy a required minimum distribution reduces the amount of available free withdrawal.

We will deduct a withdrawal charge on:

•	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount),

•
withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire amount withdrawn to fulfill your withdrawal request, including amounts necessary to pay withdrawal charges, will be subject to the withdrawal charge),

•	amounts withdrawn in a total withdrawal, including amounts necessary to pay withdrawal charges, and

•	amounts applied to income payments on an Income Date that is within one year of the Issue Date.

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any withdrawal charge), and then from the oldest Remaining Premium. If you request a total withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on Remaining Premium in the Contract immediately prior to the withdrawal. Please note, any free withdrawal taken reduces both Contract Value and Remaining Premium.

The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the Premium payment(s) you are withdrawing) according to the following schedule (state variations may apply):

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Withdrawal Charge (as a percentage of Remaining Premium):
Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+

Base Schedule	8.5%	7.5%	6.5%	5.5%	5%	4%	2%	0%

Upon a partial or total withdrawal, the withdrawal charge percentage will be the lesser of the withdrawal charge percentage indicated above, or the maximum withdrawal charge percentage listed below. In either case, the withdrawal charge percentage will decrease with each year until no longer applicable.

Beginning on the Contract Anniversary on or After the Owner Attains the Age of:	Maximum Withdrawal Charge Percentage
86	7.25%
87	6.50%
88	5.50%
89	4.50%
90	3.75%
91	2.75%
92	1.75%
93	0.75%
94+	0.00%
You may request a partial withdrawal as either a gross amount withdrawal or a net amount withdrawal. Your selection will have an impact on both the amount you receive and the amount of the withdrawal charge assessed on your partial withdrawal.

If you elect to receive a gross amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount. Any applicable charges and adjustments, including withdrawal charges and taxes will be applied to your requested withdrawal amount and the remaining amount after deductions will be distributed to you. Therefore, you may receive less than the dollar amount you specified in your withdrawal request. If you elect to receive a net amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount plus the amount needed to cover any applicable charges and adjustments, including withdrawal charges and taxes withheld. Therefore, you will receive exactly the amount specified in your withdrawal request, but your Contract Value may be reduced by more than the amount of that request. In each case, withdrawal charges, if any, will be assessed against the amount by which your Remaining Premium is reduced (excluding any amount for which the Contract expressly provides for waived or no withdrawal charges). A partial withdrawal will reduce Remaining Premium by the amount of Premium withdrawn that incurs a withdrawal charge (inclusive of the withdrawal charge amount) plus the amount of Premium withdrawn that is no longer subject to a withdrawal charge.

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

•	income payments during your Contract’s income phase (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);

•	death benefits;

•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution, then the entire amount withdrawn to fulfill your withdrawal request will be subject to the withdrawal charge); or

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•
if permitted by your state, withdrawals of up to $250,000 from the Investment Divisions or the Fixed Account (subject to certain exclusions) if you need extended hospital or nursing home care as provided in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, representative or employee of Jackson or any of our affiliates.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex GMWB”) Charge. The charge for this GMWB begins when the add-on benefit is added to the Contract and is expressed as an annual percentage of the Guaranteed Withdrawal Balance (“GWB”). The percentage varies depending on which Guaranteed Annual Withdrawal Amount Percentage (“GAWA%”) table you elect (see tables below). For more information about the GWB and the different GAWA% tables, please see “LifeGuard Freedom Flex GMWB” beginning on page 49.

LifeGuard Freedom Flex GMWB With Income Stream Max GAWA% Table
Options	Maximum Annual Charge	Current Annual Charge	Maximum Increase to Annual Charge (at one time)
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.60%	1.30%	0.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value*	2.80%	1.40%	0.25%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	1.55%	0.25%
Charge Basis	GWB
Charge Frequency	Quarterly

LifeGuard Freedom Flex GMWB With Income Stream Value GAWA% Table
Options	Maximum Annual Charge	Current Annual Charge	Maximum Increase to Annual Charge (at one time)
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	1.30%	0.65%	0.10%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value*	1.50%	0.75%	0.15%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	1.80%	0.90%	0.15%
Charge Basis	GWB
Charge Frequency	Quarterly
*LifeGuard Freedom Flex with 6% Bonus is only available in conjunction with the purchase of the LifeGuard Freedom Flex Death Benefit.

You pay the applicable percentage of the GWB each Contract Quarter.

We deduct the charge from your Contract Value. If the Fixed Account Contract Value is greater than the Fixed Account Minimum Value, the quarterly charge will be deducted from your allocations to the Investment Divisions and the Fixed Account Options in the same proportions that the respective allocations bear to your Contract Value until such time that the Fixed Account Contract Value has been reduced to the Fixed Account Minimum Value. If the Fixed Account Contract Value is equal to the Fixed Account Minimum Value, the charge will be deducted only from your allocations to the Investment Divisions. If no value remains in the Investment Divisions and the Fixed Account Contract Value is equal to the Fixed Account Minimum Value, the charge will not be assessed for that Contract Quarter. With the Investment Divisions, we deduct the charge by redeeming Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the add-on benefit, the charge is prorated for the period since the last quarterly charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the tables above. If the GMWB charge is to increase, a notice will be sent to you 45

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days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting the GWB bonus provision, automatic step-up provision, GWB adjustment, and any other increases to the GWB and GAWA. If you elect to opt out of charge increases, no future Premium payments will be allowed and the GAWA% will be determined with no future recalculation. While electing to discontinue these provisions will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate these provisions once they have been discontinued. All elections must be received by us in Good Order prior to the Contract Anniversary.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the add-on benefit through the earlier date that you annuitize the Contract or your Contract Value is zero. We will, however, stop deducting the charge under other circumstances that would cause the add-on benefit to terminate. For more information, please see “Termination” under “LifeGuard Freedom Flex GMWB” beginning on page 63. We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge. Please check with your financial professional to learn about the current level of the charge, or contact us at the Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the add-on benefit works, please see “LifeGuard Freedom Flex GMWB” beginning on page 49. Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 47 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom Flex GMWB only. If you purchase the LifeGuard Freedom Flex DB, additional charges apply for that benefit. Please see “LifeGuard Freedom Flex DB” under “Contract Charges”, in the part entitled “Death Benefit Charges”, beginning on page 36 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge. The charge for this GMWB begins when the add-on benefit is added to the Contract and is expressed as an annual percentage of the Guaranteed Withdrawal Balance (“GWB”). The percentage varies depending on which Guaranteed Annual Withdrawal Amount Percentage (“GAWA%”) table you elect (see tables below). For more information about the GWB and the different GAWA% tables, please see “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 59.

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Max GAWA% Table
Options	Maximum Annual Charge	Current Annual Charge	Maximum Increase to Annual Charge (at one time)
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.80%	1.40%	0.25%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	1.65%	0.25%
Charge Basis	GWB
Charge Frequency	Quarterly

LifeGuard Freedom Flex With Joint Option GMWB With Income Stream Value GAWA% Table
Options	Maximum Annual Charge	Current Annual Charge	Maximum Increase to Annual Charge (at one time)
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	1.90%	0.95%	0.15%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.40%	1.20%	0.20%
Charge Basis	GWB
Charge Frequency	Quarterly

You pay the applicable percentage of the GWB each Contract Quarter.

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We deduct the charge from your Contract Value. If the Fixed Account Contract Value is greater than the Fixed Account Minimum Value, the quarterly charge will be deducted from your allocations to the Investment Divisions and the Fixed Account Options in the same proportions that the respective allocations bear to your Contract Value until such time that the Fixed Account Contract Value has been reduced to the Fixed Account Minimum Value. If the Fixed Account Contract Value is equal to the Fixed Account Minimum Value, the charge will be deducted only from your allocations to the Investment Divisions. If no value remains in the Investment Divisions and the Fixed Account Contract Value is equal to the Fixed Account Minimum Value, the charge will not be assessed for the Contract Quarter. With the Investment Divisions, we deduct the charge by redeeming Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the add-on benefit, the charge is prorated for the period since the last quarterly charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge, subject to the applicable maximum annual charge. and maximum increase to annual charge, as shown in the tables above. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting the GWB bonus provision, automatic step-up provision, GWB adjustment, and any other increases to the GWB and GAWA. If you elect to opt out of charge increases, no future Premium payments will be allowed and the GAWA% will be determined with no future recalculation. While electing to discontinue these provisions will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate these provisions once they have been discontinued. All elections must be received by us in Good Order prior to the Contract Anniversary.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the add-on benefit through the earlier date that you annuitize the Contract or your Contract Value is zero. We will, however, stop deducting the charge under other circumstances that would cause the add-on benefit to terminate. For more information, please see “Termination” under “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 74. We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge. Please check with your financial professional to learn about the current level of the charge, or contact us at the Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the add-on benefit works, please see “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 59. Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 47 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Death Benefit Charges. There is no additional charge for the Contract’s basic death benefit. However, for an additional charge, you may select one of the Contract’s available add-on death benefits in place of the basic death benefit. Please ask your financial professional whether there are variations on these benefits in your state or contact our Service Center. Our contact information is on the cover page of this prospectus.

If the Contract Value Death Benefit option is elected, all other add-on death benefits are unavailable.

Roll-up Guaranteed Minimum Death Benefit Charge. If you select the Roll-up Guaranteed Minimum Death Benefit, you will pay 0.90% of the GMDB Benefit Base for this benefit annually (0.225% each Contract Quarter), subject to a maximum annual charge of 1.80% (0.45% quarterly). We deduct the charge from your Contract Value. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the add-on death benefit.  While the charge is deducted from the Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the add-on benefit, the charge is prorated for the period since the last quarterly charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge percentage by 0.15% annually, subject to the maximum annual charge noted above. If the GMDB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting the roll-up provision, and any future increases to the GMDB Benefit Base. If you elect to opt out of charge increases, no future Premium payments will be allowed and future withdrawals will reduce the GMDB Benefit Base. While electing to discontinue this provision will prevent an increase in charge, you will be foregoing possible increases in your GMDB Benefit Base so carefully consider this decision should we notify you of a charge increase. Such election is final. All elections must be received by us in Good Order prior to the Contract Anniversary.

For more information about how the add-on benefit works, including this benefit’s GMDB Benefit Base, please see “Roll-up Guaranteed Minimum Death Benefit (“Roll-up GMDB”)” under “Add-On Death Benefits”, beginning on page 73.

Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit Charge. If you select the Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit, you will pay 0.30% of the GMDB Benefit Base for this benefit annually (0.075% each

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Contract Quarter), subject to a maximum annual charge of 0.60% (0.15% quarterly). We deduct the charge from your Contract Value. If the Fixed Account Contract Value is greater than the Fixed Account Minimum Value, the quarterly charge will be deducted from your allocations to the Investment Divisions and the Fixed Account Options in the same proportions that the respective allocations bear to your Contract Value until such time that the Fixed Account Contract Value has been reduced to the Fixed Account Minimum Value. If the Fixed Account Contract Value is equal to the Fixed Account Minimum Value, the charge will be deducted only from your allocations to the Investment Divisions. If no value remains in the Investment Divisions and the Fixed Account Contract Value is equal to the Fixed Account Minimum Value, the charge will not be assessed for that Contract Quarter. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from the Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the add-on benefit, the charge is prorated for the period since the last quarterly charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge percentage by 0.05% annually, subject to the maximum annual charge noted above. If the GMDB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting the highest quarterly anniversary value provision, and any future increases to the GMDB Benefit Base. If you elect to opt out of charge increases, no future Premium payments will be allowed. While electing to discontinue this provision will prevent an increase in charge, you will be foregoing possible increases in your GMDB Benefit Base so carefully consider this decision should we notify you of a charge increase. Such election is final. All elections must be received by us in Good Order prior to the Contract Anniversary.

For more information about how the add-on benefit works, including this benefit’s GMDB Benefit Base, please see “Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit” under “Add-On Death Benefits”, beginning on page 74.

Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit Charge. If you select the Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit, you will pay 1.00% of the GMDB Benefit Base for this benefit annually (0.25% each Contract Quarter), subject to a maximum annual charge of 2.00% (0.50% each Contract Quarter). We deduct the charge from your Contract Value. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the add-on death benefit.  While the charge is deducted from the Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the add-on benefit, the charge is prorated for the period since the last quarterly charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge percentage by 0.15% annually, subject to the maximum annual charge noted above. If the GMDB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting the roll-up provision, the highest quarterly anniversary value provision, and any future increases to the GMDB Benefit Base. If you elect to opt out of charge increases, no future Premium payments will be allowed and future withdrawals will reduce the GMDB Benefit Base. While electing to discontinue these provisions will prevent an increase in charge, you will be foregoing possible increases in your GMDB Benefit Base so carefully consider this decision should we notify you of a charge increase. Such election is final. All elections must be received by us in Good Order prior to the Contract Anniversary.

For more information about how the add-on benefit works, including this benefit’s GMDB Benefit Base, please see “Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit (“Combination Roll-up and Highest Quarterly Anniversary Value GMDB”)” under “Add-On Death Benefits”, beginning on page 75.

LifeGuard Freedom Flex DB Charge. If you select the LifeGuard Freedom Flex DB add-on death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the 6% Bonus option, you will pay two separate charges for the combined benefit. The charge for LifeGuard Freedom Flex DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB. The charge for this death benefit begins when the add-on benefit is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit. The percentage varies depending on which Guaranteed Annual Withdrawal Amount Percentage (“GAWA%”) table you elect (see table below).

	Maximum Annual Charge	Current Annual Charge	Maximum Increase to Annual Charge (at one time)
With Income Stream Max GAWA% Table	1.60%	0.80%	0.15%
With Income Stream Value GAWA% Table	1.20%	0.60%	0.10%
Charge Basis	GMWB Death Benefit
Charge Frequency	Quarterly

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For more information about the GMWB Death Benefit, please see “LifeGuard Freedom Flex DB” under “Add-On Death Benefits”, beginning on page 77. For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 34, and for benefit information, including the GWB, please see “LifeGuard Freedom Flex GMWB” beginning on page 49.

We deduct the charge from your Contract Value. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the add-on death benefit.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit. Upon termination of the add-on benefit, the charge is prorated for the period since the last quarterly or monthly charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge subject to the maximum annual charge and maximum increase to the annual charge (at one time) as detailed in the table above. If the GMWB Death Benefit charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting increases to the GMWB Death Benefit. If you elect to opt out of charge increases, no future Premium payments will be allowed. While electing to discontinue this provision will prevent an increase in charge, you will be foregoing possible increases in your GMWB Death Benefit so carefully consider this decision should we notify you of a charge increase. Such election is final. All elections must be received by us in Good Order prior to the Contract Anniversary.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under options 3 or 4 (see “Income Options”), the amount received will be reduced by (a) minus (b) where:

(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

The Commutation Fee compensates us for administrative costs and expenses associated with commuting the annuity payments and determining the amount to be paid.

Other Expenses. We pay the operating expenses of the Separate Account, including those not covered by the Core Contract Charge. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached summary prospectuses for the Funds. For more information, please see the “Total Annual Fund Operating Expenses” table beginning on page 6.

Premium Taxes. Some states and other governmental entities charge Premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5% (the amount of state Premium tax, if any, will vary from state to state).

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“Distributor”), located at 300 Innovation Drive, Franklin, TN 37067, serves as the distributor of the Contracts. Distributor also serves as distributor of other variable insurance products issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York (“Jackson of NY”).

Distributor is a wholly owned subsidiary of Jackson. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). Distributor is not a member of the Securities Investor Protection Corporation (“SIPC”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

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The Contracts are offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies (each a “Financial Institution,” collectively “Financial Institutions”). No Financial Institution has any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson. The Financial Institutions are responsible for delivery of various related disclosure documents and the accuracy of their oral description and suitable recommendation of the purchase of the Contracts.

Commissions are paid to Financial Institutions that sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any Premium payment. Where lower commissions are paid up front, trail commissions may also be paid. Commissions may also be paid on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years. The Financial Institutions determine the amount of the commission that will be paid to their registered representatives. The amounts paid may vary based upon the practices of each Financial Institution.

Under certain circumstances, the Distributor and/or Jackson may make payments to Financial Institutions in addition to commissions, in connection with the sale of Jackson and Jackson of NY variable insurance products. These payments and/or reimbursements are in recognition of marketing, distribution, and/or administrative support provided by the Financial Institution and may not be offered to all Financial Institutions. The terms of these arrangements vary widely depending on, among other things, products offered; the level and type of marketing, distribution, and administrative support services provided; assets under management; the volume of sales; and the level of access we are provided to the registered representatives of the Financial Institution. Such payments may influence Financial Institutions and/or their registered representatives to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation, FINRA rules of conduct and Department of Labor (“DOL”) rules and regulations. While such compensation may be significant, it will not result in any additional direct charge by us to you.

Under these compensation structures, the Distributor and/or Jackson may make marketing allowance payments and marketing support payments to the Financial Institutions. Marketing allowance payments are payments that are designed as consideration for product placement and distribution, assets under management, and sales volume. Marketing allowance payments are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation to or on behalf of Financial Institutions and their registered representatives and are intended to provide us with exposure to registered representatives so that we may build relationships or educate them about product features and benefits. Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses); client and prospecting events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); sponsorship payments for participation at conferences and meetings; and other support services, including payments to third party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to applicable laws and regulations including FINRA rules of conduct and DOL rules and regulations, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items, occasional meals, and entertainment. Registered representatives may qualify for different levels of sales and service support depending on the volume of business that they do with us.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract’s Core Contract Charge and other charges.

The alphabetical listing below details the 20 Financial Institutions that received the largest amounts of marketing allowance payments and/or marketing support payments in 2019 from the Distributor and/or Jackson in relation to the sale of Jackson and Jackson of NY variable insurance products. The total payments received by a Financial Institution is based on sales of all Jackson and Jackson of NY variable insurance products, thus a Financial Institution may appear on the list even if it is not receiving any payments with respect to sales of the Contracts. Payments to these firms ranged from approximately $475 thousand to approximately $18.5 million.

Cambridge Investment Research, Inc.
Cetera Advisor Networks LLC
Cetera Advisors LLC
Cetera Investment Services LLC
Commonwealth Financial Network
Kestra Investment Services, LLC
Lincoln Financial Advisors
LPL Financial LLC
MML Investors Services, LLC

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Morgan Stanley
Park Avenue Securities LLC
Raymond James & Associates, Inc.
Royal Alliance Associates, Inc.
Securities America, Inc.
Stifel Nicolaus & Company, Incorporated
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Voya Financial Advisors, Inc.
Wells Fargo Clearing Services, LLC
Woodbury Financial Services, Inc.
Please see Appendix B for a complete list of Financial Institutions that received amounts of marketing allowance payments and/or marketing support payments in 2019 from the Distributor and/or Jackson in relation to the sale of our variable insurance products. While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed and may involve substantial payments on a forward going basis.

Compensation is also paid to employees of the Distributor and/or Jackson who are responsible for providing services to Financial Institutions. These employees are generally referred to as “wholesalers” and may meet with Financial Institutions and/or their registered representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or add-on benefits (if any) sold by the Financial Institutions that the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

The Distributor also has relationships with the sub-advisers to the various underlying Funds and their affiliates. The Distributor receives payments from some sub-advisers to assist in defraying the costs of certain promotional and marketing meetings hosted by the Distributor in which the sub-advisers participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser’s participation. Our affiliated Financial Institutions may have other relationships with the sub-advisers (apart from Jackson) including selling retail mutual funds managed or advised by certain sub-advisers.

All of the compensation described here, and other compensation or benefits provided by the Distributor and/or Jackson or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation can create a conflict of interest as it may influence your Financial Institution and registered representative to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Financial Institution and registered representative. You may ask your registered representative about any variations and how he or she and his or her Financial Institution are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

•	$50,000 under most circumstances

•	$50,000 for a qualified plan Contract

Minimum Additional Premiums:

•	$500 for a qualified or non-qualified plan

•	$50 for an automatic payment plan

•	You can pay additional Premiums at any time during the accumulation phase unless a specific add-on benefit or feature provides limitations.

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These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. We reserve the right, in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payments and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis. Any of these actions by us would limit your ability to invest in the Contract and increase your values and benefits. There is a $100 minimum balance requirement for each Investment Division and Fixed Account Option. We reserve the right to restrict availability or impose restrictions on the Fixed Account.

Maximum Premiums:

•	The maximum aggregate Premiums you may make without our prior approval is $1 million.

The payment of subsequent Premiums, depending on market conditions at the time they are made, may or may not contribute to the various benefits under your Contract, including the enhanced death benefits or any GMWB. Our right to restrict Premiums to a lesser maximum amount may also affect the benefits under your Contract.

Allocations of Premium. You may allocate your Premiums to one or more of the Investment Divisions and Fixed Account Options. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Investment Division or a Fixed Account Option is $100. We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

You may not allocate your Contract Values among more than 99 Investment Divisions and Fixed Account Options at any one time.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Subsequent Premiums are allocated on the Business Day that the Premium is received. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Capital Protection Program. If you select our Capital Protection Program at issue, we will allocate enough of your Premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original Premium paid. You may allocate the rest of your Premium to any Investment Division(s). If any part of the Fixed Account value is withdrawn or transferred before the end of the selected period, the value at the end of that period will not equal the original Premium. This program is available only if Fixed Account Options are available. There is no charge for the Capital Protection Program. You should consult your financial professional with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a Premium payment of $10,000 when the interest rate for the seven-year period was 3% per year. We would allocate $8,131 to that period because $8,131 would increase at that interest rate to $10,000 after seven years, assuming no withdrawals are taken. The remaining $1,869 of the payment would be allocated to the Investment Division(s) you selected.

Shorter specified periods require allocation of substantially all your Premium to achieve the intended result. In any case, the results will depend on the interest rate declared for the specified period. Please note, the interest rate used in the above example is for illustrative purposes only and is not intended to reflect the current interest rate for the specified period of this duration.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.” During the income phase we use a measure called an “Annuity Unit.”

Every Business Day, we determine the Accumulation Unit value for each of the Investment Divisions by:

•	determining the total amount of assets held in the particular Investment Division;

•	subtracting any asset-based charges and taxes chargeable under the Contract; and

•	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

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The Accumulation Unit value may go up or down from day to day based on the performance of the Funds, expenses, and deduction of Contract charges. The base Contract has a different Accumulation Unit value than each combination of add-on benefits an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a Premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the Accumulation Unit value for that Investment Division that reflects the combination of add-on benefits you have elected and their respective charges. If your Premium payment is received after the close of the New York Stock Exchange, the number of Accumulation Units credited will be determined at the end of the next Business Day.

In connection with arrangements we have to transact business electronically, we may have agreements in place whereby the time when certain broker-dealers receive your initial Premium payment and all required information in Good Order will be used for initial pricing of your Contract values.  However, if we do not have an agreement with a broker-dealer providing for these pricing procedures, initial Premium payments received by the broker-dealer will not be priced until they are received by us. As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.  Please check with your financial professional to determine if his/her broker-dealer has an agreement with the Company that provides for these pricing procedures.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date.

You can make 25 transfers every Contract Year without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Market Value Adjustment.

Potential Limits and Conditions on Fixed Account Transfers. There may be periods when we do not offer any Fixed Account. We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account as permitted by applicable law. The Fixed Account Options are not available if you elect the Roll-up GMDB, the Combination Roll-up and Highest Quarterly Anniversary Value GMDB, or the LifeGuard Freedom Flex DB add-on death benefits.

In addition, we also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option. Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1. During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:

•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract year:

◦	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or

◦	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or

•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer in the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

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2. We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3. We could restrict or prohibit your transfers into or allocations of any additional Premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4. We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional Premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries. The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option. If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any Premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you. Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any Premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or Premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 25 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed. In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO. In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions. Accordingly, you should consider whether you are willing to be subject to those limitations before you allocate any Premiums or transfers to the one-year Fixed Account Option.

We also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 25 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

•	limiting the number of transfers over a period of time;

•	requiring a minimum time period between each transfer;

•	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

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•	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your financial professional in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. Our Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you (and any joint Owner) provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you, a joint Owner, or your financial professional unless you notify us to the contrary. To notify us, please call us at the Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement. We reserve the right to discontinue this privilege or implement additional limitations.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day’s Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgment we return to you. If the time and date indicated on the acknowledgment is before the close of the New York Stock

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Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next Business Day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgment, you should telephone our Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any add-on benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner’s death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor’s/representative’s behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

•	by making either a partial or total withdrawal,

•	by electing the Automatic Withdrawal Program,

•	by electing a Guaranteed Minimum Withdrawal Benefit, or

•	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any withdrawal charge), and then from the oldest Remaining Premium. When you make a total withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, charges due under any add-on benefit and all applicable withdrawal charges, adjusted for any applicable Market Value Adjustment. For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 32. We will pay the withdrawal proceeds within seven days of a request in Good Order. If a Premium payment made by personal check or electronic draft is received within the five days preceding a withdrawal request, we may delay payment of the withdrawal proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions and Fixed Account Options based on the proportion their respective values bear to the Contract Value.

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With the Automatic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal unless this $2,000 minimum has been expressly waived by endorsement. After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Service Center for more information. Our contact information is on the cover page of this prospectus. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 81.

Waiver of Withdrawal Charge for Certain Emergencies. We will waive the withdrawal charge (withdrawals from the Investment Divisions and the Fixed Account), but not any Market Value Adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

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Terminal Illness Benefit, under which we will waive any withdrawal charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions and Fixed Account (subject to certain exclusions) that you withdraw after providing us with a physician’s statement that you have been diagnosed with an illness after the Contract’s issue date that will result in your death within 12 months;

•
Extended Care Benefit, under which we will waive any withdrawal charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions and Fixed Account (subject to certain exclusions) that you withdraw after providing us with a physician’s statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning after the date your Contract was issued.

You may exercise these benefits once under your Contract.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual’s particular needs. Moreover, the GMWB does not assure that you will receive any return on your investments. The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation. Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns. The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up. However, strong investment performance will only help the GMWB guard against inflation if the add-on benefit includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The LifeGuard Freedom Flex with Joint Option GMWB add-on benefit is available only to spouses and differs from the LifeGuard Freedom Flex GMWB without the Joint Option add-on benefit (which is available to spouses and unrelated parties) and enjoys the following advantages:

•
If the Contract Value falls to zero, benefit payments under the add-on benefit will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective. (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the “LifeGuard Freedom Flex With Joint Option GMWB” subsection beginning on page 59.)

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•
If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the LifeGuard Freedom Flex GMWB without the Joint Option).

The LifeGuard Freedom Flex with Joint Option GMWB has a higher charge than the respective LifeGuard Freedom Flex GMWB without the Joint Option.

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits. The cumulative cost of a GMWB also is greater the longer the duration of ownership. The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59½) and a GWB adjustment (70)) are locked-in. Conversely, forecasts at younger ages may prove less reliable. You should undertake careful consideration and thorough consultation with your financial professional or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

Guaranteed Minimum Withdrawal Benefit Important Special Considerations. Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the Contract Anniversary on which you will be 95 years old, or such earlier date as required by a qualified plan, law or regulation. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 70.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your financial professional whether a GMWB is even suitable for you. Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date. Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize.

Please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit’s Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate. These benefits may not be appropriate if you anticipate having cash needs in excess of the withdrawal limits imposed by the benefits that cannot be covered by sources other than your Contract. Please see “Guaranteed Withdrawal Balance (“GWB”)” and “Withdrawals” under each GMWB for more information about the GWB and GAWA. Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Required Minimum Distributions under Certain Tax Qualified Plans (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB. For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without reducing the amount of guaranteed income available in future years. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD.

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the add-on benefit applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For information regarding the RMD calculation for your Contract, please contact our Service Center. Our contact information is on the cover page of this prospectus.

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Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with a GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the add-on benefit’s guarantees may become susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMDs for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the Contract Year (ending June 30, 2021) is $10. The RMDs for calendar years 2020 and 2021 are $14 and $16, respectively.

If the Owner withdraws $7 in the first and second halves of calendar year 2020 and $8 in the first and second halves of calendar year 2021, then at the time the withdrawal in the first half of calendar year 2020 is taken, the Owner will have withdrawn $15 in the Contract Year running from July 1, 2020 to June 30, 2021. Because the sum of the Owner’s withdrawals for the Contract Year running from July 1, 2020 to June 30, 2021 is less than the greater of the RMDs for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule permits that with the calendar year in which your RMDs are to begin, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner who must begin taking RMDs in calendar year 2020 on a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2020 RMD) until March 30, 2021, he may still take the 2021 RMD before the next Contract Year begins on June 30, 2021 without an adverse recalculation of the GWB and GAWA. However, if he takes his second RMD (the 2021 RMD) after June 30, 2021, he should wait until the following Contract Year begins on July 1, 2022 to take his third RMD (the 2022 RMD) because, except for the calendar year in which RMDs begin, withdrawing two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the total of the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix C, specifically examples 4, 5, and 7 under section “I. LifeGuard Freedom Flex.”  Please consult the financial professional who is helping, or who helped, you purchase your tax-qualified Contract, and your tax advisor, to be sure that a particular GMWB ultimately suits your needs relative to your RMD.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).

These are Guaranteed Minimum Withdrawal Benefits (GMWBs) that guarantee the withdrawal of minimum annual amounts for life, regardless of the performance of the underlying investment options. The amount of withdrawals that you can make will depend on how you combine the optional features under these GMWBs.

LifeGuard Freedom Flex with Joint Option GMWB provides for coverage for the life of the Owner and Owner’s spouse (“Covered Lives”). In the case of tax-qualified Contracts owned by a natural person, the Owner and the primary spousal Beneficiary named as of the effective date of this endorsement will each be considered a Covered Life. On non-qualified LifeGuard Freedom Flex with Joint Option GMWB Contracts owned by natural persons, the spousal joint Owners will each be considered a Covered Life.

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These GMWBs include a step-up to highest quarterly contract value feature, and permit, prior to being added to the Contract, a selection of bonus percentage amounts. The 6% bonus option is only available in conjunction with the purchase of the single life LifeGuard Freedom Flex GMWB with the LifeGuard Freedom Flex Death Benefit.

These GMWBs allow the Owner (or the Owner and the Owner’s spouse), with the assistance of his or her financial professional, to select an available combination of Options, consistent with a variety of considerations, such as: his or her expectations of market performance; anticipated timing of subsequent Premiums; needs for future guaranteed annual percentage of withdrawals; expectation of need for early or unscheduled withdrawals to fund then current living expenses and obligations; marital and family status; and tax-qualified or non-tax-qualified purpose of the investment.

References to “this GMWB” apply to each of the GMWBs, LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB, including all of the available combinations of Options and the GAWA% tables that may be available that each provides, as discussed below. In addition, as disclosed in the Fees and Expenses Tables, the charges of each GMWB will vary depending on the mix of Options and the GAWA% table selected. Upon selection of the Options and a request for one of these GMWBs received in Good Order, the Owner will receive an endorsement to the Contract reflecting the selection of Options.

Each combination of Options, other than the combination that includes the LifeGuard Freedom Flex DB (for information about the LifeGuard Freedom Flex DB, please see “LifeGuard Freedom Flex DB” under “Add-On Death Benefits”, beginning on page 77) is offered to Owners between the ages of 35 and 80. As explained below with regard to both the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB, the timing and amounts of withdrawals have a significant impact on the amount and duration of benefits. The cumulative costs of these GMWBs are also greater the longer the duration of ownership. The closer you are to retirement, the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as the For Life Guarantee (59½) and the GWB adjustment (70) are locked-in. Conversely, forecasts at younger ages may prove less reliable. You should undertake careful consideration and thorough consultation with your financial professional as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that this GMWB might provide.

These GMWBs may not be terminated by the Owner independently from the Contract to which they are attached.

LifeGuard Freedom Flex GMWB.

The following description of this GMWB is supplemented by the examples in Appendix C under section “I. LifeGuard Freedom Flex,” particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 11 for the guaranteed withdrawal balance adjustment.

This GMWB guarantees partial withdrawals during the Contract’s accumulation phase (i.e., before the Income Date) subject to the following:

•
If the For Life Guarantee is in effect, the guarantee lasts for the lifetime of the Designated Life, or if there are joint Owners, the lifetime of the joint Owner who dies first (the “For Life Guarantee”). For purposes of this GMWB, the Designated Life is the original Owner (or oldest joint Owner) if the Owner is a natural person. If the Owner is a legal entity, the Designated Life is the original Annuitant (or oldest joint Annuitant).

For the Owner that is a legal entity, the guarantee lasts for the lifetime of the Designated Life (or if there are joint Annuitants, the lifetime of the joint Annuitant who dies first).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life attaining the age of 59½. If the Designated Life is 59½ years old or older on the add-on benefit’s effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the “Contract Value is Zero” subsection below to understand what happens when the Contract Value is reduced to zero.) Otherwise, the For Life Guarantee remains effective until the date this GMWB is terminated or until the Continuation Date on which this GMWB is continued under spousal continuation. Please see the “Termination” subsection below to understand

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under what conditions this GMWB and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information.

•
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner’s death, a spousal Beneficiary may continue this GMWB under spousal continuation. In that event, the GWB is payable until depleted. (Please see the “Spousal Continuation” subsection below for more information.) If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner’s death may have a significant negative impact on the value of this GMWB and cause the add-on benefit to prematurely terminate.

Please consult the financial professional who is helping, or who helped, you purchase your Contract to be sure that this GMWB and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Designated Lives 35 to 80 years old, or 35 to 75 years old if you select the 6% Bonus Option combination that includes the LifeGuard Freedom Flex DB, (proof of age is required). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary (subject to availability). Please note, while this GMWB may be added to a Contract on any Contract Anniversary (subject to availability), the LifeGuard Freedom Flex DB is not available after issue and can only be added on the Issue Date. Once added this GMWB cannot be cancelled except by a Beneficiary who is the Owner’s spouse, who, upon the Owner’s death, may elect to continue the Contract without the GMWB. If you are eligible to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract). Availability of this GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB. However, the Designated Life may not be changed. Any provisions referring to the age of a Designated Life apply even if that Designated Life is no longer living. When the Owner is a legal entity, changing Annuitants is not allowed.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated. Please see Guaranteed Withdrawal Balance (“GWB”) and “Withdrawals” below for more information about the GWB and GAWA.

Guaranteed Withdrawal Balance (“GWB”). The GWB is established for the sole purpose of determining the minimum withdrawal benefit and is not used in calculating your Contract Value or other guaranteed benefits. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.
The GAWA is determined based on the Designated Life’s (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary, subject to availability –	The GWB equals Contract Value.
The GAWA is determined based on the Designated Life’s attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal. See the GAWA percentage table below.

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The GWB can never be more than $10 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the death of the Designated Life, or in the case of joint Owners, the death of the first joint Owner, the For Life Guarantee is void. However, this GMWB may be continued by a spousal Beneficiary without the For Life Guarantee. Please see the “Spousal Continuation” subsection below for more information. If the For Life Guarantee is not in effect, upon the death of the Owner or any joint Owner, or upon the depletion of the GWB, all payments will cease and spousal continuation will not be available.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Designated Life’s attained age at the time of the first withdrawal.

There are two different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Max GAWA% Table; and the Income Stream Value GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables. Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

Ages	Income Stream Max GAWA% Table	Income Stream Value GAWA% Table
35 – 64	4.00%	3.00%
65 – 74	5.00%	4.00%
75 – 80	5.50%	4.50%
81+	6.00%	5.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB add-on benefits. We recommend you check with your financial professional to learn about the current level of the GAWA percentages, or contact us at our Service Center for more information. Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:

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When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 85).

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If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required add-on benefit endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for any combination of options under the Freedom Flex GMWB will not be greater than the maximum annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Add-On Benefits” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table. If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated. Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect. If the

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GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB. This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance. (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. There is no RMD for non-qualified Contracts.) In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract’s RMD without compromising the add-on benefit’s guarantees. Examples 4, 5 and 7 in Appendix C under section “I. LifeGuard Freedom Flex” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 47, for more information.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the withdrawal less the withdrawal; Or
	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 7 in Appendix C under section “I. LifeGuard Freedom Flex”). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA will also be reduced. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

•	The total amount of the current partial withdrawal, or

•	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account

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Option may be subject to a Market Value Adjustment. For more information, please see “THE FIXED ACCOUNT” beginning on page 12. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other add-on benefits (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including automatic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 81.

If the age of any Designated Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Designated Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment. Tax-qualified plan Contract Owners should consider the impact of Required Minimum Distributions on this benefit since any withdrawal from the Contract will void the GWB adjustment.

The GWB Adjustment Date is the later of:

•	The Contract Anniversary on or immediately following the Designated Life’s 70th birthday, or

•	The 12th Contract Anniversary following the effective date of this add-on benefit.

The GWB adjustment is determined as follows:

•	On the effective date of this add-on benefit, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $10 million.

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With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB’s effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the Premium payment, net of any applicable Premium taxes subject to a maximum of $10 million. (See Example 3 in Appendix C under section “I. LifeGuard Freedom Flex”.)

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With each subsequent Premium received on or after the first Contract Anniversary following this GMWB’s effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $10 million. (See Example 3 in Appendix C under section “I. LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base. Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix C under section “I. LifeGuard Freedom Flex” for an illustration of this GWB adjustment provision.)

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Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate. We also reserve the right to refuse subsequent Premium payments. The GWB can never be more than $10 million. See Example 3b in Appendix C under section “I. LifeGuard Freedom Flex” to see how the GWB is recalculated when the $10 million maximum is hit.

Step-up. On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value, as described immediately below for the applicable 5, 6, and 7% Bonus Options (“Highest Quarterly Contract Value”).

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Value on the highest of the four prior Contract Quarterly Anniversaries as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, and adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The quarterly adjusted Contract Value is equal to the greater of:
	●	The quarterly adjusted Contract Value prior to the partial withdrawal, reduced by the partial withdrawal; Or
	●	Zero.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The quarterly adjusted Contract Value is equal to the greater of:
●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

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With a step-up –	The GWB equals the Contract Value, as determined based on the Highest Quarterly Contract Value. (subject to a $10 million maximum).
	●	The GAWA percentage will not be recalculated upon step-ups following spousal continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.
PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value.

The GWB can never be more than $10 million with a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Charge Increase. On each fifth Contract Anniversary, the GMWB charge may be increased. You will be notified in advance of a GMWB Charge increase and may elect to opt out of the charge increase and any future charge increases by forfeiting the GWB bonus provision, automatic step-up provision, GWB adjustment, and any other increases to the GWB and GAWA. Such election must be received in Good Order prior to the Contract Anniversary. If you elect to opt out of charge increases, no future Premiums will be allowed and the GAWA% will be determined with no future recalculation. While electing to discontinue these provisions will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate these provisions once they have been discontinued. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order. For more information, please see “LifeGuard Freedom Flex GMWB Charge.”

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the death of any with joint Owner) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Also see the “LifeGuard Freedom Flex DB” under “Add-On Death Benefits”, beginning on page 77, for the death benefit that differs from the Contract’s death benefit and is available only at issue and in combination with the selection of the 6% Bonus option.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Designated Life (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Designated Life (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Designated Life’s attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Subject to the Company’s approval, you may elect to receive payments more frequently than annually. If you die, all rights under your Contract cease. No subsequent Premium payments will be accepted. All add-on benefits terminate without value, and no death benefit is payable, including the LifeGuard Freedom Flex DB.

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Spousal Continuation. In the event of the Owner’s death (or any Owner’s death with joint Owners), the Beneficiary who is the Owner’s spouse may elect to:

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Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary’s election to continue the Contract is in Good Order is called the Continuation Date.)

◦	Upon the Owner’s death, the For Life Guarantee is void.

◦	The GWB is only payable while there is value to it (until depleted).

◦	The GWB adjustment provision is void.

◦	Step-ups will continue as permitted in accordance with the step-up rules above.

◦	Contract Anniversaries will continue to be based on the Contract’s Issue Date.

◦
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age on the continuation date (as if that person survived to that date). The GAWA percentage will not change on future step-ups.

◦
The Latest Income Date is based on the age of the surviving spouse. Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

•	Continue the Contract without this GMWB (GMWB is terminated).

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Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary’s eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Spousal Continuation Option” beginning on page 79.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

•	The Income Date;

•	The date of total withdrawal of Contract Value ;

In taking a total withdrawal of your Contract Value, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

•	The date of the Owner’s death (or any Owner’s death with joint Owners), unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB;

•	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

•	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

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Annuitization.

Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or any Owner’s death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 46 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding this GMWB to a Contract.

Bonus. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 5, 6 or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix C under section “I. LifeGuard Freedom Flex”, particularly example 10. Please note that the 6% Bonus Option is only available in conjunction with the purchase of the LifeGuard Freedom Flex Death Benefit. The box below has more information about the bonus, including:

•	How the bonus is calculated;

•	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;

•	For how long the bonus is available; and

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•	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6 or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. This recalculation may reduce the Bonus Base because the excess withdrawal may reduce the GWB by more than the dollar amount of the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: automatic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $10 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to automatic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied. Once a bonus is credited, it cannot be forfeited. However, as outlined above, certain withdrawals will reduce the Bonus Base.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base or GWB adjustment.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Designated Life’s 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the add-on benefit or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Period re-starts if the Bonus Base increases due to a step-up. Because of this, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary. To facilitate the re-start of the Bonus Period in these circumstances, the Bonus Base will continue to be calculated even after the Bonus Period expires. Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

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The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB is added to a Contract on December 1, 2020. At that time, the bonus period is scheduled to expire on December 1, 2030 (which is the tenth Contract Anniversary following the effective date of the add-on benefit). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the add-on benefit (December 1, 2023), and the Designated Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2033. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2035 (which is two years after the Bonus Period in this example expired) and that the Designated Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2035, and would be scheduled to expire on December 1, 2045. (Please also see Examples 8 and 9 in Appendix C under section “I. LifeGuard Freedom Flex” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract’s Issue Date.

LifeGuard Freedom Flex with Joint Option GMWB.

The description of this GMWB is supplemented by the examples in Appendix C under section “I. LifeGuard Freedom Flex”, particularly example 3 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 12 for the For Life guarantees and example 13 for the guaranteed withdrawal balance adjustment.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.” In such cases, the Owners can be subsequently changed but the Covered Lives cannot be changed. Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants. In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant’s life who dies last. The Owners can be subsequently changed but no changes of Annuitant are allowed.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered life in the event of divorce. In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the primary spousal Beneficiary cannot be changed while both the Owner and primary spousal Beneficiary are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon spousal continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives. The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract’s accumulation phase (i.e., before the Income Date), subject to the following:

•	This guarantee lasts for the duration of the life of the last surviving Covered Life (the “For Life Guarantee”) if the For Life Guarantee is in effect.

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life attaining the age of 59½. For purposes of this GMWB, the

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Designated Life is the youngest Covered Life. If the Designated Life is 59½ years old or older on the add-on benefit’s effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the “Contract Value is Zero” subsection below to understand what happens when the Contract Value is reduced to zero.) Otherwise, the For Life Guarantee remains effective until the date this GMWB is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB under spousal continuation. Please see the “Termination” subsection below to understand under what conditions this GMWB and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information.

•
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the death of the Owner or any joint Owner, (2) the death of the Annuitant on Qualified Custodial Account Contracts, or (3) the date the Guaranteed Withdrawal Balance (GWB) is depleted, without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

Upon the death of the Owner or joint Owner, a spousal Beneficiary who is not a Covered Life may continue this GMWB under spousal continuation. In that event, the GWB is payable until depleted. (Please see the “Spousal Continuation” subsection below for more information.) If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this add-on benefit is terminated; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the add-on benefit to prematurely terminate.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the add-on benefit’s terms, conditions, and limitations that are explained below.

Please consult the financial professional who is helping, or who helped, you purchase your Contract to be sure that this GMWB and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary, subject to availability; and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner’s death, may elect to continue the Contract without the GMWB. To continue Joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of spousal continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner. If you are eligible to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.

This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated. Please see Guaranteed Withdrawal Balance (“GWB”) and “Withdrawals” below for more information about the GWB and GAWA.

Guaranteed Withdrawal Balance (“GWB”). The GWB is established for the sole purpose of determining the minimum withdrawal benefit and is not used in calculating your Contract Value or other guaranteed benefits. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

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When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.
The GAWA is determined based on the Designated Life’s attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary, subject to availability –	The GWB equals Contract Value.
The GAWA is determined based on the Designated Life’s attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal. See the GAWA percentage table below.

The GWB can never be more than $10 million (including upon step-up, the application of a GWB adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner’s death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the “Spousal Continuation” subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Designated Life’s attained age at the time of the first withdrawal. (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

There are two different GAWA% tables that may be available, each of which provides different GAWA percentages with different charges. The GAWA% tables, listed from the table offering the lowest GAWA percentages for each age group to the table offering the highest GAWA percentages for each age group, are: the Income Stream Max GAWA% Table; and the Income Stream Value GAWA% Table. We reserve the right to prospectively restrict the availability of the GAWA% tables. Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the GAWA% tables.

The GAWA percentages for each age group, depending on which GAWA% table you elect, are as follows:

Ages	Income Stream Max GAWA% Table	Income Stream Value GAWA% Table
35 – 64	3.50%	3.00%
65 – 74	4.50%	4.00%
75 – 80	5.00%	4.50%
81+	5.50%	5.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB add-on benefits. We recommend you check with your financial professional to learn about the current level of the GAWA percentages, or contact us at our Service Center for more information. Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:

•
When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 85).

•
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required add-on benefit endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

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In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for any combination of options under the Freedom Flex GMWB will not be greater than the maximum annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Add-On Benefits” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table. If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB add-on benefits subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated. Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect. If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB. This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance. (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. There is no RMD for non-qualified Contracts.) In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract’s RMD without compromising the add-on benefit’s guarantees. Examples 4, 5 and 7 in Appendix C under section “I. LifeGuard Freedom Flex” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 47, for more information.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the withdrawal less the withdrawal; Or
	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix C under section “I. LifeGuard Freedom Flex”). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA will also be reduced. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

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When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The GWB is recalculated, equaling the greater of:
●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

•	The total amount of the current partial withdrawal, or

•	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to a Market Value Adjustment. For more information, please see “THE FIXED ACCOUNT” beginning on page 12. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other add-on benefits (for example, the Contract’s death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including automatic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 81.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment. Tax-qualified plan Contract Owners should consider the impact of Required Minimum Distributions on this benefit since any withdrawal from the Contract will void the GWB adjustment.

The GWB Adjustment Date is the later of:

•	The Contract Anniversary on or immediately following the Designated Life’s 70th birthday, or

•	The 12th Contract Anniversary following the effective date of this add-on benefit.

The GWB adjustment is determined as follows:

•	On the effective date of this add-on benefit, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $10,000,000.

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•
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB’s effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $10,000,000. (See Example 3 in Appendix C under section “I. LifeGuard Freedom Flex”.)

•
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB’s effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $10,000,000. (See Example 3 in Appendix C under section “I. LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base. Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix C under section “I. LifeGuard Freedom Flex” for an illustration of this GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate. We also reserve the right to refuse subsequent Premium payments. The GWB can never be more than $10 million. See Example 3b in Appendix C under section “I. LifeGuard Freedom Flex” to see how the GWB is recalculated when the $10 million maximum is hit.

Step-up. On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value, as described immediately below for the applicable 5, and 7% Bonus Options (“Highest Quarterly Contract Value”). (See Examples 6 and 7 in Appendix C under section “I. LifeGuard Freedom Flex”.)

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Value on the highest of the four prior Contract Quarterly Anniversaries as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, and adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	The quarterly adjusted Contract Value is equal to the greater of:
	●	The quarterly adjusted Contract Value prior to the partial withdrawal, reduced by the partial withdrawal; or
	●	Zero.

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When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	The quarterly adjusted Contract Value is equal to the greater of:
●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

	●	Zero.

With a step-up –	The GWB equals the Contract Value, as determined based on the Highest Quarterly Contract Value, subject to a $10 million maximum.
	●	The GAWA percentage will not be recalculated upon step-ups following spousal continuation if the spouse electing spousal continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value.

The GWB can never be more than $10 million with a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Charge Increase. On each fifth Contract Anniversary, the GMWB charge may be increased. You will be notified in advance of a GMWB Charge increase and may elect to opt out of the charge increase and any future charge increases by forfeiting the GWB bonus provision, automatic step-up provision, GWB adjustment, and any other increases to the GWB and GAWA. Such election must be received in Good Order prior to the Contract Anniversary. If you elect to opt out of charge increases, no future Premiums will be allowed and the GAWA% will be determined with no future recalculation. While electing to discontinue these provisions will prevent an increase in charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate these provisions once they have been discontinued. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order. For more information, please see LifeGuard Freedom Flex With Joint Option GMWB Charge”.

Owner’s Death. The Contract’s death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. Please see the information beginning on page 59 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this GMWB.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Designated Life’s attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Subject to the Company’s approval, you may elect to receive payments more frequently than annually. Upon death of the last surviving Covered Life, all rights under the Contract cease. No subsequent Premium payments will be accepted. All add-on benefits terminate without value and no death benefit is payable.

Spousal Continuation. In the event of the Owner’s (or either joint Owner’s) death, the surviving spousal Beneficiary may elect to:

•
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary’s election to continue the Contract is in Good Order is called the Continuation Date.)

◦	If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

◦
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

◦
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the Continuation Date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above. The GWB Adjustment Date will continue to be based on the original effective date of the add-on benefit or the Designated Life’s attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB adjustment is null and void.

◦	Step-ups will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life. No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

◦	Contract Anniversaries will continue to be based on the Contract’s Issue Date.

◦	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the Designated Life’s attained age.

◦
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age on the Continuation Date (as if that person survived to that date).

◦
The Latest Income Date is based on the age of the surviving spouse. Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

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◦	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

•
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

•
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary’s eligibility - if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Spousal Continuation Option” beginning on page 79.

Termination. This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge, and all benefits cease on the earliest of:

•	The Income Date;

•	The date of total withdrawal of Contract Value;

In taking a total withdrawal of your Contract Value, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

•
The date of death of the Owner (or any joint Owner), unless the Beneficiary who is the Owner’s spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

•	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

•	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

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This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 46 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding this GMWB to a Contract.

Bonus. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 5, or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix C under section “I. LifeGuard Freedom Flex”, particularly example 10. The box below has more information about the bonus, including:

•	How the bonus is calculated;

•	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;

•	For how long the bonus is available; and

•	When and what happens when the bonus is applied to the GWB.

The bonus equals 5 or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. This recalculation may reduce the Bonus Base because the excess withdrawal may reduce the GWB by more than the dollar amount of the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

	○	All withdrawals count, including: automatic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
	○	A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes.

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●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $10 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to automatic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied. Once a bonus is credited, it cannot be forfeited. However, as outlined above, certain withdrawals will reduce the Bonus Base.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5 or 7% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base or GWB adjustment.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Designated Life’s 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the add-on benefit or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Period re-starts if the Bonus Base increases due to a step-up. Because of this it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary. To facilitate the re-start of the Bonus Period in these circumstances, the Bonus Base will continue to be calculated even after the Bonus Period expires. Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2020. At that time, the bonus period is scheduled to expire on December 1, 2030 (which is the tenth Contract Anniversary following the effective date of the add-on benefit). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the add-on benefit (December 1, 2023), and the Designated Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2033. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2035 (which is two years after the Bonus Period in this example expired) and that the Designated Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2035, and would be scheduled to expire on December 1, 2045. (Please also see Examples 6 and 7 in Appendix C under section “I. LifeGuard Freedom Flex” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract’s Issue Date.

Automatic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. If you have arranged for automatic withdrawals, schedule any planned step-up under a GMWB to occur prior to the withdrawal. Example 7 in Appendix C under section “I. LifeGuard Freedom Flex” illustrates the consequences of a withdrawal preceding a step-up. There is no charge for the Automatic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge and a Market Value Adjustment.

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Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	under applicable SEC rules, trading on the New York Stock Exchange is restricted;

•	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

•	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by the Contract Anniversary on which you will be 95 years old, or such earlier date as required by an applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. If you do not choose how to receive your income payments, your income payments will be based on the variable and fixed options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually. Or you can choose a single lump-sum payment. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20 and state law permits, we may set the frequency of payments so that the first payment would be at least $20.

Fixed Income Payments. If you choose to receive fixed payments, the amount of each income payment will be determined by applying the portion of your Contract Value allocated to fixed payments, less any applicable Premium taxes and charges, to the rates in the annuity tables contained in the Contract applicable to the income option chosen. If the current annuity rates provided by us on contracts of this type would be more favorable to you, the current rates will be used.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

•	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

•	the amount of any applicable Premium taxes, withdrawal charges and any Market Value Adjustment deducted from your Contract Value on the Income Date;

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•	which income option you select; and

•
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 1.0% and, if you select an income option with a life contingency, the age and gender of the Annuitant. State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. For example, if the actual net investment performance experienced by an Investment Division is 10% in a given Contract Year, the next Contract Year’s annuity payment will be equal to the previous year’s payment multiplied by a factor of 110%/101%. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant). The following income options may not be available in all states. Each income option is available as fixed payments or variable payments.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. The calculation of the lump-sum payment results in a Commutation Fee, which is further discussed on page 38.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. The calculation of the lump-sum payment results in a Commutation Fee, which is further discussed on page 38.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a basic death benefit, which is payable during the accumulation phase. Instead you may choose the Contract Value Death Benefit option, which results in a reduction of the Core Contract Charge, or select an add-on death benefit for an additional charge. For more information about the availability of an add-on death benefit, please see the application, check with the financial

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professional helping you to purchase the Contract or contact us at our Service Center. Our contact information is on the first page of this prospectus. The add-on death benefits are only available at the time you apply for a Contract, and are not available if you select the Contract Value Death Benefit option. In addition, once an add-on death benefit is chosen, it cannot be canceled. All add-on death benefits (except LifeGuard Freedom Flex DB) will terminate upon the death of the Owner. For more information about how your spousal beneficiary may elect to continue LifeGuard Freedom Flex DB upon your death, please see “Spousal Continuation Option” on page 79.

The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB. Except as provided in certain of the GMWB add-on benefits, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, market fluctuation may cause the calculation of a Beneficiary's death benefit share to differ from the calculation of another Beneficiary's death benefit share. We will pay interest on a Beneficiary's death benefit share as required by law.

We will pay the Contract's basic death benefit unless you have elected the Contract Value Death Benefit option, or one of the add-on death benefits. If the Contract includes a guaranteed minimum death benefit, we will, according to the Contract's current allocation instructions on file, deposit into the Contract's Investment Divisions and Fixed Account the amount by which the guaranteed minimum death benefit exceeds the Contract's account value established at the close of business on the date we receive all documentation in Good Order from the first Beneficiary to submit a claim form.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. The basic death benefit is no longer payable once you begin income payments.

The death benefit equals the greater of:

•	your Contract Value on the date we receive all required documentation from your Beneficiary; or

•
the total Premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Contract Value Death Benefit Option. As an alternative to the Contract’s basic death benefit, you may elect the Contract Value Death Benefit option, which changes your default death benefit and reduces your Core Contract Charge. This reduction in the Core Contract Charge is relative to the standard charges associated with administering the Contract’s Basic Death Benefit. The Contract Value Death Benefit is equal to your Contract Value on the date we receive all required documentation from your Beneficiary.

Upon your death, unless your spouse continues the Contract under the Spousal Continuation Option (please see “Spousal Continuation Option” on page 143), the Contract Value will be paid to your Beneficiary. You must elect the Contract Value Death Benefit option when you apply for your Contract. Once elected, the Contract Value Death Benefit option may not be terminated.

If you elect the Contract Value Death Benefit option, no other add-on death benefits are available for election.

Add-On Death Benefits. Several add-on death benefits are available, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for each of these add-on death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract’s basic death benefit before selecting an add-on death benefit. The Roll-up GMDB, the Highest Quarterly Anniversary Value GMDB, and Combination Roll-up and Highest Quarterly Anniversary Value GMDB are available if you are 79 years of age or younger on the Contract’s Issue Date. The LifeGuard Freedom

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Flex DB is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the 6% Bonus option and only if the Designated Life is 35 to 75 years of age on the date the endorsement is added to the Contract. The older you are at the time of selection, the less advantageous it would be for you to select an add-on death benefit.

Please note: the fixed options are not available if you elect the Roll-up GMDB, the Combination Roll-up and Highest Quarterly Anniversary Value GMDB, or the LifeGuard Freedom Flex DB add-on death benefits.

Add-on death benefits are not available if you elect the Contract Value Death Benefit option. Depending on when you applied for the Contract, the availability of an add-on death benefit, and how an add-on death benefit is calculated may have been different. We may also have referred to an add-on death benefit by a different name. Any of these variations, if applicable, will be listed below.

For purposes of these add-on death benefits, “Net Premiums” are defined as your Premium payments net of Premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. For example, assuming a $10,000 Premium payment with a 2% Premium tax, Net Premiums would be $9,800. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the “Highest Quarterly Anniversary Value” component, the adjustment to your Contract Value for any withdrawals (including applicable charges and deductions) will have occurred proportionally at the time of the withdrawals. If the Contract Value is lower than the GMDB benefit base on the date of a withdrawal, that withdrawal may reduce the GMDB benefit base by more than the dollar amount of the withdrawal.

Following are the calculations for the add-on death benefits, which show how the values for each benefit are determined. For purposes of these calculations, with the “Roll-up” component, interest will compound (accumulate) until the Contract Anniversary immediately preceding your 81st birthday.

The Roll-up Guaranteed Minimum Death Benefit (“Roll-up GMDB”) , is available with a 5% Roll-up percentage. We reserve the right to prospectively change the Roll-up percentages. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the Roll-up percentages. Please note that the Fixed Account Options are not available on Contracts with the Roll-up GMDB. This means you will not be able to allocate or transfer any amounts to the Fixed Account.

The Roll-up GMDB changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or

(b)	total Net Premiums since your Contract was issued; or

(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the Roll-up GMDB will be determined as of the end of any Business Day and is equal to:

•	Any Premium paid (net of any applicable Premium taxes),

•	Less any adjustments for withdrawals taken (including any applicable charges and adjustments for such withdrawals,

compounded at an annual interest rate (see table below) from the Issue Date until the Contract Anniversary immediately preceding the oldest Covered Life’s 81st birthday.

The annual interest rate, based on the age of the oldest Covered Life on the endorsement’s effective date, is as follows:

	Annual Interest Rate
	69 or younger	70 or older
5% Roll-up	5%	4%

All such Premium payment adjustments will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter. If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may

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have on the GMDB Benefit Base. All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit’s charge). For total withdrawals up to your Roll-up percentage of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of your Roll-up percentage of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable) is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable adjustments to such excess withdrawals). For example, assume that the Contract Value is $95,000 and the GMDB benefit base is $100,000 prior to a withdrawal of $14,000. In this case, the withdrawal will reduce the GMDB benefit base to $85,500 using the formula ($100,000 - (5% x $100,000)) x (($14,000 - 5% x $100,000) ÷ ($95,000 - 5% x $100,000)). If the Contract Value is lower than the GMDB benefit base on the date of a withdrawal that exceeds your Roll-up percentage of the GMDB benefit base as of the previous Contract Anniversary, that withdrawal may reduce the GMDB benefit base by more than the dollar amount of the withdrawal. Withdrawals (including RMDs), particularly excess withdrawals, may prematurely reduce the value of this Roll-up GMDB.

The GMDB benefit base will be higher than Net Premium when no withdrawals have been taken, and may be lower than Net Premium when withdrawals have been taken.

On each fifth Contract Anniversary, the GMDB charge may be increased. If you elect to opt out of the current charge increase and any future charge increases at the time an increase is announced, future roll-up increases to the GMDB Benefit Base will be discontinued after the date of such election. If you elect to opt out of charge increases, no future Premium payments will be allowed and future withdrawals will still reduce the GMDB Benefit Base. For more information, please see “Death Benefit Charges”.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other add-on benefits, and is not reflective of the Contract Value. Additionally, please note that if you elect this GMDB, ownership changes are allowed, but Covered Lives cannot be changed. Under this GMDB, the original Owner and any joint Owner are the Covered Lives. If the Owner is a legal entity, the Annuitant (and any joint Annuitant) named at election of the GMDB is a Covered Life.

Unlike the basic death benefit, this add-on death benefit may provide value on or after the Income Date. Payment under this add-on death benefit will only be made if you wait until the Latest Income Date to begin receiving income payments. If the Income Date is before the Latest Income Date, then this add-on death benefit terminates, and no death benefit is payable. However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to:

(a)	the GMDB Benefit Base on the Latest Income Date; less

(b)	the Contract Value on the Latest Income Date.

If there is a death benefit amount on or after the Latest Income Date, it will be payable to the Beneficiary when due proof of any Covered Life’s death is received by the Company in Good Order. If the Covered Life is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greater of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or

(b)    your GMDB Benefit Base.

The GMDB Benefit Base for the Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit will be determined as of the end of any Business Day and is equal to the greatest of the adjusted quarterly Contract Values on the endorsement’s effective date and on any Contract Quarterly Anniversary following the endorsement’s effective date but prior to the oldest Covered Life’s 81st birthday. Each adjusted quarterly Contract Value is equal to:

•	The Contract Value on the add-on death benefit effective date or Contract Quarterly Anniversary, as applicable,

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•	Adjusted for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),

•	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the GMDB Benefit Base, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the GMDB Benefit Base in the same proportion that the Contract Value was reduced on the date of such withdrawal. If the Contract Value is lower than the GMDB Benefit Base on the date of a withdrawal, that withdrawal may reduce the GMDB Benefit Base by more than the dollar amount of the withdrawal. For example, if the Contract Value is $80,000 and the highest adjusted quarterly Contract Value is $100,000 prior to a withdrawal of $8,000, the withdrawal will reduce the GMDB Benefit Base to $90,000 using the formula $100,000 - ($100,000 x $8,000/$80,000). Withdrawals may prematurely reduce the value of this Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit.

On each fifth Contract Anniversary, the GMDB charge may be increased. If you elect to opt out of the charge increase and any future charge increases at the time an increase is announced, future Highest Quarterly Anniversary Value increases to the GMDB Benefit Base will be discontinued. If you elect to opt out of charge increases, no future Premium payments will be allowed. For more information, please see “Death Benefit Charges”.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other add-on benefits, and is not reflective of the Contract Value. Additionally, please note that if you elect this GMDB, ownership changes are allowed, but Covered Lives cannot be changed. Under this GMDB, the original Owner and any joint Owner are the Covered Lives. If the Owner is a legal entity, the Annuitant (and any joint Annuitant) named at election of the GMDB is a Covered Life.

Unlike the basic death benefit, this add-on death benefit may provide value on or after the Income Date. Payment under this add-on death benefit will only be made if you wait until the Latest Income Date to begin receiving income payments. If the Income Date is before the Latest Income Date, then this add-on death benefit terminates, and no death benefit is payable. However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to:

(a)	the GMDB Benefit Base on the Latest Income Date; less

(b)	the Contract Value on the Latest Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of any Covered Life’s death is received by the Company in Good Order. If the Covered Life is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Combination Roll-up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit (“Combination Roll-up and Highest Quarterly Anniversary Value GMDB”) is available with a 5% Roll-up percentage. We reserve the right to prospectively change the Roll-up percentages of this GMDB. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the Roll-up GMDB. Please note that the Fixed Account Options are not available on Contracts with the Combination Roll-up and Highest Quarterly Anniversary Value GMDB. This means you will not be able to allocate or transfer any amounts to the Fixed Account.

The Combination Roll-up and Highest Quarterly Anniversary Value GMDB, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or

(b)	total Net Premiums since your Contract was issued; or

(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the Combination Roll-up and Highest Quarterly Anniversary Value GMDB will be determined as of the end of any Business Day and is equal to the greater of (a) or (b):

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(a) is the Roll-up Component which is equal to :

•	Any Premium paid (net of any applicable Premium taxes),

•	Less any withdrawal adjustments for withdrawals taken (including any applicable charges and adjustments for such withdrawals), compounded at an annual interest rate (see table below) from the Issue Date until the Contract Anniversary immediately preceding the oldest Covered Life’s 81 st birthday.

The annual interest rate, based on the age of the oldest Covered Life on the GMDB’s effective date, is as follows:

	Annual Interest Rate
	69 or younger	70 or older
Combination 5% Roll-up and Highest Quarterly Anniversary Value	5%	4%
All such Premium payment adjustments will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter. If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base. All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit’s charge). For total withdrawals up to your Roll-up percentage of the Roll-up Component as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of your Roll-up percentage of the Roll-up Component as of the previous Contract Anniversary (or the Issue Date, as applicable) is the Roll-up Component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable adjustments to such excess withdrawals). Withdrawals (including RMDs), particularly excess withdrawals, may prematurely reduce the value of this Roll-up Component.

and (b) is the Highest Quarterly Anniversary Value Component , which is equal to the greatest of the adjusted quarterly Contract Values on the GMDB’s effective date and on any Contract Quarterly Anniversary following the GMDB’s effective date but prior to the oldest Covered Life’s 81st birthday. Each adjusted quarterly Contract Value is equal to:

•	The Contract Value on the GMDB’s effective date or Contract Quarterly Anniversary, as applicable,

•	Less any withdrawals subsequent to that date (including any applicable adjustments for such withdrawals),

•	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the Highest Quarterly Anniversary Value Component, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the Highest Quarterly Anniversary Value Component in the same proportion that the Contract Value was reduced on the date of such withdrawal. Withdrawals (including RMDs), may prematurely reduce the value of this Highest Quarterly Anniversary Value Component.

On each fifth Contract Anniversary, the GMDB charge may be increased. If you elect to opt out of the current charge increase and any future charge increases at the time an increase is announced, future roll-up and Highest Quarterly Anniversary Value increases to the GMDB Benefit Base will be discontinued. If you elect to opt out of charge increases, no future Premium payments will be allowed and future withdrawals will reduce the GMDB Benefit Base. For more information, please see “Death Benefit Charges”.

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The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other add-on benefits, and is not reflective of the Contract Value. Additionally, please note that if you elect this GMDB, ownership changes are allowed, but Covered Lives cannot be changed. Under this GMDB, the original Owner and any joint Owner are the Covered Lives. If the Owner is a legal entity, the Annuitant (and any joint Annuitant) named at election of the GMDB is a Covered Life.

Unlike the basic death benefit, this add-on death benefit may provide value on or after the Income Date. Payment under this add-on death benefit will only be made if you wait until the Latest Income Date to begin receiving income payments. If the Income Date is before the Latest Income Date, then this add-on death benefit endorsement terminates, and no death benefit is payable. However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to:

(a)	the GMDB Benefit Base on the Latest Income Date; less

(b)	the Contract Value on the Latest Income Date.

If there is a death benefit amount on or after the Latest Income Date, it will be payable to the Beneficiary when due proof of any Covered Life’s death is received by the Company in Good Order. If the Covered Life is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

LifeGuard Freedom Flex DB, if elected, replaces your basic death benefit and is the only death benefit during the accumulation phase of your Contract. The LifeGuard Freedom Flex DB is the greater of:

(a)	The Contract’s Basic Death Benefit (see the description above); or

(b)	The GMWB Death Benefit, as calculated under this death benefit.

The LifeGuard Freedom Flex DB is available only at issue and in conjunction with the 6% Bonus option under the LifeGuard Freedom Flex GMWB and only if the Covered Life is 35 to 75 years of age on the date that the add-on benefit is issued in connection with the Contract. For more information on Covered Lives, please see “LifeGuard Freedom Flex with Joint Option GMWB.” We reserve the right to prospectively restrict the GAWA% tables that may be elected in connection with the LifeGuard Freedom Flex DB. Therefore, not all GAWA% tables may be available at the time you are interested in electing this death benefit. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the GAWA% tables. At election, the GMWB Death Benefit equals the LifeGuard Freedom Flex GMWB with 6% Bonus Option Guaranteed Withdrawal Balance (GWB). When purchased at Contract issuance, the GWB is your initial Premium payment, net of any applicable Premium taxes. Please note that the Fixed Account Options are not available on Contracts with the LifeGuard Freedom Flex DB. This means you will not be able to allocate or transfer any amounts to the Fixed Account.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) LifeGuard Freedom Flex GMWB with 6% Bonus Option Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged. If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceed the greater of the GAWA or the RMD; and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination. An excess withdrawal may adversely affect the value of this benefit if the Contract Value is less than the GWB on the date of the excess withdrawal. Also, the greater the excess withdrawal, the more likely that it will adversely impact the value of this benefit. For examples of how excess withdrawals can negatively affect the value of your benefit, please see Example 5 under LifeGuard Freedom Flex in Appendix C.

With each subsequent Premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes subject to a maximum of $10 million.

On each fifth Contract Anniversary, the GMWB Death Benefit charge may be increased. If you elect to opt out of the current charge increase and any future charge increases at the time an increase is announced, Premium payments subsequent to that election will not

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be allowed. If you elect to opt out of charge increases, no future Premium payments will be allowed. For more information, please see “Death Benefit Charges”.

The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom Flex GMWB with 6% Bonus Option GWB, the application of the GWB adjustment or the application of any bonus. The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

Upon continuation of the Contract by a spousal joint Owner or a spousal Beneficiary, the surviving spouse may elect to terminate the LifeGuard Freedom Flex GMWB with 6% Bonus Option, in which case the GMWB death benefit will be included in the calculation of the continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value). If the spouse does not make such an election, the add-on benefit, including the death benefit thereunder, will continue in accordance with its terms, but the GMWB death benefit will not be included in the continuation adjustment. For more information about how the LifeGuard Freedom Flex GMWB with 6% Bonus Option works, including how the GWB and GAWA are calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 49.

Unlike the basic death benefit, LifeGuard Freedom Flex GMWB with 6% Bonus Option may provide a death benefit on or after the Income Date. Payment under this add-on death benefit will only be made if you wait until the Latest Income Date to begin receiving income payments. If the Income Date is before the Latest Income Date, then this add-on benefit terminates, and no death benefit under the endorsement is payable. However, if the Income Date is on the Latest Income Date and one of the following income options is elected, then the corresponding death benefit is payable:

•
Life Income of the GAWA. If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

•
Specified Period Income of the GAWA. If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

If, under this income option, no Owner is deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner(s) along with the remaining GWB.

•
Life Income. If this income option is elected and the Owner is the Annuitant or is a legal entity, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to:

(a)the GMWB Death Benefit on the Latest Income Date; less

(b)the Contract Value on the Latest Income Date.

•
Joint and Survivor. If this income option is elected and the Owner is the Annuitant or is a legal entity, the death benefit payable to the Beneficiary when due proof of the survivor payee’s death is received by the Company in Good Order is equal to:

(a)the GMWB Death Benefit on the Latest Income Date; less

(b)the Contract Value on the Latest Income Date.

•
Life Annuity With at Least 120 Monthly Payments. If this income option is elected and the Owner is the Annuitant or is a legal entity, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to:

(a)the GMWB Death Benefit on the Latest Income Date; less

(b)the Contract Value on the Latest Income Date.

The death benefits under the Income Options vary depending on which Income Option you select. Either the GMWB Death Benefit (calculated, described above), with or without any remaining GWB, or the excess of the GMWB Death Benefit over the Contract

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Value is payable. Each is computed on the Income Date. For more information on these Income Options, see “LifeGuard Freedom Flex GMWB – Annuitization” beginning on page 64, and “Income Options” beginning on page 71.”

Payout Options. The basic death benefit and the add-on death benefits can be paid under one of the following payout options:

•	single lump-sum payment;

•	payment of entire death benefit within 5 years of the date of death;

•
payment of the entire death benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner’s death, however, must be paid within five years of the date of the Owner’s death; or

•
the Beneficiary may elect to receive distribution of the entire death benefit in a series of automatic withdrawals, beginning within one year of the date of death, over a period not extending beyond the Beneficiary’s life expectancy. The distributions must satisfy the minimum distribution requirements resulting from the death of the Owner as defined by the Internal Revenue Code and the implementing regulations. Upon the Beneficiary’s death, under a tax-qualified Contract, the designated beneficiary may elect to continue such distributions or take a lump-sum distribution of the Contract Value. Under a non-qualified Contract, the designated beneficiary will receive a lump-sum distribution of the Contract Value.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. The death benefit will remain invested in the Investment Divisions in accordance with the allocation instructions given by the Owner until a payout option is selected, or new instructions are received from the Beneficiary after the claim is processed. For more information, please see “ Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. A continuation adjustment will not be made if your Contract includes the LifeGuard Freedom Flex DB and your spouse continues that benefit after your death. In addition, no continuation adjustment is made if you elect the Contract Value Death Benefit option. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

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If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse may elect to terminate any existing GMWB on the Continuation Date, and no further GMWB charges will be deducted. If your spouse does not elect to terminate a GMWB on the Continuation Date, the GMWB will continue, GMWB charges will continue to be deducted, and the GMWB may not subsequently be terminated independently from the Contract. For more information, please see the respective GMWB subsections in this prospectus. Any add-on Guaranteed Minimum Death Benefit (except LifeGuard Freedom Flex DB) will terminate upon the death of the Owner. The LifeGuard Freedom Flex DB will continue for your spouse unless your spouse chooses to terminate the death benefit and the associated LifeGuard Freedom Flex GMWB.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant’s death.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or the eligible designated beneficiary (as defined by the Internal Revenue Code and implementing regulations) of death benefit proceeds from another company’s tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions, or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 82.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary must distribute the Contract Value on or before the end of the 10th year after the Beneficial Owner’s death. Upon the Beneficial Owner’s death, under a non-qualified Stretch Contract, the Stretch Contract terminates, and the designated beneficiary will receive a lump-sum distribution of the Contract Value. We will waive withdrawal charges on any withdrawal necessary to satisfy the minimum distribution requirements. Withdrawals in excess of the minimum distribution requirements may be taken at any time, subject to applicable withdrawal charges. Non-qualified Stretch Contracts may not be available in all states.

The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds. Add-on benefits are not available.

Special requirements apply to non-qualified Stretch Contracts. All Premium payments must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. The Beneficial Owner may not annuitize the Stretch Contract. The Stretch Contract terminates upon the Beneficial Owner’s death, and we will pay the Contract Value to the Beneficial Owner’s beneficiary(ies) in a lump-sum distribution. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

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TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the Statement of Additional Information (“SAI”). You should consult your own tax advisor as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a legal entity (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

•	paid on or after the date you reach age 59½;

•	paid to your Beneficiary after you die;

•	paid if you become totally disabled (as that term is defined in the Code);

•
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•	paid under an immediate annuity; or

•	which come from Premiums made prior to August 14, 1982.

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As of 2013, the taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisors for more information.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death.

The requirements of (b) above can be considered satisfied if any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner’s death. The Owner’s “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner’s “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase a variable annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange. Under certain circumstances, partial withdrawals may be treated as a tax-free “partial 1035 exchange” (please see the SAI for more information).

Tax-Qualified Contracts – Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to Premium payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

•	reaches age 59½;

•	leaves his/her job;

•	dies;

•	becomes disabled (as that term is defined in the Code); or

•	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. In a series of Private Letter Rulings, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

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•	there was a written agreement providing for payments of the fees solely from the annuity Contract,

•	the Contract Owner had no liability for the fees, and

•	the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS Approval. The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax advisor prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements. A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the Contract Owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the Contract Owner and Jackson regarding the availability of a particular investment option and other than the Contract Owner’s right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an adviser in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract currently offers 101 Investment Divisions and at least one Fixed Account Option, and, if more than 99 options are offered, a Contract Owner’s Contract Value can be allocated to no more than 99 variable and fixed options at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 25 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

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(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution; or

(c)	a hardship withdrawal.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging. You can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options (if currently available) (each a “Designated Option”) from the one-year Fixed Account Option or any of the Investment Divisions (each a “Source Option”). If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1 - 4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new Premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

To the extent that Fixed Account Options are not available or are otherwise restricted from being a Dollar Cost Averaging Source Option or Designated Option, Dollar Cost Averaging will be exclusively from or to the Investment Divisions. In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.

There is no charge for Dollar Cost Averaging. You may cancel your Dollar Cost Averaging program using whatever methods you use to change your allocation instructions. You should consult with your financial professional with respect to the current availability of Dollar Cost Averaging. Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options. A Contract Value of $15,000 is required to participate. From time to time, we will offer special enhanced interest rates on the DCA+ Fixed Account Option. If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

Transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option. If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

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There is no charge for DCA+. You may cancel your DCA+ program using whatever methods you use to change your allocation instructions. You should consult your financial professional with respect to the current availability of the Fixed Account Options and the availability of DCA+. Certain restrictions may apply.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division). Earnings Sweep may only be added within 30 days of the issue date of your Contract.

There is no charge for Earnings Sweep. You may cancel your Earnings Sweep program using whatever methods you use to change your allocation instructions. You should consult with your financial professional with respect to the current availability of Earnings Sweep. Certain restrictions may apply.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages. Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1 - 4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any Premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify. In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.

There is no charge for Rebalancing. You may cancel your Rebalancing program using whatever methods you use to change your allocation instructions. You should consult with your financial professional with respect to the current availability of Rebalancing. Certain restrictions may apply.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

•	Premiums paid to the Fixed Account, plus

•	the Separate Account Contract Value, plus

•	any fees (other than asset-based fees) and expenses deducted from the Premiums.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract (subject to state variations). We will return Premium payments where required by law. We will pay the applicable free look proceeds within seven days of a request in Good Order. If a Premium payment made by personal check or electronic draft is received within the five days preceding a free look request, we may delay payment of the free look proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

•	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.

•	Standardized average annual total return is calculated in accordance with SEC guidelines.

•
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

•	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the Accumulation Unit value by dividing the increase (decrease) for that unit by the Accumulation Unit value at the beginning of the period. Performance will reflect the deduction of the Core Contract Charge and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect

85

charges for add-on benefits except in performance data used in sales materials that promote those add-on benefits. The deduction of withdrawal charges and/or the charges for add-on benefits would reduce the percentage increase or make greater any percentage decrease.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments. If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings. Jackson and its subsidiaries are defendants in class actions and a number of civil proceedings arising in the ordinary course of business and otherwise. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

86

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson

STATEMENT OF ADDITIONAL INFORMATION REQUEST FORM
To obtain any of the following Statements of Additional Information (SAIs), please complete the form below and mail to:
Jackson National Life Insurance Company®
P. O. Box 24068
Lansing, MI 48909-4068
You can also request a copy of any of the following SAIs by calling our Service Center at 1-800-644-4565.

Please send me a copy of the current SAI for (check all that apply):
❑ Jackson AdvantageSMVariable and Fixed Annuity
❑ JNL ® Series Trust (V3180)
❑ American Funds Insurance Series (CMX5460)

Please Print:
Name:
Address:
City:				State:	Zip Code:
Date:	/	/	Signed:

87

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®,” “Jackson®,” “Jackson of NY®” and “Jackson National Life Insurance Company of New York®” are trademarks of Jackson National Life Insurance Company®.

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones Industrial Average,” and “The Dow 10,” “STANDARD & POOR’S ® ,” “S&P ® ,” “S&P 500 ® ,” “S&P MIDCAP 400 Index ® ,” “STANDARD & POOR’S MIDCAP 400 Index ® ,” “S&P SmallCap 600 Index ® ,” and “STANDARD & POOR’S 500 ® ” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”). “Dow Jones ® ”, “Dow Jones Industrial Average”, “DJIA ® ”, “The Dow ® ” and “The Dow ® 10” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company ® (“Jackson”).

Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon S&P 500 Index Fund, JNL/Mellon S&P 400 MidCap Index Fund, the JNL/Mellon Dow SM Index Fund, and JNL/Mellon Small Cap Index Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Products currently being issued by Jackson, but which may be similar to and competitive with Products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

Dow Jones, SPDJI and their respective affiliates do not:

•	Sponsor, endorse, sell or promote the Products.

•	Recommend that any person invest in the Products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Products.

•	Have any responsibility or liability for the administration, management or marketing of the Products.

•	Consider the needs of the Products or the owners of the Products in determining, composing or calculating the Indexes or have any obligation to do so.

Dow Jones, SPDJI and their respective affiliates will not have any liability in connection with the Products. Specifically,
• Dow Jones, SPDJI and their respective affiliates do not make any warranty, express or implied, and Dow Jones, SPDJI and their respective affiliates disclaim any warranty about:
• The results to be obtained by the Products, the owners of the Products or any other person in connection with the use of the DJIA and the data included in the Indexes;
• The accuracy or completeness of the Indexes and its data;
• The merchantability and the fitness for a particular purpose or use of the Indexes and its data;

• Dow Jones, SPDJI and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the Indexes or its data;
•    Under no circumstances will Dow Jones, SPDJI and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the Indexes and trademarks referred to above by Jackson and SPDJI is solely for the benefit of the Products and not for any other third parties.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100® Index to track general stock market performance. The Corporations’ only relationship to Jackson National Life Insurance Company (“Licensee”) is in the licensing of the NASDAQ®, and Nasdaq-100® IndexTM registered trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100® Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NASDAQ®, and Nasdaq-100® IndexTM, are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Nasdaq® 100 Index Fund has not been passed on by the Corporations as to their legality or suitability. The JNL/Mellon Nasdaq® 100 Index Fund is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON NASDAQ® 100 INDEX FUND.

THE FOLLOWING APPLIES TO THE JNL/AMERICAN FUNDS BALANCED FUND, THE JNL/AMERICAN FUNDS CAPITAL INCOME BUILDER FUND, THE JNL/AMERICAN FUNDS GLOBAL GROWTH FUND, THE JNL/AMERICAN FUNDS GLOBAL

SMALL CAPITALIZATION FUND, THE JNL/AMERICAN FUNDS INTERNATIONAL FUND, THE JNL/AMERICAN FUNDS NEW WORLD FUND, THE JNL MULTI-MANAGER MID CAP FUND, THE JNL MULTI-MANAGER SMALL CAP GROWTH FUND, THE JNL MULTI-MANAGER SMALL CAP VALUE FUND, THE JNL/AQR LARGE CAP DEFENSIVE STYLE FUND, THE JNL/AQR LARGE CAP RELAXED CONSTRAINT EQUITY FUND, THE JNL/BLACKROCK ADVANTAGE INTERNATIONAL FUND, THE JNL/BLACKROCK GLOBAL ALLOCATION FUND, THE JNL/BLACKROCK LARGE CAP SELECT GROWTH FUND, THE JNL/CAUSEWAY INTERNATIONAL VALUE SELECT FUND, THE JNL/CLEARBRIDGE LARGE CAP GROWTH FUND, THE JNL/DFA INTERNATIONAL CORE EQUITY FUND, THE JNL/DFA U.S. CORE EQUITY FUND, THE JNL/DFA U.S. SMALL CAP FUND, THE JNL/FRANKLIN TEMPLETON INTERNATIONAL SMALL CAP FUND, THE JNL/HARRIS OAKMARK GLOBAL EQUITY FUND, THE JNL/INVESCO DIVERSIFIED DIVIDEND FUND, THE JNL/INVESCO GLOBAL GROWTH FUND, THE JNL/INVESCO INTERNATIONAL GROWTH FUND, THE JNL/INVESCO SMALL CAP GROWTH FUND, THE JNL/JPMORGAL GLOBAL ALLOCATION FUND, THE JNL/JPMORGAN MIDCAP GROWTH FUND, THE JNL/LOOMIS SAYLES GLOBAL GROWTH FUND, THE JNL/MFS MID CAP VALUE FUND, THE JNL/MELLON EQUITY INCOME FUND, THE JNL/MELLON INTERNATIONAL INDEX FUND, THE JNL/MELLON EMERGING MARKETS INDEX FUND, THE JNL/MELLON MSCI KLD 400 SOCIAL INDEX FUND, THE JNL/MELLON MSCI WORLD INDEX FUND, THE JNL/T. ROWE PRICE ESTABLISHED GROWTH FUND, THE JNL/T. ROWE PRICE MID-CAP GROWTH FUND, THE JNL/T. ROWE PRICE VALUE FUND, THE JNL/VANGUARD EQUITY INCOME FUND, JNL/VANGARD INTERNATIONAL FUND, AND THE JNL/WMC VALUE FUND (COLLECTIVELY, THE “JNL FUNDS”).

THE JNL FUNDS ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL FUNDS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL FUNDS OR THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL FUNDS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL FUNDS IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL FUNDS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.

NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL FUNDS, OWNERS OF THE JNL FUNDS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Barclays Capital Inc. and its affiliates (“Barclays”) is not the issuer or producer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund and Barclays has no responsibilities, obligations or duties to investors in JNL/DoubleLine Shiller Enhanced CAPE Fund. The Shiller Barclays CAPE™ US Sector ER USD Index is a trademark owned by Barclays Bank PLC and licensed for use by JNL Series Trust (“JNLST”) as the Issuer of JNL/DoubleLine Shiller Enhanced CAPE Fund. Barclays only relationship with the Issuer in respect of Shiller Barclays CAPE US Sector ER USD Index is the licensing of the Shiller Barclays CAPE US Sector ER USD Index which is determined, composed and calculated by Barclays without regard to the Issuer or the JNL/DoubleLine Shiller Enhanced CAPE Fund or the owners of the JNL/

DoubleLine Shiller Enhanced CAPE Fund. Additionally, JNLST or JNL/DoubleLine Shiller Enhanced CAPE Fund may for itself execute transaction(s) with Barclays in or relating to the Shiller Barclays CAPE US Sector ER USD Index in connection with JNL/DoubleLine Shiller Enhanced CAPE Fund investors acquire JNL/DoubleLine Shiller Enhanced CAPE Fund from JNLST and investors neither acquire any interest in Shiller Barclays CAPE US Sector ER USD Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in JNL/DoubleLine Shiller Enhanced CAPE Fund. The JNL/DoubleLine Shiller Enhanced CAPE Fund is not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in the JNL/DoubleLine Shiller Enhanced CAPE Fund or the advisability of investing in securities generally or the ability of the Shiller Barclays CAPE US Sector ER USD Index to track corresponding or relative market performance. Barclays has not passed on the legality or suitability of the JNL/DoubleLine Shiller Enhanced CAPE Fund with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the JNL/DoubleLine Shiller Enhanced CAPE Fund to be issued. Barclays has no obligation to take the needs of the Issuer or the owners of the JNL/DoubleLine Shiller Enhanced CAPE Fund or any other third party into consideration in determining, composing or calculating the Shiller Barclays CAPE US Sector ER USD Index Barclays has no obligation or liability in connection with administration, marketing or trading of the JNL/DoubleLine Shiller Enhanced CAPE Fund.

The licensing agreement between JNLST and Barclays is solely for the benefit of JNLST and Barclays and not for the benefit of the owners of the JNL/DoubleLine Shiller Enhanced CAPE Fund, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE Shiller Barclays CAPE US Sector ER USD Index. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE Shiller Barclays CAPE US Sector ER USD Index, AND BARCLAYS SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE Shiller Barclays CAPE US Sector ER USD Index BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO THE JNL/DOUBLELINE SHILLER ENHANCED CAPE FUND.

None of the information supplied by Barclays Bank PLC and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167. Registered office 1 Churchill Place London E l 4 5HP.

iShares® and BlackRock® are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license.  BlackRock makes no representations or warranties regarding the advisability of investing in any product or service offered by Jackson National Life Insurance Company (“Jackson”). BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of any product or service offered by Jackson.

Fidelity Institutional Asset Management is a registered service mark of FMR LLC. Used with permission.

The JNL/RAFI ® Fundamental Europe Fund, JNL/RAFI Fundamental Asia Developed Fund, JNL/RAFI Fundamental U.S. Small Cap Fund, and JNL/RAFI Multi-Factor U.S. Equity Fund (the "JNL/RAFI Funds") are not sponsored, offered, or sold in any manner by RAFI Indices, LLC or any of its affiliates, licensors or contractors (the "RAFI Parties") nor do any of the RAFI Parties offer to any person purchasing a product that uses or incorporates a product based on an Index any express or implicit guarantee, warranty or assurance either with regard to the results of using the RAFI Multi-Factor ® US Index, RAFI Fundamental US Small Index, RAFI Fundamental Europe Index, and RAFI Fundamental Asia Developed Index (each an "Index") or the Index Price at any time or in any other respect. Each Index is calculated and published by the RAFI Parties. The RAFI Parties use commercially reasonable efforts to ensure that the Index is calculated correctly. None of the RAFI Parties shall be liable to any person purchasing a product that uses or incorporates a product based on the Index for any error, omission, inaccuracy, incompleteness, delay, or interruption in the Index or any data related thereto or have any obligation to point out errors in the Index to any person. Neither publication of each Index by the RAFI Parties nor the licensing of the Index or Index trademark for the purpose of use in connection with the JNL/RAFI Funds constitutes a recommendation by any of the RAFI Parties to invest in nor does it in any way represent an assurance, endorsement or opinion of any of the RAFI Parties with regard to any investment in the JNL/RAFI Funds. The trade names Fundamental Index ® and RAFI ® are registered trademarks of Research Affiliates, LLC in the US and other countries.

APPENDIX B

FINANCIAL INSTITUTION SUPPORT
Below is a complete list of Financial Institutions that received marketing and distribution and/or administrative support in 2019 from the Distributor and/or Jackson in relation to the sale of Jackson and Jackson of NY variable insurance products.

1st Global Capital Corp.	Cambridge Investment Research, Inc.	First Allied Securities, Inc.
A.G.P./Alliance Global Partners	Cantella & Co., Inc.	First Citizens Investor Services, Inc.
Advanced Advisor Group, LLC	Cape Securities, Inc.	First Financial Equity Corporation
Advisory Group Equity Services Ltd.	Capital Financial Services, Inc.	First Heartland Capital, Inc.
Allegheny Investments, Ltd.	Capital Investment Group, Inc.	First Horizon Advisors, Inc.
Allen, Mooney & Barnes Brokerage Services, LLC	Capitol Securities Management, Inc.	First Western Securities, Inc.
	Centaurus Financial, Inc.	Foresters Equity Services, Inc.
Allstate Financial Services, LLC	Center Street Securities, Inc.	Fortune Financial Services, Inc.
American Equity Investment Corporation	Ceros Financial Services, Inc.	Founders Financial Securities LLC
American Independent Securities Group, LLC	Cetera Advisor Networks LLC	FSC Securities Corporation
	Cetera Advisors LLC	FTB Advisors, Inc.
American Portfolios Financial Services, Inc.	Cetera Financial Specialists LLC	G.A. Repple & Company
	Cetera Investment Services LLC	G.F. Investment Services, LLC
Ameriprise Financial Services, Inc.	CFD Investments, Inc.	G.W. Sherwold Associates, Inc
Ameritas Investment Company, LLC	Chalice Capital Partners, LLC	Garden State Securities, Inc.
APW Capital, Ltd.	Chelsea Financial Services	Geneos Wealth Management, Inc.
Arete Wealth Management, LLC	Citigroup Global Markets Inc.	GLP Investment Services, LLC
Arlington Securities, Inc.	Citizens Securities, Inc.	Gradient Securities, LLC
Arque Capital, Ltd.	Client One Securities LLC	GWN Securities, Inc.
Arvest Asset Management	Comerica Securities	H. Beck, Inc.
Associated Investment Services, Inc.	Commonwealth Financial Network	Halliday Financial, LLC
Ausdal Financial Partners, Inc.	Community America Financial Solutions, LLC	Hancock Whitney Investment Services Inc.
Avalon Investment & Securities Group, Inc.		Hantz Financial Services, Inc.
	Concorde Investment Services, LLC	Harbour Investments, Inc.
Avantax Investment Services, Inc.	Coordinated Capital Securities, Inc,	Harger & Company, Inc.
AXA Advisors, LLC	CoreCap Investments Inc.	Hazard & Siegel, Inc.
B. Riley Wealth Management	Crown Capital Securities, L.P.	Hefren-Tillotson, Inc.
BancWest Investment Services, Inc.	CUNA Brokerage Services, Inc.	Hightower Securities, LLC
Bankers Life Securities, Inc.	CUSO Financial Services, Inc.	Hilltop Securities Inc.
BB&T Investment Services, Inc.	Cutter & Company, Inc.	Hilltop Securities Independent Network Inc.
BB&T Securities, LLC	D. A. Davidson & Co.	Hornor, Townsend & Kent, LLC
BBVA Securities, Inc.	D.H. Hill Securities, LLP	Huntleigh Advisor, Inc.
BCG Securities, Inc.	Davenport & Company LLC	IBN Financial Services, Inc.
Benjamin F. Edwards & Company, Inc.	Dempsey Lord Smith, LLC	IFP Securities, LLC
Berthel, Fisher & Company Financial Services, Inc.	Edward Jones & Company	IFS Securities
	Despain Financial Corporation	Independence Capital Co., Inc.
BMO Harris Financial Advisers, Inc.	DFPG Investments, LLC	Independent Financial Group, LLC
BOK Financial Securities, Inc.	Dominion Investor Services, Inc.	Infinex Investments, Inc.
Brokers International Financial Services, LLC	Dorsey & Company, Inc.	Infinity Financial Services
	Edward Jones	Innovation Partners LLC
Brooklight Place Securities, Inc.	Equity Services, Inc.	Institutional Securities Corporation
Bruderman Brothers, LLC	Essex Financial Services, Inc.	International Assets Advisory, LLC
Cadaret, Grant & Co., Inc.	Feltl & Company	Investacorp, Inc.
Calton & Associates, Inc.	Fifth Third Securities, Inc.	Investment Planners, Inc.

Investment Professionals, Inc.	MWA Financial Services Inc.	Sigma Financial Corporation
Investors Capital Corp.	National Securities Corporation	Signator Investors, Inc
J.W. Cole Financial, Inc.	Nationwide Planning Associates Inc.	Signature Securities
Janney, Montgomery Scott LLC	Nationwide Securities, LLC	SII Investments, Inc.
J.J.B. Hilliard W.L. Lyons, LLC	Navy Federal Brokerage Services, LLC	Silver Oak Securities, Incorporated
K. W. Chambers & Company	Newbridge Securities Corporation	Snowden Account Services LLC
Kalos Capital, Inc.	Next Financial Group, Inc.	Sorrento Pacific Financial, LLC
Kestra Investment Services, LLC	Ni Advisors	Southeast Investments, N.C., Inc.
Key Investment Services	North Ridge Securities Corp.	Spire Securities, LLC
KMS Financial Services, Inc.	Northeast Securities, LLC	St. Bernard Financial Services, Inc.
Kovack Securities, Inc.	NPB Financial Group, LLC	Stifel Nicolaus & Company, Incorporated
Labrunerie Financial Services, Inc.	Oak Tree Securities, Inc.	Summit Brokerage Services, Inc.
Ladenburg Thalmann & Co. Inc	OFG Financial Services, Inc.	Supreme Alliance LLC
Lasalle St. Securities, L.L.C.	OneAmerica Securities, Inc.	Synovus Securities, Inc.
Leigh Baldwin & Co., LLC	Oppenheimer & Co. Inc.	Tandem Securities, Inc.
Liberty Partners Financial Services, LLC	Packerland Brokerage Services, Inc.	TD Ameritrade, Inc.
LifeMark Securities Corp.	Park Avenue Securities LLC	Taylor Capital Management
Lincoln Financial Advisors Corporation	Parkland Securities, LLC	TFS Securities, Inc.
Lincoln Financial Securities Corporation	Parsonex Securities, Inc.	The Huntington Investment Company
Lincoln Investment	Peak Brokerage Services, LLC	The Investment Center, Inc.
Lion Street Financial, LLC	People’s Securities, Inc.	The Leaders Group, Inc.
Lombard Securities Incorporated	Pershing LLC	The O.N. Equity Sales Company
Lowell & Company, Inc.	PlanMember Securities Corporation	The Strategic Financial Alliance, Inc.
LPL Financial Services	PNC Investments	The Windwill Group, Inc.
Lucia Securities, LLC	Principal Securities, Inc.	Thoroughbred Financial Services, LLC
M Griffith Investment Services	Private Client Services, LLC	Transamerica Financial Advisors, Inc.
M&T Securities, Inc.	ProEquities, Inc.	Triad Advisors LLC
M Holdings Securities, Inc.	Prospera Financial Services, Inc.	Trinity Wealth Securities, L.L.C.
M.S. Howells & Co.	Pruco Securities, LLC.	Trustmont Financial Group, Inc.
Mack Investment Securities, Inc.	PTS Brokerage, LLC	U.S. Bancorp Investment, Inc.
Madison Avenue Securities, LLC	Purshe Kaplan Sterling Investments	UBS Financial Services, Inc.
McDermott Investment Services, LLC	Questar Capital Corporation	Uhlmann Price Securities, LLC
McNally Financial Services Corporation	Raymond James & Associates, Inc.	UnionBanc Investment Services, LLC
Mercap Securities, LLC	Raymond James Financial Services, Inc.	United Brokerage Services, Inc.
Mercer Allied Company, L.P.	RBC Capital Markets, LLC	United Planners Financial Services of America a Limited Partner
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Regulus Advisors, LLC
	Rhodes Securities, Inc.	USA Financial Securities Corporation
Michigan Securities LLC	Richard Brothers Securities	ValMark Securities, Inc.
Mid-Atlantic Capital Corporation	Robert W. Baird & Co. Incorporated	Variable Investment Advisors, Inc.
MMA Securities LLC	Rockefeller Financial LLC	Vanderbilt Securities, LLC
MML Investors Services, LLC	Royal Alliance Associates, Inc.	Veritas Independent Partner, LLC
Moloney Securities Co., Inc.	SA Stone Wealth Management Inc.	Voya Financial Advisors, Inc.
Money Concepts Capital Corp	Sagepoint Financial, Inc.	Waddell & Reed
Moors & Cabot, Inc.	Santander Securities, LLC	Wedbush Securities Inc.
Morgan Stanley	Secure Planning, LLC	Wells Fargo Advisor Financial Network, LLC
MSI Financial Services, Inc.	Securian Financial Services, Inc.
Muriel Siebert & Co., Inc.	Securities America, Inc.	Wells Fargo Clearing Services, LLC
Mutual of Omaha Investor Services, Inc.	Securities Management & Research, Inc.	Wesbanco Securities, Inc.
Mutual Securities, Inc.	Securities Service Network, LLC	Wescom Financial Services

Western Equity Group, Inc.
Western International Securities, Inc.
Westminster Financial Securities, Inc.
William C. Burnside & Company, Inc.
Wintrust Investments LLC
Woodbury Financial Services, Inc.
Woodmen Financial Services, Inc.
World Choice Securities, Inc.
World Equity Group, Inc.

APPENDIX C

GMWB PROSPECTUS EXAMPLES

I.    LIFEGUARD FREEDOM FLEX

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom Flex GMWB (referred to below as a GMWB) when you purchased your Contract, no other add-on benefits, your initial Premium payment net of any applicable taxes was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made. The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 7%, and the GMWB and any For Life Guarantee have not been terminated. If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%. If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage for the GMWB you elected. References to the GMWB Death Benefit refer to a death benefit provided by certain GMWB endorsements, but not to any separate death benefit endorsement.

Example 1: This example demonstrates how GMWB values are set at election.

•	Your initial GWB is $100,000, which is your initial Premium payment, net of any applicable taxes.

•	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000 * 0.05 = $5,000).

•	Notes:

s	Your initial Bonus Base is set equal to your GWB.

s	Your initial 200% GWB Adjustment is set equal to 200% times your initial GWB.

s	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB Death Benefit is set equal to your initial GWB.

Example 2: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the date you elect to opt out of GMWB charge increases, the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option. Your GAWA% is set based upon your attained age at that time. Your initial GAWA is determined based on this GAWA% and the GWB at that time.

•
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

•	Example 3a: This example demonstrates what happens if you make an additional Premium payment, net of applicable taxes, of $50,000, and your GWB is $100,000 at the time of payment:

s
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment, net of any applicable taxes ($50,000). Your GWB is subject to a maximum of $10,000,000 (see Example 4b).

s	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment, net of any applicable taxes ($50,000 * 0.05 = $2,500).

•
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $10,000,000 maximum, upon payment of a subsequent Premium. If you make an additional Premium payment, net of any applicable taxes, of $100,000 and your GWB is $9,950,000 and your GAWA is $497,500 at the time of payment:

s
Your new GWB is $10,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($9,950,000) plus your additional Premium payment, net of any applicable taxes ($100,000) exceeds the maximum of $10,000,000.

s	Your GAWA is $500,000, which is your GAWA prior to the additional Premium payment ($497,500) plus 5% of the allowable $50,000 increase in your GWB (($10,000,000 - $9,950,000) * 0.05 = $2,500).

•	Notes:

s	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.

s	Your Bonus Base is increased by the Premium payment, net of any applicable taxes, subject to a maximum of $10,000,000.

s
If the Premium payment occurs prior to the first Contract Anniversary, your 200% GWB Adjustment is increased by the Premium payment, net of any applicable taxes, times 200%, subject to a maximum of $10,000,000. For example, if, as in Example 3a, you make an additional Premium payment, net of any applicable taxes, of $50,000 prior to your first Contract Anniversary, and your 200% GWB Adjustment value before the additional Premium payment is $200,000, then the 200% GWB Adjustment is increased by 200% of the additional Premium payment, net of any applicable taxes. The resulting 200% GWB Adjustment is $200,000 + $100,000 = $300,000.

s
If the Premium payment occurs on or after the first Contract Anniversary, your 200% GWB Adjustment is increased by the Premium payment, net of any applicable taxes, subject to a maximum of $10,000,000. For example, if you make an additional Premium payment, net of any applicable taxes, of $50,000 after your first Contract Anniversary, and your 200% GWB Adjustment value before the additional Premium payment is $200,000, then the 200% GWB Adjustment is increased by 100% of the additional Premium payment, net of any applicable taxes. The resulting 200% GWB Adjustment is $200,000 + $50,000 = $250,000.

s	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit is increased by the Premium payment, net of any applicable taxes, subject to a maximum of $10,000,000.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

•	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:

s	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).

s	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.

s
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

•
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

s	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).

s	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).

s
If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500), it would take approximately an additional 12 years to deplete your GWB ($92,500 / $7,500 per year = approximately 12 years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12 years, provided that the withdrawals are taken prior to the Latest Income Date.

•	Notes:

s
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

s	Your GWB Adjustment provision is terminated since a withdrawal is taken.

s	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will not be reduced since the withdrawal did not exceed the greater of the GAWA or the RMD.

s	If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.

s	Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

•	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:

s
Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

s
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

•	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:

s
Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

s
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $4,750]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

•	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:

s
Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

s
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1-($10,000-$5,000) / ($55,000 - $5,000))=$4,500]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

•	Notes:

s
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal. In addition, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

s	Your GWB Adjustment provision is terminated since a withdrawal is taken.

s
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will be reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

s	If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.

s
The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

s
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon automatic step-up.

•
Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

s
Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

s
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

•
Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

s
Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

s	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000 * 0.05 = $4,500).

-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

s
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Though this endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

•	Notes:

s
Your GWB will only step-up to the Contract Value if the Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

s	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.

s	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

s	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.

s	If your endorsement contains a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since step-ups do not impact the GMWB Death Benefit.

s
If your endorsement bases Step-Ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

-
All adjustments are made on the date of the transaction. The quarterly adjusted Contract Value is first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (as defined in example 5), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

•
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:

s
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable). At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000 * 0.05 = $10,000). On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000). Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

s
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) becomes $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable). At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000 * 0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA. At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

•	Notes:

s	As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.

s	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.

s	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.

s	The GAWA% is determined at the time of the withdrawal (if not previously determined).

s	Your GWB Adjustment provision is terminated at the time of the withdrawal.

s
If your endorsement contains a GMWB Death Benefit provision, the GMWB Death Benefit would not be adjusted for the step-up since step-ups do not impact the GMWB Death Benefit, but your GMWB Death Benefit may be reduced for the withdrawal.

s	If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.

s
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

s
If your endorsement bases Step-Ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

-
All adjustments are made on the date of the transaction. The quarterly adjusted Contract Value is first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (as defined in example 5), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Bonus applied to your GWB.

•	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:

s	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your Bonus Base ($100,000 + $100,000 * 0.07 = $107,000).

s	Your GAWA for the next year is equal $5,350, which is 5% of your new GWB ($107,000 * 0.05 = $5,350).

s
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

•	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:

s	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your Bonus Base ($90,000 + $100,000 * 0.07 = $97,000).

s	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the Bonus ($5,000) or 2) 5% of your new GWB ($97,000 * 0.05 = $4,850).

s
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

•	Notes:

s	Your Bonus Base is not recalculated upon the application of the Bonus to your GWB.

s	Your GAWA is recalculated upon the application of the Bonus (as described above) only if the application of the Bonus occurs after your GAWA% has been determined.

s	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the Bonus.

s	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since the GMWB Death Benefit is not impacted by the application of the Bonus.

s	If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the LifeGuard Freedom Flex and the LifeGuard Freedom Flex with Joint Option becomes effective after the effective date of the endorsement at age 59½. At the time the For Life Guarantee becomes effective, your GAWA is re-determined. (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

•	Example 9a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:

s	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000 * 0.05 = $2,500).

s
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

•	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000:

s
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted. However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0.

s	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

•	Example 9c: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:

s	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0 * 0.05 = $0).

s
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

s
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

•	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:

s
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained). Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

s
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained). The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

s
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

s	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

•	Notes:

s
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59½. Your Bonus Base remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the GWB Adjustment.

•
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

s	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

•
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

s	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

•	Notes:

s	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).

s	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.

s	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.

s	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB Death Benefit since the GMWB Death Benefit is not impacted by the GWB Adjustment.

Mailing Address and Contact Information
Service Center
Regular Mail:	P.O. Box 24068, Lansing, MI 48909-4068
Overnight Mail:	1 Corporate Way, Lansing, MI 48951
Customer Care:	800-644-4565 8:00 a.m. to 7:00 p.m. ET (M-F)
Fax:	800-701-0125
Email:	customercare@jackson.com

STATEMENT OF ADDITIONAL INFORMATION

April 27, 2020

JACKSON ADVANTAGESM
FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus and should be read in conjunction with the Prospectus dated April 27, 2020. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 24068, Lansing, Michigan 48909-4068 or calling 1-800-644-4565.

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General Information and History

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson®). Jackson is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a publicly traded life insurance company in the United Kingdom.

Trademarks, Service Marks, and Related Disclosures

“JNL®,” “Jackson National®,” “Jackson®,” “Jackson of NY®” and “Jackson National Life Insurance Company of New York®” are trademarks of Jackson National Life Insurance Company®.

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones Industrial Average,” and “The Dow 10,” “STANDARD & POOR’S ® ,” “S&P ® ,” “S&P 500 ® ,” “S&P MIDCAP 400 Index ® ,” “STANDARD & POOR’S MIDCAP 400 Index ® ,” “S&P SmallCap 600 Index ® ,” and “STANDARD & POOR’S 500 ® ” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”). “Dow Jones ® ”, “Dow Jones Industrial Average”, “DJIA ® ”, “The Dow ® ” and “The Dow ® 10” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company ® (“Jackson”).

Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon S&P 500 Index Fund, JNL/Mellon S&P 400 MidCap Index Fund, the JNL/Mellon Dow SM Index Fund, and JNL/Mellon Small Cap Index Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Products currently being issued by Jackson, but which may be similar to and competitive with Products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

Dow Jones, SPDJI and their respective affiliates do not:

•	Sponsor, endorse, sell or promote the Products.

•	Recommend that any person invest in the Products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Products.

•	Have any responsibility or liability for the administration, management or marketing of the Products.

•	Consider the needs of the Products or the owners of the Products in determining, composing or calculating the Indexes or have any obligation to do so.

Dow Jones, SPDJI and their respective affiliates will not have any liability in connection with the Products. Specifically,
• Dow Jones, SPDJI and their respective affiliates do not make any warranty, express or implied, and Dow Jones, SPDJI and their respective affiliates disclaim any warranty about:
• The results to be obtained by the Products, the owners of the Products or any other person in connection with the use of the DJIA and the data included in the Indexes;

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• The accuracy or completeness of the Indexes and its data;
• The merchantability and the fitness for a particular purpose or use of the Indexes and its data;
• Dow Jones, SPDJI and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the Indexes or its data;
•    Under no circumstances will Dow Jones, SPDJI and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the Indexes and trademarks referred to above by Jackson and SPDJI is solely for the benefit of the Products and not for any other third parties.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100® Index to track general stock market performance. The Corporations’ only relationship to Jackson National Life Insurance Company (“Licensee”) is in the licensing of the NASDAQ®, and Nasdaq-100® IndexTM registered trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100® Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NASDAQ®, and Nasdaq-100® IndexTM, are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Nasdaq® 100 Index Fund has not been passed on by the Corporations as to their legality or suitability. The JNL/Mellon Nasdaq® 100 Index Fund is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON NASDAQ® 100 INDEX FUND.

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THE FOLLOWING APPLIES TO THE JNL/AMERICAN FUNDS BALANCED FUND, THE JNL/AMERICAN FUNDS CAPITAL INCOME BUILDER FUND, THE JNL/AMERICAN FUNDS GLOBAL GROWTH FUND, THE JNL/AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND, THE JNL/AMERICAN FUNDS INTERNATIONAL FUND, THE JNL/AMERICAN FUNDS NEW WORLD FUND, THE JNL MULTI-MANAGER MID CAP FUND, THE JNL MULTI-MANAGER SMALL CAP GROWTH FUND, THE JNL MULTI-MANAGER SMALL CAP VALUE FUND, THE JNL/AQR LARGE CAP DEFENSIVE STYLE FUND, THE JNL/AQR LARGE CAP RELAXED CONSTRAINT EQUITY FUND, THE JNL/BLACKROCK ADVANTAGE INTERNATIONAL FUND, THE JNL/BLACKROCK GLOBAL ALLOCATION FUND, THE JNL/BLACKROCK LARGE CAP SELECT GROWTH FUND, THE JNL/CAUSEWAY INTERNATIONAL VALUE SELECT FUND, THE JNL/CLEARBRIDGE LARGE CAP GROWTH FUND, THE JNL/DFA INTERNATIONAL CORE EQUITY FUND, THE JNL/DFA U.S. CORE EQUITY FUND, THE JNL/DFA U.S. SMALL CAP FUND, THE JNL/FRANKLIN TEMPLETON INTERNATIONAL SMALL CAP FUND, THE JNL/HARRIS OAKMARK GLOBAL EQUITY FUND, THE JNL/INVESCO DIVERSIFIED DIVIDEND FUND, THE JNL/INVESCO GLOBAL GROWTH FUND, THE JNL/INVESCO INTERNATIONAL GROWTH FUND, THE JNL/INVESCO SMALL CAP GROWTH FUND, THE JNL/JPMORGAL GLOBAL ALLOCATION FUND, THE JNL/JPMORGAN MIDCAP GROWTH FUND, THE JNL/LOOMIS SAYLES GLOBAL GROWTH FUND, THE JNL/MFS MID CAP VALUE FUND, THE JNL/MELLON EQUITY INCOME FUND, THE JNL/MELLON INTERNATIONAL INDEX FUND, THE JNL/MELLON EMERGING MARKETS INDEX FUND, THE JNL/MELLON MSCI KLD 400 SOCIAL INDEX FUND, THE JNL/MELLON MSCI WORLD INDEX FUND, THE JNL/T. ROWE PRICE ESTABLISHED GROWTH FUND, THE JNL/T. ROWE PRICE MID-CAP GROWTH FUND, THE JNL/T. ROWE PRICE VALUE FUND, THE JNL/VANGUARD EQUITY INCOME FUND, JNL/VANGARD INTERNATIONAL FUND, AND THE JNL/WMC VALUE FUND (COLLECTIVELY, THE “JNL FUNDS”).

THE JNL FUNDS ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL FUNDS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL FUNDS OR THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL FUNDS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL FUNDS IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL FUNDS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL FUNDS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.

NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL FUNDS, OWNERS OF THE JNL FUNDS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Barclays Capital Inc. and its affiliates (“Barclays”) is not the issuer or producer of JNL/DoubleLine® Shiller Enhanced CAPE® Fund and Barclays has no responsibilities, obligations or duties to investors in JNL/DoubleLine Shiller Enhanced CAPE Fund. The Shiller Barclays CAPE™ US Sector ER USD Index is a trademark owned by Barclays Bank PLC and licensed for use by JNL Series Trust (“JNLST”)

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as the Issuer of JNL/DoubleLine Shiller Enhanced CAPE Fund. Barclays only relationship with the Issuer in respect of Shiller Barclays CAPE US Sector ER USD Index is the licensing of the Shiller Barclays CAPE US Sector ER USD Index which is determined, composed and calculated by Barclays without regard to the Issuer or the JNL/DoubleLine Shiller Enhanced CAPE Fund or the owners of the JNL/DoubleLine Shiller Enhanced CAPE Fund. Additionally, JNLST or JNL/DoubleLine Shiller Enhanced CAPE Fund may for itself execute transaction(s) with Barclays in or relating to the Shiller Barclays CAPE US Sector ER USD Index in connection with JNL/DoubleLine Shiller Enhanced CAPE Fund investors acquire JNL/DoubleLine Shiller Enhanced CAPE Fund from JNLST and investors neither acquire any interest in Shiller Barclays CAPE US Sector ER USD Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in JNL/DoubleLine Shiller Enhanced CAPE Fund. The JNL/DoubleLine Shiller Enhanced CAPE Fund is not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in the JNL/DoubleLine Shiller Enhanced CAPE Fund or the advisability of investing in securities generally or the ability of the Shiller Barclays CAPE US Sector ER USD Index to track corresponding or relative market performance. Barclays has not passed on the legality or suitability of the JNL/DoubleLine Shiller Enhanced CAPE Fund with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the JNL/DoubleLine Shiller Enhanced CAPE Fund to be issued. Barclays has no obligation to take the needs of the Issuer or the owners of the JNL/DoubleLine Shiller Enhanced CAPE Fund or any other third party into consideration in determining, composing or calculating the Shiller Barclays CAPE US Sector ER USD Index Barclays has no obligation or liability in connection with administration, marketing or trading of the JNL/DoubleLine Shiller Enhanced CAPE Fund.

The licensing agreement between JNLST and Barclays is solely for the benefit of JNLST and Barclays and not for the benefit of the owners of the JNL/DoubleLine Shiller Enhanced CAPE Fund, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE Shiller Barclays CAPE US Sector ER USD Index. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN. BARCLAYS RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE Shiller Barclays CAPE US Sector ER USD Index, AND BARCLAYS SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE Shiller Barclays CAPE US Sector ER USD Index BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE Shiller Barclays CAPE US Sector ER USD Index OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO THE JNL/DOUBLELINE SHILLER ENHANCED CAPE FUND.

None of the information supplied by Barclays Bank PLC and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167. Registered office 1 Churchill Place London E l 4 5HP.

iShares® and BlackRock® are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license.  BlackRock makes no representations or warranties regarding the advisability of investing in any product or service offered by Jackson National Life Insurance Company (“Jackson”). BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of any product or service offered by Jackson.

Fidelity Institutional Asset Management is a registered service mark of FMR LLC. Used with permission.

The JNL/RAFI ® Fundamental Europe Fund, JNL/RAFI Fundamental Asia Developed Fund, JNL/RAFI Fundamental U.S. Small Cap Fund, and JNL/RAFI Multi-Factor U.S. Equity Fund (the "JNL/RAFI Funds") are not sponsored, offered, or sold in any manner by RAFI Indices, LLC or any of its affiliates, licensors or contractors (the "RAFI Parties") nor do any of the RAFI Parties offer to any person purchasing a product that uses or incorporates a product based on an Index any express or implicit guarantee, warranty or assurance either with regard to the results of using the RAFI Multi-Factor ® US Index, RAFI Fundamental US Small Index, RAFI Fundamental Europe Index, and RAFI Fundamental Asia Developed Index (each an "Index") or the Index Price at any time or in any other respect. Each Index is calculated and published by the RAFI Parties. The RAFI Parties use commercially reasonable efforts to ensure that the Index is calculated correctly. None of the RAFI Parties shall be liable to any person purchasing a product that uses or incorporates a product based on the Index for any error, omission, inaccuracy, incompleteness, delay, or interruption in the Index or any data related thereto or have any obligation to point out errors in the Index to any person. Neither publication of each Index by the RAFI Parties nor the licensing of the Index or Index trademark for the purpose of use in connection with the JNL/RAFI Funds constitutes a recommendation by any of the

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RAFI Parties to invest in nor does it in any way represent an assurance, endorsement or opinion of any of the RAFI Parties with regard to any investment in the JNL/RAFI Funds. The trade names Fundamental Index ® and RAFI ® are registered trademarks of Research Affiliates, LLC in the US and other countries.

Services

Jackson is the custodian of the assets of the Separate Account. Jackson holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Funds bought and sold by the Separate Account.

The financial statements of each Investment Division within Jackson National Separate Account - I and Jackson National Life Insurance Company and Subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 200 E Randolph, Suite 5500, Chicago, IL 60601 .

Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the Funds’ investment adviser and administrator. Pursuant to an agreement between Jackson and JNAM, JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial and accounting services. For the past three years, Jackson paid $491,607 in 2017, $483,715 in 2018, and $597,197 in 2019 for the services provided by JNAM to Jackson.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 300 Innovation Drive, Franklin, Tennessee 37067. JNLD is a subsidiary of Jackson.

We expect to compensate broker/dealers selling the contracts.

Calculation of Performance

When Jackson advertises performance for an Investment Division (except the JNL/WMC Government Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Funds. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period (“initial investment”) and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value (“redeemable value”) of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

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Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner’s withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

The maximum withdrawal charge is 8.5%.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Funds. The yield on amounts held in the Investment Division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division’s actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Fund operating expenses.

Any current yield quotations of the JNL/WMC Government Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The JNL/WMC Government Money Market Division’s yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/WMC Government Money Market Division’s effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/WMC Government Money Market Division’s and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund’s portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund’s expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund’s Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner’s investment in the JNL/WMC Government Money Market Division nor that Division’s investment in the JNL/WMC Government Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

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Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS “ANNUITY CONTRACTS” UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

Jackson’s Tax Status

Jackson is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the “Code”). For federal income tax purposes, the Separate Account is not a separate entity from Jackson and its operations form a part of Jackson.

Taxation of Annuity Contracts in General

Section 72 of the Code governs the taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

Medicare Tax on Net Investment Income

As of 2013, the taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisers for more information.

Withholding Tax on Distributions

The Code generally requires Jackson (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For “eligible rollover distributions” from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An “eligible rollover distribution” is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic

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payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to “roll over” the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient’s conduct of a trade or business in the United States and such payment is included in the recipient’s gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner’s right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson regarding the availability of a particular Allocation Option and other than the Contract owner’s right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options

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will be made by Jackson or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract currently offers 101 Investment Divisions and at least one Fixed Account option, and, if more than 99 options offered, a Contract owner’s Contract Value can be allocated to no more than 99 variable and fixed options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 25 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual’s gross income. In addition, the amount included in the individual’s gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 72 (70½ if you reached age 70½ before January 1, 2020) ; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

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Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS Approval

The Perspective II Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the Contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer’s gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose “disability” is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section

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72(t)(7) of the Code) (as applicable) for the taxable year; (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code); and (11) distributions up to $5,000 for a qualified birth or adoption. The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be “rolled over” into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an “eligible rollover distribution” made by certain types of plans (as described above under “Taxes - Withholding Tax on Distributions”) that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 72 (70½ if you reached age 70½ before January 1, 2020) or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 72 (70½ if you reached age 70½ before January 1, 2020). Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder’s or employee’s spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee’s life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee’s age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson’s administrative procedures. Jackson is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson specifically consents to be bound. Owners, annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

12

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See “Tax Treatment of Withdrawals - Tax-Qualified Contracts” above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

(a) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of “tax-sheltered annuities” by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “individual retirement annuity” (“IRA annuity”). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual’s gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Premium payments for Roth IRA annuities are limited to a maximum of $6,000 for 2020. The limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000. The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

Lower maximum limitations apply to individuals above certain adjusted gross income levels. For 2020, these levels are $122,000 in the case of single taxpayers, $196,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately. These levels are indexed annually in $1,000 increments. An overall $6,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer’s IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

13

(d) Pension and Profit-Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans -- Section 457

Under Code provisions, employees and independent Contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant’s includable compensation or the $19,500 elective deferral limitation in 2020. The limit is indexed for inflation in $500 increments annually. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $6,500. The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of Section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer’s general creditors.

In general, distributions from a Plan are prohibited under Section 457 of the Code unless made after the participant:

•	attains age 72 (70½ if you reached age 70½ before January 1, 2020),
•	severs employment,
•	dies, or
•	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

Annuity Provisions

Variable Annuity Payment

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  That amount is divided by the value of an annuity unit as of the Income Date to establish the

14

number of annuity units representing each variable payment.  The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

Annuity Unit Value

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established.  The value may increase or decrease from one business day to the next.  The income option tables contained in the Contract are based on an assumed investment rate of 1.0%.

The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 1.0%.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

(a)	is the net result of:
(1) the net asset value of a Fund’s share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
(2) the per share amount of any dividend or other distribution declared by the Fund if the “ex-dividend” date occurs during the valuation period, plus or minus
(3)
a per share credit or charge with respect to any taxes paid or reserved for by Jackson during the valuation period which are determined by Jackson to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and
(c)	is the asset charge factor determined by Jackson for the valuation period to reflect theCore Contract Charge.

Also see “Income Payments (The Income Phase)” in the Prospectus.

15

APPENDIX A

Jackson National Separate Account I

Financial Statements

December 31, 2019

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL Aggressive Growth Allocation Fund - Class A	JNL Aggressive Growth Allocation Fund - Class I	JNL Conservative Allocation Fund - Class A	JNL Conservative Allocation Fund - Class I	JNL Growth Allocation Fund - Class A	JNL Growth Allocation Fund - Class I	JNL Institutional Alt 100 Fund - Class A
Assets
Investments, at fair value	$1,427,117,160	$8,118,135	$427,061,318	$3,152,694	$2,261,023,227	$11,608,831	$200,084,401
Receivables:
Investments in Fund shares sold	419,164	12,583	218,357	39	498,439	18,935	79,201
Investment Division units sold	267,894	—	1,114,685	—	155,570	—	41,053
Total assets	1,427,804,218	8,130,718	428,394,360	3,152,733	2,261,677,236	11,627,766	200,204,655

Liabilities
Payables:
Investments in Fund shares purchased	267,894	—	1,114,685	—	155,570	—	41,053
Investment Division units redeemed	368,755	12,486	204,838	—	417,550	18,798	73,566
Insurance fees due to Jackson	50,409	97	13,519	39	80,889	137	5,635
Total liabilities	687,058	12,583	1,333,042	39	654,009	18,935	120,254
Net assets	$1,427,117,160	$8,118,135	$427,061,318	$3,152,694	$2,261,023,227	$11,608,831	$200,084,401

Investments in Funds, shares outstanding	97,347,692	550,009	33,079,885	242,702	148,263,818	756,276	17,944,789
Investments in Funds, at cost	$1,121,581,439	$7,185,930	$392,076,236	$2,988,277	$1,733,356,745	$10,520,235	$190,061,425

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL Aggressive Growth Allocation Fund - Class A	JNL Aggressive Growth Allocation Fund - Class I	JNL Conservative Allocation Fund - Class A	JNL Conservative Allocation Fund - Class I	JNL Growth Allocation Fund - Class A	JNL Growth Allocation Fund - Class I	JNL Institutional Alt 100 Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	17,712,009	27,937	4,324,957	10,569	28,527,310	37,821	2,222,096
Total expenses	17,712,009	27,937	4,324,957	10,569	28,527,310	37,821	2,222,096
Net investment income (loss)	(17,712,009)	(27,937)	(4,324,957)	(10,569)	(28,527,310)	(37,821)	(2,222,096)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	43,214,907	51,267	7,541,473	50,919	68,078,512	110,106	327,037
Net change in unrealized appreciation
(depreciation) on investments	270,395,886	1,300,290	34,828,678	174,135	388,287,622	1,642,827	22,812,641
Net realized and unrealized gain (loss)	313,610,793	1,351,557	42,370,151	225,054	456,366,134	1,752,933	23,139,678

Net change in net assets
from operations	$295,898,784	$1,323,620	$38,045,194	$214,485	$427,838,824	$1,715,112	$20,917,582

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL Institutional Alt 25 Fund - Class A	JNL Institutional Alt 25 Fund - Class I	JNL Institutional Alt 50 Fund - Class A	JNL Institutional Alt 50 Fund - Class I	JNL iShares Tactical Growth Fund - Class A	JNL iShares Tactical Growth Fund - Class I	JNL iShares Tactical Moderate Fund - Class A
Assets
Investments, at fair value	$2,536,214,162	$954,975	$2,124,643,726	$1,198,099	$227,774,038	$3,075,046	$139,383,480
Receivables:
Investments in Fund shares sold	713,280	12	809,056	14	11,678	38	115,864
Investment Division units sold	26,250	—	179,435	14,188	597,054	—	138,856
Total assets	2,536,953,692	954,987	2,125,632,217	1,212,301	228,382,770	3,075,084	139,638,200

Liabilities
Payables:
Investments in Fund shares purchased	26,250	—	179,435	14,188	597,054	—	138,856
Investment Division units redeemed	618,006	—	729,207	—	5,050	—	111,684
Insurance fees due to Jackson	95,274	12	79,849	14	6,628	38	4,180
Total liabilities	739,530	12	988,491	14,202	608,732	38	254,720
Net assets	$2,536,214,162	$954,975	$2,124,643,726	$1,198,099	$227,774,038	$3,075,046	$139,383,480

Investments in Funds, shares outstanding	134,761,645	50,394	114,659,672	64,207	15,235,722	205,140	11,070,967
Investments in Funds, at cost	$2,135,765,715	$867,303	$1,832,333,503	$1,107,920	$199,354,114	$2,955,645	$129,363,406

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL Institutional Alt 25 Fund - Class A	JNL Institutional Alt 25 Fund - Class I	JNL Institutional Alt 50 Fund - Class A	JNL Institutional Alt 50 Fund - Class I	JNL iShares Tactical Growth Fund - Class A	JNL iShares Tactical Growth Fund - Class I	JNL iShares Tactical Moderate Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$3,533,456	$55,252	$2,564,823
Expenses
Asset-based charges	35,295,359	3,420	30,097,966	4,713	2,198,143	12,801	1,375,565
Total expenses	35,295,359	3,420	30,097,966	4,713	2,198,143	12,801	1,375,565
Net investment income (loss)	(35,295,359)	(3,420)	(30,097,966)	(4,713)	1,335,313	42,451	1,189,258

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	4,058,740	54,228	1,542,085
Investments	50,081,360	1,022	42,103,839	8,689	4,250,548	(3,589)	1,897,671
Net change in unrealized appreciation
(depreciation) on investments	383,373,025	120,424	271,273,389	148,453	28,191,979	441,447	10,908,890
Net realized and unrealized gain (loss)	433,454,385	121,446	313,377,228	157,142	36,501,267	492,086	14,348,646

Net change in net assets
from operations	$398,159,026	$118,026	$283,279,262	$152,429	$37,836,580	$534,537	$15,537,904

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL iShares Tactical Moderate Fund - Class I	JNL iShares Tactical Moderate Growth Fund - Class A	JNL iShares Tactical Moderate Growth Fund - Class I	JNL Moderate Allocation Fund - Class A	JNL Moderate Allocation Fund - Class I	JNL Moderate Growth Allocation Fund - Class A	JNL Moderate Growth Allocation Fund - Class I
Assets
Investments, at fair value	$1,910,777	$264,879,235	$3,340,458	$563,413,187	$5,882,843	$2,219,871,730	$3,966,175
Receivables:
Investments in Fund shares sold	23	1,054,890	40	202,246	209	1,313,979	217
Investment Division units sold	—	1,045,925	—	448,036	—	200,951	—
Total assets	1,910,800	266,980,050	3,340,498	564,063,469	5,883,052	2,221,386,660	3,966,392

Liabilities
Payables:
Investments in Fund shares purchased	—	1,045,925	—	448,036	—	200,951	—
Investment Division units redeemed	—	1,047,072	—	184,825	139	1,237,460	168
Insurance fees due to Jackson	23	7,818	40	17,421	70	76,519	49
Total liabilities	23	2,100,815	40	650,282	209	1,514,930	217
Net assets	$1,910,777	$264,879,235	$3,340,458	$563,413,187	$5,882,843	$2,219,871,730	$3,966,175

Investments in Funds, shares outstanding	151,169	19,042,361	239,459	38,936,640	403,764	145,089,656	257,544
Investments in Funds, at cost	$1,825,537	$235,109,591	$3,210,938	$488,239,333	$5,489,008	$1,810,533,905	$3,576,122

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL iShares Tactical Moderate Fund - Class I	JNL iShares Tactical Moderate Growth Fund - Class A	JNL iShares Tactical Moderate Growth Fund - Class I	JNL Moderate Allocation Fund - Class A	JNL Moderate Allocation Fund - Class I	JNL Moderate Growth Allocation Fund - Class A	JNL Moderate Growth Allocation Fund - Class I
Investment Income
Dividends	$40,726	$4,807,757	$69,012	$—	$—	$—	$—
Expenses
Asset-based charges	7,001	2,663,518	12,860	5,688,535	16,371	27,201,561	14,828
Total expenses	7,001	2,663,518	12,860	5,688,535	16,371	27,201,561	14,828
Net investment income (loss)	33,725	2,144,239	56,152	(5,688,535)	(16,371)	(27,201,561)	(14,828)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	21,466	3,560,216	44,179	—	—	—	—
Investments	12,285	4,389,173	4,155	11,166,916	21,986	56,793,781	43,321
Net change in unrealized appreciation
(depreciation) on investments	133,783	28,324,108	358,201	61,370,311	508,063	324,379,724	492,166
Net realized and unrealized gain (loss)	167,534	36,273,497	406,535	72,537,227	530,049	381,173,505	535,487

Net change in net assets
from operations	$201,259	$38,417,736	$462,687	$66,848,692	$513,678	$353,971,944	$520,659

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL Multi-Manager Alternative Fund - Class A	JNL Multi-Manager International Small Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class I	JNL Multi-Manager Small Cap Growth Fund - Class A	JNL Multi-Manager Small Cap Growth Fund - Class I	JNL Multi-Manager Small Cap Value Fund - Class A
Assets
Investments, at fair value	$15,123,273	$6,057,508	$192,437,232	$2,783,770	$1,869,734,627	$11,377,584	$665,293,985
Receivables:
Investments in Fund shares sold	1,386	1,364	132,332	1,165	1,326,188	351	405,891
Investment Division units sold	2,650	—	419,460	—	725,025	—	210,367
Total assets	15,127,309	6,058,872	192,989,024	2,784,935	1,871,785,840	11,377,935	665,910,243

Liabilities
Payables:
Investments in Fund shares purchased	2,650	—	419,460	—	725,025	—	210,367
Investment Division units redeemed	974	1,206	125,575	1,131	1,256,961	213	381,401
Insurance fees due to Jackson	412	158	6,757	34	69,227	138	24,490
Total liabilities	4,036	1,364	551,792	1,165	2,051,213	351	616,258
Net assets	$15,123,273	$6,057,508	$192,437,232	$2,783,770	$1,869,734,627	$11,377,584	$665,293,985

Investments in Funds, shares outstanding	1,414,712	572,003	13,561,468	195,489	58,374,481	336,416	46,752,915
Investments in Funds, at cost	$14,168,094	$5,500,436	$170,700,419	$2,501,614	$1,537,424,536	$10,157,290	$643,787,471

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL Multi-Manager Alternative Fund - Class A	JNL Multi-Manager International Small Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class I	JNL Multi-Manager Small Cap Growth Fund - Class A	JNL Multi-Manager Small Cap Growth Fund - Class I	JNL Multi-Manager Small Cap Value Fund - Class A
Investment Income
Dividends	$—	$20,186	$—	$—	$—	$—	$—
Expenses
Asset-based charges	140,860	20,987	1,909,020	9,418	22,833,984	36,632	8,300,365
Total expenses	140,860	20,987	1,909,020	9,418	22,833,984	36,632	8,300,365
Net investment income (loss)	(140,860)	(801)	(1,909,020)	(9,418)	(22,833,984)	(36,632)	(8,300,365)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	141,124	16,413	2,250,493	34,787	47,253,346	92,905	(8,526,598)
Net change in unrealized appreciation
(depreciation) on investments	1,085,391	615,124	32,346,828	462,403	431,607,793	2,037,517	144,168,841
Net realized and unrealized gain (loss)	1,226,515	631,537	34,597,321	497,190	478,861,139	2,130,422	135,642,243

Net change in net assets
from operations	$1,085,655	$630,736	$32,688,301	$487,772	$456,027,155	$2,093,790	$127,341,878

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL Multi-Manager Small Cap Value Fund - Class I	JNL S&P 500 Index Fund - Class I	JNL/American Funds Balanced Fund - Class A	JNL/American Funds Balanced Fund - Class I	JNL/American Funds Blue Chip Income and Growth Fund - Class A	JNL/American Funds Blue Chip Income and Growth Fund - Class I	JNL/American Funds Capital Income Builder Fund - Class A
Assets
Investments, at fair value	$3,022,121	$81,274,023	$1,466,520,586	$21,731,585	$3,046,357,744	$14,079,093	$120,087,774
Receivables:
Investments in Fund shares sold	260	48,731	638,642	1,049	1,520,929	311	11,031
Investment Division units sold	1,193	2,974,556	1,160,107	—	1,121,328	444	273,044
Total assets	3,023,574	84,297,310	1,468,319,335	21,732,634	3,049,000,001	14,079,848	120,371,849

Liabilities
Payables:
Investments in Fund shares purchased	1,193	2,974,556	1,160,107	—	1,121,328	444	273,044
Investment Division units redeemed	223	47,787	584,670	784	1,407,786	142	7,042
Insurance fees due to Jackson	37	944	53,972	265	113,143	169	3,989
Total liabilities	1,453	3,023,287	1,798,749	1,049	2,642,257	755	284,075
Net assets	$3,022,121	$81,274,023	$1,466,520,586	$21,731,585	$3,046,357,744	$14,079,093	$120,087,774

Investments in Funds, shares outstanding	211,485	6,047,174	117,887,507	1,682,011	125,107,094	568,393	10,867,672
Investments in Funds, at cost	$2,878,786	$71,470,576	$1,312,341,630	$20,106,228	$2,192,710,777	$12,756,295	$111,535,054

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL Multi-Manager Small Cap Value Fund - Class I	JNL S&P 500 Index Fund - Class I	JNL/American Funds Balanced Fund - Class A	JNL/American Funds Balanced Fund - Class I	JNL/American Funds Blue Chip Income and Growth Fund - Class A	JNL/American Funds Blue Chip Income and Growth Fund - Class I	JNL/American Funds Capital Income Builder Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	8,789	225,882	16,546,696	70,199	39,730,314	43,709	828,676
Total expenses	8,789	225,882	16,546,696	70,199	39,730,314	43,709	828,676
Net investment income (loss)	(8,789)	(225,882)	(16,546,696)	(70,199)	(39,730,314)	(43,709)	(828,676)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	(13,850)	909,083	7,981,805	33,642	127,208,095	71,512	599,805
Net change in unrealized appreciation
(depreciation) on investments	444,139	12,224,629	216,528,244	2,859,549	423,352,455	1,894,123	9,283,845
Net realized and unrealized gain (loss)	430,289	13,133,712	224,510,049	2,893,191	550,560,550	1,965,635	9,883,650

Net change in net assets
from operations	$421,500	$12,907,830	$207,963,353	$2,822,992	$510,830,236	$1,921,926	$9,054,974

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/American Funds Capital Income Builder Fund - Class I	JNL/American Funds Global Bond Fund - Class A	JNL/American Funds Global Bond Fund - Class I	JNL/American Funds Global Growth Fund - Class A	JNL/American Funds Global Growth Fund - Class I	JNL/American Funds Global Small Capitalization Fund - Class A	JNL/American Funds Global Small Capitalization Fund - Class I
Assets
Investments, at fair value	$2,892,372	$468,665,728	$2,181,073	$425,321,726	$6,994,609	$707,894,220	$4,662,029
Receivables:
Investments in Fund shares sold	148	129,982	40	41,860	333	188,599	173
Investment Division units sold	—	139,382	—	440,929	—	3,227,204	—
Total assets	2,892,520	468,935,092	2,181,113	425,804,515	6,994,942	711,310,023	4,662,202

Liabilities
Payables:
Investments in Fund shares purchased	—	139,382	—	440,929	—	3,227,204	—
Investment Division units redeemed	113	112,337	13	28,454	247	162,484	117
Insurance fees due to Jackson	35	17,645	27	13,406	86	26,115	56
Total liabilities	148	269,364	40	482,789	333	3,415,803	173
Net assets	$2,892,372	$468,665,728	$2,181,073	$425,321,726	$6,994,609	$707,894,220	$4,662,029

Investments in Funds, shares outstanding	260,339	41,438,172	190,653	24,373,738	398,326	42,618,556	276,023
Investments in Funds, at cost	$2,624,147	$444,647,226	$2,095,071	$351,763,567	$6,097,597	$585,527,113	$4,084,648

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/American Funds Capital Income Builder Fund - Class I	JNL/American Funds Global Bond Fund - Class A	JNL/American Funds Global Bond Fund - Class I	JNL/American Funds Global Growth Fund - Class A	JNL/American Funds Global Growth Fund - Class I	JNL/American Funds Global Small Capitalization Fund - Class A	JNL/American Funds Global Small Capitalization Fund - Class I
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	8,950	6,501,338	7,093	3,523,662	21,083	8,917,273	16,689
Total expenses	8,950	6,501,338	7,093	3,523,662	21,083	8,917,273	16,689
Net investment income (loss)	(8,950)	(6,501,338)	(7,093)	(3,523,662)	(21,083)	(8,917,273)	(16,689)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	28,356	2,492,277	6,922	6,793,274	50,641	11,770,485	45,795
Net change in unrealized appreciation
(depreciation) on investments	301,775	31,489,818	100,608	82,196,351	1,323,513	162,945,923	920,940
Net realized and unrealized gain (loss)	330,131	33,982,095	107,530	88,989,625	1,374,154	174,716,408	966,735

Net change in net assets
from operations	$321,181	$27,480,757	$100,437	$85,465,963	$1,353,071	$165,799,135	$950,046

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/American Funds Growth Allocation Fund - Class A	JNL/American Funds Growth Allocation Fund - Class I	JNL/American Funds Growth Fund - Class A	JNL/American Funds Growth Fund - Class I	JNL/American Funds Growth-Income Fund - Class A	JNL/American Funds Growth-Income Fund - Class I	JNL/American Funds International Fund - Class A
Assets
Investments, at fair value	$2,668,218,952	$16,541,239	$1,108,231,987	$19,893,460	$7,349,008,047	$52,426,519	$1,826,376,890
Receivables:
Investments in Fund shares sold	1,113,453	202	538,192	6,447	4,505,981	2,336	597,533
Investment Division units sold	1,215,929	—	1,203,092	—	4,544,433	29,901	654,543
Total assets	2,670,548,334	16,541,441	1,109,973,271	19,899,907	7,358,058,461	52,458,756	1,827,628,966

Liabilities
Payables:
Investments in Fund shares purchased	1,215,929	—	1,203,092	—	4,544,433	29,901	654,543
Investment Division units redeemed	1,016,851	—	502,130	6,205	4,243,544	1,710	531,587
Insurance fees due to Jackson	96,602	202	36,062	242	262,437	626	65,946
Total liabilities	2,329,382	202	1,741,284	6,447	9,050,414	32,237	1,252,076
Net assets	$2,668,218,952	$16,541,239	$1,108,231,987	$19,893,460	$7,349,008,047	$52,426,519	$1,826,376,890

Investments in Funds, shares outstanding	139,990,501	861,523	39,850,125	709,974	268,898,941	1,886,525	117,906,836
Investments in Funds, at cost	$2,064,652,548	$14,587,172	$882,733,446	$17,110,390	$5,151,410,605	$46,220,362	$1,565,904,960

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/American Funds Growth Allocation Fund - Class A	JNL/American Funds Growth Allocation Fund - Class I	JNL/American Funds Growth Fund - Class A	JNL/American Funds Growth Fund - Class I	JNL/American Funds Growth-Income Fund - Class A	JNL/American Funds Growth-Income Fund - Class I	JNL/American Funds International Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	32,621,902	60,387	9,778,251	65,520	87,591,829	174,128	23,295,364
Total expenses	32,621,902	60,387	9,778,251	65,520	87,591,829	174,128	23,295,364
Net investment income (loss)	(32,621,902)	(60,387)	(9,778,251)	(65,520)	(87,591,829)	(174,128)	(23,295,364)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	66,158,953	126,959	29,410,975	224,657	269,797,908	374,179	24,721,824
Net change in unrealized appreciation
(depreciation) on investments	439,915,183	2,599,048	181,901,049	3,614,846	1,224,256,897	8,263,452	327,381,525
Net realized and unrealized gain (loss)	506,074,136	2,726,007	211,312,024	3,839,503	1,494,054,805	8,637,631	352,103,349

Net change in net assets
from operations	$473,452,234	$2,665,620	$201,533,773	$3,773,983	$1,406,462,976	$8,463,503	$328,807,985

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/American Funds International Fund - Class I	JNL/American Funds Moderate Growth Allocation Fund - Class A	JNL/American Funds Moderate Growth Allocation Fund - Class I	JNL/American Funds New World Fund - Class A	JNL/American Funds New World Fund - Class I	JNL/AQR Large Cap Defensive Style Fund - Class A	JNL/AQR Large Cap Defensive Style Fund - Class I
Assets
Investments, at fair value	$9,844,615	$2,294,071,276	$15,404,728	$1,390,051,622	$12,214,492	$34,341,963	$570,037
Receivables:
Investments in Fund shares sold	119	841,845	233	673,374	186	71,361	7
Investment Division units sold	405	1,438,985	—	624,117	5,449	4,284	—
Total assets	9,845,139	2,296,352,106	15,404,961	1,391,349,113	12,220,127	34,417,608	570,044

Liabilities
Payables:
Investments in Fund shares purchased	405	1,438,985	—	624,117	5,449	4,284	—
Investment Division units redeemed	—	757,773	45	621,582	39	70,132	—
Insurance fees due to Jackson	119	84,072	188	51,792	147	1,229	7
Total liabilities	524	2,280,830	233	1,297,491	5,635	75,645	7
Net assets	$9,844,615	$2,294,071,276	$15,404,728	$1,390,051,622	$12,214,492	$34,341,963	$570,037

Investments in Funds, shares outstanding	626,248	136,065,912	907,228	96,531,363	837,182	3,209,529	53,225
Investments in Funds, at cost	$9,223,703	$1,813,031,765	$14,059,673	$1,132,731,146	$10,806,264	$32,703,926	$541,005

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/American Funds International Fund - Class I	JNL/American Funds Moderate Growth Allocation Fund - Class A	JNL/American Funds Moderate Growth Allocation Fund - Class I	JNL/American Funds New World Fund - Class A	JNL/American Funds New World Fund - Class I	JNL/AQR Large Cap Defensive Style Fund - Class A(a)	JNL/AQR Large Cap Defensive Style Fund - Class I(a)
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	35,774	29,255,565	49,847	17,635,735	41,402	109,950	671
Total expenses	35,774	29,255,565	49,847	17,635,735	41,402	109,950	671
Net investment income (loss)	(35,774)	(29,255,565)	(49,847)	(17,635,735)	(41,402)	(109,950)	(671)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	(50,013)	63,169,062	103,736	26,315,025	108,923	120,711	1,106
Net change in unrealized appreciation
(depreciation) on investments	1,644,534	304,170,846	1,799,943	293,240,095	2,176,153	1,638,037	29,032
Net realized and unrealized gain (loss)	1,594,521	367,339,908	1,903,679	319,555,120	2,285,076	1,758,748	30,138

Net change in net assets
from operations	$1,558,747	$338,084,343	$1,853,832	$301,919,385	$2,243,674	$1,648,798	$29,467

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019. The Statement of Operations is from June 24, 2019 through December 31, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class A	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I	JNL/AQR Managed Futures Strategy Fund - Class A	JNL/BlackRock Advantage International Fund - Class A	JNL/BlackRock Advantage International Fund - Class I	JNL/BlackRock Global Allocation Fund - Class A	JNL/BlackRock Global Allocation Fund - Class I
Assets
Investments, at fair value	$283,683,811	$1,211,086	$84,498,913	$3,205,381	$159,356	$3,409,302,601	$14,738,468
Receivables:
Investments in Fund shares sold	83,516	15	396,511	136	2	1,667,875	424
Investment Division units sold	8,600	—	68,006	30,456	—	790,417	—
Total assets	283,775,927	1,211,101	84,963,430	3,235,973	159,358	3,411,760,893	14,738,892

Liabilities
Payables:
Investments in Fund shares purchased	8,600	—	68,006	30,456	—	790,417	—
Investment Division units redeemed	73,014	—	394,058	28	—	1,544,458	249
Insurance fees due to Jackson	10,502	15	2,453	108	2	123,417	175
Total liabilities	92,116	15	464,517	30,592	2	2,458,292	424
Net assets	$283,683,811	$1,211,086	$84,498,913	$3,205,381	$159,356	$3,409,302,601	$14,738,468

Investments in Funds, shares outstanding	21,091,733	88,400	11,118,278	304,694	15,134	255,187,320	1,090,123
Investments in Funds, at cost	$238,320,952	$1,102,431	$106,102,579	$3,049,824	$155,095	$2,990,595,968	$13,454,342

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class A	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I	JNL/AQR Managed Futures Strategy Fund - Class A	JNL/BlackRock Advantage International Fund - Class A(a)	JNL/BlackRock Advantage International Fund - Class I(a)	JNL/BlackRock Global Allocation Fund - Class A	JNL/BlackRock Global Allocation Fund - Class I
Investment Income
Dividends	$—	$—	$—	$19,501	$1,082	$—	$—
Expenses
Asset-based charges	3,847,109	4,078	995,337	8,451	84	44,831,150	54,870
Total expenses	3,847,109	4,078	995,337	8,451	84	44,831,150	54,870
Net investment income (loss)	(3,847,109)	(4,078)	(995,337)	11,050	998	(44,831,150)	(54,870)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	5,378,340	(5,783)	(7,607,937)	499	12	40,626,375	(29,043)
Net change in unrealized appreciation
(depreciation) on investments	59,475,325	211,138	7,966,268	155,557	4,261	508,106,301	2,106,122
Net realized and unrealized gain (loss)	64,853,665	205,355	358,331	156,056	4,273	548,732,676	2,077,079

Net change in net assets
from operations	$61,006,556	$201,277	$(637,006)	$167,106	$5,271	$503,901,526	$2,022,209

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019. The Statement of Operations is from June 24, 2019 through December 31, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/BlackRock Global Natural Resources Fund - Class A	JNL/BlackRock Global Natural Resources Fund - Class I	JNL/BlackRock Large Cap Select Growth Fund - Class A	JNL/BlackRock Large Cap Select Growth Fund - Class I	JNL/Boston Partners Global Long Short Equity Fund - Class A	JNL/Boston Partners Global Long Short Equity Fund - Class I	JNL/Causeway International Value Select Fund - Class A
Assets
Investments, at fair value	$601,723,819	$3,030,216	$2,839,944,374	$19,637,087	$39,687,703	$454,830	$463,205,939
Receivables:
Investments in Fund shares sold	272,530	63	1,916,768	396	33,102	6	258,280
Investment Division units sold	289,207	2,548	1,827,496	—	23,505	—	192,049
Total assets	602,285,556	3,032,827	2,843,688,638	19,637,483	39,744,310	454,836	463,656,268

Liabilities
Payables:
Investments in Fund shares purchased	289,207	2,548	1,827,496	—	23,505	—	192,049
Investment Division units redeemed	250,307	26	1,810,492	158	31,908	—	240,842
Insurance fees due to Jackson	22,223	37	106,276	238	1,194	6	17,438
Total liabilities	561,737	2,611	3,744,264	396	56,607	6	450,329
Net assets	$601,723,819	$3,030,216	$2,839,944,374	$19,637,087	$39,687,703	$454,830	$463,205,939

Investments in Funds, shares outstanding	73,831,143	367,745	63,151,976	417,100	3,898,596	44,330	30,474,075
Investments in Funds, at cost	$659,910,034	$2,882,418	$2,135,679,992	$17,485,928	$39,990,957	$456,376	$462,746,086

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/BlackRock Global Natural Resources Fund - Class A	JNL/BlackRock Global Natural Resources Fund - Class I	JNL/BlackRock Large Cap Select Growth Fund - Class A	JNL/BlackRock Large Cap Select Growth Fund - Class I	JNL/Boston Partners Global Long Short Equity Fund - Class A	JNL/Boston Partners Global Long Short Equity Fund - Class I	JNL/Causeway International Value Select Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$12,735,412
Expenses
Asset-based charges	8,274,647	7,030	35,588,619	64,163	405,218	1,658	6,108,324
Total expenses	8,274,647	7,030	35,588,619	64,163	405,218	1,658	6,108,324
Net investment income (loss)	(8,274,647)	(7,030)	(35,588,619)	(64,163)	(405,218)	(1,658)	6,627,088

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	23,595,331
Investments	(22,134,750)	4,796	106,438,142	121,938	(488,278)	(2,811)	(1,834,617)
Net change in unrealized appreciation
(depreciation) on investments	106,449,905	190,948	587,992,720	3,469,124	2,226,090	19,988	42,362,902
Net realized and unrealized gain (loss)	84,315,155	195,744	694,430,862	3,591,062	1,737,812	17,177	64,123,616

Net change in net assets
from operations	$76,040,508	$188,714	$658,842,243	$3,526,899	$1,332,594	$15,519	$70,750,704

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Causeway International Value Select Fund - Class I	JNL/ClearBridge Large Cap Growth Fund - Class A	JNL/ClearBridge Large Cap Growth Fund - Class I	JNL/Crescent High Income Fund - Class A	JNL/Crescent High Income Fund - Class I	JNL/DFA Growth Allocation Fund - Class A	JNL/DFA Growth Allocation Fund - Class I
Assets
Investments, at fair value	$2,138,251	$286,978,268	$8,307,768	$127,010,798	$1,453,319	$200,026,667	$4,873,734
Receivables:
Investments in Fund shares sold	26	205,905	138	398,104	12,469	151,118	60
Investment Division units sold	—	516,856	13,798	128,182	—	556,302	—
Total assets	2,138,277	287,701,029	8,321,704	127,537,084	1,465,788	200,734,087	4,873,794

Liabilities
Payables:
Investments in Fund shares purchased	—	516,856	13,798	128,182	—	556,302	—
Investment Division units redeemed	—	195,887	38	393,842	12,451	144,179	—
Insurance fees due to Jackson	26	10,018	100	4,262	18	6,939	60
Total liabilities	26	722,761	13,936	526,286	12,469	707,420	60
Net assets	$2,138,251	$286,978,268	$8,307,768	$127,010,798	$1,453,319	$200,026,667	$4,873,734

Investments in Funds, shares outstanding	136,892	20,124,703	579,342	11,525,481	132,723	17,348,367	420,875
Investments in Funds, at cost	$2,144,616	$248,377,474	$7,357,327	$122,704,569	$1,411,094	$185,212,404	$4,541,069

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Causeway International Value Select Fund - Class I	JNL/ClearBridge Large Cap Growth Fund - Class A	JNL/ClearBridge Large Cap Growth Fund - Class I	JNL/Crescent High Income Fund - Class A	JNL/Crescent High Income Fund - Class I	JNL/DFA Growth Allocation Fund - Class A	JNL/DFA Growth Allocation Fund - Class I
Investment Income
Dividends	$69,524	$—	$—	$—	$—	$2,403,093	$68,532
Expenses
Asset-based charges	8,922	3,021,068	23,541	1,354,662	5,523	2,324,263	17,731
Total expenses	8,922	3,021,068	23,541	1,354,662	5,523	2,324,263	17,731
Net investment income (loss)	60,602	(3,021,068)	(23,541)	(1,354,662)	(5,523)	78,830	50,801

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	115,744	—	—	—	—	1,951,045	47,964
Investments	(40,086)	9,572,975	126,019	(80,183)	2,902	1,068,046	5,290
Net change in unrealized appreciation
(depreciation) on investments	193,332	46,267,232	1,148,363	9,596,056	115,585	27,893,086	603,673
Net realized and unrealized gain (loss)	268,990	55,840,207	1,274,382	9,515,873	118,487	30,912,177	656,927

Net change in net assets
from operations	$329,592	$52,819,139	$1,250,841	$8,161,211	$112,964	$30,991,007	$707,728

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/DFA International Core Equity Fund - Class A	JNL/DFA International Core Equity Fund - Class I	JNL/DFA Moderate Growth Allocation Fund - Class A	JNL/DFA Moderate Growth Allocation Fund - Class I	JNL/DFA U.S. Core Equity Fund - Class A	JNL/DFA U.S. Core Equity Fund - Class I	JNL/DFA U.S. Small Cap Fund - Class A
Assets
Investments, at fair value	$8,695,471	$231,881	$157,128,686	$5,555,067	$1,167,572,062	$8,424,851	$142,659,744
Receivables:
Investments in Fund shares sold	1,088	3	15,374	66	1,166,703	103	122,250
Investment Division units sold	49,945	—	119,586	—	821,731	114	393,947
Total assets	8,746,504	231,884	157,263,646	5,555,133	1,169,560,496	8,425,068	143,175,941

Liabilities
Payables:
Investments in Fund shares purchased	49,945	—	119,586	—	821,731	114	393,947
Investment Division units redeemed	806	—	9,876	—	1,124,560	—	117,705
Insurance fees due to Jackson	282	3	5,498	66	42,143	103	4,545
Total liabilities	51,033	3	134,960	66	1,988,434	217	516,197
Net assets	$8,695,471	$231,881	$157,128,686	$5,555,067	$1,167,572,062	$8,424,851	$142,659,744

Investments in Funds, shares outstanding	803,648	21,391	13,795,319	484,735	73,156,144	495,871	17,250,271
Investments in Funds, at cost	$8,177,572	$219,299	$147,415,020	$5,204,748	$884,466,070	$7,448,456	$153,457,269

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/DFA International Core Equity Fund - Class A(a)	JNL/DFA International Core Equity Fund - Class I(a)	JNL/DFA Moderate Growth Allocation Fund - Class A	JNL/DFA Moderate Growth Allocation Fund - Class I	JNL/DFA U.S. Core Equity Fund - Class A	JNL/DFA U.S. Core Equity Fund - Class I	JNL/DFA U.S. Small Cap Fund - Class A
Investment Income
Dividends	$—	$—	$2,143,805	$85,010	$—	$—	$559,730
Expenses
Asset-based charges	22,227	158	1,749,721	20,432	14,282,902	28,454	1,268,244
Total expenses	22,227	158	1,749,721	20,432	14,282,902	28,454	1,268,244
Net investment income (loss)	(22,227)	(158)	394,084	64,578	(14,282,902)	(28,454)	(708,514)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	1,459,234	50,267	—	—	10,149,798
Investments	16,574	59	722,906	13,599	39,922,760	51,589	(3,640,455)
Net change in unrealized appreciation
(depreciation) on investments	517,899	12,582	18,149,569	631,501	231,435,560	1,471,553	12,744,672
Net realized and unrealized gain (loss)	534,473	12,641	20,331,709	695,367	271,358,320	1,523,142	19,254,015

Net change in net assets
from operations	$512,246	$12,483	$20,725,793	$759,945	$257,075,418	$1,494,688	$18,545,501

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019. The Statement of Operations is from June 24, 2019 through December 31, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/DFA U.S. Small Cap Fund - Class I	JNL/DoubleLine Core Fixed Income Fund - Class A	JNL/DoubleLine Core Fixed Income Fund - Class I	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I
Assets
Investments, at fair value	$4,924,858	$2,591,296,426	$13,753,802	$45,279,454	$1,627,562	$1,411,536,150	$14,825,473
Receivables:
Investments in Fund shares sold	69	889,388	561	6,600	10,216	393,668	315
Investment Division units sold	—	1,096,810	—	75,978	—	1,181,360	40,580
Total assets	4,924,927	2,593,282,624	13,754,363	45,362,032	1,637,778	1,413,111,178	14,866,368

Liabilities
Payables:
Investments in Fund shares purchased	—	1,096,810	—	75,978	—	1,181,360	40,580
Investment Division units redeemed	10	793,385	399	5,040	10,196	343,508	136
Insurance fees due to Jackson	59	96,003	162	1,560	20	50,160	179
Total liabilities	69	1,986,198	561	82,578	10,216	1,575,028	40,895
Net assets	$4,924,858	$2,591,296,426	$13,753,802	$45,279,454	$1,627,562	$1,411,536,150	$14,825,473

Investments in Funds, shares outstanding	595,509	196,757,511	965,857	3,824,278	139,465	85,032,298	888,817
Investments in Funds, at cost	$5,165,827	$2,512,880,227	$13,682,847	$43,386,740	$1,530,861	$1,244,429,728	$13,242,582

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/DFA U.S. Small Cap Fund - Class I	JNL/DoubleLine Core Fixed Income Fund - Class A	JNL/DoubleLine Core Fixed Income Fund - Class I	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I
Investment Income
Dividends	$40,993	$69,183,982	$337,868	$—	$—	$—	$—
Expenses
Asset-based charges	15,114	35,613,654	35,623	389,284	5,557	14,628,673	45,974
Total expenses	15,114	35,613,654	35,623	389,284	5,557	14,628,673	45,974
Net investment income (loss)	25,879	33,570,328	302,245	(389,284)	(5,557)	(14,628,673)	(45,974)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	342,407	—	—	—	—	—	—
Investments	(78,893)	15,395,048	78,157	620,838	3,332	6,719,130	88,048
Net change in unrealized appreciation
(depreciation) on investments	338,345	112,038,036	111,143	2,122,657	118,170	297,703,761	2,615,844
Net realized and unrealized gain (loss)	601,859	127,433,084	189,300	2,743,495	121,502	304,422,891	2,703,892

Net change in net assets
from operations	$627,738	$161,003,412	$491,545	$2,354,211	$115,945	$289,794,218	$2,657,918

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/DoubleLine Total Return Fund - Class A	JNL/DoubleLine Total Return Fund - Class I	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class A	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I	JNL/FAMCO Flex Core Covered Call Fund - Class A	JNL/FAMCO Flex Core Covered Call Fund - Class I	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class A
Assets
Investments, at fair value	$1,012,628,310	$11,642,944	$48,753,368	$1,128,678	$144,044,030	$930,657	$832,360,988
Receivables:
Investments in Fund shares sold	484,706	260	749,185	13	55,797	11	305,118
Investment Division units sold	1,094,148	23,323	1,200	—	84,326	—	297,267
Total assets	1,014,207,164	11,666,527	49,503,753	1,128,691	144,184,153	930,668	832,963,373

Liabilities
Payables:
Investments in Fund shares purchased	1,094,148	23,323	1,200	—	84,326	—	297,267
Investment Division units redeemed	449,508	119	747,717	—	51,280	—	273,667
Insurance fees due to Jackson	35,198	141	1,468	13	4,517	11	31,451
Total liabilities	1,578,854	23,583	750,385	13	140,123	11	602,385
Net assets	$1,012,628,310	$11,642,944	$48,753,368	$1,128,678	$144,044,030	$930,657	$832,360,988

Investments in Funds, shares outstanding	89,851,669	1,030,349	4,770,388	110,008	11,432,066	73,512	69,305,661
Investments in Funds, at cost	$977,181,274	$11,364,289	$46,284,745	$1,048,651	$134,753,620	$882,305	$820,828,239

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/DoubleLine Total Return Fund - Class A	JNL/DoubleLine Total Return Fund - Class I	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class A	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I	JNL/FAMCO Flex Core Covered Call Fund - Class A	JNL/FAMCO Flex Core Covered Call Fund - Class I	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class A
Investment Income
Dividends	$—	$—	$767,934	$20,206	$—	$—	$14,581,216
Expenses
Asset-based charges	12,188,994	40,791	465,727	4,287	1,598,540	3,610	11,514,812
Total expenses	12,188,994	40,791	465,727	4,287	1,598,540	3,610	11,514,812
Net investment income (loss)	(12,188,994)	(40,791)	302,207	15,919	(1,598,540)	(3,610)	3,066,404

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	5,249,467	219,189	(339,046)	(2,298)	(440,558)	3,861	(495,716)
Net change in unrealized appreciation
(depreciation) on investments	45,952,038	330,463	5,637,410	122,385	27,489,246	148,406	58,858,664
Net realized and unrealized gain (loss)	51,201,505	549,652	5,298,364	120,087	27,048,688	152,267	58,362,948

Net change in net assets
from operations	$39,012,511	$508,861	$5,600,571	$136,006	$25,450,148	$148,657	$61,429,352

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I	JNL/First State Global Infrastructure Fund - Class A	JNL/First State Global Infrastructure Fund - Class I	JNL/FPA + DoubleLine Flexible Allocation Fund - Class A	JNL/FPA + DoubleLine Flexible Allocation Fund - Class I	JNL/Franklin Templeton Global Fund - Class A	JNL/Franklin Templeton Global Fund - Class I
Assets
Investments, at fair value	$3,977,755	$714,400,638	$1,866,877	$1,465,982,671	$1,137,659	$410,746,742	$1,352,352
Receivables:
Investments in Fund shares sold	10,092	450,236	22	1,202,702	64	210,423	16
Investment Division units sold	17,005	347,775	—	342,841	—	175,949	—
Total assets	4,004,852	715,198,649	1,866,899	1,467,528,214	1,137,723	411,133,114	1,352,368

Liabilities
Payables:
Investments in Fund shares purchased	17,005	347,775	—	342,841	—	175,949	—
Investment Division units redeemed	10,044	424,757	—	1,147,688	50	194,824	—
Insurance fees due to Jackson	48	25,479	22	55,014	14	15,599	16
Total liabilities	27,097	798,011	22	1,545,543	64	386,372	16
Net assets	$3,977,755	$714,400,638	$1,866,877	$1,465,982,671	$1,137,659	$410,746,742	$1,352,352

Investments in Funds, shares outstanding	324,980	44,566,478	115,525	110,058,759	84,773	38,567,769	126,152
Investments in Funds, at cost	$3,873,608	$626,409,940	$1,671,574	$1,367,443,593	$1,073,161	$402,528,802	$1,306,171

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I	JNL/First State Global Infrastructure Fund - Class A	JNL/First State Global Infrastructure Fund - Class I	JNL/FPA + DoubleLine Flexible Allocation Fund - Class A	JNL/FPA + DoubleLine Flexible Allocation Fund - Class I	JNL/Franklin Templeton Global Fund - Class A	JNL/Franklin Templeton Global Fund - Class I
Investment Income
Dividends	$73,863	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	12,136	9,286,105	5,766	20,464,527	3,732	5,699,342	3,955
Total expenses	12,136	9,286,105	5,766	20,464,527	3,732	5,699,342	3,955
Net investment income (loss)	61,727	(9,286,105)	(5,766)	(20,464,527)	(3,732)	(5,699,342)	(3,955)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	17,940	8,936,154	32,897	346,284	(887)	(4,827,774)	(4,257)
Net change in unrealized appreciation
(depreciation) on investments	125,698	158,885,744	262,219	282,299,404	149,436	60,455,346	153,211
Net realized and unrealized gain (loss)	143,638	167,821,898	295,116	282,645,688	148,549	55,627,572	148,954

Net change in net assets
from operations	$205,365	$158,535,793	$289,350	$262,181,161	$144,817	$49,928,230	$144,999

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Franklin Templeton Global Multisector Bond Fund - Class A	JNL/Franklin Templeton Global Multisector Bond Fund - Class I	JNL/Franklin Templeton Growth Allocation Fund - Class A	JNL/Franklin Templeton Growth Allocation Fund - Class I	JNL/Franklin Templeton Income Fund - Class A	JNL/Franklin Templeton Income Fund - Class I	JNL/Franklin Templeton International Small Cap Fund - Class A
Assets
Investments, at fair value	$579,354,856	$2,786,553	$1,137,251,174	$1,435,876	$1,723,946,698	$3,182,021	$555,346,801
Receivables:
Investments in Fund shares sold	306,860	33	584,669	16	666,795	108	417,841
Investment Division units sold	160,473	—	59,707	—	779,198	—	161,292
Total assets	579,822,189	2,786,586	1,137,895,550	1,435,892	1,725,392,691	3,182,129	555,925,934

Liabilities
Payables:
Investments in Fund shares purchased	160,473	—	59,707	—	779,198	—	161,292
Investment Division units redeemed	286,093	—	541,190	—	603,265	69	397,545
Insurance fees due to Jackson	20,767	33	43,479	16	63,530	39	20,296
Total liabilities	467,333	33	644,376	16	1,445,993	108	579,133
Net assets	$579,354,856	$2,786,553	$1,137,251,174	$1,435,876	$1,723,946,698	$3,182,021	$555,346,801

Investments in Funds, shares outstanding	58,758,099	279,774	76,376,842	95,789	135,743,835	261,464	56,610,275
Investments in Funds, at cost	$641,377,941	$3,016,761	$839,477,238	$1,342,774	$1,545,558,550	$3,001,941	$557,810,956

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Franklin Templeton Global Multisector Bond Fund - Class A	JNL/Franklin Templeton Global Multisector Bond Fund - Class I	JNL/Franklin Templeton Growth Allocation Fund - Class A	JNL/Franklin Templeton Growth Allocation Fund - Class I	JNL/Franklin Templeton Income Fund - Class A	JNL/Franklin Templeton Income Fund - Class I	JNL/Franklin Templeton International Small Cap Fund - Class A
Investment Income
Dividends	$56,456,479	$250,141	$—	$—	$—	$—	$3,227,648
Expenses
Asset-based charges	8,112,513	8,967	15,931,412	5,318	22,960,255	10,200	7,292,020
Total expenses	8,112,513	8,967	15,931,412	5,318	22,960,255	10,200	7,292,020
Net investment income (loss)	48,343,966	241,174	(15,931,412)	(5,318)	(22,960,255)	(10,200)	(4,064,372)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	13,014,897
Investments	(3,703,251)	(4,367)	48,080,807	794	19,147,971	7,455	(6,696,830)
Net change in unrealized appreciation
(depreciation) on investments	(46,973,847)	(240,949)	136,642,117	203,120	232,601,906	291,462	81,753,283
Net realized and unrealized gain (loss)	(50,677,098)	(245,316)	184,722,924	203,914	251,749,877	298,917	88,071,350

Net change in net assets
from operations	$(2,333,132)	$(4,142)	$168,791,512	$198,596	$228,789,622	$288,717	$84,006,978

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Franklin Templeton International Small Cap Fund - Class I	JNL/Franklin Templeton Mutual Shares Fund - Class A	JNL/Franklin Templeton Mutual Shares Fund - Class I	JNL/Goldman Sachs Emerging Markets Debt Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class I	JNL/Harris Oakmark Global Equity Fund - Class A
Assets
Investments, at fair value	$2,243,585	$586,356,805	$1,391,357	$111,858,542	$77,122,871	$3,197,659	$427,770,420
Receivables:
Investments in Fund shares sold	27	306,465	16	30,505	37,955	10,789	169,659
Investment Division units sold	—	36,253	—	37,986	98,956	—	64,774
Total assets	2,243,612	586,699,523	1,391,373	111,927,033	77,259,782	3,208,448	428,004,853

Liabilities
Payables:
Investments in Fund shares purchased	—	36,253	—	37,986	98,956	—	64,774
Investment Division units redeemed	—	284,131	—	26,638	35,220	10,750	155,212
Insurance fees due to Jackson	27	22,334	16	3,867	2,735	39	14,447
Total liabilities	27	342,718	16	68,491	136,911	10,789	234,433
Net assets	$2,243,585	$586,356,805	$1,391,357	$111,858,542	$77,122,871	$3,197,659	$427,770,420

Investments in Funds, shares outstanding	225,940	47,210,693	110,513	9,407,783	7,154,255	294,715	38,888,220
Investments in Funds, at cost	$2,257,980	$504,042,662	$1,240,364	$110,597,070	$71,763,843	$2,935,186	$443,848,240

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Franklin Templeton International Small Cap Fund - Class I	JNL/Franklin Templeton Mutual Shares Fund - Class A	JNL/Franklin Templeton Mutual Shares Fund - Class I	JNL/Goldman Sachs Emerging Markets Debt Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class I	JNL/Harris Oakmark Global Equity Fund - Class A
Investment Income
Dividends	$20,315	$—	$—	$—	$287,458	$12,997	$6,261,748
Expenses
Asset-based charges	8,060	7,929,880	4,387	1,467,846	569,629	10,451	5,078,980
Total expenses	8,060	7,929,880	4,387	1,467,846	569,629	10,451	5,078,980
Net investment income (loss)	12,255	(7,929,880)	(4,387)	(1,467,846)	(282,171)	2,546	1,182,768

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	51,041	—	—	—	—	—	21,095,576
Investments	(16,757)	6,929,399	2,227	(1,376,383)	488,274	25,055	(10,923,954)
Net change in unrealized appreciation
(depreciation) on investments	238,930	109,581,424	200,885	15,711,006	6,256,277	386,172	83,542,821
Net realized and unrealized gain (loss)	273,214	116,510,823	203,112	14,334,623	6,744,551	411,227	93,714,443

Net change in net assets
from operations	$285,469	$108,580,943	$198,725	$12,866,777	$6,462,380	$413,773	$94,897,211

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Harris Oakmark Global Equity Fund - Class I	JNL/Heitman U.S. Focused Real Estate Fund - Class A	JNL/Heitman U.S. Focused Real Estate Fund - Class I	JNL/Invesco China-India Fund - Class A	JNL/Invesco China-India Fund - Class I	JNL/Invesco Diversified Dividend Fund - Class A	JNL/Invesco Diversified Dividend Fund - Class I
Assets
Investments, at fair value	$3,510,894	$30,837,834	$641,242	$500,272,434	$1,251,286	$97,997,820	$2,327,810
Receivables:
Investments in Fund shares sold	43	62,223	8	153,365	15	11,354	187
Investment Division units sold	—	73,013	—	244,181	928	50,841	—
Total assets	3,510,937	30,973,070	641,250	500,669,980	1,252,229	98,060,015	2,327,997

Liabilities
Payables:
Investments in Fund shares purchased	—	73,013	—	244,181	928	50,841	—
Investment Division units redeemed	1	61,112	—	134,870	—	7,878	158
Insurance fees due to Jackson	42	1,111	8	18,495	15	3,476	29
Total liabilities	43	135,236	8	397,546	943	62,195	187
Net assets	$3,510,894	$30,837,834	$641,242	$500,272,434	$1,251,286	$97,997,820	$2,327,810

Investments in Funds, shares outstanding	318,882	2,644,754	54,760	52,882,921	131,025	8,514,146	200,846
Investments in Funds, at cost	$3,485,805	$29,882,211	$608,555	$459,740,284	$1,202,243	$89,974,931	$2,133,359

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Harris Oakmark Global Equity Fund - Class I	JNL/Heitman U.S. Focused Real Estate Fund - Class A	JNL/Heitman U.S. Focused Real Estate Fund - Class I	JNL/Invesco China-India Fund - Class A	JNL/Invesco China-India Fund - Class I	JNL/Invesco Diversified Dividend Fund - Class A	JNL/Invesco Diversified Dividend Fund - Class I
Investment Income
Dividends	$54,692	$233,378	$3,919	$1,010,854	$5,789	$1,797,710	$37,422
Expenses
Asset-based charges	11,246	215,125	1,369	6,671,053	3,737	923,038	6,681
Total expenses	11,246	215,125	1,369	6,671,053	3,737	923,038	6,681
Net investment income (loss)	43,446	18,253	2,550	(5,660,199)	2,052	874,672	30,741

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	149,171	—	—	22,882,255	47,424	505,752	10,071
Investments	(46,387)	554,127	5,557	8,611,070	13,714	898,108	7,098
Net change in unrealized appreciation
(depreciation) on investments	470,601	1,145,928	34,236	34,643,466	62,048	11,280,405	250,634
Net realized and unrealized gain (loss)	573,385	1,700,055	39,793	66,136,791	123,186	12,684,265	267,803

Net change in net assets
from operations	$616,831	$1,718,308	$42,343	$60,476,592	$125,238	$13,558,937	$298,544

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Invesco Global Real Estate Fund - Class A	JNL/Invesco Global Real Estate Fund - Class I	JNL/Invesco International Growth Fund - Class A	JNL/Invesco International Growth Fund - Class I	JNL/Invesco Small Cap Growth Fund - Class A	JNL/Invesco Small Cap Growth Fund - Class I	JNL/JPMorgan Global Allocation Fund - Class A
Assets
Investments, at fair value	$1,111,643,185	$2,436,792	$855,463,438	$2,824,515	$1,660,791,182	$8,209,342	$33,778,558
Receivables:
Investments in Fund shares sold	573,410	30	1,516,368	6,585	1,274,763	255	1,400
Investment Division units sold	130,830	440	814,747	—	524,168	1,710	1,318
Total assets	1,112,347,425	2,437,262	857,794,553	2,831,100	1,662,590,113	8,211,307	33,781,276

Liabilities
Payables:
Investments in Fund shares purchased	130,830	440	814,747	—	524,168	1,710	1,318
Investment Division units redeemed	532,644	—	1,485,280	6,551	1,214,502	156	415
Insurance fees due to Jackson	40,766	30	31,088	34	60,261	99	985
Total liabilities	704,240	470	2,331,115	6,585	1,798,931	1,965	2,718
Net assets	$1,111,643,185	$2,436,792	$855,463,438	$2,824,515	$1,660,791,182	$8,209,342	$33,778,558

Investments in Funds, shares outstanding	102,173,087	219,729	61,544,132	191,753	61,946,706	293,086	2,726,276
Investments in Funds, at cost	$1,020,670,680	$2,296,991	$772,728,230	$2,719,615	$1,393,046,378	$7,912,055	$29,276,128

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Invesco Global Real Estate Fund - Class A	JNL/Invesco Global Real Estate Fund - Class I	JNL/Invesco International Growth Fund - Class A	JNL/Invesco International Growth Fund - Class I	JNL/Invesco Small Cap Growth Fund - Class A	JNL/Invesco Small Cap Growth Fund - Class I	JNL/JPMorgan Global Allocation Fund - Class A(a)
Investment Income
Dividends	$—	$—	$14,134,914	$48,421	$—	$—	$—
Expenses
Asset-based charges	15,062,612	4,906	11,093,737	10,379	21,552,488	34,173	310,837
Total expenses	15,062,612	4,906	11,093,737	10,379	21,552,488	34,173	310,837
Net investment income (loss)	(15,062,612)	(4,906)	3,041,177	38,042	(21,552,488)	(34,173)	(310,837)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	46,773,870	134,286	—	—	—
Investments	5,347,181	10,586	14,348,808	5,346	46,166,559	(158,129)	696,030
Net change in unrealized appreciation
(depreciation) on investments	219,782,133	154,235	128,645,550	373,184	299,152,542	1,745,849	4,214,218
Net realized and unrealized gain (loss)	225,129,314	164,821	189,768,228	512,816	345,319,101	1,587,720	4,910,248

Net change in net assets
from operations	$210,066,702	$159,915	$192,809,405	$550,858	$323,766,613	$1,553,547	$4,599,411

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019. The Statement of Operations is from June 24, 2019 through December 31, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/JPMorgan Global Allocation Fund - Class I	JNL/JPMorgan Hedged Equity Fund - Class A	JNL/JPMorgan Hedged Equity Fund - Class I	JNL/JPMorgan MidCap Growth Fund - Class A	JNL/JPMorgan MidCap Growth Fund - Class I	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class A	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I
Assets
Investments, at fair value	$21,480	$74,524,974	$3,568,170	$1,982,072,759	$14,393,904	$902,107,425	$9,004,923
Receivables:
Investments in Fund shares sold	—	18,620	43	3,467,074	12,641	753,522	108
Investment Division units sold	—	114,150	—	797,503	—	1,219,222	—
Total assets	21,480	74,657,744	3,568,213	1,986,337,336	14,406,545	904,080,169	9,005,031

Liabilities
Payables:
Investments in Fund shares purchased	—	114,150	—	797,503	—	1,219,222	—
Investment Division units redeemed	—	16,005	—	3,395,831	12,466	721,247	—
Insurance fees due to Jackson	—	2,615	43	71,243	175	32,275	108
Total liabilities	—	132,770	43	4,264,577	12,641	1,972,744	108
Net assets	$21,480	$74,524,974	$3,568,170	$1,982,072,759	$14,393,904	$902,107,425	$9,004,923

Investments in Funds, shares outstanding	1,725	7,010,816	334,725	47,922,455	336,936	66,723,922	631,039
Investments in Funds, at cost	$20,455	$70,439,275	$3,404,149	$1,591,869,070	$12,895,621	$886,036,465	$8,754,296

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/JPMorgan Global Allocation Fund - Class I(a)	JNL/JPMorgan Hedged Equity Fund - Class A	JNL/JPMorgan Hedged Equity Fund - Class I	JNL/JPMorgan MidCap Growth Fund - Class A	JNL/JPMorgan MidCap Growth Fund - Class I	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class A	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I
Investment Income
Dividends	$—	$781	$38	$—	$—	$—	$—
Expenses
Asset-based charges	39	634,831	7,729	22,726,697	44,669	11,093,142	28,240
Total expenses	39	634,831	7,729	22,726,697	44,669	11,093,142	28,240
Net investment income (loss)	(39)	(634,050)	(7,691)	(22,726,697)	(44,669)	(11,093,142)	(28,240)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	1,046,622	40,196	—	—	—	—
Investments	148	466,870	3,668	48,717,490	210,051	(376,624)	114,422
Net change in unrealized appreciation
(depreciation) on investments	1,025	4,437,701	191,122	492,177,525	2,720,648	50,383,298	249,203
Net realized and unrealized gain (loss)	1,173	5,951,193	234,986	540,895,015	2,930,699	50,006,674	363,625

Net change in net assets
from operations	$1,134	$5,317,143	$227,295	$518,168,318	$2,886,030	$38,913,532	$335,385

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019. The Statement of Operations is from June 24, 2019 through December 31, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Lazard Emerging Markets Fund - Class A	JNL/Lazard Emerging Markets Fund - Class I	JNL/Lazard International Strategic Equity Fund - Class A	JNL/Lazard International Strategic Equity Fund - Class I	JNL/Loomis Sayles Global Growth Fund - Class A	JNL/Mellon Bond Index Fund - Class A	JNL/Mellon Bond Index Fund - Class I
Assets
Investments, at fair value	$392,405,072	$5,455,312	$78,109,859	$1,716,818	$3,473,093	$855,248,857	$5,421,957
Receivables:
Investments in Fund shares sold	397,210	93	9,369	60	2,250	243,592	65
Investment Division units sold	164,012	1,000	16,365	—	—	1,556,527	—
Total assets	392,966,294	5,456,405	78,135,593	1,716,878	3,475,343	857,048,976	5,422,022

Liabilities
Payables:
Investments in Fund shares purchased	164,012	1,000	16,365	—	—	1,556,527	—
Investment Division units redeemed	383,451	28	6,974	39	2,171	212,995	—
Insurance fees due to Jackson	13,759	65	2,395	21	79	30,597	65
Total liabilities	561,222	1,093	25,734	60	2,250	1,800,119	65
Net assets	$392,405,072	$5,455,312	$78,109,859	$1,716,818	$3,473,093	$855,248,857	$5,421,957

Investments in Funds, shares outstanding	36,984,455	513,200	5,416,772	118,811	300,961	70,916,157	432,718
Investments in Funds, at cost	$374,042,271	$5,258,675	$68,062,278	$1,598,588	$3,187,200	$839,664,428	$5,361,748

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Lazard Emerging Markets Fund - Class A	JNL/Lazard Emerging Markets Fund - Class I	JNL/Lazard International Strategic Equity Fund - Class A	JNL/Lazard International Strategic Equity Fund - Class I	JNL/Loomis Sayles Global Growth Fund - Class A	JNL/Mellon Bond Index Fund - Class A	JNL/Mellon Bond Index Fund - Class I
Investment Income
Dividends	$7,561,188	$112,616	$153,538	$7,084	$4,757	$18,911,191	$118,710
Expenses
Asset-based charges	4,815,838	18,102	762,744	5,419	18,172	10,810,006	15,378
Total expenses	4,815,838	18,102	762,744	5,419	18,172	10,810,006	15,378
Net investment income (loss)	2,745,350	94,514	(609,206)	1,665	(13,415)	8,101,185	103,332

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	476,095	10,512	—	—	—
Investments	(2,522,133)	(43,795)	1,301,476	3,957	49,352	1,802,991	38,529
Net change in unrealized appreciation
(depreciation) on investments	54,516,879	614,567	11,589,938	194,700	323,555	40,456,854	75,635
Net realized and unrealized gain (loss)	51,994,746	570,772	13,367,509	209,169	372,907	42,259,845	114,164

Net change in net assets
from operations	$54,740,096	$665,286	$12,758,303	$210,834	$359,492	$50,361,030	$217,496

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon Communication Services Sector Fund - Class A	JNL/Mellon Communication Services Sector Fund - Class I	JNL/Mellon Consumer Discretionary Sector Fund - Class A	JNL/Mellon Consumer Discretionary Sector Fund - Class I	JNL/Mellon Consumer Staples Sector Fund - Class A	JNL/Mellon Consumer Staples Sector Fund - Class I	JNL/Mellon Dow Index Fund - Class A
Assets
Investments, at fair value	$145,443,757	$1,284,026	$1,217,410,398	$4,508,516	$143,890,295	$1,460,563	$997,657,270
Receivables:
Investments in Fund shares sold	37,248	22	762,075	82	114,450	18	598,493
Investment Division units sold	30,987	—	360,359	—	18,168	—	261,908
Total assets	145,511,992	1,284,048	1,218,532,832	4,508,598	144,022,913	1,460,581	998,517,671

Liabilities
Payables:
Investments in Fund shares purchased	30,987	—	360,359	—	18,168	—	261,908
Investment Division units redeemed	32,040	7	717,479	28	109,301	—	560,965
Insurance fees due to Jackson	5,208	15	44,596	54	5,149	18	37,528
Total liabilities	68,235	22	1,122,434	82	132,618	18	860,401
Net assets	$145,443,757	$1,284,026	$1,217,410,398	$4,508,516	$143,890,295	$1,460,563	$997,657,270

Investments in Funds, shares outstanding	10,065,312	95,184	47,854,182	173,205	11,813,653	119,132	30,186,302
Investments in Funds, at cost	$133,437,700	$1,187,511	$957,658,623	$4,032,396	$129,665,834	$1,312,937	$708,550,247

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon Communication Services Sector Fund - Class A	JNL/Mellon Communication Services Sector Fund - Class I	JNL/Mellon Consumer Discretionary Sector Fund - Class A	JNL/Mellon Consumer Discretionary Sector Fund - Class I	JNL/Mellon Consumer Staples Sector Fund - Class A	JNL/Mellon Consumer Staples Sector Fund - Class I	JNL/Mellon Dow Index Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	1,802,797	3,997	15,985,962	15,574	1,226,037	3,989	12,630,929
Total expenses	1,802,797	3,997	15,985,962	15,574	1,226,037	3,989	12,630,929
Net investment income (loss)	(1,802,797)	(3,997)	(15,985,962)	(15,574)	(1,226,037)	(3,989)	(12,630,929)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	90,135	(1,209)	49,720,722	46,367	1,872,269	14,046	64,084,742
Net change in unrealized appreciation
(depreciation) on investments	29,450,150	158,004	224,696,950	710,316	17,809,654	168,846	130,009,692
Net realized and unrealized gain (loss)	29,540,285	156,795	274,417,672	756,683	19,681,923	182,892	194,094,434

Net change in net assets
from operations	$27,737,488	$152,798	$258,431,710	$741,109	$18,455,886	$178,903	$181,463,505

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon Dow Index Fund - Class I	JNL/Mellon Emerging Markets Index Fund - Class A	JNL/Mellon Emerging Markets Index Fund - Class I	JNL/Mellon Energy Sector Fund - Class A	JNL/Mellon Energy Sector Fund - Class I	JNL/Mellon Equity Income Fund - Class A	JNL/Mellon Equity Income Fund - Class I
Assets
Investments, at fair value	$6,273,846	$1,090,071,742	$8,270,589	$995,708,482	$3,543,896	$214,116,381	$2,460,789
Receivables:
Investments in Fund shares sold	186	646,856	164	654,510	44	226,854	30
Investment Division units sold	—	922,945	1,665	319,251	596	34,000	—
Total assets	6,274,032	1,091,641,543	8,272,418	996,682,243	3,544,536	214,377,235	2,460,819

Liabilities
Payables:
Investments in Fund shares purchased	—	922,945	1,665	319,251	596	34,000	—
Investment Division units redeemed	112	606,641	65	617,529	1	220,435	—
Insurance fees due to Jackson	74	40,215	99	36,981	43	6,419	30
Total liabilities	186	1,569,801	1,829	973,761	640	260,854	30
Net assets	$6,273,846	$1,090,071,742	$8,270,589	$995,708,482	$3,543,896	$214,116,381	$2,460,789

Investments in Funds, shares outstanding	188,291	96,466,526	728,045	45,507,700	158,635	11,649,422	133,160
Investments in Funds, at cost	$5,594,388	$991,359,990	$7,880,822	$1,180,446,171	$3,732,272	$182,956,296	$2,239,837

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon Dow Index Fund - Class I	JNL/Mellon Emerging Markets Index Fund - Class A	JNL/Mellon Emerging Markets Index Fund - Class I	JNL/Mellon Energy Sector Fund - Class A	JNL/Mellon Energy Sector Fund - Class I	JNL/Mellon Equity Income Fund - Class A	JNL/Mellon Equity Income Fund - Class I
Investment Income
Dividends	$—	$21,581,035	$179,559	$—	$—	$—	$—
Expenses
Asset-based charges	17,784	14,437,044	28,090	14,330,164	9,769	2,093,964	7,624
Total expenses	17,784	14,437,044	28,090	14,330,164	9,769	2,093,964	7,624
Net investment income (loss)	(17,784)	7,143,991	151,469	(14,330,164)	(9,769)	(2,093,964)	(7,624)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	41,752	7,511,709	(44,952)	(55,863,170)	(133,114)	3,780,511	(3,917)
Net change in unrealized appreciation
(depreciation) on investments	759,446	142,069,691	912,761	141,837,178	263,847	43,207,570	417,965
Net realized and unrealized gain (loss)	801,198	149,581,400	867,809	85,974,008	130,733	46,988,081	414,048

Net change in net assets
from operations	$783,414	$156,725,391	$1,019,278	$71,643,844	$120,964	$44,894,117	$406,424

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon Financial Sector Fund - Class A	JNL/Mellon Financial Sector Fund - Class I	JNL/Mellon Healthcare Sector Fund - Class A	JNL/Mellon Healthcare Sector Fund - Class I	JNL/Mellon Index 5 Fund - Class A	JNL/Mellon Index 5 Fund - Class I	JNL/Mellon Industrials Sector Fund - Class A
Assets
Investments, at fair value	$1,233,577,333	$5,262,431	$3,047,855,514	$12,722,878	$1,256,259,349	$1,168,841	$72,386,646
Receivables:
Investments in Fund shares sold	905,832	468	1,567,662	495	520,251	14	36,737
Investment Division units sold	686,016	—	745,210	—	110,491	—	45,892
Total assets	1,235,169,181	5,262,899	3,050,168,386	12,723,373	1,256,890,091	1,168,855	72,469,275

Liabilities
Payables:
Investments in Fund shares purchased	686,016	—	745,210	—	110,491	—	45,892
Investment Division units redeemed	860,551	404	1,455,568	342	473,185	—	34,158
Insurance fees due to Jackson	45,281	64	112,094	153	47,066	14	2,579
Total liabilities	1,591,848	468	2,312,872	495	630,742	14	82,629
Net assets	$1,233,577,333	$5,262,431	$3,047,855,514	$12,722,878	$1,256,259,349	$1,168,841	$72,386,646

Investments in Funds, shares outstanding	81,693,863	346,213	95,694,051	395,858	76,788,469	70,925	6,098,285
Investments in Funds, at cost	$994,547,580	$4,748,145	$2,381,320,496	$11,193,784	$1,003,748,479	$1,069,525	$66,868,549

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon Financial Sector Fund - Class A	JNL/Mellon Financial Sector Fund - Class I	JNL/Mellon Healthcare Sector Fund - Class A	JNL/Mellon Healthcare Sector Fund - Class I	JNL/Mellon Index 5 Fund - Class A	JNL/Mellon Index 5 Fund - Class I	JNL/Mellon Industrials Sector Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	15,717,859	19,893	39,063,217	40,197	14,268,081	4,921	744,904
Total expenses	15,717,859	19,893	39,063,217	40,197	14,268,081	4,921	744,904
Net investment income (loss)	(15,717,859)	(19,893)	(39,063,217)	(40,197)	(14,268,081)	(4,921)	(744,904)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	32,234,595	(19,491)	90,089,948	27,444	34,135,429	1,650	924,936
Net change in unrealized appreciation
(depreciation) on investments	280,880,345	1,200,187	470,132,868	1,891,312	154,759,762	191,352	9,987,343
Net realized and unrealized gain (loss)	313,114,940	1,180,696	560,222,816	1,918,756	188,895,191	193,002	10,912,279

Net change in net assets
from operations	$297,397,081	$1,160,803	$521,159,599	$1,878,559	$174,627,110	$188,081	$10,167,375

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon Industrials Sector Fund - Class I	JNL/Mellon Information Technology Sector Fund - Class A	JNL/Mellon Information Technology Sector Fund - Class I	JNL/Mellon International Index Fund - Class A	JNL/Mellon International Index Fund - Class I	JNL/Mellon Materials Sector Fund - Class A	JNL/Mellon Materials Sector Fund - Class I
Assets
Investments, at fair value	$1,052,167	$3,166,557,879	$21,560,004	$1,406,188,317	$11,708,123	$23,081,551	$570,344
Receivables:
Investments in Fund shares sold	14	1,524,120	582	602,789	346	14,928	7
Investment Division units sold	—	3,682,523	—	488,003	—	26,553	—
Total assets	1,052,181	3,171,764,522	21,560,586	1,407,279,109	11,708,469	23,123,032	570,351

Liabilities
Payables:
Investments in Fund shares purchased	—	3,682,523	—	488,003	—	26,553	—
Investment Division units redeemed	1	1,407,832	321	551,877	205	14,103	—
Insurance fees due to Jackson	13	116,288	261	50,912	141	825	7
Total liabilities	14	5,206,643	582	1,090,792	346	41,481	7
Net assets	$1,052,167	$3,166,557,879	$21,560,004	$1,406,188,317	$11,708,123	$23,081,551	$570,344

Investments in Funds, shares outstanding	87,974	143,024,294	950,199	101,897,704	810,812	2,163,219	53,105
Investments in Funds, at cost	$946,962	$1,990,767,564	$17,678,144	$1,379,207,188	$11,725,042	$21,832,298	$536,024

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon Industrials Sector Fund - Class I	JNL/Mellon Information Technology Sector Fund - Class A	JNL/Mellon Information Technology Sector Fund - Class I	JNL/Mellon International Index Fund - Class A	JNL/Mellon International Index Fund - Class I	JNL/Mellon Materials Sector Fund - Class A	JNL/Mellon Materials Sector Fund - Class I
Investment Income
Dividends	$—	$—	$—	$36,047,459	$299,394	$—	$—
Expenses
Asset-based charges	3,771	36,801,609	60,814	18,050,891	38,185	260,592	2,016
Total expenses	3,771	36,801,609	60,814	18,050,891	38,185	260,592	2,016
Net investment income (loss)	(3,771)	(36,801,609)	(60,814)	17,996,568	261,209	(260,592)	(2,016)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	28,319,024	209,723	—	—
Investments	15,268	191,834,021	321,418	(7,343,118)	(100,368)	(422,792)	177
Net change in unrealized appreciation
(depreciation) on investments	179,154	845,862,553	4,766,296	200,819,399	1,239,319	4,205,877	90,135
Net realized and unrealized gain (loss)	194,422	1,037,696,574	5,087,714	221,795,305	1,348,674	3,783,085	90,312

Net change in net assets
from operations	$190,651	$1,000,894,965	$5,026,900	$239,791,873	$1,609,883	$3,522,493	$88,296

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon MSCI KLD 400 Social Index Fund - Class A	JNL/Mellon MSCI KLD 400 Social Index Fund - Class I	JNL/Mellon MSCI World Index Fund - Class A	JNL/Mellon MSCI World Index Fund - Class I	JNL/Mellon Nasdaq® 100 Index Fund - Class A	JNL/Mellon Nasdaq® 100 Index Fund - Class I	JNL/Mellon Real Estate Sector Fund - Class A
Assets
Investments, at fair value	$59,621,514	$381,799	$359,890,388	$2,826,519	$3,171,091,752	$26,141,548	$157,669,304
Receivables:
Investments in Fund shares sold	9,653	5	195,191	34	1,973,832	3,801	160,947
Investment Division units sold	4,399	—	52,298	—	1,254,207	—	244,085
Total assets	59,635,566	381,804	360,137,877	2,826,553	3,174,319,791	26,145,349	158,074,336

Liabilities
Payables:
Investments in Fund shares purchased	4,399	—	52,298	—	1,254,207	—	244,085
Investment Division units redeemed	7,667	—	181,325	—	1,857,881	3,488	155,275
Insurance fees due to Jackson	1,986	5	13,866	34	115,951	313	5,672
Total liabilities	14,052	5	247,489	34	3,228,039	3,801	405,032
Net assets	$59,621,514	$381,799	$359,890,388	$2,826,519	$3,171,091,752	$26,141,548	$157,669,304

Investments in Funds, shares outstanding	4,323,533	27,547	13,091,684	102,410	101,670,143	1,271,476	12,715,266
Investments in Funds, at cost	$50,913,507	$343,020	$297,089,312	$2,666,766	$2,300,562,417	$22,335,282	$144,405,325

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon MSCI KLD 400 Social Index Fund - Class A	JNL/Mellon MSCI KLD 400 Social Index Fund - Class I	JNL/Mellon MSCI World Index Fund - Class A	JNL/Mellon MSCI World Index Fund - Class I	JNL/Mellon Nasdaq® 100 Index Fund - Class A	JNL/Mellon Nasdaq® 100 Index Fund - Class I	JNL/Mellon Real Estate Sector Fund - Class A
Investment Income
Dividends	$—	$—	$6,046,257	$54,557	$—	$—	$—
Expenses
Asset-based charges	492,330	1,001	4,753,444	9,941	37,104,619	76,269	1,629,557
Total expenses	492,330	1,001	4,753,444	9,941	37,104,619	76,269	1,629,557
Net investment income (loss)	(492,330)	(1,001)	1,292,813	44,616	(37,104,619)	(76,269)	(1,629,557)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	1,952,316	14,931	—	—	—
Investments	401,224	3,123	8,885,001	(39,360)	123,396,215	629,012	5,679,539
Net change in unrealized appreciation
(depreciation) on investments	10,027,231	54,175	63,167,393	487,018	755,854,105	5,059,605	15,446,821
Net realized and unrealized gain (loss)	10,428,455	57,298	74,004,710	462,589	879,250,320	5,688,617	21,126,360

Net change in net assets
from operations	$9,936,125	$56,297	$75,297,523	$507,205	$842,145,701	$5,612,348	$19,496,803

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon Real Estate Sector Fund - Class I	JNL/Mellon S&P 1500 Growth Index Fund - Class A	JNL/Mellon S&P 1500 Growth Index Fund - Class I	JNL/Mellon S&P 1500 Value Index Fund - Class A	JNL/Mellon S&P 1500 Value Index Fund - Class I	JNL/Mellon S&P 400 MidCap Index Fund - Class A	JNL/Mellon S&P 400 MidCap Index Fund - Class I
Assets
Investments, at fair value	$4,041,406	$134,419,716	$4,726,824	$98,490,296	$4,706,238	$2,688,525,072	$21,703,855
Receivables:
Investments in Fund shares sold	608	28,879	549	89,668	236	2,322,906	682
Investment Division units sold	—	174,674	—	183,007	—	1,940,630	—
Total assets	4,042,014	134,623,269	4,727,373	98,762,971	4,706,474	2,692,788,608	21,704,537

Liabilities
Payables:
Investments in Fund shares purchased	—	174,674	—	183,007	—	1,940,630	—
Investment Division units redeemed	559	24,068	493	86,112	181	2,225,306	421
Insurance fees due to Jackson	49	4,811	56	3,556	55	97,600	261
Total liabilities	608	203,553	549	272,675	236	4,263,536	682
Net assets	$4,041,406	$134,419,716	$4,726,824	$98,490,296	$4,706,238	$2,688,525,072	$21,703,855

Investments in Funds, shares outstanding	324,611	9,768,875	340,795	7,847,832	372,329	119,596,311	943,236
Investments in Funds, at cost	$3,593,226	$119,731,822	$4,211,139	$87,458,938	$4,214,577	$2,322,520,077	$20,259,356

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon Real Estate Sector Fund - Class I	JNL/Mellon S&P 1500 Growth Index Fund - Class A	JNL/Mellon S&P 1500 Growth Index Fund - Class I	JNL/Mellon S&P 1500 Value Index Fund - Class A	JNL/Mellon S&P 1500 Value Index Fund - Class I	JNL/Mellon S&P 400 MidCap Index Fund - Class A	JNL/Mellon S&P 400 MidCap Index Fund - Class I
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	13,971	1,359,123	11,966	753,406	11,123	34,198,566	66,433
Total expenses	13,971	1,359,123	11,966	753,406	11,123	34,198,566	66,433
Net investment income (loss)	(13,971)	(1,359,123)	(11,966)	(753,406)	(11,123)	(34,198,566)	(66,433)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	144,738	(2,034,790)	20,141	747,600	12,873	33,376,489	(13,722)
Net change in unrealized appreciation
(depreciation) on investments	507,496	28,953,310	634,887	14,132,254	588,321	534,760,695	3,107,081
Net realized and unrealized gain (loss)	652,234	26,918,520	655,028	14,879,854	601,194	568,137,184	3,093,359

Net change in net assets
from operations	$638,263	$25,559,397	$643,062	$14,126,448	$590,071	$533,938,618	$3,026,926

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Mellon S&P 500 Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class I	JNL/Mellon Utilities Sector Fund - Class A	JNL/Mellon Utilities Sector Fund - Class I	JNL/MFS Mid Cap Value Fund - Class A	JNL/MFS Mid Cap Value Fund - Class I
Assets
Investments, at fair value	$8,185,612,688	$2,137,359,054	$18,393,899	$325,692,778	$4,443,782	$1,132,599,603	$5,864,749
Receivables:
Investments in Fund shares sold	3,460,219	1,016,335	8,816	359,958	61	610,643	13,213
Investment Division units sold	9,188,075	894,055	—	138,814	—	446,148	—
Total assets	8,198,260,982	2,139,269,444	18,402,715	326,191,550	4,443,843	1,133,656,394	5,877,962

Liabilities
Payables:
Investments in Fund shares purchased	9,188,075	894,055	—	138,814	—	446,148	—
Investment Division units redeemed	3,163,298	938,182	8,595	348,588	7	567,682	13,142
Insurance fees due to Jackson	296,921	78,153	221	11,370	54	42,961	71
Total liabilities	12,648,294	1,910,390	8,816	498,772	61	1,056,791	13,213
Net assets	$8,185,612,688	$2,137,359,054	$18,393,899	$325,692,778	$4,443,782	$1,132,599,603	$5,864,749

Investments in Funds, shares outstanding	338,528,234	109,495,853	920,616	20,166,735	273,632	85,933,202	440,296
Investments in Funds, at cost	$6,471,518,065	$1,933,870,427	$17,882,551	$294,881,903	$4,104,967	$1,002,813,476	$5,256,346

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Mellon S&P 500 Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class I	JNL/Mellon Utilities Sector Fund - Class A	JNL/Mellon Utilities Sector Fund - Class I	JNL/MFS Mid Cap Value Fund - Class A	JNL/MFS Mid Cap Value Fund - Class I
Investment Income
Dividends	$108,240,627	$—	$—	$2,145,207	$24,111	$—	$—
Expenses
Asset-based charges	98,512,450	26,975,427	58,427	3,002,490	10,138	14,783,815	20,544
Total expenses	98,512,450	26,975,427	58,427	3,002,490	10,138	14,783,815	20,544
Net investment income (loss)	9,728,177	(26,975,427)	(58,427)	(857,283)	13,973	(14,783,815)	(20,544)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	287,812,220	—	—	4,509,787	45,383	—	—
Investments	266,494,718	6,878,320	(135,312)	8,860,969	29,867	4,352,333	33,706
Net change in unrealized appreciation
(depreciation) on investments	1,275,823,675	386,999,199	2,668,759	30,838,236	357,725	275,531,561	1,156,082
Net realized and unrealized gain (loss)	1,830,130,613	393,877,519	2,533,447	44,208,992	432,975	279,883,894	1,189,788

Net change in net assets
from operations	$1,839,858,790	$366,902,092	$2,475,020	$43,351,709	$446,948	$265,100,079	$1,169,244

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Morningstar Wide Moat Index Fund - Class A	JNL/Morningstar Wide Moat Index Fund - Class I	JNL/Neuberger Berman Commodity Strategy Fund - Class A	JNL/Neuberger Berman Currency Fund - Class A	JNL/Neuberger Berman Currency Fund - Class I	JNL/Neuberger Berman Strategic Income Fund - Class A	JNL/Neuberger Berman Strategic Income Fund - Class I
Assets
Investments, at fair value	$141,684,979	$1,815,919	$16,228,680	$10,416,797	$86,451	$624,362,507	$3,538,822
Receivables:
Investments in Fund shares sold	99,541	755	10,958	9,071	1	233,971	69
Investment Division units sold	276,041	—	15,175	—	—	1,805,593	461
Total assets	142,060,561	1,816,674	16,254,813	10,425,868	86,452	626,402,071	3,539,352

Liabilities
Payables:
Investments in Fund shares purchased	276,041	—	15,175	—	—	1,805,593	461
Investment Division units redeemed	94,482	734	10,521	8,752	—	211,009	27
Insurance fees due to Jackson	5,059	21	437	319	1	22,962	42
Total liabilities	375,582	755	26,133	9,071	1	2,039,564	530
Net assets	$141,684,979	$1,815,919	$16,228,680	$10,416,797	$86,451	$624,362,507	$3,538,822

Investments in Funds, shares outstanding	11,407,808	145,623	1,472,657	1,038,564	8,759	55,400,400	311,516
Investments in Funds, at cost	$125,836,847	$1,705,768	$17,131,410	$10,440,845	$86,748	$607,578,959	$3,489,054

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Morningstar Wide Moat Index Fund - Class A	JNL/Morningstar Wide Moat Index Fund - Class I	JNL/Neuberger Berman Commodity Strategy Fund - Class A	JNL/Neuberger Berman Currency Fund - Class A	JNL/Neuberger Berman Currency Fund - Class I	JNL/Neuberger Berman Strategic Income Fund - Class A	JNL/Neuberger Berman Strategic Income Fund - Class I
Investment Income
Dividends	$594,680	$5,485	$354,401	$—	$—	$15,933,286	$97,405
Expenses
Asset-based charges	1,034,677	2,224	167,660	120,136	280	8,224,449	11,249
Total expenses	1,034,677	2,224	167,660	120,136	280	8,224,449	11,249
Net investment income (loss)	(439,997)	3,261	186,741	(120,136)	(280)	7,708,837	86,156

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	(592,227)	20,938	(690,620)	3,445	(3,364)	2,418,198	14,613
Net change in unrealized appreciation
(depreciation) on investments	23,227,514	118,752	2,137,361	6,034	5,070	35,089,919	88,006
Net realized and unrealized gain (loss)	22,635,287	139,690	1,446,741	9,479	1,706	37,508,117	102,619

Net change in net assets
from operations	$22,195,290	$142,951	$1,633,482	$(110,657)	$1,426	$45,216,954	$188,775

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Nicholas Convertible Arbitrage Fund - Class A	JNL/Nicholas Convertible Arbitrage Fund - Class I	JNL/Oppenheimer Emerging Markets Innovator Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class I	JNL/PIMCO Income Fund - Class A	JNL/PIMCO Income Fund - Class I
Assets
Investments, at fair value	$62,320,265	$129,061	$39,422,131	$1,700,378,706	$9,997,391	$644,538,996	$17,135,924
Receivables:
Investments in Fund shares sold	2,367	2	148,367	798,105	395	182,744	337
Investment Division units sold	2,666	—	23,759	845,405	—	1,097,457	—
Total assets	62,325,298	129,063	39,594,257	1,702,022,216	9,997,786	645,819,197	17,136,261

Liabilities
Payables:
Investments in Fund shares purchased	2,666	—	23,759	845,405	—	1,097,457	—
Investment Division units redeemed	552	—	147,307	733,754	274	159,863	134
Insurance fees due to Jackson	1,815	2	1,060	64,351	121	22,881	203
Total liabilities	5,033	2	172,126	1,643,510	395	1,280,201	337
Net assets	$62,320,265	$129,061	$39,422,131	$1,700,378,706	$9,997,391	$644,538,996	$17,135,924

Investments in Funds, shares outstanding	5,706,984	11,830	3,630,030	90,541,997	522,057	61,326,260	1,621,185
Investments in Funds, at cost	$59,427,817	$123,248	$38,526,444	$1,408,887,675	$9,700,517	$629,733,283	$16,853,696

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Nicholas Convertible Arbitrage Fund - Class A	JNL/Nicholas Convertible Arbitrage Fund - Class I	JNL/Oppenheimer Emerging Markets Innovator Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class I	JNL/PIMCO Income Fund - Class A	JNL/PIMCO Income Fund - Class I
Investment Income
Dividends	$—	$—	$—	$9,782,798	$70,895	$16,225,861	$446,176
Expenses
Asset-based charges	670,588	546	358,097	22,559,845	29,191	6,967,966	51,991
Total expenses	670,588	546	358,097	22,559,845	29,191	6,967,966	51,991
Net investment income (loss)	(670,588)	(546)	(358,097)	(12,777,047)	41,704	9,257,895	394,185

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	652,135	125,611,581	591,807	—	—
Investments	265,221	996	(851,734)	53,758,718	(9,381)	6,129,535	114,584
Net change in unrealized appreciation
(depreciation) on investments	5,620,153	11,696	7,916,110	243,657,888	1,084,986	14,128,697	249,334
Net realized and unrealized gain (loss)	5,885,374	12,692	7,716,511	423,028,187	1,667,412	20,258,232	363,918

Net change in net assets
from operations	$5,214,786	$12,146	$7,358,414	$410,251,140	$1,709,116	$29,516,127	$758,103

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/PIMCO Investment Grade Credit Bond Fund - Class A	JNL/PIMCO Investment Grade Credit Bond Fund - Class I	JNL/PIMCO Real Return Fund - Class A	JNL/PIMCO Real Return Fund - Class I	JNL/PPM America Floating Rate Income Fund - Class A	JNL/PPM America Floating Rate Income Fund - Class I	JNL/PPM America High Yield Bond Fund - Class A
Assets
Investments, at fair value	$461,897,733	$5,838,371	$950,318,998	$3,067,624	$1,312,217,245	$5,675,857	$1,469,608,021
Receivables:
Investments in Fund shares sold	345,988	284	285,692	256	1,101,108	129	725,504
Investment Division units sold	463,188	9,185	309,844	—	1,316,108	—	789,116
Total assets	462,706,909	5,847,840	950,914,534	3,067,880	1,314,634,461	5,675,986	1,471,122,641

Liabilities
Payables:
Investments in Fund shares purchased	463,188	9,185	309,844	—	1,316,108	—	789,116
Investment Division units redeemed	329,782	219	250,413	219	1,053,484	60	671,747
Insurance fees due to Jackson	16,206	65	35,279	37	47,624	69	53,757
Total liabilities	809,176	9,469	595,536	256	2,417,216	129	1,514,620
Net assets	$461,897,733	$5,838,371	$950,318,998	$3,067,624	$1,312,217,245	$5,675,857	$1,469,608,021

Investments in Funds, shares outstanding	37,675,182	475,437	90,765,902	289,126	119,946,732	516,457	105,727,196
Investments in Funds, at cost	$443,371,450	$5,636,032	$979,009,778	$2,926,017	$1,277,988,912	$5,493,550	$1,408,882,959

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/PIMCO Investment Grade Credit Bond Fund - Class A	JNL/PIMCO Investment Grade Credit Bond Fund - Class I	JNL/PIMCO Real Return Fund - Class A	JNL/PIMCO Real Return Fund - Class I	JNL/PPM America Floating Rate Income Fund - Class A	JNL/PPM America Floating Rate Income Fund - Class I	JNL/PPM America High Yield Bond Fund - Class A
Investment Income
Dividends	$10,640,305	$127,305	$—	$—	$—	$—	$—
Expenses
Asset-based charges	4,652,364	13,008	13,175,706	10,379	18,965,761	25,310	19,440,673
Total expenses	4,652,364	13,008	13,175,706	10,379	18,965,761	25,310	19,440,673
Net investment income (loss)	5,987,941	114,297	(13,175,706)	(10,379)	(18,965,761)	(25,310)	(19,440,673)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	5,682,812	18,967	(15,377,938)	6,040	(2,094,034)	23,630	(2,274,117)
Net change in unrealized appreciation
(depreciation) on investments	28,301,737	223,686	93,359,483	179,412	116,731,718	439,399	194,697,218
Net realized and unrealized gain (loss)	33,984,549	242,653	77,981,545	185,452	114,637,684	463,029	192,423,101

Net change in net assets
from operations	$39,972,490	$356,950	$64,805,839	$175,073	$95,671,923	$437,719	$172,982,428

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/PPM America High Yield Bond Fund - Class I	JNL/PPM America Mid Cap Value Fund - Class A	JNL/PPM America Mid Cap Value Fund - Class I	JNL/PPM America Small Cap Value Fund - Class A	JNL/PPM America Small Cap Value Fund - Class I	JNL/PPM America Total Return Fund - Class A	JNL/PPM America Total Return Fund - Class I
Assets
Investments, at fair value	$10,658,314	$496,438,914	$1,844,048	$477,385,460	$1,351,792	$419,540,781	$3,863,686
Receivables:
Investments in Fund shares sold	195	267,886	23	363,758	17	180,967	127
Investment Division units sold	98,244	201,089	—	160,663	420	817,192	—
Total assets	10,756,753	496,907,889	1,844,071	477,909,881	1,352,229	420,538,940	3,863,813

Liabilities
Payables:
Investments in Fund shares purchased	98,244	201,089	—	160,663	420	817,192	—
Investment Division units redeemed	70	250,173	—	345,761	—	166,266	81
Insurance fees due to Jackson	125	17,713	23	17,997	17	14,701	46
Total liabilities	98,439	468,975	23	524,421	437	998,159	127
Net assets	$10,658,314	$496,438,914	$1,844,048	$477,385,460	$1,351,792	$419,540,781	$3,863,686

Investments in Funds, shares outstanding	652,683	37,130,809	136,293	37,619,028	102,954	33,060,739	304,467
Investments in Funds, at cost	$10,232,251	$513,538,966	$1,851,042	$481,126,956	$1,520,596	$398,533,898	$3,638,427

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/PPM America High Yield Bond Fund - Class I	JNL/PPM America Mid Cap Value Fund - Class A	JNL/PPM America Mid Cap Value Fund - Class I	JNL/PPM America Small Cap Value Fund - Class A	JNL/PPM America Small Cap Value Fund - Class I	JNL/PPM America Total Return Fund - Class A	JNL/PPM America Total Return Fund - Class I
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	30,134	6,406,326	7,865	7,036,947	6,427	4,725,762	13,608
Total expenses	30,134	6,406,326	7,865	7,036,947	6,427	4,725,762	13,608
Net investment income (loss)	(30,134)	(6,406,326)	(7,865)	(7,036,947)	(6,427)	(4,725,762)	(13,608)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	43,414	(14,730,598)	(82,137)	(13,576,944)	(98,119)	3,417,499	25,878
Net change in unrealized appreciation
(depreciation) on investments	677,058	98,475,233	349,113	118,514,741	390,968	29,960,163	267,749
Net realized and unrealized gain (loss)	720,472	83,744,635	266,976	104,937,797	292,849	33,377,662	293,627

Net change in net assets
from operations	$690,338	$77,338,309	$259,111	$97,900,850	$286,422	$28,651,900	$280,019

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/PPM America Value Equity Fund - Class A	JNL/PPM America Value Equity Fund - Class I	JNL/RAFI Fundamental Asia Developed Fund - Class A	JNL/RAFI Fundamental Asia Developed Fund - Class I	JNL/RAFI Fundamental Europe Fund - Class A	JNL/RAFI Fundamental Europe Fund - Class I	JNL/RAFI Fundamental U.S. Small Cap Fund - Class A
Assets
Investments, at fair value	$188,816,196	$961,329	$204,583,818	$445,085	$293,868,683	$476,260	$398,125,371
Receivables:
Investments in Fund shares sold	75,039	384	534,671	5	65,542	7	653,059
Investment Division units sold	14,080	6,368	66,028	—	44,687	—	203,158
Total assets	188,905,315	968,081	205,184,517	445,090	293,978,912	476,267	398,981,588

Liabilities
Payables:
Investments in Fund shares purchased	14,080	6,368	66,028	—	44,687	—	203,158
Investment Division units redeemed	67,823	372	527,240	—	54,886	1	638,375
Insurance fees due to Jackson	7,216	12	7,431	5	10,656	6	14,684
Total liabilities	89,119	6,752	600,699	5	110,229	7	856,217
Net assets	$188,816,196	$961,329	$204,583,818	$445,085	$293,868,683	$476,260	$398,125,371

Investments in Funds, shares outstanding	7,700,497	38,795	16,288,521	34,963	24,367,221	39,134	64,735,833
Investments in Funds, at cost	$155,129,281	$879,994	$232,699,312	$472,846	$307,626,735	$462,276	$512,904,660

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/PPM America Value Equity Fund - Class A	JNL/PPM America Value Equity Fund - Class I	JNL/RAFI Fundamental Asia Developed Fund - Class A	JNL/RAFI Fundamental Asia Developed Fund - Class I	JNL/RAFI Fundamental Europe Fund - Class A	JNL/RAFI Fundamental Europe Fund - Class I	JNL/RAFI Fundamental U.S. Small Cap Fund - Class A(a)
Investment Income
Dividends	$—	$—	$8,276,150	$12,023	$15,742,264	$16,489	$5,446,392
Expenses
Asset-based charges	2,511,927	2,639	2,848,667	1,198	4,074,334	1,236	5,611,049
Total expenses	2,511,927	2,639	2,848,667	1,198	4,074,334	1,236	5,611,049
Net investment income (loss)	(2,511,927)	(2,639)	5,427,483	10,825	11,667,930	15,253	(164,657)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	30,212,739	40,182	—	—	6,852,240
Investments	5,278,353	1,096	(3,291,629)	2,264	(7,280,162)	912	(52,482,373)
Net change in unrealized appreciation
(depreciation) on investments	29,834,664	115,884	(3,799,664)	(19,819)	33,407,961	21,147	89,793,848
Net realized and unrealized gain (loss)	35,113,017	116,980	23,121,446	22,627	26,127,799	22,059	44,163,715

Net change in net assets
from operations	$32,601,090	$114,341	$28,548,929	$33,452	$37,795,729	$37,312	$43,999,058

(a)

JNL/RAFI Fundamental U.S. Small Cap Fund commenced operations on June 24, 2019. On June 24, 2019, JNL/RAFI Fundamental U.S. Small Cap Fund acquired JNL/Mellon Capital S&P Smid 60 Fund, a separate series of JNL Variable Fund LLC. JNL/Mellon Capital S&P SMid 60 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Statement of Operations includes the activity for the period January 1, 2019 through June 23, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/RAFI Fundamental U.S. Small Cap Fund - Class I	JNL/RAFI Multi-Factor U.S. Equity Fund - Class A	JNL/RAFI Multi-Factor U.S. Equity Fund - Class I	JNL/S&P 4 Fund - Class A	JNL/S&P 4 Fund - Class I	JNL/S&P Competitive Advantage Fund - Class A	JNL/S&P Competitive Advantage Fund - Class I
Assets
Investments, at fair value	$1,179,323	$2,563,415,982	$5,712,497	$5,955,743,482	$11,172,623	$964,054,955	$2,624,763
Receivables:
Investments in Fund shares sold	14	2,353,420	585	3,727,052	547	792,685	2,684
Investment Division units sold	6,407	85,982	—	558,200	—	307,781	—
Total assets	1,185,744	2,565,855,384	5,713,082	5,960,028,734	11,173,170	965,155,421	2,627,447

Liabilities
Payables:
Investments in Fund shares purchased	6,407	85,982	—	558,200	—	307,781	—
Investment Division units redeemed	—	2,252,749	516	3,510,372	411	756,785	2,652
Insurance fees due to Jackson	14	100,671	69	216,680	136	35,900	32
Total liabilities	6,421	2,439,402	585	4,285,252	547	1,100,466	2,684
Net assets	$1,179,323	$2,563,415,982	$5,712,497	$5,955,743,482	$11,172,623	$964,054,955	$2,624,763

Investments in Funds, shares outstanding	196,882	179,636,719	399,475	248,985,932	463,979	54,221,314	146,799
Investments in Funds, at cost	$1,328,559	$2,210,561,754	$6,028,446	$4,297,734,415	$9,901,323	$873,792,948	$2,621,371

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/RAFI Fundamental U.S. Small Cap Fund - Class I(a)	JNL/RAFI Multi-Factor U.S. Equity Fund - Class A(b)	JNL/RAFI Multi-Factor U.S. Equity Fund - Class I(b)	JNL/S&P 4 Fund - Class A	JNL/S&P 4 Fund - Class I	JNL/S&P Competitive Advantage Fund - Class A	JNL/S&P Competitive Advantage Fund - Class I
Investment Income
Dividends	$24,355	$67,025,367	$174,969	$—	$—	$11,837,110	$55,724
Expenses
Asset-based charges	5,738	37,103,264	24,242	77,545,214	37,407	12,662,075	11,450
Total expenses	5,738	37,103,264	24,242	77,545,214	37,407	12,662,075	11,450
Net investment income (loss)	18,617	29,922,103	150,727	(77,545,214)	(37,407)	(824,965)	44,274

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	23,625	272,850,839	627,228	—	—	93,123,454	352,881
Investments	(192,693)	64,784,806	(293,320)	254,112,751	61,711	22,343,240	(65,155)
Net change in unrealized appreciation
(depreciation) on investments	235,946	54,687,928	461,784	1,035,885,610	1,755,278	109,441,774	385,421
Net realized and unrealized gain (loss)	66,878	392,323,573	795,692	1,289,998,361	1,816,989	224,908,468	673,147

Net change in net assets
from operations	$85,495	$422,245,676	$946,419	$1,212,453,147	$1,779,582	$224,083,503	$717,421
(a)

JNL/RAFI Fundamental U.S. Small Cap Fund commenced operations on June 24, 2019. On June 24, 2019, JNL/RAFI Fundamental U.S. Small Cap Fund acquired JNL/Mellon Capital S&P Smid 60 Fund, a separate series of JNL Variable Fund LLC. JNL/Mellon Capital S&P SMid 60 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Statement of Operations includes the activity for the period January 1, 2019 through June 23, 2019.

(b)

JNL/RAFI Multi-Factor U.S. Equity Fund commenced operations on June 24, 2019. On June 24, 2019, JNL/RAFI Multi-Factor U.S. Equity Fund acquired JNL/Mellon Capital JNL 5 Fund, a separate series of JNL Variable Fund LLC. JNL/Mellon Capital JNL 5 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Statements of Operations includes the activity for the period January 1, 2019 through June 23, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/S&P Dividend Income & Growth Fund - Class A	JNL/S&P Dividend Income & Growth Fund - Class I	JNL/S&P International 5 Fund - Class A	JNL/S&P International 5 Fund - Class I	JNL/S&P Intrinsic Value Fund - Class A	JNL/S&P Intrinsic Value Fund - Class I	JNL/S&P Managed Aggressive Growth Fund - Class A
Assets
Investments, at fair value	$3,344,086,383	$12,012,303	$57,395,094	$1,538,730	$723,231,626	$3,550,896	$2,152,146,149
Receivables:
Investments in Fund shares sold	1,720,661	27,120	6,345	19	629,709	377	1,310,242
Investment Division units sold	631,605	—	231,805	4,764	250,562	2,514	253,105
Total assets	3,346,438,649	12,039,423	57,633,244	1,543,513	724,111,897	3,553,787	2,153,709,496

Liabilities
Payables:
Investments in Fund shares purchased	631,605	—	231,805	4,764	250,562	2,514	253,105
Investment Division units redeemed	1,597,314	26,975	4,613	—	602,866	334	1,228,844
Insurance fees due to Jackson	123,347	145	1,732	19	26,843	43	81,398
Total liabilities	2,352,266	27,120	238,150	4,783	880,271	2,891	1,563,347
Net assets	$3,344,086,383	$12,012,303	$57,395,094	$1,538,730	$723,231,626	$3,550,896	$2,152,146,149

Investments in Funds, shares outstanding	218,853,821	772,992	5,466,199	146,406	51,659,402	248,836	81,924,102
Investments in Funds, at cost	$3,229,595,825	$12,108,980	$55,871,953	$1,537,497	$741,082,869	$3,730,564	$1,419,590,915

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/S&P Dividend Income & Growth Fund - Class A	JNL/S&P Dividend Income & Growth Fund - Class I	JNL/S&P International 5 Fund - Class A	JNL/S&P International 5 Fund - Class I	JNL/S&P Intrinsic Value Fund - Class A	JNL/S&P Intrinsic Value Fund - Class I	JNL/S&P Managed Aggressive Growth Fund - Class A
Investment Income
Dividends	$109,028,984	$377,964	$1,422,478	$40,972	$16,680,818	$122,574	$—
Expenses
Asset-based charges	42,337,912	35,905	530,062	4,959	9,808,719	16,271	28,579,396
Total expenses	42,337,912	35,905	530,062	4,959	9,808,719	16,271	28,579,396
Net investment income (loss)	66,691,072	342,059	892,416	36,013	6,872,099	106,303	(28,579,396)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	234,190,636	747,669	—	—	71,788,168	464,520	—
Investments	19,504,914	(15,651)	(318,206)	(3,548)	(1,360,564)	(243,278)	118,244,766
Net change in unrealized appreciation
(depreciation) on investments	385,450,070	797,892	6,738,268	139,855	49,698,055	413,736	361,243,217
Net realized and unrealized gain (loss)	639,145,620	1,529,910	6,420,062	136,307	120,125,659	634,978	479,487,983

Net change in net assets
from operations	$705,836,692	$1,871,969	$7,312,478	$172,320	$126,997,758	$741,281	$450,908,587

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/S&P Managed Aggressive Growth Fund - Class I	JNL/S&P Managed Conservative Fund - Class A	JNL/S&P Managed Conservative Fund - Class I	JNL/S&P Managed Growth Fund - Class A	JNL/S&P Managed Growth Fund - Class I	JNL/S&P Managed Moderate Fund - Class A	JNL/S&P Managed Moderate Fund - Class I
Assets
Investments, at fair value	$10,668,863	$1,103,850,356	$2,082,694	$5,060,005,032	$8,148,408	$2,650,993,997	$3,285,122
Receivables:
Investments in Fund shares sold	129	682,970	26	1,358,731	192	991,020	38
Investment Division units sold	—	122,783	—	206,932	—	95,632	—
Total assets	10,668,992	1,104,656,109	2,082,720	5,061,570,695	8,148,600	2,652,080,649	3,285,160

Liabilities
Payables:
Investments in Fund shares purchased	—	122,783	—	206,932	—	95,632	—
Investment Division units redeemed	—	640,777	—	1,166,413	92	890,117	—
Insurance fees due to Jackson	129	42,193	26	192,318	100	100,903	38
Total liabilities	129	805,753	26	1,565,663	192	1,086,652	38
Net assets	$10,668,863	$1,103,850,356	$2,082,694	$5,060,005,032	$8,148,408	$2,650,993,997	$3,285,122

Investments in Funds, shares outstanding	403,360	75,813,898	142,455	229,270,731	366,715	154,847,780	190,663
Investments in Funds, at cost	$9,544,395	$937,796,778	$1,991,318	$3,283,330,629	$7,253,446	$1,999,373,370	$2,978,989

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/S&P Managed Aggressive Growth Fund - Class I	JNL/S&P Managed Conservative Fund - Class A	JNL/S&P Managed Conservative Fund - Class I	JNL/S&P Managed Growth Fund - Class A	JNL/S&P Managed Growth Fund - Class I	JNL/S&P Managed Moderate Fund - Class A	JNL/S&P Managed Moderate Fund - Class I
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	35,486	15,971,105	6,160	68,639,663	29,875	37,324,962	12,409
Total expenses	35,486	15,971,105	6,160	68,639,663	29,875	37,324,962	12,409
Net investment income (loss)	(35,486)	(15,971,105)	(6,160)	(68,639,663)	(29,875)	(37,324,962)	(12,409)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	65,555	37,021,949	33,689	273,271,631	95,212	106,566,000	37,059
Net change in unrealized appreciation
(depreciation) on investments	1,635,739	81,722,986	97,032	789,818,433	1,246,528	263,432,928	364,622
Net realized and unrealized gain (loss)	1,701,294	118,744,935	130,721	1,063,090,064	1,341,740	369,998,928	401,681

Net change in net assets
from operations	$1,665,808	$102,773,830	$124,561	$994,450,401	$1,311,865	$332,673,966	$389,272

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/S&P Managed Moderate Growth Fund - Class A	JNL/S&P Managed Moderate Growth Fund - Class I	JNL/S&P Mid 3 Fund - Class A	JNL/S&P Mid 3 Fund - Class I	JNL/S&P Total Yield Fund - Class A	JNL/S&P Total Yield Fund - Class I	JNL/Scout Unconstrained Bond Fund - Class A
Assets
Investments, at fair value	$5,311,356,271	$5,781,621	$207,022,160	$488,342	$390,634,121	$792,436	$39,518,974
Receivables:
Investments in Fund shares sold	3,078,960	110	48,019	6	220,584	10	1,087
Investment Division units sold	804,966	—	61,288	—	230,865	428	22,097
Total assets	5,315,240,197	5,781,731	207,131,467	488,348	391,085,570	792,874	39,542,158

Liabilities
Payables:
Investments in Fund shares purchased	804,966	—	61,288	—	230,865	428	22,097
Investment Division units redeemed	2,876,856	42	40,707	—	206,221	—	6
Insurance fees due to Jackson	202,104	68	7,312	6	14,363	10	1,081
Total liabilities	3,883,926	110	109,307	6	451,449	438	23,184
Net assets	$5,311,356,271	$5,781,621	$207,022,160	$488,342	$390,634,121	$792,436	$39,518,974

Investments in Funds, shares outstanding	267,305,298	288,937	17,280,648	40,661	29,481,820	59,537	3,844,258
Investments in Funds, at cost	$3,685,220,219	$5,196,204	$198,643,819	$495,260	$397,085,850	$801,874	$37,920,342

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/S&P Managed Moderate Growth Fund - Class A	JNL/S&P Managed Moderate Growth Fund - Class I	JNL/S&P Mid 3 Fund - Class A	JNL/S&P Mid 3 Fund - Class I	JNL/S&P Total Yield Fund - Class A	JNL/S&P Total Yield Fund - Class I	JNL/Scout Unconstrained Bond Fund - Class A
Investment Income
Dividends	$—	$—	$3,367,774	$9,530	$8,041,048	$17,065	$—
Expenses
Asset-based charges	73,956,287	28,200	2,660,750	2,181	5,234,466	2,480	401,396
Total expenses	73,956,287	28,200	2,660,750	2,181	5,234,466	2,480	401,396
Net investment income (loss)	(73,956,287)	(28,200)	707,024	7,349	2,806,582	14,585	(401,396)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	10,866,326	25,132	19,427,161	35,306	—
Investments	264,021,697	400,827	1,847,747	(8,751)	(4,542,792)	(18,511)	156,084
Net change in unrealized appreciation
(depreciation) on investments	657,637,503	891,959	22,255,447	52,656	53,974,726	85,820	2,034,099
Net realized and unrealized gain (loss)	921,659,200	1,292,786	34,969,520	69,037	68,859,095	102,615	2,190,183

Net change in net assets
from operations	$847,702,913	$1,264,586	$35,676,544	$76,386	$71,665,677	$117,200	$1,788,787

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/T. Rowe Price Capital Appreciation Fund - Class A	JNL/T. Rowe Price Capital Appreciation Fund - Class I	JNL/T. Rowe Price Established Growth Fund - Class A	JNL/T. Rowe Price Established Growth Fund - Class I	JNL/T. Rowe Price Managed Volatility Balanced Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class I
Assets
Investments, at fair value	$5,451,153,869	$72,859,923	$6,861,910,066	$44,956,200	$481,521,093	$5,518,629,758	$33,387,429
Receivables:
Investments in Fund shares sold	2,154,745	2,632	4,876,940	1,983	1,641,477	3,272,911	8,591
Investment Division units sold	4,841,299	40,719	2,042,749	—	257,856	1,684,713	50,000
Total assets	5,458,149,913	72,903,274	6,868,829,755	44,958,183	483,420,426	5,523,587,382	33,446,020

Liabilities
Payables:
Investments in Fund shares purchased	4,841,299	40,719	2,042,749	—	257,856	1,684,713	50,000
Investment Division units redeemed	1,969,163	1,759	4,626,933	1,448	1,627,697	3,066,703	8,187
Insurance fees due to Jackson	185,582	873	250,007	535	13,780	206,208	404
Total liabilities	6,996,044	43,351	6,919,689	1,983	1,899,333	4,957,624	58,591
Net assets	$5,451,153,869	$72,859,923	$6,861,910,066	$44,956,200	$481,521,093	$5,518,629,758	$33,387,429

Investments in Funds, shares outstanding	316,559,458	4,209,123	137,706,403	869,391	35,379,948	98,388,835	565,505
Investments in Funds, at cost	$4,636,775,053	$66,035,148	$5,301,482,383	$40,975,638	$415,366,960	$4,112,542,476	$29,754,084

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/T. Rowe Price Capital Appreciation Fund - Class A	JNL/T. Rowe Price Capital Appreciation Fund - Class I	JNL/T. Rowe Price Established Growth Fund - Class A	JNL/T. Rowe Price Established Growth Fund - Class I	JNL/T. Rowe Price Managed Volatility Balanced Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class I
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	53,560,673	198,769	84,912,198	141,624	4,947,712	70,877,424	113,983
Total expenses	53,560,673	198,769	84,912,198	141,624	4,947,712	70,877,424	113,983
Net investment income (loss)	(53,560,673)	(198,769)	(84,912,198)	(141,624)	(4,947,712)	(70,877,424)	(113,983)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	72,503,984	697,916	193,992,428	48,831	7,638,781	188,876,213	326,348
Net change in unrealized appreciation
(depreciation) on investments	788,594,088	7,919,951	1,474,495,135	8,165,579	89,682,210	1,174,111,454	5,855,082
Net realized and unrealized gain (loss)	861,098,072	8,617,867	1,668,487,563	8,214,410	97,320,991	1,362,987,667	6,181,430

Net change in net assets
from operations	$807,537,399	$8,419,098	$1,583,575,365	$8,072,786	$92,373,279	$1,292,110,243	$6,067,447

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/T. Rowe Price Short-Term Bond Fund - Class A	JNL/T. Rowe Price Short-Term Bond Fund - Class I	JNL/T. Rowe Price Value Fund - Class A	JNL/T. Rowe Price Value Fund - Class I	JNL/The London Company Focused U.S. Equity Fund - Class A	JNL/The London Company Focused U.S. Equity Fund - Class I	JNL/VanEck International Gold Fund - Class A
Assets
Investments, at fair value	$1,089,491,523	$11,448,426	$1,961,880,038	$12,740,400	$32,599,317	$1,071,402	$63,964,117
Receivables:
Investments in Fund shares sold	838,056	80,738	1,000,117	182	1,473	13	51,760
Investment Division units sold	1,928,529	—	605,519	7	22,801	—	4,577
Total assets	1,092,258,108	11,529,164	1,963,485,674	12,740,589	32,623,591	1,071,415	64,020,454

Liabilities
Payables:
Investments in Fund shares purchased	1,928,529	—	605,519	7	22,801	—	4,577
Investment Division units redeemed	799,869	80,601	929,104	28	522	—	50,007
Insurance fees due to Jackson	38,187	137	71,013	154	951	13	1,753
Total liabilities	2,766,585	80,738	1,605,636	189	24,274	13	56,337
Net assets	$1,089,491,523	$11,448,426	$1,961,880,038	$12,740,400	$32,599,317	$1,071,402	$63,964,117

Investments in Funds, shares outstanding	107,127,977	1,111,498	113,141,871	699,254	2,648,198	87,676	5,675,609
Investments in Funds, at cost	$1,062,831,397	$11,253,035	$1,772,965,233	$11,772,729	$33,803,552	$1,155,343	$55,789,274

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/T. Rowe Price Short-Term Bond Fund - Class A	JNL/T. Rowe Price Short-Term Bond Fund - Class I	JNL/T. Rowe Price Value Fund - Class A	JNL/T. Rowe Price Value Fund - Class I	JNL/The London Company Focused U.S. Equity Fund - Class A	JNL/The London Company Focused U.S. Equity Fund - Class I	JNL/VanEck International Gold Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$443,080	$16,498	$—
Expenses
Asset-based charges	13,545,800	33,113	24,390,179	45,612	292,224	3,314	558,590
Total expenses	13,545,800	33,113	24,390,179	45,612	292,224	3,314	558,590
Net investment income (loss)	(13,545,800)	(33,113)	(24,390,179)	(45,612)	150,856	13,184	(558,590)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	5,533,079	178,143	—
Investments	4,339,766	90,802	5,859,174	31,340	86,726	(2,228)	304,821
Net change in unrealized appreciation
(depreciation) on investments	36,750,151	199,834	410,329,296	2,203,568	88,002	(21,227)	16,743,724
Net realized and unrealized gain (loss)	41,089,917	290,636	416,188,470	2,234,908	5,707,807	154,688	17,048,545

Net change in net assets
from operations	$27,544,117	$257,523	$391,798,291	$2,189,296	$5,858,663	$167,872	$16,489,955

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Vanguard Capital Growth Fund - Class A	JNL/Vanguard Capital Growth Fund - Class I	JNL/Vanguard Equity Income Fund - Class A	JNL/Vanguard Equity Income Fund - Class I	JNL/Vanguard Global Bond Market Index Fund - Class A	JNL/Vanguard Global Bond Market Index Fund - Class I	JNL/Vanguard Growth ETF Allocation Fund - Class A
Assets
Investments, at fair value	$368,352,406	$8,204,941	$327,445,504	$9,093,996	$122,883,604	$3,803,977	$392,364,802
Receivables:
Investments in Fund shares sold	167,485	150	86,360	223	14,964	105	68,306
Investment Division units sold	151,581	74	377,661	219	2,985,797	—	318,802
Total assets	368,671,472	8,205,165	327,909,525	9,094,438	125,884,365	3,804,082	392,751,910

Liabilities
Payables:
Investments in Fund shares purchased	151,581	74	377,661	219	2,985,797	—	318,802
Investment Division units redeemed	154,327	50	74,765	115	10,824	60	54,618
Insurance fees due to Jackson	13,158	100	11,595	108	4,140	45	13,688
Total liabilities	319,066	224	464,021	442	3,000,761	105	387,108
Net assets	$368,352,406	$8,204,941	$327,445,504	$9,093,996	$122,883,604	$3,803,977	$392,364,802

Investments in Funds, shares outstanding	27,591,941	610,033	26,513,806	731,029	11,263,392	345,816	33,055,164
Investments in Funds, at cost	$317,684,217	$7,181,006	$291,529,339	$8,092,290	$118,155,961	$3,682,598	$353,688,474

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Vanguard Capital Growth Fund - Class A	JNL/Vanguard Capital Growth Fund - Class I	JNL/Vanguard Equity Income Fund - Class A	JNL/Vanguard Equity Income Fund - Class I	JNL/Vanguard Global Bond Market Index Fund - Class A	JNL/Vanguard Global Bond Market Index Fund - Class I	JNL/Vanguard Growth ETF Allocation Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	4,130,732	29,442	3,175,576	27,592	1,101,317	9,767	4,043,868
Total expenses	4,130,732	29,442	3,175,576	27,592	1,101,317	9,767	4,043,868
Net investment income (loss)	(4,130,732)	(29,442)	(3,175,576)	(27,592)	(1,101,317)	(9,767)	(4,043,868)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	3,842,457	74,062	4,898,231	62,490	1,469,123	47,953	1,884,899
Net change in unrealized appreciation
(depreciation) on investments	67,337,004	1,434,280	45,071,237	1,186,624	3,815,205	98,817	59,389,215
Net realized and unrealized gain (loss)	71,179,461	1,508,342	49,969,468	1,249,114	5,284,328	146,770	61,274,114

Net change in net assets
from operations	$67,048,729	$1,478,900	$46,793,892	$1,221,522	$4,183,011	$137,003	$57,230,246

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Vanguard Growth ETF Allocation Fund - Class I	JNL/Vanguard International Fund - Class A	JNL/Vanguard International Fund - Class I	JNL/Vanguard International Stock Market Index Fund - Class A	JNL/Vanguard International Stock Market Index Fund - Class I	JNL/Vanguard Moderate ETF Allocation Fund - Class A	JNL/Vanguard Moderate ETF Allocation Fund - Class I
Assets
Investments, at fair value	$20,133,745	$593,931,339	$11,324,385	$312,215,080	$7,832,697	$299,395,224	$10,626,773
Receivables:
Investments in Fund shares sold	327	205,418	467	115,386	94	24,271	12,523
Investment Division units sold	—	315,393	—	360,985	—	252,570	—
Total assets	20,134,072	594,452,150	11,324,852	312,691,451	7,832,791	299,672,065	10,639,296

Liabilities
Payables:
Investments in Fund shares purchased	—	315,393	—	360,985	—	252,570	—
Investment Division units redeemed	85	184,128	330	103,955	—	13,983	12,395
Insurance fees due to Jackson	242	21,290	137	11,431	94	10,288	128
Total liabilities	327	520,811	467	476,371	94	276,841	12,523
Net assets	$20,133,745	$593,931,339	$11,324,385	$312,215,080	$7,832,697	$299,395,224	$10,626,773

Investments in Funds, shares outstanding	1,679,211	50,676,735	960,508	29,070,305	725,250	26,495,153	931,356
Investments in Funds, at cost	$18,098,904	$532,116,707	$10,015,328	$293,083,366	$7,270,044	$278,045,239	$9,740,780

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Vanguard Growth ETF Allocation Fund - Class I	JNL/Vanguard International Fund - Class A	JNL/Vanguard International Fund - Class I	JNL/Vanguard International Stock Market Index Fund - Class A	JNL/Vanguard International Stock Market Index Fund - Class I	JNL/Vanguard Moderate ETF Allocation Fund - Class A	JNL/Vanguard Moderate ETF Allocation Fund - Class I
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$—
Expenses
Asset-based charges	65,552	6,798,974	39,031	3,553,590	29,634	2,610,870	37,014
Total expenses	65,552	6,798,974	39,031	3,553,590	29,634	2,610,870	37,014
Net investment income (loss)	(65,552)	(6,798,974)	(39,031)	(3,553,590)	(29,634)	(2,610,870)	(37,014)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	155,587	(1,400,845)	59,093	(1,414,806)	(43,348)	1,701,176	94,663
Net change in unrealized appreciation
(depreciation) on investments	2,843,815	134,251,867	2,215,282	49,497,304	1,164,955	26,434,157	1,121,284
Net realized and unrealized gain (loss)	2,999,402	132,851,022	2,274,375	48,082,498	1,121,607	28,135,333	1,215,947

Net change in net assets
from operations	$2,933,850	$126,052,048	$2,235,344	$44,528,908	$1,091,973	$25,524,463	$1,178,933

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I	JNL/Vanguard Small Company Growth Fund - Class A	JNL/Vanguard Small Company Growth Fund - Class I	JNL/Vanguard U.S. Stock Market Index Fund - Class A	JNL/Vanguard U.S. Stock Market Index Fund - Class I	JNL/WCM Focused International Equity Fund - Class A
Assets
Investments, at fair value	$362,388,460	$14,592,945	$255,060,153	$5,272,051	$517,914,969	$13,974,145	$235,077,003
Receivables:
Investments in Fund shares sold	25,822	220	87,287	336	59,091	161	140,518
Investment Division units sold	650,121	—	6,675	—	1,256,479	—	49,196
Total assets	363,064,403	14,593,165	255,154,115	5,272,387	519,230,539	13,974,306	235,266,717

Liabilities
Payables:
Investments in Fund shares purchased	650,121	—	6,675	—	1,256,479	—	49,196
Investment Division units redeemed	13,652	42	78,132	272	40,745	—	132,296
Insurance fees due to Jackson	12,170	178	9,155	64	18,346	161	8,222
Total liabilities	675,943	220	93,962	336	1,315,570	161	189,714
Net assets	$362,388,460	$14,592,945	$255,060,153	$5,272,051	$517,914,969	$13,974,145	$235,077,003

Investments in Funds, shares outstanding	31,294,340	1,247,260	20,242,869	415,449	39,445,161	1,056,247	14,001,013
Investments in Funds, at cost	$329,585,514	$13,155,382	$234,447,752	$4,821,444	$453,076,037	$12,401,204	$212,250,884

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I	JNL/Vanguard Small Company Growth Fund - Class A	JNL/Vanguard Small Company Growth Fund - Class I	JNL/Vanguard U.S. Stock Market Index Fund - Class A	JNL/Vanguard U.S. Stock Market Index Fund - Class I	JNL/WCM Focused International Equity Fund - Class A
Investment Income
Dividends	$—	$—	$—	$—	$—	$—	$924,163
Expenses
Asset-based charges	3,472,526	53,495	3,471,388	21,626	4,954,190	38,254	1,592,392
Total expenses	3,472,526	53,495	3,471,388	21,626	4,954,190	38,254	1,592,392
Net investment income (loss)	(3,472,526)	(53,495)	(3,471,388)	(21,626)	(4,954,190)	(38,254)	(668,229)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	7,047,114
Investments	1,781,953	82,249	(5,085,572)	14,876	8,114,507	92,973	2,738,397
Net change in unrealized appreciation
(depreciation) on investments	45,299,766	1,955,314	64,221,430	1,008,482	84,916,957	2,115,588	25,050,037
Net realized and unrealized gain (loss)	47,081,719	2,037,563	59,135,858	1,023,358	93,031,464	2,208,561	34,835,548

Net change in net assets
from operations	$43,609,193	$1,984,068	$55,664,470	$1,001,732	$88,077,274	$2,170,307	$34,167,319

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/WCM Focused International Equity Fund - Class I	JNL/Westchester Capital Event Driven Fund - Class A	JNL/Westchester Capital Event Driven Fund - Class I	JNL/WMC Balanced Fund - Class A	JNL/WMC Balanced Fund - Class I	JNL/WMC Government Money Market Fund - Class A	JNL/WMC Government Money Market Fund - Class I
Assets
Investments, at fair value	$4,231,401	$45,928,818	$667,735	$8,382,355,678	$34,219,171	$1,190,469,999	$13,000,694
Receivables:
Investments in Fund shares sold	406	9,627	8	2,754,990	13,942	13,514,344	415
Investment Division units sold	—	10,838	—	2,653,543	—	6,653,347	2,896
Total assets	4,231,807	45,949,283	667,743	8,387,764,211	34,233,113	1,210,637,690	13,004,005

Liabilities
Payables:
Investments in Fund shares purchased	—	10,838	—	2,653,543	—	6,653,347	2,896
Investment Division units redeemed	355	8,091	—	2,455,600	13,532	13,472,187	256
Insurance fees due to Jackson	51	1,536	8	299,390	410	42,157	159
Total liabilities	406	20,465	8	5,408,533	13,942	20,167,691	3,311
Net assets	$4,231,401	$45,928,818	$667,735	$8,382,355,678	$34,219,171	$1,190,469,999	$13,000,694

Investments in Funds, shares outstanding	251,719	4,134,007	60,319	315,838,571	1,244,334	1,190,469,999	13,000,694
Investments in Funds, at cost	$3,831,987	$42,870,280	$627,691	$6,896,021,641	$30,981,590	$1,190,469,998	$13,000,694

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/WCM Focused International Equity Fund - Class I	JNL/Westchester Capital Event Driven Fund - Class A	JNL/Westchester Capital Event Driven Fund - Class I	JNL/WMC Balanced Fund - Class A	JNL/WMC Balanced Fund - Class I	JNL/WMC Government Money Market Fund - Class A	JNL/WMC Government Money Market Fund - Class I
Investment Income
Dividends	$19,835	$—	$—	$—	$—	$18,677,044	$242,583
Expenses
Asset-based charges	11,978	467,978	2,231	101,472,595	111,733	15,870,747	54,628
Total expenses	11,978	467,978	2,231	101,472,595	111,733	15,870,747	54,628
Net investment income (loss)	7,857	(467,978)	(2,231)	(101,472,595)	(111,733)	2,806,297	187,955

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	133,980	—	—	—	—	—	—
Investments	41,476	630,760	5,482	141,548,806	165,431	—	—
Net change in unrealized appreciation
(depreciation) on investments	591,011	3,348,337	48,379	1,344,715,070	4,573,435	—	—
Net realized and unrealized gain (loss)	766,467	3,979,097	53,861	1,486,263,876	4,738,866	—	—

Net change in net assets
from operations	$774,324	$3,511,119	$51,630	$1,384,791,281	$4,627,133	$2,806,297	$187,955

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2019

	JNL/WMC Value Fund - Class A	JNL/WMC Value Fund - Class I
Assets
Investments, at fair value	$766,539,735	$2,332,503
Receivables:
Investments in Fund shares sold	271,189	28
Investment Division units sold	587,954	—
Total assets	767,398,878	2,332,531

Liabilities
Payables:
Investments in Fund shares purchased	587,954	—
Investment Division units redeemed	242,028	—
Insurance fees due to Jackson	29,161	28
Total liabilities	859,143	28
Net assets	$766,539,735	$2,332,503

Investments in Funds, shares outstanding	32,302,559	95,165
Investments in Funds, at cost	$693,197,443	$2,228,594

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/WMC Value Fund - Class A	JNL/WMC Value Fund - Class I	JNL/AQR Risk Parity Fund - Class A(a)	JNL/BlackRock Global Long Short Credit Fund - Class A(a)	JNL/Epoch Global Shareholder Yield Fund - Class A(a)	JNL/Epoch Global Shareholder Yield Fund - Class I(a)	JNL/MC 10 x 10 Fund - Class A(a)
Investment Income
Dividends	$—	$—	$249,652	$3,578,577	$857,174	$3,051	$—
Expenses
Asset-based charges	9,925,900	6,171	122,978	191,988	122,553	175	2,577,986
Total expenses	9,925,900	6,171	122,978	191,988	122,553	175	2,577,986
Net investment income (loss)	(9,925,900)	(6,171)	126,674	3,386,589	734,621	2,876	(2,577,986)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—	—	—	—	—
Investments	(162,124)	(21,256)	(9,097,017)	(4,590,593)	(180,197)	(2,746)	101,587,013
Net change in unrealized appreciation
(depreciation) on investments	170,983,026	373,129	11,625,267	2,080,344	2,213,098	8,706	(57,562,538)
Net realized and unrealized gain (loss)	170,820,902	351,873	2,528,250	(2,510,249)	2,032,901	5,960	44,024,475

Net change in net assets
from operations	$160,895,002	$345,702	$2,654,924	$876,340	$2,767,522	$8,836	$41,446,489

(a)	The period is from January 1, 2019 through June 24, 2019, the date the Fund was acquired. See Note 1. in the Notes to Financial Statements.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2019

	JNL/MC 10 x 10 Fund - Class I(a)	JNL/PPM America Long Short Credit Fund - Class A(a)	JNL/PPM America Long Short Credit Fund - Class I(a)
Investment Income
Dividends	$—	$856,555	$18,116
Expenses
Asset-based charges	34	89,581	501
Total expenses	34	89,581	501
Net investment income (loss)	(34)	766,974	17,615

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	—	—	—
Investments	1,902	(1,485,757)	(40,967)
Net change in unrealized appreciation
(depreciation) on investments	365	1,340,868	3,247
Net realized and unrealized gain (loss)	2,267	(144,889)	(37,720)

Net change in net assets
from operations	$2,233	$622,085	$(20,105)

(a)	The period is from January 1, 2019 through June 24, 2019, the date the Fund was acquired. See Note 1. in the Notes to Financial Statements.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL Aggressive Growth Allocation Fund - Class A	JNL Aggressive Growth Allocation Fund - Class I	JNL Conservative Allocation Fund - Class A	JNL Conservative Allocation Fund - Class I	JNL Growth Allocation Fund - Class A	JNL Growth Allocation Fund - Class I	JNL Institutional Alt 100 Fund - Class A
Operations
Net investment income (loss)	$(17,712,009)	$(27,937)	$(4,324,957)	$(10,569)	$(28,527,310)	$(37,821)	$(2,222,096)
Net realized gain (loss) on investments	43,214,907	51,267	7,541,473	50,919	68,078,512	110,106	327,037
Net change in unrealized appreciation
(depreciation) on investments	270,395,886	1,300,290	34,828,678	174,135	388,287,622	1,642,827	22,812,641
Net change in net assets
from operations	295,898,784	1,323,620	38,045,194	214,485	427,838,824	1,715,112	20,917,582

Contract transactions
Purchase payments	62,583,181	3,338,537	54,424,483	3,236,662	78,869,584	4,793,264	3,840,283
Surrenders and terminations	(116,711,038)	(47,710)	(56,830,391)	(511,622)	(154,278,376)	(90,342)	(38,393,034)
Transfers between Investment Divisions	(54,914,583)	(126,011)	71,068,352	(121,304)	(76,590,706)	(661,782)	(16,255,595)
Contract owner charges	(15,285,428)	(86,250)	(1,724,826)	(22,736)	(26,214,054)	(53,191)	(185,724)
Net change in net assets
from contract transactions	(124,327,868)	3,078,566	66,937,618	2,581,000	(178,213,552)	3,987,949	(50,994,070)

Net change in net assets	171,570,916	4,402,186	104,982,812	2,795,485	249,625,272	5,703,061	(30,076,488)

Net assets beginning of year	1,255,546,244	3,715,949	322,078,506	357,209	2,011,397,955	5,905,770	230,160,889

Net assets end of year	$1,427,117,160	$8,118,135	$427,061,318	$3,152,694	$2,261,023,227	$11,608,831	$200,084,401

Contract unit transactions
Units outstanding at beginning of year	96,925,296	306,822	29,228,563	31,132	146,725,103	446,073	23,362,558
Units issued	10,562,888	295,155	16,445,956	330,990	12,374,330	490,769	886,734
Units redeemed	(19,073,676)	(77,211)	(10,739,303)	(116,926)	(24,294,168)	(233,688)	(5,800,081)
Units outstanding at end of year	88,414,508	524,766	34,935,216	245,196	134,805,265	703,154	18,449,211
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$155,147,023	$4,168,446	$192,828,522	$4,037,979	$190,978,753	$7,616,634	$9,162,027
Proceeds from sales	$297,186,900	$1,117,817	$130,215,861	$1,467,548	$397,719,615	$3,666,506	$62,378,193

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL Institutional Alt 25 Fund - Class A	JNL Institutional Alt 25 Fund - Class I	JNL Institutional Alt 50 Fund - Class A	JNL Institutional Alt 50 Fund - Class I	JNL iShares Tactical Growth Fund - Class A	JNL iShares Tactical Growth Fund - Class I	JNL iShares Tactical Moderate Fund - Class A
Operations
Net investment income (loss)	$(35,295,359)	$(3,420)	$(30,097,966)	$(4,713)	$1,335,313	$42,451	$1,189,258
Net realized gain (loss) on investments	50,081,360	1,022	42,103,839	8,689	8,309,288	50,639	3,439,756
Net change in unrealized appreciation
(depreciation) on investments	383,373,025	120,424	271,273,389	148,453	28,191,979	441,447	10,908,890
Net change in net assets
from operations	398,159,026	118,026	283,279,262	152,429	37,836,580	534,537	15,537,904

Contract transactions
Purchase payments	19,163,743	224,430	21,200,046	171,576	23,725,587	369,086	15,656,702
Surrenders and terminations	(227,763,141)	(10,111)	(200,156,211)	(16,659)	(17,562,313)	(35,744)	(13,901,614)
Transfers between Investment Divisions	(125,295,126)	127,748	(139,249,280)	(120,137)	2,741,725	(59,649)	6,167,121
Contract owner charges	(37,574,126)	(10,409)	(30,837,064)	(12,884)	(384,138)	(40,392)	(279,298)
Net change in net assets
from contract transactions	(371,468,650)	331,658	(349,042,509)	21,896	8,520,861	233,301	7,642,911

Net change in net assets	26,690,376	449,684	(65,763,247)	174,325	46,357,441	767,838	23,180,815

Net assets beginning of year	2,509,523,786	505,291	2,190,406,973	1,023,774	181,416,597	2,307,208	116,202,665

Net assets end of year	$2,536,214,162	$954,975	$2,124,643,726	$1,198,099	$227,774,038	$3,075,046	$139,383,480

Contract unit transactions
Units outstanding at beginning of year	143,487,935	31,884	127,971,204	63,030	12,581,876	175,047	9,665,518
Units issued	5,428,734	21,246	5,583,620	24,918	3,409,587	47,850	3,358,715
Units redeemed	(24,991,627)	(1,172)	(24,718,852)	(24,933)	(2,831,873)	(30,640)	(2,636,424)
Units outstanding at end of year	123,925,042	51,958	108,835,972	63,015	13,159,590	192,257	10,387,809
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$102,850,949	$352,356	$103,120,441	$447,007	$59,627,911	$790,612	$45,168,575
Proceeds from sales	$509,614,958	$24,118	$482,260,916	$429,824	$45,712,997	$460,632	$34,794,321

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL iShares Tactical Moderate Fund - Class I	JNL iShares Tactical Moderate Growth Fund - Class A	JNL iShares Tactical Moderate Growth Fund - Class I	JNL Moderate Allocation Fund - Class A	JNL Moderate Allocation Fund - Class I	JNL Moderate Growth Allocation Fund - Class A	JNL Moderate Growth Allocation Fund - Class I
Operations
Net investment income (loss)	$33,725	$2,144,239	$56,152	$(5,688,535)	$(16,371)	$(27,201,561)	$(14,828)
Net realized gain (loss) on investments	33,751	7,949,389	48,334	11,166,916	21,986	56,793,781	43,321
Net change in unrealized appreciation
(depreciation) on investments	133,783	28,324,108	358,201	61,370,311	508,063	324,379,724	492,166
Net change in net assets
from operations	201,259	38,417,736	462,687	66,848,692	513,678	353,971,944	520,659

Contract transactions
Purchase payments	733,255	21,656,030	829,110	64,312,225	3,233,172	91,266,178	1,499,825
Surrenders and terminations	(57,820)	(22,478,598)	(34,395)	(65,219,072)	(379,727)	(219,475,853)	(341,326)
Transfers between Investment Divisions	(55,223)	(2,595,142)	(169,724)	45,879,333	(51,742)	(8,265,481)	469,730
Contract owner charges	(20,735)	(376,378)	(29,468)	(1,885,395)	(29,513)	(19,712,175)	(38,119)
Net change in net assets
from contract transactions	599,477	(3,794,088)	595,523	43,087,091	2,772,190	(156,187,331)	1,590,110

Net change in net assets	800,736	34,623,648	1,058,210	109,935,783	3,285,868	197,784,613	2,110,769

Net assets beginning of year	1,110,041	230,255,587	2,282,248	453,477,404	2,596,975	2,022,087,117	1,855,406

Net assets end of year	$1,910,777	$264,879,235	$3,340,458	$563,413,187	$5,882,843	$2,219,871,730	$3,966,175

Contract unit transactions
Units outstanding at beginning of year	92,527	17,199,507	176,123	36,646,040	208,284	143,286,956	145,324
Units issued	74,056	3,043,657	65,770	11,462,572	270,017	15,565,611	157,434
Units redeemed	(25,687)	(3,293,464)	(18,861)	(7,922,458)	(76,148)	(26,266,249)	(42,385)
Units outstanding at end of year	140,896	16,949,700	223,032	40,186,154	402,153	132,586,318	260,373
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$987,978	$52,658,617	$974,083	$149,221,987	$3,790,544	$242,830,673	$2,210,399
Proceeds from sales	$333,310	$50,748,250	$278,229	$111,823,431	$1,034,725	$426,219,565	$635,117

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL Multi-Manager Alternative Fund - Class A	JNL Multi-Manager International Small Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class I	JNL Multi-Manager Small Cap Growth Fund - Class A	JNL Multi-Manager Small Cap Growth Fund - Class I	JNL Multi-Manager Small Cap Value Fund - Class A
Operations
Net investment income (loss)	$(140,860)	$(801)	$(1,909,020)	$(9,418)	$(22,833,984)	$(36,632)	$(8,300,365)
Net realized gain (loss) on investments	141,124	16,413	2,250,493	34,787	47,253,346	92,905	(8,526,598)
Net change in unrealized appreciation
(depreciation) on investments	1,085,391	615,124	32,346,828	462,403	431,607,793	2,037,517	144,168,841
Net change in net assets
from operations	1,085,655	630,736	32,688,301	487,772	456,027,155	2,093,790	127,341,878

Contract transactions
Purchase payments	1,334,448	784,644	27,326,936	1,131,899	120,814,492	3,528,583	29,126,227
Surrenders and terminations	(1,305,394)	(73,018)	(7,690,397)	(54,244)	(126,267,106)	(356,834)	(45,469,414)
Transfers between Investment Divisions	328,797	4,303,854	40,449,063	(268,157)	121,005,158	1,731,892	20,559,256
Contract owner charges	(5,746)	(195)	(1,769,844)	(22,850)	(20,664,175)	(85,458)	(7,194,847)
Net change in net assets
from contract transactions	352,105	5,015,285	58,315,758	786,648	94,888,369	4,818,183	(2,978,778)

Net change in net assets	1,437,760	5,646,021	91,004,059	1,274,420	550,915,524	6,911,973	124,363,100

Net assets beginning of year	13,685,513	411,487	101,433,173	1,509,350	1,318,819,103	4,465,611	540,930,885

Net assets end of year	$15,123,273	$6,057,508	$192,437,232	$2,783,770	$1,869,734,627	$11,377,584	$665,293,985

Contract unit transactions
Units outstanding at beginning of year	1,427,450	51,123	8,948,522	129,862	27,849,298	67,706	28,899,860
Units issued	427,597	611,755	7,238,057	126,127	7,990,940	80,943	5,723,850
Units redeemed	(395,642)	(86,201)	(2,826,983)	(69,678)	(6,570,160)	(22,473)	(5,931,482)
Units outstanding at end of year	1,459,405	576,677	13,359,596	186,311	29,270,078	126,176	28,692,228
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$4,307,787	$5,846,551	$95,888,151	$1,731,875	$472,094,338	$6,662,221	$122,154,139
Proceeds from sales	$4,096,542	$832,067	$39,481,413	$954,645	$400,039,953	$1,880,670	$133,433,282

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL Multi-Manager Small Cap Value Fund - Class I	JNL S&P 500 Index Fund - Class I	JNL/American Funds Balanced Fund - Class A	JNL/American Funds Balanced Fund - Class I	JNL/American Funds Blue Chip Income and Growth Fund - Class A	JNL/American Funds Blue Chip Income and Growth Fund - Class I	JNL/American Funds Capital Income Builder Fund - Class A
Operations
Net investment income (loss)	$(8,789)	$(225,882)	$(16,546,696)	$(70,199)	$(39,730,314)	$(43,709)	$(828,676)
Net realized gain (loss) on investments	(13,850)	909,083	7,981,805	33,642	127,208,095	71,512	599,805
Net change in unrealized appreciation
(depreciation) on investments	444,139	12,224,629	216,528,244	2,859,549	423,352,455	1,894,123	9,283,845
Net change in net assets
from operations	421,500	12,907,830	207,963,353	2,822,992	510,830,236	1,921,926	9,054,974

Contract transactions
Purchase payments	1,188,681	39,212,031	242,177,007	8,629,962	146,759,626	6,871,869	52,961,343
Surrenders and terminations	(69,213)	(1,706,609)	(69,465,671)	(286,637)	(200,955,753)	(681,895)	(2,574,665)
Transfers between Investment Divisions	446,243	3,545,575	137,530,686	524,734	(70,632,426)	243,342	39,541,826
Contract owner charges	(20,494)	(484,252)	(15,466,316)	(160,262)	(39,441,730)	(114,588)	(643,022)
Net change in net assets
from contract transactions	1,545,217	40,566,745	294,775,706	8,707,797	(164,270,283)	6,318,728	89,285,482

Net change in net assets	1,966,717	53,474,575	502,739,059	11,530,789	346,559,953	8,240,654	98,340,456

Net assets beginning of year	1,055,404	27,799,448	963,781,527	10,200,796	2,699,797,791	5,838,439	21,747,318

Net assets end of year	$3,022,121	$81,274,023	$1,466,520,586	$21,731,585	$3,046,357,744	$14,079,093	$120,087,774

Contract unit transactions
Units outstanding at beginning of year	45,714	2,729,944	62,689,945	500,900	141,339,101	268,332	2,310,714
Units issued	71,616	4,596,748	27,795,889	486,933	17,529,873	422,070	10,195,442
Units redeemed	(12,531)	(1,207,615)	(10,612,798)	(102,794)	(25,541,173)	(152,953)	(1,478,780)
Units outstanding at end of year	104,799	6,119,077	79,873,036	885,039	133,327,801	537,449	11,027,376
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$1,878,173	$55,029,566	$472,727,808	$11,074,564	$362,824,320	$9,983,864	$104,529,606
Proceeds from sales	$341,745	$14,688,703	$194,498,798	$2,436,966	$566,824,917	$3,708,845	$16,072,800

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/American Funds Capital Income Builder Fund - Class I	JNL/American Funds Global Bond Fund - Class A	JNL/American Funds Global Bond Fund - Class I	JNL/American Funds Global Growth Fund - Class A	JNL/American Funds Global Growth Fund - Class I	JNL/American Funds Global Small Capitalization Fund - Class A	JNL/American Funds Global Small Capitalization Fund - Class I
Operations
Net investment income (loss)	$(8,950)	$(6,501,338)	$(7,093)	$(3,523,662)	$(21,083)	$(8,917,273)	$(16,689)
Net realized gain (loss) on investments	28,356	2,492,277	6,922	6,793,274	50,641	11,770,485	45,795
Net change in unrealized appreciation
(depreciation) on investments	301,775	31,489,818	100,608	82,196,351	1,323,513	162,945,923	920,940
Net change in net assets
from operations	321,181	27,480,757	100,437	85,465,963	1,353,071	165,799,135	950,046

Contract transactions
Purchase payments	1,666,957	18,252,944	879,541	68,275,679	2,735,161	32,125,327	1,351,241
Surrenders and terminations	(48,825)	(38,001,663)	(51,814)	(19,565,020)	(151,906)	(42,214,180)	(218,779)
Transfers between Investment Divisions	(240,482)	(4,882,484)	142,911	86,066,375	315,533	(21,576,808)	68,681
Contract owner charges	(18,332)	(6,265,166)	(12,791)	(1,454,142)	(52,705)	(8,913,642)	(37,147)
Net change in net assets
from contract transactions	1,359,318	(30,896,369)	957,847	133,322,892	2,846,083	(40,579,303)	1,163,996

Net change in net assets	1,680,499	(3,415,612)	1,058,284	218,788,855	4,199,154	125,219,832	2,114,042

Net assets beginning of year	1,211,873	472,081,340	1,122,789	206,532,871	2,795,455	582,674,388	2,547,987

Net assets end of year	$2,892,372	$468,665,728	$2,181,073	$425,321,726	$6,994,609	$707,894,220	$4,662,029

Contract unit transactions
Units outstanding at beginning of year	128,401	45,804,120	95,227	15,303,097	211,396	41,752,217	160,808
Units issued	191,264	6,767,616	103,958	12,612,051	250,148	5,730,291	114,276
Units redeemed	(58,053)	(9,801,820)	(26,139)	(4,156,941)	(70,803)	(8,287,244)	(50,300)
Units outstanding at end of year	261,612	42,769,916	173,046	23,758,207	390,741	39,195,264	224,784
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$1,958,880	$72,194,907	$1,277,143	$198,115,095	$3,982,329	$93,099,613	$2,110,843
Proceeds from sales	$608,512	$109,592,614	$326,389	$68,315,865	$1,157,329	$142,596,189	$963,536

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/American Funds Growth Allocation Fund - Class A	JNL/American Funds Growth Allocation Fund - Class I	JNL/American Funds Growth Fund - Class A	JNL/American Funds Growth Fund - Class I	JNL/American Funds Growth-Income Fund - Class A	JNL/American Funds Growth-Income Fund - Class I	JNL/American Funds International Fund - Class A
Operations
Net investment income (loss)	$(32,621,902)	$(60,387)	$(9,778,251)	$(65,520)	$(87,591,829)	$(174,128)	$(23,295,364)
Net realized gain (loss) on investments	66,158,953	126,959	29,410,975	224,657	269,797,908	374,179	24,721,824
Net change in unrealized appreciation
(depreciation) on investments	439,915,183	2,599,048	181,901,049	3,614,846	1,224,256,897	8,263,452	327,381,525
Net change in net assets
from operations	473,452,234	2,665,620	201,533,773	3,773,983	1,406,462,976	8,463,503	328,807,985

Contract transactions
Purchase payments	214,000,659	4,662,975	292,333,669	7,558,912	682,251,065	21,955,889	86,629,625
Surrenders and terminations	(124,125,375)	(388,496)	(52,359,294)	(819,550)	(388,877,352)	(1,203,113)	(103,379,834)
Transfers between Investment Divisions	(33,749,923)	494,306	153,450,161	269,945	(47,405,708)	(499,313)	(97,413,788)
Contract owner charges	(32,069,694)	(153,326)	(5,389,256)	(163,930)	(83,501,355)	(494,213)	(21,123,504)
Net change in net assets
from contract transactions	24,055,667	4,615,459	388,035,280	6,845,377	162,466,650	19,759,250	(135,287,501)

Net change in net assets	497,507,901	7,281,079	589,569,053	10,619,360	1,568,929,626	28,222,753	193,520,484

Net assets beginning of year	2,170,711,051	9,260,160	518,662,934	9,274,100	5,780,078,421	24,203,766	1,632,856,406

Net assets end of year	$2,668,218,952	$16,541,239	$1,108,231,987	$19,893,460	$7,349,008,047	$52,426,519	$1,826,376,890

Contract unit transactions
Units outstanding at beginning of year	146,895,742	599,359	25,442,043	434,247	277,013,360	1,027,526	128,182,615
Units issued	23,511,302	419,769	25,179,937	464,942	49,162,736	1,185,581	14,181,734
Units redeemed	(22,286,876)	(150,655)	(8,112,466)	(181,410)	(42,436,934)	(428,582)	(23,925,091)
Units outstanding at end of year	148,120,168	868,473	42,509,514	717,779	283,739,162	1,784,525	118,439,258
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$389,702,873	$7,244,710	$576,226,859	$11,319,741	$1,156,056,491	$31,100,421	$201,465,512
Proceeds from sales	$398,269,108	$2,689,638	$197,969,830	$4,539,884	$1,081,181,670	$11,515,299	$360,048,377

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/American Funds International Fund - Class I	JNL/American Funds Moderate Growth Allocation Fund - Class A	JNL/American Funds Moderate Growth Allocation Fund - Class I	JNL/American Funds New World Fund - Class A	JNL/American Funds New World Fund - Class I	JNL/AQR Large Cap Defensive Style Fund - Class A(a)	JNL/AQR Large Cap Defensive Style Fund - Class I(a)
Operations
Net investment income (loss)	$(35,774)	$(29,255,565)	$(49,847)	$(17,635,735)	$(41,402)	$(109,950)	$(671)
Net realized gain (loss) on investments	(50,013)	63,169,062	103,736	26,315,025	108,923	120,711	1,106
Net change in unrealized appreciation
(depreciation) on investments	1,644,534	304,170,846	1,799,943	293,240,095	2,176,153	1,638,037	29,032
Net change in net assets
from operations	1,558,747	338,084,343	1,853,832	301,919,385	2,243,674	1,648,798	29,467

Contract transactions
Purchase payments	2,713,306	146,509,129	7,035,514	64,354,301	4,263,333	5,372,690	284,879
Surrenders and terminations	(406,565)	(154,976,229)	(834,713)	(79,339,443)	(428,463)	(743,734)	(1,170)
Transfers between Investment Divisions	(401,089)	(18,198,079)	(480,204)	(27,289,173)	65,612	28,156,072	257,538
Contract owner charges	(83,982)	(26,962,534)	(104,415)	(17,670,516)	(94,928)	(91,863)	(677)
Net change in net assets
from contract transactions	1,821,670	(53,627,713)	5,616,182	(59,944,831)	3,805,554	32,693,165	540,570

Net change in net assets	3,380,417	284,456,630	7,470,014	241,974,554	6,049,228	34,341,963	570,037

Net assets beginning of year	6,464,198	2,009,614,646	7,934,714	1,148,077,068	6,165,264	—	—

Net assets end of year	$9,844,615	$2,294,071,276	$15,404,728	$1,390,051,622	$12,214,492	$34,341,963	$570,037

Contract unit transactions
Units outstanding at beginning of year	447,287	148,503,193	557,601	99,661,537	471,130	—	—
Units issued	244,762	20,608,309	529,221	13,571,010	437,854	3,723,105	61,171
Units redeemed	(134,200)	(24,519,912)	(169,253)	(18,288,350)	(180,996)	(491,709)	(7,822)
Units outstanding at end of year	557,849	144,591,590	917,569	94,944,197	727,988	3,231,396	53,349
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$3,995,904	$306,071,963	$8,276,199	$179,665,852	$6,558,327	$37,759,323	$619,546
Proceeds from sales	$2,210,008	$388,955,241	$2,709,864	$257,246,418	$2,794,175	$5,176,108	$79,647

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class A	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I	JNL/AQR Managed Futures Strategy Fund - Class A	JNL/BlackRock Advantage International Fund - Class A(a)	JNL/BlackRock Advantage International Fund - Class I(a)	JNL/BlackRock Global Allocation Fund - Class A	JNL/BlackRock Global Allocation Fund - Class I
Operations
Net investment income (loss)	$(3,847,109)	$(4,078)	$(995,337)	$11,050	$998	$(44,831,150)	$(54,870)
Net realized gain (loss) on investments	5,378,340	(5,783)	(7,607,937)	499	12	40,626,375	(29,043)
Net change in unrealized appreciation
(depreciation) on investments	59,475,325	211,138	7,966,268	155,557	4,261	508,106,301	2,106,122
Net change in net assets
from operations	61,006,556	201,277	(637,006)	167,106	5,271	503,901,526	2,022,209

Contract transactions
Purchase payments	4,554,546	125,008	1,726,100	1,897,310	127,339	116,491,155	4,793,364
Surrenders and terminations	(22,156,897)	(1,611)	(12,096,594)	(11,724)	—	(272,659,837)	(667,802)
Transfers between Investment Divisions	(27,896,520)	275,314	(8,957,321)	1,159,699	26,899	(187,987,615)	(841,473)
Contract owner charges	(3,538,927)	(10,734)	(193,027)	(7,010)	(153)	(43,829,362)	(166,177)
Net change in net assets
from contract transactions	(49,037,798)	387,977	(19,520,842)	3,038,275	154,085	(387,985,659)	3,117,912

Net change in net assets	11,968,758	589,254	(20,157,848)	3,205,381	159,356	115,915,867	5,140,121

Net assets beginning of year	271,715,053	621,832	104,656,761	—	—	3,293,386,734	9,598,347

Net assets end of year	$283,683,811	$1,211,086	$84,498,913	$3,205,381	$159,356	$3,409,302,601	$14,738,468

Contract unit transactions
Units outstanding at beginning of year	18,892,156	35,977	11,588,656	—	—	268,415,432	696,969
Units issued	1,396,187	27,319	989,384	310,134	15,079	21,183,820	603,763
Units redeemed	(4,451,697)	(7,383)	(3,140,594)	(5,352)	(15)	(50,845,102)	(372,816)
Units outstanding at end of year	15,836,646	55,913	9,437,446	304,782	15,064	238,754,150	927,916
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$22,651,551	$527,946	$8,822,861	$3,110,720	$155,320	$281,915,385	$8,569,776
Proceeds from sales	$75,536,458	$144,047	$29,339,040	$61,395	$237	$714,732,194	$5,506,734

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/BlackRock Global Natural Resources Fund - Class A	JNL/BlackRock Global Natural Resources Fund - Class I	JNL/BlackRock Large Cap Select Growth Fund - Class A	JNL/BlackRock Large Cap Select Growth Fund - Class I	JNL/Boston Partners Global Long Short Equity Fund - Class A	JNL/Boston Partners Global Long Short Equity Fund - Class I	JNL/Causeway International Value Select Fund - Class A
Operations
Net investment income (loss)	$(8,274,647)	$(7,030)	$(35,588,619)	$(64,163)	$(405,218)	$(1,658)	$6,627,088
Net realized gain (loss) on investments	(22,134,750)	4,796	106,438,142	121,938	(488,278)	(2,811)	21,760,714
Net change in unrealized appreciation
(depreciation) on investments	106,449,905	190,948	587,992,720	3,469,124	2,226,090	19,988	42,362,902
Net change in net assets
from operations	76,040,508	188,714	658,842,243	3,526,899	1,332,594	15,519	70,750,704

Contract transactions
Purchase payments	15,838,153	1,343,595	172,538,978	5,902,942	4,862,945	158,490	15,558,804
Surrenders and terminations	(53,461,455)	(20,642)	(190,930,062)	(776,114)	(3,294,460)	(510)	(31,709,148)
Transfers between Investment Divisions	(18,550,596)	926,100	67,318,857	2,488,392	2,768,463	41,472	(3,200,004)
Contract owner charges	(7,834,306)	(21,976)	(33,088,470)	(165,222)	(126,166)	(3,572)	(5,566,473)
Net change in net assets
from contract transactions	(64,008,204)	2,227,077	15,839,303	7,449,998	4,210,782	195,880	(24,916,821)

Net change in net assets	12,032,304	2,415,791	674,681,546	10,976,897	5,543,376	211,399	45,833,883

Net assets beginning of year	589,691,515	614,425	2,165,262,828	8,660,190	34,144,327	243,431	417,372,056

Net assets end of year	$601,723,819	$3,030,216	$2,839,944,374	$19,637,087	$39,687,703	$454,830	$463,205,939

Contract unit transactions
Units outstanding at beginning of year	85,587,050	77,960	38,218,840	105,384	3,437,579	24,317	31,251,676
Units issued	9,316,495	298,255	7,947,685	106,684	1,786,636	26,937	4,289,978
Units redeemed	(17,902,391)	(37,571)	(7,924,495)	(28,631)	(1,352,785)	(7,950)	(6,050,622)
Units outstanding at end of year	77,001,154	338,644	38,242,030	183,437	3,871,430	43,304	29,491,032
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$68,939,425	$2,552,860	$538,300,521	$10,306,930	$17,889,458	$277,069	$98,830,794
Proceeds from sales	$141,222,276	$332,813	$558,049,837	$2,921,095	$14,083,894	$82,847	$93,525,196

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Causeway International Value Select Fund - Class I	JNL/ClearBridge Large Cap Growth Fund - Class A	JNL/ClearBridge Large Cap Growth Fund - Class I	JNL/Crescent High Income Fund - Class A	JNL/Crescent High Income Fund - Class I	JNL/DFA Growth Allocation Fund - Class A	JNL/DFA Growth Allocation Fund - Class I
Operations
Net investment income (loss)	$60,602	$(3,021,068)	$(23,541)	$(1,354,662)	$(5,523)	$78,830	$50,801
Net realized gain (loss) on investments	75,658	9,572,975	126,019	(80,183)	2,902	3,019,091	53,254
Net change in unrealized appreciation
(depreciation) on investments	193,332	46,267,232	1,148,363	9,596,056	115,585	27,893,086	603,673
Net change in net assets
from operations	329,592	52,819,139	1,250,841	8,161,211	112,964	30,991,007	707,728

Contract transactions
Purchase payments	657,194	52,630,670	3,316,558	11,435,518	522,669	34,349,040	1,306,298
Surrenders and terminations	(263,403)	(13,135,095)	(150,065)	(9,497,302)	(209,196)	(6,489,296)	(38,909)
Transfers between Investment Divisions	22,948	84,852,990	1,522,569	36,567,025	56,681	(5,135,935)	239,642
Contract owner charges	(24,018)	(2,671,964)	(58,833)	(1,046,370)	(10,812)	(2,247,326)	(41,488)
Net change in net assets
from contract transactions	392,721	121,676,601	4,630,229	37,458,871	359,342	20,476,483	1,465,543

Net change in net assets	722,313	174,495,740	5,881,070	45,620,082	472,306	51,467,490	2,173,271

Net assets beginning of year	1,415,938	112,482,528	2,426,698	81,390,716	981,013	148,559,177	2,700,463

Net assets end of year	$2,138,251	$286,978,268	$8,307,768	$127,010,798	$1,453,319	$200,026,667	$4,873,734

Contract unit transactions
Units outstanding at beginning of year	76,820	10,559,538	224,508	7,794,525	92,752	15,299,343	269,793
Units issued	78,507	19,067,258	487,328	7,023,712	62,114	6,355,365	152,818
Units redeemed	(56,682)	(8,942,318)	(126,684)	(3,646,824)	(27,906)	(4,479,864)	(21,197)
Units outstanding at end of year	98,645	20,684,478	585,152	11,171,413	126,960	17,174,844	401,414
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$1,707,147	$234,375,552	$6,289,851	$77,548,867	$678,861	$72,990,972	$1,821,937
Proceeds from sales	$1,138,080	$115,720,019	$1,683,163	$41,444,658	$325,042	$50,484,614	$257,629

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/DFA International Core Equity Fund - Class A(a)	JNL/DFA International Core Equity Fund - Class I(a)	JNL/DFA Moderate Growth Allocation Fund - Class A	JNL/DFA Moderate Growth Allocation Fund - Class I	JNL/DFA U.S. Core Equity Fund - Class A	JNL/DFA U.S. Core Equity Fund - Class I	JNL/DFA U.S. Small Cap Fund - Class A
Operations
Net investment income (loss)	$(22,227)	$(158)	$394,084	$64,578	$(14,282,902)	$(28,454)	$(708,514)
Net realized gain (loss) on investments	16,574	59	2,182,140	63,866	39,922,760	51,589	6,509,343
Net change in unrealized appreciation
(depreciation) on investments	517,899	12,582	18,149,569	631,501	231,435,560	1,471,553	12,744,672
Net change in net assets
from operations	512,246	12,483	20,725,793	759,945	257,075,418	1,494,688	18,545,501

Contract transactions
Purchase payments	3,588,089	222,134	28,680,630	1,128,990	55,952,763	3,866,649	24,039,853
Surrenders and terminations	(198,913)	—	(8,671,701)	(84,506)	(77,001,035)	(249,858)	(7,766,161)
Transfers between Investment Divisions	4,810,721	(2,203)	3,188,356	21,601	33,009,102	(309,403)	35,267,406
Contract owner charges	(16,672)	(533)	(1,601,804)	(29,958)	(12,287,025)	(59,740)	(645,830)
Net change in net assets
from contract transactions	8,183,225	219,398	21,595,481	1,036,127	(326,195)	3,247,648	50,895,268

Net change in net assets	8,695,471	231,881	42,321,274	1,796,072	256,749,223	4,742,336	69,440,769

Net assets beginning of year	—	—	114,807,412	3,758,995	910,822,839	3,682,515	73,218,975

Net assets end of year	$8,695,471	$231,881	$157,128,686	$5,555,067	$1,167,572,062	$8,424,851	$142,659,744

Contract unit transactions
Units outstanding at beginning of year	—	—	11,699,129	372,719	28,744,043	83,280	4,615,620
Units issued	841,835	23,186	4,848,812	150,655	5,933,310	96,763	4,519,601
Units redeemed	(33,186)	(1,747)	(2,844,694)	(53,622)	(5,894,969)	(32,082)	(1,594,067)
Units outstanding at end of year	808,649	21,439	13,703,247	469,752	28,782,384	147,961	7,541,154
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$8,528,944	$236,784	$55,878,182	$1,767,361	$213,032,598	$4,902,214	$89,495,405
Proceeds from sales	$367,946	$17,544	$32,429,383	$616,389	$227,641,695	$1,683,020	$29,158,853

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/DFA U.S. Small Cap Fund - Class I	JNL/DoubleLine Core Fixed Income Fund - Class A	JNL/DoubleLine Core Fixed Income Fund - Class I	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I
Operations
Net investment income (loss)	$25,879	$33,570,328	$302,245	$(389,284)	$(5,557)	$(14,628,673)	$(45,974)
Net realized gain (loss) on investments	263,514	15,395,048	78,157	620,838	3,332	6,719,130	88,048
Net change in unrealized appreciation
(depreciation) on investments	338,345	112,038,036	111,143	2,122,657	118,170	297,703,761	2,615,844
Net change in net assets
from operations	627,738	161,003,412	491,545	2,354,211	115,945	289,794,218	2,657,918

Contract transactions
Purchase payments	1,840,031	78,772,263	8,646,865	9,482,230	670,484	155,397,139	6,596,888
Surrenders and terminations	(153,096)	(258,523,105)	(368,337)	(2,744,607)	(16,221)	(64,096,511)	(535,045)
Transfers between Investment Divisions	703,534	58,720,652	1,287,076	23,902,058	29,357	239,736,919	860,242
Contract owner charges	(33,725)	(29,901,201)	(60,777)	(280,991)	(9,174)	(11,735,003)	(117,473)
Net change in net assets
from contract transactions	2,356,744	(150,931,391)	9,504,827	30,358,690	674,446	319,302,544	6,804,612

Net change in net assets	2,984,482	10,072,021	9,996,372	32,712,901	790,391	609,096,762	9,462,530

Net assets beginning of year	1,940,376	2,581,224,405	3,757,430	12,566,553	837,171	802,439,388	5,362,943

Net assets end of year	$4,924,858	$2,591,296,426	$13,753,802	$45,279,454	$1,627,562	$1,411,536,150	$14,825,473

Contract unit transactions
Units outstanding at beginning of year	206,727	125,685,202	134,577	1,183,498	77,535	55,236,598	374,257
Units issued	285,873	17,440,894	447,123	4,404,750	69,881	29,998,795	590,046
Units redeemed	(80,304)	(25,204,578)	(117,999)	(1,687,553)	(11,044)	(11,560,721)	(191,421)
Units outstanding at end of year	412,296	117,921,518	463,701	3,900,695	136,372	73,674,672	772,882
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$3,656,538	$444,001,278	$13,312,353	$49,483,854	$800,913	$518,434,211	$10,101,919
Proceeds from sales	$931,508	$561,362,341	$3,505,281	$19,514,448	$132,024	$213,760,340	$3,343,281

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/DoubleLine Total Return Fund - Class A	JNL/DoubleLine Total Return Fund - Class I	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class A	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I	JNL/FAMCO Flex Core Covered Call Fund - Class A	JNL/FAMCO Flex Core Covered Call Fund - Class I	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class A
Operations
Net investment income (loss)	$(12,188,994)	$(40,791)	$302,207	$15,919	$(1,598,540)	$(3,610)	$3,066,404
Net realized gain (loss) on investments	5,249,467	219,189	(339,046)	(2,298)	(440,558)	3,861	(495,716)
Net change in unrealized appreciation
(depreciation) on investments	45,952,038	330,463	5,637,410	122,385	27,489,246	148,406	58,858,664
Net change in net assets
from operations	39,012,511	508,861	5,600,571	136,006	25,450,148	148,657	61,429,352

Contract transactions
Purchase payments	83,093,290	4,514,153	4,150,850	450,624	8,032,664	206,881	39,421,835
Surrenders and terminations	(79,951,220)	(1,448,163)	(4,252,577)	(219,812)	(15,305,755)	(62,689)	(72,396,899)
Transfers between Investment Divisions	118,507,660	3,475,600	598,473	(62,600)	(3,021,841)	43,271	11,224,333
Contract owner charges	(9,108,404)	(55,690)	(105,074)	(5,789)	(600,183)	(8,277)	(10,320,292)
Net change in net assets
from contract transactions	112,541,326	6,485,900	391,672	162,423	(10,895,115)	179,186	(32,071,023)

Net change in net assets	151,553,837	6,994,761	5,992,243	298,429	14,555,033	327,843	29,358,329

Net assets beginning of year	861,074,473	4,648,183	42,761,125	830,249	129,488,997	602,814	803,002,659

Net assets end of year	$1,012,628,310	$11,642,944	$48,753,368	$1,128,678	$144,044,030	$930,657	$832,360,988

Contract unit transactions
Units outstanding at beginning of year	78,693,525	417,325	4,316,758	87,645	10,592,967	52,630	31,560,367
Units issued	32,101,314	1,555,931	1,612,837	76,942	2,575,555	27,669	5,676,015
Units redeemed	(22,141,569)	(979,483)	(1,588,416)	(59,559)	(3,294,703)	(13,642)	(7,049,451)
Units outstanding at end of year	88,653,270	993,773	4,341,179	105,028	9,873,819	66,657	30,186,931
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$359,771,704	$17,673,476	$17,038,432	$779,532	$33,749,170	$360,632	$164,950,273
Proceeds from sales	$259,419,372	$11,228,367	$16,344,553	$601,190	$46,242,825	$185,056	$193,954,892

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I	JNL/First State Global Infrastructure Fund - Class A	JNL/First State Global Infrastructure Fund - Class I	JNL/FPA + DoubleLine Flexible Allocation Fund - Class A	JNL/FPA + DoubleLine Flexible Allocation Fund - Class I	JNL/Franklin Templeton Global Fund - Class A	JNL/Franklin Templeton Global Fund - Class I
Operations
Net investment income (loss)	$61,727	$(9,286,105)	$(5,766)	$(20,464,527)	$(3,732)	$(5,699,342)	$(3,955)
Net realized gain (loss) on investments	17,940	8,936,154	32,897	346,284	(887)	(4,827,774)	(4,257)
Net change in unrealized appreciation
(depreciation) on investments	125,698	158,885,744	262,219	282,299,404	149,436	60,455,346	153,211
Net change in net assets
from operations	205,365	158,535,793	289,350	262,181,161	144,817	49,928,230	144,999

Contract transactions
Purchase payments	1,565,975	18,646,682	643,396	15,277,067	211,503	11,907,558	526,329
Surrenders and terminations	(20,483)	(57,097,226)	(42,485)	(136,479,078)	(3,809)	(31,415,478)	(25,798)
Transfers between Investment Divisions	806,433	(63,330,691)	108,049	(86,183,906)	198,894	(16,470,272)	238,548
Contract owner charges	(20,907)	(8,202,708)	(13,320)	(19,796,363)	(11,320)	(5,493,980)	(8,986)
Net change in net assets
from contract transactions	2,331,018	(109,983,943)	695,640	(227,182,280)	395,268	(41,472,172)	730,093

Net change in net assets	2,536,383	48,551,850	984,990	34,998,881	540,085	8,456,058	875,092

Net assets beginning of year	1,441,372	665,848,788	881,887	1,430,983,790	597,574	402,290,684	477,260

Net assets end of year	$3,977,755	$714,400,638	$1,866,877	$1,465,982,671	$1,137,659	$410,746,742	$1,352,352

Contract unit transactions
Units outstanding at beginning of year	39,184	47,533,910	56,990	115,916,002	42,017	37,558,276	36,988
Units issued	76,012	4,442,248	75,348	5,100,326	31,338	4,447,924	71,002
Units redeemed	(14,884)	(11,334,636)	(36,892)	(21,653,165)	(6,923)	(8,103,999)	(15,320)
Units outstanding at end of year	100,312	40,641,522	95,446	99,363,163	66,432	33,902,201	92,670
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$2,985,888	$72,057,109	$1,346,129	$70,076,977	$505,921	$50,250,628	$948,214
Proceeds from sales	$593,143	$191,327,157	$656,255	$317,723,784	$114,385	$97,422,142	$222,076

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Franklin Templeton Global Multisector Bond Fund - Class A	JNL/Franklin Templeton Global Multisector Bond Fund - Class I	JNL/Franklin Templeton Growth Allocation Fund - Class A	JNL/Franklin Templeton Growth Allocation Fund - Class I	JNL/Franklin Templeton Income Fund - Class A	JNL/Franklin Templeton Income Fund - Class I	JNL/Franklin Templeton International Small Cap Fund - Class A
Operations
Net investment income (loss)	$48,343,966	$241,174	$(15,931,412)	$(5,318)	$(22,960,255)	$(10,200)	$(4,064,372)
Net realized gain (loss) on investments	(3,703,251)	(4,367)	48,080,807	794	19,147,971	7,455	6,318,067
Net change in unrealized appreciation
(depreciation) on investments	(46,973,847)	(240,949)	136,642,117	203,120	232,601,906	291,462	81,753,283
Net change in net assets
from operations	(2,333,132)	(4,142)	168,791,512	198,596	228,789,622	288,717	84,006,978

Contract transactions
Purchase payments	25,910,156	1,388,256	19,961,541	—	65,875,267	1,661,542	21,265,181
Surrenders and terminations	(49,747,744)	(62,722)	(103,907,386)	—	(161,262,935)	(54,283)	(38,579,067)
Transfers between Investment Divisions	(7,780,652)	305,640	(35,360,580)	206,743	2,392,581	94,920	(21,285,354)
Contract owner charges	(6,518,614)	(13,595)	(14,758,712)	(1)	(19,647,350)	(19,389)	(6,518,296)
Net change in net assets
from contract transactions	(38,136,854)	1,617,579	(134,065,137)	206,742	(112,642,437)	1,682,790	(45,117,536)

Net change in net assets	(40,469,986)	1,613,437	34,726,375	405,338	116,147,185	1,971,507	38,889,442

Net assets beginning of year	619,824,842	1,173,116	1,102,524,799	1,030,538	1,607,799,513	1,210,514	516,457,359

Net assets end of year	$579,354,856	$2,786,553	$1,137,251,174	$1,435,876	$1,723,946,698	$3,182,021	$555,346,801

Contract unit transactions
Units outstanding at beginning of year	53,644,640	91,579	89,939,228	75,555	107,923,673	66,926	50,342,457
Units issued	8,929,672	182,689	5,540,574	28,693	13,263,571	123,643	6,470,458
Units redeemed	(12,378,022)	(57,823)	(15,653,814)	(13,704)	(20,273,577)	(37,506)	(10,470,072)
Units outstanding at end of year	50,196,290	216,445	79,825,988	90,544	100,913,667	153,063	46,342,843
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$160,702,785	$2,614,334	$73,010,517	$400,754	$213,078,653	$2,420,425	$88,774,656
Proceeds from sales	$150,495,673	$755,581	$223,007,066	$199,330	$348,681,345	$747,835	$124,941,667

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Franklin Templeton International Small Cap Fund - Class I	JNL/Franklin Templeton Mutual Shares Fund - Class A	JNL/Franklin Templeton Mutual Shares Fund - Class I	JNL/Goldman Sachs Emerging Markets Debt Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class I	JNL/Harris Oakmark Global Equity Fund - Class A
Operations
Net investment income (loss)	$12,255	$(7,929,880)	$(4,387)	$(1,467,846)	$(282,171)	$2,546	$1,182,768
Net realized gain (loss) on investments	34,284	6,929,399	2,227	(1,376,383)	488,274	25,055	10,171,622
Net change in unrealized appreciation
(depreciation) on investments	238,930	109,581,424	200,885	15,711,006	6,256,277	386,172	83,542,821
Net change in net assets
from operations	285,469	108,580,943	198,725	12,866,777	6,462,380	413,773	94,897,211

Contract transactions
Purchase payments	762,352	17,393,389	801,008	1,786,135	12,986,226	1,082,284	12,002,861
Surrenders and terminations	(40,019)	(43,348,871)	(10,392)	(12,670,739)	(2,575,848)	(76,448)	(41,464,709)
Transfers between Investment Divisions	121,178	(20,825,175)	56,717	(5,937,257)	43,058,288	94,393	(18,871,766)
Contract owner charges	(21,130)	(7,341,328)	(14,536)	(1,005,397)	(471,648)	(26,544)	(3,144,452)
Net change in net assets
from contract transactions	822,381	(54,121,985)	832,797	(17,827,258)	52,997,018	1,073,685	(51,478,066)

Net change in net assets	1,107,850	54,458,958	1,031,522	(4,960,481)	59,459,398	1,487,458	43,419,145

Net assets beginning of year	1,135,735	531,897,847	359,835	116,819,023	17,663,473	1,710,201	384,351,275

Net assets end of year	$2,243,585	$586,356,805	$1,391,357	$111,858,542	$77,122,871	$3,197,659	$427,770,420

Contract unit transactions
Units outstanding at beginning of year	93,624	42,475,594	23,985	9,544,354	2,007,111	191,526	41,707,847
Units issued	85,275	3,411,870	54,499	787,635	6,615,904	209,302	4,708,640
Units redeemed	(22,191)	(7,364,595)	(1,922)	(2,171,400)	(1,282,393)	(104,485)	(9,576,175)
Units outstanding at end of year	156,708	38,522,869	76,562	8,160,589	7,340,622	296,343	36,840,312
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$1,196,347	$47,760,115	$866,156	$10,328,152	$66,008,500	$2,120,617	$75,920,469
Proceeds from sales	$310,670	$109,811,980	$37,746	$29,623,256	$13,293,653	$1,044,386	$105,120,191

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Harris Oakmark Global Equity Fund - Class I	JNL/Heitman U.S. Focused Real Estate Fund - Class A	JNL/Heitman U.S. Focused Real Estate Fund - Class I	JNL/Invesco China-India Fund - Class A	JNL/Invesco China-India Fund - Class I	JNL/Invesco Diversified Dividend Fund - Class A	JNL/Invesco Diversified Dividend Fund - Class I
Operations
Net investment income (loss)	$43,446	$18,253	$2,550	$(5,660,199)	$2,052	$874,672	$30,741
Net realized gain (loss) on investments	102,784	554,127	5,557	31,493,325	61,138	1,403,860	17,169
Net change in unrealized appreciation
(depreciation) on investments	470,601	1,145,928	34,236	34,643,466	62,048	11,280,405	250,634
Net change in net assets
from operations	616,831	1,718,308	42,343	60,476,592	125,238	13,558,937	298,544

Contract transactions
Purchase payments	1,092,085	6,911,729	273,663	16,947,170	697,444	18,824,171	825,835
Surrenders and terminations	(102,941)	(718,464)	(305)	(36,098,456)	(9,483)	(3,949,741)	(38,460)
Transfers between Investment Divisions	44,391	20,105,794	296,196	(10,204,955)	157,541	22,767,318	354,941
Contract owner charges	(24,617)	(174,403)	(1,799)	(6,390,314)	(10,653)	(809,536)	(16,139)
Net change in net assets
from contract transactions	1,008,918	26,124,656	567,755	(35,746,555)	834,849	36,832,212	1,126,177

Net change in net assets	1,625,749	27,842,964	610,098	24,730,037	960,087	50,391,149	1,424,721

Net assets beginning of year	1,885,145	2,994,870	31,144	475,542,397	291,199	47,606,671	903,089

Net assets end of year	$3,510,894	$30,837,834	$641,242	$500,272,434	$1,251,286	$97,997,820	$2,327,810

Contract unit transactions
Units outstanding at beginning of year	201,685	320,546	3,319	54,694,388	29,476	5,053,030	94,405
Units issued	174,012	3,551,430	58,881	10,183,668	111,702	5,382,817	115,440
Units redeemed	(80,718)	(1,198,828)	(6,791)	(14,157,577)	(29,681)	(1,928,303)	(10,963)
Units outstanding at end of year	294,979	2,673,148	55,409	50,720,479	111,497	8,507,544	198,882
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$2,091,941	$39,777,763	$648,600	$118,250,239	$1,208,171	$59,525,047	$1,292,654
Proceeds from sales	$890,406	$13,634,854	$78,295	$136,774,738	$323,846	$21,312,411	$125,665

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Invesco Global Real Estate Fund - Class A	JNL/Invesco Global Real Estate Fund - Class I	JNL/Invesco International Growth Fund - Class A	JNL/Invesco International Growth Fund - Class I	JNL/Invesco Small Cap Growth Fund - Class A	JNL/Invesco Small Cap Growth Fund - Class I	JNL/JPMorgan Global Allocation Fund - Class A(a)
Operations
Net investment income (loss)	$(15,062,612)	$(4,906)	$3,041,177	$38,042	$(21,552,488)	$(34,173)	$(310,837)
Net realized gain (loss) on investments	5,347,181	10,586	61,122,678	139,632	46,166,559	(158,129)	696,030
Net change in unrealized appreciation
(depreciation) on investments	219,782,133	154,235	128,645,550	373,184	299,152,542	1,745,849	4,214,218
Net change in net assets
from operations	210,066,702	159,915	192,809,405	550,858	323,766,613	1,553,547	4,599,411

Contract transactions
Purchase payments	28,969,334	1,031,895	29,163,308	547,618	102,369,741	2,433,190	3,628,089
Surrenders and terminations	(93,499,769)	(50,467)	(59,489,164)	(143,503)	(103,501,557)	(793,723)	(3,460,900)
Transfers between Investment Divisions	(73,485,374)	1,045,956	(63,940,853)	117,818	(94,560,121)	(1,348,283)	1,128,448
Contract owner charges	(13,067,618)	(7,510)	(9,620,883)	(24,984)	(18,882,203)	(66,994)	(25,867)
Net change in net assets
from contract transactions	(151,083,427)	2,019,874	(103,887,592)	496,949	(114,574,140)	224,190	1,269,770

Net change in net assets	58,983,275	2,179,789	88,921,813	1,047,807	209,192,473	1,777,737	5,869,181

Net assets beginning of year	1,052,659,910	257,003	766,541,625	1,776,708	1,451,598,709	6,431,605	27,909,377

Net assets end of year	$1,111,643,185	$2,436,792	$855,463,438	$2,824,515	$1,660,791,182	$8,209,342	$33,778,558

Contract unit transactions
Units outstanding at beginning of year	62,916,619	13,155	38,718,376	62,386	47,477,690	163,354	2,635,252
Units issued	5,046,085	98,621	3,573,488	35,844	7,380,307	130,688	712,606
Units redeemed	(13,171,588)	(9,603)	(8,191,840)	(20,602)	(10,681,020)	(124,262)	(602,397)
Units outstanding at end of year	54,791,116	102,173	34,100,024	77,628	44,176,977	169,780	2,745,461
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$97,016,527	$2,237,381	$142,460,979	$1,358,327	$261,339,664	$5,977,479	$8,277,320
Proceeds from sales	$263,162,566	$222,413	$196,533,524	$689,050	$397,466,292	$5,787,462	$7,318,387

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/JPMorgan Global Allocation Fund - Class I(a)	JNL/JPMorgan Hedged Equity Fund - Class A	JNL/JPMorgan Hedged Equity Fund - Class I	JNL/JPMorgan MidCap Growth Fund - Class A	JNL/JPMorgan MidCap Growth Fund - Class I	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class A	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I
Operations
Net investment income (loss)	$(39)	$(634,050)	$(7,691)	$(22,726,697)	$(44,669)	$(11,093,142)	$(28,240)
Net realized gain (loss) on investments	148	1,513,492	43,864	48,717,490	210,051	(376,624)	114,422
Net change in unrealized appreciation
(depreciation) on investments	1,025	4,437,701	191,122	492,177,525	2,720,648	50,383,298	249,203
Net change in net assets
from operations	1,134	5,317,143	227,295	518,168,318	2,886,030	38,913,532	335,385

Contract transactions
Purchase payments	14,501	15,682,802	2,219,237	151,373,496	4,903,196	76,025,585	3,784,782
Surrenders and terminations	(667)	(2,324,135)	(2,096)	(122,290,078)	(1,250,466)	(94,459,113)	(142,320)
Transfers between Investment Divisions	6,724	37,410,412	357,769	121,712,513	1,685,969	110,651,804	518,138
Contract owner charges	(212)	(510,944)	(13,152)	(18,358,083)	(89,129)	(9,068,795)	(59,265)
Net change in net assets
from contract transactions	20,346	50,258,135	2,561,758	132,437,848	5,249,570	83,149,481	4,101,335

Net change in net assets	21,480	55,575,278	2,789,053	650,606,166	8,135,600	122,063,013	4,436,720

Net assets beginning of year	—	18,949,696	779,117	1,331,466,593	6,258,304	780,044,412	4,568,203

Net assets end of year	$21,480	$74,524,974	$3,568,170	$1,982,072,759	$14,393,904	$902,107,425	$9,004,923

Contract unit transactions
Units outstanding at beginning of year	—	1,983,166	81,234	27,148,379	90,195	37,135,324	156,394
Units issued	1,953	6,450,251	286,940	8,192,861	126,651	19,988,571	269,352
Units redeemed	(306)	(1,446,047)	(38,430)	(6,226,333)	(68,318)	(16,569,495)	(137,171)
Units outstanding at end of year	1,647	6,987,370	329,744	29,114,907	148,528	40,554,400	288,575
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$24,298	$65,857,043	$2,987,140	$506,645,724	$11,190,596	$435,836,351	$8,377,338
Proceeds from sales	$3,991	$15,186,336	$392,877	$396,934,573	$5,985,695	$363,780,012	$4,304,243

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on June 24, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Lazard Emerging Markets Fund - Class A	JNL/Lazard Emerging Markets Fund - Class I	JNL/Lazard International Strategic Equity Fund - Class A	JNL/Lazard International Strategic Equity Fund - Class I	JNL/Loomis Sayles Global Growth Fund - Class A	JNL/Mellon Bond Index Fund - Class A	JNL/Mellon Bond Index Fund - Class I
Operations
Net investment income (loss)	$2,745,350	$94,514	$(609,206)	$1,665	$(13,415)	$8,101,185	$103,332
Net realized gain (loss) on investments	(2,522,133)	(43,795)	1,777,571	14,469	49,352	1,802,991	38,529
Net change in unrealized appreciation
(depreciation) on investments	54,516,879	614,567	11,589,938	194,700	323,555	40,456,854	75,635
Net change in net assets
from operations	54,740,096	665,286	12,758,303	210,834	359,492	50,361,030	217,496

Contract transactions
Purchase payments	20,924,454	1,485,283	6,886,523	709,240	1,194,085	57,557,998	2,758,567
Surrenders and terminations	(36,038,382)	(77,079)	(4,273,619)	(26,180)	(86,577)	(67,627,273)	(141,250)
Transfers between Investment Divisions	16,717,018	725,194	6,334,924	211,055	1,643,095	39,567,814	358,817
Contract owner charges	(3,520,858)	(44,466)	(283,279)	(13,204)	(1,357)	(8,066,704)	(19,999)
Net change in net assets
from contract transactions	(1,917,768)	2,088,932	8,664,549	880,911	2,749,246	21,431,835	2,956,135

Net change in net assets	52,822,328	2,754,218	21,422,852	1,091,745	3,108,738	71,792,865	3,173,631

Net assets beginning of year	339,582,744	2,701,094	56,687,007	625,073	364,355	783,455,992	2,248,326

Net assets end of year	$392,405,072	$5,455,312	$78,109,859	$1,716,818	$3,473,093	$855,248,857	$5,421,957

Contract unit transactions
Units outstanding at beginning of year	27,486,487	182,554	4,616,722	52,385	41,394	54,779,838	122,780
Units issued	7,161,120	189,133	1,846,368	79,809	372,979	14,433,702	235,321
Units redeemed	(7,302,616)	(57,440)	(1,167,960)	(14,567)	(110,412)	(13,419,015)	(80,339)
Units outstanding at end of year	27,344,991	314,247	5,295,130	117,627	303,961	55,794,525	277,762
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$101,913,431	$3,111,993	$25,193,277	$1,097,627	$3,927,084	$235,565,107	$4,600,873
Proceeds from sales	$101,085,849	$928,547	$16,661,839	$204,539	$1,191,253	$206,032,087	$1,541,406

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon Communication Services Sector Fund - Class A	JNL/Mellon Communication Services Sector Fund - Class I	JNL/Mellon Consumer Discretionary Sector Fund - Class A	JNL/Mellon Consumer Discretionary Sector Fund - Class I	JNL/Mellon Consumer Staples Sector Fund - Class A	JNL/Mellon Consumer Staples Sector Fund - Class I	JNL/Mellon Dow Index Fund - Class A
Operations
Net investment income (loss)	$(1,802,797)	$(3,997)	$(15,985,962)	$(15,574)	$(1,226,037)	$(3,989)	$(12,630,929)
Net realized gain (loss) on investments	90,135	(1,209)	49,720,722	46,367	1,872,269	14,046	64,084,742
Net change in unrealized appreciation
(depreciation) on investments	29,450,150	158,004	224,696,950	710,316	17,809,654	168,846	130,009,692
Net change in net assets
from operations	27,737,488	152,798	258,431,710	741,109	18,455,886	178,903	181,463,505

Contract transactions
Purchase payments	12,485,815	378,508	67,030,749	1,557,819	20,261,500	506,556	65,017,389
Surrenders and terminations	(12,141,987)	(15,315)	(92,884,585)	(89,582)	(4,967,359)	(42,578)	(70,144,630)
Transfers between Investment Divisions	16,666,188	456,126	(55,724,390)	131,570	50,501,919	384,448	63,511,578
Contract owner charges	(1,430,206)	(10,450)	(14,032,858)	(25,771)	(1,096,313)	(9,273)	(10,246,961)
Net change in net assets
from contract transactions	15,579,810	808,869	(95,611,084)	1,574,036	64,699,747	839,153	48,137,376

Net change in net assets	43,317,298	961,667	162,820,626	2,315,145	83,155,633	1,018,056	229,600,881

Net assets beginning of year	102,126,459	322,359	1,054,589,772	2,193,371	60,734,662	442,507	768,056,389

Net assets end of year	$145,443,757	$1,284,026	$1,217,410,398	$4,508,516	$143,890,295	$1,460,563	$997,657,270

Contract unit transactions
Units outstanding at beginning of year	10,986,804	25,734	36,528,137	56,985	6,395,818	45,880	38,035,425
Units issued	7,331,421	73,840	5,957,559	59,181	10,127,188	109,407	12,325,935
Units redeemed	(5,869,092)	(16,119)	(8,946,535)	(23,460)	(4,332,263)	(34,731)	(10,356,558)
Units outstanding at end of year	12,449,133	83,455	33,539,161	92,706	12,190,743	120,556	40,004,802
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$77,311,519	$1,042,851	$199,837,726	$2,637,298	$110,664,451	$1,211,023	$281,911,359
Proceeds from sales	$63,534,506	$237,979	$311,434,772	$1,078,836	$47,190,741	$375,859	$246,404,912

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon Dow Index Fund - Class I	JNL/Mellon Emerging Markets Index Fund - Class A	JNL/Mellon Emerging Markets Index Fund - Class I	JNL/Mellon Energy Sector Fund - Class A	JNL/Mellon Energy Sector Fund - Class I	JNL/Mellon Equity Income Fund - Class A	JNL/Mellon Equity Income Fund - Class I
Operations
Net investment income (loss)	$(17,784)	$7,143,991	$151,469	$(14,330,164)	$(9,769)	$(2,093,964)	$(7,624)
Net realized gain (loss) on investments	41,752	7,511,709	(44,952)	(55,863,170)	(133,114)	3,780,511	(3,917)
Net change in unrealized appreciation
(depreciation) on investments	759,446	142,069,691	912,761	141,837,178	263,847	43,207,570	417,965
Net change in net assets
from operations	783,414	156,725,391	1,019,278	71,643,844	120,964	44,894,117	406,424

Contract transactions
Purchase payments	2,606,100	47,380,586	2,877,709	32,301,869	538,953	13,176,723	814,172
Surrenders and terminations	(117,708)	(65,012,459)	(189,369)	(83,694,630)	(166,443)	(20,432,742)	(15,544)
Transfers between Investment Divisions	1,789,238	(46,684,128)	222,308	(12,508,600)	1,552,464	18,038,466	228,652
Contract owner charges	(33,377)	(13,287,371)	(71,142)	(13,494,786)	(24,656)	(777,959)	(17,869)
Net change in net assets
from contract transactions	4,244,253	(77,603,372)	2,839,506	(77,396,147)	1,900,318	10,004,488	1,009,411

Net change in net assets	5,027,667	79,122,019	3,858,784	(5,752,303)	2,021,282	54,898,605	1,415,835

Net assets beginning of year	1,246,179	1,010,949,723	4,411,805	1,001,460,785	1,522,614	159,217,776	1,044,954

Net assets end of year	$6,273,846	$1,090,071,742	$8,270,589	$995,708,482	$3,543,896	$214,116,381	$2,460,789

Contract unit transactions
Units outstanding at beginning of year	47,229	105,439,239	414,481	38,349,360	43,209	8,553,355	67,418
Units issued	186,468	17,299,610	430,792	6,507,165	76,413	3,190,374	88,305
Units redeemed	(39,881)	(25,101,098)	(183,404)	(9,377,638)	(26,331)	(2,698,335)	(32,330)
Units outstanding at end of year	193,816	97,637,751	661,869	35,478,887	93,291	9,045,394	123,393
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$5,434,384	$199,958,393	$5,134,024	$183,076,230	$2,901,631	$67,656,981	$1,587,945
Proceeds from sales	$1,207,915	$270,417,774	$2,143,049	$274,802,541	$1,011,082	$59,746,457	$586,158

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon Financial Sector Fund - Class A	JNL/Mellon Financial Sector Fund - Class I	JNL/Mellon Healthcare Sector Fund - Class A	JNL/Mellon Healthcare Sector Fund - Class I	JNL/Mellon Index 5 Fund - Class A	JNL/Mellon Index 5 Fund - Class I	JNL/Mellon Industrials Sector Fund - Class A
Operations
Net investment income (loss)	$(15,717,859)	$(19,893)	$(39,063,217)	$(40,197)	$(14,268,081)	$(4,921)	$(744,904)
Net realized gain (loss) on investments	32,234,595	(19,491)	90,089,948	27,444	34,135,429	1,650	924,936
Net change in unrealized appreciation
(depreciation) on investments	280,880,345	1,200,187	470,132,868	1,891,312	154,759,762	191,352	9,987,343
Net change in net assets
from operations	297,397,081	1,160,803	521,159,599	1,878,559	174,627,110	188,081	10,167,375

Contract transactions
Purchase payments	49,633,332	825,024	151,257,940	3,559,900	31,349,581	341,283	8,364,968
Surrenders and terminations	(82,452,913)	(76,761)	(211,491,609)	(376,323)	(78,432,474)	(14,181)	(2,972,319)
Transfers between Investment Divisions	(94,630,349)	(185,311)	(195,156,114)	1,383,180	359,125,497	(217,701)	30,332,009
Contract owner charges	(14,283,805)	(47,264)	(33,950,279)	(95,538)	(12,977,418)	(11,415)	(710,330)
Net change in net assets
from contract transactions	(141,733,735)	515,688	(289,340,062)	4,471,219	299,065,186	97,986	35,014,328

Net change in net assets	155,663,346	1,676,491	231,819,537	6,349,778	473,692,296	286,067	45,181,703

Net assets beginning of year	1,077,913,987	3,585,940	2,816,035,977	6,373,100	782,567,053	882,774	27,204,943

Net assets end of year	$1,233,577,333	$5,262,431	$3,047,855,514	$12,722,878	$1,256,259,349	$1,168,841	$72,386,646

Contract unit transactions
Units outstanding at beginning of year	74,125,119	184,045	86,810,514	147,868	53,011,481	52,710	3,029,613
Units issued	10,202,952	80,762	10,705,641	144,652	29,142,541	32,984	7,243,371
Units redeemed	(18,996,826)	(58,370)	(19,404,402)	(48,448)	(11,118,065)	(27,823)	(3,989,666)
Units outstanding at end of year	65,331,245	206,437	78,111,753	244,072	71,035,957	57,871	6,283,318
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$171,513,852	$1,837,677	$374,573,364	$6,719,276	$481,264,108	$616,002	$77,570,654
Proceeds from sales	$328,965,446	$1,341,882	$702,976,643	$2,288,254	$196,467,003	$522,937	$43,301,230

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon Industrials Sector Fund - Class I	JNL/Mellon Information Technology Sector Fund - Class A	JNL/Mellon Information Technology Sector Fund - Class I	JNL/Mellon International Index Fund - Class A	JNL/Mellon International Index Fund - Class I	JNL/Mellon Materials Sector Fund - Class A	JNL/Mellon Materials Sector Fund - Class I
Operations
Net investment income (loss)	$(3,771)	$(36,801,609)	$(60,814)	$17,996,568	$261,209	$(260,592)	$(2,016)
Net realized gain (loss) on investments	15,268	191,834,021	321,418	20,975,906	109,355	(422,792)	177
Net change in unrealized appreciation
(depreciation) on investments	179,154	845,862,553	4,766,296	200,819,399	1,239,319	4,205,877	90,135
Net change in net assets
from operations	190,651	1,000,894,965	5,026,900	239,791,873	1,609,883	3,522,493	88,296

Contract transactions
Purchase payments	182,210	186,622,589	7,538,600	57,642,921	4,142,569	3,340,924	176,748
Surrenders and terminations	(25,648)	(184,708,157)	(643,671)	(90,845,069)	(195,335)	(955,478)	(11,468)
Transfers between Investment Divisions	183,821	1,488,439	2,319,264	(47,428,875)	429,964	2,081,044	10,641
Contract owner charges	(8,409)	(32,706,810)	(142,109)	(14,973,612)	(85,289)	(265,150)	(3,905)
Net change in net assets
from contract transactions	331,974	(29,303,939)	9,072,084	(95,604,635)	4,291,909	4,201,340	172,016

Net change in net assets	522,625	971,591,026	14,098,984	144,187,238	5,901,792	7,723,833	260,312

Net assets beginning of year	529,542	2,194,966,853	7,461,020	1,262,001,079	5,806,331	15,357,718	310,032

Net assets end of year	$1,052,167	$3,166,557,879	$21,560,004	$1,406,188,317	$11,708,123	$23,081,551	$570,344

Contract unit transactions
Units outstanding at beginning of year	58,077	128,417,253	327,058	71,230,672	256,131	1,796,611	35,756
Units issued	67,661	27,819,253	426,103	8,259,314	236,563	1,755,300	34,336
Units redeemed	(36,869)	(29,952,347)	(113,358)	(13,289,559)	(63,515)	(1,322,996)	(16,445)
Units outstanding at end of year	88,869	126,284,159	639,803	66,200,427	429,179	2,228,915	53,647
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$731,203	$594,646,044	$12,375,856	$226,106,219	$6,418,692	$16,875,476	$337,166
Proceeds from sales	$403,000	$660,751,592	$3,364,586	$275,395,262	$1,655,851	$12,934,728	$167,166

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon MSCI KLD 400 Social Index Fund - Class A	JNL/Mellon MSCI KLD 400 Social Index Fund - Class I	JNL/Mellon MSCI World Index Fund - Class A	JNL/Mellon MSCI World Index Fund - Class I	JNL/Mellon Nasdaq® 100 Index Fund - Class A	JNL/Mellon Nasdaq® 100 Index Fund - Class I	JNL/Mellon Real Estate Sector Fund - Class A
Operations
Net investment income (loss)	$(492,330)	$(1,001)	$1,292,813	$44,616	$(37,104,619)	$(76,269)	$(1,629,557)
Net realized gain (loss) on investments	401,224	3,123	10,837,317	(24,429)	123,396,215	629,012	5,679,539
Net change in unrealized appreciation
(depreciation) on investments	10,027,231	54,175	63,167,393	487,018	755,854,105	5,059,605	15,446,821
Net change in net assets
from operations	9,936,125	56,297	75,297,523	507,205	842,145,701	5,612,348	19,496,803

Contract transactions
Purchase payments	13,303,527	93,260	13,718,475	818,630	239,084,132	7,977,452	25,714,090
Surrenders and terminations	(1,082,145)	(87)	(32,300,965)	(79,348)	(170,498,712)	(900,002)	(8,204,948)
Transfers between Investment Divisions	10,494,161	91,451	4,679,756	91,363	(9,634,276)	2,928,545	78,973,679
Contract owner charges	(420,613)	(2,182)	(3,153,969)	(22,156)	(32,490,839)	(146,502)	(1,390,974)
Net change in net assets
from contract transactions	22,294,930	182,442	(17,056,703)	808,489	26,460,305	9,859,493	95,091,847

Net change in net assets	32,231,055	238,739	58,240,820	1,315,694	868,606,006	15,471,841	114,588,650

Net assets beginning of year	27,390,459	143,060	301,649,568	1,510,825	2,302,485,746	10,669,707	43,080,654

Net assets end of year	$59,621,514	$381,799	$359,890,388	$2,826,519	$3,171,091,752	$26,141,548	$157,669,304

Contract unit transactions
Units outstanding at beginning of year	2,583,337	13,281	15,315,939	58,272	77,316,330	357,108	4,520,964
Units issued	2,097,664	17,850	2,292,136	70,214	18,565,626	642,613	16,648,081
Units redeemed	(320,686)	(4,005)	(3,098,217)	(42,187)	(18,238,993)	(375,666)	(8,038,480)
Units outstanding at end of year	4,360,315	27,126	14,509,858	86,299	77,642,963	624,055	13,130,565
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$26,277,413	$234,070	$60,531,657	$2,118,916	$663,135,121	$22,849,674	$185,882,584
Proceeds from sales	$4,474,813	$52,629	$74,343,231	$1,250,880	$673,779,435	$13,066,450	$92,420,294

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon Real Estate Sector Fund - Class I	JNL/Mellon S&P 1500 Growth Index Fund - Class A	JNL/Mellon S&P 1500 Growth Index Fund - Class I	JNL/Mellon S&P 1500 Value Index Fund - Class A	JNL/Mellon S&P 1500 Value Index Fund - Class I	JNL/Mellon S&P 400 MidCap Index Fund - Class A	JNL/Mellon S&P 400 MidCap Index Fund - Class I
Operations
Net investment income (loss)	$(13,971)	$(1,359,123)	$(11,966)	$(753,406)	$(11,123)	$(34,198,566)	$(66,433)
Net realized gain (loss) on investments	144,738	(2,034,790)	20,141	747,600	12,873	33,376,489	(13,722)
Net change in unrealized appreciation
(depreciation) on investments	507,496	28,953,310	634,887	14,132,254	588,321	534,760,695	3,107,081
Net change in net assets
from operations	638,263	25,559,397	643,062	14,126,448	590,071	533,938,618	3,026,926

Contract transactions
Purchase payments	1,326,933	17,762,888	2,525,458	15,339,891	2,110,747	145,751,304	8,139,671
Surrenders and terminations	(69,004)	(17,589,595)	(131,419)	(3,560,403)	(36,094)	(171,880,029)	(372,508)
Transfers between Investment Divisions	318,761	(20,414,671)	368,734	40,855,244	955,905	(40,502,312)	2,547,471
Contract owner charges	(29,108)	(1,176,455)	(25,503)	(633,556)	(15,769)	(28,706,362)	(143,967)
Net change in net assets
from contract transactions	1,547,582	(21,417,833)	2,737,270	52,001,176	3,014,789	(95,337,399)	10,170,667

Net change in net assets	2,185,845	4,141,564	3,380,332	66,127,624	3,604,860	438,601,219	13,197,593

Net assets beginning of year	1,855,561	130,278,152	1,346,492	32,362,672	1,101,378	2,249,923,853	8,506,262

Net assets end of year	$4,041,406	$134,419,716	$4,726,824	$98,490,296	$4,706,238	$2,688,525,072	$21,703,855

Contract unit transactions
Units outstanding at beginning of year	192,587	12,512,144	127,255	3,416,798	114,765	73,952,782	218,749
Units issued	239,761	6,670,533	244,446	6,296,100	345,964	10,113,397	304,381
Units redeemed	(104,598)	(9,030,269)	(27,556)	(1,549,385)	(84,773)	(12,911,786)	(75,228)
Units outstanding at end of year	327,750	10,152,408	344,145	8,163,513	375,956	71,154,393	447,902
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$2,798,328	$80,599,581	$3,082,454	$68,894,219	$3,938,474	$350,325,228	$13,573,737
Proceeds from sales	$1,264,717	$103,376,537	$357,150	$17,646,449	$934,808	$479,861,193	$3,469,503

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Mellon S&P 500 Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class I	JNL/Mellon Utilities Sector Fund - Class A	JNL/Mellon Utilities Sector Fund - Class I	JNL/MFS Mid Cap Value Fund - Class A	JNL/MFS Mid Cap Value Fund - Class I
Operations
Net investment income (loss)	$9,728,177	$(26,975,427)	$(58,427)	$(857,283)	$13,973	$(14,783,815)	$(20,544)
Net realized gain (loss) on investments	554,306,938	6,878,320	(135,312)	13,370,756	75,250	4,352,333	33,706
Net change in unrealized appreciation
(depreciation) on investments	1,275,823,675	386,999,199	2,668,759	30,838,236	357,725	275,531,561	1,156,082
Net change in net assets
from operations	1,839,858,790	366,902,092	2,475,020	43,351,709	446,948	265,100,079	1,169,244

Contract transactions
Purchase payments	561,466,563	122,419,992	7,309,140	41,608,559	951,467	34,281,085	1,832,637
Surrenders and terminations	(497,053,334)	(133,295,142)	(340,718)	(18,854,134)	(63,477)	(77,271,203)	(130,235)
Transfers between Investment Divisions	26,305,948	(2,364,012)	1,121,871	101,457,329	2,133,046	(12,848,490)	(15,944)
Contract owner charges	(82,985,174)	(21,625,768)	(123,428)	(2,031,087)	(22,878)	(13,850,689)	(48,779)
Net change in net assets
from contract transactions	7,734,003	(34,864,930)	7,966,865	122,180,667	2,998,158	(69,689,297)	1,637,679

Net change in net assets	1,847,592,793	332,037,162	10,441,885	165,532,376	3,445,106	195,410,782	2,806,923

Net assets beginning of year	6,338,019,895	1,805,321,892	7,952,014	160,160,402	998,676	937,188,821	3,057,826

Net assets end of year	$8,185,612,688	$2,137,359,054	$18,393,899	$325,692,778	$4,443,782	$1,132,599,603	$5,864,749

Contract unit transactions
Units outstanding at beginning of year	284,120,391	66,351,520	230,086	11,088,952	72,969	46,473,849	124,245
Units issued	55,132,894	12,168,534	269,217	15,594,063	213,570	5,294,529	94,026
Units redeemed	(55,943,294)	(13,570,336)	(63,169)	(8,217,315)	(27,739)	(8,358,883)	(34,719)
Units outstanding at end of year	283,309,991	64,949,718	436,134	18,465,700	258,800	43,409,495	183,552
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$1,817,656,542	$369,496,250	$10,482,449	$260,195,531	$3,509,088	$125,521,174	$2,665,480
Proceeds from sales	$1,512,382,142	$431,336,607	$2,574,011	$134,362,360	$451,574	$209,994,286	$1,048,345

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Morningstar Wide Moat Index Fund - Class A	JNL/Morningstar Wide Moat Index Fund - Class I	JNL/Neuberger Berman Commodity Strategy Fund - Class A	JNL/Neuberger Berman Currency Fund - Class A	JNL/Neuberger Berman Currency Fund - Class I	JNL/Neuberger Berman Strategic Income Fund - Class A	JNL/Neuberger Berman Strategic Income Fund - Class I
Operations
Net investment income (loss)	$(439,997)	$3,261	$186,741	$(120,136)	$(280)	$7,708,837	$86,156
Net realized gain (loss) on investments	(592,227)	20,938	(690,620)	3,445	(3,364)	2,418,198	14,613
Net change in unrealized appreciation
(depreciation) on investments	23,227,514	118,752	2,137,361	6,034	5,070	35,089,919	88,006
Net change in net assets
from operations	22,195,290	142,951	1,633,482	(110,657)	1,426	45,216,954	188,775

Contract transactions
Purchase payments	21,499,911	466,307	1,178,094	873,187	34,762	27,524,184	1,829,042
Surrenders and terminations	(5,212,154)	(41,496)	(1,520,502)	(1,703,939)	(55,118)	(42,636,968)	(51,233)
Transfers between Investment Divisions	20,821,863	1,143,736	(314,693)	(35,401)	(68,503)	24,458,266	295,428
Contract owner charges	(944,368)	(4,837)	(7,917)	(44,325)	(217)	(7,162,388)	(19,328)
Net change in net assets
from contract transactions	36,165,252	1,563,710	(665,018)	(910,478)	(89,076)	2,183,094	2,053,909

Net change in net assets	58,360,542	1,706,661	968,464	(1,021,135)	(87,650)	47,400,048	2,242,684

Net assets beginning of year	83,324,437	109,258	15,260,216	11,437,932	174,101	576,962,459	1,296,138

Net assets end of year	$141,684,979	$1,815,919	$16,228,680	$10,416,797	$86,451	$624,362,507	$3,538,822

Contract unit transactions
Units outstanding at beginning of year	9,028,934	11,781	2,588,907	1,147,443	16,991	52,592,533	106,657
Units issued	11,283,354	166,322	981,323	361,467	7,160	10,815,767	238,144
Units redeemed	(8,414,171)	(31,332)	(1,100,353)	(451,790)	(15,658)	(10,756,712)	(76,675)
Units outstanding at end of year	11,898,117	146,771	2,469,877	1,057,120	8,493	52,651,588	268,126
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$121,205,964	$1,915,298	$6,581,326	$3,560,522	$72,431	$140,985,365	$3,136,131
Proceeds from sales	$85,480,709	$348,327	$7,059,603	$4,591,136	$161,787	$131,093,434	$996,066

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Nicholas Convertible Arbitrage Fund - Class A	JNL/Nicholas Convertible Arbitrage Fund - Class I	JNL/Oppenheimer Emerging Markets Innovator Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class I	JNL/PIMCO Income Fund - Class A	JNL/PIMCO Income Fund - Class I
Operations
Net investment income (loss)	$(670,588)	$(546)	$(358,097)	$(12,777,047)	$41,704	$9,257,895	$394,185
Net realized gain (loss) on investments	265,221	996	(199,599)	179,370,299	582,426	6,129,535	114,584
Net change in unrealized appreciation
(depreciation) on investments	5,620,153	11,696	7,916,110	243,657,888	1,084,986	14,128,697	249,334
Net change in net assets
from operations	5,214,786	12,146	7,358,414	410,251,140	1,709,116	29,516,127	758,103

Contract transactions
Purchase payments	2,956,337	49,090	4,114,318	60,486,352	4,541,052	92,751,563	8,555,863
Surrenders and terminations	(10,063,693)	(56,383)	(2,994,074)	(110,932,785)	(294,238)	(45,455,481)	(734,253)
Transfers between Investment Divisions	(655,270)	(32,642)	(1,507,326)	(79,394,882)	(107,473)	206,842,673	2,098,057
Contract owner charges	(106,405)	(969)	(17,802)	(20,292,443)	(68,403)	(5,537,640)	(85,690)
Net change in net assets
from contract transactions	(7,869,031)	(40,904)	(404,884)	(150,133,758)	4,070,938	248,601,115	9,833,977

Net change in net assets	(2,654,245)	(28,758)	6,953,530	260,117,382	5,780,054	278,117,242	10,592,080

Net assets beginning of year	64,974,510	157,819	32,468,601	1,440,261,324	4,217,337	366,421,754	6,543,844

Net assets end of year	$62,320,265	$129,061	$39,422,131	$1,700,378,706	$9,997,391	$644,538,996	$17,135,924

Contract unit transactions
Units outstanding at beginning of year	6,294,202	15,176	3,637,619	65,734,690	146,556	37,051,659	651,495
Units issued	1,492,264	6,023	1,145,782	6,523,421	167,818	41,709,459	1,294,029
Units redeemed	(2,216,377)	(9,609)	(1,178,093)	(12,480,665)	(47,820)	(17,505,644)	(356,723)
Units outstanding at end of year	5,570,089	11,590	3,605,308	59,777,446	266,554	61,255,474	1,588,801
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$15,922,252	$64,617	$11,952,712	$301,732,133	$6,346,630	$445,108,732	$14,026,922
Proceeds from sales	$24,461,871	$106,067	$12,063,558	$339,031,357	$1,642,181	$187,249,722	$3,798,760

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/PIMCO Investment Grade Credit Bond Fund - Class A	JNL/PIMCO Investment Grade Credit Bond Fund - Class I	JNL/PIMCO Real Return Fund - Class A	JNL/PIMCO Real Return Fund - Class I	JNL/PPM America Floating Rate Income Fund - Class A	JNL/PPM America Floating Rate Income Fund - Class I	JNL/PPM America High Yield Bond Fund - Class A
Operations
Net investment income (loss)	$5,987,941	$114,297	$(13,175,706)	$(10,379)	$(18,965,761)	$(25,310)	$(19,440,673)
Net realized gain (loss) on investments	5,682,812	18,967	(15,377,938)	6,040	(2,094,034)	23,630	(2,274,117)
Net change in unrealized appreciation
(depreciation) on investments	28,301,737	223,686	93,359,483	179,412	116,731,718	439,399	194,697,218
Net change in net assets
from operations	39,972,490	356,950	64,805,839	175,073	95,671,923	437,719	172,982,428

Contract transactions
Purchase payments	49,715,201	3,357,848	34,576,933	652,414	70,618,885	1,291,813	65,323,900
Surrenders and terminations	(30,996,574)	(29,006)	(96,835,075)	(128,957)	(136,602,135)	(904,083)	(130,476,911)
Transfers between Investment Divisions	143,702,036	1,472,808	(11,831,068)	499,007	(204,706,341)	(406,887)	46,945,749
Contract owner charges	(3,407,222)	(15,944)	(11,670,947)	(22,597)	(15,438,226)	(49,907)	(15,532,752)
Net change in net assets
from contract transactions	159,013,441	4,785,706	(85,760,157)	999,867	(286,127,817)	(69,064)	(33,740,014)

Net change in net assets	198,985,931	5,142,656	(20,954,318)	1,174,940	(190,455,894)	368,655	139,242,414

Net assets beginning of year	262,911,802	695,715	971,273,316	1,892,684	1,502,673,139	5,307,202	1,330,365,607

Net assets end of year	$461,897,733	$5,838,371	$950,318,998	$3,067,624	$1,312,217,245	$5,675,857	$1,469,608,021

Contract unit transactions
Units outstanding at beginning of year	23,200,816	61,081	72,742,490	118,935	133,982,609	498,106	64,412,183
Units issued	25,833,318	431,106	9,411,162	79,572	19,164,915	248,632	13,574,266
Units redeemed	(13,016,596)	(55,670)	(15,881,609)	(21,009)	(43,781,669)	(246,604)	(15,412,632)
Units outstanding at end of year	36,017,538	436,517	66,272,043	177,498	109,365,855	500,134	62,573,817
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$328,661,580	$5,604,331	$132,471,592	$1,350,155	$223,344,409	$2,763,942	$305,254,589
Proceeds from sales	$163,660,198	$704,328	$231,407,455	$360,667	$528,437,987	$2,858,316	$358,435,276

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/PPM America High Yield Bond Fund - Class I	JNL/PPM America Mid Cap Value Fund - Class A	JNL/PPM America Mid Cap Value Fund - Class I	JNL/PPM America Small Cap Value Fund - Class A	JNL/PPM America Small Cap Value Fund - Class I	JNL/PPM America Total Return Fund - Class A	JNL/PPM America Total Return Fund - Class I
Operations
Net investment income (loss)	$(30,134)	$(6,406,326)	$(7,865)	$(7,036,947)	$(6,427)	$(4,725,762)	$(13,608)
Net realized gain (loss) on investments	43,414	(14,730,598)	(82,137)	(13,576,944)	(98,119)	3,417,499	25,878
Net change in unrealized appreciation
(depreciation) on investments	677,058	98,475,233	349,113	118,514,741	390,968	29,960,163	267,749
Net change in net assets
from operations	690,338	77,338,309	259,111	97,900,850	286,422	28,651,900	280,019

Contract transactions
Purchase payments	1,945,890	23,317,867	654,175	(15,574)	—	44,694,211	1,104,838
Surrenders and terminations	(120,326)	(35,313,150)	(78,038)	(34,106,833)	(84,271)	(29,776,142)	(22,909)
Transfers between Investment Divisions	5,584,869	(7,818,405)	(81,976)	(94,329,108)	(228,921)	75,674,522	158,539
Contract owner charges	(38,779)	(5,524,374)	(15,346)	(7,041,953)	(16,510)	(3,704,672)	(9,988)
Net change in net assets
from contract transactions	7,371,654	(25,338,062)	478,815	(135,493,468)	(329,702)	86,887,919	1,230,480

Net change in net assets	8,061,992	52,000,247	737,926	(37,592,618)	(43,280)	115,539,819	1,510,499

Net assets beginning of year	2,596,322	444,438,667	1,106,122	514,978,078	1,395,072	304,000,962	2,353,187

Net assets end of year	$10,658,314	$496,438,914	$1,844,048	$477,385,460	$1,351,792	$419,540,781	$3,863,686

Contract unit transactions
Units outstanding at beginning of year	92,136	26,629,058	56,726	29,354,045	66,152	18,470,456	169,797
Units issued	477,452	5,333,135	66,129	1,608,454	4,989	11,201,998	141,542
Units redeemed	(235,433)	(6,694,602)	(43,074)	(8,383,260)	(18,603)	(6,271,689)	(51,076)
Units outstanding at end of year	334,155	25,267,591	79,781	22,579,239	52,538	23,400,765	260,263
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$14,552,879	$97,979,016	$1,424,070	$30,823,594	$115,174	$194,341,669	$1,874,569
Proceeds from sales	$7,211,359	$129,723,404	$953,120	$173,354,009	$451,303	$112,179,512	$657,697

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/PPM America Value Equity Fund - Class A	JNL/PPM America Value Equity Fund - Class I	JNL/RAFI Fundamental Asia Developed Fund - Class A	JNL/RAFI Fundamental Asia Developed Fund - Class I	JNL/RAFI Fundamental Europe Fund - Class A	JNL/RAFI Fundamental Europe Fund - Class I	JNL/RAFI Fundamental U.S. Small Cap Fund - Class A(a)
Operations
Net investment income (loss)	$(2,511,927)	$(2,639)	$5,427,483	$10,825	$11,667,930	$15,253	$(164,657)
Net realized gain (loss) on investments	5,278,353	1,096	26,921,110	42,446	(7,280,162)	912	(45,630,133)
Net change in unrealized appreciation
(depreciation) on investments	29,834,664	115,884	(3,799,664)	(19,819)	33,407,961	21,147	89,793,848
Net change in net assets
from operations	32,601,090	114,341	28,548,929	33,452	37,795,729	37,312	43,999,058

Contract transactions
Purchase payments	5,710,157	424,052	5,961,416	258,506	7,465,088	101,492	17,067,315
Surrenders and terminations	(15,979,243)	(14,572)	(14,111,572)	(59,219)	(20,284,715)	(5,057)	(33,057,438)
Transfers between Investment Divisions	2,839,996	153,161	(22,176,957)	66,673	(46,973,074)	150,544	(9,127,972)
Contract owner charges	(1,983,409)	(6,949)	(2,575,468)	(3,026)	(3,750,623)	(2,021)	(4,928,067)
Net change in net assets
from contract transactions	(9,412,499)	555,692	(32,902,581)	262,934	(63,543,324)	244,958	(30,046,162)

Net change in net assets	23,188,591	670,033	(4,353,652)	296,386	(25,747,595)	282,270	13,952,896

Net assets beginning of year	165,627,605	291,296	208,937,470	148,699	319,616,278	193,990	384,172,475

Net assets end of year	$188,816,196	$961,329	$204,583,818	$445,085	$293,868,683	$476,260	$398,125,371

Contract unit transactions
Units outstanding at beginning of year	5,498,503	6,468	11,402,583	7,257	22,894,306	12,394	25,870,610
Units issued	1,026,263	11,857	1,761,759	15,596	2,018,076	16,901	6,787,023
Units redeemed	(1,332,062)	(778)	(3,413,754)	(4,089)	(6,326,727)	(2,669)	(8,715,469)
Units outstanding at end of year	5,192,704	17,547	9,750,588	18,764	18,585,655	26,626	23,942,164
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$34,791,419	$595,617	$72,788,337	$406,751	$45,843,553	$306,286	$121,274,692
Proceeds from sales	$46,715,845	$42,564	$70,050,696	$92,810	$97,718,947	$46,075	$144,633,271

(a)

JNL/RAFI Fundamental U.S. Small Cap Fund commenced operations on June 24, 2019. On June 24, 2019, JNL/RAFI Fundamental U.S. Small Cap Fund acquired JNL/Mellon Capital S&P SMid 60 Fund, a separate series of JNL Variable Fund LLC. JNL/Mellon Capital S&P SMid 60 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Statement of Changes in Net Assets includes the activity for the period January 1, 2019 through June 23, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/RAFI Fundamental U.S. Small Cap Fund - Class I(a)	JNL/RAFI Multi-Factor U.S. Equity Fund - Class A(b)	JNL/RAFI Multi-Factor U.S. Equity Fund - Class I(b)	JNL/S&P 4 Fund - Class A	JNL/S&P 4 Fund - Class I	JNL/S&P Competitive Advantage Fund - Class A	JNL/S&P Competitive Advantage Fund - Class I
Operations
Net investment income (loss)	$18,617	$29,922,103	$150,727	$(77,545,214)	$(37,407)	$(824,965)	$44,274
Net realized gain (loss) on investments	(169,068)	337,635,645	333,908	254,112,751	61,711	115,466,694	287,726
Net change in unrealized appreciation
(depreciation) on investments	235,946	54,687,928	461,784	1,035,885,610	1,755,278	109,441,774	385,421
Net change in net assets
from operations	85,495	422,245,676	946,419	1,212,453,147	1,779,582	224,083,503	717,421

Contract transactions
Purchase payments	513,565	30,038,323	972,279	169,435,442	4,000,840	33,725,519	1,223,776
Surrenders and terminations	(18,298)	(269,086,611)	(379,239)	(464,652,055)	(193,941)	(67,419,033)	(510,311)
Transfers between Investment Divisions	(241,684)	(94,265,122)	(716,608)	(341,505,161)	42,420	(67,063,922)	(1,726,583)
Contract owner charges	(12,878)	(23,868,141)	(40,906)	(67,339,176)	(89,082)	(10,853,254)	(13,639)
Net change in net assets
from contract transactions	240,705	(357,181,551)	(164,474)	(704,060,950)	3,760,237	(111,610,690)	(1,026,757)

Net change in net assets	326,200	65,064,125	781,945	508,392,197	5,539,819	112,472,813	(309,336)

Net assets beginning of year	853,123	2,498,351,857	4,930,552	5,447,351,285	5,632,804	851,582,142	2,934,099

Net assets end of year	$1,179,323	$2,563,415,982	$5,712,497	$5,955,743,482	$11,172,623	$964,054,955	$2,624,763

Contract unit transactions
Units outstanding at beginning of year	48,330	129,292,698	205,028	251,816,140	287,958	34,523,120	100,716
Units issued	56,579	6,552,535	68,920	16,469,893	229,271	4,137,656	103,499
Units redeemed	(45,712)	(23,489,569)	(74,722)	(45,506,500)	(55,999)	(8,107,413)	(134,241)
Units outstanding at end of year	59,197	112,355,664	199,226	222,779,533	461,230	30,553,363	69,974
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$1,160,253	$479,519,734	$2,656,346	$400,620,001	$5,017,211	$222,888,111	$3,947,314
Proceeds from sales	$877,306	$533,928,343	$2,042,865	$1,182,226,165	$1,294,381	$242,200,312	$4,576,916

(a)

JNL/RAFI Fundamental U.S. Small Cap Fund commenced operations on June 24, 2019. On June 24, 2019, JNL/RAFI Fundamental U.S. Small Cap Fund acquired JNL/Mellon Capital S&P Smid 60 Fund, a separate series of JNL Variable Fund LLC. JNL/Mellon Capital S&P SMid 60 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Statement of Changes in Net Assets includes the activity for the period January 1, 2019 through June 23, 2019.

(b)

JNL/RAFI Multi-Factor U.S. Equity Fund commenced operations on June 24, 2019. On June 24, 2019, JNL/RAFI Multi-Factor U.S. Equity Fund acquired JNL/Mellon Capital JNL 5 Fund, a separate series of JNL Variable Fund LLC. JNL/Mellon Capital JNL 5 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Statement of Changes in Net Assets includes the activity for the period January 1, 2019 through June 23, 2019.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/S&P Dividend Income & Growth Fund - Class A	JNL/S&P Dividend Income & Growth Fund - Class I	JNL/S&P International 5 Fund - Class A	JNL/S&P International 5 Fund - Class I	JNL/S&P Intrinsic Value Fund - Class A	JNL/S&P Intrinsic Value Fund - Class I	JNL/S&P Managed Aggressive Growth Fund - Class A
Operations
Net investment income (loss)	$66,691,072	$342,059	$892,416	$36,013	$6,872,099	$106,303	$(28,579,396)
Net realized gain (loss) on investments	253,695,550	732,018	(318,206)	(3,548)	70,427,604	221,242	118,244,766
Net change in unrealized appreciation
(depreciation) on investments	385,450,070	797,892	6,738,268	139,855	49,698,055	413,736	361,243,217
Net change in net assets
from operations	705,836,692	1,871,969	7,312,478	172,320	126,997,758	741,281	450,908,587

Contract transactions
Purchase payments	118,494,956	4,118,910	5,259,551	491,714	25,786,698	1,301,446	73,266,215
Surrenders and terminations	(239,343,354)	(260,255)	(2,708,775)	(6,756)	(53,436,540)	(537,362)	(140,782,285)
Transfers between Investment Divisions	16,443,552	1,143,519	6,928,955	171,888	(38,126,276)	(1,438,434)	(58,682,258)
Contract owner charges	(37,087,961)	(69,853)	(171,084)	(13,558)	(8,694,598)	(29,531)	(26,426,325)
Net change in net assets
from contract transactions	(141,492,807)	4,932,321	9,308,647	643,288	(74,470,716)	(703,881)	(152,624,653)

Net change in net assets	564,343,885	6,804,290	16,621,125	815,608	52,527,042	37,400	298,283,934

Net assets beginning of year	2,779,742,498	5,208,013	40,773,969	723,122	670,704,584	3,513,496	1,853,862,215

Net assets end of year	$3,344,086,383	$12,012,303	$57,395,094	$1,538,730	$723,231,626	$3,550,896	$2,152,146,149

Contract unit transactions
Units outstanding at beginning of year	129,121,184	206,422	3,785,671	74,292	31,260,747	138,238	77,563,710
Units issued	16,122,595	208,178	1,849,362	64,741	5,139,845	119,715	8,029,237
Units redeemed	(22,227,198)	(42,251)	(1,051,791)	(5,043)	(8,272,696)	(142,443)	(13,974,413)
Units outstanding at end of year	123,016,581	372,349	4,583,242	133,990	28,127,896	115,510	71,618,534
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$743,473,832	$7,306,506	$22,844,089	$738,209	$209,983,295	$4,000,647	$222,490,001
Proceeds from sales	$584,084,931	$1,284,457	$12,643,026	$58,908	$205,793,744	$4,133,705	$403,694,050

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/S&P Managed Aggressive Growth Fund - Class I	JNL/S&P Managed Conservative Fund - Class A	JNL/S&P Managed Conservative Fund - Class I	JNL/S&P Managed Growth Fund - Class A	JNL/S&P Managed Growth Fund - Class I	JNL/S&P Managed Moderate Fund - Class A	JNL/S&P Managed Moderate Fund - Class I
Operations
Net investment income (loss)	$(35,486)	$(15,971,105)	$(6,160)	$(68,639,663)	$(29,875)	$(37,324,962)	$(12,409)
Net realized gain (loss) on investments	65,555	37,021,949	33,689	273,271,631	95,212	106,566,000	37,059
Net change in unrealized appreciation
(depreciation) on investments	1,635,739	81,722,986	97,032	789,818,433	1,246,528	263,432,928	364,622
Net change in net assets
from operations	1,665,808	102,773,830	124,561	994,450,401	1,311,865	332,673,966	389,272

Contract transactions
Purchase payments	3,982,032	25,597,103	1,334,658	98,456,751	3,197,791	46,647,951	467,677
Surrenders and terminations	(204,062)	(132,036,675)	(6,102)	(402,992,571)	(134,496)	(252,822,255)	(56,732)
Transfers between Investment Divisions	366,026	7,807,175	72,053	(122,593,354)	(560,607)	(44,842,137)	43,173
Contract owner charges	(111,835)	(15,060,077)	(6,869)	(63,485,235)	(90,377)	(35,162,731)	(15,093)
Net change in net assets
from contract transactions	4,032,161	(113,692,474)	1,393,740	(490,614,409)	2,412,311	(286,179,172)	439,025

Net change in net assets	5,697,969	(10,918,644)	1,518,301	503,835,992	3,724,176	46,494,794	828,297

Net assets beginning of year	4,970,894	1,114,769,000	564,393	4,556,169,040	4,424,232	2,604,499,203	2,456,825

Net assets end of year	$10,668,863	$1,103,850,356	$2,082,694	$5,060,005,032	$8,148,408	$2,650,993,997	$3,285,122

Contract unit transactions
Units outstanding at beginning of year	236,590	79,899,285	43,230	192,724,234	249,827	161,635,534	165,275
Units issued	219,961	11,276,503	165,096	12,387,829	204,837	10,483,895	127,193
Units redeemed	(69,656)	(19,318,937)	(64,411)	(31,293,804)	(92,975)	(27,240,625)	(125,280)
Units outstanding at end of year	386,895	71,856,851	143,915	173,818,259	361,689	144,878,804	167,188
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$5,712,030	$166,849,001	$2,380,968	$335,300,414	$4,301,476	$181,328,374	$2,403,989
Proceeds from sales	$1,715,355	$296,512,580	$993,388	$894,554,486	$1,919,040	$504,832,508	$1,977,373

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/S&P Managed Moderate Growth Fund - Class A	JNL/S&P Managed Moderate Growth Fund - Class I	JNL/S&P Mid 3 Fund - Class A	JNL/S&P Mid 3 Fund - Class I	JNL/S&P Total Yield Fund - Class A	JNL/S&P Total Yield Fund - Class I	JNL/Scout Unconstrained Bond Fund - Class A
Operations
Net investment income (loss)	$(73,956,287)	$(28,200)	$707,024	$7,349	$2,806,582	$14,585	$(401,396)
Net realized gain (loss) on investments	264,021,697	400,827	12,714,073	16,381	14,884,369	16,795	156,084
Net change in unrealized appreciation
(depreciation) on investments	657,637,503	891,959	22,255,447	52,656	53,974,726	85,820	2,034,099
Net change in net assets
from operations	847,702,913	1,264,586	35,676,544	76,386	71,665,677	117,200	1,788,787

Contract transactions
Purchase payments	80,593,859	839,557	7,216,885	235,394	11,769,472	277,210	1,755,159
Surrenders and terminations	(488,218,788)	(75,826)	(13,049,793)	(64,579)	(31,082,072)	(7,870)	(3,689,992)
Transfers between Investment Divisions	(119,772,726)	(3,675,400)	(15,475,822)	(110,486)	(28,418,908)	(41,767)	(991,499)
Contract owner charges	(68,891,394)	(58,405)	(2,320,640)	(5,152)	(4,665,052)	(5,425)	(30,340)
Net change in net assets
from contract transactions	(596,289,049)	(2,970,074)	(23,629,370)	55,177	(52,396,560)	222,148	(2,956,672)

Net change in net assets	251,413,864	(1,705,488)	12,047,174	131,563	19,269,117	339,348	(1,167,885)

Net assets beginning of year	5,059,942,407	7,487,109	194,974,986	356,779	371,365,004	453,088	40,686,859

Net assets end of year	$5,311,356,271	$5,781,621	$207,022,160	$488,342	$390,634,121	$792,436	$39,518,974

Contract unit transactions
Units outstanding at beginning of year	236,890,606	343,375	18,147,051	31,086	20,395,492	21,436	4,201,669
Units issued	13,831,687	148,063	2,733,748	22,045	1,955,425	17,940	556,837
Units redeemed	(39,748,059)	(247,304)	(4,677,855)	(17,823)	(4,559,435)	(8,880)	(856,229)
Units outstanding at end of year	210,974,234	244,134	16,202,944	35,308	17,791,482	30,496	3,902,277
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$325,419,957	$3,454,714	$46,574,815	$316,901	$66,856,100	$482,219	$5,477,593
Proceeds from sales	$995,665,293	$6,452,988	$58,630,835	$229,243	$97,018,917	$210,180	$8,835,661

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/T. Rowe Price Capital Appreciation Fund - Class A	JNL/T. Rowe Price Capital Appreciation Fund - Class I	JNL/T. Rowe Price Established Growth Fund - Class A	JNL/T. Rowe Price Established Growth Fund - Class I	JNL/T. Rowe Price Managed Volatility Balanced Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class I
Operations
Net investment income (loss)	$(53,560,673)	$(198,769)	$(84,912,198)	$(141,624)	$(4,947,712)	$(70,877,424)	$(113,983)
Net realized gain (loss) on investments	72,503,984	697,916	193,992,428	48,831	7,638,781	188,876,213	326,348
Net change in unrealized appreciation
(depreciation) on investments	788,594,088	7,919,951	1,474,495,135	8,165,579	89,682,210	1,174,111,454	5,855,082
Net change in net assets
from operations	807,537,399	8,419,098	1,583,575,365	8,072,786	92,373,279	1,292,110,243	6,067,447

Contract transactions
Purchase payments	784,261,687	38,858,133	483,905,483	15,097,939	11,343,687	334,220,921	13,073,026
Surrenders and terminations	(263,184,986)	(1,285,544)	(437,019,033)	(1,499,817)	(75,262,244)	(356,249,651)	(1,145,665)
Transfers between Investment Divisions	1,162,275,092	6,877,885	(141,518,386)	2,458,551	(20,321)	(91,820,559)	706,078
Contract owner charges	(36,646,125)	(432,900)	(71,761,534)	(306,562)	(368,269)	(65,487,847)	(231,713)
Net change in net assets
from contract transactions	1,646,705,668	44,017,574	(166,393,470)	15,750,111	(64,307,147)	(179,337,136)	12,401,726

Net change in net assets	2,454,243,067	52,436,672	1,417,181,895	23,822,897	28,066,132	1,112,773,107	18,469,173

Net assets beginning of year	2,996,910,802	20,423,251	5,444,728,171	21,133,303	453,454,961	4,405,856,651	14,918,256

Net assets end of year	$5,451,153,869	$72,859,923	$6,861,910,066	$44,956,200	$481,521,093	$5,518,629,758	$33,387,429

Contract unit transactions
Units outstanding at beginning of year	209,096,488	1,411,789	76,570,630	212,108	43,058,117	42,574,702	100,711
Units issued	138,992,905	3,361,627	11,545,200	209,601	4,704,936	5,615,957	114,675
Units redeemed	(37,129,288)	(710,292)	(13,896,753)	(76,238)	(10,264,116)	(7,249,119)	(43,564)
Units outstanding at end of year	310,960,105	4,063,124	74,219,077	345,471	37,498,937	40,941,540	171,822
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$2,248,904,381	$55,822,917	$975,899,441	$24,943,111	$56,188,173	$697,127,224	$20,092,950
Proceeds from sales	$655,759,386	$12,004,112	$1,227,205,109	$9,334,624	$125,443,032	$947,341,784	$7,805,207

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/T. Rowe Price Short-Term Bond Fund - Class A	JNL/T. Rowe Price Short-Term Bond Fund - Class I	JNL/T. Rowe Price Value Fund - Class A	JNL/T. Rowe Price Value Fund - Class I	JNL/The London Company Focused U.S. Equity Fund - Class A	JNL/The London Company Focused U.S. Equity Fund - Class I	JNL/VanEck International Gold Fund - Class A
Operations
Net investment income (loss)	$(13,545,800)	$(33,113)	$(24,390,179)	$(45,612)	$150,856	$13,184	$(558,590)
Net realized gain (loss) on investments	4,339,766	90,802	5,859,174	31,340	5,619,805	175,915	304,821
Net change in unrealized appreciation
(depreciation) on investments	36,750,151	199,834	410,329,296	2,203,568	88,002	(21,227)	16,743,724
Net change in net assets
from operations	27,544,117	257,523	391,798,291	2,189,296	5,858,663	167,872	16,489,955

Contract transactions
Purchase payments	119,405,951	8,890,774	94,187,552	3,936,274	3,456,618	291,297	5,641,189
Surrenders and terminations	(146,185,486)	(303,831)	(130,201,848)	(270,675)	(1,498,564)	(9,888)	(4,566,503)
Transfers between Investment Divisions	75,175,274	(889,728)	(4,197,707)	613,847	2,562,740	257,235	209,700
Contract owner charges	(10,902,373)	(55,135)	(19,610,821)	(105,598)	(92,751)	(9,697)	(33,193)
Net change in net assets
from contract transactions	37,493,366	7,642,080	(59,822,824)	4,173,848	4,428,043	528,947	1,251,193

Net change in net assets	65,037,483	7,899,603	331,975,467	6,363,144	10,286,706	696,819	17,741,148

Net assets beginning of year	1,024,454,040	3,548,823	1,629,904,571	6,377,256	22,312,611	374,583	46,222,969

Net assets end of year	$1,089,491,523	$11,448,426	$1,961,880,038	$12,740,400	$32,599,317	$1,071,402	$63,964,117

Contract unit transactions
Units outstanding at beginning of year	99,176,409	284,531	57,613,769	172,493	1,677,169	27,217	10,369,106
Units issued	42,278,892	1,092,174	8,559,058	140,209	751,786	39,374	5,157,332
Units redeemed	(39,490,654)	(488,046)	(10,613,364)	(40,152)	(452,589)	(4,279)	(5,046,814)
Units outstanding at end of year	101,964,647	888,659	55,559,463	272,550	1,976,366	62,312	10,479,624
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$449,618,972	$13,886,490	$279,758,346	$5,945,918	$17,055,471	$791,691	$27,913,938
Proceeds from sales	$425,671,406	$6,277,523	$363,971,349	$1,817,682	$6,943,493	$71,417	$27,221,335

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Vanguard Capital Growth Fund - Class A	JNL/Vanguard Capital Growth Fund - Class I	JNL/Vanguard Equity Income Fund - Class A	JNL/Vanguard Equity Income Fund - Class I	JNL/Vanguard Global Bond Market Index Fund - Class A	JNL/Vanguard Global Bond Market Index Fund - Class I	JNL/Vanguard Growth ETF Allocation Fund - Class A
Operations
Net investment income (loss)	$(4,130,732)	$(29,442)	$(3,175,576)	$(27,592)	$(1,101,317)	$(9,767)	$(4,043,868)
Net realized gain (loss) on investments	3,842,457	74,062	4,898,231	62,490	1,469,123	47,953	1,884,899
Net change in unrealized appreciation
(depreciation) on investments	67,337,004	1,434,280	45,071,237	1,186,624	3,815,205	98,817	59,389,215
Net change in net assets
from operations	67,048,729	1,478,900	46,793,892	1,221,522	4,183,011	137,003	57,230,246

Contract transactions
Purchase payments	61,033,539	2,415,514	66,630,571	4,324,392	28,263,290	2,647,593	87,454,413
Surrenders and terminations	(17,125,177)	(189,499)	(10,633,011)	(145,034)	(6,394,791)	(59,123)	(13,772,308)
Transfers between Investment Divisions	10,197,229	(508,254)	88,041,772	701,230	34,385,174	(113,425)	35,889,396
Contract owner charges	(3,768,845)	(70,789)	(2,733,711)	(55,386)	(915,624)	(17,960)	(3,817,021)
Net change in net assets
from contract transactions	50,336,746	1,646,972	141,305,621	4,825,202	55,338,049	2,457,085	105,754,480

Net change in net assets	117,385,475	3,125,872	188,099,513	6,046,724	59,521,060	2,594,088	162,984,726

Net assets beginning of year	250,966,931	5,079,069	139,345,991	3,047,272	63,362,544	1,209,889	229,380,076

Net assets end of year	$368,352,406	$8,204,941	$327,445,504	$9,093,996	$122,883,604	$3,803,977	$392,364,802

Contract unit transactions
Units outstanding at beginning of year	23,937,878	479,149	14,207,159	305,554	6,364,447	119,530	24,141,351
Units issued	11,561,487	320,618	20,720,750	528,748	8,776,924	315,638	14,707,474
Units redeemed	(7,133,723)	(184,068)	(7,554,298)	(89,050)	(3,473,056)	(85,717)	(4,780,154)
Units outstanding at end of year	28,365,642	615,699	27,373,611	745,252	11,668,315	349,451	34,068,671
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$132,678,647	$3,831,967	$224,360,519	$5,847,491	$91,177,929	$3,386,061	$156,741,810
Proceeds from sales	$86,472,633	$2,214,437	$86,230,474	$1,049,881	$36,941,197	$938,743	$55,031,198

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Vanguard Growth ETF Allocation Fund - Class I	JNL/Vanguard International Fund - Class A	JNL/Vanguard International Fund - Class I	JNL/Vanguard International Stock Market Index Fund - Class A	JNL/Vanguard International Stock Market Index Fund - Class I	JNL/Vanguard Moderate ETF Allocation Fund - Class A	JNL/Vanguard Moderate ETF Allocation Fund - Class I
Operations
Net investment income (loss)	$(65,552)	$(6,798,974)	$(39,031)	$(3,553,590)	$(29,634)	$(2,610,870)	$(37,014)
Net realized gain (loss) on investments	155,587	(1,400,845)	59,093	(1,414,806)	(43,348)	1,701,176	94,663
Net change in unrealized appreciation
(depreciation) on investments	2,843,815	134,251,867	2,215,282	49,497,304	1,164,955	26,434,157	1,121,284
Net change in net assets
from operations	2,933,850	126,052,048	2,235,344	44,528,908	1,091,973	25,524,463	1,178,933

Contract transactions
Purchase payments	7,997,249	60,287,894	3,502,274	46,121,834	3,505,178	83,536,955	4,059,714
Surrenders and terminations	(377,953)	(24,188,678)	(382,855)	(11,745,192)	(141,328)	(12,330,777)	(623,134)
Transfers between Investment Divisions	404,104	25,518,486	302,874	32,483,219	(993,842)	73,957,963	(61,822)
Contract owner charges	(149,704)	(6,201,387)	(86,631)	(2,878,123)	(62,371)	(2,058,325)	(67,398)
Net change in net assets
from contract transactions	7,873,696	55,416,315	3,335,662	63,981,738	2,307,637	143,105,816	3,307,360

Net change in net assets	10,807,546	181,468,363	5,571,006	108,510,646	3,399,610	168,630,279	4,486,293

Net assets beginning of year	9,326,199	412,462,976	5,753,379	203,704,434	4,433,087	130,764,945	6,140,480

Net assets end of year	$20,133,745	$593,931,339	$11,324,385	$312,215,080	$7,832,697	$299,395,224	$10,626,773

Contract unit transactions
Units outstanding at beginning of year	964,929	46,068,699	640,824	23,222,626	500,154	13,613,003	628,754
Units issued	1,020,610	18,256,416	629,160	11,630,114	482,145	17,955,337	533,556
Units redeemed	(289,662)	(12,819,821)	(297,788)	(5,012,115)	(249,112)	(4,278,979)	(221,680)
Units outstanding at end of year	1,695,877	51,505,294	972,196	29,840,625	733,187	27,289,361	940,630
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$11,062,714	$186,372,908	$6,475,319	$112,261,533	$4,733,841	$187,185,713	$5,660,666
Proceeds from sales	$3,254,570	$137,755,567	$3,178,688	$51,833,385	$2,455,838	$46,690,767	$2,390,320

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I	JNL/Vanguard Small Company Growth Fund - Class A	JNL/Vanguard Small Company Growth Fund - Class I	JNL/Vanguard U.S. Stock Market Index Fund - Class A	JNL/Vanguard U.S. Stock Market Index Fund - Class I	JNL/WCM Focused International Equity Fund - Class A
Operations
Net investment income (loss)	$(3,472,526)	$(53,495)	$(3,471,388)	$(21,626)	$(4,954,190)	$(38,254)	$(668,229)
Net realized gain (loss) on investments	1,781,953	82,249	(5,085,572)	14,876	8,114,507	92,973	9,785,511
Net change in unrealized appreciation
(depreciation) on investments	45,299,766	1,955,314	64,221,430	1,008,482	84,916,957	2,115,588	25,050,037
Net change in net assets
from operations	43,609,193	1,984,068	55,664,470	1,001,732	88,077,274	2,170,307	34,167,319

Contract transactions
Purchase payments	88,446,494	4,624,616	27,435,864	1,402,333	98,003,462	6,515,969	23,230,689
Surrenders and terminations	(14,525,980)	(346,074)	(12,348,842)	(116,304)	(22,040,722)	(107,625)	(6,450,819)
Transfers between Investment Divisions	48,398,129	(13,055)	(62,350,668)	(161,358)	121,536,644	519,968	126,300,295
Contract owner charges	(3,009,708)	(129,788)	(3,351,729)	(55,770)	(4,460,236)	(83,038)	(1,152,713)
Net change in net assets
from contract transactions	119,308,935	4,135,699	(50,615,375)	1,068,901	193,039,148	6,845,274	141,927,452

Net change in net assets	162,918,128	6,119,767	5,049,095	2,070,633	281,116,422	9,015,581	176,094,771

Net assets beginning of year	199,470,332	8,473,178	250,011,058	3,201,418	236,798,547	4,958,564	58,982,232

Net assets end of year	$362,388,460	$14,592,945	$255,060,153	$5,272,051	$517,914,969	$13,974,145	$235,077,003

Contract unit transactions
Units outstanding at beginning of year	20,886,685	873,992	25,619,429	323,857	23,815,076	491,524	4,686,223
Units issued	15,339,610	583,471	8,252,808	229,201	29,361,208	746,899	11,749,330
Units redeemed	(3,981,001)	(197,532)	(13,098,959)	(131,611)	(12,499,058)	(172,923)	(2,391,437)
Units outstanding at end of year	32,245,294	1,259,931	20,773,278	421,447	40,677,226	1,065,500	14,044,116
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$161,337,616	$6,259,281	$92,080,849	$2,597,624	$337,092,087	$8,896,233	$185,651,702
Proceeds from sales	$45,501,207	$2,177,077	$146,167,612	$1,550,349	$149,007,129	$2,089,213	$37,345,365

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/WCM Focused International Equity Fund - Class I	JNL/Westchester Capital Event Driven Fund - Class A	JNL/Westchester Capital Event Driven Fund - Class I	JNL/WMC Balanced Fund - Class A	JNL/WMC Balanced Fund - Class I	JNL/WMC Government Money Market Fund - Class A	JNL/WMC Government Money Market Fund - Class I
Operations
Net investment income (loss)	$7,857	$(467,978)	$(2,231)	$(101,472,595)	$(111,733)	$2,806,297	$187,955
Net realized gain (loss) on investments	175,456	630,760	5,482	141,548,806	165,431	—	—
Net change in unrealized appreciation
(depreciation) on investments	591,011	3,348,337	48,379	1,344,715,070	4,573,435	—	—
Net change in net assets
from operations	774,324	3,511,119	51,630	1,384,791,281	4,627,133	2,806,297	187,955

Contract transactions
Purchase payments	1,360,657	4,257,724	262,698	625,967,710	17,319,943	414,247,357	24,550,964
Surrenders and terminations	(124,506)	(2,695,760)	(58,074)	(581,520,294)	(880,657)	(625,195,746)	(5,954,020)
Transfers between Investment Divisions	637,537	15,540,730	131,622	46,143,442	(1,226,739)	59,107,815	(17,871,889)
Contract owner charges	(30,361)	(308,412)	(5,488)	(89,825,795)	(253,437)	(14,855,773)	(109,518)
Net change in net assets
from contract transactions	1,843,327	16,794,282	330,758	765,063	14,959,110	(166,696,347)	615,537

Net change in net assets	2,617,651	20,305,401	382,388	1,385,556,344	19,586,243	(163,890,050)	803,492

Net assets beginning of year	1,613,750	25,623,417	285,347	6,996,799,334	14,632,928	1,354,360,049	12,197,202

Net assets end of year	$4,231,401	$45,928,818	$667,735	$8,382,355,678	$34,219,171	$1,190,469,999	$13,000,694

Contract unit transactions
Units outstanding at beginning of year	121,521	2,482,205	27,215	151,046,641	223,286	113,986,770	741,820
Units issued	167,617	3,385,152	45,069	21,873,850	288,687	121,921,359	2,617,350
Units redeemed	(53,058)	(1,824,756)	(15,434)	(22,518,140)	(73,828)	(137,241,587)	(2,578,083)
Units outstanding at end of year	236,080	4,042,601	56,850	150,402,351	438,145	98,666,542	781,087
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$2,848,152	$36,509,264	$504,371	$1,132,738,526	$20,396,601	$1,483,687,598	$43,736,020
Proceeds from sales	$862,988	$20,182,960	$175,844	$1,233,446,058	$5,549,224	$1,647,577,648	$42,932,528

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/WMC Value Fund - Class A	JNL/WMC Value Fund - Class I	JNL/AQR Risk Parity Fund - Class A(a)	JNL/BlackRock Global Long Short Credit Fund - Class A(a)	JNL/Epoch Global Shareholder Yield Fund - Class A(a)	JNL/Epoch Global Shareholder Yield Fund - Class I(a)	JNL/MC 10 x 10 Fund - Class A(a)
Operations
Net investment income (loss)	$(9,925,900)	$(6,171)	$126,674	$3,386,589	$734,621	$2,876	$(2,577,986)
Net realized gain (loss) on investments	(162,124)	(21,256)	(9,097,017)	(4,590,593)	(180,197)	(2,746)	101,587,013
Net change in unrealized appreciation
(depreciation) on investments	170,983,026	373,129	11,625,267	2,080,344	2,213,098	8,706	(57,562,538)
Net change in net assets
from operations	160,895,002	345,702	2,654,924	876,340	2,767,522	8,836	41,446,489

Contract transactions
Purchase payments	27,974,999	1,107,499	443,805	310,678	603,984	18,228	4,393,781
Surrenders and terminations	(49,380,703)	(159,966)	(1,465,663)	(2,647,243)	(1,446,648)	(1,985)	(13,959,140)
Transfers between Investment Divisions	(6,261,656)	(27,893)	(26,346,346)	(39,560,121)	(26,041,205)	(92,882)	(398,794,174)
Contract owner charges	(8,560,078)	(14,957)	(14,646)	(11,261)	(9,412)	(265)	(2,351,796)
Net change in net assets
from contract transactions	(36,227,438)	904,683	(27,382,850)	(41,907,947)	(26,893,281)	(76,904)	(410,711,329)

Net change in net assets	124,667,564	1,250,385	(24,727,926)	(41,031,607)	(24,125,759)	(68,068)	(369,264,840)

Net assets beginning of year	641,872,171	1,082,118	24,727,926	41,031,607	24,125,759	68,068	369,264,840

Net assets end of year	$766,539,735	$2,332,503	$—	$—	$—	$—	$—

Contract unit transactions
Units outstanding at beginning of year	18,987,163	25,078	2,348,296	4,139,407	1,713,991	5,736	26,047,678
Units issued	2,090,812	23,560	80,946	229,381	141,248	1,495	975,654
Units redeemed	(3,084,453)	(5,852)	(2,429,242)	(4,368,788)	(1,855,239)	(7,231)	(27,023,332)
Units outstanding at end of year	17,993,522	42,786	—	—	—	—	—
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$81,483,406	$1,190,660	$1,158,314	$5,824,820	$2,836,040	$21,665	$14,878,867
Proceeds from sales	$127,636,744	$292,148	$28,414,490	$44,346,178	$28,994,700	$95,693	$428,168,182

(a)	The period is from January 1, 2019 through June 24, 2019, the date the Fund was acquired. See Note 1. in the Notes to Financial Statements.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2019

	JNL/MC 10 x 10 Fund - Class I(a)	JNL/PPM America Long Short Credit Fund - Class A(a)	JNL/PPM America Long Short Credit Fund - Class I(a)
Operations
Net investment income (loss)	$(34)	$766,974	$17,615
Net realized gain (loss) on investments	1,902	(1,485,757)	(40,967)
Net change in unrealized appreciation
(depreciation) on investments	365	1,340,868	3,247
Net change in net assets
from operations	2,233	622,085	(20,105)

Contract transactions
Purchase payments	67,752	488,290	495,893
Surrenders and terminations	—	(980,345)	—
Transfers between Investment Divisions	(79,511)	(15,709,272)	(551,802)
Contract owner charges	(107)	(34,366)	(840)
Net change in net assets
from contract transactions	(11,866)	(16,235,693)	(56,749)

Net change in net assets	(9,633)	(15,613,608)	(76,854)

Net assets beginning of year	9,633	15,613,608	76,854

Net assets end of year	$—	$—	$—

Contract unit transactions
Units outstanding at beginning of year	596	1,530,647	8,870
Units issued	3,800	477,961	67,830
Units redeemed	(4,396)	(2,008,608)	(76,700)
Units outstanding at end of year	—	—	—
Cost of purchases and proceeds
from sales of the Investment Divisions
Cost of purchases	$67,751	$5,755,273	$723,956
Proceeds from sales	$79,651	$21,223,992	$763,090

(a)	The period is from January 1, 2019 through June 24, 2019, the date the Fund was acquired. See Note 1. in the Notes to Financial Statements.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL Aggressive Growth Allocation Fund - Class A	JNL Aggressive Growth Allocation Fund - Class I	JNL Conservative Allocation Fund - Class A	JNL Conservative Allocation Fund - Class I	JNL Growth Allocation Fund - Class A	JNL Growth Allocation Fund - Class I	JNL Institutional Alt 100 Fund - Class A
Operations
Net investment income (loss)	$(19,312,153)	$(9,302)	$(3,221,327)	$(1,072)	$(30,691,331)	$(17,179)	$(2,821,236)
Net realized gain (loss) on investments	42,301,307	1,855	2,525,183	1,946	65,212,926	(15,097)	(483,553)
Net change in unrealized appreciation
(depreciation) on investments	(192,450,113)	(373,982)	(12,155,634)	(9,768)	(269,098,275)	(564,000)	(14,469,803)
Net change in net assets
from operations	(169,460,959)	(381,429)	(12,851,778)	(8,894)	(234,576,680)	(596,276)	(17,774,592)

Contract transactions
Purchase payments	96,977,221	4,578,275	52,332,626	799,260	131,066,408	6,033,368	5,226,115
Surrenders and terminations	(112,610,954)	(168,828)	(34,112,963)	(13,186)	(151,511,630)	(239,668)	(47,484,414)
Transfers between Investment Divisions	19,772,358	(553,924)	80,003,577	(424,730)	(53,740,741)	110,743	(24,916,755)
Contract owner charges	(15,695,033)	(23,909)	(921,720)	(1,403)	(27,056,487)	(23,457)	(205,363)
Net change in net assets
from contract transactions	(11,556,408)	3,831,614	97,301,520	359,941	(101,242,450)	5,880,986	(67,380,417)

Net change in net assets	(181,017,367)	3,450,185	84,449,742	351,047	(335,819,130)	5,284,710	(85,155,009)

Net assets beginning of year	1,436,563,611	265,764	237,628,764	6,162	2,347,217,085	621,060	315,315,898

Net assets end of year	$1,255,546,244	$3,715,949	$322,078,506	$357,209	$2,011,397,955	$5,905,770	$230,160,889

Contract unit transactions
Units outstanding at beginning of year	98,147,516	20,517	20,581,827	520	153,865,849	45,822	29,830,629
Units issued	21,087,434	353,516	16,149,227	73,446	19,443,353	468,338	1,448,359
Units redeemed	(22,309,654)	(67,211)	(7,502,491)	(42,834)	(26,584,099)	(68,087)	(7,916,430)
Units outstanding at end of year	96,925,296	306,822	29,228,563	31,132	146,725,103	446,073	23,362,558

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL Institutional Alt 25 Fund - Class A	JNL Institutional Alt 25 Fund - Class I	JNL Institutional Alt 50 Fund - Class A	JNL Institutional Alt 50 Fund - Class I	JNL iShares Tactical Growth Fund - Class A	JNL iShares Tactical Growth Fund - Class I	JNL iShares Tactical Moderate Fund - Class A
Operations
Net investment income (loss)	$(40,769,705)	$(1,537)	$(35,580,635)	$(3,036)	$643,945	$31,756	$646,061
Net realized gain (loss) on investments	44,298,486	(164)	40,722,565	(2,794)	7,081,973	17,117	2,844,733
Net change in unrealized appreciation
(depreciation) on investments	(232,491,412)	(33,888)	(188,564,993)	(58,738)	(28,432,212)	(322,141)	(11,230,146)
Net change in net assets
from operations	(228,962,631)	(35,589)	(183,423,063)	(64,568)	(20,706,294)	(273,268)	(7,739,352)

Contract transactions
Purchase payments	33,663,248	209,675	36,193,673	943,210	23,396,019	2,755,281	14,923,824
Surrenders and terminations	(224,716,116)	(1,013)	(216,908,140)	(3,004)	(14,407,066)	(167,240)	(11,950,139)
Transfers between Investment Divisions	(181,023,813)	223,663	(186,496,237)	40,149	(5,799,354)	(22,873)	(796,427)
Contract owner charges	(41,635,646)	(4,928)	(34,842,373)	(6,879)	(143,908)	(11,485)	(77,883)
Net change in net assets
from contract transactions	(413,712,327)	427,397	(402,053,077)	973,476	3,045,691	2,553,683	2,099,375

Net change in net assets	(642,674,958)	391,808	(585,476,140)	908,908	(17,660,603)	2,280,415	(5,639,977)

Net assets beginning of year	3,152,198,744	113,483	2,775,883,113	114,866	199,077,200	26,793	121,842,642

Net assets end of year	$2,509,523,786	$505,291	$2,190,406,973	$1,023,774	$181,416,597	$2,307,208	$116,202,665

Contract unit transactions
Units outstanding at beginning of year	165,657,359	6,657	150,330,440	6,709	12,406,922	1,863	9,486,886
Units issued	8,146,235	25,595	9,911,441	74,869	2,892,650	219,767	2,691,979
Units redeemed	(30,315,659)	(368)	(32,270,677)	(18,548)	(2,717,696)	(46,583)	(2,513,347)
Units outstanding at end of year	143,487,935	31,884	127,971,204	63,030	12,581,876	175,047	9,665,518

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL iShares Tactical Moderate Fund - Class I	JNL iShares Tactical Moderate Growth Fund - Class A	JNL iShares Tactical Moderate Growth Fund - Class I	JNL Moderate Allocation Fund - Class A	JNL Moderate Allocation Fund - Class I	JNL Moderate Growth Allocation Fund - Class A	JNL Moderate Growth Allocation Fund - Class I
Operations
Net investment income (loss)	$7,446	$1,312,122	$28,874	$(5,041,298)	$(8,578)	$(28,743,676)	$(4,442)
Net realized gain (loss) on investments	(1,189)	8,731,045	27,678	7,495,304	(4,092)	45,289,633	(194)
Net change in unrealized appreciation
(depreciation) on investments	(48,543)	(30,954,210)	(228,692)	(30,968,663)	(115,744)	(190,619,977)	(102,113)
Net change in net assets
from operations	(42,286)	(20,911,043)	(172,140)	(28,514,657)	(128,414)	(174,074,020)	(106,749)

Contract transactions
Purchase payments	1,302,078	17,700,689	1,947,456	72,025,601	2,460,465	115,867,326	2,132,463
Surrenders and terminations	(558)	(24,002,730)	(36,032)	(46,292,099)	(286,433)	(205,795,182)	(18,885)
Transfers between Investment Divisions	(146,186)	(5,381,921)	473,753	13,232,207	14,794	(20,053,701)	(143,423)
Contract owner charges	(3,007)	(166,470)	(8,062)	(1,019,999)	(14,618)	(19,889,836)	(8,000)
Net change in net assets
from contract transactions	1,152,327	(11,850,432)	2,377,115	37,945,710	2,174,208	(129,871,393)	1,962,155

Net change in net assets	1,110,041	(32,761,475)	2,204,975	9,431,053	2,045,794	(303,945,413)	1,855,406

Net assets beginning of year	—	263,017,062	77,273	444,046,351	551,181	2,326,032,530	—

Net assets end of year	$1,110,041	$230,255,587	$2,282,248	$453,477,404	$2,596,975	$2,022,087,117	$1,855,406

Contract unit transactions
Units outstanding at beginning of year	—	18,007,476	5,692	33,656,658	41,935	152,031,191	—
Units issued	126,040	2,264,947	183,775	10,125,742	189,725	19,037,268	162,881
Units redeemed	(33,513)	(3,072,916)	(13,344)	(7,136,360)	(23,376)	(27,781,503)	(17,557)
Units outstanding at end of year	92,527	17,199,507	176,123	36,646,040	208,284	143,286,956	145,324

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL Multi-Manager Alternative Fund - Class A	JNL Multi-Manager International Small Cap Fund - Class A(a)	JNL Multi-Manager Mid Cap Fund - Class A	JNL Multi-Manager Mid Cap Fund - Class I	JNL Multi-Manager Small Cap Growth Fund - Class A	JNL Multi-Manager Small Cap Growth Fund - Class I	JNL Multi-Manager Small Cap Value Fund - Class A
Operations
Net investment income (loss)	$(140,862)	$(1,108)	$(1,073,750)	$563	$(19,993,514)	$(9,086)	$(6,711,981)
Net realized gain (loss) on investments	51,927	(10,049)	6,030,181	48,248	146,066,370	183,350	84,029,360
Net change in unrealized appreciation
(depreciation) on investments	(630,406)	(58,052)	(15,055,867)	(180,935)	(211,483,032)	(817,754)	(180,011,202)
Net change in net assets
from operations	(719,341)	(69,209)	(10,099,436)	(132,124)	(85,410,176)	(643,490)	(102,693,823)

Contract transactions
Purchase payments	1,842,425	348,165	24,759,352	1,230,799	104,034,641	4,419,532	33,970,658
Surrenders and terminations	(613,490)	(230)	(3,530,969)	(3,930)	(109,739,198)	(119,116)	(47,847,749)
Transfers between Investment Divisions	1,295,392	132,785	35,034,962	384,969	232,640,688	757,399	21,684,584
Contract owner charges	(6,896)	(24)	(903,604)	(5,505)	(17,201,917)	(15,969)	(7,050,204)
Net change in net assets
from contract transactions	2,517,431	480,696	55,359,741	1,606,333	209,734,214	5,041,846	757,289

Net change in net assets	1,798,090	411,487	45,260,305	1,474,209	124,324,038	4,398,356	(101,936,534)

Net assets beginning of year	11,887,423	—	56,172,868	35,141	1,194,495,065	67,255	642,867,419

Net assets end of year	$13,685,513	$411,487	$101,433,173	$1,509,350	$1,318,819,103	$4,465,611	$540,930,885

Contract unit transactions
Units outstanding at beginning of year	1,180,536	—	4,613,106	2,846	24,525,006	979	28,889,766
Units issued	565,165	73,791	7,406,601	129,108	10,570,846	81,176	6,403,009
Units redeemed	(318,251)	(22,668)	(3,071,185)	(2,092)	(7,246,554)	(14,449)	(6,392,915)
Units outstanding at end of year	1,427,450	51,123	8,948,522	129,862	27,849,298	67,706	28,899,860

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL Multi-Manager Small Cap Value Fund - Class I	JNL S&P 500 Index Fund - Class I	JNL/American Funds Balanced Fund - Class A	JNL/American Funds Balanced Fund - Class I	JNL/American Funds Blue Chip Income and Growth Fund - Class A	JNL/American Funds Blue Chip Income and Growth Fund - Class I	JNL/American Funds Capital Income Builder Fund - Class A(a)
Operations
Net investment income (loss)	$3,443	$(71,870)	$(6,102,994)	$43,697	$(42,977,576)	$(13,010)	$(50,210)
Net realized gain (loss) on investments	107,537	(11,151)	61,868,045	510,151	161,975,229	(35,536)	(33,001)
Net change in unrealized appreciation
(depreciation) on investments	(301,877)	(2,428,998)	(120,171,267)	(1,236,942)	(429,376,982)	(573,582)	(731,125)
Net change in net assets
from operations	(190,897)	(2,512,019)	(64,406,216)	(683,094)	(310,379,329)	(622,128)	(814,336)

Contract transactions
Purchase payments	1,170,255	30,103,995	239,552,521	10,111,980	204,466,974	5,023,069	16,704,855
Surrenders and terminations	(30,311)	(793,444)	(67,257,749)	(111,237)	(201,773,768)	(136,232)	(112,246)
Transfers between Investment Divisions	57,020	385,847	143,285,630	501,335	(153,228,916)	1,456,948	5,997,995
Contract owner charges	(5,648)	(112,952)	(10,855,390)	(48,804)	(39,986,256)	(29,215)	(28,950)
Net change in net assets
from contract transactions	1,191,316	29,583,446	304,725,012	10,453,274	(190,521,966)	6,314,570	22,561,654

Net change in net assets	1,000,419	27,071,427	240,318,796	9,770,180	(500,901,295)	5,692,442	21,747,318

Net assets beginning of year	54,985	728,021	723,462,731	430,616	3,200,699,086	145,997	—

Net assets end of year	$1,055,404	$27,799,448	$963,781,527	$10,200,796	$2,699,797,791	$5,838,439	$21,747,318

Contract unit transactions
Units outstanding at beginning of year	2,028	67,866	44,383,245	19,931	150,649,285	6,083	—
Units issued	48,396	3,317,148	27,573,971	510,890	19,381,683	298,265	2,422,690
Units redeemed	(4,710)	(655,070)	(9,267,271)	(29,921)	(28,691,867)	(36,016)	(111,976)
Units outstanding at end of year	45,714	2,729,944	62,689,945	500,900	141,339,101	268,332	2,310,714

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/American Funds Capital Income Builder Fund - Class I(a)	JNL/American Funds Global Bond Fund - Class A	JNL/American Funds Global Bond Fund - Class I	JNL/American Funds Global Growth Fund - Class A	JNL/American Funds Global Growth Fund - Class I	JNL/American Funds Global Small Capitalization Fund - Class A	JNL/American Funds Global Small Capitalization Fund - Class I
Operations
Net investment income (loss)	$(718)	$(4,124,823)	$5,481	$(1,319,550)	$5,637	$(8,505,623)	$(807)
Net realized gain (loss) on investments	1,619	(1,580,149)	(4,389)	7,780,906	21,129	13,962,864	(4,168)
Net change in unrealized appreciation
(depreciation) on investments	(33,550)	(11,112,766)	(15,585)	(30,500,742)	(428,702)	(86,826,938)	(345,209)
Net change in net assets
from operations	(32,649)	(16,817,738)	(14,493)	(24,039,386)	(401,936)	(81,369,697)	(350,184)

Contract transactions
Purchase payments	1,181,571	34,550,188	1,027,528	43,550,539	2,485,040	55,809,353	2,320,429
Surrenders and terminations	(455)	(40,006,244)	(49,109)	(9,494,760)	(38,543)	(38,877,827)	(80,465)
Transfers between Investment Divisions	63,861	8,524,520	9,843	38,913,665	509,973	12,403,147	444,790
Contract owner charges	(455)	(6,578,509)	(6,336)	(157,146)	(15,948)	(8,639,258)	(11,736)
Net change in net assets
from contract transactions	1,244,522	(3,510,045)	981,926	72,812,298	2,940,522	20,695,415	2,673,018

Net change in net assets	1,211,873	(20,327,783)	967,433	48,772,912	2,538,586	(60,674,282)	2,322,834

Net assets beginning of year	—	492,409,123	155,356	157,759,959	256,869	643,348,670	225,153

Net assets end of year	$1,211,873	$472,081,340	$1,122,789	$206,532,871	$2,795,455	$582,674,388	$2,547,987

Contract unit transactions
Units outstanding at beginning of year	—	46,439,682	12,916	10,460,844	17,602	40,627,923	12,595
Units issued	161,349	13,227,137	95,895	7,518,458	231,380	9,366,042	169,561
Units redeemed	(32,948)	(13,862,699)	(13,584)	(2,676,205)	(37,586)	(8,241,748)	(21,348)
Units outstanding at end of year	128,401	45,804,120	95,227	15,303,097	211,396	41,752,217	160,808

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/American Funds Growth Allocation Fund - Class A	JNL/American Funds Growth Allocation Fund - Class I	JNL/American Funds Growth Fund - Class A	JNL/American Funds Growth Fund - Class I	JNL/American Funds Growth-Income Fund - Class A	JNL/American Funds Growth-Income Fund - Class I	JNL/American Funds International Fund - Class A
Operations
Net investment income (loss)	$(30,275,377)	$(19,708)	$(4,372,048)	$(21,412)	$(80,960,545)	$(55,689)	$(9,393,768)
Net realized gain (loss) on investments	57,151,004	(64,727)	19,232,103	(81,030)	256,365,574	85,739	58,516,876
Net change in unrealized appreciation
(depreciation) on investments	(188,998,721)	(647,087)	(39,435,820)	(834,822)	(409,340,992)	(2,086,866)	(336,662,994)
Net change in net assets
from operations	(162,123,094)	(731,522)	(24,575,765)	(937,264)	(233,935,963)	(2,056,816)	(287,539,886)

Contract transactions
Purchase payments	342,327,680	10,054,240	115,784,832	9,001,421	842,755,523	24,199,971	169,269,775
Surrenders and terminations	(105,008,324)	(176,409)	(29,332,254)	(143,334)	(341,040,113)	(203,760)	(103,498,177)
Transfers between Investment Divisions	129,304,151	(117,215)	111,232,163	920,035	48,296,468	1,407,855	(44,112,960)
Contract owner charges	(28,378,634)	(36,403)	(564,048)	(40,187)	(72,126,860)	(132,029)	(21,833,495)
Net change in net assets
from contract transactions	338,244,873	9,724,213	197,120,693	9,737,935	477,885,018	25,272,037	(174,857)

Net change in net assets	176,121,779	8,992,691	172,544,928	8,800,671	243,949,055	23,215,221	(287,714,743)

Net assets beginning of year	1,994,589,272	267,469	346,118,006	473,429	5,536,129,366	988,545	1,920,571,149

Net assets end of year	$2,170,711,051	$9,260,160	$518,662,934	$9,274,100	$5,780,078,421	$24,203,766	$1,632,856,406

Contract unit transactions
Units outstanding at beginning of year	126,210,449	16,378	16,594,155	22,046	256,526,665	40,751	128,828,002
Units issued	42,463,036	712,238	12,824,509	521,690	62,669,216	1,150,521	27,539,389
Units redeemed	(21,777,743)	(129,257)	(3,976,621)	(109,489)	(42,182,521)	(163,746)	(28,184,776)
Units outstanding at end of year	146,895,742	599,359	25,442,043	434,247	277,013,360	1,027,526	128,182,615

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/American Funds International Fund - Class I	JNL/American Funds Moderate Growth Allocation Fund - Class A	JNL/American Funds Moderate Growth Allocation Fund - Class I	JNL/American Funds New World Fund - Class A	JNL/American Funds New World Fund - Class I
Operations
Net investment income (loss)	$51,242	$(29,421,624)	$(19,430)	$(11,097,567)	$26,903
Net realized gain (loss) on investments	(15,684)	56,246,720	7,689	28,987,795	(60,290)
Net change in unrealized appreciation
(depreciation) on investments	(1,026,456)	(153,130,169)	(456,448)	(231,900,419)	(770,338)
Net change in net assets
from operations	(990,898)	(126,305,073)	(468,189)	(214,010,191)	(803,725)

Contract transactions
Purchase payments	6,397,272	171,073,152	6,748,440	110,345,863	5,353,405
Surrenders and terminations	(145,126)	(130,958,814)	(225,818)	(74,260,519)	(55,334)
Transfers between Investment Divisions	1,042,940	24,222,947	1,359,874	397,194	1,483,167
Contract owner charges	(34,598)	(26,392,277)	(47,099)	(16,990,239)	(30,326)
Net change in net assets
from contract transactions	7,260,488	37,945,008	7,835,397	19,492,299	6,750,912

Net change in net assets	6,269,590	(88,360,065)	7,367,208	(194,517,892)	5,947,187

Net assets beginning of year	194,608	2,097,974,711	567,506	1,342,594,960	218,077

Net assets end of year	$6,464,198	$2,009,614,646	$7,934,714	$1,148,077,068	$6,165,264

Contract unit transactions
Units outstanding at beginning of year	11,588	146,166,389	38,107	98,562,946	14,159
Units issued	517,878	26,879,886	608,012	22,597,851	527,572
Units redeemed	(82,179)	(24,543,082)	(88,518)	(21,499,260)	(70,601)
Units outstanding at end of year	447,287	148,503,193	557,601	99,661,537	471,130

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class A	JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I	JNL/AQR Managed Futures Strategy Fund - Class A	JNL/BlackRock Global Allocation Fund - Class A	JNL/BlackRock Global Allocation Fund - Class I
Operations
Net investment income (loss)	$(3,239,388)	$2,789	$(1,347,187)	$(24,411,955)	$48,097
Net realized gain (loss) on investments	18,201,242	6,658	(8,940,527)	104,801,203	122,084
Net change in unrealized appreciation
(depreciation) on investments	(62,312,252)	(102,620)	(3,090,140)	(406,526,971)	(824,243)
Net change in net assets
from operations	(47,350,398)	(93,173)	(13,377,854)	(326,137,723)	(654,062)

Contract transactions
Purchase payments	10,426,140	453,074	3,821,206	201,134,195	10,271,252
Surrenders and terminations	(23,976,727)	(137)	(13,529,511)	(234,043,887)	(238,806)
Transfers between Investment Divisions	(34,230,137)	260,148	(17,496,074)	(145,519,424)	24,702
Contract owner charges	(4,050,466)	(3,615)	(237,908)	(46,165,554)	(52,650)
Net change in net assets
from contract transactions	(51,831,190)	709,470	(27,442,287)	(224,594,670)	10,004,498

Net change in net assets	(99,181,588)	616,297	(40,820,141)	(550,732,393)	9,350,436

Net assets beginning of year	370,896,641	5,535	145,476,902	3,844,119,127	247,911

Net assets end of year	$271,715,053	$621,832	$104,656,761	$3,293,386,734	$9,598,347

Contract unit transactions
Units outstanding at beginning of year	22,090,502	277	14,457,274	285,858,860	16,498
Units issued	2,370,009	41,252	1,188,749	28,667,900	720,070
Units redeemed	(5,568,355)	(5,552)	(4,057,367)	(46,111,328)	(39,599)
Units outstanding at end of year	18,892,156	35,977	11,588,656	268,415,432	696,969

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/BlackRock Global Natural Resources Fund - Class A	JNL/BlackRock Global Natural Resources Fund - Class I(a)	JNL/BlackRock Large Cap Select Growth Fund - Class A	JNL/BlackRock Large Cap Select Growth Fund - Class I	JNL/Boston Partners Global Long Short Equity Fund - Class A	JNL/Boston Partners Global Long Short Equity Fund - Class I	JNL/Causeway International Value Select Fund - Class A
Operations
Net investment income (loss)	$3,717,451	$962	$(31,698,940)	$(15,280)	$(367,866)	$(474)	$896,414
Net realized gain (loss) on investments	(16,729,949)	(2,225)	318,970,151	428,209	1,260,503	5,915	6,602,517
Net change in unrealized appreciation
(depreciation) on investments	(121,782,267)	(43,150)	(318,025,327)	(1,321,779)	(4,849,972)	(21,557)	(102,417,448)
Net change in net assets
from operations	(134,794,765)	(44,413)	(30,754,116)	(908,850)	(3,957,335)	(16,116)	(94,918,517)

Contract transactions
Purchase payments	27,367,659	531,028	192,991,364	8,506,551	4,399,317	208,701	28,204,394
Surrenders and terminations	(59,820,469)	—	(170,883,882)	(162,319)	(2,250,515)	(15,246)	(34,716,828)
Transfers between Investment Divisions	(47,956,428)	127,987	317,367,057	1,090,426	(518,830)	62,935	25,041,326
Contract owner charges	(9,084,841)	(177)	(27,468,430)	(28,341)	(33,059)	(1,065)	(5,767,305)
Net change in net assets
from contract transactions	(89,494,079)	658,838	312,006,109	9,406,317	1,596,913	255,325	12,761,587

Net change in net assets	(224,288,844)	614,425	281,251,993	8,497,467	(2,360,422)	239,209	(82,156,930)

Net assets beginning of year	813,980,359	—	1,884,010,835	162,723	36,504,749	4,222	499,528,986

Net assets end of year	$589,691,515	$614,425	$2,165,262,828	$8,660,190	$34,144,327	$243,431	$417,372,056

Contract unit transactions
Units outstanding at beginning of year	96,638,753	—	33,596,153	1,988	3,289,132	381	30,537,713
Units issued	13,025,621	90,331	13,409,880	118,154	1,082,280	25,648	7,103,398
Units redeemed	(24,077,324)	(12,371)	(8,787,193)	(14,758)	(933,833)	(1,712)	(6,389,435)
Units outstanding at end of year	85,587,050	77,960	38,218,840	105,384	3,437,579	24,317	31,251,676

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Causeway International Value Select Fund - Class I	JNL/ClearBridge Large Cap Growth Fund - Class A	JNL/ClearBridge Large Cap Growth Fund - Class I	JNL/Crescent High Income Fund - Class A	JNL/Crescent High Income Fund - Class I	JNL/DFA Growth Allocation Fund - Class A	JNL/DFA Growth Allocation Fund - Class I
Operations
Net investment income (loss)	$23,050	$(861,393)	$(4,475)	$2,521,538	$44,280	$(1,569,203)	$(7,504)
Net realized gain (loss) on investments	(46,383)	643,406	(11,128)	318,379	4,477	(160,823)	(2,859)
Net change in unrealized appreciation
(depreciation) on investments	(206,447)	(8,311,945)	(197,834)	(5,452,855)	(73,350)	(15,119,375)	(269,644)
Net change in net assets
from operations	(229,780)	(8,529,932)	(213,437)	(2,612,938)	(24,593)	(16,849,401)	(280,007)

Contract transactions
Purchase payments	1,032,147	41,186,485	2,147,413	11,183,715	619,326	58,541,357	2,963,690
Surrenders and terminations	(1,607)	(2,935,740)	(7,188)	(5,258,142)	(16,178)	(7,673,612)	(20,472)
Transfers between Investment Divisions	449,303	61,405,414	485,885	17,483,928	320,353	38,038,814	(20,201)
Contract owner charges	(10,341)	(707,590)	(9,886)	(824,270)	(2,541)	(1,430,462)	(18,710)
Net change in net assets
from contract transactions	1,469,502	98,948,569	2,616,224	22,585,231	920,960	87,476,097	2,904,307

Net change in net assets	1,239,722	90,418,637	2,402,787	19,972,293	896,367	70,626,696	2,624,300

Net assets beginning of year	176,216	22,063,891	23,911	61,418,423	84,646	77,932,481	76,163

Net assets end of year	$1,415,938	$112,482,528	$2,426,698	$81,390,716	$981,013	$148,559,177	$2,700,463

Contract unit transactions
Units outstanding at beginning of year	7,854	2,040,791	2,206	5,685,126	7,847	7,076,716	6,789
Units issued	96,209	11,956,857	255,228	5,142,634	87,493	10,560,597	292,105
Units redeemed	(27,243)	(3,438,110)	(32,926)	(3,033,235)	(2,588)	(2,337,970)	(29,101)
Units outstanding at end of year	76,820	10,559,538	224,508	7,794,525	92,752	15,299,343	269,793

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/DFA Moderate Growth Allocation Fund - Class A	JNL/DFA Moderate Growth Allocation Fund - Class I	JNL/DFA U.S. Core Equity Fund - Class A	JNL/DFA U.S. Core Equity Fund - Class I	JNL/DFA U.S. Small Cap Fund - Class A
Operations
Net investment income (loss)	$(1,253,437)	$(9,842)	$(4,407,476)	$27,740	$(431,841)
Net realized gain (loss) on investments	(141,488)	(4,201)	67,111,338	42,014	11,989,489
Net change in unrealized appreciation
(depreciation) on investments	(9,489,266)	(280,627)	(151,121,827)	(497,271)	(24,179,062)
Net change in net assets
from operations	(10,884,191)	(294,670)	(88,417,965)	(427,517)	(12,621,414)

Contract transactions
Purchase payments	42,773,830	4,125,401	67,623,448	3,537,276	14,249,385
Surrenders and terminations	(4,939,319)	(8,521)	(75,342,208)	(13,772)	(6,829,402)
Transfers between Investment Divisions	30,187,045	(228,404)	(39,642,649)	480,846	15,415,476
Contract owner charges	(1,098,504)	(8,736)	(11,465,254)	(20,459)	(88,428)
Net change in net assets
from contract transactions	66,923,052	3,879,740	(58,826,663)	3,983,891	22,747,031

Net change in net assets	56,038,861	3,585,070	(147,244,628)	3,556,374	10,125,617

Net assets beginning of year	58,768,551	173,925	1,058,067,467	126,141	63,093,358

Net assets end of year	$114,807,412	$3,758,995	$910,822,839	$3,682,515	$73,218,975

Contract unit transactions
Units outstanding at beginning of year	5,443,447	15,836	30,537,879	2,615	3,381,464
Units issued	7,782,720	403,417	5,321,368	86,142	2,086,921
Units redeemed	(1,527,038)	(46,534)	(7,115,204)	(5,477)	(852,765)
Units outstanding at end of year	11,699,129	372,719	28,744,043	83,280	4,615,620

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/DFA U.S. Small Cap Fund - Class I	JNL/DoubleLine Core Fixed Income Fund - Class A	JNL/DoubleLine Core Fixed Income Fund - Class I	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A	JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A	JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I
Operations
Net investment income (loss)	$6,250	$(11,126,420)	$24,134	$(120,330)	$9,980	$(3,422,678)	$36,241
Net realized gain (loss) on investments	235,241	39,392,127	34,689	122,541	6,004	109,424,160	505,813
Net change in unrealized appreciation
(depreciation) on investments	(579,588)	(81,991,119)	(40,688)	(442,517)	(21,364)	(167,209,927)	(1,035,567)
Net change in net assets
from operations	(338,097)	(53,725,412)	18,135	(440,306)	(5,380)	(61,208,445)	(493,513)

Contract transactions
Purchase payments	1,938,178	88,210,374	2,270,699	2,856,339	697,633	116,970,134	5,461,272
Surrenders and terminations	(27,473)	(262,871,578)	(16,073)	(998,662)	(3,328)	(39,956,310)	(22,305)
Transfers between Investment Divisions	320,466	(119,347,669)	1,322,346	141,517	73,227	153,802,308	98,930
Contract owner charges	(6,963)	(31,333,139)	(12,611)	(11,706)	(2,486)	(7,687,431)	(34,084)
Net change in net assets
from contract transactions	2,224,208	(325,342,012)	3,564,361	1,987,488	765,046	223,128,701	5,503,813

Net change in net assets	1,886,111	(379,067,424)	3,582,496	1,547,182	759,666	161,920,256	5,010,300

Net assets beginning of year	54,265	2,960,291,829	174,934	11,019,371	77,505	640,519,132	352,644

Net assets end of year	$1,940,376	$2,581,224,405	$3,757,430	$12,566,553	$837,171	$802,439,388	$5,362,944

Contract unit transactions
Units outstanding at beginning of year	5,257	142,287,065	6,113	996,250	6,972	41,549,858	23,584
Units issued	234,148	15,292,699	144,594	888,937	78,116	24,389,915	470,029
Units redeemed	(32,678)	(31,894,562)	(16,130)	(701,689)	(7,553)	(10,703,175)	(119,356)
Units outstanding at end of year	206,727	125,685,202	134,577	1,183,498	77,535	55,236,598	374,257

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/DoubleLine Total Return Fund - Class A	JNL/DoubleLine Total Return Fund - Class I	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class A	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I	JNL/FAMCO Flex Core Covered Call Fund - Class A	JNL/FAMCO Flex Core Covered Call Fund - Class I	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class A
Operations
Net investment income (loss)	$16,798,677	$131,016	$(457,332)	$(2,054)	$51,762	$6,263	$9,566,655
Net realized gain (loss) on investments	(1,328,743)	12,186	(500,353)	(5,546)	9,871,748	30,061	(9,592,777)
Net change in unrealized appreciation
(depreciation) on investments	(10,720,378)	(52,046)	(2,977,319)	(42,408)	(26,491,666)	(100,178)	(26,781,032)
Net change in net assets
from operations	4,749,556	91,156	(3,935,004)	(50,008)	(16,568,156)	(63,854)	(26,807,154)

Contract transactions
Purchase payments	76,567,429	3,755,651	4,490,602	824,978	12,975,262	512,095	47,503,714
Surrenders and terminations	(55,541,138)	(170,891)	(3,570,682)	(13,870)	(13,417,747)	(15,160)	(73,354,591)
Transfers between Investment Divisions	53,562,647	810,817	3,250,420	51,768	10,793,885	164,779	(26,529,786)
Contract owner charges	(7,255,273)	(11,574)	(33,028)	(2,518)	(435,368)	(2,568)	(10,281,401)
Net change in net assets
from contract transactions	67,333,665	4,384,003	4,137,312	860,358	9,916,032	659,146	(62,662,064)

Net change in net assets	72,083,221	4,475,159	202,308	810,350	(6,652,124)	595,292	(89,469,218)

Net assets beginning of year	788,991,252	173,024	42,558,817	19,899	136,141,121	7,522	892,471,877

Net assets end of year	$861,074,473	$4,648,183	$42,761,125	$830,249	$129,488,997	$602,814	$803,002,659

Contract unit transactions
Units outstanding at beginning of year	72,484,272	15,965	3,922,883	2,027	9,842,614	602	34,177,147
Units issued	25,808,043	1,008,729	1,786,549	100,335	3,657,426	57,273	5,117,073
Units redeemed	(19,598,790)	(607,369)	(1,392,674)	(14,717)	(2,907,073)	(5,245)	(7,733,853)
Units outstanding at end of year	78,693,525	417,325	4,316,758	87,645	10,592,967	52,630	31,560,367

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I	JNL/First State Global Infrastructure Fund - Class A	JNL/First State Global Infrastructure Fund - Class I	JNL/FPA + DoubleLine Flexible Allocation Fund - Class A	JNL/FPA + DoubleLine Flexible Allocation Fund - Class I	JNL/Franklin Templeton Global Fund - Class A	JNL/Franklin Templeton Global Fund - Class I
Operations
Net investment income (loss)	$31,702	$13,006,647	$28,817	$507,078	$9,938	$2,136,493	$10,398
Net realized gain (loss) on investments	(4,749)	(8,581,182)	(1,531)	53,325,105	18,225	29,145,029	22,964
Net change in unrealized appreciation
(depreciation) on investments	(21,738)	(64,180,186)	(67,105)	(218,229,309)	(84,988)	(108,988,605)	(107,707)
Net change in net assets
from operations	5,215	(59,754,721)	(39,819)	(164,397,126)	(56,825)	(77,707,083)	(74,345)

Contract transactions
Purchase payments	1,336,718	31,973,933	828,939	27,471,500	466,225	19,278,200	428,190
Surrenders and terminations	(26,383)	(53,431,031)	(6,613)	(142,800,513)	(111)	(37,718,227)	—
Transfers between Investment Divisions	50,251	(127,870,163)	27,910	(124,704,125)	189,076	(13,319,138)	102,113
Contract owner charges	(4,866)	(8,876,570)	(5,341)	(22,158,534)	(4,020)	(6,233,933)	(3,711)
Net change in net assets
from contract transactions	1,355,720	(158,203,831)	844,895	(262,191,672)	651,170	(37,993,098)	526,592

Net change in net assets	1,360,935	(217,958,552)	805,076	(426,588,798)	594,345	(115,700,181)	452,247

Net assets beginning of year	80,437	883,807,340	76,811	1,857,572,588	3,229	517,990,865	25,013

Net assets end of year	$1,441,372	$665,848,788	$881,887	$1,430,983,790	$597,574	$402,290,684	$477,260

Contract unit transactions
Units outstanding at beginning of year	2,136	58,353,126	4,627	135,547,124	207	40,702,911	1,649
Units issued	44,252	5,837,617	61,999	8,992,539	43,669	4,301,947	37,233
Units redeemed	(7,204)	(16,656,833)	(9,636)	(28,623,661)	(1,859)	(7,446,582)	(1,894)
Units outstanding at end of year	39,184	47,533,910	56,990	115,916,002	42,017	37,558,276	36,988

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Franklin Templeton Global Multisector Bond Fund - Class A	JNL/Franklin Templeton Global Multisector Bond Fund - Class I	JNL/Franklin Templeton Growth Allocation Fund - Class A	JNL/Franklin Templeton Growth Allocation Fund - Class I	JNL/Franklin Templeton Income Fund - Class A	JNL/Franklin Templeton Income Fund - Class I	JNL/Franklin Templeton International Small Cap Fund - Class A
Operations
Net investment income (loss)	$(8,926,545)	$(2,646)	$(18,459,433)	$(2,043)	$52,970,535	$53,148	$6,129,186
Net realized gain (loss) on investments	(7,027,893)	1,637	61,668,595	1,670	19,750,045	(8,589)	40,697,976
Net change in unrealized appreciation
(depreciation) on investments	11,360,949	11,080	(177,484,432)	(110,033)	(169,161,110)	(111,735)	(186,868,777)
Net change in net assets
from operations	(4,593,489)	10,071	(134,275,270)	(110,406)	(96,440,530)	(67,176)	(140,041,615)

Contract transactions
Purchase payments	37,824,378	1,136,944	31,225,763	1,084,538	71,572,628	1,431,600	38,856,053
Surrenders and terminations	(51,609,854)	(46,349)	(117,531,145)	—	(148,467,369)	(89,331)	(44,276,556)
Transfers between Investment Divisions	(36,699,659)	34,854	(51,284,772)	60,109	(86,115,444)	(133,734)	(28,215,744)
Contract owner charges	(6,831,010)	(3,265)	(16,457,271)	(8,717)	(20,479,218)	(9,675)	(7,417,483)
Net change in net assets
from contract transactions	(57,316,145)	1,122,184	(154,047,425)	1,135,930	(183,489,403)	1,198,860	(41,053,730)

Net change in net assets	(61,909,634)	1,132,255	(288,322,695)	1,025,524	(279,929,933)	1,131,684	(181,095,345)

Net assets beginning of year	681,734,476	40,861	1,390,847,494	5,014	1,887,729,446	78,830	697,552,704

Net assets end of year	$619,824,842	$1,173,116	$1,102,524,799	$1,030,538	$1,607,799,513	$1,210,514	$516,457,359

Contract unit transactions
Units outstanding at beginning of year	58,728,347	3,207	101,474,878	359	119,868,522	4,167	53,908,962
Units issued	13,529,774	106,052	7,011,519	124,872	10,640,887	81,235	9,668,288
Units redeemed	(18,613,481)	(17,680)	(18,547,169)	(49,676)	(22,585,736)	(18,476)	(13,234,793)
Units outstanding at end of year	53,644,640	91,579	89,939,228	75,555	107,923,673	66,926	50,342,457

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Franklin Templeton International Small Cap Fund - Class I	JNL/Franklin Templeton Mutual Shares Fund - Class A	JNL/Franklin Templeton Mutual Shares Fund - Class I	JNL/Goldman Sachs Emerging Markets Debt Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class A	JNL/GQG Emerging Markets Equity Fund - Class I	JNL/Harris Oakmark Global Equity Fund - Class A
Operations
Net investment income (loss)	$22,449	$(1,690,657)	$4,073	$(1,434,362)	$(85,292)	$(3,559)	$(2,829,592)
Net realized gain (loss) on investments	15,208	31,686,283	12,265	(3,637,898)	(273,946)	(13,848)	5,598,269
Net change in unrealized appreciation
(depreciation) on investments	(257,121)	(91,343,759)	(50,179)	(9,019,893)	(994,745)	(128,549)	(115,551,214)
Net change in net assets
from operations	(219,464)	(61,348,133)	(33,841)	(14,092,153)	(1,353,983)	(145,956)	(112,782,537)

Contract transactions
Purchase payments	1,159,893	20,054,930	348,720	4,815,443	3,733,174	1,132,442	28,797,153
Surrenders and terminations	(8,095)	(52,762,070)	(2,834)	(15,852,043)	(428,130)	(1,329)	(46,862,967)
Transfers between Investment Divisions	52,242	(20,067,649)	26,226	(4,173,956)	12,731,076	598,316	(21,084,238)
Contract owner charges	(7,097)	(7,778,360)	(1,766)	(1,160,040)	(43,153)	(7,008)	(3,406,085)
Net change in net assets
from contract transactions	1,196,943	(60,553,149)	370,346	(16,370,596)	15,992,967	1,722,421	(42,556,137)

Net change in net assets	977,479	(121,901,282)	336,505	(30,462,749)	14,638,984	1,576,465	(155,338,674)

Net assets beginning of year	158,256	653,799,129	23,330	147,281,772	3,024,489	133,736	539,689,949

Net assets end of year	$1,135,735	$531,897,847	$359,835	$116,819,023	$17,663,473	$1,710,201	$384,351,275

Contract unit transactions
Units outstanding at beginning of year	10,448	46,910,097	1,403	10,904,945	288,473	12,727	45,568,032
Units issued	104,617	4,317,158	29,202	1,938,109	2,224,821	199,578	10,124,218
Units redeemed	(21,441)	(8,751,661)	(6,620)	(3,298,700)	(506,183)	(20,779)	(13,984,403)
Units outstanding at end of year	93,624	42,475,594	23,985	9,544,354	2,007,111	191,526	41,707,847

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Harris Oakmark Global Equity Fund - Class I	JNL/Heitman U.S. Focused Real Estate Fund - Class A(a)	JNL/Heitman U.S. Focused Real Estate Fund - Class I(a)	JNL/Invesco China-India Fund - Class A	JNL/Invesco China-India Fund - Class I(a)	JNL/Invesco Diversified Dividend Fund - Class A	JNL/Invesco Diversified Dividend Fund - Class I
Operations
Net investment income (loss)	$12,720	$(7,228)	$(21)	$(6,075,114)	$1,217	$(178,938)	$1,431
Net realized gain (loss) on investments	24,163	(56,168)	—	37,631,802	(294)	(62,549)	2,633
Net change in unrealized appreciation
(depreciation) on investments	(445,734)	(190,305)	(1,549)	(143,942,589)	(13,005)	(3,393,675)	(56,388)
Net change in net assets
from operations	(408,851)	(253,701)	(1,570)	(112,385,901)	(12,082)	(3,635,162)	(52,324)

Contract transactions
Purchase payments	2,160,496	999,149	32,716	39,385,815	129,412	18,855,040	936,547
Surrenders and terminations	(27,525)	(33,946)	—	(43,448,527)	—	(1,082,830)	(83)
Transfers between Investment Divisions	161,183	2,289,727	1	(91,302,674)	174,351	24,235,955	(26,454)
Contract owner charges	(8,078)	(6,359)	(3)	(7,356,160)	(482)	(279,397)	(3,518)
Net change in net assets
from contract transactions	2,286,076	3,248,571	32,714	(102,721,546)	303,281	41,728,768	906,492

Net change in net assets	1,877,225	2,994,870	31,144	(215,107,447)	291,199	38,093,606	854,168

Net assets beginning of year	7,920	—	—	690,649,844	—	9,513,065	48,921

Net assets end of year	$1,885,145	$2,994,870	$31,144	$475,542,397	$291,199	$47,606,671	$903,089

Contract unit transactions
Units outstanding at beginning of year	670	—	—	65,099,695	—	924,116	4,737
Units issued	234,826	453,295	3,319	13,472,835	29,916	4,728,130	97,930
Units redeemed	(33,811)	(132,749)	—	(23,878,142)	(440)	(599,216)	(8,262)
Units outstanding at end of year	201,685	320,546	3,319	54,694,388	29,476	5,053,030	94,405

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Invesco Global Real Estate Fund - Class A	JNL/Invesco Global Real Estate Fund - Class I(a)	JNL/Invesco International Growth Fund - Class A	JNL/Invesco International Growth Fund - Class I	JNL/Invesco Small Cap Growth Fund - Class A	JNL/Invesco Small Cap Growth Fund - Class I
Operations
Net investment income (loss)	$28,366,515	$5,432	$5,297,230	$32,338	$(22,767,405)	$(18,806)
Net realized gain (loss) on investments	(3,170,203)	(1,664)	16,046,177	(19,968)	153,684,144	268,685
Net change in unrealized appreciation
(depreciation) on investments	(116,931,296)	(14,434)	(175,165,915)	(270,346)	(310,537,717)	(1,453,323)
Net change in net assets
from operations	(91,734,984)	(10,666)	(153,822,508)	(257,976)	(179,620,978)	(1,203,444)

Contract transactions
Purchase payments	39,442,975	231,348	51,308,312	1,910,984	164,865,920	6,581,878
Surrenders and terminations	(85,344,459)	(206)	(60,796,457)	(11,769)	(101,579,280)	(191,846)
Transfers between Investment Divisions	(85,055,881)	36,786	(54,126,813)	(4,033)	32,291,097	1,105,246
Contract owner charges	(13,502,791)	(259)	(10,157,760)	(12,207)	(18,544,693)	(21,723)
Net change in net assets
from contract transactions	(144,460,156)	267,669	(73,772,718)	1,882,975	77,033,044	7,473,555

Net change in net assets	(236,195,140)	257,003	(227,595,226)	1,624,999	(102,587,934)	6,270,111

Net assets beginning of year	1,288,855,050	—	994,136,851	151,709	1,554,186,643	161,494

Net assets end of year	$1,052,659,910	$257,003	$766,541,625	$1,776,708	$1,451,598,709	$6,431,605

Contract unit transactions
Units outstanding at beginning of year	71,293,278	—	42,213,490	4,445	45,710,194	3,694
Units issued	6,767,046	17,422	6,049,063	72,026	13,701,586	222,544
Units redeemed	(15,143,705)	(4,267)	(9,544,177)	(14,085)	(11,934,090)	(62,884)
Units outstanding at end of year	62,916,619	13,155	38,718,376	62,386	47,477,690	163,354

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/JPMorgan Hedged Equity Fund - Class A(a)	JNL/JPMorgan Hedged Equity Fund - Class I(a)	JNL/JPMorgan MidCap Growth Fund - Class A	JNL/JPMorgan MidCap Growth Fund - Class I	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class A	JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I
Operations
Net investment income (loss)	$18,358	$1,644	$(20,000,413)	$(16,545)	$12,564,438	$72,081
Net realized gain (loss) on investments	9,409	1,362	192,568,567	503,202	(8,713,168)	3,331
Net change in unrealized appreciation
(depreciation) on investments	(352,002)	(27,101)	(269,978,237)	(1,225,178)	(10,886,315)	1,424
Net change in net assets
from operations	(324,235)	(24,095)	(97,410,083)	(738,521)	(7,035,045)	76,836

Contract transactions
Purchase payments	5,318,989	413,679	133,133,736	6,169,953	48,176,410	2,332,290
Surrenders and terminations	(255,759)	—	(98,265,360)	(291,421)	(68,437,405)	(12,441)
Transfers between Investment Divisions	14,236,057	389,746	26,144,381	981,933	32,975,586	2,183,125
Contract owner charges	(25,356)	(213)	(15,113,768)	(19,237)	(7,924,081)	(11,607)
Net change in net assets
from contract transactions	19,273,931	803,212	45,898,989	6,841,228	4,790,510	4,491,367

Net change in net assets	18,949,696	779,117	(51,511,094)	6,102,707	(2,244,535)	4,568,203

Net assets beginning of year	—	—	1,382,977,687	155,597	782,288,947	—

Net assets end of year	$18,949,696	$779,117	$1,331,466,593	$6,258,304	$780,044,412	$4,568,203

Contract unit transactions
Units outstanding at beginning of year	—	—	26,612,703	2,105	37,139,833	—
Units issued	2,101,995	81,261	8,192,484	118,352	11,092,512	164,701
Units redeemed	(118,829)	(27)	(7,656,808)	(30,262)	(11,097,021)	(8,307)
Units outstanding at end of year	1,983,166	81,234	27,148,379	90,195	37,135,324	156,394

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Lazard Emerging Markets Fund - Class A	JNL/Lazard Emerging Markets Fund - Class I	JNL/Lazard International Strategic Equity Fund - Class A	JNL/Lazard International Strategic Equity Fund - Class I	JNL/Loomis Sayles Global Growth Fund - Class A(a)	JNL/Mellon Bond Index Fund - Class A	JNL/Mellon Bond Index Fund - Class I
Operations
Net investment income (loss)	$995,021	$46,890	$(444,664)	$468	$(1,019)	$6,037,129	$41,041
Net realized gain (loss) on investments	3,387,620	(59,552)	1,124,934	(298)	(1,407)	(5,830,956)	(1,571)
Net change in unrealized appreciation
(depreciation) on investments	(85,360,048)	(420,585)	(7,658,438)	(76,899)	(37,662)	(16,240,033)	(16,285)
Net change in net assets
from operations	(80,977,407)	(433,247)	(6,978,168)	(76,729)	(40,088)	(16,033,860)	23,185

Contract transactions
Purchase payments	15,276,612	2,981,284	4,890,979	625,101	214,977	50,958,332	2,073,368
Surrenders and terminations	(39,772,221)	(25,220)	(1,921,920)	(326)	(11,628)	(64,194,610)	(46,361)
Transfers between Investment Divisions	2,337,406	75,774	7,143,584	32,624	201,094	(6,333,834)	(115,174)
Contract owner charges	(3,352,309)	(15,348)	(48,906)	(3,191)	—	(7,732,005)	(8,907)
Net change in net assets
from contract transactions	(25,510,512)	3,016,490	10,063,737	654,208	404,443	(27,302,117)	1,902,926

Net change in net assets	(106,487,919)	2,583,243	3,085,569	577,479	364,355	(43,335,977)	1,926,111

Net assets beginning of year	446,070,663	117,851	53,601,438	47,594	—	826,791,969	322,215

Net assets end of year	$339,582,744	$2,701,094	$56,687,007	$625,073	$364,355	$783,455,992	$2,248,326

Contract unit transactions
Units outstanding at beginning of year	29,158,411	6,475	3,862,313	3,580	—	56,864,408	17,294
Units issued	5,087,187	207,646	1,855,422	49,570	42,718	10,156,891	123,519
Units redeemed	(6,759,111)	(31,567)	(1,101,013)	(765)	(1,324)	(12,241,461)	(18,033)
Units outstanding at end of year	27,486,487	182,554	4,616,722	52,385	41,394	54,779,838	122,780

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon Communication Services Sector Fund - Class A	JNL/Mellon Communication Services Sector Fund - Class I	JNL/Mellon Consumer Discretionary Sector Fund - Class A	JNL/Mellon Consumer Discretionary Sector Fund - Class I	JNL/Mellon Consumer Staples Sector Fund - Class A	JNL/Mellon Consumer Staples Sector Fund - Class I	JNL/Mellon Dow Index Fund - Class A
Operations
Net investment income (loss)	$2,801,074	$12,555	$(8,059,078)	$12,278	$(364,357)	$(1,223)	$(11,800,684)
Net realized gain (loss) on investments	12,920,227	37,877	64,724,994	8,988	(322,699)	(5,647)	84,077,327
Net change in unrealized appreciation
(depreciation) on investments	(24,036,656)	(61,534)	(95,109,525)	(234,232)	(3,844,542)	(23,832)	(116,549,491)
Net change in net assets
from operations	(8,315,355)	(11,102)	(38,443,609)	(212,966)	(4,531,598)	(30,702)	(44,272,848)

Contract transactions
Purchase payments	3,774,509	315,802	81,812,987	2,451,431	15,112,469	381,301	64,192,765
Surrenders and terminations	(9,451,646)	(3,483)	(79,958,652)	(113,256)	(1,466,417)	(1,979)	(67,482,225)
Transfers between Investment Divisions	9,898,985	19,633	66,464,505	74,263	44,726,882	49,950	1,677,004
Contract owner charges	(912,707)	(1,535)	(13,122,976)	(6,637)	(309,554)	(2,845)	(8,969,882)
Net change in net assets
from contract transactions	3,309,141	330,417	55,195,864	2,405,801	58,063,380	426,427	(10,582,338)

Net change in net assets	(5,006,214)	319,315	16,752,255	2,192,835	53,531,782	395,725	(54,855,186)

Net assets beginning of year	107,132,673	3,044	1,037,837,517	536	7,202,880	46,782	822,911,575

Net assets end of year	$102,126,459	$322,359	$1,054,589,772	$2,193,371	$60,734,662	$442,507	$768,056,389

Contract unit transactions
Units outstanding at beginning of year	10,733,900	229	35,184,067	14	681,201	4,410	38,822,396
Units issued	4,072,985	34,716	11,049,792	77,149	7,610,622	60,226	11,874,540
Units redeemed	(3,820,081)	(9,211)	(9,705,722)	(20,178)	(1,896,005)	(18,756)	(12,661,511)
Units outstanding at end of year	10,986,804	25,734	36,528,137	56,985	6,395,818	45,880	38,035,425

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon Dow Index Fund - Class I	JNL/Mellon Emerging Markets Index Fund - Class A	JNL/Mellon Emerging Markets Index Fund - Class I	JNL/Mellon Energy Sector Fund - Class A	JNL/Mellon Energy Sector Fund - Class I	JNL/Mellon Equity Income Fund - Class A	JNL/Mellon Equity Income Fund - Class I
Operations
Net investment income (loss)	$(2,812)	$2,486,466	$67,235	$18,404,316	$47,450	$118,575	$10,334
Net realized gain (loss) on investments	(6,604)	34,801,354	(49,479)	(15,878,812)	(8,202)	16,756,729	41,232
Net change in unrealized appreciation
(depreciation) on investments	(80,196)	(251,888,087)	(530,877)	(279,939,735)	(452,501)	(36,084,763)	(196,865)
Net change in net assets
from operations	(89,612)	(214,600,267)	(513,121)	(277,414,231)	(413,253)	(19,209,459)	(145,299)

Contract transactions
Purchase payments	1,215,816	104,503,762	4,298,314	56,195,619	1,663,133	20,016,734	871,638
Surrenders and terminations	(7,931)	(72,742,011)	(19,171)	(98,547,342)	(35,922)	(14,702,618)	(27,138)
Transfers between Investment Divisions	116,849	(63,326,730)	463,346	(67,354,203)	310,263	25,638,229	273,439
Contract owner charges	(4,620)	(14,499,459)	(21,289)	(16,338,282)	(7,140)	(479,010)	(3,645)
Net change in net assets
from contract transactions	1,320,114	(46,064,438)	4,721,200	(126,044,208)	1,930,334	30,473,335	1,114,294

Net change in net assets	1,230,502	(260,664,705)	4,208,079	(403,458,439)	1,517,081	11,263,876	968,995

Net assets beginning of year	15,677	1,271,614,428	203,726	1,404,919,224	5,533	147,953,900	75,959

Net assets end of year	$1,246,179	$1,010,949,723	$4,411,805	$1,001,460,785	$1,522,614	$159,217,776	$1,044,954

Contract unit transactions
Units outstanding at beginning of year	567	111,040,799	16,104	42,346,725	124	7,082,465	4,427
Units issued	60,370	31,438,788	457,862	7,273,817	51,743	3,549,319	80,466
Units redeemed	(13,708)	(37,040,348)	(59,485)	(11,271,182)	(8,658)	(2,078,429)	(17,475)
Units outstanding at end of year	47,229	105,439,239	414,481	38,349,360	43,209	8,553,355	67,418

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon Financial Sector Fund - Class A	JNL/Mellon Financial Sector Fund - Class I	JNL/Mellon Healthcare Sector Fund - Class A	JNL/Mellon Healthcare Sector Fund - Class I	JNL/Mellon Index 5 Fund - Class A	JNL/Mellon Index 5 Fund - Class I(a)	JNL/Mellon Industrials Sector Fund - Class A
Operations
Net investment income (loss)	$(2,703,939)	$46,193	$(12,960,372)	$40,196	$(12,447,721)	$(965)	$(478,440)
Net realized gain (loss) on investments	88,902,052	26,547	114,358,022	62,800	44,415,601	(1,350)	(1,043,596)
Net change in unrealized appreciation
(depreciation) on investments	(285,538,997)	(687,653)	(12,956,383)	(362,290)	(109,810,973)	(92,036)	(5,150,085)
Net change in net assets
from operations	(199,340,884)	(614,913)	88,441,267	(259,294)	(77,843,093)	(94,351)	(6,672,121)

Contract transactions
Purchase payments	106,534,058	3,991,942	182,136,188	5,723,786	48,510,559	852,647	12,312,079
Surrenders and terminations	(92,754,332)	(70,729)	(196,247,644)	(20,269)	(72,357,478)	—	(1,735,080)
Transfers between Investment Divisions	(80,651,300)	185,763	32,613,617	886,188	(40,469,698)	127,196	7,348,044
Contract owner charges	(15,809,142)	(19,887)	(32,711,744)	(19,832)	(10,787,085)	(2,718)	(432,398)
Net change in net assets
from contract transactions	(82,680,716)	4,087,089	(14,209,583)	6,569,873	(75,103,702)	977,125	17,492,645

Net change in net assets	(282,021,600)	3,472,176	74,231,684	6,310,579	(152,946,795)	882,774	10,820,524

Net assets beginning of year	1,359,935,587	113,764	2,741,804,293	62,521	935,513,848	—	16,384,419

Net assets end of year	$1,077,913,987	$3,585,940	$2,816,035,977	$6,373,100	$782,567,053	$882,774	$27,204,943

Contract unit transactions
Units outstanding at beginning of year	79,894,949	4,979	87,828,285	1,495	57,750,202	—	1,540,976
Units issued	18,580,870	234,094	16,298,142	161,969	7,288,483	53,368	7,086,603
Units redeemed	(24,350,700)	(55,028)	(17,315,913)	(15,596)	(12,027,204)	(658)	(5,597,966)
Units outstanding at end of year	74,125,119	184,045	86,810,514	147,868	53,011,481	52,710	3,029,613

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon Industrials Sector Fund - Class I	JNL/Mellon Information Technology Sector Fund - Class A	JNL/Mellon Information Technology Sector Fund - Class I	JNL/Mellon International Index Fund - Class A	JNL/Mellon International Index Fund - Class I	JNL/Mellon Materials Sector Fund - Class A	JNL/Mellon Materials Sector Fund - Class I
Operations
Net investment income (loss)	$(1,686)	$(23,601,167)	$19,676	$28,060,593	$182,142	$(715,409)	$(1,263)
Net realized gain (loss) on investments	(2,786)	190,953,822	24,389	127,285,128	306,147	(5,450,665)	(9,260)
Net change in unrealized appreciation
(depreciation) on investments	(74,334)	(238,685,760)	(887,642)	(379,668,586)	(1,268,960)	(4,502,618)	(55,815)
Net change in net assets
from operations	(78,806)	(71,333,105)	(843,577)	(224,322,865)	(780,671)	(10,668,692)	(66,338)

Contract transactions
Purchase payments	508,229	214,488,796	6,681,479	88,475,711	5,564,889	6,904,945	331,106
Surrenders and terminations	(274)	(161,831,099)	(31,928)	(99,231,891)	(27,749)	(3,710,867)	(962)
Transfers between Investment Divisions	43,781	74,628,801	1,434,166	(75,820,146)	423,600	(18,883,986)	48,307
Contract owner charges	(3,766)	(28,476,358)	(31,740)	(15,476,019)	(30,389)	(568,000)	(2,081)
Net change in net assets
from contract transactions	547,970	98,810,140	8,051,977	(102,052,345)	5,930,351	(16,257,908)	376,370

Net change in net assets	469,164	27,477,035	7,208,400	(326,375,210)	5,149,680	(26,926,600)	310,032

Net assets beginning of year	60,378	2,167,489,818	252,620	1,588,376,289	656,651	42,284,318	—

Net assets end of year	$529,542	$2,194,966,853	$7,461,020	$1,262,001,079	$5,806,331	$15,357,718	$310,032

Contract unit transactions
Units outstanding at beginning of year	5,665	124,747,372	10,830	76,440,357	24,627	3,973,029	—
Units issued	64,132	36,110,104	363,537	11,772,984	252,155	8,336,560	50,556
Units redeemed	(11,720)	(32,440,223)	(47,309)	(16,982,669)	(20,651)	(10,512,978)	(14,800)
Units outstanding at end of year	58,077	128,417,253	327,058	71,230,672	256,131	1,796,611	35,756

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon MSCI KLD 400 Social Index Fund - Class A	JNL/Mellon MSCI KLD 400 Social Index Fund - Class I	JNL/Mellon MSCI World Index Fund - Class A	JNL/Mellon MSCI World Index Fund - Class I	JNL/Mellon Nasdaq® 100 Index Fund - Class A	JNL/Mellon Nasdaq® 100 Index Fund - Class I	JNL/Mellon Real Estate Sector Fund - Class A
Operations
Net investment income (loss)	$(266,592)	$(332)	$6,903,997	$49,230	$(25,835,899)	$42,307	$(255,561)
Net realized gain (loss) on investments	256,795	549	56,192,701	119,863	105,531,760	133,862	(32,517)
Net change in unrealized appreciation
(depreciation) on investments	(1,932,448)	(15,396)	(96,835,577)	(327,732)	(166,004,917)	(1,257,359)	(2,198,834)
Net change in net assets
from operations	(1,942,245)	(15,179)	(33,738,879)	(158,639)	(86,309,056)	(1,081,190)	(2,486,912)

Contract transactions
Purchase payments	9,036,115	107,350	16,579,238	1,496,340	276,262,620	10,994,281	10,924,988
Surrenders and terminations	(403,769)	—	(34,494,921)	(4,550)	(141,519,898)	(284,775)	(1,277,288)
Transfers between Investment Divisions	5,808,216	51,560	(11,246,375)	159,367	217,881,208	806,882	30,817,590
Contract owner charges	(210,773)	(671)	(3,201,775)	(6,901)	(27,434,990)	(33,705)	(212,051)
Net change in net assets
from contract transactions	14,229,789	158,239	(32,363,833)	1,644,256	325,188,940	11,482,683	40,253,239

Net change in net assets	12,287,544	143,060	(66,102,712)	1,485,617	238,879,884	10,401,493	37,766,327

Net assets beginning of year	15,102,915	—	367,752,280	25,208	2,063,605,862	268,214	5,314,327

Net assets end of year	$27,390,459	$143,060	$301,649,568	$1,510,825	$2,302,485,746	$10,669,707	$43,080,654

Contract unit transactions
Units outstanding at beginning of year	1,346,515	—	16,855,845	883	68,076,635	9,222	521,154
Units issued	1,554,396	15,917	2,245,615	67,703	25,811,100	463,091	5,755,927
Units redeemed	(317,574)	(2,636)	(3,785,521)	(10,314)	(16,571,405)	(115,205)	(1,756,117)
Units outstanding at end of year	2,583,337	13,281	15,315,939	58,272	77,316,330	357,108	4,520,964

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon Real Estate Sector Fund - Class I	JNL/Mellon S&P 1500 Growth Index Fund - Class A	JNL/Mellon S&P 1500 Growth Index Fund - Class I	JNL/Mellon S&P 1500 Value Index Fund - Class A	JNL/Mellon S&P 1500 Value Index Fund - Class I	JNL/Mellon S&P 400 MidCap Index Fund - Class A	JNL/Mellon S&P 400 MidCap Index Fund - Class I
Operations
Net investment income (loss)	$(5,143)	$(806,594)	$(2,669)	$(222,851)	$(2,326)	$(12,850,418)	$69,022
Net realized gain (loss) on investments	6,013	(965,686)	757	(291,144)	(4,276)	206,242,207	336,245
Net change in unrealized appreciation
(depreciation) on investments	(59,918)	(14,647,902)	(119,292)	(3,248,272)	(96,739)	(523,809,041)	(1,667,197)
Net change in net assets
from operations	(59,048)	(16,420,182)	(121,204)	(3,762,267)	(103,341)	(330,417,252)	(1,261,930)

Contract transactions
Purchase payments	1,872,782	20,236,444	1,363,634	15,380,142	1,172,335	194,331,198	8,338,370
Surrenders and terminations	(55,142)	(3,274,509)	(6,068)	(687,069)	(1,078)	(164,194,662)	(38,062)
Transfers between Investment Divisions	32,044	114,030,465	105,610	16,013,385	25,217	(80,109,902)	1,033,933
Contract owner charges	(9,524)	(646,463)	(4,642)	(163,446)	(3,316)	(28,314,801)	(36,146)
Net change in net assets
from contract transactions	1,840,160	130,345,937	1,458,534	30,543,012	1,193,158	(78,288,167)	9,298,095

Net change in net assets	1,781,112	113,925,755	1,337,330	26,780,745	1,089,817	(408,705,419)	8,036,165

Net assets beginning of year	74,449	16,352,397	9,162	5,581,927	11,561	2,658,629,272	470,097

Net assets end of year	$1,855,561	$130,278,152	$1,346,492	$32,362,672	$1,101,378	$2,249,923,853	$8,506,262

Contract unit transactions
Units outstanding at beginning of year	7,279	1,527,622	854	523,410	1,083	76,477,220	10,572
Units issued	216,388	15,882,339	130,263	3,730,726	120,681	13,169,005	235,893
Units redeemed	(31,080)	(4,897,817)	(3,862)	(837,338)	(6,999)	(15,693,443)	(27,716)
Units outstanding at end of year	192,587	12,512,144	127,255	3,416,798	114,765	73,952,782	218,749

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Mellon S&P 500 Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class A	JNL/Mellon Small Cap Index Fund - Class I	JNL/Mellon Utilities Sector Fund - Class A	JNL/Mellon Utilities Sector Fund - Class I	JNL/MFS Mid Cap Value Fund - Class A	JNL/MFS Mid Cap Value Fund - Class I
Operations
Net investment income (loss)	$1,378,657	$(9,622,203)	$64,975	$1,105,914	$11,001	$(7,588,511)	$10,771
Net realized gain (loss) on investments	649,685,753	276,807,169	729,603	3,023,536	7,100	64,076,616	119,326
Net change in unrealized appreciation
(depreciation) on investments	(1,070,596,152)	(493,621,410)	(2,159,871)	(5,369,817)	(18,294)	(203,798,722)	(553,228)
Net change in net assets
from operations	(419,531,742)	(226,436,444)	(1,365,293)	(1,240,367)	(193)	(147,310,617)	(423,131)

Contract transactions
Purchase payments	606,056,928	153,181,102	7,524,136	8,045,436	590,820	34,293,633	2,327,738
Surrenders and terminations	(420,945,189)	(135,752,827)	(12,192)	(10,514,345)	(195)	(60,576,366)	(44,433)
Transfers between Investment Divisions	(52,273,363)	92,922,605	1,467,428	87,627,456	388,471	347,021,898	1,050,513
Contract owner charges	(74,519,824)	(21,133,951)	(31,090)	(213,697)	(2,074)	(11,203,864)	(12,591)
Net change in net assets
from contract transactions	58,318,552	89,216,929	8,948,282	84,944,850	977,022	309,535,301	3,321,227

Net change in net assets	(361,213,190)	(137,219,515)	7,582,989	83,704,483	976,829	162,224,684	2,898,096

Net assets beginning of year	6,699,233,085	1,942,541,407	369,025	76,455,919	21,847	774,964,137	159,730

Net assets end of year	$6,338,019,895	$1,805,321,892	$7,952,014	$160,160,402	$998,676	$937,188,821	$3,057,826

Contract unit transactions
Units outstanding at beginning of year	282,714,679	64,308,619	9,550	5,371,035	1,657	33,544,014	5,629
Units issued	57,059,086	17,493,012	234,871	9,218,757	89,640	21,028,680	130,200
Units redeemed	(55,653,374)	(15,450,111)	(14,335)	(3,500,840)	(18,328)	(8,098,845)	(11,584)
Units outstanding at end of year	284,120,391	66,351,520	230,086	11,088,952	72,969	46,473,849	124,245

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Morningstar Wide Moat Index Fund - Class A(a)	JNL/Morningstar Wide Moat Index Fund - Class I(a)	JNL/Neuberger Berman Commodity Strategy Fund - Class A	JNL/Neuberger Berman Currency Fund - Class A	JNL/Neuberger Berman Currency Fund - Class I	JNL/Neuberger Berman Strategic Income Fund - Class A	JNL/Neuberger Berman Strategic Income Fund - Class I
Operations
Net investment income (loss)	$(294,096)	$(91)	$(116,926)	$28,794	$5,815	$3,561,698	$23,903
Net realized gain (loss) on investments	(885,174)	(3)	(627,520)	14,767	(6)	(334,472)	(4,810)
Net change in unrealized appreciation
(depreciation) on investments	(7,379,382)	(8,601)	(1,514,391)	31,933	(5,362)	(27,634,446)	(38,567)
Net change in net assets
from operations	(8,558,652)	(8,695)	(2,258,837)	75,494	447	(24,407,220)	(19,474)

Contract transactions
Purchase payments	3,811,960	33,346	1,744,929	621,221	146,582	44,838,739	1,182,368
Surrenders and terminations	(1,084,418)	—	(1,250,527)	(2,058,929)	(3,258)	(42,303,885)	(31,080)
Transfers between Investment Divisions	89,411,714	84,607	2,701,798	1,448,160	28,008	(25,859,914)	102,530
Contract owner charges	(256,167)	—	(8,238)	(18,498)	(172)	(7,370,313)	(5,791)
Net change in net assets
from contract transactions	91,883,089	117,953	3,187,962	(8,046)	171,160	(30,695,373)	1,248,027

Net change in net assets	83,324,437	109,258	929,125	67,448	171,607	(55,102,593)	1,228,553

Net assets beginning of year	—	—	14,331,091	11,370,484	2,494	632,065,052	67,585

Net assets end of year	$83,324,437	$109,258	$15,260,216	$11,437,932	$174,101	$576,962,459	$1,296,138

Contract unit transactions
Units outstanding at beginning of year	—	—	2,154,456	1,143,513	250	55,475,240	5,419
Units issued	10,287,334	11,781	1,506,753	502,423	17,134	12,044,905	121,836
Units redeemed	(1,258,400)	—	(1,072,302)	(498,493)	(393)	(14,927,612)	(20,598)
Units outstanding at end of year	9,028,934	11,781	2,588,907	1,147,443	16,991	52,592,533	106,657

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Nicholas Convertible Arbitrage Fund - Class A	JNL/Nicholas Convertible Arbitrage Fund - Class I	JNL/Oppenheimer Emerging Markets Innovator Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class A	JNL/Oppenheimer Global Growth Fund - Class I	JNL/PIMCO Income Fund - Class A	JNL/PIMCO Income Fund - Class I
Operations
Net investment income (loss)	$638,488	$4,441	$(415,036)	$(13,881,741)	$29,174	$(2,339,050)	$7,532
Net realized gain (loss) on investments	(397,426)	(281)	1,396,886	131,201,564	24,444	(324,910)	(2,353)
Net change in unrealized appreciation
(depreciation) on investments	(573,930)	(5,904)	(12,345,028)	(362,893,899)	(791,791)	380,326	32,068
Net change in net assets
from operations	(332,868)	(1,744)	(11,363,178)	(245,574,076)	(738,173)	(2,283,634)	37,247

Contract transactions
Purchase payments	2,201,258	147,581	7,856,828	107,650,933	5,030,723	86,904,855	5,130,942
Surrenders and terminations	(10,975,571)	(13,556)	(2,162,064)	(121,511,934)	(281,210)	(15,409,759)	(174,550)
Transfers between Investment Divisions	(747,158)	20,642	1,779,258	(97,647,727)	45,416	171,948,051	1,050,087
Contract owner charges	(54,396)	(923)	(17,989)	(21,213,245)	(27,221)	(2,777,566)	(23,614)
Net change in net assets
from contract transactions	(9,575,867)	153,744	7,456,033	(132,721,973)	4,767,708	240,665,581	5,982,865

Net change in net assets	(9,908,735)	152,000	(3,907,145)	(378,296,049)	4,029,535	238,381,947	6,020,112

Net assets beginning of year	74,883,245	5,819	36,375,746	1,818,557,373	187,802	128,039,807	523,732

Net assets end of year	$64,974,510	$157,819	$32,468,601	$1,440,261,324	$4,217,337	$366,421,754	$6,543,844

Contract unit transactions
Units outstanding at beginning of year	7,199,445	575	3,130,159	71,395,746	5,621	12,760,068	52,018
Units issued	948,074	20,631	2,928,444	11,821,357	172,415	33,789,785	767,955
Units redeemed	(1,853,317)	(6,030)	(2,420,984)	(17,482,413)	(31,480)	(9,498,194)	(168,478)
Units outstanding at end of year	6,294,202	15,176	3,637,619	65,734,690	146,556	37,051,659	651,495

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/PIMCO Investment Grade Credit Bond Fund - Class A	JNL/PIMCO Investment Grade Credit Bond Fund - Class I	JNL/PIMCO Real Return Fund - Class A	JNL/PIMCO Real Return Fund - Class I	JNL/PPM America Floating Rate Income Fund - Class A	JNL/PPM America Floating Rate Income Fund - Class I	JNL/PPM America High Yield Bond Fund - Class A
Operations
Net investment income (loss)	$4,367,443	$17,308	$(7,736,179)	$14,372	$28,650,141	$139,680	$66,299,064
Net realized gain (loss) on investments	1,561,901	2,962	(33,601,122)	(1,769)	(3,955,013)	(32,692)	(765,453)
Net change in unrealized appreciation
(depreciation) on investments	(16,387,097)	(21,483)	2,363,116	(38,509)	(63,853,532)	(257,377)	(164,392,082)
Net change in net assets
from operations	(10,457,753)	(1,213)	(38,974,185)	(25,906)	(39,158,404)	(150,389)	(98,858,471)

Contract transactions
Purchase payments	24,974,111	628,645	49,301,980	1,716,850	128,450,942	4,883,208	79,759,165
Surrenders and terminations	(20,022,364)	(13,027)	(97,652,228)	(41,634)	(128,016,682)	(300,552)	(129,658,483)
Transfers between Investment Divisions	(16,602,859)	40,662	(43,555,404)	159,707	193,826,237	784,342	(144,829,352)
Contract owner charges	(2,410,805)	(1,306)	(12,666,334)	(8,744)	(15,266,431)	(14,846)	(16,376,892)
Net change in net assets
from contract transactions	(14,061,917)	654,974	(104,571,986)	1,826,179	178,994,066	5,352,152	(211,105,562)

Net change in net assets	(24,519,670)	653,761	(143,546,171)	1,800,273	139,835,662	5,201,763	(309,964,033)

Net assets beginning of year	287,431,472	41,954	1,114,819,487	92,411	1,362,837,477	105,439	1,640,329,640

Net assets end of year	$262,911,802	$695,715	$971,273,316	$1,892,684	$1,502,673,139	$5,307,202	$1,330,365,607

Contract unit transactions
Units outstanding at beginning of year	24,394,258	3,584	80,743,898	5,611	118,852,492	10,006	74,596,114
Units issued	8,836,023	71,617	11,885,782	144,868	50,160,265	649,686	12,836,543
Units redeemed	(10,029,465)	(14,120)	(19,887,190)	(31,544)	(35,030,148)	(161,586)	(23,020,474)
Units outstanding at end of year	23,200,816	61,081	72,742,490	118,935	133,982,609	498,106	64,412,183

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/PPM America High Yield Bond Fund - Class I	JNL/PPM America Mid Cap Value Fund - Class A	JNL/PPM America Mid Cap Value Fund - Class I	JNL/PPM America Small Cap Value Fund - Class A	JNL/PPM America Small Cap Value Fund - Class I	JNL/PPM America Total Return Fund - Class A	JNL/PPM America Total Return Fund - Class I
Operations
Net investment income (loss)	$123,799	$(2,618,283)	$10,409	$(6,570,152)	$9,950	$3,017,914	$50,926
Net realized gain (loss) on investments	(12,662)	59,185,730	76,263	135,917,993	200,532	(1,558,655)	(1,123)
Net change in unrealized appreciation
(depreciation) on investments	(252,111)	(177,504,461)	(357,640)	(271,756,852)	(560,867)	(9,211,850)	(42,999)
Net change in net assets
from operations	(140,974)	(120,937,014)	(270,968)	(142,409,011)	(350,385)	(7,752,591)	6,804

Contract transactions
Purchase payments	3,969,846	39,366,193	1,096,618	41,924,581	1,458,288	32,632,976	1,250,455
Surrenders and terminations	(65,305)	(36,172,138)	(7,844)	(47,160,457)	(15,484)	(20,956,538)	(11,730)
Transfers between Investment Divisions	(1,308,453)	(43,213,187)	248,027	(145,184,864)	180,770	5,235,753	993,218
Contract owner charges	(9,118)	(6,126,649)	(5,417)	(9,859,744)	(11,619)	(3,040,836)	(4,316)
Net change in net assets
from contract transactions	2,586,970	(46,145,781)	1,331,384	(160,280,484)	1,611,955	13,871,355	2,227,627

Net change in net assets	2,445,996	(167,082,795)	1,060,416	(302,689,495)	1,261,570	6,118,764	2,234,431

Net assets beginning of year	150,326	611,521,462	45,706	817,667,573	133,502	297,882,198	118,756

Net assets end of year	$2,596,322	$444,438,667	$1,106,122	$514,978,078	$1,395,072	$304,000,962	$2,353,187

Contract unit transactions
Units outstanding at beginning of year	4,977	28,967,411	1,865	36,797,228	5,038	17,667,276	9,941
Units issued	155,339	5,406,233	75,655	9,762,991	72,810	6,413,976	219,693
Units redeemed	(68,180)	(7,744,586)	(20,794)	(17,206,174)	(11,696)	(5,610,796)	(59,837)
Units outstanding at end of year	92,136	26,629,058	56,726	29,354,045	66,152	18,470,456	169,797

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/PPM America Value Equity Fund - Class A	JNL/PPM America Value Equity Fund - Class I	JNL/RAFI Fundamental Asia Developed Fund - Class A	JNL/RAFI Fundamental Asia Developed Fund - Class I(a)	JNL/RAFI Fundamental Europe Fund - Class A	JNL/RAFI Fundamental Europe Fund - Class I(a)
Operations
Net investment income (loss)	$324,094	$1,959	$7,270,709	$1,973	$6,989,769	$1,033
Net realized gain (loss) on investments	9,928,131	(831)	9,640,711	170	(985,142)	(260)
Net change in unrealized appreciation
(depreciation) on investments	(40,608,483)	(34,549)	(57,896,450)	(7,942)	(72,322,371)	(7,163)
Net change in net assets
from operations	(30,356,258)	(33,421)	(40,985,030)	(5,799)	(66,317,744)	(6,390)

Contract transactions
Purchase payments	9,549,358	218,181	15,831,926	151,342	22,129,155	167,037
Surrenders and terminations	(15,348,385)	—	(16,427,422)	—	(24,857,982)	—
Transfers between Investment Divisions	(12,795,358)	107,432	(41,979,293)	3,166	(58,690,843)	33,452
Contract owner charges	(2,103,184)	(896)	(2,974,469)	(10)	(4,633,344)	(109)
Net change in net assets
from contract transactions	(20,697,569)	324,717	(45,549,258)	154,498	(66,053,014)	200,380

Net change in net assets	(51,053,827)	291,296	(86,534,288)	148,699	(132,370,758)	193,990

Net assets beginning of year	216,681,432	—	295,471,758	—	451,987,036	—

Net assets end of year	$165,627,605	$291,296	$208,937,470	$148,699	$319,616,278	$193,990

Contract unit transactions
Units outstanding at beginning of year	6,122,011	—	13,737,130	—	27,300,462	—
Units issued	886,873	7,240	2,243,145	7,834	4,331,699	18,907
Units redeemed	(1,510,381)	(772)	(4,577,692)	(577)	(8,737,855)	(6,513)
Units outstanding at end of year	5,498,503	6,468	11,402,583	7,257	22,894,306	12,394

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/S&P 4 Fund - Class A	JNL/S&P 4 Fund - Class I	JNL/S&P Competitive Advantage Fund - Class A	JNL/S&P Competitive Advantage Fund - Class I
Operations
Net investment income (loss)	$(85,753,482)	$(15,390)	$(5,184,736)	$31,668
Net realized gain (loss) on investments	271,303,423	16,516	74,588,587	171,101
Net change in unrealized appreciation
(depreciation) on investments	(614,180,134)	(519,357)	(102,666,523)	(382,148)
Net change in net assets
from operations	(428,630,193)	(518,231)	(33,262,672)	(179,379)

Contract transactions
Purchase payments	229,764,017	5,017,398	45,270,775	3,005,036
Surrenders and terminations	(450,108,870)	(44,933)	(65,764,991)	(139,853)
Transfers between Investment Divisions	(445,764,202)	384,893	(103,142,339)	242,856
Contract owner charges	(71,072,581)	(31,946)	(10,932,418)	(3,340)
Net change in net assets
from contract transactions	(737,181,636)	5,325,412	(134,568,973)	3,104,699

Net change in net assets	(1,165,811,829)	4,807,181	(167,831,645)	2,925,320

Net assets beginning of year	6,613,163,114	825,623	1,019,413,787	8,779

Net assets end of year	$5,447,351,285	$5,632,804	$851,582,142	$2,934,099

Contract unit transactions
Units outstanding at beginning of year	283,160,151	40,479	39,757,445	293
Units issued	22,796,521	282,821	5,321,012	161,222
Units redeemed	(54,140,532)	(35,342)	(10,555,337)	(60,799)
Units outstanding at end of year	251,816,140	287,958	34,523,120	100,716

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/S&P Dividend Income & Growth Fund - Class A	JNL/S&P Dividend Income & Growth Fund - Class I	JNL/S&P International 5 Fund - Class A	JNL/S&P International 5 Fund - Class I	JNL/S&P Intrinsic Value Fund - Class A	JNL/S&P Intrinsic Value Fund - Class I	JNL/S&P Managed Aggressive Growth Fund - Class A
Operations
Net investment income (loss)	$47,463,425	$155,673	$1,868,478	$44,477	$1,037,725	$66,831	$(29,623,531)
Net realized gain (loss) on investments	306,892,331	423,622	386,177	(10,928)	35,376,251	165,709	109,155,902
Net change in unrealized appreciation
(depreciation) on investments	(553,761,239)	(896,115)	(9,744,478)	(138,622)	(87,556,436)	(593,404)	(241,732,669)
Net change in net assets
from operations	(199,405,483)	(316,820)	(7,489,823)	(105,073)	(51,142,460)	(360,864)	(162,200,298)

Contract transactions
Purchase payments	126,358,724	4,167,441	4,753,471	814,994	34,875,968	3,955,712	104,661,266
Surrenders and terminations	(220,575,297)	(19,115)	(1,632,425)	(11,509)	(55,222,841)	(141,459)	(151,381,426)
Transfers between Investment Divisions	(269,757,434)	1,192,676	1,607,081	28,662	(22,902,684)	65,088	18,707,410
Contract owner charges	(36,885,769)	(17,961)	(26,990)	(3,952)	(8,943,939)	(4,981)	(26,397,647)
Net change in net assets
from contract transactions	(400,859,776)	5,323,041	4,701,137	828,195	(52,193,496)	3,874,360	(54,410,397)

Net change in net assets	(600,265,259)	5,006,221	(2,788,686)	723,122	(103,335,956)	3,513,496	(216,610,695)

Net assets beginning of year	3,380,007,757	201,792	43,562,655	—	774,040,540	—	2,070,472,910

Net assets end of year	$2,779,742,498	$5,208,013	$40,773,969	$723,122	$670,704,584	$3,513,496	$1,853,862,215

Contract unit transactions
Units outstanding at beginning of year	146,995,458	7,473	3,376,458	—	33,574,688	—	79,921,302
Units issued	14,159,442	233,504	1,437,486	84,439	6,571,145	220,399	11,248,428
Units redeemed	(32,033,716)	(34,555)	(1,028,273)	(10,147)	(8,885,086)	(82,161)	(13,606,020)
Units outstanding at end of year	129,121,184	206,422	3,785,671	74,292	31,260,747	138,238	77,563,710

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/S&P Managed Aggressive Growth Fund - Class I	JNL/S&P Managed Conservative Fund - Class A	JNL/S&P Managed Conservative Fund - Class I	JNL/S&P Managed Growth Fund - Class A	JNL/S&P Managed Growth Fund - Class I	JNL/S&P Managed Moderate Fund - Class A	JNL/S&P Managed Moderate Fund - Class I
Operations
Net investment income (loss)	$(13,354)	$(18,000,757)	$(1,212)	$(73,645,310)	$(11,265)	$(41,020,248)	$(2,625)
Net realized gain (loss) on investments	(8,980)	41,756,440	(13,756)	283,824,262	(25,068)	106,430,582	1,682
Net change in unrealized appreciation
(depreciation) on investments	(512,469)	(68,412,100)	(5,656)	(564,509,366)	(353,616)	(197,557,039)	(60,221)
Net change in net assets
from operations	(534,803)	(44,656,417)	(20,624)	(354,330,414)	(389,949)	(132,146,705)	(61,164)

Contract transactions
Purchase payments	5,360,309	37,109,325	1,380,581	159,272,643	4,486,022	75,270,684	2,546,484
Surrenders and terminations	(204)	(141,264,367)	(2,389)	(397,057,822)	(268)	(255,775,867)	(9,920)
Transfers between Investment Divisions	123,319	(74,120,012)	(792,306)	(61,408,695)	111,907	(68,150,691)	(126,828)
Contract owner charges	(32,068)	(16,450,541)	(869)	(65,175,532)	(28,124)	(37,710,148)	(3,839)
Net change in net assets
from contract transactions	5,451,356	(194,725,595)	585,017	(364,369,406)	4,569,537	(286,366,022)	2,405,897

Net change in net assets	4,916,553	(239,382,012)	564,393	(718,699,820)	4,179,588	(418,512,727)	2,344,733

Net assets beginning of year	54,341	1,354,151,012	—	5,274,868,860	244,644	3,023,011,930	112,092

Net assets end of year	$4,970,894	$1,114,769,000	$564,393	$4,556,169,040	$4,424,232	$2,604,499,203	$2,456,825

Contract unit transactions
Units outstanding at beginning of year	2,447	93,795,859	—	207,661,958	12,980	179,027,790	7,268
Units issued	244,557	13,763,686	246,079	20,949,890	279,640	14,039,277	169,569
Units redeemed	(10,414)	(27,660,260)	(202,849)	(35,887,614)	(42,793)	(31,431,533)	(11,562)
Units outstanding at end of year	236,590	79,899,285	43,230	192,724,234	249,827	161,635,534	165,275

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/S&P Managed Moderate Growth Fund - Class A	JNL/S&P Managed Moderate Growth Fund - Class I	JNL/S&P Mid 3 Fund - Class A	JNL/S&P Mid 3 Fund - Class I	JNL/S&P Total Yield Fund - Class A	JNL/S&P Total Yield Fund - Class I	JNL/Scout Unconstrained Bond Fund - Class A
Operations
Net investment income (loss)	$(80,729,240)	$(17,149)	$568,941	$6,246	$(782,314)	$8,575	$(434,538)
Net realized gain (loss) on investments	265,687,080	1,000	10,917,817	(463)	25,451,186	24,110	814,335
Net change in unrealized appreciation
(depreciation) on investments	(520,963,110)	(320,102)	(48,898,568)	(60,272)	(76,500,232)	(96,548)	(939,582)
Net change in net assets
from operations	(336,005,270)	(336,251)	(37,411,810)	(54,489)	(51,831,360)	(63,863)	(559,785)

Contract transactions
Purchase payments	123,098,054	4,464,020	12,233,515	374,298	16,369,375	492,739	3,335,913
Surrenders and terminations	(485,914,131)	(12,200)	(11,679,068)	(318)	(33,395,278)	(2,803)	(5,131,025)
Transfers between Investment Divisions	(63,836,897)	2,535,513	(56,182,499)	31,506	(45,810,361)	9,150	(3,109,003)
Contract owner charges	(73,036,490)	(9,105)	(2,507,907)	(1,446)	(5,341,901)	(2,079)	(20,265)
Net change in net assets
from contract transactions	(499,689,464)	6,978,228	(58,135,959)	404,040	(68,178,165)	497,007	(4,924,380)

Net change in net assets	(835,694,734)	6,641,977	(95,547,769)	349,551	(120,009,525)	433,144	(5,484,165)

Net assets beginning of year	5,895,637,141	845,132	290,522,755	7,228	491,374,529	19,944	46,171,024

Net assets end of year	$5,059,942,407	$7,487,109	$194,974,986	$356,779	$371,365,004	$453,088	$40,686,859

Contract unit transactions
Units outstanding at beginning of year	259,602,966	48,185	22,642,655	533	23,711,124	822	4,712,628
Units issued	21,420,643	297,509	2,645,740	31,889	3,412,501	21,041	730,551
Units redeemed	(44,133,003)	(2,319)	(7,141,344)	(1,336)	(6,728,133)	(427)	(1,241,510)
Units outstanding at end of year	236,890,606	343,375	18,147,051	31,086	20,395,492	21,436	4,201,669

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/T. Rowe Price Capital Appreciation Fund - Class A	JNL/T. Rowe Price Capital Appreciation Fund - Class I	JNL/T. Rowe Price Established Growth Fund - Class A	JNL/T. Rowe Price Established Growth Fund - Class I	JNL/T. Rowe Price Managed Volatility Balanced Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class A	JNL/T. Rowe Price Mid-Cap Growth Fund - Class I
Operations
Net investment income (loss)	$(14,988,631)	$73,062	$(76,909,517)	$(1,207)	$(3,206,173)	$(67,886,409)	$(35,735)
Net realized gain (loss) on investments	111,583,790	493,917	951,816,052	1,936,594	3,089,656	533,385,800	922,628
Net change in unrealized appreciation
(depreciation) on investments	(143,723,041)	(1,101,444)	(1,059,333,484)	(4,190,748)	(43,763,321)	(642,471,960)	(2,233,118)
Net change in net assets
from operations	(47,127,882)	(534,465)	(184,426,949)	(2,255,361)	(43,879,838)	(176,972,569)	(1,346,225)

Contract transactions
Purchase payments	552,258,033	19,154,620	585,686,594	20,544,416	7,775,001	383,714,516	14,037,577
Surrenders and terminations	(147,868,208)	(104,643)	(384,400,454)	(177,898)	(39,992,971)	(324,095,073)	(337,059)
Transfers between Investment Divisions	562,152,462	1,190,222	88,968,209	2,217,628	346,051,896	(23,690,087)	1,616,144
Contract owner charges	(18,286,048)	(70,037)	(64,424,089)	(84,685)	(200,583)	(59,667,090)	(63,577)
Net change in net assets
from contract transactions	948,256,239	20,170,162	225,830,260	22,499,461	313,633,343	(23,737,734)	15,253,085

Net change in net assets	901,128,357	19,635,697	41,403,311	20,244,100	269,753,505	(200,710,303)	13,906,860

Net assets beginning of year	2,095,782,445	787,554	5,403,324,860	889,203	183,701,456	4,606,566,954	1,011,396

Net assets end of year	$2,996,910,802	$20,423,251	$5,444,728,171	$21,133,303	$453,454,961	$4,405,856,651	$14,918,256

Contract unit transactions
Units outstanding at beginning of year	144,828,634	55,062	74,379,591	8,536	16,046,156	43,053,674	6,548
Units issued	89,588,258	1,691,544	17,061,533	256,904	33,778,755	7,468,934	105,466
Units redeemed	(25,320,404)	(334,817)	(14,870,494)	(53,332)	(6,766,794)	(7,947,906)	(11,303)
Units outstanding at end of year	209,096,488	1,411,789	76,570,630	212,108	43,058,117	42,574,702	100,711

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/T. Rowe Price Short-Term Bond Fund - Class A	JNL/T. Rowe Price Short-Term Bond Fund - Class I	JNL/T. Rowe Price Value Fund - Class A	JNL/T. Rowe Price Value Fund - Class I	JNL/The London Company Focused U.S. Equity Fund - Class A	JNL/The London Company Focused U.S. Equity Fund - Class I	JNL/VanEck International Gold Fund - Class A
Operations
Net investment income (loss)	$598,702	$40,658	$(3,547,761)	$74,464	$(221,498)	$1,789	$2,023,086
Net realized gain (loss) on investments	(3,985,775)	(4,060)	234,262,981	580,577	3,649,217	26,206	(1,551,000)
Net change in unrealized appreciation
(depreciation) on investments	1,306,462	(4,288)	(429,177,917)	(1,236,626)	(5,720,517)	(62,714)	(9,000,467)
Net change in net assets
from operations	(2,080,611)	32,310	(198,462,697)	(581,585)	(2,292,798)	(34,719)	(8,528,381)

Contract transactions
Purchase payments	76,761,223	3,168,347	112,498,904	5,513,645	3,183,257	366,624	3,427,826
Surrenders and terminations	(99,309,731)	(41,832)	(129,254,128)	(103,658)	(1,970,244)	—	(4,519,802)
Transfers between Investment Divisions	122,203,183	210,353	(85,596,662)	1,143,416	(95,063)	44,094	(481,118)
Contract owner charges	(9,802,094)	(12,580)	(19,452,996)	(32,295)	(24,266)	(1,416)	(44,454)
Net change in net assets
from contract transactions	89,852,581	3,324,288	(121,804,882)	6,521,108	1,093,684	409,302	(1,617,548)

Net change in net assets	87,771,970	3,356,598	(320,267,579)	5,939,523	(1,199,114)	374,583	(10,145,929)

Net assets beginning of year	936,682,070	192,225	1,950,172,150	437,733	23,511,725	—	56,368,898

Net assets end of year	$1,024,454,040	$3,548,823	$1,629,904,571	$6,377,256	$22,312,611	$374,583	$46,222,969

Contract unit transactions
Units outstanding at beginning of year	90,717,946	15,533	61,796,532	10,530	1,601,177	—	10,585,862
Units issued	40,415,705	369,541	9,528,279	199,810	484,242	27,437	2,839,238
Units redeemed	(31,957,242)	(100,543)	(13,711,042)	(37,847)	(408,250)	(220)	(3,055,994)
Units outstanding at end of year	99,176,409	284,531	57,613,769	172,493	1,677,169	27,217	10,369,106

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Vanguard Capital Growth Fund - Class A	JNL/Vanguard Capital Growth Fund - Class I	JNL/Vanguard Equity Income Fund - Class A	JNL/Vanguard Equity Income Fund - Class I	JNL/Vanguard Global Bond Market Index Fund - Class A	JNL/Vanguard Global Bond Market Index Fund - Class I	JNL/Vanguard Growth ETF Allocation Fund - Class A
Operations
Net investment income (loss)	$(2,355,366)	$(10,189)	$(1,165,867)	$(7,028)	$(521,953)	$(2,983)	$(2,288,329)
Net realized gain (loss) on investments	1,921,001	(2,167)	39,406	(2,945)	11,890	1,145	(838,823)
Net change in unrealized appreciation
(depreciation) on investments	(19,013,451)	(412,420)	(9,752,496)	(185,959)	887,759	22,504	(21,491,842)
Net change in net assets
from operations	(19,447,816)	(424,776)	(10,878,957)	(195,932)	377,696	20,666	(24,618,994)

Contract transactions
Purchase payments	83,859,709	4,626,039	57,623,118	2,617,316	23,168,306	1,233,179	115,689,578
Surrenders and terminations	(9,300,815)	(22,661)	(3,843,247)	(5,762)	(3,092,013)	(6,844)	(7,307,725)
Transfers between Investment Divisions	131,427,252	808,010	72,902,904	363,439	31,582,404	(47,816)	108,005,679
Contract owner charges	(1,975,027)	(20,318)	(934,938)	(12,214)	(436,543)	(4,529)	(2,011,455)
Net change in net assets
from contract transactions	204,011,119	5,391,070	125,747,837	2,962,779	51,222,154	1,173,990	214,376,077

Net change in net assets	184,563,303	4,966,294	114,868,880	2,766,847	51,599,850	1,194,656	189,757,083

Net assets beginning of year	66,403,628	112,775	24,477,111	280,425	11,762,694	15,233	39,622,993

Net assets end of year	$250,966,931	$5,079,069	$139,345,991	$3,047,272	$63,362,544	$1,209,889	$229,380,076

Contract unit transactions
Units outstanding at beginning of year	6,139,414	10,435	2,304,270	26,264	1,176,519	1,516	3,789,524
Units issued	24,259,909	527,276	14,288,513	292,163	7,109,948	139,185	24,715,274
Units redeemed	(6,461,445)	(58,562)	(2,385,624)	(12,873)	(1,922,020)	(21,171)	(4,363,447)
Units outstanding at end of year	23,937,878	479,149	14,207,159	305,554	6,364,447	119,530	24,141,351

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Vanguard Growth ETF Allocation Fund - Class I	JNL/Vanguard International Fund - Class A	JNL/Vanguard International Fund - Class I	JNL/Vanguard International Stock Market Index Fund - Class A	JNL/Vanguard International Stock Market Index Fund - Class I	JNL/Vanguard Moderate ETF Allocation Fund - Class A	JNL/Vanguard Moderate ETF Allocation Fund - Class I
Operations
Net investment income (loss)	$(25,232)	$(4,797,057)	$(15,216)	$(2,862,066)	$(12,687)	$(1,123,012)	$(15,376)
Net realized gain (loss) on investments	5,246	(7,661,690)	(58,867)	(4,273,849)	(44,059)	(208,228)	(9,834)
Net change in unrealized appreciation
(depreciation) on investments	(825,880)	(73,552,702)	(908,551)	(33,555,031)	(608,445)	(5,381,401)	(236,118)
Net change in net assets
from operations	(845,866)	(86,011,449)	(982,634)	(40,690,946)	(665,191)	(6,712,641)	(261,328)

Contract transactions
Purchase payments	9,470,272	116,209,836	6,754,892	66,093,622	4,903,381	69,309,901	6,021,986
Surrenders and terminations	(7,836)	(15,075,169)	(9,292)	(9,660,287)	(51,076)	(6,552,959)	(58,187)
Transfers between Investment Divisions	(41,924)	327,956,800	(190,856)	75,359,596	81,742	46,824,679	322,402
Contract owner charges	(49,855)	(3,977,222)	(27,536)	(2,120,150)	(24,553)	(757,194)	(19,690)
Net change in net assets
from contract transactions	9,370,657	425,114,245	6,527,208	129,672,781	4,909,494	108,824,427	6,266,511

Net change in net assets	8,524,791	339,102,796	5,544,574	88,981,835	4,244,303	102,111,786	6,005,183

Net assets beginning of year	801,408	73,360,180	208,805	114,722,599	188,784	28,653,159	135,297

Net assets end of year	$9,326,199	$412,462,976	$5,753,379	$203,704,434	$4,433,087	$130,764,945	$6,140,480

Contract unit transactions
Units outstanding at beginning of year	76,341	7,020,737	20,218	10,964,887	18,087	2,810,234	13,228
Units issued	951,283	53,658,587	775,061	19,909,290	593,790	14,055,127	709,723
Units redeemed	(62,695)	(14,610,625)	(154,455)	(7,651,551)	(111,723)	(3,252,358)	(94,197)
Units outstanding at end of year	964,929	46,068,699	640,824	23,222,626	500,154	13,613,003	628,754

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A	JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I	JNL/Vanguard Small Company Growth Fund - Class A	JNL/Vanguard Small Company Growth Fund - Class I	JNL/Vanguard U.S. Stock Market Index Fund - Class A	JNL/Vanguard U.S. Stock Market Index Fund - Class I	JNL/WCM Focused International Equity Fund - Class A
Operations
Net investment income (loss)	$(1,725,830)	$(20,511)	$(2,223,804)	$(7,698)	$(2,199,002)	$(12,433)	$(414,832)
Net realized gain (loss) on investments	(175,677)	(5,562)	(1,585,024)	615	189,476	17,031	2,432,237
Net change in unrealized appreciation
(depreciation) on investments	(13,234,021)	(524,297)	(45,269,434)	(558,279)	(21,224,545)	(543,598)	(6,891,761)
Net change in net assets
from operations	(15,135,528)	(550,370)	(49,078,262)	(565,362)	(23,234,071)	(539,000)	(4,874,356)

Contract transactions
Purchase payments	112,962,139	8,737,363	67,579,962	3,530,166	99,406,811	5,183,740	6,963,486
Surrenders and terminations	(3,478,055)	(22,325)	(8,944,233)	(18,663)	(7,777,968)	(57,122)	(2,022,145)
Transfers between Investment Divisions	61,381,686	8,661	190,334,726	174,483	122,635,119	298,160	27,878,636
Contract owner charges	(1,408,871)	(40,141)	(1,898,989)	(16,997)	(1,892,457)	(29,142)	(87,647)
Net change in net assets
from contract transactions	169,456,899	8,683,558	247,071,466	3,668,989	212,371,505	5,395,636	32,732,330

Net change in net assets	154,321,371	8,133,188	197,993,204	3,103,627	189,137,434	4,856,636	27,857,974

Net assets beginning of year	45,148,961	339,990	52,017,854	97,791	47,661,113	101,928	31,124,258

Net assets end of year	$199,470,332	$8,473,178	$250,011,058	$3,201,418	$236,798,547	$4,958,564	$58,982,232

Contract unit transactions
Units outstanding at beginning of year	4,368,175	32,793	4,845,919	9,108	4,456,663	9,519	2,236,760
Units issued	19,347,358	929,063	27,588,558	357,482	23,514,225	591,092	3,512,591
Units redeemed	(2,828,848)	(87,864)	(6,815,048)	(42,733)	(4,155,812)	(109,087)	(1,063,128)
Units outstanding at end of year	20,886,685	873,992	25,619,429	323,857	23,815,076	491,524	4,686,223

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/WCM Focused International Equity Fund - Class I	JNL/Westchester Capital Event Driven Fund - Class A	JNL/Westchester Capital Event Driven Fund - Class I	JNL/WMC Balanced Fund - Class A	JNL/WMC Balanced Fund - Class I	JNL/WMC Government Money Market Fund - Class A	JNL/WMC Government Money Market Fund - Class I
Operations
Net investment income (loss)	$3,964	$(89,797)	$1,916	$21,606,161	$209,867	$(2,548,624)	$69,902
Net realized gain (loss) on investments	32,482	644,480	11,531	440,478,667	501,901	—	—
Net change in unrealized appreciation
(depreciation) on investments	(191,932)	(394,307)	(8,397)	(808,120,732)	(1,347,031)	—	—
Net change in net assets
from operations	(155,486)	160,376	5,050	(346,035,904)	(635,263)	(2,548,624)	69,902

Contract transactions
Purchase payments	1,304,431	1,960,384	196,524	726,636,439	16,766,563	348,242,786	25,047,391
Surrenders and terminations	(27,953)	(781,590)	(8,230)	(509,186,621)	(179,834)	(420,961,355)	(1,330,894)
Transfers between Investment Divisions	472,832	19,833,116	88,701	(138,544,698)	(2,370,773)	317,892,022	(12,407,425)
Contract owner charges	(6,448)	(25,155)	(1,359)	(84,529,263)	(56,584)	(13,896,155)	(64,740)
Net change in net assets
from contract transactions	1,742,862	20,986,755	275,636	(5,624,143)	14,159,372	231,277,298	11,244,332

Net change in net assets	1,587,376	21,147,131	280,686	(351,660,047)	13,524,109	228,728,674	11,314,234

Net assets beginning of year	26,374	4,476,286	4,661	7,348,459,381	1,108,819	1,125,631,375	882,968

Net assets end of year	$1,613,750	$25,623,417	$285,347	$6,996,799,334	$14,632,928	$1,354,360,049	$12,197,202

Contract unit transactions
Units outstanding at beginning of year	1,826	447,277	466	151,819,246	16,172	95,348,129	53,144
Units issued	125,973	2,594,616	29,363	23,312,279	264,357	129,011,499	2,024,083
Units redeemed	(6,278)	(559,688)	(2,614)	(24,084,884)	(57,243)	(110,372,858)	(1,335,407)
Units outstanding at end of year	121,521	2,482,205	27,215	151,046,641	223,286	113,986,770	741,820

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/WMC Value Fund - Class A	JNL/WMC Value Fund - Class I	JNL/AQR Risk Parity Fund - Class A	JNL/BlackRock Global Long Short Credit Fund - Class A	JNL/Epoch Global Shareholder Yield Fund - Class A	JNL/Epoch Global Shareholder Yield Fund - Class I	JNL/MC 10 x 10 Fund - Class A
Operations
Net investment income (loss)	$2,322,529	$19,158	$(23,023)	$(480,554)	$1,278,176	$4,523	$(6,107,666)
Net realized gain (loss) on investments	108,144,249	126,827	7,214	(440,911)	83,819	(356)	25,901,630
Net change in unrealized appreciation
(depreciation) on investments	(195,066,910)	(271,011)	(2,225,706)	(300,964)	(4,395,779)	(8,706)	(61,227,040)
Net change in net assets
from operations	(84,600,132)	(125,026)	(2,241,515)	(1,222,429)	(3,033,784)	(4,539)	(41,433,076)

Contract transactions
Purchase payments	35,581,827	980,788	1,127,591	1,623,377	902,510	76,800	15,761,146
Surrenders and terminations	(53,465,962)	(86,662)	(1,939,880)	(4,350,609)	(2,355,242)	(4,024)	(34,009,754)
Transfers between Investment Divisions	(31,187,013)	217,904	(2,867,100)	(3,741,649)	(3,585,740)	3	(18,861,481)
Contract owner charges	(8,680,729)	(6,729)	(14,766)	(28,634)	(11,607)	(172)	(5,251,484)
Net change in net assets
from contract transactions	(57,751,877)	1,105,301	(3,694,155)	(6,497,515)	(5,050,079)	72,607	(42,361,573)

Net change in net assets	(142,352,009)	980,275	(5,935,670)	(7,719,944)	(8,083,863)	68,068	(83,794,649)

Net assets beginning of year	784,224,180	101,843	30,663,596	48,751,551	32,209,622	—	453,059,489

Net assets end of year	$641,872,171	$1,082,118	$24,727,926	$41,031,607	$24,125,759	$68,068	$369,264,840

Contract unit transactions
Units outstanding at beginning of year	20,572,489	2,088	2,683,687	4,784,271	2,052,781	—	28,791,647
Units issued	2,447,403	25,016	397,617	618,700	274,177	6,094	3,441,722
Units redeemed	(4,032,729)	(2,026)	(733,008)	(1,263,564)	(612,967)	(358)	(6,185,691)
Units outstanding at end of year	18,987,163	25,078	2,348,296	4,139,407	1,713,991	5,736	26,047,678

See Notes to the Financial Statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
December 31, 2018

	JNL/MC 10 x 10 Fund - Class I(a)	JNL/PPM America Long Short Credit Fund - Class A	JNL/PPM America Long Short Credit Fund - Class I
Operations
Net investment income (loss)	$(2)	$275,842	$1,098
Net realized gain (loss) on investments	—	(214,220)	(30)
Net change in unrealized appreciation
(depreciation) on investments	(365)	(659,818)	(3,261)
Net change in net assets
from operations	(367)	(598,196)	(2,193)

Contract transactions
Purchase payments	—	1,172,114	36,927
Surrenders and terminations	—	(1,477,756)	—
Transfers between Investment Divisions	10,000	2,631,562	39,692
Contract owner charges	—	(16,528)	(85)
Net change in net assets
from contract transactions	10,000	2,309,392	76,534

Net change in net assets	9,633	1,711,196	74,341

Net assets beginning of year	—	13,902,412	2,513

Net assets end of year	$9,633	$15,613,608	$76,854

Contract unit transactions
Units outstanding at beginning of year	—	1,309,772	282
Units issued	596	662,847	8,693
Units redeemed	—	(441,972)	(105)
Units outstanding at end of year	596	1,530,647	8,870

(a)	The mutual fund's shares, as applicable, became available for investment by the Investment Division on August 13, 2018.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL Aggressive Growth Allocation Fund - Class A
12/31/2019	1,427,117	88,415	0.00	12.689275	22.15	3.15	19.073887	26.05	0.00
12/31/2018	1,255,546	96,925	0.00	10.388230	(13.26)	3.15	15.131591	(10.47)	0.00
12/31/2017	1,436,564	98,148	0.00	11.975808	17.65	3.15	16.901066	13.65 ‡	0.00
12/31/2016	833,491	68,990	0.00	10.178918	4.74	3.15	13.512866	1.34 ‡	0.30
12/31/2015	713,547	63,022	2.53	9.717960	(5.65)	3.15	12.316525	(3.12)	0.50
JNL Aggressive Growth Allocation Fund - Class I
12/31/2019	8,118	525	0.00	14.574877	25.80	0.45	14.607927	25.93	0.35
12/31/2018	3,716	307	0.00	11.585525	(10.56)	0.45	11.600188	(10.47)	0.35
12/31/2017+	266	21	0.00	12.953324	4.89 ‡	0.45	12.956691	4.91 ‡	0.35
JNL Conservative Allocation Fund - Class A
12/31/2019	427,061	34,935	0.00	11.007148	1.20 ‡	2.50	13.412056	12.46	0.00
12/31/2018	322,079	29,229	0.00	10.108732	(4.10)‡	2.40	11.926441	(3.12)	0.00
12/31/2017	237,629	20,582	0.00	10.752382	0.40 ‡	2.30	12.310832	7.24 ‡	0.00
12/31/2016	136,744	12,640	0.00	10.729749	3.18	1.25	10.941929	3.59	0.85
12/31/2015	122,256	11,686	1.17	10.399287	(2.92)	1.25	10.562722	(2.54)	0.85
JNL Conservative Allocation Fund - Class I
12/31/2019	3,153	245	0.00	12.857867	12.16	0.45	12.887404	12.27	0.35
12/31/2018	357	31	0.00	11.464191	(3.22)	0.45	11.479042	(3.12)	0.35
12/31/2017+	6	1	0.00	11.846061	1.33 ‡	0.45	11.849203	1.36 ‡	0.35
JNL Growth Allocation Fund - Class A
12/31/2019	2,261,023	134,805	0.00	13.215952	19.85	3.15	19.864082	23.68	0.00
12/31/2018	2,011,398	146,725	0.00	11.026831	(11.90)	3.15	16.060585	(9.07)	0.00
12/31/2017	2,347,217	153,866	0.00	12.516462	14.97	3.15	17.662733	11.88 ‡	0.00
12/31/2016	1,731,174	133,729	0.00	10.886540	4.21	3.15	14.451110	1.07 ‡	0.30
12/31/2015	1,604,573	131,660	2.53	10.447161	(5.03)	3.15	13.239659	(2.49)	0.50
JNL Growth Allocation Fund - Class I
12/31/2019	11,609	703	0.00	15.182553	23.43	0.45	15.217028	23.56	0.35
12/31/2018	5,906	446	0.00	12.300179	(9.25)	0.45	12.315780	(9.16)	0.35
12/31/2017+	621	46	0.00	13.553626	4.42 ‡	0.45	13.557188	4.45 ‡	0.35
JNL Institutional Alt 100 Fund - Class A
12/31/2019	200,084	18,449	0.00	10.653527	9.79	1.25	11.758944	11.17	0.00
12/31/2018	230,161	23,363	0.00	9.703936	(7.00)	1.25	10.577769	(5.82)	0.00
12/31/2017	315,316	29,831	0.00	10.434100	3.73	1.25	11.231625	4.62 ‡	0.00
12/31/2016	366,874	36,086	0.00	10.059053	(1.14)	1.25	10.257705	(0.75)	0.85
12/31/2015	445,497	43,427	1.15	10.175192	(2.93)	1.25	10.334826	(2.54)	0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL Aggressive Growth Allocation Fund - Class I - September 25, 2017; JNL Conservative Allocation Fund - Class I - September 25, 2017; JNL Growth Allocation Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL Institutional Alt 25 Fund - Class A
12/31/2019	2,536,214	123,925	0.00	15.592728	13.91	3.90	22.956716	18.08	0.30
12/31/2018	2,509,524	143,488	0.00	13.688783	(9.20)‡	3.90	19.440922	(7.19)	0.30
12/31/2017	3,152,199	165,657	0.00	16.460960	10.90	3.06	20.947708	13.99	0.30
12/31/2016	1,429,520	84,713	0.00	14.843447	2.85	3.06	18.376634	0.73 ‡	0.30
12/31/2015	1,536,306	95,281	2.29	14.432161	(5.18)	3.06	16.580846	(3.21)	1.00
JNL Institutional Alt 25 Fund - Class I
12/31/2019	955	52	0.00	18.743715	18.28	0.45	18.786542	18.39	0.35
12/31/2018	505	32	0.00	15.847533	(7.04)	0.45	15.867853	(6.94)	0.35
12/31/2017+	113	7	0.00	17.047228	3.69 ‡	0.45	17.051937	3.72 ‡	0.35
JNL Institutional Alt 50 Fund - Class A
12/31/2019	2,124,644	108,836	0.00	15.342304	11.29	3.61	22.606395	15.38	0.00
12/31/2018	2,190,407	127,971	0.00	13.786039	(9.54)	3.61	19.593026	(4.40)‡	0.00
12/31/2017	2,775,883	150,330	0.00	15.239207	6.61	3.61	20.346990	10.19	0.30
12/31/2016	2,464,155	145,767	0.00	14.293740	0.42	3.61	18.465077	(0.28)‡	0.30
12/31/2015	2,748,451	167,003	2.24	14.234202	(5.53)	3.61	16.970733	(3.03)	1.00
JNL Institutional Alt 50 Fund - Class I
12/31/2019	1,198	63	0.00	18.461104	15.17	0.45	18.501454	15.28	0.35
12/31/2018	1,024	63	0.00	16.030044	(6.37)	0.45	16.049022	(6.28)	0.35
12/31/2017+	115	7	0.00	17.121016	3.14 ‡	0.45	17.124068	3.16 ‡	0.35
JNL iShares Tactical Growth Fund - Class A
12/31/2019	227,774	13,160	1.70	15.103382	16.26 ‡	2.80	18.844841	21.65	0.00
12/31/2018	181,417	12,582	1.35	13.544098	(11.27)‡	1.95	15.490647	(9.12)	0.00
12/31/2017	199,077	12,407	1.30	15.835235	17.87	1.25	17.045925	17.90 ‡	0.00
12/31/2016	159,685	11,759	1.31	13.434597	7.14	1.25	13.700231	7.57	0.85
12/31/2015	134,332	10,622	1.17	12.539343	(1.24)	1.25	12.736376	(0.84)	0.85
JNL iShares Tactical Growth Fund - Class I
12/31/2019	3,075	192	1.94	15.853401	21.47	0.45	15.888917	21.59	0.35
12/31/2018	2,307	175	3.14	13.051448	(9.26)	0.45	13.067613	(9.17)	0.35
12/31/2017+	27	2	0.00	14.383543	6.31 ‡	0.45	14.386886	6.33 ‡	0.35
JNL iShares Tactical Moderate Fund - Class A
12/31/2019	139,383	10,388	2.01	12.105596	11.52	2.53	14.787860	14.38	0.00
12/31/2018	116,203	9,666	1.58	10.855338	(7.14)‡	2.53	12.929021	(5.35)	0.00
12/31/2017	121,843	9,487	1.50	12.689883	10.07	1.25	13.660083	10.66 ‡	0.00
12/31/2016	102,352	8,798	1.33	11.528576	4.26	1.25	11.756542	4.68	0.85
12/31/2015	75,313	6,767	1.24	11.057208	(0.97)	1.25	11.230964	(0.57)	0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL Institutional Alt 25 Fund - Class I - September 25, 2017; JNL Institutional Alt 50 Fund - Class I - September 25, 2017; JNL iShares Tactical Growth Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL iShares Tactical Moderate Fund - Class I
12/31/2019	1,911	141	2.55	13.281181	14.22		0.45	13.315026	14.34	0.35
12/31/2018	1,110	93	2.46	11.627573	(5.51)		0.45	11.645547	(5.39)	0.35
12/31/2017+	—	—	0.00	12.308784	3.61	‡	0.45	12.308784	3.61 ‡	0.35
JNL iShares Tactical Moderate Growth Fund - Class A
12/31/2019	264,879	16,950	1.93	14.231149	13.80	‡	2.25	17.001281	18.06	0.00
12/31/2018	230,256	17,200	1.56	12.590697	(5.44	)‡	1.95	14.400204	(7.28)	0.00
12/31/2017	263,017	18,007	1.45	14.427137	14.29		1.25	15.530128	14.57 ‡	0.00
12/31/2016	224,102	17,580	1.34	12.623278	5.72		1.25	12.872885	6.14	0.85
12/31/2015	175,370	14,575	1.11	11.940606	(1.09)		1.25	12.128231	(0.69)	0.85
JNL iShares Tactical Moderate Growth Fund - Class I
12/31/2019	3,340	223	2.36	14.834523	17.92		0.45	14.867550	18.04	0.35
12/31/2018	2,282	176	3.25	12.580051	(7.33)		0.45	12.595453	(7.23)	0.35
12/31/2017+	77	6	0.00	13.574664	4.90	‡	0.45	13.577627	4.93 ‡	0.35
JNL Moderate Allocation Fund - Class A
12/31/2019	563,413	40,186	0.00	12.727537	12.87		2.45	15.447353	15.67	0.00
12/31/2018	453,477	36,646	0.00	11.276696	(8.16	)‡	2.45	13.354971	(4.94)	0.00
12/31/2017	444,046	33,657	0.00	12.241175	1.73	‡	2.34	14.048872	9.48 ‡	0.00
12/31/2016	413,769	34,267	0.00	11.959560	3.91		1.25	12.196060	4.32	0.85
12/31/2015	398,190	34,343	1.57	11.509692	(2.56)		1.25	11.690572	(2.17)	0.85
JNL Moderate Allocation Fund - Class I
12/31/2019	5,883	402	0.00	14.410321	15.57		0.45	14.442979	15.69	0.35
12/31/2018	2,597	208	0.00	12.468441	(5.14)		0.45	12.484202	(5.04)	0.35
12/31/2017+	551	42	0.00	13.143749	2.21	‡	0.45	13.147136	2.23 ‡	0.35
JNL Moderate Growth Allocation Fund - Class A
12/31/2019	2,219,872	132,586	0.00	12.159564	15.19		3.70	19.626383	19.53	0.00
12/31/2018	2,022,087	143,287	0.00	10.555648	(10.04)		3.70	16.419459	(6.64)	0.00
12/31/2017	2,326,033	152,031	0.00	11.734056	10.39		3.70	17.586775	9.16 ‡	0.00
12/31/2016	1,326,899	99,540	0.00	10.629402	3.38		3.70	14.903869	0.93 ‡	0.30
12/31/2015	1,228,353	97,592	2.40	10.282126	(5.37)		3.70	13.688602	(2.30)	0.50
JNL Moderate Growth Allocation Fund - Class I
12/31/2019	3,966	260	0.00	15.232283	19.31		0.45	15.266835	19.43	0.35
12/31/2018	1,855	145	0.00	12.767379	(6.76)		0.45	12.783548	(6.67)	0.35
12/31/2017+	—	—	0.00	13.693605	3.35	‡	0.45	13.697170	3.37 ‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL iShares Tactical Moderate Fund - Class I - September 25, 2017; JNL iShares Tactical Moderate Growth Fund - Class I - September 25, 2017; JNL Moderate Allocation Fund - Class I - September 25, 2017; JNL Moderate Growth Allocation Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL Multi-Manager Alternative Fund - Class A
12/31/2019	15,123	1,459	0.00	10.235576	7.73	1.25	10.852152	9.08		0.00
12/31/2018	13,686	1,427	0.00	9.501435	(5.03)	1.25	9.948654	(3.83)		0.00
12/31/2017	11,887	1,181	0.56	10.004507	5.07	1.25	10.344566	5.95	‡	0.00
12/31/2016	8,635	903	0.37	9.521588	0.34	1.25	9.585670	0.74		0.85
12/31/2015+	6,229	655	0.00	9.489060	(4.81)‡	1.25	9.514891	(4.59	)‡	0.85
JNL Multi-Manager International Small Cap Fund - Class A
12/31/2019	6,058	577	0.91	10.460508	30.08	1.25	10.643009	31.72		0.00
12/31/2018+	411	51	0.00	8.041347	(18.59)‡	1.25	8.080006	(19.20	)‡	0.00
JNL Multi-Manager Mid Cap Fund - Class A
12/31/2019	192,437	13,360	0.00	13.602444	24.90	3.05	15.034589	28.77		0.00
12/31/2018	101,433	8,949	0.00	10.890739	(8.41)‡	3.05	11.675917	(5.70)		0.00
12/31/2017	56,173	4,613	0.12	12.009157	13.30	2.40	12.381432	14.11	‡	0.00
12/31/2016+	9,407	885	0.00	10.599375	4.06 ‡	2.40	10.661078	5.98	‡	0.30
JNL Multi-Manager Mid Cap Fund - Class I
12/31/2019	2,784	186	0.00	14.934217	28.52	0.45	14.968076	28.65		0.35
12/31/2018	1,509	130	0.54	11.619898	(5.88)	0.45	11.634604	(5.78)		0.35
12/31/2017+	35	3	0.00	12.345542	6.24 ‡	0.45	12.348750	6.27	‡	0.35
JNL Multi-Manager Small Cap Growth Fund - Class A
12/31/2019	1,869,735	29,270	0.00	35.232812	30.68	3.91	87.609325	35.89		0.00
12/31/2018	1,318,819	27,849	0.00	26.960739	(5.83)	3.91	64.470803	(2.05)		0.00
12/31/2017	1,194,495	24,525	0.00	28.629283	22.37	3.91	65.821389	25.21	‡	0.00
12/31/2016	914,391	23,663	0.00	23.395507	1.70	3.91	48.682724	2.39	‡	0.30
12/31/2015	1,000,620	27,111	0.00	23.004153	(8.33)	3.91	41.518291	(5.48	)‡	0.85
JNL Multi-Manager Small Cap Growth Fund - Class I
12/31/2019	11,378	126	0.00	91.133851	35.70	0.45	91.340597	35.84		0.35
12/31/2018	4,466	68	0.00	67.156378	(2.22)	0.45	67.241448	(2.12)		0.35
12/31/2017+	67	1	0.00	68.678173	7.85 ‡	0.45	68.696054	7.88	‡	0.35
JNL Multi-Manager Small Cap Value Fund - Class A
12/31/2019	665,294	28,692	0.00	15.927205	20.46	3.91	28.261309	25.26		0.00
12/31/2018	540,931	28,900	0.30	13.221928	(18.06)	3.91	22.561369	(14.77)		0.00
12/31/2017	642,867	28,890	0.59	16.135990	6.81	3.91	26.472295	11.52	‡	0.00
12/31/2016	629,859	31,109	0.66	15.106491	19.05	3.91	23.017462	13.77	‡	0.30
12/31/2015	513,864	31,053	0.32	12.689677	(12.91)	3.91	17.586931	(10.21)		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL Multi-Manager Alternative Fund - Class A - April 27, 2015; JNL Multi-Manager International Small Cap Fund - Class A - August 13, 2018; JNL Multi-Manager Mid Cap Fund - Class A - September 19, 2016; JNL Multi-Manager Mid Cap Fund - Class I - September 25, 2017; JNL Multi-Manager Small Cap Growth Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL Multi-Manager Small Cap Value Fund - Class I
12/31/2019	3,022	105	0.00	28.860487	25.01		0.45	28.925944	25.13		0.35
12/31/2018	1,055	46	1.04	23.087037	(14.84)		0.45	23.116267	(14.76)		0.35
12/31/2017+	55	2	0.00	27.111032	5.74	‡	0.45	27.118067	5.77	‡	0.35
JNL S&P 500 Index Fund - Class I
12/31/2019	81,274	6,119	0.00	13.303644	30.66		0.45	13.333817	30.79		0.35
12/31/2018	27,799	2,730	0.00	10.181824	(5.09)		0.45	10.194734	(4.99)		0.35
12/31/2017+	728	68	0.00	10.727411	7.27	‡	0.45	10.730223	7.30	‡	0.35
JNL/American Funds Balanced Fund - Class A
12/31/2019	1,466,521	79,873	0.00	11.212971	16.20		3.86	22.809195	20.48		0.25
12/31/2018	963,782	62,690	0.69	9.649441	(8.51)		3.86	18.932666	(3.60	)‡	0.25
12/31/2017	723,463	44,383	1.19	10.546544	12.30		3.86	19.782320	16.36		0.30
12/31/2016	434,844	30,932	0.01	9.391206	1.74		3.86	17.000792	(2.01	)‡	0.30
12/31/2015	434,382	32,310	0.73	9.230619	(5.25)		3.86	14.450333	(2.50)		1.00
JNL/American Funds Balanced Fund - Class I
12/31/2019	21,732	885	0.00	24.742636	20.54		0.45	24.798861	20.66		0.35
12/31/2018	10,201	501	1.21	20.525899	(4.99)		0.45	20.551953	(4.90)		0.35
12/31/2017+	431	20	0.00	21.604345	3.89	‡	0.45	21.610033	3.92	‡	0.35
JNL/American Funds Blue Chip Income and Growth Fund - Class A
12/31/2019	3,046,358	133,328	0.00	13.882927	7.30	‡	6.50	25.285147	20.60		0.30
12/31/2018	2,699,798	141,339	0.00	13.709623	(12.37	)‡	5.20	20.965968	(9.27)		0.30
12/31/2017	3,200,699	150,649	0.00	17.536302	8.26	‡	3.90	23.108209	16.26		0.30
12/31/2016	2,709,922	146,918	0.00	16.211226	14.44		3.36	19.876857	5.07	‡	0.30
12/31/2015	1,828,935	115,792	2.48	14.165604	(6.51)		3.36	16.191248	(4.28)		1.00
JNL/American Funds Blue Chip Income and Growth Fund - Class I
12/31/2019	14,079	537	0.00	24.637114	12.79	‡	0.80	26.408076	20.94		0.35
12/31/2018	5,838	268	0.00	21.808437	(9.13)		0.45	21.836077	(9.04)		0.35
12/31/2017+	146	6	0.00	24.000396	7.79	‡	0.45	24.006653	7.82	‡	0.35
JNL/American Funds Capital Income Builder Fund - Class A
12/31/2019	120,088	11,027	0.00	10.735389	14.59		2.45	11.050029	17.43		0.00
12/31/2018+	21,747	2,311	0.00	9.368831	(5.41	)‡	2.45	9.410013	(5.43	)‡	0.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL Multi-Manager Small Cap Value Fund - Class I - September 25, 2017; JNL S&P 500 Index Fund - Class I - September 25, 2017; JNL/American Funds Balanced Fund - Class I - September 25, 2017; JNL/American Funds Blue Chip Income and Growth Fund - Class I - September 25, 2017; JNL/American Funds Capital Income Builder Fund - Class A - August 13, 2018.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL/American Funds Capital Income Builder Fund - Class I
12/31/2019	2,892	262	0.00	11.041009	17.29	0.45	11.056317	17.40	0.35
12/31/2018+	1,212	128	0.00	9.413710	(5.39)‡	0.45	9.417334	(5.35)‡	0.35
JNL/American Funds Global Bond Fund - Class A
12/31/2019	468,666	42,770	0.00	9.213766	4.17	3.16	12.203739	7.24	0.25
12/31/2018	472,081	45,804	0.59	8.845340	(4.70)	3.16	11.379722	(1.87)	0.25
12/31/2017	492,409	46,440	0.33	9.281129	3.25	3.16	11.596046	(0.87)‡	0.25
12/31/2016	445,048	44,159	0.00	8.988765	(0.85)	3.16	10.873784	(5.84)‡	0.30
12/31/2015	418,272	41,913	1.28	9.065934	(7.22)	3.16	10.244081	(5.19)	1.00
JNL/American Funds Global Bond Fund - Class I
12/31/2019	2,181	173	0.00	11.850578	0.25 ‡	0.80	12.702509	7.45	0.35
12/31/2018	1,123	95	1.20	11.807252	(1.83)	0.45	11.822216	(1.74)	0.35
12/31/2017+	155	13	0.00	12.027829	(0.39)‡	0.45	12.030961	(0.37)‡	0.35
JNL/American Funds Global Growth Fund - Class A
12/31/2019	425,322	23,758	0.00	16.220790	4.22 ‡	2.75	19.284083	34.95	0.00
12/31/2018	206,533	15,303	0.33	12.552094	(11.95)‡	2.45	14.290179	(9.31)	0.00
12/31/2017	157,760	10,461	0.69	14.935429	29.45	1.25	15.757258	27.18 ‡	0.00
12/31/2016	85,586	7,364	0.00	11.537272	(0.82)	1.25	11.690038	(0.42)	0.85
12/31/2015	91,115	7,793	0.44	11.632284	5.30	1.25	11.739379	5.72	0.85
JNL/American Funds Global Growth Fund - Class I
12/31/2019	6,995	391	0.00	18.583289	14.56 ‡	0.80	17.852812	34.92	0.35
12/31/2018	2,795	211	0.78	13.215873	(9.44)	0.45	13.232529	(9.35)	0.35
12/31/2017+	257	18	0.00	14.593004	5.75 ‡	0.45	14.596697	5.77 ‡	0.35
JNL/American Funds Global Small Capitalization Fund - Class A
12/31/2019	707,894	39,195	0.00	15.323369	27.15	3.06	20.007908	30.70	0.30
12/31/2018	582,674	41,752	0.11	12.051776	(13.48)	3.06	15.307757	(11.04)	0.30
12/31/2017	643,349	40,628	0.19	13.928960	21.75	3.06	17.207850	25.15	0.30
12/31/2016	465,843	36,469	0.00	11.440488	(1.30)	3.06	13.749835	(2.79)‡	0.30
12/31/2015	486,304	38,259	0.00	11.591029	(3.06)	3.06	13.025317	(1.04)	1.00
JNL/American Funds Global Small Capitalization Fund - Class I
12/31/2019	4,662	225	0.00	20.845693	30.85	0.45	20.893060	30.98	0.35
12/31/2018	2,548	161	0.38	15.931040	(10.88)	0.45	15.951193	(10.79)	0.35
12/31/2017+	225	13	0.00	17.875841	6.19 ‡	0.45	17.880467	6.22 ‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/American Funds Capital Income Builder Fund - Class I - August 13, 2018; JNL/American Funds Global Bond Fund - Class I - September 25, 2017; JNL/American Funds Global Growth Fund - Class I - September 25, 2017; JNL/American Funds Global Small Capitalization Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/American Funds Growth Allocation Fund - Class A
12/31/2019	2,668,219	148,120	0.00	15.899604	19.78	‡	2.95	19.937036	23.37		0.00
12/31/2018	2,170,711	146,896	0.00	13.184675	(7.49	)‡	3.05	16.160931	(5.39)		0.00
12/31/2017	1,994,589	126,210	0.00	14.452752	17.12		2.95	17.081415	13.32	‡	0.00
12/31/2016	1,298,868	97,906	0.00	12.340487	9.46	‡	2.95	13.966734	(0.01	)‡	0.30
12/31/2015	941,136	75,232	1.09	11.872870	(2.45)		2.85	12.704916	(0.63)		1.00
JNL/American Funds Growth Allocation Fund - Class I
12/31/2019	16,541	868	0.00	19.005851	23.16		0.45	19.048875	23.28		0.35
12/31/2018	9,260	599	0.00	15.432352	(5.50)		0.45	15.451822	(5.41)		0.35
12/31/2017+	267	16	0.00	16.331389	4.96	‡	0.45	16.335574	4.98	‡	0.35
JNL/American Funds Growth Fund - Class A
12/31/2019	1,108,232	42,510	0.00	22.548230	26.40		3.05	28.695777	30.32		0.00
12/31/2018	518,663	25,442	0.00	17.838341	(9.26	)‡	3.05	22.019705	(0.61)		0.00
12/31/2017	346,118	16,594	0.00	20.580021	26.29		1.25	22.153845	23.68	‡	0.00
12/31/2016	214,677	13,031	0.00	16.295891	7.68		1.25	16.618257	8.11		0.85
12/31/2015	172,664	11,313	0.56	15.134295	5.12		1.25	15.372230	5.54		0.85
JNL/American Funds Growth Fund - Class I
12/31/2019	19,893	718	0.00	27.735761	30.16		0.45	27.798682	30.29		0.35
12/31/2018	9,274	434	0.00	21.308283	(0.78)		0.45	21.335275	(0.68)		0.35
12/31/2017+	473	22	0.00	21.474835	7.86	‡	0.45	21.480421	7.89	‡	0.35
JNL/American Funds Growth-Income Fund - Class A
12/31/2019	7,349,008	283,739	0.00	20.161626	20.84		3.90	29.397382	25.66		0.00
12/31/2018	5,780,078	277,013	0.00	16.683895	(7.95	)‡	3.90	23.395262	(2.16)		0.00
12/31/2017	5,536,129	256,527	0.00	18.771879	18.09		3.16	23.911570	18.56	‡	0.00
12/31/2016	3,816,911	213,016	0.00	15.895703	7.64		3.16	19.232406	3.61	‡	0.30
12/31/2015	2,897,665	177,484	0.77	14.767765	(2.13)		3.16	16.831721	0.16		0.85
JNL/American Funds Growth-Income Fund - Class I
12/31/2019	52,427	1,785	0.00	27.800682	11.45	‡	0.80	29.799180	25.59		0.35
12/31/2018	24,204	1,028	0.00	23.697047	(2.31)		0.45	23.727091	(2.21)		0.35
12/31/2017+	989	41	0.00	24.257930	6.42	‡	0.45	24.264275	6.45	‡	0.35
JNL/American Funds International Fund - Class A
12/31/2019	1,826,377	118,439	0.00	12.657059	18.40		3.36	17.512356	22.45		0.00
12/31/2018	1,632,856	128,183	0.86	10.689689	(16.40)		3.36	14.301571	(13.53)		0.00
12/31/2017	1,920,571	128,828	0.71	12.787425	27.30		3.36	16.539752	26.87	‡	0.00
12/31/2016	1,038,031	90,574	0.00	10.045415	(0.30)		3.36	12.316849	(4.24	)‡	0.30
12/31/2015	926,321	82,237	0.85	10.075587	(7.99)		3.36	11.614339	(5.65)		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/American Funds Growth Allocation Fund - Class I - September 25, 2017; JNL/American Funds Growth Fund - Class I - September 25, 2017; JNL/American Funds Growth-Income Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/American Funds International Fund - Class I
12/31/2019	9,845	558	0.00	17.737167	22.26		0.45	17.777404	22.38		0.35
12/31/2018	6,464	447	1.70	14.507614	(13.61)		0.45	14.525984	(13.53)		0.35
12/31/2017+	195	12	0.00	16.794047	5.33	‡	0.45	16.798415	5.36	‡	0.35
JNL/American Funds Moderate Growth Allocation Fund - Class A
12/31/2019	2,294,071	144,592	0.00	10.676599	4.28	‡	6.50	17.582565	18.65		0.00
12/31/2018	2,009,615	148,503	0.00	10.473274	(9.15	)‡	5.20	14.818991	(4.57)		0.00
12/31/2017	2,097,975	146,166	0.00	12.448215	4.60	‡	3.90	15.528143	10.05	‡	0.00
12/31/2016	1,618,553	128,864	0.00	11.615744	4.08		3.10	13.235364	(0.16	)‡	0.30
12/31/2015	1,119,372	94,392	1.23	11.160743	(3.19)		3.10	12.053130	(1.14)		1.00
JNL/American Funds Moderate Growth Allocation Fund - Class I
12/31/2019	15,405	918	0.00	16.807751	18.46		0.45	16.845881	18.58		0.35
12/31/2018	7,935	558	0.00	14.188949	(4.72)		0.45	14.206917	(4.63)		0.35
12/31/2017+	568	38	0.00	14.892546	3.71	‡	0.45	14.896423	3.74	‡	0.35
JNL/American Funds New World Fund - Class A
12/31/2019	1,390,052	94,944	0.00	11.455749	23.76		3.90	16.304921	28.37		0.25
12/31/2018	1,148,077	99,662	0.54	9.256347	(5.00	)‡	3.90	12.701995	(14.63)		0.25
12/31/2017	1,342,595	98,563	0.32	11.906634	24.89		3.16	14.878559	8.69	‡	0.25
12/31/2016	861,365	80,462	0.00	9.533344	1.66		3.16	11.534215	(3.66	)‡	0.30
12/31/2015	759,581	73,470	0.86	9.377378	(6.57)		3.16	10.597563	(4.53)		1.00
JNL/American Funds New World Fund - Class I
12/31/2019	12,214	728	0.00	16.913557	28.42		0.45	16.952068	28.55		0.35
12/31/2018	6,165	471	1.22	13.170329	(14.49)		0.45	13.187043	(14.40)		0.35
12/31/2017+	218	14	0.00	15.401597	5.36	‡	0.45	15.405644	5.38	‡	0.35
JNL/AQR Large Cap Defensive Style Fund - Class A
12/31/2019+	34,342	3,231	0.00	10.550987	4.41	‡	2.70	10.700000	7.00	‡	0.00
JNL/AQR Large Cap Defensive Style Fund - Class I
12/31/2019+	570	53	0.00	10.684961	6.85	‡	0.45	10.690511	6.91	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/American Funds International Fund - Class I - September 25, 2017; JNL/American Funds Moderate Growth Allocation Fund - Class I - September 25, 2017; JNL/American Funds New World Fund - Class I - September 25, 2017; JNL/AQR Large Cap Defensive Style Fund - Class A - June 24, 2019; JNL/AQR Large Cap Defensive Style Fund - Class I - June 24, 2019.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class A
12/31/2019	283,684	15,837	0.00	14.356730	22.14	3.06	21.342620	25.94		0.00
12/31/2018	271,715	18,892	0.42	11.754242	(15.99)	3.06	16.947132	(13.36)		0.00
12/31/2017	370,897	22,091	0.61	13.990760	19.29	3.06	19.560509	21.01	‡	0.00
12/31/2016	315,244	22,799	0.30	11.728742	4.69	3.06	15.438076	3.73	‡	0.30
12/31/2015	355,251	27,432	0.00	11.203590	(4.69)	3.06	13.655467	(2.56)		0.85
JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I
12/31/2019	1,211	56	0.00	21.746387	25.82	0.45	21.795932	25.94		0.35
12/31/2018	622	36	1.28	17.284229	(13.50)	0.45	17.306295	(13.41)		0.35
12/31/2017+	6	0	0.00	19.980888	7.35 ‡	0.45	19.986229	7.38	‡	0.35
JNL/AQR Managed Futures Strategy Fund - Class A
12/31/2019	84,499	9,437	0.00	7.740259	(2.63)	2.80	9.772445	0.13		0.00
12/31/2018	104,657	11,589	0.00	7.949189	(11.83)	2.80	9.759590	(9.32)		0.00
12/31/2017	145,477	14,457	0.00	9.015957	(4.01)	2.80	10.762549	(1.88	)‡	0.00
12/31/2016	185,285	18,003	4.14	9.392654	(11.08)	2.80	10.420726	(9.34)		0.85
12/31/2015	197,985	17,416	9.69	10.562706	(8.06)‡	2.80	11.493721	1.33		0.85
JNL/BlackRock Advantage International Fund - Class A
12/31/2019+	3,205	305	1.51	10.486693	6.11 ‡	1.80	10.585402	5.85	‡	0.00
JNL/BlackRock Advantage International Fund - Class I
12/31/2019+	159	15	3.03	10.578704	5.79 ‡	0.45	10.582856	5.83	‡	0.35
JNL/BlackRock Global Allocation Fund - Class A
12/31/2019	3,409,303	238,754	0.00	11.250996	13.20	3.90	16.125194	17.71		0.00
12/31/2018	3,293,387	268,415	0.69	9.938780	(4.30)‡	3.90	13.699178	(7.62)		0.00
12/31/2017	3,844,119	285,859	1.58	11.428135	9.81	3.61	14.829182	12.14	‡	0.00
12/31/2016	3,534,757	295,537	0.39	10.407336	0.29	3.61	12.786784	(0.40	)‡	0.30
12/31/2015	3,517,477	301,890	2.06	10.377129	(4.84)	3.61	11.985760	(2.18)		0.85
JNL/BlackRock Global Allocation Fund - Class I
12/31/2019	14,738	928	0.00	16.294753	17.55	0.45	16.331691	17.67		0.35
12/31/2018	9,598	697	1.34	13.862158	(7.75)	0.45	13.879703	(7.66)		0.35
12/31/2017+	248	16	0.00	15.027185	2.79 ‡	0.45	15.031095	2.82	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I - September 25, 2017; JNL/BlackRock Advantage International Fund - Class A - June 24, 2019; JNL/BlackRock Advantage International Fund - Class I - June 24, 2019; JNL/BlackRock Global Allocation Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/BlackRock Global Natural Resources Fund - Class A
12/31/2019	601,724	77,001	0.00	5.769469	10.62	3.70	9.312416	14.79		0.00
12/31/2018	589,692	85,587	1.88	5.215361	(20.28)	3.70	8.112580	(17.27)		0.00
12/31/2017	813,980	96,639	0.92	6.542455	(6.41)	3.70	9.805729	(3.22	)‡	0.00
12/31/2016	947,422	107,968	0.79	6.990883	21.95	3.70	9.802230	8.75	‡	0.30
12/31/2015	659,992	93,946	0.47	5.732755	(26.51)	3.70	7.396348	(24.39)		0.85
JNL/BlackRock Global Natural Resources Fund - Class I
12/31/2019	3,030	339	0.00	9.029320	14.57	0.45	9.147146	14.68		0.35
12/31/2018+	614	78	1.64	7.881252	(13.53)‡	0.45	7.976123	(14.81	)‡	0.35
JNL/BlackRock Large Cap Select Growth Fund - Class A
12/31/2019	2,839,944	38,242	0.00	39.973551	27.24	3.90	98.282505	31.97		0.25
12/31/2018	2,165,263	38,219	0.00	31.415050	(7.88)‡	3.90	74.473249	1.63		0.25
12/31/2017	1,884,011	33,596	0.00	34.250500	28.90	3.61	73.279496	8.09	‡	0.25
12/31/2016	1,379,406	32,554	0.00	26.572344	(3.10)	3.61	54.396231	(2.40	)‡	0.30
12/31/2015	954,227	22,499	0.00	27.423723	2.47	3.61	47.003517	5.18		1.00
JNL/BlackRock Large Cap Select Growth Fund - Class I
12/31/2019	19,637	183	0.00	110.002923	32.14	0.45	110.252393	32.27		0.35
12/31/2018	8,660	105	0.00	83.249803	1.73	0.45	83.355224	1.83		0.35
12/31/2017+	163	2	0.00	81.834077	9.47 ‡	0.45	81.855404	9.50	‡	0.35
JNL/Boston Partners Global Long Short Equity Fund - Class A
12/31/2019	39,688	3,871	0.00	9.712916	1.10 ‡	2.15	10.884371	4.84		0.00
12/31/2018	34,144	3,438	0.00	9.609302	(8.89)‡	1.80	10.381855	(9.51)		0.00
12/31/2017	36,505	3,289	0.00	11.011255	6.35	1.25	11.473191	7.16	‡	0.00
12/31/2016	32,091	3,084	0.00	10.353717	0.69	1.25	10.448999	1.10		0.85
12/31/2015	28,295	2,744	0.00	10.282457	4.67	1.25	10.335760	5.09		0.85
JNL/Boston Partners Global Long Short Equity Fund - Class I
12/31/2019	455	43	0.00	10.476093	4.65	0.45	10.499897	4.76		0.35
12/31/2018	243	24	0.00	10.010504	(9.63)	0.45	10.023220	(9.54)		0.35
12/31/2017+	4	0	0.00	11.077298	3.82 ‡	0.45	11.080267	3.85	‡	0.35
JNL/Causeway International Value Select Fund - Class A
12/31/2019	463,206	29,491	2.89	9.009448	14.41	3.91	21.161144	18.97		0.00
12/31/2018	417,372	31,252	1.59	7.874573	(20.69)	3.91	17.786332	(17.51)		0.00
12/31/2017	499,529	30,538	1.08	9.928957	23.55	3.91	21.561951	23.61	‡	0.00
12/31/2016	422,224	32,999	1.19	8.036131	(3.82)	3.91	15.864112	(0.15	)‡	0.30
12/31/2015	437,975	33,824	3.25	8.355132	(7.25)	3.91	14.041604	(4.51)		1.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/BlackRock Global Natural Resources Fund - Class I - August 13, 2018; JNL/BlackRock Large Cap Select Growth Fund - Class I - September 25, 2017; JNL/Boston Partners Global Long Short Equity Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Causeway International Value Select Fund - Class I
12/31/2019	2,138	99	3.45	21.946091	18.76		0.45	21.995888	18.88		0.35
12/31/2018	1,416	77	3.03	18.479294	(17.63)		0.45	18.502707	(17.55)		0.35
12/31/2017+	176	8	0.00	22.435106	6.08	‡	0.45	22.440956	6.11	‡	0.35
JNL/ClearBridge Large Cap Growth Fund - Class A
12/31/2019	286,978	20,684	0.00	13.306031	27.70		3.05	14.258624	31.66		0.00
12/31/2018	112,483	10,560	0.00	10.419656	(2.58	)‡	3.05	10.829992	(0.18)		0.00
12/31/2017+	22,064	2,041	0.00	10.781165	3.37	‡	2.45	10.849989	8.50	‡	0.00
JNL/ClearBridge Large Cap Growth Fund - Class I
12/31/2019	8,308	585	0.00	14.194528	31.33		0.45	14.226744	31.46		0.35
12/31/2018	2,427	225	0.00	10.808258	(0.27)		0.45	10.821961	(0.17)		0.35
12/31/2017+	24	2	0.00	10.837300	8.37	‡	0.45	10.840126	8.40	‡	0.35
JNL/Crescent High Income Fund - Class A
12/31/2019	127,011	11,171	0.00	10.654667	2.98	‡	3.05	11.922097	10.20		0.00
12/31/2018	81,391	7,795	5.00	10.089035	(4.92	)‡	2.60	10.818605	(2.09)		0.00
12/31/2017	61,418	5,685	2.55	10.611053	2.26		2.40	11.049552	4.04	‡	0.00
12/31/2016+	25,679	2,456	0.00	10.376368	4.93	‡	2.40	10.528510	2.54	‡	0.30
JNL/Crescent High Income Fund - Class I
12/31/2019	1,453	127	0.00	11.605222	10.00		0.45	11.631552	10.11		0.35
12/31/2018	981	93	10.35	10.550360	(2.20)		0.45	10.563724	(2.10)		0.35
12/31/2017+	85	8	0.00	10.787354	0.16	‡	0.45	10.790169	0.19	‡	0.35
JNL/DFA Growth Allocation Fund - Class A
12/31/2019	200,027	17,175	1.34	11.307603	18.58	‡	2.40	12.059397	21.46		0.00
12/31/2018	148,559	15,299	0.00	9.525207	(15.51	)‡	2.46	9.929003	(10.24	)‡	0.00
12/31/2017+	77,932	7,077	5.69	10.932158	5.46	‡	2.40	11.089521	8.80	‡	0.30
JNL/DFA Growth Allocation Fund - Class I
12/31/2019	4,874	401	1.74	12.141434	21.30		0.45	12.168872	21.42		0.35
12/31/2018	2,700	270	0.00	10.009401	(10.78)		0.45	10.021998	(10.69)		0.35
12/31/2017+	76	7	17.33	11.218401	5.14	‡	0.45	11.221235	5.17	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Causeway International Value Select Fund - Class I - September 25, 2017; JNL/ClearBridge Large Cap Growth Fund - Class A - September 25, 2017; JNL/ClearBridge Large Cap Growth Fund - Class I - September 25, 2017; JNL/Crescent High Income Fund - Class A - April 25, 2016; JNL/Crescent High Income Fund - Class I - September 25, 2017; JNL/DFA Growth Allocation Fund - Class A - April 24, 2017; JNL/DFA Growth Allocation Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/DFA International Core Equity Fund - Class A
12/31/2019+	8,695	809	0.00	10.716154	6.53	‡	1.85	10.819999	8.20	‡	0.00
JNL/DFA International Core Equity Fund - Class I
12/31/2019+	232	21	0.00	10.814660	8.15	‡	0.45	10.820274	8.20	‡	0.35
JNL/DFA Moderate Growth Allocation Fund - Class A
12/31/2019	157,129	13,703	1.57	11.132859	15.59	‡	2.40	11.873067	18.40		0.00
12/31/2018	114,807	11,699	0.00	9.598571	(12.47	)‡	2.60	10.028314	(7.93)		0.00
12/31/2017+	58,769	5,443	4.75	10.715236	3.33	‡	2.40	10.891709	5.16	‡	0.00
JNL/DFA Moderate Growth Allocation Fund - Class I
12/31/2019	5,555	470	1.82	11.951012	18.23		0.45	11.978540	18.35		0.35
12/31/2018	3,759	373	0.00	10.108204	(7.96)		0.45	10.121364	(7.87)		0.35
12/31/2017+	174	16	8.10	10.982874	4.00	‡	0.45	10.986113	4.04	‡	0.35
JNL/DFA U.S. Core Equity Fund - Class A
12/31/2019	1,167,572	28,782	0.00	25.017909	25.21		3.40	55.237493	29.55		0.00
12/31/2018	910,823	28,744	0.92	19.980001	(10.85)		3.40	42.639585	(7.75)		0.00
12/31/2017	1,058,067	30,538	0.90	22.412758	16.22		3.40	46.223742	18.81	‡	0.00
12/31/2016	827,642	28,485	1.05	19.285120	10.22		3.40	36.181661	5.79	‡	0.30
12/31/2015	613,326	23,833	0.87	17.497555	(5.37)		3.40	28.618212	(2.93)		0.85
JNL/DFA U.S. Core Equity Fund - Class I
12/31/2019	8,425	148	0.00	57.510509	29.41		0.45	57.640981	29.54		0.35
12/31/2018	3,683	83	1.80	44.440993	(7.87)		0.45	44.497293	(7.78)		0.35
12/31/2017+	126	3	0.00	48.239718	8.23	‡	0.45	48.252304	8.26	‡	0.35
JNL/DFA U.S. Small Cap Fund - Class A
12/31/2019	142,660	7,541	0.51	16.810219	18.02		2.80	20.627519	21.36		0.00
12/31/2018	73,219	4,616	0.39	14.243568	(22.49	)‡	2.80	16.996939	(13.68)		0.00
12/31/2017	63,093	3,381	0.20	18.427475	8.79		1.25	19.690147	12.47	‡	0.00
12/31/2016	53,987	3,156	0.17	16.938705	25.18		1.25	17.232586	25.68		0.85
12/31/2015	36,079	2,648	0.00	13.531640	(6.02)		1.25	13.711595	(5.64)		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/DFA International Core Equity Fund - Class A - June 24, 2019; JNL/DFA International Core Equity Fund - Class I - June 24, 2019; JNL/DFA Moderate Growth Allocation Fund - Class A - April 24, 2017; JNL/DFA Moderate Growth Allocation Fund - Class I - September 25, 2017; JNL/DFA U.S. Core Equity Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/DFA U.S. Small Cap Fund - Class I
12/31/2019	4,925	412	1.20	10.794735	21.26		0.45	10.819226	21.38		0.35
12/31/2018	1,940	207	1.10	8.902487	(13.76)		0.45	8.913764	(13.67)		0.35
12/31/2017+	54	5	0.00	10.322832	6.42	‡	0.45	10.325522	6.45	‡	0.35
JNL/DoubleLine Core Fixed Income Fund - Class A
12/31/2019	2,591,296	117,922	2.66	12.585315	3.68		3.91	29.560896	7.81		0.00
12/31/2018	2,581,224	125,685	0.99	12.138892	(4.28)		3.91	27.418873	(0.45)		0.00
12/31/2017	2,960,292	142,287	0.34	12.682311	1.36		3.91	27.541909	4.97	‡	0.00
12/31/2016	2,956,842	148,501	0.39	12.511980	(1.20)		3.91	24.700487	(2.23	)‡	0.30
12/31/2015	3,046,392	155,693	2.89	12.664524	(3.45)		3.91	21.859740	(0.44)		0.85
JNL/DoubleLine Core Fixed Income Fund - Class I
12/31/2019	13,754	464	4.10	30.645925	7.75		0.45	30.715423	7.85		0.35
12/31/2018	3,757	135	1.85	28.442890	(0.62)		0.45	28.478913	(0.52)		0.35
12/31/2017+	175	6	0.00	28.619365	(0.05	)‡	0.45	28.626817	(0.02	)‡	0.35
JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A
12/31/2019	45,279	3,901	0.00	10.986884	1.30	‡	2.80	12.185006	11.38		0.00
12/31/2018	12,567	1,183	0.00	10.451636	(0.57	)‡	1.70	10.939749	(2.81)		0.00
12/31/2017	11,019	996	0.76	11.021355	5.97		1.25	11.255482	6.59	‡	0.00
12/31/2016+	3,342	321	0.00	10.400647	4.02	‡	1.25	10.429456	(0.46	)‡	0.85
JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I
12/31/2019	1,628	136	0.00	11.994598	11.17		0.45	12.021794	11.28		0.35
12/31/2018	837	78	3.09	10.789105	(2.95)		0.45	10.802760	(2.85)		0.35
12/31/2017+	78	7	0.00	11.116973	(0.30	)‡	0.45	11.119857	(0.27	)‡	0.35
JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A
12/31/2019	1,411,536	73,675	0.00	17.794401	2.79	‡	3.05	20.263668	33.66		0.00
12/31/2018	802,439	55,237	0.87	13.836417	(7.16)		2.80	15.161134	(4.51)		0.00
12/31/2017	640,519	41,550	0.00	14.903122	8.26	‡	2.80	15.877030	18.56	‡	0.00
12/31/2016	82,510	6,398	1.12	12.863325	17.42		1.25	12.928054	17.89		0.85
12/31/2015+	16,147	1,473	0.00	10.954677	9.55	‡	1.25	10.965974	1.96	‡	0.85
JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I
12/31/2019	14,825	773	0.00	19.028085	33.48		0.45	19.071215	33.62		0.35
12/31/2018	5,363	374	1.60	14.255215	(4.66)		0.45	14.273249	(4.57)		0.35
12/31/2017+	353	24	0.00	14.952499	6.35	‡	0.45	14.956371	6.38	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/DFA U.S. Small Cap Fund - Class I - September 25, 2017; JNL/DoubleLine Core Fixed Income Fund - Class I - September 25, 2017; JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A - April 25, 2016; JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I - September 25, 2017; JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A - September 28, 2015; JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/DoubleLine Total Return Fund - Class A
12/31/2019	1,012,628	88,653	0.00	9.672524	1.57		3.90	12.365122	5.62		0.00
12/31/2018	861,074	78,694	3.36	9.522893	1.41	‡	3.90	11.706816	1.80		0.00
12/31/2017	788,991	72,484	2.75	10.198417	1.21		2.80	11.499456	4.06	‡	0.00
12/31/2016	707,919	66,862	1.78	10.076469	(0.78)		2.80	10.960333	(1.88	)‡	0.25
12/31/2015	364,627	34,644	2.95	10.155898	(0.16	)‡	2.80	10.619879	0.83		0.85
JNL/DoubleLine Total Return Fund - Class I
12/31/2019	11,643	994	0.00	11.624606	5.53		0.45	11.650971	5.63		0.35
12/31/2018	4,648	417	4.67	11.015679	1.65		0.45	11.029631	1.75		0.35
12/31/2017+	173	16	0.00	10.837304	(0.02	)‡	0.45	10.840120	0.00	‡	0.35
JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class A
12/31/2019	48,753	4,341	1.76	10.009749	11.49		2.80	12.066060	14.64		0.00
12/31/2018	42,761	4,317	0.00	8.978306	(3.87	)‡	2.80	10.525416	(7.54)		0.00
12/31/2017	42,559	3,923	3.88	10.738695	3.84		1.25	11.384156	5.26	‡	0.00
12/31/2016	35,923	3,447	4.84	10.341089	5.14		1.25	10.494170	5.56		0.85
12/31/2015	34,211	3,460	8.24	9.835862	0.74		1.25	9.941723	1.15		0.85
JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I
12/31/2019	1,129	105	2.05	10.361259	14.38		0.45	10.384692	14.50		0.35
12/31/2018	830	88	0.00	9.058320	(7.74)		0.45	9.069741	(7.65)		0.35
12/31/2017+	20	2	0.00	9.818560	2.06	‡	0.45	9.821053	2.09	‡	0.35
JNL/FAMCO Flex Core Covered Call Fund - Class A
12/31/2019	144,044	9,874	0.00	13.086836	18.49		2.60	16.072742	21.61		0.00
12/31/2018	129,489	10,593	1.15	11.044643	(14.24	)‡	2.60	13.216467	(10.28)		0.00
12/31/2017	136,141	9,843	1.77	12.790567	3.38	‡	2.40	14.731448	10.20	‡	0.00
12/31/2016	116,058	9,255	2.77	12.414564	6.75		1.25	12.659907	7.18		0.85
12/31/2015	120,656	10,296	1.85	11.629602	(4.41)		1.25	11.812217	(4.03)		0.85
JNL/FAMCO Flex Core Covered Call Fund - Class I
12/31/2019	931	67	0.00	13.602925	21.42		0.45	13.633494	21.54		0.35
12/31/2018	603	53	2.29	11.203412	(10.41)		0.45	11.217359	(10.32)		0.35
12/31/2017+	8	1	0.00	12.505590	4.39	‡	0.45	12.508599	4.41	‡	0.35
JNL/Fidelity Institutional Asset Management Total Bond Fund - Class A
12/31/2019	832,361	30,187	1.76	14.767075	5.04		3.91	35.947446	8.90		0.30
12/31/2018	803,003	31,560	2.54	14.058751	(5.38)		3.91	33.009608	(1.89)		0.30
12/31/2017	892,472	34,177	2.01	14.858758	(0.92)		3.91	33.644288	2.72		0.30
12/31/2016	922,949	36,054	2.51	14.996373	(1.81)		3.91	32.754982	(2.60	)‡	0.30
12/31/2015	883,013	34,958	2.12	15.272623	(3.46)		3.91	27.846620	(0.61)		1.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/DoubleLine Total Return Fund - Class I - September 25, 2017; JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I - September 25, 2017; JNL/FAMCO Flex Core Covered Call Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I
12/31/2019	3,978	100	2.70	40.349576	9.07		0.45	40.441016	9.18	0.35
12/31/2018	1,441	39	4.53	36.994947	(1.74)		0.45	37.041736	(1.64)	0.35
12/31/2017+	80	2	0.00	37.649126	(0.37	)‡	0.45	37.658911	(0.34)‡	0.35
JNL/First State Global Infrastructure Fund - Class A
12/31/2019	714,401	40,642	0.00	14.244384	22.06		3.90	19.503643	26.92	0.00
12/31/2018	665,849	47,534	2.99	11.669553	(4.37	)‡	3.90	15.367130	(6.40)	0.00
12/31/2017	883,807	58,353	1.85	13.614739	6.56		3.10	16.417485	8.64 ‡	0.00
12/31/2016	764,545	54,782	2.61	12.776127	9.16		3.10	14.713768	(4.83)‡	0.30
12/31/2015	618,494	49,245	1.62	11.703901	(21.03)		3.10	12.818948	(19.24)	0.85
JNL/First State Global Infrastructure Fund - Class I
12/31/2019	1,867	95	0.00	19.655704	26.67		0.45	19.699861	26.80	0.35
12/31/2018	882	57	5.25	15.516917	(6.52)		0.45	15.536225	(6.43)	0.35
12/31/2017+	77	5	0.00	16.599059	(1.17	)‡	0.45	16.603017	(1.15)‡	0.35
JNL/FPA + DoubleLine Flexible Allocation Fund - Class A
12/31/2019	1,465,983	99,363	0.00	11.723156	16.69		3.61	16.977387	20.98	0.00
12/31/2018	1,430,984	115,916	1.43	10.046308	(12.06)		3.61	14.033127	(8.81)	0.00
12/31/2017	1,857,573	135,547	0.93	11.424695	7.13		3.61	15.389626	10.11 ‡	0.00
12/31/2016	1,921,675	153,777	1.06	10.664210	0.00		3.61	13.559536	3.41 ‡	0.30
12/31/2015	2,259,091	184,904	0.67	10.663776	(12.37)		3.61	12.674122	(9.92)	0.85
JNL/FPA + DoubleLine Flexible Allocation Fund - Class I
12/31/2019	1,138	66	0.00	17.179640	20.79		0.45	17.218238	20.91	0.35
12/31/2018	598	42	3.18	14.222339	(9.00)		0.45	14.240047	(8.90)	0.35
12/31/2017+	3	0	0.00	15.628116	3.70	‡	0.45	15.631876	3.73 ‡	0.35
JNL/Franklin Templeton Global Fund - Class A
12/31/2019	410,747	33,902	0.00	6.239095	6.78	‡	6.50	13.940231	14.17	0.30
12/31/2018	402,291	37,558	1.85	6.792840	(16.51	)‡	5.20	12.209725	(15.06)	0.30
12/31/2017	517,991	40,703	1.68	9.691546	5.50	‡	3.90	14.375271	17.21	0.30
12/31/2016	437,911	39,965	2.07	8.821320	6.67		3.61	12.264106	4.22 ‡	0.30
12/31/2015	428,990	42,763	2.19	8.269499	(9.75)		3.61	10.447024	(7.36)	1.00
JNL/Franklin Templeton Global Fund - Class I
12/31/2019	1,352	93	0.00	14.759124	14.38		0.45	14.792604	14.50	0.35
12/31/2018	477	37	3.92	12.903328	(14.96)		0.45	12.919680	(14.87)	0.35
12/31/2017+	25	2	0.00	15.173137	3.48	‡	0.45	15.177086	3.51 ‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I - September 25, 2017; JNL/First State Global Infrastructure Fund - Class I - September 25, 2017; JNL/FPA + DoubleLine Flexible Allocation Fund - Class I - September 25, 2017; JNL/Franklin Templeton Global Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Franklin Templeton Global Multisector Bond Fund - Class A
12/31/2019	579,355	50,196	9.19	9.853594	(2.28)	3.26	12.812706	0.95		0.00
12/31/2018	619,825	53,645	0.00	10.083921	(2.50)	3.26	12.691622	0.75		0.00
12/31/2017	681,734	58,728	0.00	10.342841	0.26	3.26	12.597693	4.38	‡	0.00
12/31/2016	628,660	55,418	0.03	10.316192	0.49	3.26	11.980707	7.04	‡	0.30
12/31/2015	681,887	61,594	8.25	10.265379	0.68 ‡	3.26	11.319363	(4.96)		0.85
JNL/Franklin Templeton Global Multisector Bond Fund - Class I
12/31/2019	2,787	216	12.13	12.917240	0.84	0.45	12.737921	(1.87	)‡	0.30
12/31/2018	1,173	92	0.00	12.809889	0.56	0.45	12.826079	0.66		0.35
12/31/2017+	41	3	0.00	12.738250	(1.48)‡	0.45	12.741522	(1.46	)‡	0.35
JNL/Franklin Templeton Growth Allocation Fund - Class A
12/31/2019	1,137,251	79,826	0.00	10.699534	13.53	3.61	16.537429	17.42		0.25
12/31/2018	1,102,525	89,939	0.00	9.424094	(12.68)	3.61	14.084388	(9.68)		0.25
12/31/2017	1,390,847	101,475	0.00	10.792200	7.81	3.61	15.593210	1.26	‡	0.25
12/31/2016	1,368,550	110,196	0.00	10.010590	9.42	3.61	13.918624	4.69	‡	0.30
12/31/2015	1,341,037	120,927	1.56	9.148869	(9.51)	3.61	11.558849	(7.12)		1.00
JNL/Franklin Templeton Growth Allocation Fund - Class I
12/31/2019	1,436	91	0.00	14.838461	17.50	0.45	14.871578	17.62		0.35
12/31/2018	1,031	76	0.00	12.628307	(9.56)	0.45	12.643849	(9.48)		0.35
12/31/2017+	5	0	0.00	13.963727	2.45 ‡	0.45	13.967268	2.47	‡	0.35
JNL/Franklin Templeton Income Fund - Class A
12/31/2019	1,723,947	100,914	0.00	12.306051	11.82	3.75	20.550557	16.09		0.00
12/31/2018	1,607,800	107,924	4.34	11.005706	(7.85)‡	3.75	17.702638	(4.31)		0.00
12/31/2017	1,887,729	119,869	3.77	12.213496	6.10	3.56	18.499963	9.06	‡	0.00
12/31/2016	1,826,310	125,988	4.69	11.511714	10.14	3.56	16.299842	3.83	‡	0.30
12/31/2015	1,673,567	130,230	3.96	10.452215	(10.60)	3.56	13.582757	(8.15)		0.85
JNL/Franklin Templeton Income Fund - Class I
12/31/2019	3,182	153	0.00	20.949672	15.83	0.45	20.997095	15.94		0.35
12/31/2018	1,211	67	7.33	18.087254	(4.38)	0.45	18.110077	(4.29)		0.35
12/31/2017+	79	4	0.00	18.916259	1.75 ‡	0.45	18.921115	1.77	‡	0.35
JNL/Franklin Templeton International Small Cap Fund - Class A
12/31/2019	555,347	46,343	0.59	8.799155	13.87	3.90	14.097248	18.39		0.00
12/31/2018	516,457	50,342	2.30	7.727602	(9.67)‡	3.90	11.906986	(19.78)		0.00
12/31/2017	697,553	53,909	1.09	10.318035	27.61	3.61	14.842991	29.06	‡	0.00
12/31/2016	467,003	47,179	1.47	8.085778	(4.67)	3.61	10.919609	(2.41	)‡	0.30
12/31/2015	541,130	53,458	0.93	8.481567	0.13	3.61	10.599741	2.93		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Franklin Templeton Global Multisector Bond Fund - Class I - September 25, 2017; JNL/Franklin Templeton Growth Allocation Fund - Class I - September 25, 2017; JNL/Franklin Templeton Income Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL/Franklin Templeton International Small Cap Fund - Class I
12/31/2019	2,244	157	1.13	14.353108	18.32		0.45	14.385663	18.44	0.35
12/31/2018	1,136	94	3.69	12.130902	(19.91)		0.45	12.146266	(19.83)	0.35
12/31/2017+	158	10	0.00	15.147459	4.37	‡	0.45	15.151402	4.40 ‡	0.35
JNL/Franklin Templeton Mutual Shares Fund - Class A
12/31/2019	586,357	38,523	0.00	7.844922	6.59	‡	6.50	17.528500	22.60	0.30
12/31/2018	531,898	42,476	1.15	7.953774	(11.61	)‡	5.20	14.297079	(9.30)	0.30
12/31/2017	653,799	46,910	2.97	10.622915	0.62	‡	3.90	15.762915	7.79	0.30
12/31/2016	635,711	48,701	2.46	11.016958	12.11		3.15	14.624255	6.09 ‡	0.30
12/31/2015	582,264	50,956	3.33	9.827094	(7.62)		3.15	11.908337	(5.61)	1.00
JNL/Franklin Templeton Mutual Shares Fund - Class I
12/31/2019	1,391	77	0.00	18.563506	22.88		0.45	18.605575	23.00	0.35
12/31/2018	360	24	2.61	15.107360	(9.18)		0.45	15.126481	(9.08)	0.35
12/31/2017+	23	1	0.00	16.633509	2.31	‡	0.45	16.637850	2.34 ‡	0.35
JNL/Goldman Sachs Emerging Markets Debt Fund - Class A
12/31/2019	111,859	8,161	0.00	10.517904	9.12		3.61	15.780500	13.14	0.00
12/31/2018	116,819	9,544	0.22	9.638925	(11.72)		3.61	13.947878	(8.46)	0.00
12/31/2017	147,282	10,905	0.00	10.918944	11.03		3.61	15.236848	13.96 ‡	0.00
12/31/2016	139,239	11,753	0.00	9.834246	5.19		3.61	12.343015	8.13	0.85
12/31/2015	145,686	13,269	0.00	9.348592	(15.44)		3.61	11.414898	(13.07)	0.85
JNL/GQG Emerging Markets Equity Fund - Class A
12/31/2019	77,123	7,341	0.65	10.159250	17.74		2.80	10.825815	21.09	0.00
12/31/2018	17,663	2,007	0.00	8.628735	(6.64	)‡	2.80	8.940022	(14.94)	0.00
12/31/2017+	3,024	288	0.00	10.475863	5.40	‡	1.25	10.509988	5.10 ‡	0.00
JNL/GQG Emerging Markets Equity Fund - Class I
12/31/2019	3,198	296	0.56	10.788934	20.83		0.45	10.813376	20.95	0.35
12/31/2018	1,710	192	0.00	8.928992	(15.02)		0.45	8.940297	(14.94)	0.35
12/31/2017+	134	13	0.00	10.507680	5.08	‡	0.45	10.510419	5.10 ‡	0.35
JNL/Harris Oakmark Global Equity Fund - Class A
12/31/2019	427,770	36,840	1.52	10.846779	24.24		2.70	12.308644	27.64	0.00
12/31/2018	384,351	41,708	0.66	8.730497	(19.57	)‡	2.70	9.643134	(21.22)	0.00
12/31/2017	539,690	45,568	0.05	11.417604	1.40	‡	2.60	12.240495	18.42 ‡	0.00
12/31/2016	14,779	1,509	1.05	9.756657	11.06		1.25	9.822328	11.50	0.85
12/31/2015+	7,834	890	0.00	8.785068	(11.43	)‡	1.25	8.808981	(11.53)‡	0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Franklin Templeton International Small Cap Fund - Class I - September 25, 2017; JNL/Franklin Templeton Mutual Shares Fund - Class I - September 25, 2017; JNL/GQG Emerging Markets Equity Fund - Class A - September 25, 2017; JNL/GQG Emerging Markets Equity Fund - Class I - September 25, 2017; JNL/Harris Oakmark Global Equity Fund - Class A - April 27, 2015.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Harris Oakmark Global Equity Fund - Class I
12/31/2019	3,511	295	2.17	11.835189	27.35		0.45	11.862039	27.48		0.35
12/31/2018	1,885	202	1.54	9.293179	(21.33)		0.45	9.304950	(21.25)		0.35
12/31/2017+	8	1	0.00	11.812506	0.19	‡	0.45	11.815591	0.22	‡	0.35
JNL/Heitman U.S. Focused Real Estate Fund - Class A
12/31/2019	30,838	2,673	1.45	11.330928	1.72	‡	2.70	11.762272	25.26		0.00
12/31/2018+	2,995	321	0.00	9.304126	(6.54	)‡	2.40	9.390005	(6.10	)‡	0.00
JNL/Heitman U.S. Focused Real Estate Fund - Class I
12/31/2019	641	55	1.24	11.739713	25.11		0.45	11.755961	25.23		0.35
12/31/2018+	31	3	0.00	9.383786	(6.16	)‡	0.45	9.387386	(6.13	)‡	0.35
JNL/Invesco China-India Fund - Class A
12/31/2019	500,272	50,720	0.21	7.514767	10.85		3.61	11.622998	14.92		0.00
12/31/2018	475,542	54,694	0.37	6.779422	(20.07)		3.61	10.113870	(17.12)		0.00
12/31/2017	690,650	65,100	0.31	8.481743	46.94		3.61	12.202373	45.78	‡	0.00
12/31/2016	372,287	52,908	1.02	5.772361	(6.82)		3.61	7.796094	(9.58	)‡	0.30
12/31/2015	334,513	45,373	0.90	6.194560	(8.40)		3.61	7.742146	(5.84)		0.85
JNL/Invesco China-India Fund - Class I
12/31/2019	1,251	111	0.68	11.301786	14.67		0.45	11.439213	14.78		0.35
12/31/2018+	291	29	2.30	9.856116	(7.89	)‡	0.45	9.965984	(13.42	)‡	0.35
JNL/Invesco Diversified Dividend Fund - Class A
12/31/2019	97,998	8,508	2.54	11.223669	20.85		2.45	11.864344	23.84		0.00
12/31/2018	47,607	5,053	0.63	9.287455	(9.52)		2.45	9.579995	(7.26)		0.00
12/31/2017+	9,513	924	0.00	10.264333	2.09	‡	2.45	10.330015	3.30	‡	0.00
JNL/Invesco Diversified Dividend Fund - Class I
12/31/2019	2,328	199	2.52	11.835473	23.72		0.45	11.862339	23.85		0.35
12/31/2018	903	94	0.77	9.566153	(7.38)		0.45	9.578282	(7.28)		0.35
12/31/2017+	49	5	0.00	10.327876	3.28	‡	0.45	10.330581	3.31	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Harris Oakmark Global Equity Fund - Class I - September 25, 2017; JNL/Heitman U.S. Focused Real Estate Fund - Class A - August 13, 2018; JNL/Heitman U.S. Focused Real Estate Fund - Class I - August 13, 2018; JNL/Invesco China-India Fund - Class I - August 13, 2018; JNL/Invesco Diversified Dividend Fund - Class A - September 25, 2017; JNL/Invesco Diversified Dividend Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Invesco Global Real Estate Fund - Class A
12/31/2019	1,111,643	54,791	0.00	13.922679	17.83	3.90	24.677093	22.52		0.00
12/31/2018	1,052,660	62,917	3.78	11.815742	(2.67)‡	3.90	20.140860	(6.38)		0.00
12/31/2017	1,288,855	71,293	3.12	13.449300	6.19	3.71	21.512751	9.50	‡	0.00
12/31/2016	1,290,375	77,783	2.00	12.665461	(1.30)	3.71	18.853139	(5.67	)‡	0.30
12/31/2015	1,307,859	79,885	2.72	12.831849	(4.57)	3.71	17.408372	(1.80)		0.85
JNL/Invesco Global Real Estate Fund - Class I
12/31/2019	2,437	102	0.00	23.849631	22.40	0.45	24.202180	22.52		0.35
12/31/2018+	257	13	12.65	19.485472	(5.45)‡	0.45	19.753790	(5.07	)‡	0.35
JNL/Invesco International Growth Fund - Class A
12/31/2019	855,463	34,100	1.70	13.293411	23.23	3.91	34.839332	28.15		0.00
12/31/2018	766,542	38,718	1.93	10.787482	(18.35)	3.91	27.187070	(15.08)		0.00
12/31/2017	994,137	42,213	1.46	13.212292	18.49	3.91	32.014432	20.51	‡	0.00
12/31/2016	795,886	41,277	1.76	11.151012	(4.97)	3.91	24.357016	(4.17	)‡	0.30
12/31/2015	748,807	38,013	1.87	11.734460	(5.78)	3.91	22.067720	(2.86)		0.85
JNL/Invesco International Growth Fund - Class I
12/31/2019	2,825	78	2.06	37.011704	27.94	0.45	37.095673	28.07		0.35
12/31/2018	1,777	62	2.87	28.928283	(15.23)	0.45	28.964931	(15.14)		0.35
12/31/2017+	152	4	0.00	34.123717	3.94 ‡	0.45	34.132612	3.96	‡	0.35
JNL/Invesco Small Cap Growth Fund - Class A
12/31/2019	1,660,791	44,177	0.00	13.907899	16.23	6.80	47.897107	24.41		0.00
12/31/2018	1,451,599	47,478	0.00	11.965942	(16.58)‡	6.80	38.499903	(9.11)		0.00
12/31/2017	1,554,187	45,710	0.00	18.561261	13.92 ‡	5.10	42.360550	23.28	‡	0.00
12/31/2016	1,132,274	41,280	0.00	19.901334	7.67	3.51	32.392832	3.16	‡	0.30
12/31/2015	935,307	37,628	0.00	18.483324	(5.18)	3.51	26.947917	(2.63)		0.85
JNL/Invesco Small Cap Growth Fund - Class I
12/31/2019	8,209	170	0.00	49.283835	24.26	0.45	49.395541	24.39		0.35
12/31/2018	6,432	163	0.00	39.661452	(9.28)	0.45	39.711610	(9.19)		0.35
12/31/2017+	161	4	0.00	43.718423	8.50 ‡	0.45	43.729731	8.53	‡	0.35
JNL/JPMorgan Global Allocation Fund - Class A
12/31/2019+	33,779	2,745	0.00	11.776556	4.76 ‡	1.85	13.081368	17.78	‡	0.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Invesco Global Real Estate Fund - Class I - August 13, 2018; JNL/Invesco International Growth Fund - Class I - September 25, 2017; JNL/Invesco Small Cap Growth Fund - Class I - September 25, 2017; JNL/JPMorgan Global Allocation Fund - Class A - June 24, 2019.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/JPMorgan Global Allocation Fund - Class I
12/31/2019+	21	2	0.00	13.042651	5.53 ‡	0.45	13.072151	5.58	‡	0.35
JNL/JPMorgan Hedged Equity Fund - Class A
12/31/2019	74,525	6,987	0.00	10.518873	7.16 ‡	2.25	10.851600	13.00		0.00
12/31/2018+	18,950	1,983	0.74	9.525827	(1.66)‡	2.10	9.603562	(3.96	)‡	0.00
JNL/JPMorgan Hedged Equity Fund - Class I
12/31/2019	3,568	330	0.00	10.818847	12.80	0.45	10.841322	7.79	‡	0.30
12/31/2018+	779	81	0.52	9.590949	(4.09)‡	0.45	9.594629	(4.05	)‡	0.35
JNL/JPMorgan MidCap Growth Fund - Class A
12/31/2019	1,982,073	29,115	0.00	38.942706	34.96	3.61	94.775677	39.92		0.00
12/31/2018	1,331,467	27,148	0.00	28.855520	(8.38)	3.61	67.737631	(5.00)		0.00
12/31/2017	1,382,978	26,613	0.00	31.495533	24.83	3.61	71.299298	26.00	‡	0.00
12/31/2016	915,469	22,632	0.00	25.231671	(3.04)	3.61	51.644254	(0.24	)‡	0.30
12/31/2015	1,069,598	26,422	0.00	26.022254	(0.64)	3.61	45.994689	2.14		0.85
JNL/JPMorgan MidCap Growth Fund - Class I
12/31/2019	14,394	149	0.00	97.926713	39.71	0.45	98.148836	39.85		0.35
12/31/2018	6,258	90	0.00	70.092077	(5.16)	0.45	70.180842	(5.07)		0.35
12/31/2017+	156	2	0.00	73.907952	7.49 ‡	0.45	73.927159	7.51	‡	0.35
JNL/JPMorgan U.S. Government & Quality Bond Fund - Class A
12/31/2019	902,107	40,554	0.00	12.205920	2.54	3.75	30.747501	6.46		0.00
12/31/2018	780,044	37,135	3.06	11.903127	(3.27)	3.75	28.882638	0.45		0.00
12/31/2017	782,289	37,140	2.57	12.305260	(1.26)	3.75	28.753429	2.43	‡	0.00
12/31/2016	901,339	43,536	1.89	12.461732	(2.28)	3.75	26.291282	(2.99	)‡	0.30
12/31/2015	761,725	37,238	2.33	12.752198	(3.24)	3.75	23.200168	(0.39)		0.85
JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I
12/31/2019	9,005	289	0.00	32.014692	6.33	0.45	32.087321	6.44		0.35
12/31/2018	4,568	156	5.44	30.108290	0.31	0.45	30.146431	0.41		0.35
12/31/2017+	—	—	0.00	30.014664	(0.26)‡	0.45	30.022480	(0.24	)‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/JPMorgan Global Allocation Fund - Class I - June 24, 2019; JNL/JPMorgan Hedged Equity Fund - Class A - August 13, 2018; JNL/JPMorgan Hedged Equity Fund - Class I - August 13, 2018; JNL/JPMorgan MidCap Growth Fund - Class I - September 25, 2017; JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Lazard Emerging Markets Fund - Class A
12/31/2019	392,405	27,345	2.02	10.455649	13.67	3.61	17.126720	17.85		0.00
12/31/2018	339,583	27,486	1.54	9.198373	(21.26)	3.61	14.532257	(18.35)		0.00
12/31/2017	446,071	29,158	1.26	11.681697	24.05	3.61	17.797685	25.27	‡	0.00
12/31/2016	385,021	32,100	2.23	9.416799	15.06	3.61	12.639723	18.27		0.85
12/31/2015	361,719	35,630	2.97	8.184092	(21.57)	3.61	10.686859	(19.38)		0.85
JNL/Lazard Emerging Markets Fund - Class I
12/31/2019	5,455	314	2.74	17.451550	17.64	0.45	16.921652	10.06	‡	0.30
12/31/2018	2,701	183	3.19	14.834349	(18.50)	0.45	14.853113	(18.42)		0.35
12/31/2017+	118	6	0.00	18.202545	6.25 ‡	0.45	18.207279	6.28	‡	0.35
JNL/Lazard International Strategic Equity Fund - Class A
12/31/2019	78,110	5,295	0.22	13.692027	19.20	2.25	15.911339	21.92		0.00
12/31/2018	56,687	4,617	0.20	11.486299	(5.32)‡	2.25	13.051132	(10.19)		0.00
12/31/2017	53,601	3,862	2.24	13.706686	26.70	1.25	14.531353	25.91	‡	0.00
12/31/2016	41,512	3,802	1.24	10.818386	(6.30)	1.25	10.979083	(5.93)		0.85
12/31/2015	43,939	3,781	1.05	11.546103	3.11	1.25	11.670957	3.53		0.85
JNL/Lazard International Strategic Equity Fund - Class I
12/31/2019	1,717	118	0.59	14.520431	21.69	0.45	14.553363	21.81		0.35
12/31/2018	625	52	0.56	11.932190	(10.25)	0.45	11.947296	(10.16)		0.35
12/31/2017+	48	4	0.00	13.294419	7.30 ‡	0.45	13.297879	7.33	‡	0.35
JNL/Loomis Sayles Global Growth Fund - Class A
12/31/2019	3,473	304	0.24	11.360121	29.13	1.25	11.558297	30.75		0.00
12/31/2018+	364	41	0.00	8.797715	(12.66)‡	1.25	8.840000	(11.60	)‡	0.00
JNL/Mellon Bond Index Fund - Class A
12/31/2019	855,249	55,795	2.33	9.606647	3.80	3.91	19.392197	7.93		0.00
12/31/2018	783,456	54,780	2.12	9.255369	(4.41)	3.91	17.967162	(0.57)		0.00
12/31/2017	826,792	56,864	1.95	9.682069	(0.92)	3.91	18.070868	2.93	‡	0.00
12/31/2016	814,434	57,253	0.81	9.772151	(1.98)	3.91	16.773296	(2.97	)‡	0.30
12/31/2015	728,111	51,662	2.00	9.969555	(3.95)	3.91	15.284690	(0.97)		0.85
JNL/Mellon Bond Index Fund - Class I
12/31/2019	5,422	278	3.42	19.953057	7.88	0.45	19.998321	7.99		0.35
12/31/2018	2,248	123	3.24	18.495417	(0.73)	0.45	18.518837	(0.63)		0.35
12/31/2017+	322	17	0.00	18.631666	(0.12)‡	0.45	18.636516	(0.09	)‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Lazard Emerging Markets Fund - Class I - September 25, 2017; JNL/Lazard International Strategic Equity Fund - Class I - September 25, 2017; JNL/Loomis Sayles Global Growth Fund - Class A - August 13, 2018; JNL/Mellon Bond Index Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Mellon Communication Services Sector Fund - Class A
12/31/2019	145,444	12,449	0.00	7.142349	21.82	3.71	15.280879	26.40		0.00
12/31/2018	102,126	10,987	4.19	5.863169	(9.26)	3.71	12.089289	(5.81)		0.00
12/31/2017	107,133	10,734	3.27	6.461274	(0.23)	3.71	12.834681	2.12	‡	0.00
12/31/2016	129,579	13,290	2.72	6.475947	19.07	3.71	10.682619	22.51		0.85
12/31/2015	104,278	13,219	3.44	5.438960	(1.01)	3.71	8.719715	1.86		0.85
JNL/Mellon Communication Services Sector Fund - Class I
12/31/2019	1,284	83	0.00	15.826014	26.34	0.45	15.862201	26.46		0.35
12/31/2018	322	26	8.14	12.527002	(5.90)	0.45	12.543093	(5.81)		0.35
12/31/2017+	3	0	0.00	13.312877	(0.63)‡	0.45	13.316376	(0.60	)‡	0.35
JNL/Mellon Consumer Discretionary Sector Fund - Class A
12/31/2019	1,217,410	33,539	0.00	22.789350	22.38	3.61	47.780042	26.88		0.00
12/31/2018	1,054,590	36,528	0.67	18.621213	(4.75)	3.61	37.657519	(1.22)		0.00
12/31/2017	1,037,838	35,184	1.16	19.548943	17.78	3.61	38.124325	18.85	‡	0.00
12/31/2016	836,751	34,302	0.67	16.597368	2.40	3.61	29.630004	3.46	‡	0.30
12/31/2015	908,533	39,282	0.52	16.208037	2.14	3.61	25.561978	5.00		0.85
JNL/Mellon Consumer Discretionary Sector Fund - Class I
12/31/2019	4,509	93	0.00	49.418306	26.71	0.45	49.541118	26.84		0.35
12/31/2018	2,193	57	1.72	38.999707	(1.36)	0.45	39.057552	(1.26)		0.35
12/31/2017+	1	0	0.00	39.536034	9.97 ‡	0.45	39.554770	10.02	‡	0.35
JNL/Mellon Consumer Staples Sector Fund - Class A
12/31/2019	143,890	12,191	0.00	11.456012	5.05 ‡	2.70	12.180016	26.09		0.00
12/31/2018	60,735	6,396	0.00	9.370928	(9.31)‡	2.40	9.660006	(8.95)		0.00
12/31/2017+	7,203	681	0.00	10.547344	5.00 ‡	2.30	10.610004	6.10	‡	0.00
JNL/Mellon Consumer Staples Sector Fund - Class I
12/31/2019	1,461	121	0.00	12.039729	4.21 ‡	0.80	12.163162	25.95		0.35
12/31/2018	443	46	0.00	9.644894	(9.08)	0.45	9.657125	(8.98)		0.35
12/31/2017+	47	4	0.00	10.607561	6.08 ‡	0.45	10.610329	6.10	‡	0.35
JNL/Mellon Dow Index Fund - Class A
12/31/2019	997,657	40,005	0.00	14.560302	19.60	4.00	33.049985	24.48		0.00
12/31/2018	768,056	38,035	0.00	12.174081	(7.80)	4.00	26.549969	(4.01)		0.00
12/31/2017	822,912	38,822	0.00	13.203588	22.65	4.00	27.659956	21.90	‡	0.00
12/31/2016	557,994	33,282	0.00	10.765243	11.29	4.00	20.564025	8.21	‡	0.30
12/31/2015	495,120	33,833	0.00	9.673063	(4.53)	4.00	15.865620	(1.63)		1.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon Communication Services Sector Fund - Class I - September 25, 2017; JNL/Mellon Consumer Discretionary Sector Fund - Class I - September 25, 2017; JNL/Mellon Consumer Staples Sector Fund - Class A - September 25, 2017; JNL/Mellon Consumer Staples Sector Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL/Mellon Dow Index Fund - Class I
12/31/2019	6,274	194	0.00	32.982507	24.37	0.45	33.056814	24.50	0.35
12/31/2018	1,246	47	0.00	26.518932	(4.12)	0.45	26.552112	(4.02)	0.35
12/31/2017+	16	1	0.00	27.658032	11.30 ‡	0.45	27.664789	11.33 ‡	0.35
JNL/Mellon Emerging Markets Index Fund - Class A
12/31/2019	1,090,072	97,638	2.03	9.403540	13.94	3.41	12.496929	17.89	0.00
12/31/2018	1,010,950	105,439	1.59	8.253053	(18.10)	3.41	10.600320	(15.24)	0.00
12/31/2017	1,271,614	111,041	1.02	10.076623	31.56	3.41	12.506287	30.86 ‡	0.00
12/31/2016	676,628	79,432	1.97	7.659333	6.41	3.41	9.042587	(5.58)‡	0.30
12/31/2015	472,166	60,211	1.60	7.198031	(18.13)	3.41	8.043725	(16.01)	0.85
JNL/Mellon Emerging Markets Index Fund - Class I
12/31/2019	8,271	662	2.81	12.595444	17.67	0.45	12.623915	17.79	0.35
12/31/2018	4,412	414	3.28	10.704162	(15.39)	0.45	10.717639	(15.30)	0.35
12/31/2017+	204	16	0.00	12.650658	6.73 ‡	0.45	12.653856	6.76 ‡	0.35
JNL/Mellon Energy Sector Fund - Class A
12/31/2019	995,708	35,479	0.00	16.652013	4.47	3.91	37.124126	8.64	0.00
12/31/2018	1,001,461	38,349	2.77	15.938986	(23.50)	3.91	34.170278	(20.43)	0.00
12/31/2017	1,404,919	42,347	2.07	20.835213	(6.65)	3.91	42.944855	(1.87)‡	0.00
12/31/2016	1,739,027	50,519	2.02	22.319552	22.35	3.91	41.986868	11.12 ‡	0.30
12/31/2015	1,103,030	40,317	1.58	18.242552	(26.20)	3.91	30.226284	(23.91)	0.85
JNL/Mellon Energy Sector Fund - Class I
12/31/2019	3,544	93	0.00	38.430019	8.54	0.45	38.519848	8.65	0.35
12/31/2018	1,523	43	5.22	35.406570	(20.49)	0.45	35.453847	(20.41)	0.35
12/31/2017+	6	0	0.00	44.531429	6.63 ‡	0.45	44.546049	6.67 ‡	0.35
JNL/Mellon Equity Income Fund - Class A
12/31/2019	214,116	9,045	0.00	21.536093	25.70	2.30	25.829861	28.62	0.00
12/31/2018	159,218	8,553	1.15	17.133367	(15.47)‡	2.30	20.082089	(9.61)	0.00
12/31/2017	147,954	7,082	1.54	19.750416	5.57 ‡	2.00	22.216951	14.91 ‡	0.00
12/31/2016	117,216	6,420	0.99	18.072841	17.08	1.25	18.425521	17.55	0.85
12/31/2015	110,141	7,081	0.79	15.435687	(2.94)	1.25	15.674249	(2.55)	0.85
JNL/Mellon Equity Income Fund - Class I
12/31/2019	2,461	123	0.00	19.898608	28.38	0.45	19.943749	28.51	0.35
12/31/2018	1,045	67	2.07	15.499632	(9.68)	0.45	15.519255	(9.58)	0.35
12/31/2017+	76	4	0.00	17.159897	8.33 ‡	0.45	17.164353	8.36 ‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon Dow Index Fund - Class I - September 25, 2017; JNL/Mellon Emerging Markets Index Fund - Class I - September 25, 2017; JNL/Mellon Energy Sector Fund - Class I - September 25, 2017; JNL/Mellon Equity Income Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Mellon Financial Sector Fund - Class A
12/31/2019	1,233,577	65,331	0.00	11.857332	26.43	3.61	24.856916	31.08		0.00
12/31/2018	1,077,914	74,125	1.17	9.378672	(16.94)	3.61	18.963768	(13.87)		0.00
12/31/2017	1,359,936	79,895	0.93	11.291418	15.10	3.61	22.017447	19.91	‡	0.00
12/31/2016	1,020,005	70,947	1.51	9.810025	19.71	3.61	17.510665	19.64	‡	0.30
12/31/2015	656,580	56,108	1.14	8.194683	(4.63)	3.61	12.922098	(1.96)		0.85
JNL/Mellon Financial Sector Fund - Class I
12/31/2019	5,262	206	0.00	25.732089	30.90	0.45	25.791678	31.03		0.35
12/31/2018	3,586	184	2.56	19.658195	(13.96)	0.45	19.684016	(13.88)		0.35
12/31/2017+	114	5	0.00	22.848631	9.61 ‡	0.45	22.855655	9.64	‡	0.35
JNL/Mellon Healthcare Sector Fund - Class A
12/31/2019	3,047,856	78,112	0.00	24.520977	17.08	3.61	51.412186	21.38		0.00
12/31/2018	2,816,036	86,811	0.92	20.944557	1.21	3.61	42.356262	4.95		0.00
12/31/2017	2,741,804	87,828	0.88	20.694007	18.30	3.61	40.357693	20.49	‡	0.00
12/31/2016	2,298,246	89,379	1.75	17.493318	(7.22)	3.61	31.229624	(5.49	)‡	0.30
12/31/2015	2,840,786	105,322	0.45	18.855189	2.80	3.61	29.736982	5.67		0.85
JNL/Mellon Healthcare Sector Fund - Class I
12/31/2019	12,723	244	0.00	53.161176	21.29	0.45	53.284446	21.41		0.35
12/31/2018	6,373	148	2.15	43.830632	4.78	0.45	43.888361	4.88		0.35
12/31/2017+	63	1	0.00	41.832857	2.06 ‡	0.45	41.845870	2.09	‡	0.35
JNL/Mellon Index 5 Fund - Class A
12/31/2019	1,256,259	71,036	0.00	13.304496	17.06	3.61	21.023749	21.37		0.00
12/31/2018	782,567	53,011	0.00	11.365381	(11.08)	3.61	17.322744	(7.80)		0.00
12/31/2017	935,514	57,750	0.00	12.782211	11.22	3.61	18.787723	14.40	‡	0.00
12/31/2016	764,417	53,777	0.00	11.492485	7.96	3.61	15.829709	3.76	‡	0.30
12/31/2015	685,602	53,342	1.79	10.645357	(4.96)	3.61	13.524652	(2.30)		0.85
JNL/Mellon Index 5 Fund - Class I
12/31/2019	1,169	58	0.00	20.292652	21.17	0.45	21.010676	21.29		0.35
12/31/2018+	883	53	0.00	16.747679	(13.23)‡	0.45	17.322932	(11.10	)‡	0.35
JNL/Mellon Industrials Sector Fund - Class A
12/31/2019	72,387	6,283	0.00	11.164677	3.53 ‡	2.70	11.870136	30.01		0.00
12/31/2018	27,205	3,030	0.00	8.857369	(16.47)	2.40	9.130122	(14.43)		0.00
12/31/2017+	16,384	1,541	0.00	10.603694	4.34 ‡	2.40	10.670019	6.70	‡	0.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon Financial Sector Fund - Class I - September 25, 2017; JNL/Mellon Healthcare Sector Fund - Class I - September 25, 2017; JNL/Mellon Index 5 Fund - Class I - August 13, 2018; JNL/Mellon Industrials Sector Fund - Class A - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Mellon Industrials Sector Fund - Class I
12/31/2019	1,052	89	0.00	11.838664	29.84		0.45	11.865539	29.97		0.35
12/31/2018	530	58	0.00	9.117908	(14.45)		0.45	9.129470	(14.36)		0.35
12/31/2017+	60	6	0.00	10.657500	6.58	‡	0.45	10.660285	6.60	‡	0.35
JNL/Mellon Information Technology Sector Fund - Class A
12/31/2019	3,166,558	126,284	0.00	15.438628	42.60		3.71	33.036360	47.99		0.00
12/31/2018	2,194,967	128,417	0.42	10.826190	(4.39)		3.71	22.322809	(0.76)		0.00
12/31/2017	2,167,490	124,747	0.63	11.323414	31.36		3.71	22.493094	31.96	‡	0.00
12/31/2016	1,334,907	103,703	0.71	8.620020	9.18		3.71	15.658874	1.61	‡	0.30
12/31/2015	1,172,350	102,218	0.62	7.895201	0.61		3.71	12.657680	3.52		0.85
JNL/Mellon Information Technology Sector Fund - Class I
12/31/2019	21,560	640	0.00	29.318001	13.32	‡	0.80	34.273042	47.98		0.35
12/31/2018	7,461	327	0.97	23.131933	(0.83)		0.45	23.161218	(0.73)		0.35
12/31/2017+	253	11	0.00	23.326201	10.98	‡	0.45	23.332251	11.01	‡	0.35
JNL/Mellon International Index Fund - Class A
12/31/2019	1,406,188	66,200	2.67	13.391625	16.58		3.90	26.955530	21.21		0.00
12/31/2018	1,262,001	71,231	3.27	11.487338	(17.22)		3.90	22.239272	(13.91)		0.00
12/31/2017	1,588,376	76,440	3.00	13.876937	20.27		3.90	25.833622	21.43	‡	0.00
12/31/2016	1,094,403	65,109	0.26	11.538236	(3.04)		3.90	19.756656	(1.60	)‡	0.30
12/31/2015	1,004,071	59,596	2.28	11.899766	(4.86)		3.90	18.202433	(1.92)		0.85
JNL/Mellon International Index Fund - Class I
12/31/2019	11,708	429	3.47	27.734259	21.02		0.45	27.797169	21.14		0.35
12/31/2018	5,806	256	5.57	22.916858	(14.05)		0.45	22.945884	(13.97)		0.35
12/31/2017+	657	25	0.00	26.664027	4.66	‡	0.45	26.670970	4.69	‡	0.35
JNL/Mellon Materials Sector Fund - Class A
12/31/2019	23,082	2,229	0.00	10.082365	19.75	‡	2.50	10.669999	22.78		0.00
12/31/2018	15,358	1,797	0.00	8.360819	(24.32	)‡	3.05	8.689999	(18.63)		0.00
12/31/2017+	42,284	3,973	0.00	10.610714	2.94	‡	2.50	10.680001	6.80	‡	0.00
JNL/Mellon Materials Sector Fund - Class I
12/31/2019	570	54	0.00	10.631207	22.61		0.45	10.655176	22.73		0.35
12/31/2018	310	36	0.00	8.670603	(18.72)		0.45	8.681456	(18.64)		0.35
12/31/2017+	—	—	0.00	10.667499	6.67	‡	0.45	10.670278	6.70	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon Industrials Sector Fund - Class I - September 25, 2017; JNL/Mellon Information Technology Sector Fund - Class I - September 25, 2017; JNL/Mellon International Index Fund - Class I - September 25, 2017; JNL/Mellon Materials Sector Fund - Class A - September 25, 2017; JNL/Mellon Materials Sector Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Mellon MSCI KLD 400 Social Index Fund - Class A
12/31/2019	59,622	4,360	0.00	13.020872	9.58	‡	3.05	14.133315	30.71		0.00
12/31/2018	27,390	2,583	0.01	10.384350	(4.40	)‡	2.40	10.812651	(4.30)		0.00
12/31/2017+	15,103	1,347	1.00	11.123434	9.15	‡	2.30	11.298988	10.13	‡	0.00
JNL/Mellon MSCI KLD 400 Social Index Fund - Class I
12/31/2019	382	27	0.00	14.075197	30.66		0.45	14.107122	30.79		0.35
12/31/2018	143	13	0.03	10.772326	(4.55)		0.45	10.785969	(4.46)		0.35
12/31/2017+	—	—	0.00	11.285952	6.67	‡	0.45	11.288895	6.70	‡	0.35
JNL/Mellon MSCI World Index Fund - Class A
12/31/2019	359,890	14,510	1.80	14.587761	22.28		4.00	33.112516	27.27		0.00
12/31/2018	301,650	15,316	3.42	11.930227	(12.43)		4.00	26.018163	(8.84)		0.00
12/31/2017	367,752	16,856	0.00	13.623687	16.50		4.00	28.540000	15.69	‡	0.00
12/31/2016	337,726	18,554	0.00	11.694253	2.77		4.00	22.338587	(1.30	)‡	0.30
12/31/2015	353,707	20,520	0.00	11.379184	(11.85)		4.00	18.663848	(9.17)		1.00
JNL/Mellon MSCI World Index Fund - Class I
12/31/2019	2,827	86	2.43	33.075970	27.19		0.45	33.151210	27.32		0.35
12/31/2018	1,511	58	6.46	26.004167	(8.94)		0.45	26.037270	(8.85)		0.35
12/31/2017+	25	1	0.00	28.556427	6.28	‡	0.45	28.563972	6.30	‡	0.35
JNL/Mellon Nasdaq® 100 Index Fund - Class A
12/31/2019	3,171,092	77,643	0.00	28.892903	33.65		3.61	50.092004	38.56		0.00
12/31/2018	2,302,486	77,316	0.31	21.618718	(4.18)		3.61	36.151817	(0.64)		0.00
12/31/2017	2,063,606	68,077	0.34	22.561943	27.42		3.61	36.384122	26.92	‡	0.00
12/31/2016	1,068,389	46,081	1.08	17.706638	4.12		3.61	26.553733	0.27	‡	0.30
12/31/2015	836,207	38,563	0.54	17.006091	(2.16)		3.61	23.192824	0.58		0.85
JNL/Mellon Nasdaq® 100 Index Fund - Class I
12/31/2019	26,142	624	0.00	39.954548	38.39		0.45	40.045227	38.53		0.35
12/31/2018	10,670	357	1.10	28.871252	(0.72)		0.45	28.907851	(0.62)		0.35
12/31/2017+	268	9	0.00	29.081685	9.15	‡	0.45	29.089279	9.18	‡	0.35
JNL/Mellon Real Estate Sector Fund - Class A
12/31/2019	157,669	13,131	0.00	11.571994	24.12		3.05	12.397342	27.94		0.00
12/31/2018	43,081	4,521	0.00	9.323019	(6.15	)‡	3.05	9.689999	(5.28)		0.00
12/31/2017+	5,314	521	0.00	10.178315	1.15	‡	1.95	10.229999	2.30	‡	0.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon MSCI KLD 400 Social Index Fund - Class A - April 24, 2017; JNL/Mellon MSCI KLD 400 Social Index Fund - Class I - September 25, 2017; JNL/Mellon MSCI World Index Fund - Class I - September 25, 2017; JNL/Mellon Nasdaq® 100 Index Fund - Class I - September 25, 2017; JNL/Mellon Real Estate Sector Fund - Class A - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Mellon Real Estate Sector Fund - Class I
12/31/2019	4,041	328	0.00	12.323685	27.91		0.45	12.351648	28.03		0.35
12/31/2018	1,856	193	0.00	9.634947	(5.80)		0.45	9.647162	(5.70)		0.35
12/31/2017+	74	7	0.00	10.227994	2.28	‡	0.45	10.230676	2.31	‡	0.35
JNL/Mellon S&P 1500 Growth Index Fund - Class A
12/31/2019	134,420	10,152	0.00	12.840337	25.91		3.05	13.759992	29.81		0.00
12/31/2018	130,278	12,512	0.00	10.197898	(10.19	)‡	3.05	10.599992	(1.30)		0.00
12/31/2017+	16,352	1,528	0.00	10.673262	2.32	‡	2.40	10.740000	7.40	‡	0.00
JNL/Mellon S&P 1500 Growth Index Fund - Class I
12/31/2019	4,727	344	0.00	13.728993	29.77		0.45	13.760437	29.90		0.35
12/31/2018	1,346	127	0.00	10.579329	(1.38)		0.45	10.592963	(1.28)		0.35
12/31/2017+	9	1	0.00	10.727228	7.27	‡	0.45	10.730220	7.30	‡	0.35
JNL/Mellon S&P 1500 Value Index Fund - Class A
12/31/2019	98,490	8,164	0.00	11.858206	10.89	‡	2.50	12.550001	30.32		0.00
12/31/2018	32,363	3,417	0.00	9.342427	(12.69	)‡	2.40	9.630001	(10.00)		0.00
12/31/2017+	5,582	523	0.00	10.636275	4.57	‡	2.30	10.700000	7.00	‡	0.00
JNL/Mellon S&P 1500 Value Index Fund - Class I
12/31/2019	4,706	376	0.00	12.511974	30.40		0.45	12.540145	30.53		0.35
12/31/2018	1,101	115	0.00	9.595341	(10.14)		0.45	9.607335	(10.05)		0.35
12/31/2017+	12	1	0.00	10.677694	6.78	‡	0.45	10.680265	6.80	‡	0.35
JNL/Mellon S&P 400 MidCap Index Fund - Class A
12/31/2019	2,688,525	71,154	0.00	23.845300	20.79		3.90	47.995879	25.58		0.00
12/31/2018	2,249,924	73,953	0.87	19.741321	(14.99)		3.90	38.218816	(11.60)		0.00
12/31/2017	2,658,629	76,477	0.96	23.223487	11.26		3.90	43.233373	14.60	‡	0.00
12/31/2016	2,217,324	73,174	0.18	20.872974	15.55		3.90	35.740359	7.74	‡	0.30
12/31/2015	1,500,007	58,797	0.93	18.064539	(6.40)		3.90	27.632446	(3.51)		0.85
JNL/Mellon S&P 400 MidCap Index Fund - Class I
12/31/2019	21,704	448	0.00	49.217947	25.31		0.45	49.329377	25.44		0.35
12/31/2018	8,506	219	1.98	39.276915	(11.67)		0.45	39.326496	(11.58)		0.35
12/31/2017+	470	11	0.00	44.465052	7.59	‡	0.45	44.476455	7.62	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon Real Estate Sector Fund - Class I - September 25, 2017; JNL/Mellon S&P 1500 Growth Index Fund - Class A - September 25, 2017; JNL/Mellon S&P 1500 Growth Index Fund - Class I - September 25, 2017; JNL/Mellon S&P 1500 Value Index Fund - Class A - September 25, 2017; JNL/Mellon S&P 1500 Value Index Fund - Class I - September 25, 2017; JNL/Mellon S&P 400 MidCap Index Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Mellon S&P 500 Index Fund - Class A
12/31/2019	8,185,613	283,310	1.47	18.198455	25.84	3.90	36.631187	30.83		0.00
12/31/2018	6,338,020	284,120	1.38	14.462007	(8.53)	3.90	27.998131	(4.88)		0.00
12/31/2017	6,699,233	282,715	1.40	15.810768	16.55	3.90	29.433639	19.37	‡	0.00
12/31/2016	4,756,967	240,596	0.13	13.566007	7.13	3.90	23.228885	3.91	‡	0.30
12/31/2015	3,706,170	206,598	1.49	12.663717	(2.98)	3.90	19.371004	0.02		0.85
JNL/Mellon Small Cap Index Fund - Class A
12/31/2019	2,137,359	64,950	0.00	20.763226	17.56	3.90	41.794051	22.23		0.00
12/31/2018	1,805,322	66,352	0.90	17.661866	(12.42)	3.90	34.193149	(8.92)		0.00
12/31/2017	1,942,541	64,309	0.82	20.166414	8.53	3.90	37.542378	14.20	‡	0.00
12/31/2016	1,732,506	64,199	0.51	18.580849	21.07	3.90	31.815633	11.44	‡	0.30
12/31/2015	1,176,866	54,213	0.59	15.346861	(8.21)	3.90	23.475323	(5.37)		0.85
JNL/Mellon Small Cap Index Fund - Class I
12/31/2019	18,394	436	0.00	42.874754	22.03	0.45	42.971946	22.15		0.35
12/31/2018	7,952	230	2.08	35.135656	(9.07)	0.45	35.180109	(8.98)		0.35
12/31/2017+	369	10	0.00	38.640380	7.03 ‡	0.45	38.650391	7.06	‡	0.35
JNL/Mellon Utilities Sector Fund - Class A
12/31/2019	325,693	18,466	0.91	15.714407	3.20 ‡	3.05	19.263704	24.20		0.00
12/31/2018	160,160	11,089	2.55	13.534861	(5.81)‡	2.40	15.510286	3.79		0.00
12/31/2017	76,456	5,371	2.40	14.097179	10.23	1.25	14.944267	11.62	‡	0.00
12/31/2016	71,848	5,575	1.95	12.788497	15.36	1.25	12.977718	15.82		0.85
12/31/2015	40,435	3,629	1.26	11.085421	(6.58)	1.25	11.204657	(6.21)		0.85
JNL/Mellon Utilities Sector Fund - Class I
12/31/2019	4,444	259	1.06	16.951234	24.13	0.45	16.989693	24.26		0.35
12/31/2018	999	73	3.58	13.655531	3.56	0.45	13.672841	3.67		0.35
12/31/2017+	22	2	0.00	13.185701	(0.78)‡	0.45	13.189151	(0.76	)‡	0.35
JNL/MFS Mid Cap Value Fund - Class A
12/31/2019	1,132,600	43,409	0.00	18.020795	25.86	3.91	30.602565	30.49		0.30
12/31/2018	937,189	46,474	0.55	14.317596	(15.08)	3.91	23.451620	(11.94)		0.30
12/31/2017	774,964	33,544	1.26	16.860164	8.70	3.91	26.631732	12.68		0.30
12/31/2016	712,755	34,454	0.00	15.510789	9.24	3.91	23.633876	6.69	‡	0.30
12/31/2015	655,102	35,545	0.55	14.198801	(12.45)	3.91	19.367092	(9.86)		1.00
JNL/MFS Mid Cap Value Fund - Class I
12/31/2019	5,865	184	0.00	32.493678	30.77	0.45	32.784913	30.90		0.35
12/31/2018	3,058	124	1.21	24.847742	(12.44)	0.45	25.045400	(11.77)		0.35
12/31/2017+	160	6	0.00	28.378815	5.69 ‡	0.45	28.386195	5.71	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Mellon Small Cap Index Fund - Class I - September 25, 2017; JNL/Mellon Utilities Sector Fund - Class I - September 25, 2017; JNL/MFS Mid Cap Value Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Morningstar Wide Moat Index Fund - Class A
12/31/2019	141,685	11,898	0.76	12.069673	31.31	2.50	12.494542	34.64		0.00
12/31/2018+	83,324	9,029	0.00	9.191420	(10.97)‡	2.50	9.280001	(7.20	)‡	0.00
JNL/Morningstar Wide Moat Index Fund - Class I
12/31/2019	1,816	147	1.08	12.474166	34.51	0.45	12.491442	34.64		0.35
12/31/2018+	109	12	0.00	9.273976	(7.26)‡	0.45	9.277540	(7.22	)‡	0.35
JNL/Neuberger Berman Commodity Strategy Fund - Class A
12/31/2019	16,229	2,470	2.10	6.448292	10.70	1.25	6.922363	12.09		0.00
12/31/2018	15,260	2,589	0.35	5.825250	(11.68)	1.25	6.175832	(10.56)		0.00
12/31/2017	14,331	2,154	18.79	6.595291	5.07	1.25	6.904902	3.52	‡	0.00
12/31/2016	12,031	1,905	0.00	6.276762	10.51	1.25	6.344151	10.95		0.85
12/31/2015	5,281	926	0.00	5.679797	(26.00)	1.25	5.717924	(25.70)		0.85
JNL/Neuberger Berman Currency Fund - Class A
12/31/2019	10,417	1,057	0.00	8.972173	(2.27)	2.40	10.688764	0.10		0.00
12/31/2018	11,438	1,147	1.31	9.180477	(0.50)‡	2.40	10.678103	1.72		0.00
12/31/2017	11,370	1,144	0.00	9.825114	0.99	1.25	10.498059	2.04	‡	0.00
12/31/2016	13,663	1,391	2.28	9.729055	(2.82)	1.25	9.897860	(2.43)		0.85
12/31/2015	12,350	1,226	1.73	10.011504	0.62	1.25	10.144651	1.03		0.85
JNL/Neuberger Berman Currency Fund - Class I
12/31/2019	86	8	0.00	10.122682	(0.04)	0.45	10.145251	0.06		0.35
12/31/2018	174	17	8.34	10.126947	1.49	0.45	10.139562	1.59		0.35
12/31/2017+	2	0	0.00	9.978376	(0.12)‡	0.45	9.980906	(0.09	)‡	0.35
JNL/Neuberger Berman Strategic Income Fund - Class A
12/31/2019	624,363	52,652	2.64	10.206136	5.80	3.30	13.147651	9.35		0.00
12/31/2018	576,962	52,593	1.96	9.646358	(5.72)	3.30	12.023147	(2.54)		0.00
12/31/2017	632,065	55,475	3.07	10.231264	(0.02)‡	3.30	12.335939	6.27	‡	0.00
12/31/2016	498,915	46,194	3.44	10.020290	2.74	3.05	11.393375	(1.35	)‡	0.30
12/31/2015	400,063	38,705	1.44	9.752914	(4.20)	3.05	10.476995	(2.32)		1.10
JNL/Neuberger Berman Strategic Income Fund - Class I
12/31/2019	3,539	268	3.84	13.259488	9.11	0.45	13.289561	9.22		0.35
12/31/2018	1,296	107	3.80	12.152451	(2.56)	0.45	12.167843	(2.46)		0.35
12/31/2017+	68	5	0.00	12.472041	0.70 ‡	0.45	12.475291	0.72	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Morningstar Wide Moat Index Fund - Class A - August 13, 2018; JNL/Morningstar Wide Moat Index Fund - Class I - August 13, 2018; JNL/Neuberger Berman Currency Fund - Class I - September 25, 2017; JNL/Neuberger Berman Strategic Income Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Nicholas Convertible Arbitrage Fund - Class A
12/31/2019	62,320	5,570	0.00	9.755234	1.46	‡	2.80	12.169370	9.64		0.00
12/31/2018	64,975	6,294	1.96	9.667794	(2.47	)‡	2.00	11.099529	0.42		0.00
12/31/2017	74,883	7,199	3.87	10.268005	3.65		1.25	11.052845	4.43	‡	0.00
12/31/2016	85,904	8,583	0.46	9.906559	2.18		1.25	10.102176	2.59		0.85
12/31/2015	101,148	10,352	1.18	9.695177	(4.16)		1.25	9.847269	(3.78)		0.85
JNL/Nicholas Convertible Arbitrage Fund - Class I
12/31/2019	129	12	0.00	11.111125	9.49		0.45	11.136421	9.60		0.35
12/31/2018	158	15	4.54	10.148441	0.30		0.45	10.161381	0.40		0.35
12/31/2017+	6	1	0.00	10.118084	0.48	‡	0.45	10.120777	0.50	‡	0.35
JNL/Oppenheimer Emerging Markets Innovator Fund - Class A
12/31/2019	39,422	3,605	0.00	10.836745	22.55		1.25	11.489499	24.09		0.00
12/31/2018	32,469	3,638	0.00	8.842681	(23.41)		1.25	9.258859	(22.44)		0.00
12/31/2017	36,376	3,130	0.09	11.545623	39.53		1.25	11.938030	36.59	‡	0.00
12/31/2016	8,932	1,075	0.00	8.274758	(1.70)		1.25	8.330431	(1.31)		0.85
12/31/2015+	4,549	539	0.00	8.418210	(15.73	)‡	1.25	8.441115	(12.77	)‡	0.85
JNL/Oppenheimer Global Growth Fund - Class A
12/31/2019	1,700,379	59,777	0.60	17.779860	26.26		3.90	35.160564	30.96		0.25
12/31/2018	1,440,261	65,735	0.63	14.081861	(9.20	)‡	3.90	26.849292	(13.43)		0.25
12/31/2017	1,818,557	71,396	0.81	17.715886	31.34		3.61	31.013918	1.73	‡	0.25
12/31/2016	1,201,731	63,487	0.64	13.488974	(3.44)		3.61	22.660736	(0.26	)‡	0.30
12/31/2015	939,327	49,191	0.91	13.969379	0.12		3.61	20.487899	2.77		1.00
JNL/Oppenheimer Global Growth Fund - Class I
12/31/2019	9,997	267	1.07	37.959049	31.14		0.45	36.258165	11.66	‡	0.30
12/31/2018	4,217	147	1.52	28.946471	(13.36)		0.45	28.983123	(13.27)		0.35
12/31/2017+	188	6	0.00	33.409318	8.87	‡	0.45	33.418008	8.90	‡	0.35
JNL/PIMCO Income Fund - Class A
12/31/2019	644,539	61,255	3.08	10.064075	(0.04	)‡	3.30	10.845418	7.82		0.00
12/31/2018	366,422	37,052	0.48	9.708996	(0.01	)‡	2.80	10.058556	(0.11)		0.00
12/31/2017+	128,040	12,760	0.00	10.007424	0.08	‡	2.40	10.069997	0.70	‡	0.00
JNL/PIMCO Income Fund - Class I
12/31/2019	17,136	1,589	3.73	10.810904	7.65		0.45	10.847720	3.21	‡	0.30
12/31/2018	6,544	651	0.64	10.042760	(0.25)		0.45	10.055494	(0.15)		0.35
12/31/2017+	524	52	0.00	10.068192	0.68	‡	0.45	10.070825	0.71	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Nicholas Convertible Arbitrage Fund - Class I - September 25, 2017; JNL/Oppenheimer Emerging Markets Innovator Fund - Class A - April 27, 2015; JNL/Oppenheimer Global Growth Fund - Class I - September 25, 2017; JNL/PIMCO Income Fund - Class A - September 25, 2017; JNL/PIMCO Income Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/PIMCO Investment Grade Credit Bond Fund - Class A
12/31/2019	461,898	36,018	2.96	10.927919	10.76	3.30	14.184723	14.47		0.00
12/31/2018	262,912	23,201	2.96	9.866557	(5.74)	3.30	12.391319	(2.56)		0.00
12/31/2017	287,431	24,394	2.14	10.467145	(0.11)‡	3.30	12.716541	6.50	‡	0.00
12/31/2016	185,995	16,679	1.31	10.362318	3.39	2.80	11.742678	(2.79	)‡	0.25
12/31/2015	59,545	5,569	2.46	10.022226	(0.16)‡	2.80	10.814533	(1.78)		0.85
JNL/PIMCO Investment Grade Credit Bond Fund - Class I
12/31/2019	5,838	437	3.93	13.011729	14.24	0.45	14.049037	7.76	‡	0.30
12/31/2018	696	61	5.47	11.390120	(2.70)	0.45	11.404486	(2.60)		0.35
12/31/2017+	42	4	0.00	11.706338	0.23 ‡	0.45	11.709333	0.25	‡	0.35
JNL/PIMCO Real Return Fund - Class A
12/31/2019	950,319	66,272	0.00	10.692520	4.54	3.61	17.069754	8.38		0.00
12/31/2018	971,273	72,742	0.66	10.227968	(5.72)	3.61	15.749761	(2.23)		0.00
12/31/2017	1,114,819	80,744	0.00	10.847955	(0.54)	3.61	16.108966	2.47	‡	0.00
12/31/2016	1,134,262	83,789	5.93	10.906571	1.45	3.61	15.164453	(1.30	)‡	0.30
12/31/2015	1,111,946	85,311	3.56	10.750670	(6.54)	3.61	13.765953	(3.92)		0.85
JNL/PIMCO Real Return Fund - Class I
12/31/2019	3,068	177	0.00	17.398068	8.22	0.45	17.437504	8.33		0.35
12/31/2018	1,893	119	1.79	16.076438	(2.39)	0.45	16.096733	(2.29)		0.35
12/31/2017+	92	6	0.00	16.470528	0.38 ‡	0.45	16.474817	0.41	‡	0.35
JNL/PPM America Floating Rate Income Fund - Class A
12/31/2019	1,312,217	109,366	0.00	9.512316	4.07	3.90	13.515535	8.21		0.00
12/31/2018	1,502,673	133,983	3.32	9.140474	(4.28)‡	3.90	12.490145	(1.02)		0.00
12/31/2017	1,362,837	118,852	3.24	10.153435	(0.22)	3.11	12.619079	2.54	‡	0.00
12/31/2016	1,282,976	113,730	4.44	10.175792	6.08	3.11	12.042514	2.25	‡	0.30
12/31/2015	1,180,389	113,074	3.88	9.592890	(4.30)	3.11	10.738975	(2.12)		0.85
JNL/PPM America Floating Rate Income Fund - Class I
12/31/2019	5,676	500	0.00	11.247724	8.11	0.45	11.273238	8.22		0.35
12/31/2018	5,307	498	6.26	10.404035	(1.27)	0.45	10.417213	(1.17)		0.35
12/31/2017+	105	10	0.00	10.537650	0.84 ‡	0.45	10.540387	0.86	‡	0.35
JNL/PPM America High Yield Bond Fund - Class A
12/31/2019	1,469,608	62,574	0.00	14.332013	10.53	3.61	31.528015	14.59		0.00
12/31/2018	1,330,366	64,412	5.72	12.966775	(8.68)	3.61	27.512574	(5.30)		0.00
12/31/2017	1,640,330	74,596	5.76	14.199066	3.69	3.61	29.053204	6.23	‡	0.00
12/31/2016	1,627,384	78,947	0.18	13.694017	12.89	3.61	25.547388	3.38	‡	0.30
12/31/2015	1,359,848	76,517	5.73	12.130227	(10.19)	3.61	19.845798	(7.67)		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/PIMCO Investment Grade Credit Bond Fund - Class I - September 25, 2017; JNL/PIMCO Real Return Fund - Class I - September 25, 2017; JNL/PPM America Floating Rate Income Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/PPM America High Yield Bond Fund - Class I
12/31/2019	10,658	334	0.00	32.678149	14.40	0.45	30.918754	3.91	‡	0.30
12/31/2018	2,596	92	8.14	28.564040	(5.43)	0.45	28.600242	(5.34)		0.35
12/31/2017+	150	5	0.00	30.204988	1.29 ‡	0.45	30.212873	1.32	‡	0.35
JNL/PPM America Mid Cap Value Fund - Class A
12/31/2019	496,439	25,268	0.00	15.006317	15.04	3.61	22.937558	19.27		0.00
12/31/2018	444,439	26,629	0.88	13.044487	(22.95)	3.61	19.232077	(20.10)		0.00
12/31/2017	611,521	28,967	0.59	16.929312	8.39	3.61	24.069870	11.60	‡	0.00
12/31/2016	666,248	35,150	0.63	15.618365	22.91	3.61	20.866766	14.89	‡	0.30
12/31/2015	290,871	19,267	0.72	12.707547	(11.32)	3.61	15.739741	(8.84)		0.85
JNL/PPM America Mid Cap Value Fund - Class I
12/31/2019	1,844	80	0.00	23.293528	19.09	0.45	23.346387	19.21		0.35
12/31/2018	1,106	57	1.80	19.559347	(20.20)	0.45	19.584144	(20.12)		0.35
12/31/2017+	46	2	0.00	24.511093	7.03 ‡	0.45	24.517488	7.05	‡	0.35
JNL/PPM America Small Cap Value Fund - Class A
12/31/2019	477,385	22,579	0.00	15.734539	17.47	3.90	24.029339	21.77		0.30
12/31/2018	514,978	29,354	0.58	13.395066	(17.30)‡	3.90	19.733255	(20.41)		0.30
12/31/2017	817,668	36,797	0.34	17.955553	13.02	3.61	24.794557	16.82		0.30
12/31/2016	727,297	37,962	0.06	15.886680	25.94	3.61	21.225337	16.21	‡	0.30
12/31/2015	354,269	23,863	0.60	12.614826	(6.91)	3.61	15.444411	(4.45)		1.00
JNL/PPM America Small Cap Value Fund - Class I
12/31/2019	1,352	53	0.00	25.751557	21.93	0.45	25.809893	22.05		0.35
12/31/2018	1,395	66	1.28	21.119706	(20.30)	0.45	21.146395	(20.22)		0.35
12/31/2017+	134	5	0.00	26.499344	6.07 ‡	0.45	26.506157	6.10	‡	0.35
JNL/PPM America Total Return Fund - Class A
12/31/2019	419,541	23,401	0.00	15.580798	7.29	2.55	20.629599	10.06		0.00
12/31/2018	304,001	18,470	2.29	14.522181	(3.73)	2.55	18.743836	(1.23)		0.00
12/31/2017	297,882	14,762	2.27	15.085052	1.66	2.55	18.977948	4.10	‡	0.00
12/31/2016+	233,731	14,313	4.76	14.839165	3.03 ‡	2.55	17.769031	(1.64	)‡	0.30
JNL/PPM America Total Return Fund - Class I
12/31/2019	3,864	260	0.00	12.937519	9.85	0.45	12.966877	9.96		0.35
12/31/2018	2,353	170	4.25	11.777187	(1.41)	0.45	11.792114	(1.31)		0.35
12/31/2017+	119	10	0.00	11.945995	0.47 ‡	0.45	11.949108	0.50	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/PPM America High Yield Bond Fund - Class I - September 25, 2017; JNL/PPM America Mid Cap Value Fund - Class I - September 25, 2017; JNL/PPM America Small Cap Value Fund - Class I - September 25, 2017; JNL/PPM America Total Return Fund - Class A - April 25, 2016; JNL/PPM America Total Return Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/PPM America Value Equity Fund - Class A
12/31/2019	188,816	5,193	0.00	21.586777	17.49	3.61	48.806785	21.44		0.30
12/31/2018	165,628	5,499	1.58	18.373416	(17.18)	3.61	40.190527	(14.38)		0.30
12/31/2017	216,681	6,122	1.30	22.184431	10.91	3.61	46.938194	14.63		0.30
12/31/2016	206,321	6,645	1.92	20.002824	17.32	3.61	40.948112	11.76	‡	0.30
12/31/2015	153,098	5,949	0.00	17.050075	(11.94)	3.61	29.221963	(9.61)		1.00
JNL/PPM America Value Equity Fund - Class I
12/31/2019	961	18	0.00	54.788535	21.64	0.45	54.912898	21.76		0.35
12/31/2018	291	6	3.05	45.041314	(14.24)	0.45	45.098394	(14.15)		0.35
12/31/2017+	—	—	0.00	52.517661	7.88 ‡	0.45	52.531330	7.91	‡	0.35
JNL/RAFI Fundamental Asia Developed Fund - Class A
12/31/2019	204,584	9,751	3.88	17.257357	12.39	3.06	24.338623	15.88		0.00
12/31/2018	208,937	11,403	4.17	15.354881	(16.47)	3.06	21.002919	(13.86)		0.00
12/31/2017	295,472	13,737	3.33	18.383350	19.54	3.06	24.383454	20.15	‡	0.00
12/31/2016	208,586	11,828	1.95	15.379017	6.31	3.06	19.304291	2.43	‡	0.30
12/31/2015	219,873	13,507	2.27	14.466271	1.80	3.06	16.974553	4.08		0.85
JNL/RAFI Fundamental Asia Developed Fund - Class I
12/31/2019	445	19	4.53	23.718583	15.77	0.45	23.986595	15.88		0.35
12/31/2018+	149	7	11.00	20.488419	(8.18)‡	0.45	20.699226	(6.18	)‡	0.35
JNL/RAFI Fundamental Europe Fund - Class A
12/31/2019	293,869	18,586	5.16	12.952627	11.06	3.10	18.341320	14.55		0.00
12/31/2018	319,616	22,894	3.11	11.663101	(17.41)	3.10	16.011718	(14.80)		0.00
12/31/2017	451,987	27,300	3.11	14.121117	19.98	3.10	18.792194	21.79	‡	0.00
12/31/2016	323,938	23,924	2.90	11.769941	(4.82)	3.10	14.818133	(3.14	)‡	0.30
12/31/2015	433,280	31,079	1.88	12.365901	(4.94)	3.10	14.548004	(2.78)		0.85
JNL/RAFI Fundamental Europe Fund - Class I
12/31/2019	476	27	5.75	17.850243	14.35	0.45	18.051926	14.46		0.35
12/31/2018+	194	12	5.26	15.610291	(8.54)‡	0.45	15.770901	(6.87	)‡	0.35
JNL/RAFI Fundamental U.S. Small Cap Fund - Class A
12/31/2019+	398,125	23,942	1.88	12.509504	9.58	3.61	19.767458	13.61		0.00
12/31/2018	384,172	25,871	0.61	11.415569	(25.70)	3.61	17.399197	(22.96)		0.00
12/31/2017	550,343	28,245	0.98	15.364910	(5.67)	3.61	22.583793	(1.90)	‡	0.00
12/31/2016	780,959	38,793	2.38	16.288826	29.65	3.61	22.436175	20.21		0.30
12/31/2015	315,208	20,761	0.62	12.564055	(8.42)	3.61	15.962302	(5.86)	‡	0.85

+

On June 24, 2019, JNL/RAFI Fundamental U.S. Small Cap Fund completed the acquisition of JNL/MC S&P SMid 60 Fund, a separate series in JNL Variable Fund LLC. JNL/MC S&P SMid 60 Fund is considered the accounting survivor for financial reporting purposes, and as a result, the Financial Highlights reflects activity of the funds formerly in JNL Variable Fund LLC for periods prior to June 24, 2019. The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/PPM America Value Equity Fund - Class I - September 25, 2017; JNL/RAFI Fundamental Asia Developed Fund - Class I - August 13, 2018; JNL/RAFI Fundamental Europe Fund - Class I - August 13, 2018.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/RAFI Fundamental U.S. Small Cap Fund - Class I
12/31/2019+	1,179	59	1.89	20.093294	13.52		0.45	20.138668	13.64		0.35
12/31/2018	853	48	3.49	17.699818	(23.08)		0.45	17.722060	(23.00)		0.35
12/31/2017+	27	1	0.00	23.009890	5.28	‡	0.45	23.015644	5.31	‡	0.35
JNL/RAFI Multi-Factor U.S. Equity Fund - Class A
12/31/2019	2,563,416	112,356	2.60	10.528729	5.34	‡	6.50	28.369809	8.27	‡	0.00
12/31/2018	2,498,352	129,293	2.18	11.312120	(15.31)	‡	5.20	22.742591	(10.00)	‡	0.30
12/31/2017	3,269,999	150,696	2.16	15.684916	10.38	‡	3.90	26.292066	13.44	‡	0.00
12/31/2016	2,748,415	146,108	2.47	14.305005	8.12		3.70	21.675909	3.91	‡	0.30
12/31/2015	2,829,536	166,512	2.61	13.230606	(6.53)		3.70	17.912469	(3.98)		1.00
JNL/RAFI Multi-Factor U.S. Equity Fund - Class I
12/31/2019+	5,712	199	3.19	28.977185	19.22		0.45	29.042917	19.34		0.35
12/31/2018	4,931	205	4.66	24.305745	(9.87)		0.45	24.336539	(9.78)		0.35
12/31/2017+	587	22	0.00	26.966479	7.06	‡	0.45	26.973511	7.09	‡	0.35
JNL/S&P 4 Fund - Class A
12/31/2019	5,955,743	222,780	0.00	20.291761	20.61		3.61	31.382427	25.04		0.00
12/31/2018	5,447,351	251,816	0.00	16.824895	(9.61)		3.61	25.098025	(6.27)		0.00
12/31/2017	6,613,163	283,160	0.00	18.614233	11.30		3.61	26.777350	14.21	‡	0.00
12/31/2016	6,640,845	324,245	0.00	16.724988	6.39		3.61	22.687760	2.97	‡	0.25
12/31/2015	5,961,071	317,278	5.26	15.720931	(8.41)		3.61	19.646862	(5.85)		0.85
JNL/S&P 4 Fund - Class I
12/31/2019	11,173	461	0.00	29.071590	8.73	‡	0.80	23.889796	24.98		0.35
12/31/2018	5,633	288	0.00	19.090936	(6.40)		0.45	19.115128	(6.30)		0.35
12/31/2017+	826	40	0.00	20.396082	9.01	‡	0.45	20.401406	9.04	‡	0.35
JNL/S&P Competitive Advantage Fund - Class A
12/31/2019	964,055	30,553	1.28	24.041266	24.78		3.61	37.182019	29.36		0.00
12/31/2018	851,582	34,523	0.85	19.267464	(6.16)		3.61	28.743076	(2.69)		0.00
12/31/2017	1,019,414	39,757	1.31	20.532986	15.43		3.61	29.539066	17.46	‡	0.00
12/31/2016	1,026,739	47,314	0.99	17.787709	1.96		3.61	24.022892	5.47	‡	0.30
12/31/2015	1,017,895	49,066	0.79	17.446068	(2.40)		3.61	21.803786	0.33		0.85
JNL/S&P Competitive Advantage Fund - Class I
12/31/2019	2,625	70	2.17	37.696114	29.16		0.45	37.781638	29.29		0.35
12/31/2018	2,934	101	2.06	29.186057	(2.80)		0.45	29.223032	(2.70)		0.35
12/31/2017+	9	0	0.00	30.027293	13.23	‡	0.45	30.035128	13.26	‡	0.35

+

On June 24, 2019, JNL/RAFI Fundamental U.S. Small Cap Fund and JNL/RAFI Multi-Factor U.S. Equity Fund completed the acquisition of JNL/MC S&P SMid 60 Fund and JNL/MC JNL 5 Fund, respectively, each a separate series in JNL Variable Fund LLC. JNL/MC JNL 5 Fund and JNL/MC S&P SMid 60 Fund, respectively, are considered the accounting survivors for financial reporting purposes, and as a result, the Financial Highlights reflects activity of the funds formerly in JNL Variable Fund LLC for periods prior to June 24, 2019. The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/S&P 4 Fund - Class I - September 25, 2017; JNL/S&P Competitive Advantage Fund - Class I - September 25, 2017; JNL/RAFI Fundamental U.S. Small Cap Fund - Class I - August 13, 2018; JNL/RAFI Multi-Factor U.S. Equity Fund - Class I - August 13, 2018.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL/S&P Dividend Income & Growth Fund - Class A
12/31/2019	3,344,086	123,017	3.50	20.330902	22.93	3.75	31.977602	27.63	0.00
12/31/2018	2,779,742	129,121	2.91	16.538242	(8.81)‡	3.75	25.054786	(5.31)	0.00
12/31/2017	3,380,008	146,995	2.64	18.577935	8.12	3.51	26.459019	11.68 ‡	0.00
12/31/2016	3,658,769	176,161	2.58	17.183103	13.68	3.51	22.997104	2.76 ‡	0.30
12/31/2015	2,109,657	118,250	2.38	15.114905	(2.79)	3.51	18.738681	(0.17)	0.85
JNL/S&P Dividend Income & Growth Fund - Class I
12/31/2019	12,012	372	4.64	32.536696	27.46	0.45	32.610471	27.59	0.35
12/31/2018	5,208	206	5.57	25.526025	(5.47)	0.45	25.558337	(5.37)	0.35
12/31/2017+	202	7	0.00	27.002540	5.89 ‡	0.45	27.009556	5.92 ‡	0.35
JNL/S&P International 5 Fund - Class A
12/31/2019	57,395	4,583	2.93	11.604284	6.50 ‡	2.55	13.284064	17.82	0.00
12/31/2018	40,774	3,786	5.37	10.370634	(9.72)‡	1.95	11.274424	(15.48)	0.00
12/31/2017	43,563	3,376	10.75	12.803061	31.44	1.25	13.340088	28.52 ‡	0.00
12/31/2016	23,926	2,444	4.20	9.740329	6.93	1.25	9.829923	7.36	0.85
12/31/2015	20,176	2,209	1.07	9.108667	(3.36)	1.25	9.155837	(2.97)	0.85
JNL/S&P International 5 Fund - Class I
12/31/2019	1,539	134	3.72	11.445135	17.58	0.45	11.470978	17.70	0.35
12/31/2018	723	74	11.74	9.733516	(15.48)	0.45	9.745746	(15.40)	0.35
12/31/2017+	—	—	0.00	11.516503	5.46 ‡	0.45	11.519506	5.49 ‡	0.35
JNL/S&P Intrinsic Value Fund - Class A
12/31/2019	723,232	28,128	2.32	19.586651	16.95	3.61	30.293021	21.25	0.00
12/31/2018	670,705	31,261	1.52	16.747460	(9.17)	3.61	24.984642	(5.82)	0.00
12/31/2017	774,041	33,575	2.54	18.438913	14.71	3.61	26.527492	16.16 ‡	0.00
12/31/2016	788,429	40,173	2.54	16.073978	1.55	3.61	21.709498	1.01 ‡	0.30
12/31/2015	889,029	47,146	1.01	15.828810	(16.90)	3.61	19.783444	(14.57)	0.85
JNL/S&P Intrinsic Value Fund - Class I
12/31/2019	3,551	116	3.35	30.912999	21.02	0.45	30.983149	21.15	0.35
12/31/2018	3,513	138	3.49	25.542801	(5.96)	0.45	25.575175	(5.86)	0.35
12/31/2017+	—	—	0.00	27.160297	9.65 ‡	0.45	27.167370	9.68 ‡	0.35
JNL/S&P Managed Aggressive Growth Fund - Class A
12/31/2019	2,152,146	71,619	0.00	17.954577	22.12	3.75	38.421561	26.47	0.25
12/31/2018	1,853,862	77,564	0.00	14.702517	(10.16)	3.75	30.379663	(6.94)	0.25
12/31/2017	2,070,473	79,921	0.00	16.365397	18.73	3.75	32.646273	1.53 ‡	0.25
12/31/2016	1,687,676	79,458	0.00	13.783991	2.11	3.75	26.309910	1.21 ‡	0.30
12/31/2015	1,664,641	82,113	0.00	13.499307	(3.91)	3.75	21.988401	(1.23)	1.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/S&P Dividend Income & Growth Fund - Class I - September 25, 2017; JNL/S&P International 5 Fund - Class I - September 25, 2017; JNL/S&P Intrinsic Value Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/S&P Managed Aggressive Growth Fund - Class I
12/31/2019	10,669	387	0.00	26.181736	26.59	0.45	26.241077	26.72		0.35
12/31/2018	4,971	237	0.00	20.681899	(6.86)	0.45	20.708058	(6.76)		0.35
12/31/2017+	54	2	0.00	22.204014	6.29 ‡	0.45	22.209763	6.32	‡	0.35
JNL/S&P Managed Conservative Fund - Class A
12/31/2019	1,103,850	71,857	0.00	10.805918	7.03	3.70	18.268163	10.78		0.25
12/31/2018	1,114,769	79,899	0.00	10.096043	(5.87)	3.70	16.490040	(1.30	)‡	0.25
12/31/2017	1,354,151	93,796	0.00	10.725978	2.98	3.70	16.812445	6.53		0.30
12/31/2016	1,446,989	105,843	0.00	10.415449	1.22	3.70	15.782199	0.32	‡	0.30
12/31/2015	1,389,796	105,546	0.00	10.290203	(5.13)	3.70	13.931217	(2.54)		1.00
JNL/S&P Managed Conservative Fund - Class I
12/31/2019	2,083	144	0.00	14.471648	10.85	0.45	14.504527	10.96		0.35
12/31/2018	564	43	0.00	13.055386	(2.68)	0.45	13.071972	(2.58)		0.35
12/31/2017+	—	—	0.00	13.414282	1.16 ‡	0.45	13.417774	1.19	‡	0.35
JNL/S&P Managed Growth Fund - Class A
12/31/2019	5,060,005	173,818	0.00	17.239658	19.77	3.80	37.294263	24.10		0.25
12/31/2018	4,556,169	192,724	0.00	14.394084	(9.46)	3.80	30.052397	(6.17)		0.25
12/31/2017	5,274,869	207,662	0.00	15.898892	16.55	3.80	32.030139	6.77	‡	0.25
12/31/2016	4,668,928	220,001	0.00	13.641164	1.98	3.80	26.281885	1.15	‡	0.30
12/31/2015	4,587,195	226,173	0.00	13.376898	(3.92)	3.80	21.979530	(1.20)		1.00
JNL/S&P Managed Growth Fund - Class I
12/31/2019	8,148	362	0.00	21.995024	24.20	0.45	22.044505	24.33		0.35
12/31/2018	4,424	250	0.00	17.709187	(6.04)	0.45	17.731283	(5.95)		0.35
12/31/2017+	245	13	0.00	18.848273	5.77 ‡	0.45	18.852821	5.80	‡	0.35
JNL/S&P Managed Moderate Fund - Class A
12/31/2019	2,650,994	144,879	0.00	12.882339	10.73	3.70	21.614229	14.55		0.30
12/31/2018	2,604,499	161,636	0.00	11.633900	(6.96)	3.70	18.868818	(3.73)		0.30
12/31/2017	3,023,012	179,028	0.00	12.503764	7.15	3.70	19.599012	10.84		0.30
12/31/2016	2,985,773	194,214	0.00	11.669931	1.73	3.70	17.683018	1.08	‡	0.30
12/31/2015	2,971,042	201,531	0.00	11.471200	(4.71)	3.70	15.530152	(2.11)		1.00
JNL/S&P Managed Moderate Fund - Class I
12/31/2019	3,285	167	0.00	17.055228	14.73	0.45	17.093893	14.85		0.35
12/31/2018	2,457	165	0.00	14.865097	(3.61)	0.45	14.883909	(3.51)		0.35
12/31/2017+	112	7	0.00	15.421922	2.61 ‡	0.45	15.425942	2.63	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/S&P Managed Aggressive Growth Fund - Class I - September 25, 2017; JNL/S&P Managed Conservative Fund - Class I - September 25, 2017; JNL/S&P Managed Growth Fund - Class I - September 25, 2017; JNL/S&P Managed Moderate Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/S&P Managed Moderate Growth Fund - Class A
12/31/2019	5,311,356	210,974	0.00	11.997300	6.80 ‡	4.80	32.266611	18.83		0.25
12/31/2018	5,059,942	236,891	0.00	12.452209	(8.66)	4.01	27.154202	(2.87	)‡	0.25
12/31/2017	5,895,637	259,603	0.00	13.633007	11.46	4.01	28.349262	15.66		0.30
12/31/2016	5,588,111	282,437	0.00	12.231575	1.45	4.01	24.511393	1.12	‡	0.30
12/31/2015	5,606,997	295,689	0.00	12.057079	(4.66)	4.01	20.562380	(1.75)		1.00
JNL/S&P Managed Moderate Growth Fund - Class I
12/31/2019	5,782	244	0.00	19.807035	18.93	0.45	19.851939	19.05		0.35
12/31/2018	7,487	343	0.00	16.654879	(5.04)	0.45	16.675961	(4.95)		0.35
12/31/2017+	845	48	0.00	17.539458	4.15 ‡	0.45	17.544013	4.18	‡	0.35
JNL/S&P Mid 3 Fund - Class A
12/31/2019	207,022	16,203	1.64	11.601129	16.97	3.01	13.762849	20.55		0.00
12/31/2018	194,975	18,147	1.55	9.917861	(17.76)	3.01	11.417027	(15.23)		0.00
12/31/2017	290,523	22,643	1.83	12.059562	8.69	3.01	13.468599	10.49	‡	0.00
12/31/2016	276,617	23,845	1.56	11.095236	14.41	3.01	11.929264	10.65	‡	0.30
12/31/2015	218,007	21,868	0.16	9.697588	(12.11)‡	3.01	10.055206	(11.37)		0.85
JNL/S&P Mid 3 Fund - Class I
12/31/2019	488	35	1.97	13.830551	20.51	0.45	13.862285	20.63		0.35
12/31/2018	357	31	4.37	11.476966	(15.35)	0.45	11.491792	(15.26)		0.35
12/31/2017+	7	1	0.00	13.557459	11.71 ‡	0.45	13.561213	11.74	‡	0.35
JNL/S&P Total Yield Fund - Class A
12/31/2019	390,634	17,791	2.08	16.711462	17.76	3.61	25.845776	22.08		0.00
12/31/2018	371,365	20,395	1.21	14.191453	(14.32)	3.61	21.171042	(11.15)		0.00
12/31/2017	491,375	23,711	2.02	16.562745	7.10	3.61	23.827744	11.36	‡	0.00
12/31/2016	562,315	29,782	1.88	15.465357	8.64	3.61	20.886739	5.35	‡	0.30
12/31/2015	477,082	28,136	1.28	14.235652	(11.00)	3.61	17.791682	(8.51)		0.85
JNL/S&P Total Yield Fund - Class I
12/31/2019	792	30	3.00	26.227778	21.85	0.45	26.287290	21.98		0.35
12/31/2018	453	21	3.07	21.524044	(11.34)	0.45	21.551322	(11.25)		0.35
12/31/2017+	20	1	0.00	24.275959	7.35 ‡	0.45	24.282269	7.38	‡	0.35
JNL/Scout Unconstrained Bond Fund - Class A
12/31/2019	39,519	3,902	0.00	9.992260	4.34	1.25	10.727081	5.65		0.00
12/31/2018	40,687	4,202	0.00	9.576623	(1.43)	1.25	10.153158	(0.19)		0.00
12/31/2017	46,171	4,713	0.81	9.715831	0.42	1.25	10.172085	1.58	‡	0.00
12/31/2016	46,195	4,749	0.83	9.674734	3.24	1.25	9.778752	3.65		0.85
12/31/2015	31,988	3,402	0.00	9.371523	(1.76)	1.25	9.434563	(1.36)		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/S&P Managed Moderate Growth Fund - Class I - September 25, 2017; JNL/S&P Mid 3 Fund - Class I - September 25, 2017; JNL/S&P Total Yield Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/T. Rowe Price Capital Appreciation Fund - Class A
12/31/2019	5,451,154	310,960	0.00	15.659223	1.71	‡	3.05	18.972909	24.06		0.00
12/31/2018	2,996,911	209,096	0.64	13.363852	(2.14)		2.55	15.292871	0.40		0.00
12/31/2017	2,095,782	144,829	0.84	13.656158	5.76	‡	2.55	15.231704	13.45	‡	0.00
12/31/2016	793,775	61,907	0.29	12.734276	6.43		1.25	12.902874	6.86		0.85
12/31/2015	379,008	31,534	0.03	11.964386	3.21		1.25	12.074524	3.62		0.85
JNL/T. Rowe Price Capital Appreciation Fund - Class I
12/31/2019	72,860	4,063	0.00	17.758371	23.88		0.45	17.798638	24.01		0.35
12/31/2018	20,423	1,412	1.24	14.334665	0.22		0.45	14.352814	0.32		0.35
12/31/2017+	788	55	0.00	14.303237	3.27	‡	0.45	14.306955	3.30	‡	0.35
JNL/T. Rowe Price Established Growth Fund - Class A
12/31/2019	6,861,910	74,219	0.00	24.112941	22.51		6.80	128.878871	31.13		0.00
12/31/2018	5,444,728	76,571	0.07	19.682388	(13.36	)‡	6.80	98.281895	(1.42)		0.00
12/31/2017	5,403,325	74,380	0.06	31.417594	16.79	‡	5.10	99.697798	28.51	‡	0.00
12/31/2016	3,344,432	60,976	0.00	32.016573	(2.45)		3.91	69.932075	0.82	‡	0.30
12/31/2015	3,513,721	64,603	0.00	32.821580	6.45		3.91	61.722961	9.76		0.85
JNL/T. Rowe Price Established Growth Fund - Class I
12/31/2019	44,956	345	0.00	134.261335	30.95		0.45	134.564873	31.08		0.35
12/31/2018	21,133	212	0.42	102.525956	(1.58)		0.45	102.655821	(1.48)		0.35
12/31/2017+	889	9	0.00	104.169828	7.64	‡	0.45	104.196948	7.66	‡	0.35
JNL/T. Rowe Price Managed Volatility Balanced Fund - Class A
12/31/2019	481,521	37,499	0.00	12.677727	21.53		1.25	13.610013	23.06		0.00
12/31/2018	453,455	43,058	0.00	10.431994	(8.14)		1.25	11.060014	(6.98)		0.00
12/31/2017	183,701	16,046	0.00	11.356706	14.12		1.25	11.890000	14.11	‡	0.00
12/31/2016	181,444	18,131	0.00	9.951751	1.83		1.25	10.058753	2.24		0.85
12/31/2015	206,681	21,078	0.00	9.773005	(5.77)		1.25	9.838774	(5.40)		0.85
JNL/T. Rowe Price Mid-Cap Growth Fund - Class A
12/31/2019	5,518,630	40,942	0.00	72.311173	26.44		3.91	178.181452	31.15		0.25
12/31/2018	4,405,857	42,575	0.00	57.190331	(6.22)		3.91	135.858667	(2.70)		0.25
12/31/2017	4,606,567	43,054	0.00	60.980690	19.71		3.91	139.628442	24.16		0.25
12/31/2016	3,355,490	38,772	0.00	50.941809	2.02		3.91	112.461344	0.59	‡	0.25
12/31/2015	3,180,255	38,666	0.00	49.933015	2.38		3.91	91.045726	5.41		1.00
JNL/T. Rowe Price Mid-Cap Growth Fund - Class I
12/31/2019	33,387	172	0.00	163.807059	10.38	‡	0.80	197.934141	31.38		0.35
12/31/2018	14,918	101	0.00	150.463056	(2.59)		0.45	150.653097	(2.49)		0.35
12/31/2017+	1,011	7	0.00	154.461046	5.27	‡	0.45	154.500734	5.29	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/T. Rowe Price Capital Appreciation Fund - Class I - September 25, 2017; JNL/T. Rowe Price Established Growth Fund - Class I - September 25, 2017; JNL/T. Rowe Price Mid-Cap Growth Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/T. Rowe Price Short-Term Bond Fund - Class A
12/31/2019	1,089,492	101,965	0.00	7.771538	0.40	3.61	12.731754	4.09		0.00
12/31/2018	1,024,454	99,176	1.41	7.740333	(2.50)	3.61	12.231017	1.10		0.00
12/31/2017	936,682	90,718	1.41	7.938979	(2.43)	3.61	12.097714	1.04	‡	0.00
12/31/2016	986,934	95,653	1.24	8.136878	(2.16)	3.61	11.584897	(0.48	)‡	0.30
12/31/2015	901,709	87,680	0.98	8.316207	(3.24)	3.61	10.861324	(0.53)		0.85
JNL/T. Rowe Price Short-Term Bond Fund - Class I
12/31/2019	11,448	889	0.00	12.990821	3.89	0.45	12.596392	2.29	‡	0.30
12/31/2018	3,549	285	2.76	12.504632	1.05	0.45	12.520498	1.15		0.35
12/31/2017+	192	16	0.00	12.374772	(0.22)‡	0.45	12.378009	(0.19	)‡	0.35
JNL/T. Rowe Price Value Fund - Class A
12/31/2019	1,961,880	55,559	0.00	21.236513	21.27	3.91	45.829426	26.11		0.00
12/31/2018	1,629,905	57,614	1.17	17.511303	(13.06)	3.91	36.341015	(9.58)		0.00
12/31/2017	1,950,172	61,797	1.63	20.142597	14.16	3.91	40.190122	17.80	‡	0.00
12/31/2016	1,508,137	56,106	1.89	17.643887	6.60	3.91	32.210383	4.41	‡	0.30
12/31/2015	1,327,464	54,206	0.81	16.550775	(5.61)	3.91	26.735319	(2.67)		0.85
JNL/T. Rowe Price Value Fund - Class I
12/31/2019	12,740	273	0.00	47.278868	25.96	0.45	47.386162	26.09		0.35
12/31/2018	6,377	172	2.43	37.534923	(9.71)	0.45	37.582500	(9.62)		0.35
12/31/2017+	438	11	0.00	41.570495	6.81 ‡	0.45	41.581352	6.84	‡	0.35
JNL/The London Company Focused U.S. Equity Fund - Class A
12/31/2019	32,599	1,976	1.60	15.406142	8.43 ‡	2.08	17.562937	25.02		0.00
12/31/2018	22,313	1,677	0.07	12.839749	(13.38)‡	1.70	14.048630	(8.35)		0.00
12/31/2017	23,512	1,601	0.69	14.529442	15.92	1.25	15.328786	16.83	‡	0.00
12/31/2016	19,627	1,554	0.63	12.533610	15.21	1.25	12.699492	15.67		0.85
12/31/2015	11,347	1,037	0.22	10.879043	(2.64)	1.25	10.979142	(2.25)		0.85
JNL/The London Company Focused U.S. Equity Fund - Class I
12/31/2019	1,071	62	2.25	17.194035	24.93	0.45	17.233100	25.06		0.35
12/31/2018	375	27	1.57	13.762851	(8.51)	0.45	13.780330	(8.41)		0.35
12/31/2017+	—	—	0.00	15.042372	8.69 ‡	0.45	15.046288	8.72	‡	0.35
JNL/VanEck International Gold Fund - Class A
12/31/2019	63,964	10,480	0.00	5.996960	36.56	1.25	6.570392	38.28		0.00
12/31/2018	46,223	10,369	5.27	4.391315	(16.52)	1.25	4.751431	(15.47)		0.00
12/31/2017	56,369	10,586	4.33	5.260496	12.00	1.25	5.620806	0.37	‡	0.00
12/31/2016	53,404	11,261	0.60	4.696941	51.16	1.25	4.778472	51.76		0.85
12/31/2015	24,596	7,862	3.37	3.107321	(27.51)	1.25	3.148681	(27.22)		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/T. Rowe Price Short-Term Bond Fund - Class I - September 25, 2017; JNL/T. Rowe Price Value Fund - Class I - September 25, 2017; JNL/The London Company Focused U.S. Equity Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Vanguard Capital Growth Fund - Class A
12/31/2019	368,352	28,366	0.00	12.521376	22.05		3.05	13.349999	25.82		0.00
12/31/2018	250,967	23,938	0.00	10.259593	(10.64	)‡	3.05	10.609999	(1.76)		0.00
12/31/2017+	66,404	6,139	0.00	10.785278	1.68	‡	2.45	10.799999	8.54	‡	0.00
JNL/Vanguard Capital Growth Fund - Class I
12/31/2019	8,205	616	0.00	13.313562	25.61		0.45	13.343762	25.73		0.35
12/31/2018	5,079	479	0.00	10.599456	(1.92)		0.45	10.612884	(1.82)		0.35
12/31/2017+	113	10	0.00	10.807333	8.62	‡	0.45	10.810146	8.64	‡	0.35
JNL/Vanguard Equity Income Fund - Class A
12/31/2019	327,446	27,374	0.00	11.631875	0.97	‡	2.60	12.350000	23.75		0.00
12/31/2018	139,346	14,207	0.00	9.647883	(6.30	)‡	2.60	9.980000	(6.47)		0.00
12/31/2017+	24,477	2,304	0.00	10.593100	3.91	‡	2.40	10.670000	6.59	‡	0.00
JNL/Vanguard Equity Income Fund - Class I
12/31/2019	9,094	745	0.00	12.204333	9.98	‡	0.80	12.343388	10.76	‡	0.30
12/31/2018	3,047	306	0.00	9.973021	(6.60)		0.45	9.985657	(6.50)		0.35
12/31/2017+	280	26	0.00	10.677475	6.67	‡	0.45	10.680264	6.70	‡	0.35
JNL/Vanguard Global Bond Market Index Fund - Class A
12/31/2019	122,884	11,668	0.00	10.242215	(0.47	)‡	2.70	10.910000	7.59		0.00
12/31/2018	63,363	6,364	0.00	9.798329	0.07	‡	2.55	10.140000	0.90		0.00
12/31/2017+	11,763	1,177	0.00	9.967538	0.08	‡	2.40	10.050000	0.30	‡	0.00
JNL/Vanguard Global Bond Market Index Fund - Class I
12/31/2019	3,804	349	0.00	10.888332	7.57		0.45	10.913109	7.68		0.35
12/31/2018	1,210	120	0.00	10.122103	0.74		0.45	10.135004	0.84		0.35
12/31/2017+	15	2	0.00	10.048158	0.28	‡	0.45	10.050843	0.31	‡	0.35
JNL/Vanguard Growth ETF Allocation Fund - Class A
12/31/2019	392,365	34,069	0.00	11.203537	19.78		2.55	11.870000	22.88		0.00
12/31/2018	229,380	24,141	0.00	9.353158	(10.24	)‡	2.55	9.660000	(7.91)		0.00
12/31/2017+	39,623	3,790	0.00	10.423319	1.34	‡	2.45	10.490000	4.90	‡	0.00

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Vanguard Capital Growth Fund - Class A - September 25, 2017; JNL/Vanguard Capital Growth Fund - Class I - September 25, 2017; JNL/Vanguard Equity Income Fund - Class A - September 25, 2017; JNL/Vanguard Equity Income Fund - Class I - September 25, 2017; JNL/Vanguard Global Bond Market Index Fund - Class A - September 25, 2017; JNL/Vanguard Global Bond Market Index Fund - Class I - September 25, 2017; JNL/Vanguard Growth ETF Allocation Fund - Class A - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Vanguard Growth ETF Allocation Fund - Class I
12/31/2019	20,134	1,696	0.00	11.774642	9.00	‡	0.80	11.895307	22.92		0.35
12/31/2018	9,326	965	0.00	9.664785	(7.93)		0.45	9.677037	(7.84)		0.35
12/31/2017+	801	76	0.00	10.497689	4.98	‡	0.45	10.500428	5.00	‡	0.35
JNL/Vanguard International Fund - Class A
12/31/2019	593,931	51,505	0.00	11.105028	26.65		3.00	11.720002	30.51		0.00
12/31/2018	412,463	46,069	0.00	8.768068	(19.41	)‡	3.00	8.980002	(13.15)		0.00
12/31/2017+	73,360	7,021	0.00	10.416236	0.76	‡	2.60	10.340002	4.87	‡	0.00
JNL/Vanguard International Fund - Class I
12/31/2019	11,324	972	0.00	11.742650	16.29	‡	0.80	11.696871	30.40		0.35
12/31/2018	5,753	641	0.00	8.958818	(13.26)		0.45	8.970170	(13.17)		0.35
12/31/2017+	209	20	0.00	10.327890	4.75	‡	0.45	10.330587	4.77	‡	0.35
JNL/Vanguard International Stock Market Index Fund - Class A
12/31/2019	312,215	29,841	0.00	10.026291	(0.22	)‡	3.30	10.740000	20.95		0.00
12/31/2018	203,704	23,223	0.00	8.649877	(17.17)		2.55	8.880000	(15.02)		0.00
12/31/2017+	114,723	10,965	0.00	10.443514	3.56	‡	2.55	10.450000	5.13	‡	0.00
JNL/Vanguard International Stock Market Index Fund - Class I
12/31/2019	7,833	733	0.00	10.690446	20.67		0.45	10.791579	10.10	‡	0.30
12/31/2018	4,433	500	0.00	8.859396	(15.12)		0.45	8.870614	(15.04)		0.35
12/31/2017+	189	18	0.00	10.437767	5.01	‡	0.45	10.440481	5.04	‡	0.35
JNL/Vanguard Moderate ETF Allocation Fund - Class A
12/31/2019	299,395	27,289	0.00	10.629522	10.34	‡	2.70	11.300001	15.78		0.00
12/31/2018	130,765	13,613	0.00	9.468530	(6.86)		2.40	9.760001	(4.59)		0.00
12/31/2017+	28,653	2,810	0.00	10.166402	0.47	‡	2.40	10.230001	2.30	‡	0.00
JNL/Vanguard Moderate ETF Allocation Fund - Class I
12/31/2019	10,627	941	0.00	11.294255	15.67		0.45	11.319872	15.79		0.35
12/31/2018	6,140	629	0.00	9.764226	(4.53)		0.45	9.776595	(4.44)		0.35
12/31/2017+	135	13	0.00	10.228014	2.28	‡	0.45	10.230677	2.31	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Vanguard Growth ETF Allocation Fund - Class I - September 25, 2017; JNL/Vanguard International Fund - Class A - September 25, 2017; JNL/Vanguard International Fund - Class I - September 25, 2017; JNL/Vanguard International Stock Market Index Fund - Class A - September 25, 2017; JNL/Vanguard International Stock Market Index Fund - Class I - September 25, 2017; JNL/Vanguard Moderate ETF Allocation Fund - Class A - September 25, 2017; JNL/Vanguard Moderate ETF Allocation Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A
12/31/2019	362,388	32,245	0.00	10.930017	16.38	‡	2.55	11.580000	19.38		0.00
12/31/2018	199,470	20,887	0.00	9.386557	(11.06	)‡	2.60	9.700000	(6.46)		0.00
12/31/2017+	45,149	4,368	0.00	10.305507	2.20	‡	2.40	10.370000	3.70	‡	0.00
JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I
12/31/2019	14,593	1,260	0.00	11.581316	19.46		0.45	11.607568	19.58		0.35
12/31/2018	8,473	874	0.00	9.694624	(6.49)		0.45	9.706888	(6.40)		0.35
12/31/2017+	340	33	0.00	10.367852	3.68	‡	0.45	10.370544	3.71	‡	0.35
JNL/Vanguard Small Company Growth Fund - Class A
12/31/2019	255,060	20,773	0.00	11.794240	23.45		3.05	12.600014	27.27		0.00
12/31/2018	250,011	25,619	0.00	9.553936	(19.20	)‡	3.05	9.900018	(7.82)		0.00
12/31/2017+	52,018	4,846	0.00	10.702340	3.72	‡	2.50	10.740001	7.72	‡	0.00
JNL/Vanguard Small Company Growth Fund - Class I
12/31/2019	5,272	421	0.00	12.561222	27.09		0.45	12.589757	27.22		0.35
12/31/2018	3,201	324	0.00	9.883506	(7.95)		0.45	9.896053	(7.86)		0.35
12/31/2017+	98	9	0.00	10.737372	7.70	‡	0.45	10.740208	7.73	‡	0.35
JNL/Vanguard U.S. Stock Market Index Fund - Class A
12/31/2019	517,915	40,677	0.00	12.277636	26.22		3.05	13.129987	30.13		0.00
12/31/2018	236,799	23,815	0.00	9.727307	(9.87	)‡	3.05	10.089986	(5.79)		0.00
12/31/2017+	47,661	4,457	0.00	10.659332	4.06	‡	2.60	10.709990	7.31	‡	0.00
JNL/Vanguard U.S. Stock Market Index Fund - Class I
12/31/2019	13,974	1,066	0.00	13.095762	29.89		0.45	13.166698	12.09	‡	0.30
12/31/2018	4,959	492	0.00	10.082382	(5.84)		0.45	10.095182	(5.74)		0.35
12/31/2017+	102	10	0.00	10.707422	7.29	‡	0.45	10.710240	7.32	‡	0.35
JNL/WCM Focused International Equity Fund - Class A
12/31/2019	235,077	14,044	0.73	14.971998	3.71	‡	3.05	18.140222	35.48		0.00
12/31/2018	58,982	4,686	0.00	11.545625	(12.73	)‡	2.80	13.390049	(7.85)		0.00
12/31/2017	31,124	2,237	0.37	13.772488	30.02		1.25	14.530276	27.48	‡	0.00
12/31/2016	12,386	1,160	0.10	10.592981	(1.12)		1.25	10.733195	(0.73)		0.85
12/31/2015	8,233	764	0.03	10.713083	4.47		1.25	10.811664	4.89		0.85

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A - September 25, 2017; JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I - September 25, 2017; JNL/Vanguard Small Company Growth Fund - Class A - September 25, 2017; JNL/Vanguard Small Company Growth Fund - Class I - September 25, 2017; JNL/Vanguard U.S. Stock Market Index Fund - Class A - September 25, 2017; JNL/Vanguard U.S. Stock Market Index Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/WCM Focused International Equity Fund - Class I
12/31/2019	4,231	236	0.73	17.969816	35.21		0.45	18.010454	35.35		0.35
12/31/2018	1,614	122	1.03	13.289935	(7.98)		0.45	13.306674	(7.89)		0.35
12/31/2017+	26	2	0.00	14.443184	5.35	‡	0.45	14.446834	5.37	‡	0.35
JNL/Westchester Capital Event Driven Fund - Class A
12/31/2019	45,929	4,043	0.00	10.579063	7.97	‡	2.80	12.062833	11.77		0.00
12/31/2018	25,623	2,482	0.00	9.881465	0.24	‡	2.40	10.792489	4.94		0.00
12/31/2017	4,476	447	2.54	9.946650	4.26		1.25	10.284735	4.92	‡	0.00
12/31/2016	3,252	340	0.11	9.539835	1.38		1.25	9.604023	1.79		0.85
12/31/2015+	2,963	314	0.00	9.409740	(5.57	)‡	1.25	9.435350	(6.33	)‡	0.85
JNL/Westchester Capital Event Driven Fund - Class I
12/31/2019	668	57	0.00	11.703731	11.65		0.45	11.730339	11.77		0.35
12/31/2018	285	27	1.69	10.482093	4.73		0.45	10.495425	4.84		0.35
12/31/2017+	5	0	0.00	10.008556	0.79	‡	0.45	10.011156	0.82	‡	0.35
JNL/WMC Balanced Fund - Class A
12/31/2019	8,382,356	150,402	0.00	14.406893	13.48		6.80	76.998991	21.46		0.00
12/31/2018	6,996,799	151,047	1.63	12.695667	(8.18	)‡	6.80	63.394483	(3.41)		0.00
12/31/2017	7,348,459	151,819	1.42	20.682853	4.14	‡	5.10	65.633219	11.83	‡	0.00
12/31/2016	6,047,243	139,519	1.39	25.642874	6.70		3.80	55.272843	3.59	‡	0.25
12/31/2015	4,591,555	116,457	1.26	24.033526	(4.62)		3.80	44.177099	(1.76)		0.85
JNL/WMC Balanced Fund - Class I
12/31/2019	34,219	438	0.00	80.177550	21.30		0.45	80.359519	21.42		0.35
12/31/2018	14,633	223	3.07	66.100686	(3.59)		0.45	66.184488	(3.49)		0.35
12/31/2017+	1,109	16	0.00	68.561867	4.31	‡	0.45	68.579796	4.34	‡	0.35
JNL/WMC Government Money Market Fund - Class A
12/31/2019	1,190,470	98,667	1.53	3.099812	(5.11	)‡	6.80	16.567918	1.54		0.00
12/31/2018	1,354,360	113,987	1.13	6.724611	(2.61)		3.75	16.317035	1.13		0.00
12/31/2017	1,125,631	95,348	0.12	6.904777	(3.54)		3.75	16.134199	0.13	‡	0.00
12/31/2016	1,512,918	127,521	0.00	7.158319	(3.67)		3.75	15.102402	(0.08	)‡	0.30
12/31/2015	1,489,594	124,378	0.00	7.430963	(3.68)		3.75	13.519303	(0.85)		0.85
JNL/WMC Government Money Market Fund - Class I
12/31/2019	13,001	781	1.97	17.070022	1.54		0.45	17.108767	1.64		0.35
12/31/2018	12,197	742	1.79	16.811350	1.18		0.45	16.832667	1.28		0.35
12/31/2017+	883	53	0.94	16.615009	0.12	‡	0.45	16.619349	0.15	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/WCM Focused International Equity Fund - Class I - September 25, 2017; JNL/Westchester Capital Event Driven Fund - Class A - April 27, 2015; JNL/Westchester Capital Event Driven Fund - Class I - September 25, 2017; JNL/WMC Balanced Fund - Class I - September 25, 2017; JNL/WMC Government Money Market Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio			Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total	Ratio of		Total	Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†	Expenses(%)^	Unit Value($)	Return(%)†	Expenses(%)^
JNL/WMC Value Fund - Class A
12/31/2019	766,540	17,994	0.00	28.594485	22.88	3.70	51.416321	27.13	0.30
12/31/2018	641,872	18,987	1.73	23.270230	(13.57)	3.70	40.443449	(10.57)	0.30
12/31/2017	784,224	20,572	1.67	26.924939	11.03	3.70	45.222498	14.86	0.30
12/31/2016	703,505	21,013	1.09	24.250216	9.32	3.70	39.372143	6.06 ‡	0.30
12/31/2015	619,044	20,728	1.45	22.183699	(6.64)	3.70	31.729038	(4.09)	1.00
JNL/WMC Value Fund - Class I
12/31/2019	2,333	43	0.00	55.586775	27.28	0.45	55.712831	27.41	0.35
12/31/2018	1,082	25	3.30	43.672133	(10.46)	0.45	43.727444	(10.37)	0.35
12/31/2017+	102	2	0.00	48.772245	6.45 ‡	0.45	48.784962	6.47 ‡	0.35
JNL/AQR Risk Parity Fund - Class A
12/31/2019#	—	—	0.97	11.543353	10.91	1.25	12.405379	11.57	0.00
12/31/2018	24,728	2,348	0.96	10.407732	(8.06)	1.25	11.119263	(6.90)	0.00
12/31/2017	30,664	2,684	3.21	11.320112	10.50	1.25	11.942936	11.36 ‡	0.00
12/31/2016	32,116	3,114	0.00	10.244351	8.23	1.25	10.379961	8.66	0.85
12/31/2015	25,094	2,638	37.31	9.465234	(11.42)	1.25	9.552346	(11.07)	0.85
JNL/BlackRock Global Long Short Credit Fund - Class A
12/31/2019#	—	—	8.85	9.986625	2.05	1.25	10.783981	2.65	0.00
12/31/2018	41,032	4,139	0.00	9.785840	(2.99)	1.25	10.505094	(1.76)	0.00
12/31/2017	48,752	4,784	1.43	10.087131	1.92	1.25	10.693283	2.66 ‡	0.00
12/31/2016	55,403	5,556	2.68	9.896872	1.50	1.25	10.043286	1.90	0.85
12/31/2015	67,176	6,854	5.34	9.750821	(2.57)	1.25	9.855675	(2.18)	0.85
JNL/Epoch Global Shareholder Yield Fund - Class A
12/31/2019#	—	—	3.34	14.947004	11.29	1.70	16.943583	12.18	0.00
12/31/2018	24,126	1,714	5.53	13.430918	(7.18)‡	1.70	15.103486	(9.39)	0.00
12/31/2017	32,210	2,053	4.94	15.484767	15.37	1.25	16.668429	15.50 ‡	0.00
12/31/2016	31,716	2,339	3.56	13.421663	5.83	1.25	13.686867	6.26	0.85
12/31/2015	27,780	2,173	1.73	12.682036	(6.17)	1.25	12.881138	(5.79)	0.85
JNL/Epoch Global Shareholder Yield Fund - Class I
12/31/2019#	—	—	3.65	13.311663	12.17	0.45	13.334669	12.22	0.35
12/31/2018	68	6	15.53	11.867714	(5.85)	0.45	11.882602	(5.76)	0.35
12/31/2017+	—	—	0.00	12.605224	3.15 ‡	0.45	12.608509	3.18 ‡	0.35
JNL/MC 10 x 10 Fund - Class A
12/31/2019#	—	—	0.00	12.792685	10.51	3.15	18.741872	12.16	0.00
12/31/2018	369,265	26,048	0.00	11.576280	(11.66)	3.15	16.710269	(8.82)	0.00
12/31/2017	453,059	28,792	0.00	13.104195	12.63	3.15	18.327138	13.08 ‡	0.00
12/31/2016	392,562	28,627	0.00	11.634742	8.59	3.15	15.319577	3.75 ‡	0.30
12/31/2015	370,036	29,809	1.96	10.714122	(5.29)	3.15	12.792888	(3.33)	1.10

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/WMC Value Fund - Class I - September 25, 2017; JNL/Epoch Global Shareholder Yield Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
#

The period is from January 1, 2019 through June 24, 2019 the date the Fund was acquired. The respective acquisitions can be found in Note 1 in the Notes to Financial Statements. Unit values disclosed are as of June 21, 2019. For periods less than one year, ratios have not been annualized.

‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I
Financial Highlights
December 31, 2019

	Investment Division Data			Highest Expense Ratio				Lowest Expense Ratio
	Net Assets	Units Outstanding	Investment Income		Total		Ratio of		Total		Ratio of
Year ended	(in thousands)($)¥	(in thousands)¥	Ratio(%)*	Unit Value($)	Return(%)†		Expenses(%)^	Unit Value($)	Return(%)†		Expenses(%)^
JNL/MC 10 x 10 Fund - Class I
12/31/2019#	—	—	0.00	18.111491	12.07		0.45	18.742196	12.12		0.35
12/31/2018+	10	1	0.00	16.160627	(3.67	)‡	0.45	16.715740	(11.52	)‡	0.35
JNL/PPM America Long Short Credit Fund - Class A
12/31/2019#	—	—	4.90	9.905824	3.54	‡	2.15	11.305748	4.33		0.00
12/31/2018	15,614	1,531	3.01	9.676224	(3.93	)‡	2.00	10.836567	(2.62)		0.00
12/31/2017	13,902	1,310	3.87	10.497220	2.50		1.25	11.128131	3.09	‡	0.00
12/31/2016	15,725	1,524	10.39	10.241393	9.74		1.25	10.392978	10.18		0.85
12/31/2015	14,027	1,497	3.94	9.331998	(4.94)		1.25	9.432416	(4.55)		0.85
JNL/PPM America Long Short Credit Fund - Class I
12/31/2019#	—	—	6.63	8.653335	(0.13)		0.45	10.756295	(4.41	)‡	0.30
12/31/2018	77	9	7.27	8.664713	(2.75)		0.45	8.673869	(2.67)		0.35
12/31/2017+	3	0	0.00	8.909874	1.13	‡	0.45	8.911882	1.16	‡	0.35

+

The mutual fund's shares, as applicable, became available as followed for investment by the Investment Division: JNL/MC 10 x 10 Fund - Class I - August 13, 2018; JNL/PPM America Long Short Credit Fund - Class I - September 25, 2017.

*

These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund for the period indicated divided by the average net assets for the period indicated. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the Underlying Fund. The investment income ratio for Investment Divisions initially funded during the period presented have not been annualized.

†

Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account. See Note 3 in the Notes to Financial Statements for additional detail on fund expenses. Total return is not annualized if the underlying Investment Division was initially added and funded.

^

Annualized contract expense of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

¥	Some investments have a net asset and ending unit balance of less than one thousand, due to rounding it is displayed as a zero.
#

The period is from January 1, 2019 through June 24, 2019 the date the Fund was acquired. The respective acquisitions can be found in Note 1 in the Notes to Financial Statements. Unit values disclosed are as of June 21, 2019. For periods less than one year, ratios have not been annualized.

‡

Total return is calculated from the effective date or the date available for investment presented in (+) footnote through the end of the reporting period and is not annualized. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

See Notes to the Financial Statements.

Jackson National Separate Account I

Notes to Financial Statements

December 31, 2019

NOTE 1. Organization

Jackson National Life Insurance Company (“Jackson”) established Jackson National Separate Account I (the “Separate Account”) on June 14, 1993. The Separate Account commenced operations on October 16, 1995, and is a unit investment trust registered with the Securities Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended. The Separate Account is an Investment Company and follows accounting and reporting guidance under Financial Accounting Standards Board “FASB” Accounting Standards Codification (ASC) Topic 946 Financial Services – Investment Companies.

The Separate Account is a separate investment account of Jackson, its assets legally belong to Jackson and the obligations under the contracts are the obligation of Jackson. However, the contract assets in the Separate Account are not chargeable with liabilities arising out of any other business Jackson may conduct.

The Separate Account receives and invests, based on the directions of the contract owners, net premiums for individual flexible premium variable annuity contracts issued by Jackson. The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment. The Separate Account contained three-hundred fifteen (315) Investment Divisions during 2019, but currently contains three-hundred three (303) Investment Divisions as of December 31, 2019. These Investment Divisions each invested in shares of the following mutual funds (collectively, the “Funds”) during the year ended December 31, 2019:

Jackson Variable Series Trust
JNL Conservative Allocation Fund Class A and Class I(1)	JNL/Epoch Global Shareholder Yield Fund Class A and Class I
JNL Institutional Alt 100 Fund Class A(1)	JNL/FAMCO Flex Core Covered Call Fund Class A and Class I
JNL iShares Tactical Growth Fund Class A and Class I	JNL/Lazard International Strategic Equity Fund Class A and Class I
JNL iShares Tactical Moderate Fund Class A and Class I	JNL/Mellon Equity Income Fund - Class A and Class I
JNL iShares Tactical Moderate Growth Fund Class A and Class I	JNL/Neuberger Berman Commodity Strategy Fund Class A
JNL Moderate Allocation Fund Class A and Class I(1)	JNL/Neuberger Berman Currency Fund Class A and Class I
JNL/American Funds Global Growth Fund Class A and Class I	JNL/Nicholas Convertible Arbitrage Fund Class A and Class I
JNL/American Funds Growth Fund Class A and Class I	JNL/PIMCO Investment Grade Credit Bond Fund Class A and Class I
JNL/AQR Risk Parity Fund Class A	JNL/PPM America Long Short Credit Fund Class A and Class I
JNL/BlackRock Global Long Short Credit Fund Class A	JNL/T. Rowe Price Capital Appreciation Fund Class A and Class I
JNL/DFA U.S. Small Cap Fund Class A and Class I	JNL/The London Company Focused U.S. Equity Fund Class A and Class I
JNL/DoubleLine Total Return Fund Class A and Class I	JNL/VanEck International Gold Fund Class A
JNL/Eaton Vance Global Macro Absolute Return Advantage Fund Class A and Class I	JNL/WCM Focused International Equity Fund Class A and Class I

JNL® Series Trust
JNL Aggressive Growth Allocation Fund Class A and Class I(1)	JNL/Mellon Consumer Staples Sector Fund Class A and Class I
JNL Growth Allocation Fund Class A and Class I(1)	JNL/Mellon Emerging Markets Index Fund Class A and Class I
JNL Institutional Alt 25 Fund Class A and Class I(1)	JNL/Mellon European 30 Fund Class A and Class I
JNL Institutional Alt 50 Fund Class A and Class I(1)	JNL/Mellon Index 5 Fund Class A and Class I(1)
JNL Moderate Growth Allocation Fund Class A and Class I(1)	JNL/Mellon Industrials Sector Fund Class A and Class I
JNL Multi-Manager Alternative Fund Class A	JNL/Mellon International Index Fund Class A and Class I
JNL Multi-Manager International Small Cap Fund Class A and Class I	JNL/Mellon Materials Sector Fund Class A and Class I
JNL Multi-Manager Mid Cap Fund Class A and Class I	JNL/Mellon MSCI KLD 400 Social Index Fund Class A and Class I
JNL Multi-Manager Small Cap Growth Fund Class A and Class I	JNL/Mellon Real Estate Sector Fund Class A and Class I
JNL Multi-Manager Small Cap Value Fund Class A and Class I	JNL/Mellon S&P 1500 Growth Index Fund Class A and Class I
JNL S&P 500 Index Fund Class I	JNL/Mellon S&P 1500 Value Index Fund Class A and Class I
JNL/American Funds Balanced Fund Class A and Class I	JNL/Mellon S&P 400 MidCap Index Fund Class A and Class I
JNL/American Funds Blue Chip Income and Growth Fund Class A and Class I	JNL/Mellon S&P 500 Index Fund Class A
JNL/American Funds Capital Income Builder Fund Class A and Class I	JNL/Mellon Small Cap Index Fund Class A and Class I
JNL/American Funds Global Bond Fund Class A and Class I	JNL/Mellon Utilities Sector Fund Class A and Class I
JNL/American Funds Global Small Capitalization Fund Class A and Class I	JNL/MFS Mid Cap Value Fund Class A and Class I
JNL/American Funds Growth Allocation Fund Class A and Class I(1)	JNL/MMRS Conservative Fund Class A
JNL/American Funds Growth-Income Fund Class A and Class I	JNL/MMRS Growth Fund Class A
JNL/American Funds International Fund Class A and Class I	JNL/Morningstar Wide Moat Index Fund Class A and Class I
JNL/American Funds Moderate Growth Allocation Fund Class A and Class I(1)	JNL/Neuberger Berman Strategic Income Fund Class A and Class I
JNL/American Funds New World Fund Class A and Class I	JNL/Oppenheimer Emerging Markets Innovator Fund Class A
JNL/AQR Large Cap Defensive Style Fund - Class A and Class I	JNL/Oppenheimer Global Growth Fund Class A and Class I
JNL/AQR Large Cap Relaxed Constraint Equity Fund Class A and Class I	JNL/PIMCO Income Fund Class A and Class I
JNL/AQR Managed Futures Strategy Fund Class A	JNL/PIMCO Real Return Fund Class A and Class I
JNL/BlackRock Advantage International Fund - Class A and Class I	JNL/PPM America Floating Rate Income Fund Class A and Class I
JNL/BlackRock Global Allocation Fund Class A and Class I	JNL/PPM America High Yield Bond Fund Class A and Class I
JNL/BlackRock Global Natural Resources Fund Class A and Class I	JNL/PPM America Mid Cap Value Fund Class A and Class I

Jackson National Separate Account I

Notes to Financial Statements

December 31, 2019

JNL/BlackRock Large Cap Select Growth Fund Class A and Class I	JNL/PPM America Small Cap Value Fund Class A and Class I
JNL/Boston Partners Global Long Short Equity Fund Class A and Class I	JNL/PPM America Total Return Fund Class A and Class I
JNL/Causeway International Value Select Fund Class A and Class I	JNL/PPM America Value Equity Fund Class A and Class I
JNL/ClearBridge Large Cap Growth Fund Class A and Class I	JNL/RAFI Fundamental Asia Developed Fund - Class A and Class I
JNL/Crescent High Income Fund Class A and Class I	JNL/RAFI Fundamental Europe Fund - Class A and Class I
JNL/DFA Growth Allocation Fund Class A and Class I(1)	JNL/RAFI Fundamental U.S. Small Cap Fund - Class A and Class I
JNL/DFA International Core Equity Fund Class A and Class I	JNL/RAFI Multi -Factor U.S. Equity Fund - Class A and Class I
JNL/DFA Moderate Growth Allocation Fund Class A and Class I(1)	JNL/S&P 4 Fund Class A and Class I(1)
JNL/DFA U.S. Core Equity Fund Class A and Class I	JNL/S&P Competitive Advantage Fund Class A and Class I
JNL/DoubleLine Core Fixed Income Fund Class A and Class I	JNL/S&P Dividend Income & Growth Fund Class A and Class I
JNL/DoubleLine Emerging Markets Fixed Income Fund Class A and Class I	JNL/S&P International 5 Fund Class A and Class I
JNL/DoubleLine Shiller Enhanced CAPE Fund Class A and Class I	JNL/S&P Intrinsic Value Fund Class A and Class I
JNL/Fidelity Institutional Asset Management Total Bond Fund Class A and Class I	JNL/S&P Managed Aggressive Growth Fund Class A and Class I
JNL/First State Global Infrastructure Fund Class A and Class I	JNL/S&P Managed Conservative Fund Class A and Class I
JNL/FPA + DoubleLine Flexible Allocation Fund Class A and Class I	JNL/S&P Managed Growth Fund Class A and Class I
JNL/Franklin Templeton Global Fund Class A and Class I	JNL/S&P Managed Moderate Fund Class A and Class I
JNL/Franklin Templeton Global Multisector Bond Fund Class A and Class I	JNL/S&P Managed Moderate Growth Fund Class A and Class I
JNL/Franklin Templeton Growth Allocation Fund Class A and Class I(1)	JNL/S&P Mid 3 Fund Class A and Class I
JNL/Franklin Templeton Income Fund Class A and Class I	JNL/S&P Total Yield Fund Class A and Class I
JNL/Franklin Templeton International Small Cap Fund Class A and Class I	JNL/Scout Unconstrained Bond Fund Class A
JNL/Franklin Templeton Mutual Shares Fund Class A and Class I	JNL/T. Rowe Price Established Growth Fund Class A and Class I
JNL/Goldman Sachs Emerging Markets Debt Fund Class A	JNL/T. Rowe Price Managed Volatility Balanced Fund Class A
JNL/GQG Emerging Markets Equity Fund Class A and Class I	JNL/T. Rowe Price Mid-Cap Growth Fund Class A and Class I
JNL/Harris Oakmark Global Equity Fund Class A and Class I	JNL/T. Rowe Price Short-Term Bond Fund Class A and Class I
JNL/Heitman U.S. Focused Real Estate Fund Class A	JNL/T. Rowe Price Value Fund Class A and Class I
JNL/Invesco China-India Fund Class A and Class I	JNL/Vanguard Capital Growth Fund Class A and Class I
JNL/Invesco Diversified Dividend Fund Class A and Class I	JNL/Vanguard Equity Income Fund Class A and Class I
JNL/Invesco Global Real Estate Fund Class A and Class I	JNL/Vanguard Global Bond Market Index Fund Class A and Class I(1)
JNL/Invesco International Growth Fund Class A and Class I	JNL/Vanguard Growth ETF Allocation Fund Class A and Class I
JNL/Invesco Mid Cap Value Fund Class A and Class I	JNL/Vanguard International Fund Class A and Class I
JNL/Invesco Small Cap Growth Fund Class A and Class I	JNL/Vanguard International Stock Market Index Fund Class A and Class I(1)
JNL/JPMorgan Global Allocation Fund - Class A and Class I	JNL/Vanguard Moderate ETF Allocation Fund Class A and Class I
JNL/JPMorgan Hedged Equity Fund Class A and Class I	JNL/Vanguard Moderate Growth ETF Allocation Fund Class A and Class I
JNL/JPMorgan MidCap Growth Fund Class A and Class I	JNL/Vanguard Small Company Growth Fund Class A and Class I
JNL/JPMorgan U.S. Government & Quality Bond Fund Class A and Class I	JNL/Vanguard U.S. Stock Market Index Fund Class A and Class I(1)
JNL/Lazard Emerging Markets Fund Class A and Class I	JNL/Westchester Capital Event Driven Fund Class A and Class I
JNL/Loomis Sayles Global Growth Fund Class A	JNL/WMC Balanced Fund Class A and Class I
JNL/Mellon Bond Index Fund Class A and Class I	JNL/WMC Government Money Market Fund Class A and Class I
JNL/Mellon Communication Services Sector Fund Class A and I	JNL/WMC Value Fund Class A and Class I

JNL Variable Fund LLC
JNL/Mellon Consumer Discretionary Sector Fund Class A and Class I	JNL/Mellon Information Technology Sector Fund Class A and Class I
JNL/Mellon DowSM Index Fund Class A and Class I	JNL/Mellon JNL 5 Fund Class A and Class I
JNL/Mellon Energy Sector Fund Class A and Class I	JNL/Mellon MSCI World Index Fund Class A and Class I
JNL/Mellon Financial Sector Fund Class A and Class I	JNL/Mellon Nasdaq 100 Index Fund Class A and Class I
JNL/Mellon Healthcare Sector Fund Class A and Class I	JNL/Mellon S&P SMid 60 Fund Class A and Class I
JNL/Mellon Information Technology Sector Fund Class A and Class I

(1) The Fund is a Fund of Fund advised by JNAM, an affiliate of Jackson and has no sub-adviser.

Jackson National Asset Management, LLC (“JNAM”) serves as investment adviser for the Funds comprising the Jackson Variable Series Trust, JNL Series Trust and JNL Variable Fund LLC. JNAM is a wholly-owned subsidiary of Jackson and received fees for its services from each Fund.

The following Funds are sub-advised by an affiliate of Jackson during the year: JNL/PPM America Long Short Credit Fund, JNL/PPM America Floating Rate Income Fund, JNL/PPM America High Yield Bond Fund, JNL/PPM America Mid Cap Value Fund, JNL/PPM America Small Cap Value Fund, JNL/PPM America Total Return Fund and JNL/PPM America Value Equity Fund.

During the year ended December 31, 2019, the following Funds changed names effective June 24, 2019:

Prior Fund Name	Current Fund Name	Reason For Change

Jackson National Separate Account I

Notes to Financial Statements

December 31, 2019

JNL/AB Dynamic Asset Allocation Fund	JNL/JPMorgan Global Allocation Fund	Sub-Adviser Replacement
JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Growth Allocation Fund	Name Convention Update
JNL/Goldman Sachs Core Plus Bond Fund	JNL/Fidelity Institutional Asset Management Total Bond Fund	Sub-Adviser Replacement
JNL/MC Bond Index Fund	JNL/Mellon Bond Index Fund	Name Convention Update
JNL/MC Communication Services Sector Fund	JNL/Mellon Communication Services Sector Fund	Name Convention Update
JNL/MC Consumer Discretionary Sector Fund	JNL/Mellon Consumer Discretionary Sector Fund	Name Convention Update
JNL/MC Consumer Staples Sector Fund	JNL/Mellon Consumer Staples Sector Fund	Name Convention Update
JNL/MC Dow Index Fund	JNL/Mellon Dow Index Fund	Name Convention Update
JNL/MC Emerging Markets Index Fund	JNL/Mellon Emerging Markets Index Fund	Name Convention Update
JNL/MC Energy Sector Fund	JNL/Mellon Energy Sector Fund	Name Convention Update
JNL MC European 30 Fund	JNL/RAFI® Fundamental Europe Fund	Name Convention Update
JNL/MC Financial Sector Fund	JNL/Mellon Financial Sector Fund	Name Convention Update
JNL/MC Healthcare Sector Fund	JNL/Mellon Healthcare Sector Fund	Name Convention Update
JNL/MC Index 5 Fund	JNL/Mellon Index 5 Fund	Name Convention Update
JNL/MC Industrials Sector Fund	JNL/Mellon Industrials Sector Fund	Name Convention Update
JNL/MC Information Technology Sector Fund	JNL/Mellon Information Technology Sector Fund	Name Convention Update
JNL/MC International Index Fund	JNL/Mellon International Index Fund	Name Convention Update
JNL/MC Materials Sector Fund	JNL/Mellon Materials Sector Fund	Name Convention Update
JNL/MC MSCI KLD 400 Social Index Fund	JNL/Mellon MSCI KLD 400 Social Index Fund	Name Convention Update
JNL/MC MSCI World Index Fund	JNL/Mellon MSCI World Index Fund	Name Convention Update
JNL/MC Nasdaq 100 Index Fund	JNL/Mellon Nasdaq 100 Index Fund	Name Convention Update
JNL/MC Pacific Rim 30 Fund	JNL/RAFI® Fundamental Asia Developed Fund	Name Convention Update
JNL/MC Real Estate Sector Fund	JNL/Mellon Real Estate Sector Fund	Name Convention Update
JNL/MC S&P 1500 Growth Index Fund	JNL/Mellon S&P 1500 Growth Index Fund	Name Convention Update
JNL/MC S&P 1500 Value Index Fund	JNL/Mellon S&P 1500 Value Index Fund	Name Convention Update
JNL/MC S&P 400 MidCap Index Fund	JNL/Mellon S&P 400 MidCap Index Fund	Name Convention Update
JNL/MC S&P 500 Index Fund	JNL/Mellon S&P 500 Index Fund	Name Convention Update
JNL/MC Small Cap Index Fund	JNL/Mellon Small Cap Index Fund	Name Convention Update
JNL/MC Utilities Sector Fund	JNL/Mellon Utilities Sector Fund	Name Convention Update
JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund	JNL/Neuberger Berman Commodity Strategy Fund	Name Convention Update
JNL/PIMCO Investment Grade Corporate Bond Fund	JNL/PIMCO Investment Grade Credit Bond Fund	Name Convention Update
JNL/The Boston Company Equity Income Fund	JNL/Mellon Equity Income Fund	Sub-Adviser Replacement

During the year ended December 31, 2019, the following Fund acquisitions were completed for the corresponding Class A and Class I Funds. The Funds that were acquired during the year are no longer available as of December 31, 2019.

Acquired Fund	Acquiring Fund	Date of Acquisition
JNL/AQR Risk Parity Fund	JNL/T. Rowe Price Managed Volatility Balanced Fund	June 24, 2019
JNL/BlackRock Global Long Short Credit Fund	JNL/Crescent High Income Fund	June 24, 2019
JNL/Epoch Global Shareholder Yield Fund	JNL/Mellon Equity Income Fund	June 24, 2019
JNL/MC 10 x 10 Fund	JNL/Mellon Index 5 Fund	June 24, 2019
JNL/MC JNL 5 Fund	JNL/RAFI Multi-Factor U.S. Equity Fund	June 24, 2019
JNL/MC S&P® SMid 60 Fund	JNL/RAFI Fundamental U.S. Small Cap Fund	June 24, 2019
JNL/PPM America Long Short Credit Fund	JNL/PPM America High Yield Bond Fund	June 24, 2019

The Net assets are affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses. The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of JNAM.

A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

Jackson National Separate Account I

Notes to Financial Statements

December 31, 2019

A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Net Assets if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and /or if a gain is realized by the contract owner during the free look period.

JNAM allocates purchase payments to Investment Divisions as instructed by the contract owner. Shares of the Investment Divisions are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.

NOTE 2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the reporting period. Actual results could differ from those estimates.

Investments. The Separate Account’s Investment Divisions’ investments in the corresponding Funds are stated at the closing net asset value (“NAV”) of the respective Fund, which represent fair value. The average cost method is used in determining the cost of the shares sold on withdrawals by the Investment Divisions of the Separate Account. Investments in the Funds are recorded on trade date for financial reporting purposes. Realized gain distributions and dividend income distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as gain or income to the Investment Divisions of the Separate Account on the ex-dividend date.

Federal Income Taxes. The operations of the Separate Account are taxed as part of the operations of Jackson, which is taxed as a “life insurance company” under the provisions of the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account. Therefore, no federal income tax provision is required. Taxes are generally the responsibility of the contract owner upon termination or withdrawal.

FASB ASC Topic 820, “Fair Value Measurement”. As of December 31, 2019, all of the Separate Account’s Investment Divisions’ investment in each of the corresponding Funds are valued at the daily reported net asset value (“NAV”) of the applicable Underlying Fund. Investments in the Underlying Funds are categorized as Level 1 within FASB ASC Topic 820 fair value hierarchy. On each valuation date, the NAV of each corresponding Fund is generally determined once each day on which the New York Stock Exchange (“NYSE”) is open, at the close of the regular trading session of the NYSE (generally, 4:00 PM Eastern Time). The characterization of the underlying securities held by the Funds in accordance with FASB ASC Topic 820 differs from the characterization of the Separate Account’s Investment Divisions’ investment in the corresponding Funds. Although there can be no assurance, in general, the fair value of the investment is the amount the owner of such investment might reasonably expect to receive in an orderly transaction between market participants upon its current sale.

NOTE 3. Contract Charges

Under the term of the contracts, certain charges are allocated to the contract owner to compensate Jackson for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts. These charges result in a reduction in contract unit value or redemptions of contract units in the number of contract units outstanding.

Contract Owner Charges. The following charges are assessed to the contract owner by redemption of contract units outstanding:

Contract Maintenance Charge. An annual contract maintenance charge of $35 - $240 is charged against each contract to reimburse Jackson for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary of the contract date that occurs prior to the annuity date, on contract monthly anniversary or in conjunction with a total withdrawal, as applicable. This charge is specifically imposed to a contract if the contract value is less than $50,000 on the date when the charge is assessed. The charge is deducted by redemption of contract units.

Transfer Charge. A transfer charge of $25 will apply to transfers made by contract owners between the Investment Divisions in excess of 15 transfers in a contract year. Contract year is defined as the succeeding twelve months from the contract issue date. Jackson may waive the transfer charge in connection with pre-authorized automatic transfer programs, or in those states where a lesser charge is required. This charge will be deducted from the amount transferred prior to the allocation to a different Investment Division.

Surrender or Contingent Deferred Sales Charge. During the first three to nine contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract. The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contract. The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year. The surrender charges are assessed by Jackson and withheld from the proceeds of the withdrawals.

Guaranteed Minimum Optional Benefit Charges. The following contract owner charges are guaranteed minimum optional benefit charges:

Jackson National Separate Account I

Notes to Financial Statements

December 31, 2019

Guaranteed Minimum Income Benefit Charge. If this benefit has been selected, Jackson will assess an annual charge of 0.40% to 0.87%, depending on the contract, of the Guaranteed Minimum Income Benefit (“GMIB”) base. The charge will be deducted each calendar quarter from the contract value by redemption of contract units.

Guaranteed Minimum Accumulation Benefit Charge. If this benefit has been selected, Jackson will assess an annual charge of 1.00% to 1.02% of the Guaranteed Value (“GV”). The charge will be deducted each calendar quarter from the contract value by redemption of contract units.

Guaranteed Minimum Withdrawal Benefit Charge. If this benefit has been selected, Jackson will assess an annual charge of 0.50% to 3.00%, depending on the contract of the Guaranteed Withdrawal Balance (“GWB”). The charge will be deducted each calendar quarter from the contract value by redemption of contract units.

Guaranteed Minimum Death Benefit Charge. If any of the optional death benefits are selected that are available under the contract, Jackson will assess an annual charge of 0.20% to 2.50%, depending on the contract of the Death Benefit base. The charge will be deducted each contract quarter from the contract value by redemption of contract units.

Asset-based Charges. The following charges are assessed to the contract owner by a reduction in contract unit value:

Insurance Charges. Jackson deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%. In designated products, this expense is waived for contracts valued greater than $1 million, refer to the product prospectus for eligibility. The administration charge is designed to reimburse Jackson for expenses incurred in administering the Separate Account and its contracts and reduces the contract unit value.

Jackson deducts a daily base contract charge from the net assets of the Separate Account equivalent to an annual rate of 0.00% to 1.65% for the assumption of mortality and expense risks. The mortality risk assumed by Jackson is that the insured may receive benefits greater than those anticipated by Jackson. The expense risk assumed by Jackson is that the actual cost of administering the contracts of the Separate Account may exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

Optional Benefit Charges. The following contract owner charges are optional benefit charges:

Earnings Protection Benefit Charge. If this benefit option has been selected, Jackson will make an additional deduction of 0.20% to 0.70%, depending on the contract chosen, on an annual basis of the average daily net assets of the contract owner’s allocations to the Investment Divisions.

Contract Enhancement Charge. If one of the contract enhancement benefits is selected, then for a period of five to nine contract years, Jackson will make an additional deduction based upon the average daily net assets of the contract owner’s allocations to the Investment Divisions. The amounts of these charges depend upon the contract enhancements selected and range from 0.395% to 0.832%.

Withdrawal Charge Period. If the optional three, four, or five-year withdrawal charge period feature is selected, Jackson will deduct 0.45%, 0.40%, or 0.30%, respectively, on an annual basis of the average daily net assets of the contract owner’s allocations to the Investment Divisions.

20% Additional Free Withdrawal Charge. If a contract owner selects the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a contract year without withdrawal charge, Jackson will deduct 0.30% to 0.40% on an annual basis of the average daily net assets of the contract owner’s allocations to the Investment Divisions.

Optional Death Benefit Charges. If any of the optional death benefits are selected that are available under the contract, Jackson will make an additional deduction of 0.15% to 0.80% on an annual basis of the average daily net assets the contract owner’s allocations to the Investment Divisions, based on the optional death benefit selected.

Premium Taxes. Some states and other governmental entities charge premium taxes or other similar taxes. Jackson pays these taxes and may make a deduction from the value of the contract for them. Premium taxes generally range from 0% to 3.5% depending on the state.

NOTE 4. Related Party Transactions

For contract enhancement benefits related to the optional benefits offered, Jackson contributed $940,434 and $1,362,530 to the Separate Account in the form of additional premium to contract owners’ accounts for the years ended December 31, 2019 and 2018, respectively. These amounts are included in purchase payments from contract transactions.

Contract owners may, with certain restrictions, transfer their assets between the Separate Account and a fixed dollar contract (fixed account) maintained in the accounts of Jackson. These transfers are the result of the contract owner executing fund exchanges. Fund exchanges from the Separate Account to the fixed account are included in transfers between investment divisions, and fund exchanges from the fixed account to the Separate Account are included in purchase payments, as applicable, on the accompanying Statements of Changes in Net Assets.

Jackson National Separate Account I

Notes to Financial Statements

December 31, 2019

NOTE 5. Subsequent Events

Management has evaluated subsequent events for the Separate Accounts through the date the financial statements are issued and has concluded there are no events that require adjustments to the financial statements or disclosure in the notes.

Abbreviations

MC - Mellon Capital

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Jackson National Life Insurance Company and Contract Owners of Jackson National Separate Account I:
Opinion on the Financial Statements
We have audited the accompanying statements of assets and liabilities of the Investment Divisions listed in the Appendix that comprise the Jackson National Separate Account I (the Separate Account) as of the date listed in the Appendix, the related statements of operations for the year or period listed in the Appendix and changes in net assets for the years or periods listed in the Appendix, and the related notes (collectively, the financial statements) and the financial highlights for each of the years or periods indicated therein. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each Investment Division as of the date listed in the Appendix, the results of its operations for the year or period listed in the Appendix, the changes in its net assets for the years or periods listed in the Appendix, and the financial highlights for each of the years or periods indicated therein, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the transfer agent of the underlying mutual funds or by other appropriate auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

We have served as the auditor of one or more of Jackson National Life Insurance Company’s Separate Accounts since 1999.

Chicago, Illinois
March 30, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative (“KPMG International”), a Swiss entity.

Appendix
Statements of assets and liabilities as of December 31, 2019, the related statements of operations for the year then ended, and the statements of changes in net assets for each of the years in the two‑year period then ended.

JNL Aggressive Growth Allocation Fund - Class A
JNL Aggressive Growth Allocation Fund - Class I
JNL Conservative Allocation Fund - Class A
JNL Conservative Allocation Fund - Class I
JNL Growth Allocation Fund - Class A
JNL Growth Allocation Fund - Class I
JNL Institutional Alt 100 Fund - Class A
JNL Institutional Alt 25 Fund - Class A
JNL Institutional Alt 25 Fund - Class I
JNL Institutional Alt 50 Fund - Class A
JNL Institutional Alt 50 Fund - Class I
JNL iShares Tactical Growth Fund - Class A
JNL iShares Tactical Growth Fund - Class I
JNL iShares Tactical Moderate Fund - Class A
JNL iShares Tactical Moderate Fund - Class I
JNL iShares Tactical Moderate Growth Fund - Class A
JNL iShares Tactical Moderate Growth Fund - Class I
JNL Moderate Allocation Fund - Class A
JNL Moderate Allocation Fund - Class I
JNL Moderate Growth Allocation Fund - Class A
JNL Moderate Growth Allocation Fund - Class I
JNL Multi-Manager Alternative Fund - Class A
JNL Multi-Manager Mid Cap Fund - Class A
JNL Multi-Manager Mid Cap Fund - Class I
JNL Multi-Manager Small Cap Growth Fund - Class A
JNL Multi-Manager Small Cap Growth Fund - Class I
JNL Multi-Manager Small Cap Value Fund - Class A
JNL Multi-Manager Small Cap Value Fund - Class I
JNL/American Funds Balanced Fund - Class A
JNL/American Funds Balanced Fund - Class I
JNL/American Funds Blue Chip Income and Growth Fund - Class A
JNL/American Funds Blue Chip Income and Growth Fund - Class I
JNL/American Funds Global Bond Fund - Class A
JNL/American Funds Global Bond Fund - Class I
JNL/American Funds Global Growth Fund - Class A
JNL/American Funds Global Growth Fund - Class I
JNL/American Funds Global Small Capitalization Fund - Class A
JNL/American Funds Global Small Capitalization Fund - Class I
JNL/American Funds Growth Allocation Fund - Class A
JNL/American Funds Growth Allocation Fund - Class I
JNL/American Funds Growth Fund - Class A
JNL/American Funds Growth Fund - Class I
JNL/American Funds Growth-Income Fund - Class A
JNL/American Funds Growth-Income Fund - Class I
JNL/American Funds International Fund - Class A

JNL/American Funds International Fund - Class I
JNL/American Funds Moderate Growth Allocation Fund - Class A
JNL/American Funds Moderate Growth Allocation Fund - Class I
JNL/American Funds New World Fund - Class A
JNL/American Funds New World Fund - Class I
JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class A
JNL/AQR Large Cap Relaxed Constraint Equity Fund - Class I
JNL/AQR Managed Futures Strategy Fund - Class A
JNL/BlackRock Global Allocation Fund - Class A
JNL/BlackRock Global Allocation Fund - Class I
JNL/BlackRock Global Natural Resources Fund - Class A
JNL/BlackRock Large Cap Select Growth Fund - Class A
JNL/BlackRock Large Cap Select Growth Fund - Class I
JNL/Boston Partners Global Long Short Equity Fund - Class A
JNL/Boston Partners Global Long Short Equity Fund - Class I
JNL/Causeway International Value Select Fund - Class A
JNL/Causeway International Value Select Fund - Class I
JNL/ClearBridge Large Cap Growth Fund - Class A
JNL/ClearBridge Large Cap Growth Fund - Class I
JNL/Crescent High Income Fund - Class A
JNL/Crescent High Income Fund - Class I
JNL/DFA Growth Allocation Fund - Class A
JNL/DFA Growth Allocation Fund - Class I
JNL/DFA Moderate Growth Allocation Fund - Class A
JNL/DFA Moderate Growth Allocation Fund - Class I
JNL/DFA U.S. Core Equity Fund - Class A
JNL/DFA U.S. Core Equity Fund - Class I
JNL/DFA U.S. Small Cap Fund - Class A
JNL/DFA U.S. Small Cap Fund - Class I
JNL/DoubleLine Core Fixed Income Fund - Class A
JNL/DoubleLine Core Fixed Income Fund - Class I
JNL/DoubleLine Emerging Markets Fixed Income Fund - Class A
JNL/DoubleLine Emerging Markets Fixed Income Fund - Class I
JNL/DoubleLine Shiller Enhanced CAPE Fund - Class A
JNL/DoubleLine Shiller Enhanced CAPE Fund - Class I
JNL/DoubleLine Total Return Fund - Class A
JNL/DoubleLine Total Return Fund - Class I
JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class A
JNL/Eaton Vance Global Macro Absolute Return Advantage Fund - Class I
JNL/FAMCO Flex Core Covered Call Fund - Class A
JNL/FAMCO Flex Core Covered Call Fund - Class I
JNL/Fidelity Institutional Asset Management Total Bond Fund - Class A(1)
JNL/Fidelity Institutional Asset Management Total Bond Fund - Class I(1)
JNL/First State Global Infrastructure Fund - Class A
JNL/First State Global Infrastructure Fund - Class I
JNL/FPA + DoubleLine Flexible Allocation Fund - Class A
JNL/FPA + DoubleLine Flexible Allocation Fund - Class I
JNL/Franklin Templeton Global Fund - Class A
JNL/Franklin Templeton Global Fund - Class I
JNL/Franklin Templeton Global Multisector Bond Fund - Class A

JNL/Franklin Templeton Global Multisector Bond Fund - Class I
JNL/Franklin Templeton Growth Allocation Fund - Class A(1)
JNL/Franklin Templeton Growth Allocation Fund - Class I(1)
JNL/Franklin Templeton Income Fund - Class A
JNL/Franklin Templeton Income Fund - Class I
JNL/Franklin Templeton International Small Cap Fund - Class A
JNL/Franklin Templeton International Small Cap Fund - Class I
JNL/Franklin Templeton Mutual Shares Fund - Class A
JNL/Franklin Templeton Mutual Shares Fund - Class I
JNL/Goldman Sachs Emerging Markets Debt Fund - Class A
JNL/GQG Emerging Markets Equity Fund - Class A
JNL/GQG Emerging Markets Equity Fund - Class I
JNL/Harris Oakmark Global Equity Fund - Class A
JNL/Harris Oakmark Global Equity Fund - Class I
JNL/Invesco China-India Fund - Class A
JNL/Invesco Diversified Dividend Fund - Class A
JNL/Invesco Diversified Dividend Fund - Class I
JNL/Invesco Global Real Estate Fund - Class A
JNL/Invesco International Growth Fund - Class A
JNL/Invesco International Growth Fund - Class I
JNL/Invesco Small Cap Growth Fund - Class A
JNL/Invesco Small Cap Growth Fund - Class I
JNL/JPMorgan Global Allocation Fund - Class I(1)
JNL/JPMorgan MidCap Growth Fund - Class A
JNL/JPMorgan MidCap Growth Fund - Class I
JNL/JPMorgan U.S. Government & Quality Bond Fund - Class A
JNL/JPMorgan U.S. Government & Quality Bond Fund - Class I
JNL/Lazard Emerging Markets Fund - Class A
JNL/Lazard Emerging Markets Fund - Class I
JNL/Lazard International Strategic Equity Fund - Class A
JNL/Lazard International Strategic Equity Fund - Class I
JNL/Mellon Utilities Sector Fund - Class A(1)
JNL/Mellon Utilities Sector Fund - Class I(1)
JNL/Mellon Bond Index Fund - Class A(1)
JNL/Mellon Bond Index Fund - Class I(1)
JNL/Mellon Communication Services Sector Fund - Class A(1)
JNL/Mellon Communication Services Sector Fund - Class I(1)
JNL/Mellon Consumer Discretionary Sector Fund - Class A(1)
JNL/Mellon Consumer Discretionary Sector Fund - Class I(1)
JNL/Mellon Consumer Staples Sector Fund - Class A(1)
JNL/Mellon Consumer Staples Sector Fund - Class I(1)
JNL/Mellon Dow Index Fund - Class A(1)
JNL/Mellon Dow Index Fund - Class I(1)
JNL/Mellon Emerging Markets Index Fund - Class A(1)
JNL/Mellon Emerging Markets Index Fund - Class I(1)
JNL/Mellon Energy Sector Fund - Class A(1)
JNL/Mellon Energy Sector Fund - Class I(1)
JNL/Mellon Equity Income Fund - Class A(1)
JNL/Mellon Equity Income Fund - Class I(1)
JNL/Mellon Financial Sector Fund - Class A(1)

JNL/Mellon Financial Sector Fund - Class I(1)
JNL/Mellon Healthcare Sector Fund - Class A(1)
JNL/Mellon Healthcare Sector Fund - Class I(1)
JNL/Mellon Index 5 Fund - Class A(1)
JNL/Mellon Industrials Sector Fund - Class A(1)
JNL/Mellon Industrials Sector Fund - Class I(1)
JNL/Mellon Information Technology Sector Fund - Class A(1)
JNL/Mellon Information Technology Sector Fund - Class I(1)
JNL/Mellon International Index Fund - Class A(1)
JNL/Mellon International Index Fund - Class I(1)
JNL/Mellon Materials Sector Fund - Class A(1)
JNL/Mellon Materials Sector Fund - Class I(1)
JNL/Mellon MSCI KLD 400 Social Index Fund - Class A(1)
JNL/Mellon MSCI KLD 400 Social Index Fund - Class I(1)
JNL/Mellon MSCI World Index Fund - Class A(1)
JNL/Mellon MSCI World Index Fund - Class I(1)
JNL/Mellon Nasdaq® 100 Index Fund - Class A(1)
JNL/Mellon Nasdaq® 100 Index Fund - Class I(1)
JNL/Mellon Real Estate Sector Fund - Class A(1)
JNL/Mellon Real Estate Sector Fund - Class I(1)
JNL/Mellon S&P 1500 Growth Index Fund - Class A(1)
JNL/Mellon S&P 1500 Growth Index Fund - Class I(1)
JNL/Mellon S&P 1500 Value Index Fund - Class A(1)
JNL/Mellon S&P 1500 Value Index Fund - Class I(1)
JNL/Mellon S&P 400 MidCap Index Fund - Class A(1)
JNL/Mellon S&P 400 MidCap Index Fund - Class I(1)
JNL/Mellon S&P 500 Index Fund - Class A(1)
JNL/Mellon S&P 500 Index Fund - Class I(1)
JNL/Mellon Small Cap Index Fund - Class A(1)
JNL/Mellon Small Cap Index Fund - Class I(1)
JNL/MFS Mid Cap Value Fund - Class A
JNL/MFS Mid Cap Value Fund - Class I
JNL/Neuberger Berman Commodity Strategy Fund - Class A(1)
JNL/Neuberger Berman Currency Fund - Class A
JNL/Neuberger Berman Currency Fund - Class I
JNL/Neuberger Berman Strategic Income Fund - Class A
JNL/Neuberger Berman Strategic Income Fund - Class I
JNL/Nicholas Convertible Arbitrage Fund - Class A
JNL/Nicholas Convertible Arbitrage Fund - Class I
JNL/Oppenheimer Emerging Markets Innovator Fund - Class A
JNL/Oppenheimer Global Growth Fund - Class A
JNL/Oppenheimer Global Growth Fund - Class I
JNL/PIMCO Income Fund - Class A
JNL/PIMCO Income Fund - Class I
JNL/PIMCO Investment Grade Credit Bond Fund - Class A(1)
JNL/PIMCO Investment Grade Credit Bond Fund - Class I(1)
JNL/PIMCO Real Return Fund - Class A
JNL/PIMCO Real Return Fund - Class I
JNL/PPM America Floating Rate Income Fund - Class A
JNL/PPM America Floating Rate Income Fund - Class I

JNL/PPM America High Yield Bond Fund - Class A
JNL/PPM America High Yield Bond Fund - Class I
JNL/PPM America Mid Cap Value Fund - Class A
JNL/PPM America Mid Cap Value Fund - Class I
JNL/PPM America Small Cap Value Fund - Class A
JNL/PPM America Small Cap Value Fund - Class I
JNL/PPM America Total Return Fund - Class A
JNL/PPM America Total Return Fund - Class I
JNL/PPM America Value Equity Fund - Class A
JNL/PPM America Value Equity Fund - Class I
JNL/RAFI Fundamental Asia Developed Fund - Class A(1)
JNL/RAFI Fundamental Europe Fund - Class A(1)
JNL/S&P 4 Fund - Class A
JNL/S&P 4 Fund - Class I
JNL/S&P Competitive Advantage Fund - Class A
JNL/S&P Competitive Advantage Fund - Class I
JNL/S&P Dividend Income & Growth Fund - Class A
JNL/S&P Dividend Income & Growth Fund - Class I
JNL/S&P International 5 Fund - Class A
JNL/S&P International 5 Fund - Class I
JNL/S&P Intrinsic Value Fund - Class A
JNL/S&P Intrinsic Value Fund - Class I
JNL/S&P Managed Aggressive Growth Fund - Class A
JNL/S&P Managed Aggressive Growth Fund - Class I
JNL/S&P Managed Conservative Fund - Class A
JNL/S&P Managed Conservative Fund - Class I
JNL/S&P Managed Growth Fund - Class A
JNL/S&P Managed Growth Fund - Class I
JNL/S&P Managed Moderate Fund - Class A
JNL/S&P Managed Moderate Fund - Class I
JNL/S&P Managed Moderate Growth Fund - Class A
JNL/S&P Managed Moderate Growth Fund - Class I
JNL/S&P Mid 3 Fund - Class A
JNL/S&P Mid 3 Fund - Class I
JNL/S&P Total Yield Fund - Class A
JNL/S&P Total Yield Fund - Class I
JNL/Scout Unconstrained Bond Fund - Class A
JNL/T. Rowe Price Capital Appreciation Fund - Class A
JNL/T. Rowe Price Capital Appreciation Fund - Class I
JNL/T. Rowe Price Established Growth Fund - Class A
JNL/T. Rowe Price Established Growth Fund - Class I
JNL/T. Rowe Price Managed Volatility Balanced Fund - Class A
JNL/T. Rowe Price Mid-Cap Growth Fund - Class A
JNL/T. Rowe Price Mid-Cap Growth Fund - Class I
JNL/T. Rowe Price Short-Term Bond Fund - Class A
JNL/T. Rowe Price Short-Term Bond Fund - Class I
JNL/T. Rowe Price Value Fund - Class A
JNL/T. Rowe Price Value Fund - Class I
JNL/The London Company Focused U.S. Equity Fund - Class A
JNL/The London Company Focused U.S. Equity Fund - Class I

JNL/VanEck International Gold Fund - Class A
JNL/Vanguard Capital Growth Fund - Class A
JNL/Vanguard Capital Growth Fund - Class I
JNL/Vanguard Equity Income Fund - Class A
JNL/Vanguard Equity Income Fund - Class I
JNL/Vanguard Global Bond Market Index Fund - Class A
JNL/Vanguard Global Bond Market Index Fund - Class I
JNL/Vanguard Growth ETF Allocation Fund - Class A
JNL/Vanguard Growth ETF Allocation Fund - Class I
JNL/Vanguard International Fund - Class A
JNL/Vanguard International Fund - Class I
JNL/Vanguard International Stock Market Index Fund - Class A
JNL/Vanguard International Stock Market Index Fund - Class I
JNL/Vanguard Moderate ETF Allocation Fund - Class A
JNL/Vanguard Moderate ETF Allocation Fund - Class I
JNL/Vanguard Moderate Growth ETF Allocation Fund - Class A
JNL/Vanguard Moderate Growth ETF Allocation Fund - Class I
JNL/Vanguard Small Company Growth Fund - Class A
JNL/Vanguard Small Company Growth Fund - Class I
JNL/Vanguard U.S. Stock Market Index Fund - Class A
JNL/Vanguard U.S. Stock Market Index Fund - Class I
JNL/WCM Focused International Equity Fund - Class A
JNL/WCM Focused International Equity Fund - Class I
JNL/Westchester Capital Event Driven Fund - Class A
JNL/Westchester Capital Event Driven Fund - Class I
JNL/WMC Balanced Fund - Class A
JNL/WMC Balanced Fund - Class I
JNL/WMC Government Money Market Fund - Class A
JNL/WMC Government Money Market Fund - Class I
JNL/WMC Value Fund - Class A
JNL/WMC Value Fund - Class I

Statements of assets and liabilities as of December 31, 2019, and the related statements of operations and changes in net assets for the period from June 24, 2019 (inception) to December 31, 2019.

JNL/AQR Large Cap Defensive Style Fund - Class A
JNL/AQR Large Cap Defensive Style Fund - Class I
JNL/BlackRock Advantage International Fund - Class A
JNL/BlackRock Advantage International Fund - Class I
JNL/DFA International Core Equity Fund - Class A
JNL/DFA International Core Equity Fund - Class I
JNL/JPMorgan Global Allocation Fund - Class A
JNL/RAFI Fundamental U.S. Small Cap Fund - Class A
JNL/RAFI Fundamental U.S. Small Cap Fund - Class I
JNL/RAFI MultiFund -Factor U.S. Equity Fund - Class A
JNL/RAFI MultiFund -Factor U.S. Equity Fund - Class I

Statements of assets and liabilities as of December 31, 2019, and the related statements of operations and changes in net assets for the year ended December 31, 2019 and the period from August 13, 2018 (inception) to December 31, 2018.

JNL Multi-Manager International Small Cap Fund - Class A
JNL/American Funds Capital Income Builder Fund - Class A
JNL/American Funds Capital Income Builder Fund - Class I
JNL/BlackRock Global Natural Resources Fund - Class I
JNL/Heitman U.S. Focused Real Estate Fund - Class A
JNL/Heitman U.S. Focused Real Estate Fund - Class I
JNL/Invesco China-India Fund - Class I
JNL/Invesco Global Real Estate Fund - Class I
JNL/JPMorgan Hedged Equity Fund - Class A
JNL/JPMorgan Hedged Equity Fund - Class I
JNL/Loomis Sayles Global Growth Fund - Class A
JNL/Mellon Index 5 Fund - Class I
JNL/Morningstar Wide Moat Index Fund - Class A
JNL/Morningstar Wide Moat Index Fund - Class I
JNL/RAFI Fundamental Asia Developed Fund - Class I(1)
JNL/RAFI Fundamental Europe Fund - Class I(1)

Statements of operations for the period from January 1, 2019 to June 24, 2019 (closure) and the statements of changes in net assets for the period from January 1, 2019 to June 24, 2019 (closure) and the year ended December 31, 2018.

JNL/AQR Risk Parity Fund - Class A
JNL/BlackRock Global Long Short Credit Fund - Class A
JNL/Epoch Global Shareholder Yield Fund - Class A
JNL/Epoch Global Shareholder Yield Fund - Class I
JNL/MC JNL 5 Fund - Class A
JNL/MC JNL 5 Fund - Class I
JNL/MC S&P SMid 60 Fund - Class A
JNL/MC S&P SMid 60 Fund - Class I
JNL/MC 10 x 10 Fund - Class A
JNL/PPM America Long Short Credit Fund - Class A
JNL/PPM America Long Short Credit Fund - Class I

Statement of operations for the period from January 1, 2019 to June 24, 2019 (closure) and the statements of changes in net assets for the period from January 1, 2019 to June 24, 2019 (closure) and the period August 13, 2018 (inception) to December 31, 2018.

JNL/MC 10 x 10 Fund - Class I

(1)	See Note 1 to the financial statements for the former name of the Investment Division.

APPENDIX B

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Jackson National Life Insurance Company and Subsidiaries:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Jackson National Life Insurance Company and Subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company’s auditor since 1999.

Dallas, Texas
March 5, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative (“KPMG International”), a Swiss entity.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share information)

	December 31,
Assets	2019	2018
Investments:
Available for sale debt securities, at fair value (amortized cost: 2019, $53,505,152; 2018, $52,388,400, including $151,071 and $170,362 at fair value under the fair value option at December 31, 2019 and 2018, respectively)	$56,974,022	$51,865,357
Equity securities, at fair value	1,531,780	1,748,395
Commercial mortgage loans, net of allowance	9,903,569	9,405,897
Policy loans (includes $3,585,838 and $3,543,680 at fair value under the fair value option
at December 31, 2019 and 2018, respectively)	4,705,744	4,687,437
Derivative instruments	1,486,367	730,637
Other invested assets	382,245	389,183
Total investments	74,983,727	68,826,906
Cash and cash equivalents	1,843,787	3,741,713
Accrued investment income	588,639	622,483
Deferred acquisition costs	11,665,230	10,412,327
Reinsurance recoverable	8,410,165	8,497,846
Deferred income taxes, net	676,810	710,503
Receivables from affiliates	247,770	283,793
Other assets	1,269,580	1,240,521
Separate account assets	195,070,474	163,301,375
Total assets	$294,756,182	$257,637,467

Liabilities and Equity
Liabilities
Reserves for future policy benefits and claims payable	$19,128,441	$19,609,799
Other contract holder funds	64,048,396	60,449,255
Funds held under reinsurance treaties, at fair value under the fair value option	3,760,294	3,745,074
Debt	574,724	615,733
Securities lending payable	48,318	43,470
Derivative instruments	24,262	324,389
Other liabilities	2,999,056	2,238,556
Separate account liabilities	195,070,474	163,301,375
Total liabilities	285,653,965	250,327,651

Equity
Common stock, $1.15 par value; authorized 50,000 shares;
issued and outstanding 12,000 shares	13,800	13,800
Additional paid-in capital	4,088,323	3,968,323
Shares held in trust	(4,311)	(11,382)
Equity compensation reserve	526	3,599
Accumulated other comprehensive income, net of tax expense (benefit)
of $331,047 in 2019 and $(235,484) in 2018	2,475,459	(182,759)
Retained earnings	2,528,420	3,518,235
Total stockholder's equity	9,102,217	7,309,816
Total liabilities and equity	$294,756,182	$257,637,467

See accompanying Notes to Consolidated Financial Statements.

2

Jackson National Life Insurance Company and Subsidiaries
Consolidated Income Statements
(In thousands)

	Years Ended December 31,
	2019	2018	2017
Revenues
Fee income	$6,324,974	$6,182,969	$5,734,935
Premium	537,130	5,122,823	169,079
Net investment income	2,761,300	2,601,307	2,654,542
Net realized losses on investments:
Total other-than-temporary impairments	(1,619)	(11,358)	(3,070)
Portion of other-than-temporary impairments included in
other comprehensive income	(724)	(512)	18
Net other-than-temporary impairments	(2,343)	(11,870)	(3,052)
Other net investment losses	(6,457,062)	(613,129)	(3,424,277)
Total net realized losses on investments	(6,459,405)	(624,999)	(3,427,329)
Other income	69,533	60,626	68,395
Total revenues	3,233,532	13,342,726	5,199,622
Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,430,007	6,942,148	1,023,522
Interest credited on other contract holder funds, net of deferrals	1,632,488	1,547,599	1,547,561
Interest expense	83,601	86,172	54,342
Operating costs and other expenses, net of deferrals	1,907,054	1,340,186	1,817,455
Amortization of deferred acquisition and sales inducement costs	(981,423)	1,151,244	(27,492)
Total benefits and expenses	4,071,727	11,067,349	4,415,388
Pretax (loss) income	(838,195)	2,275,377	784,234
Income tax (benefit) expense	(373,380)	248,342	322,932
Net (loss) income	$(464,815)	$2,027,035	$461,302

See accompanying Notes to Consolidated Financial Statements.

3

Jackson National Life Insurance Company and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended December 31,
	2019	2018	2017

Net (loss) income	$(464,815)	$2,027,035	$461,302

Other comprehensive income, net of tax:
Net unrealized gains (losses) on available for sale debt securities not other-than-temporarily impaired (net of tax expense (benefit) of: 2019 $689,532; 2018 $(352,559); 2017 $168,816)	2,593,958	(1,326,295)	406,815

Net unrealized losses on other-than-temporarily impaired available for sale debt securities (net of tax benefit of: 2019 $140; 2018 $97; 2017 $4)	(529)	(366)	(8)

Reclassification adjustment for gains (losses) included in net income (net of tax expense (benefit) of: 2019 $17,223; 2018 $(23,700); 2017 $47,948)	64,789	(89,156)	89,045

Total other comprehensive income (loss)	2,658,218	(1,415,817)	495,852
Comprehensive income	$2,193,403	$611,218	$957,154

See accompanying Notes to Consolidated Financial Statements.

4

Jackson National Life Insurance Company and Subsidiaries
Consolidated Statements of Equity
(In thousands)

					Accumulated
		Additional		Equity	Other		Total
	Common	Paid-In	Shares Held	Compensation	Comprehensive	Retained	Stockholder's
	Stock	Capital	In Trust	Reserve	Income	Earnings	Equity
Balances as of December 31, 2016	$13,800	$3,816,079	$(22,686)	$5,785	$597,122	$2,222,359	$6,632,459

Net income	—	—	—	—	—	461,302	461,302
Change in unrealized investment gains
and losses, net of tax	—	—	—	—	495,852	—	495,852
Dividends to stockholder	—	—	—	—	—	(600,487)	(600,487)
Shares acquired at cost	—	—	(2,392)	—	—	—	(2,392)
Shares distributed at cost	—	—	6,227	—	—	—	6,227
Reserve for equity compensation plans	—	—	—	4,464	—	—	4,464
Balances as of December 31, 2017	13,800	3,816,079	(18,851)	10,249	1,092,974	2,083,174	6,997,425

Net income	—	—	—	—	—	2,027,035	2,027,035
Change in unrealized investment gains
and losses, net of tax	—	—	—	—	(1,415,817)	—	(1,415,817)
Capital Contribution	—	152,244	—	—	—	—	152,244
Dividends to stockholder	—	—	—	—	—	(451,890)	(451,890)
Cumulative effects of changes in
accounting principles, net of tax	—	—	—	—	140,084	(140,084)	—
Shares acquired at cost	—	—	(5,386)	—	—	—	(5,386)
Shares distributed at cost	—	—	12,855	—	—	—	12,855
Reserve for equity compensation plans	—	—	—	(266)	—	—	(266)
Fair value of shares issued under equity
compensation plans	—	—	—	(6,384)	—	—	(6,384)
Balances as of December 31, 2018	13,800	3,968,323	(11,382)	3,599	(182,759)	3,518,235	7,309,816

Net loss	—	—	—	—	—	(464,815)	(464,815)
Change in unrealized investment gains
and losses, net of tax	—	—	—	—	2,658,218	—	2,658,218
Capital Contribution	—	120,000	—	—	—	—	120,000
Dividends to stockholder	—	—	—	—	—	(525,000)	(525,000)
Shares acquired at cost	—	—	(2,865)	—	—	—	(2,865)
Shares distributed at cost	—	—	9,936	—	—	—	9,936
Reserve for equity compensation plans	—	—	—	1,206	—	—	1,206
Fair value of shares issued under equity
compensation plans	—	—	—	(4,279)	—	—	(4,279)
Balances as of December 31, 2019	$13,800	$4,088,323	$(4,311)	$526	$2,475,459	$2,528,420	$9,102,217

See accompanying Notes to Consolidated Financial Statements.

5

Jackson National Life Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net (loss) income	$(464,815)	$2,027,035	$461,302
Adjustments to reconcile net income to net cash provided by
operating activities:
Net realized (gains) losses on investments	(192,872)	18,628	50,663
Net losses on derivatives	6,579,610	480,132	3,130,445
Interest credited on other contract holder funds, gross	1,639,621	1,556,087	1,558,057
Mortality, expense and surrender charges	(640,930)	(663,090)	(671,593)
Amortization of discount and premium on investments	20,246	7,261	16,539
Deferred income tax (benefit) expense	(672,923)	134,520	541,038
Share-based compensation	54,780	26,324	70,810
Cash received from reinsurance transaction	36,583	321,898	—
Change in:
Accrued investment income	38,748	36,019	77,774
Deferred sales inducements and acquisition costs	(1,788,555)	392,041	(881,511)
Income tax accruals	(79,688)	72,152	(204,405)
Other assets and liabilities, net	(171,271)	307,885	600,296
Net cash provided by operating activities	4,358,534	4,716,892	4,749,415

Cash flows from investing activities:
Sales, maturities and repayments of:
Debt securities	10,050,934	5,521,000	9,771,562
Equity securities	470,108	135,504	325,225
Commercial mortgage loans	1,242,742	1,028,609	1,401,641
Purchases of:
Debt securities	(10,514,918)	(7,873,628)	(6,546,920)
Equity securities	(129,933)	(559,284)	(40,128)
Commercial mortgage loans	(1,750,063)	(1,070,411)	(2,358,647)
Other investing activities	(7,683,976)	2,334,064	(4,535,715)
Net cash used in investing activities	(8,315,106)	(484,146)	(1,982,982)

Cash flows from financing activities:
Policyholders' account balances:
Deposits	22,633,929	21,009,161	21,854,967
Withdrawals	(23,106,380)	(21,972,929)	(17,948,260)
Net transfers to separate accounts	2,646,178	(224,991)	(5,406,328)
Net (payments on) proceeds from repurchase agreements	—	—	(411,857)
Net proceeds from (payments on) Federal Home Loan Bank notes	300,140	(600,070)	99,999
Net proceeds from (payments on) debt	16,096	22,393	(5,896)
Shares held in trust at cost, net	7,071	7,469	3,835
Capital contribution from Parent	86,612	100,000	—
Payment of cash dividends to Parent	(525,000)	(450,000)	(600,000)
Net cash provided by (used in) financing activities	2,058,646	(2,108,967)	(2,413,540)

Net (decrease) increase in cash and cash equivalents	(1,897,926)	2,123,779	352,893

Cash and cash equivalents, beginning of year	3,741,713	1,617,934	1,265,041
Cash and cash equivalents, end of year	$1,843,787	$3,741,713	$1,617,934

Supplemental Cash Flow Information
Income tax paid (received)	$379,278	$35,413	$(13,212)
Interest paid	$30,834	$32,995	$21,237

See accompanying Notes to Consolidated Financial Statements.

6

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

1.	Business and Basis of Presentation

Jackson National Life Insurance Company (the “Company” or “Jackson”) is wholly owned by Brooke Life Insurance Company (“Brooke Life” or the “Parent”), which is ultimately a wholly owned subsidiary of Prudential plc (“Prudential”), London, England. Jackson, together with its New York life insurance subsidiary, is licensed to sell group and individual annuity products (including immediate, index linked and deferred fixed annuities and variable annuities), guaranteed investment contracts (“GICs”) and individual life insurance products, including variable universal life, in all 50 states and the District of Columbia.

The consolidated financial statements include accounts, after the elimination of intercompany accounts and transactions, of the following:

•
Life insurers: Jackson and its wholly owned subsidiaries Jackson National Life Insurance Company of New York (“JNY”), Squire Reassurance Company LLC (“Squire Re”), Squire Reassurance Company II, Inc. (“Squire Re II”), VFL International Life Company SPC, LTD and Jackson National Life (Bermuda) LTD;

•	Wholly owned broker-dealer, investment management and investment advisor subsidiaries: Jackson National Life Distributors, LLC, Jackson National Asset Management, LLC;

•	PGDS (US One) LLC (“PGDS”), a wholly owned subsidiary that provides certain services to Jackson and certain affiliates;

•	Other insignificant wholly owned subsidiaries; and

•	Other insignificant partnerships, limited liability companies and variable interest entities (“VIEs”) in which Jackson is deemed the primary beneficiary.

On August 15, 2017, National Planning Holdings, Inc. (“NPH”), Jackson’s affiliated broker-dealer network, announced the sale of its broker-dealer business to LPL Financial LLC (“LPL”). In December 2018, the broker dealer’s subsidiaries were consolidated into NPH, which was then contributed to Jackson by its parent, Brooke Life and, subsequently, converted to National Planning Holdings, LLC (“NPH LLC”).

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Intercompany accounts and transactions have been eliminated upon consolidation.

During 2019, the Company identified an error in the financial statements for the periods ending December 31, 2018 and 2017, related to a miscalculation in an actuarial model, as described below. Management reviewed the impact of the adjustment on these prior periods and determined, taken as a whole, it was immaterial to the prior periods impacted.

In 2017, the Company implemented a revised actuarial model for the valuation of reserves for variable annuity guaranteed benefits. In 2019, management identified a miscalculation in this revised model related to the effect of partial withdrawals on the guaranteed minimum death benefit rollup benefits, which resulted in an overstatement of reserves of $148.2 million and $104.8 million as of December 31, 2018 and 2017, respectively. The Company recorded an immaterial correction to the consolidated financial statements for December 31, 2018, by decreasing reserves for future policy benefits and claims payable by $148.2 million, as well as a resulting increase in deferred acquisition costs and deferred tax asset of $45.4 million and $21.6 million, respectively. As a result, net income increased by $22.7 million and $58.5 million for 2018 and 2017, respectively. The Company also adjusted the corresponding footnotes for 2018 and 2017, where applicable, for this correction.

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments and derivative instruments, including fair values of securities deemed to be in an illiquid market and the determination of when an impairment is other-than-temporary; 2) assessments as to whether certain entities are variable interest entities, the existence of reconsideration events and the determination of which party, if any, should consolidate the entity; 3) assumptions impacting estimated future gross profits, including but not limited to, policyholder behavior, mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 4) assumptions used in calculating policy reserves and liabilities, including but not limited to, policyholder behavior, mortality rates, expenses, investment returns and policy crediting rates; 5) assumptions as to future earnings levels being sufficient to realize deferred tax benefits; 6) estimates related to

7

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

establishment of loan loss reserves, allowances on receivables, liabilities for lawsuits and state guaranty fund assessments; 7) assumptions and estimates associated with the Company’s tax positions, including an estimate of the dividends received deduction, which impact the amount of recognized tax benefits recorded by the Company; 8) value of guaranteed benefits; and 9) value of business acquired, its recoverability and amortization. These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors deemed appropriate. As facts and circumstances dictate, these estimates and assumptions may be adjusted. Since future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the consolidated financial statements in the periods the estimates are changed.

2.	Summary of Significant Accounting Policies

Changes in Accounting Principles - Adopted in Current Year
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842),” which established a new accounting model for leases. Lessees are required to recognize most leases on the balance sheet as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and adjusted for certain lease incentives and initial direct costs. Lease expense recognition continues to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under previous guidance. Effective January 1, 2019, the Company adopted ASU 2016-02 and all related amendments utilizing the effective date transition method with a cumulative effect adjustment recorded as of the beginning of the year. The Company elected the practical expedient to combine lease and non-lease components for certain real estate leases. As permitted by ASU 2016-02, the Company did not reassess whether existing contracts contain a lease under the new definition of a lease, did not change the lease classification for existing leases, and did not reassess whether initial indirect costs for existing leases would qualify for capitalization under the new guidance. The adoption of ASU 2016-02 did not have a material impact on the Company’s consolidated financial statements, but did result in additional disclosures related to leases.

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities,” which changed the recognition and presentation requirements of hedge accounting. Effective January 1, 2019, the Company adopted ASU No. 2017-12 with no impact on the Company’s consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-08, “Receivables - Nonrefundable Fees and Other Costs: Premium Amortization on Purchased Callable Debt Securities,” which required that certain premiums on callable debt securities be amortized to the earliest call date. Effective January 1, 2019, the Company adopted ASU No. 2017-08 with no impact on the Company’s consolidated financial statements.

Changes in Accounting Principles - Issued but Not Yet Adopted
In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract,” which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU No. 2018-15 is effective for fiscal years beginning after December 15, 2019 and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. The adoption of ASU No. 2018-15 is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurements,” which modifies the disclosure requirements on fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted, with the option to early adopt any removed or modified disclosures while delaying adoption of the new disclosures until the effective date. Certain amendments are required to be applied prospectively for only the most recent annual period presented, where other amendments are to be applied retrospectively to all periods presented. Upon adoption in 2020, the Company will revise the impacted disclosures within the Company’s consolidated financial statements.

8

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

In August 2018, the FASB issued ASU No. 2018-12, “Targeted Improvements to the Accounting for Long Duration Contracts,” which includes changes to the existing recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. The amendments in this Update contain four significant changes: 1) For the calculation of the liability for future policy benefits of nonparticipating traditional and limited-payment insurance and reinsurance contracts, cash flow assumptions and discount rates will be required to be updated at least annually; 2) Market risk benefits, a new term for certain contracts or features that provide for potential benefits in addition to the account balance which exposes the insurer to other than nominal market risk, will be measured at fair value; 3) deferred acquisition costs (“DAC”) will be amortized on a constant-level basis, independent of profitability; and 4) enhanced disclosures, including quantitative information in rollforwards for balance sheet accounts, as well as information about significant inputs, judgments, assumptions and methods used in measurement will be required. ASU No. 2018-12 is effective for fiscal years beginning after December 15, 2021, with required retrospective application to January 1, 2020. Early adoption is permitted. The Company has begun its implementation efforts and is currently assessing the impact of the new guidance. Given the nature and extent of the required changes, the adoption of this standard is expected to have a significant impact on the Company’s consolidated financial statements and disclosures. In addition to the initial balance sheet impact upon adoption, the Company also expects a change in the pattern of future profit emergence.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments,” which provides a new current expected credit loss (“CECL”) model to account for credit losses on certain financial assets and off-balance sheet exposures. The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The guidance also modifies the current other-than-temporary impairment guidance for available-for-sale debt securities to require the use of an allowance rather than a direct write down of the investment and replaces existing guidance for purchased credit deteriorated loans and debt securities. The guidance also requires enhanced disclosures. ASU No. 2016-13 is effective for public entities that meet the definition of an SEC filer for annual reporting periods beginning after December 15, 2019. As of December 31, 2019, the Company estimates the commercial mortgage and other loan CECL allowance to be a reduction in opening retained earnings by approximately $60 - $85 million on a pre-tax basis. The ultimate impact of adoption is dependent upon changes in the outstanding balance and composition of the investment portfolio, macroeconomic conditions, and reasonable and supportable forecasts of those macroeconomic conditions used within the credit loss models. Further validation of the models could also impact the balance sheet adjustment upon implementation. While the final methodology for the reinsurance receivable CECL allowance is still under development, the allowance is not expected to be material. The Company plans to adopt the standard on its effective date of January 1, 2020, with a cumulative effect adjustment to retained earnings.

Comprehensive Income
Comprehensive income includes all changes in stockholder’s equity (except those arising from transactions with owners/stockholders) and, in the Company’s case, includes net income and net unrealized gains or losses on available for sale debt securities.

Investments
Debt securities consist primarily of bonds, notes, and asset-backed securities. Acquisition discounts and premiums on debt securities are amortized into investment income through call or maturity dates using the effective interest method. Discounts and premiums on asset-backed securities are amortized over the estimated redemption period. Certain asset-backed securities are considered to be other than high quality or otherwise deemed to be high-risk, meaning the Company might not recover substantially all of its recorded investment due to unanticipated prepayment events. For these securities, changes in investment yields due to changes in estimated future cash flows are accounted for on a prospective basis. The carrying value of such securities was $220.1 million and $291.6 million as of December 31, 2019 and 2018, respectively.

Debt securities are generally classified as available for sale and are carried at fair value. For declines in fair value considered to be other-than-temporary, an impairment charge reflecting the difference between the amortized cost basis and fair value is included in net realized losses on investments. If management believes the Company does not intend to sell the security and is not more likely than not to be required to sell the security prior to recovery of its amortized cost basis, an amount representing the non-credit related portion of a loss is reclassified out of net realized losses on investments and into other comprehensive income. In determining whether an other-than-temporary impairment has

9

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

occurred, and in calculating the non-credit related component of the total impairment loss, the Company considers a number of factors, which are further described in Note 3.

Equity securities include common stocks, preferred stocks, mutual funds, and limited partnerships. Carrying values for limited partnership investments are generally determined by using the proportion of the Company’s investment in each fund (Net Asset Value (“NAV”) equivalent) as a practical expedient for fair value. All equity securities are carried at fair value with changes in value included in net investment income.

Commercial mortgage loans are carried at the aggregate unpaid principal balance, adjusted for any applicable unamortized discount or premium, impairments or allowance for loan losses. Acquisition discounts and premiums on commercial mortgage loans are amortized into investment income through maturity dates using the effective interest method.

On a periodic basis, the Company assesses the commercial mortgage loan portfolio for the need for an allowance for loan losses. In determining its allowance for loan losses, the Company evaluates each loan to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The allowance includes loan specific reserves for loans that are determined to be non-performing as a result of this loan review process and a portfolio reserve for probable incurred but not specifically identified losses for performing loans. The loan specific portion of the loss allowance is based on the Company’s assessment as to ultimate collectability of loan principal and interest, or other value expected in lieu of loan principal and interest. This review contemplates a variety of factors which may include, but are not limited to, current economic conditions, the physical condition of the property, the financial condition of the borrower, and the near and long-term prospects for change in these conditions. In determining the portfolio reserve for incurred but not specifically identified losses, Jackson considers the current credit composition of the portfolio based on the results of its loan modeling analysis, which considers property type, default statistics, historical losses and other relevant factors to determine probability of default and other default loss estimates. Model assumptions are updated each quarter and, based upon actual loan experience, are considered together with other relevant qualitative factors in making the final portfolio reserve calculations. The valuation allowance for commercial mortgage loans can increase or decrease from period to period based on these factors. Changes in the allowance for loan losses are recorded in net investment income.

Separately, the Company also reviews individual loans in the portfolio for impairment based on an assessment of the factors identified above. Impairment charges recognized are recorded initially against the established loan loss allowance and, if necessary, any additional amounts are recorded as realized losses. As deemed necessary based on cash flow expectations and other factors, Jackson may place loans on non-accrual status. In this case, all cash received is applied against the carrying value of the loan.

Policy loans are loans the Company issues to contract holders that use the cash surrender value of their life insurance policy or annuity contract as collateral. The Company elected the fair value option upon acquisition of policy loans held as collateral for reinsurance, further described below. At December 31, 2019 and 2018, $3.6 billion and $3.5 billion, respectively, of these loans were carried at fair value, which the Company believes is equal to the unpaid principal balances plus accrued investment income. At December 31, 2019 and 2018, the Company had $1.1 billion and $1.2 billion respectively, of policy loans not held as collateral for reinsurance, which were carried at the unpaid principal balances.

Other invested assets primarily include investments in Federal Home Loan Bank capital stock and real estate. Federal Home Loan Bank capital stock is carried at cost and adjusted for any impairment. Real estate is carried at the lower of depreciated cost or fair value.

The Company’s involvement with variable interest entities (“VIEs”) is primarily to invest in assets that gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance the activities of the entity without additional subordinated financial support, or where investors lack certain characteristics of a controlling financial interest. The Company performs ongoing qualitative assessments of variable interests in VIEs to determine whether it has a controlling financial interest and would, therefore, be considered the primary beneficiary of the VIE. If the Company determines it is the primary beneficiary of a VIE, it consolidates the assets and liabilities of the VIE in its consolidated financial statements.

10

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Realized gains and losses on sales of investments are recognized in income at the date of sale and are determined using the specific cost identification method.

The Company elected the fair value option for certain assets which are held as collateral for reinsurance, as further described below. Accordingly, the Company established a funds held liability, for which the Company also elected the fair value option. The value of the funds held liability is equal to the fair value of the assets held as collateral. The income and any changes in unrealized gains and losses on these assets and the corresponding funds held liability are included in net investment income and have no impact on the Company’s consolidated income statements.

The changes in unrealized gains and losses on certain investments that are classified as available for sale and the non-credit related portion of other-than-temporary impairment charges are excluded from net income and included as a component of other comprehensive income and total equity, net of tax and the effect of the adjustment for deferred acquisition costs and deferred sales inducements. The changes in unrealized gains and losses on investments for which Jackson elected the fair value option are included in net investment income.

Derivative Instruments and Embedded Derivatives
The Company enters into financial derivative transactions, including, but not limited to, swaps, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, credit quality or degree of exposure with respect to assets, liabilities or future cash flows which the Company has acquired or incurred. The Company manages the potential credit exposure for over-the-counter derivative contracts through careful evaluation of the counterparty credit standing, collateral agreements, and master netting agreements. The Company is exposed to credit-related losses in the event of nonperformance by counterparties, however, it does not anticipate nonperformance. There were no charges due to nonperformance by derivative counterparties in 2019, 2018, or 2017.

The Company generally uses freestanding derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities and guarantees offered in connection with variable annuities issued by the Company, may contain embedded derivatives. Further details regarding Jackson’s derivative positions are included in Note 4. The Company generally does not account for freestanding derivatives as either fair value or cash flow hedges as might be permitted if specific hedging documentation requirements were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes, are carried at fair value. The results from freestanding derivative instruments and embedded derivatives, including net payments, realized gains and losses and changes in value, are reported in net income, as further detailed in Note 4.

Cash and Cash Equivalents
Cash and cash equivalents primarily include money market instruments and bank deposits.

Fair Value Measurement
Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All financial assets and liabilities measured at fair value are required to be classified into one of the following categories:

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 securities include U.S. Treasury securities and exchange traded equity securities and derivative instruments.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Most debt securities that are model priced using observable inputs are classified within Level 2. Also included are freestanding and embedded derivative instruments that are priced using models with observable market inputs.

11

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Embedded derivatives that are valued using unobservable inputs are included in Level 3. Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment may be used to determine the Level 3 fair values. Level 3 fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company determines the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. As a result, both observable and unobservable inputs may be used in the determination of fair values that the Company has classified within Level 3.

The Company determines the fair values of certain financial assets and liabilities based on quoted market prices, where available. The Company may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate. When appropriate, fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and risk margins on unobservable inputs.

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument. At times, illiquid market conditions may result in inactive markets for certain of the Company’s financial instruments. In such instances, there may be no or limited observable market data for these assets and liabilities. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed. As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument. In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

Refer to Note 5 for further discussion of the methodologies used to determine fair values of the Company’s financial instruments.

Deferred Acquisition Costs
Under current accounting guidance, certain costs that are directly related to the successful acquisition of new or renewal insurance business can be capitalized as deferred acquisition costs. These costs primarily pertain to commissions and certain costs associated with policy issuance and underwriting. All other acquisition costs are expensed as incurred.

Deferred acquisition costs are increased by interest thereon and amortized into income in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits, including realized gains and losses and derivative movements, for annuities and interest-sensitive life products. Due to volatility of certain factors that affect gross profits, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period. In the event of negative amortization, the related deferred acquisition cost balance is capped at the initial amount capitalized, plus interest. Unamortized deferred acquisition costs are written off when a contract is internally replaced and substantially changed.

As certain available for sale debt securities are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. This adjustment, along with the change in net unrealized gains (losses) on available for sale debt securities, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income. At December 31, 2019 and 2018, deferred acquisition costs decreased by $573.8 million and $26.6 million, respectively, to reflect this adjustment.

For variable annuity business, the Company employs a mean reversion methodology that is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels.  The mean reversion methodology achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under this methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the

12

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

current and preceding two years, the average rate of return over the eight-year period is 7.4% for both 2019 and 2018, after investment management fees. The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years. At December 31, 2019 and 2018, projected returns under mean reversion were within the range bound by the 15% cap and 0% floor. At December 31, 2019 and 2018, projected returns after the next five years were set at 7.4%.

Deferred acquisition costs are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts. Any amount deemed unrecoverable is written off with a charge through deferred acquisition costs amortization. No such write-offs were required for 2019, 2018, and 2017.

Deferred Sales Inducements
Under current accounting guidance, certain sales inducement costs that are directly related to the successful acquisition of new or renewal insurance business can be capitalized as deferred sales inducement costs. Bonus interest on deferred fixed annuities and contract enhancements on fixed index annuities and variable annuities are capitalized as deferred sales inducements and included in other assets. Deferred sales inducements are increased by interest thereon and amortized into income in proportion to estimated gross profits, including realized capital gains and losses and derivative movements. Due to volatility of certain factors that affect gross profits, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period. In the event of negative amortization, the related deferred sales inducements balance is capped at the initial amount capitalized, plus interest. Unamortized deferred sales inducements are written off when a contract is internally replaced and substantially changed.

As certain available for sale debt securities are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. This adjustment, along with the change in net unrealized gains (losses) on available for sale debt securities, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income. At December 31, 2019 and 2018, deferred sales inducements decreased by $88.6 million and $8.7 million, respectively, to reflect this adjustment.

For variable annuity business, the Company employs the same mean reversion methodology as is employed for deferred acquisition costs as described above.

Deferred sales inducements are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts. Any amount deemed unrecoverable is written off with a charge through deferred sales inducements amortization. No such write-offs were required for 2019, 2018, and 2017.

Actuarial Assumption Changes (Unlocking)
Annually, or as circumstances warrant, the Company conducts a comprehensive review of the assumptions used for its estimates of future gross profits underlying the amortization of deferred acquisition costs and deferred sales inducements, as well as the valuation of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.  These assumptions include, but may not be limited to, policyholder behavior, mortality rates, expenses, investment returns and policy crediting rates. Based on this review, the cumulative balances of deferred acquisition costs, deferred sales inducements and life and annuity guaranteed benefit reserves are adjusted with a corresponding benefit or charge to net income. Additionally, in 2017, the Company implemented an enhancement to the method for incorporating own credit risk in the discounting of embedded derivative cash flows. The impact of the enhancement reduced reserves by $558.0 million, net of deferred acquisition costs.

Reinsurance and Funds Held Under Reinsurance Treaties
The Company enters into assumed and ceded reinsurance agreements with other companies in the normal course of business.  Ceded reinsurance agreements are reported on a gross basis on the Company’s consolidated balance sheets as an asset for amounts recoverable from reinsurers or as a component of other assets or liabilities for amounts, such as premiums, owed to or due from reinsurers.  Reinsurance assumed and ceded premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premium income and benefit expenses are reported net of reinsurance assumed and ceded.

13

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The Company has three retrocession reinsurance agreements (“retro treaties”) with Swiss Reinsurance Company Ltd. (“SRZ”). Pursuant to these retro treaties, the Company ceded to SRZ on a 100% coinsurance basis, subject to pre-existing reinsurance with other parties, certain blocks of business.

As a result of these retro treaties, the Company holds certain assets, primarily in the form of policy loans and debt securities, as collateral for the reinsurance recoverable. Investment income and realized gains or losses earned on assets held as collateral are paid by the Company to SRZ, pursuant to the terms of the treaties. Investment income and realized gains and losses are reported net of investment income and realized gains and losses on funds held under reinsurance treaties, with no net impact on the Company’s consolidated income statements.

The income credited to SRZ on the funds held for the retro treaties is based on the income earned on those assets, which results in an embedded derivative (total return swap). However, the Company elected the fair value option for the funds held liability, which is carried at fair value with changes in fair value reported in net investment income. Accordingly, the embedded derivative is not bifurcated or separately valued.

Receivables from Affiliates
Effective December 30, 2016, the Company executed a reserve financing transaction, whereby, for statutory reporting, the risk on $319.0 million of statutory basis redundant term life reserves was transferred to a third-party reinsurer. In conjunction with the transaction, Squire Re II financed the excess reserves through a surplus note (the “Squire Surplus Note”) issued to an affiliate, Brier Capital LLC (“Brier”), in return for a note receivable from Brier (the “Financing Note”). Quarterly interest payments due under the Financing Note and the Squire Surplus Note are offset against each other and only the net amounts are due. The outstanding principal on the Financing Note and the Squire Surplus Note, each initially $344.0 million, are expected to increase or decrease in relation to changes in the excess reserves financed. The Financing Note, reported in Receivables from Affiliates, matures December 30, 2031 and bears interest at 4.00%. The outstanding balance of both the Financing Note and the Squire Surplus Note was $247.8 million and $283.8 million at December 31, 2019 and 2018, respectively.

Jackson provides a revolving credit facility to Jackson Holdings, LLC, an upstream holding company. The outstanding balance at both December 31, 2019 and 2018 was nil.

Value of Business Acquired
The Company has an intangible asset representing the value of business acquired (“VOBA”), which is included in other assets. In connection with the acquisition of insurance policies and investment contracts in the acquisition of a business, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies and investment contracts. This intangible asset, or VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The Company established a VOBA intangible asset for previously acquired traditional life insurance products and deferred annuity contracts. This intangible asset is amortized over the life of the business, which approximates 20 years. The unamortized VOBA balance is subject to recoverability testing at the end of each reporting period to ensure that the balance does not exceed the present value of anticipated gross profits.

Income Taxes
The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as certain foreign jurisdictions.

Jackson files a consolidated federal income tax return with Brooke Life, Jackson National Life Insurance Company of New York and, Squire Re II. Jackson National Life (Bermuda) LTD and VFL International Life Company SPC, LTD are taxed as controlled foreign corporations of Jackson. With the exception of several insignificant wholly owned subsidiaries that are not included in the Jackson consolidated tax return, all other subsidiaries are limited liability companies with all of their interests owned by Jackson. Accordingly, they are not considered separate entities for income tax purposes and, therefore, are taxed as part of the operations of Jackson. Income tax expense is the amount calculated on a separate company basis.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the effects of recording certain invested assets at market value, the deferral of acquisition costs and sales inducements and the provisions for future policy benefits and expenses. Deferred tax assets

14

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

and liabilities are measured using the tax rates expected to be in effect when such benefits are realized. Jackson is required to test the value of deferred tax assets for realizability. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In determining the need for a valuation allowance, the Company considers the carryback eligibility of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for Jackson’s deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance. In order to recognize a tax benefit in the consolidated financial statements, there must be a greater than fifty percent chance of success of the Company’s position being sustained by the relevant taxing authority with regard to that tax position. Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds
For traditional life insurance contracts, which include term and whole life, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, persistency and expenses, plus provisions for adverse deviations. These assumptions are not unlocked unless the reserve is determined to be deficient. Interest rate assumptions range from 2.5% to 6.0%. Lapse, mortality, and expense assumptions for recoverability are based primarily on Company experience. The Company’s liability for future policy benefits also includes net liabilities for guaranteed benefits related to certain nontraditional long-duration life and annuity contracts, which are further discussed in Note 9.

Group payout annuities consist of a closed block of defined benefit annuity plans. The liability for future benefits for these limited payment contracts is calculated using assumptions as of the acquisition date as to mortality and expense plus provisions for adverse deviation.

In conjunction with a prior acquisition, the Company recorded a fair value adjustment related to certain annuity and interest sensitive liability blocks of business to reflect the cost of the interest guarantees within the inforce liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate. This adjustment was recorded in reserves for future policy benefits and claims payable. This component of the acquired reserves is reassessed at the end of each period, taking into account changes in the inforce block. Any resulting change in the reserve is recorded as a change in policy reserve through the consolidated income statements.

For the Company’s interest-sensitive life contracts, liabilities approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to previously acquired business. For fixed deferred annuities, the liability is the policyholder’s account value, plus the unamortized balance of the above mentioned fair value adjustment. For the fixed option on variable annuities, guaranteed investment contracts and other investment contracts, the liability is the policyholder’s account value. The liability for fixed index annuities is based on three components, 1) the imputed value of the underlying guaranteed host contract, 2) the fair value of the embedded option component of the contract and 3) the liability for guaranteed benefits related to the optional lifetime income rider.

The Company has formed both a special purpose vehicle and a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with the Company and secured by the issuance of funding agreements.

Those Medium Term Note instruments issued in a foreign currency have been economically hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, including unrealized foreign currency gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

15

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Trust instrument liabilities are adjusted to reflect the effects of foreign currency gains and losses using exchange rates as of the reporting date. Foreign currency gains and losses are included in other net investment losses.

Jackson and Squire Re are members of the Federal Home Loan Bank of Indianapolis (“FHLBI”) primarily for the purpose of participating in the bank’s mortgage-collateralized loan advance program with short-term and long-term funding facilities. Members are required to purchase and hold a minimum amount of FHLBI capital stock, plus additional stock based on outstanding advances. Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI.

The Company’s institutional products business is comprised of the guaranteed investment contracts, funding agreements and FHLBI funding agreement advances described above.

Contingent Liabilities
The Company is a party to legal actions and, at times, regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate their impact on the Company’s financial position. A reserve is established for contingent liabilities if it is probable that a loss has been incurred and the amount is reasonably estimable. It is possible that an adverse outcome in certain of the Company’s contingent liabilities, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company’s financial position. However, it is the opinion of management that the ultimate disposition of contingent liabilities is unlikely to have a material adverse effect on the Company's financial position.

Separate Account Assets and Liabilities
The Company maintains separate account assets, which are reported at fair value.  The related liabilities are reported at an amount equivalent to the separate account assets.  At December 31, 2019 and 2018, the assets and liabilities associated with variable life and annuity contracts were $195.1 billion and $163.3 billion, respectively.  Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company.  Refer to Note 9 for additional information regarding the Company’s contractual guarantees.  Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements. Amounts assessed against the contract holders for mortality, variable annuity benefit guarantees, administrative, and other services are reported in revenue as fee income.

Included in the above mentioned assets and liabilities is a Company issued group variable annuity contract designed for use in connection with and issued to the Company’s Defined Contribution Retirement Plan. These deposits are allocated to the Jackson National Separate Account - II, which had balances of $316.3 million and $251.6 million at December 31, 2019 and 2018, respectively. The Company receives administrative fees for managing the funds. These fees are recorded as earned and included in fee income in the consolidated income statements.

Debt
Liabilities for the Company’s debt are primarily carried at an amount equal to the unpaid principal balance.  Original issuance discount or premium and any debt issue costs, if applicable, are recognized as a component of interest expense over the period the debt is expected to be outstanding.  Refer to Note 10 for further information regarding the Company’s debt.

Share-Based Compensation
As more fully described in Note 14, the Company has certain share award plans that are either equity settled or liability settled. The Company recognizes compensation expense based on a grant-date award fair value, ratably over the requisite service period of each individual grant, which generally equals the vesting period. Additional compensation expense is recognized based on the change in fair value of the award at the end of each reporting period.

Revenue and Expense Recognition
Premiums for traditional life insurance are reported as revenues when due. Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts. This association is accomplished through provisions for future policy benefits and the deferral and amortization of certain acquisition costs.

Deposits on interest-sensitive life products and investment contracts, principally deferred annuities and guaranteed investment contracts, are treated as policyholder deposits and excluded from revenue. Revenues consist primarily of

16

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

investment income and charges assessed against the account value for mortality charges, surrenders, variable annuity benefit guarantees and administrative expenses. Fee income also includes revenues related to asset management fees and certain service fees. Surrender benefits are treated as repayments of the policy holder account. Annuity benefit payments are treated as reductions to the policyholder account. Death benefits in excess of the policyholder account are recognized as an expense when incurred. Expenses consist primarily of the interest credited to policyholder deposits. Underwriting and other direct acquisition expenses are associated with gross profit in order to recognize profit over the life of the business. This is accomplished through deferral and amortization of acquisition costs and sales inducements. Expenses not related to policy acquisition are recognized when incurred.

Investment income is not accrued on securities in default and otherwise where the collection is uncertain. In these cases, receipts of interest on such securities are used to reduce the cost basis of the securities.

Subsequent Events
The Company has evaluated events through March 5, 2020, which is the date the consolidated financial statements were available to be issued.

3.	Investments

Investments are comprised primarily of fixed-income securities and loans, primarily publicly-traded corporate and government bonds, asset-backed securities and commercial mortgage loans. Asset-backed securities include mortgage-backed and other structured securities. The Company generates the majority of its general account deposits from interest-sensitive individual annuity contracts, life insurance products and guaranteed investment contracts on which it has committed to pay a declared rate of interest. The Company's strategy of investing in fixed-income securities and loans aims to ensure matching of the asset yield with the amounts credited to the interest-sensitive liabilities and to earn a stable return on its investments.

Debt Securities
The following table sets forth the composition of the fair value of debt securities at December 31, 2019, classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the National Association of Insurance Commissioners (“NAIC”), or if not rated by such organizations, the Company’s affiliated investment advisor. At December 31, 2019, the carrying value of investments rated by the Company’s affiliated investment advisor totaled $310.0 million. For purposes of the table, if not otherwise rated higher by a NRSRO, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Classes 4 through 6 in B and below.

Percent of Total
Debt Securities
Carrying Value
Investment Rating	December 31, 2019
AAA	20.2%
AA	7.2%
A	37.5%
BBB	33.3%
Investment grade	98.2%
BB	1.2%
B and below	0.6%
Below investment grade	1.8%
Total fixed maturities	100.0%

At December 31, 2019, based on ratings by NRSROs, of the total carrying value of debt securities in an unrealized loss position, 82% were investment grade, 3% were below investment grade and 15% were not rated. Unrealized losses on debt securities that were below investment grade or not rated were approximately 43% of the aggregate gross unrealized losses on available for sale debt securities.

Corporate securities in an unrealized loss position were diversified across industries. As of December 31, 2019, the industries accounting for the largest percentage of unrealized losses included consumer goods (23% of corporate gross

17

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

unrealized losses) and energy (20%). The largest unrealized loss related to a single corporate obligor was $1.3 million at December 31, 2019.

At December 31, 2019 and 2018, the amortized cost, gross unrealized gains and losses, fair value and non-credit other-than-temporary impairment (“OTTI”) of available for sale debt securities, including $151.1 million and $170.4 million in securities carried at fair value under the fair value option, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2019	Cost (1)	Gains	Losses	Value	OTTI (2)
Debt Securities
U.S. government securities	$5,709,013	$427,441	$705	$6,135,749	$—
Other government securities	1,601,199	140,134	50	1,741,283	—
Public utilities	6,150,362	602,251	2,348	6,750,265	—
Corporate securities	34,225,801	2,141,339	16,759	36,350,381	—
Residential mortgage-backed	989,312	60,476	1,543	1,048,245	(24,042)
Commercial mortgage-backed	2,948,412	101,447	3,461	3,046,398	205
Other asset-backed securities	1,881,053	30,040	9,392	1,901,701	(10,824)
Total debt securities	$53,505,152	$3,503,128	$34,258	$56,974,022	$(34,661)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2018	Cost (1)	Gains	Losses	Value	OTTI (2)
Debt Securities
U.S. government securities	$5,713,656	$15	$238,888	$5,474,783	$—
Other government securities	1,471,357	23,590	13,771	1,481,176	—
Public utilities	5,833,462	165,615	80,865	5,918,212	—
Corporate securities	34,815,946	369,043	778,917	34,406,072	—
Residential mortgage-backed	770,697	51,257	8,152	813,802	(25,221)
Commercial mortgage-backed	2,469,784	14,633	33,449	2,450,968	205
Other asset-backed securities	1,313,498	19,581	12,735	1,320,344	(10,824)
Total debt securities	$52,388,400	$643,734	$1,166,777	$51,865,357	$(35,840)

(1)	Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.
(2)	Represents the amount of non-credit OTTI gains (losses) recognized in other comprehensive income on securities for which credit impairments have been recorded.

18

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The amortized cost, gross unrealized gains and losses, and fair value of debt securities at December 31, 2019, by contractual maturity, are shown below (in thousands). Actual maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.

		Gross	Gross
	Amortized(1)	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Due in 1 year or less	$2,147,068	$20,914	$310	$2,167,672
Due after 1 year through 5 years	12,189,795	499,737	1,084	12,688,448
Due after 5 years through 10 years	18,378,278	1,139,060	11,199	19,506,139
Due after 10 years through 20 years	6,980,513	772,931	3,817	7,749,627
Due after 20 years	7,990,721	878,523	3,452	8,865,792
Residential mortgage-backed	989,312	60,476	1,543	1,048,245
Commercial mortgage-backed	2,948,412	101,447	3,461	3,046,398
Other asset-backed securities	1,881,053	30,040	9,392	1,901,701
Total	$53,505,152	$3,503,128	$34,258	$56,974,022

(1) Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.

Securities with a carrying value of $117.5 million and $107.1 million at December 31, 2019 and 2018, respectively, were on deposit with regulatory authorities, as required by law in various states in which business is conducted.

At December 31, 2019 and 2018, debt securities include $151.1 million and $170.4 million, respectively, held in trust pursuant to the retro treaties with SRZ.

Residential mortgage-backed securities (“RMBS”) include certain RMBS, which are collateralized by residential mortgage loans and are neither explicitly nor implicitly guaranteed by U.S. government agencies (“non-agency RMBS”). The Company’s non-agency RMBS include investments in securities backed by prime, Alt-A, and subprime loans as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2019	Cost	Gains	Losses	Value
Prime	$320,795	$13,079	$101	$333,773
Alt-A	89,357	24,975	20	114,312
Subprime	80,086	13,008	53	93,041
Total non-agency RMBS	$490,238	$51,062	$174	$541,126

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2018	Cost	Gains	Losses	Value
Prime	$211,848	$10,386	$988	$221,246
Alt-A	110,207	22,710	297	132,620
Subprime	110,602	12,170	365	122,407
Total non-agency RMBS	$432,657	$45,266	$1,650	$476,273

The Company defines its exposure to non-agency residential mortgage loans as follows. Prime loan-backed securities are collateralized by mortgage loans made to the highest rated borrowers. Alt-A loan-backed securities are collateralized by mortgage loans made to borrowers who lack credit documentation or necessary requirements to obtain prime borrower rates. Subprime loan-backed securities are collateralized by mortgage loans made to borrowers that have a FICO score of 680 or lower.

19

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The following table summarizes the number of securities, fair value and the related amount of gross unrealized losses aggregated by investment category and length of time that individual debt securities have been in a continuous loss position (dollars in thousands):

	December 31, 2019			December 31, 2018

	Less than 12 months			Less than 12 months
	Gross	Fair Value		Gross	Fair Value
	Unrealized		# of	Unrealized		# of
	Losses		securities	Losses		securities
U.S. government securities	$439	$35,304	1	$163,795	$3,974,019	13
Other government securities	49	3,976	1	4,731	272,178	12
Public utilities	1,916	177,199	22	51,088	1,502,841	146
Corporate securities	13,236	1,303,684	93	546,814	17,308,634	1,395
Residential mortgage-backed	824	251,299	27	2,241	88,304	57
Commercial mortgage-backed	3,415	361,889	35	13,282	906,683	56
Other asset-backed securities	8,180	684,169	72	1,883	311,333	57
Total temporarily impaired
securities	$28,059	$2,817,520	251	$783,834	$24,363,992	1,736

	12 months or longer			12 months or longer
	Gross	Fair Value		Gross	Fair Value
	Unrealized		# of	Unrealized		# of
	Losses		securities	Losses		securities
U.S. government securities	$266	$104,589	2	$75,093	$1,420,441	11
Other government securities	—	—	—	9,039	103,619	9
Public utilities	433	8,710	1	29,777	520,522	48
Corporate securities	3,523	108,060	22	232,104	3,421,660	321
Residential mortgage-backed	719	62,884	43	5,911	139,273	77
Commercial mortgage-backed	46	10,529	2	20,167	511,273	47
Other asset-backed securities	1,212	63,245	13	10,852	375,711	76
Total temporarily impaired
securities	$6,199	$358,017	83	$382,943	$6,492,499	589

	Total			Total
	Gross	Fair Value		Gross	Fair Value
	Unrealized		# of	Unrealized		# of
	Losses		securities	Losses		securities
U.S. government securities	$705	$139,893	3	$238,888	$5,394,460	24
Other government securities	49	3,976	1	13,770	375,797	21
Public utilities	2,349	185,909	23	80,865	2,023,363	194
Corporate securities	16,759	1,411,744	115	778,918	20,730,294	1,716
Residential mortgage-backed	1,543	314,183	70	8,152	227,577	134
Commercial mortgage-backed	3,461	372,418	37	33,449	1,417,956	103
Other asset-backed securities	9,392	747,414	85	12,735	687,044	133
Total temporarily impaired
securities	$34,258	$3,175,537	334	$1,166,777	$30,856,491	2,325

Other-Than-Temporary Impairments on Available For Sale Securities
The Company periodically reviews its available for sale debt securities on a case-by-case basis to determine if any decline in fair value to below cost or amortized cost is other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss and the reasons for the decline in value and expectations for the amount and timing of a recovery in fair value.

20

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Securities the Company determines are underperforming or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration that has led to a significant decline in fair value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness.

In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and exercises considerable judgment in determining whether a security is other-than-temporarily impaired. Assessment factors include judgments about an obligor’s current and projected financial position, an issuer’s current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing the obligations and the macro-economic and micro-economic outlooks for specific industries and issuers. This assessment may also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing capabilities.

Among the specific factors considered are whether the decline in fair value results from a change in the credit quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the near-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions (e.g., minor increases in interest rates, temporary market illiquidity or volatility, or industry-related events) and where the Company also believes there exists a reasonable expectation for recovery in the near term are usually determined to be temporary. To the extent that factors contributing to impairment losses recognized affect other investments, such investments are also reviewed for other-than-temporary impairment and losses are recorded when appropriate.

In addition to the review procedures described above, investments in asset-backed securities where market prices are depressed are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments. These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against third-party sources.

Even in the case of severely depressed market values on asset-backed securities, the Company places significant reliance on the results of its cash flow testing and its lack of an intent to sell these securities until their fair values recover when reaching other-than-temporary impairment conclusions with regard to these securities. Other-than-temporary impairment charges are recorded on asset-backed securities when the Company forecasts a contractual payment shortfall.

The Company recognizes other-than-temporary impairments on debt securities in an unrealized loss position when any of the following circumstances exists:

•	The Company does not expect full recovery of the amortized cost based on the discounted cash flows estimated to be collected;

•	The Company intends to sell a security; or,

•	It is more likely than not that the Company will be required to sell a security prior to recovery.

For mortgage-backed securities, credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure. The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity.

Specifically for prime and Alt-A RMBS, the assumed default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans. As of December 31, 2019 and 2018, assumed default rates for delinquent loans ranged from 15% to 100%. At December 31,

21

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

2019 and 2018, assumed loss severities were applied to generate and analyze cash flows of each security and ranged from 30% to 70% and 25% to 70%, respectively.

These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against other third-party sources. In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

Other-than-temporary impairments are calculated as the difference between amortized cost and fair value. For other-than-temporarily impaired securities where Jackson does not intend to sell the security and it is not more likely than not that Jackson will be required to sell the security prior to recovery, total other-than-temporary impairments are reduced by the non-credit portion of the other-than-temporary impairments, which are recognized in other comprehensive income. The resultant net other-than-temporary impairments recorded in net income reflect only the credit loss on the other-than-temporarily impaired securities. The amortized cost of the other-than-temporarily impaired securities is reduced by the amount of this credit loss.

For securities that were deemed to be other-than-temporarily impaired and for which a non-credit loss was recorded in other comprehensive income, the amount recorded as an unrealized gain (loss) represents the difference between the fair value and the new amortized cost basis of the securities. The unrealized gain (loss) on other-than-temporarily impaired securities is recorded in other comprehensive income.

The following table summarizes net realized losses on investments (in thousands):

	Years Ended December 31,
	2019	2018	2017
Available-for-sale debt securities
Realized gains on sale	$302,047	$52,155	$152,283
Realized losses on sale	(107,036)	(59,731)	(201,604)
Impairments:
Total other-than-temporary impairments	(1,619)	(11,358)	(3,070)
Portion of other-than-temporary impairments
included in other comprehensive income	(724)	(512)	18
Net other-than-temporary impairments	(2,343)	(11,870)	(3,052)
Other	204	818	1,710
Net realized gains (losses) on non-derivative investments	192,872	(18,628)	(50,663)
Net losses on derivative instruments	(6,652,277)	(606,371)	(3,376,666)
Total net realized losses on investments	$(6,459,405)	$(624,999)	$(3,427,329)

The net losses on derivative instruments included in the above table are further detailed in Note 4.

The aggregate fair value of securities sold at a loss for the years ended December 31, 2019, 2018, and 2017 was $2,305.4 million, $3,903.1 million and $4,276.1 million, respectively, which was approximately 96%, 99%, and 96% of book value, respectively.

22

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The following summarizes the current year activity for credit losses recognized in net income on securities where an other-than-temporary impairment was identified and the non-credit portion of the other-than-temporary impairment was included in other comprehensive income (in thousands):

	Years Ended December 31,
	2019	2018
Cumulative credit loss beginning balance	$200,929	$227,263
Additions:
New credit losses	1,087	6,082
Incremental credit losses	1,255	782
Reductions:
Securities sold, paid down or disposed of	(20,802)	(27,148)
Securities where there is intent to sell	(1,087)	(6,050)
Cumulative credit loss ending balance	$181,382	$200,929

There are inherent uncertainties in assessing the fair values assigned to the Company’s investments and in determining whether a decline in fair value is other-than-temporary. The Company’s reviews of net present value and fair value involve several criteria including economic conditions, credit loss experience, other issuer-specific developments and estimated future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently reported in accumulated other comprehensive income may be recognized in the consolidated income statements in future periods.

The Company currently has no intent to sell debt securities with unrealized losses considered to be temporary until they mature or recover in value and believes that it has the ability to do so. However, if the specific facts and circumstances surrounding an individual security, or the outlook for its industry sector change, the Company may sell the security prior to its maturity or recovery and realize a loss.

Equity Securities
At December 31, 2019 and 2018, investments in limited partnerships had carrying values of $1,384.1 million and $1,276.3 million, respectively.

In 2017, the Company funded PPM Loan Holding Management Company, LLC, an affiliated investment entity facilitating the issuance of collateralized loan obligations. At December 31, 2019 and 2018, the Company’s investment in PPM Loan Holding Management Company, LLC had a carrying value of $83.6 million and $96.6 million, respectively, and was included in equity securities.

Limited Partnerships and Limited Liability Companies
The Company invests in certain limited partnerships (“LPs”) and limited liability companies (“LLCs”) that it has concluded are VIEs. Based on the analysis of these entities, the Company is not the primary beneficiary of the VIEs as it does not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. In addition, the Company does not have the obligation to absorb losses, or the right to receive benefits that could potentially be significant to the entities.

The carrying amounts of the Company’s investments in the LPs and LLCs are recognized in equity securities on the consolidated balance sheets. Unfunded commitments for these investments are detailed in Note 13. The Company’s exposure to loss is limited to the capital invested and unfunded commitments related to the LPs and LLCs.

Mutual Funds
The Company invests in certain mutual funds that it has concluded are VIEs. Based on the analysis of these entities, the Company is not the primary beneficiary of the VIEs.

Mutual funds for which the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance or for which the Company does not have the obligation to absorb losses or the

23

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

right to receive benefits that could potentially be significant to the entities are recognized in equity securities on the consolidated balance sheets and were $135.8 million and $107.6 million at December 31, 2019 and 2018, respectively.

Structured Securities
The Company makes investments in structured debt securities issued by VIEs for which it is not the manager. These structured securities include RMBS, CMBS, and ABS. The Company has not provided financial or other support with respect to these VIEs other than the original investment. The Company has determined that it is not the primary beneficiary of these VIEs due to the relative size of the investment in comparison to the principal amount of the structured debt securities issued by the VIEs and the level of credit subordination that reduces the Company’s obligation to absorb losses or right to receive benefits that could potentially be significant to the entities. The Company’s maximum exposure to loss on these structured debt securities is limited to the amortized cost for these investments. The Company recognizes the variable interest in these VIEs at fair value on the consolidated balance sheets.

Commercial Mortgage Loans
Commercial mortgage loans of $9.9 billion and $9.4 billion at December 31, 2019 and 2018, respectively, are reported net of an allowance for loan losses of $8.9 million and $5.4 million at each date, respectively. At December 31, 2019, commercial mortgage loans were collateralized by properties located in 40 states. Jackson’s commercial mortgage loan portfolio does not include single-family residential mortgage loans, and is therefore not exposed to the risk of defaults associated with residential subprime mortgage loans. Jackson periodically reviews these loans for impairment. During 2019 and 2018, Jackson recognized impairment charges against the allowance for loan losses of nil and $1.7 million, respectively.

The following table provides a summary of the allowance for losses in the Company’s commercial mortgage loan portfolio at December 31, (in thousands):

Allowance for loan losses:	2019	2018
Balance at beginning of year	$5,441	$6,844
Charge-offs	—	(1,694)
Recoveries	—	—
Net charge-offs	—	(1,694)
Addition to allowance	3,437	291
Balance at end of year	$8,878	$5,441

The following table provides a summary of the allowance for losses in Jackson’s commercial mortgage loan portfolio (in thousands):

	December 31, 2019		December 31, 2018
	Allowance for Loan Losses	Recorded Investment	Allowance for Loan Losses	Recorded Investment

Collectively evaluated for impairment	8,897	9,903,569	5,441	9,405,897
Total	$8,878	$9,903,569	$5,441	$9,405,897

As of December 31, 2019 and 2018, the Company’s commercial mortgage loan portfolio is current and accruing interest. Delinquency status is determined from the date of the first missed contractual payment.

24

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Under Jackson's policy for monitoring commercial mortgage loans, all impaired commercial mortgage loans are closely evaluated subsequent to impairment. The table below summarizes the recorded investment, unpaid principal balance, related loan allowance, average recorded investment and investment income recognized on impaired loans (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Loan Allowance	Average Recorded Investment	Investment Income Recognized
December 31, 2019:
Impaired Loans with a Valuation Allowance
Retail	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—
Impaired Loans without a Valuation Allowance
Retail	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—
Total Impaired Loans
Retail	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—

	Recorded Investment	Unpaid Principal Balance	Related Loan Allowance	Average Recorded Investment	Investment Income Recognized
December 31, 2018:
Impaired Loans with a Valuation Allowance
Retail	$—	$—	$—	$694	$—
Total	$—	$—	$—	$694	$—
Impaired Loans without a Valuation Allowance
Retail	$—	$—	$—	$—	$—
Total	$—	$—	$—	$—	$—
Total Impaired Loans
Retail	$—	$—	$—	$694	$—
Total	$—	$—	$—	$694	$—

25

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The following tables provide information about the credit quality of commercial mortgage loans (in thousands):

	December 31, 2019
	In Good Standing (1)	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$3,776,245	$—	$—	$—	$3,776,245
Hotel	818,136	—	—	—	818,136
Office	1,256,136	—	—	—	1,256,136
Retail	1,776,944	—	—	—	1,776,944
Warehouse	2,276,108	—	—	—	2,276,108
Total	$9,903,569	$—	$—	$—	$9,903,569

	December 31, 2018
	In Good Standing	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$3,427,767	$—	$—	$—	$3,427,767
Hotel	840,919	—	—	—	840,919
Office	1,060,419	—	—	—	1,060,419
Retail	1,787,481	—	—	—	1,787,481
Warehouse	2,289,311	—	—	—	2,289,311
Total	$9,405,897	$—	$—	$—	$9,405,897

(1) Includes mezzanine loans of $3.8 million and $66.0 million in the categories of Apartment and Office, respectively.

As of December 31, 2019 and 2018, there were no commercial mortgage loans involved in troubled debt restructuring.

Other Invested Assets
Other invested assets primarily include investments in Federal Home Loan Bank capital stock and real estate. At both December 31, 2019 and 2018, Federal Home Loan Bank capital stock had carrying value of $125.4 million. At December 31, 2019 and 2018, real estate totaling $256.8 million and $263.8 million, respectively, included foreclosed properties with a book value of $0.7 million in both 2019 and 2018.

Securities Lending
The Company has entered into securities lending agreements with agent banks whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2019 and 2018, the estimated fair value of loaned securities was $46.4 million and $41.9 million, respectively. The agreements require a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to these programs, the financial condition of counterparties is monitored on a regular basis. At December 31, 2019 and 2018, cash collateral received in the amount of $48.3 million and $43.5 million, respectively, was invested by the agent banks and included in cash and cash equivalents of the Company. A securities lending payable for the overnight and continuous loans is included in liabilities in the amount of cash collateral received.

Securities lending transactions are used to generate income. Income and expenses associated with these transactions are reported as net investment income.

Repurchase Agreements
The Company routinely enters into repurchase agreements whereby the Company agrees to sell and repurchase securities. These agreements are accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets. During 2019 and 2018, short-term borrowings under such agreements averaged $77.0 million and $369.0 million, respectively, with weighted average interest rates of 2.29% and 1.85% during 2019 and 2018, respectively. At both December 31, 2019 and 2018, the outstanding repurchase agreement balance was nil, collateralized with US Treasury notes and maturing within 30 days, and was included within other liabilities in the consolidated balance

26

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

sheets. In the event of a decline in the fair value of the pledged collateral under these agreements, the Company may be required to transfer cash or additional securities as pledged collateral. Interest expense totaled $1.8 million, $6.8 million, and $4.3 million in 2019, 2018, and 2017, respectively. The highest level of short-term borrowings at any month end was $410.6 million in 2019 and $1,009.9 million in 2018.

Investment Income
The sources of net investment income were as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Debt securities	$2,139,728	$1,933,243	$1,963,569
Equity securities	206,784	180,962	158,809
Commercial mortgage loans	392,318	340,636	305,338
Derivative instruments	72,667	126,239	246,221
Policy loans	410,584	393,166	400,788
Other investment (loss) income	(5,807)	52,515	(6,052)
Total investment income	3,216,274	3,026,761	3,068,673
Less: income on funds held under reinsurance treaties	(329,755)	(310,554)	(322,764)
Less: investment expenses	(125,219)	(114,900)	(91,367)
Net investment income	$2,761,300	$2,601,307	$2,654,542

Unrealized gains included in investment income that were recognized on equity securities held were $189.3 million, $169.9 million, and $146.2 million, respectively, at December 31, 2019, 2018, and 2017. Investment income (loss) of $4.4 million, $(0.6) million, and $0.6 million was recognized on securities carried at fair value recorded through income at December 31, 2019, 2018, and 2017, respectively.

During 2019, investment income was reduced by $329.8 million for expense incurred on the liability for funds held under reinsurance treaties, including $321.4 million on policy loans, $3.5 million of debt security income, $4.4 million gain on debt securities with fair value recorded through the consolidated income statement, and $0.5 million of income from other invested assets. During 2018, investment income was reduced by $310.6 million for expense incurred on the liability for funds held under reinsurance treaties, including $307.2 million on policy loans, $3.2 million of debt security income, $0.6 million loss on debt securities with fair value recorded through the consolidated income statement, and $0.8 million of income from other invested assets. During 2017, investment income was reduced by $322.8 million for expense incurred on the liability for funds held under reinsurance treaties, including $320.1 million on policy loans, $2.4 million of debt security income, $0.4 million loss on debt securities with fair value recorded through the consolidated income statement, and $0.7 million of income from other invested assets.

4.	Derivative Instruments

Jackson’s business model includes the acceptance, monitoring and mitigation of risk. Specifically, Jackson considers, among other factors, exposures to interest rate and equity market movements, foreign exchange rates and other asset or liability prices. The Company uses derivative instruments to mitigate or reduce these risks in accordance with established policies and goals. Jackson’s derivative holdings, while effective in managing defined risks, are not structured to meet accounting requirements to be designated as hedging instruments. As a result, freestanding derivatives are carried at fair value with changes recorded in other net investment losses.

Cross-currency total return swaps, which embody spot and forward currency swaps and, in some cases, interest rate and equity index swaps, are entered into for the purpose of hedging the Company issued foreign currency denominated trust instruments supported by funding agreements. Cross-currency total return swaps serve to hedge foreign currency exchange risk embedded in the funding agreements and are carried at fair value. The fair value of derivatives embedded in funding agreements, including unrealized foreign currency translation gains and losses, are included in the carrying value of the trust instruments supported by funding agreements. Amounts paid or received are netted with amounts paid or received on the hedged foreign currency denominated trust agreements supported by funding agreements. Foreign currency translation gains and losses associated with funding agreement hedging activities are included in other net investment losses.

27

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Cross-currency swaps are over-the-counter agreements to exchange interest and principal payments denominated in different currencies. These contracts are entered into for the purpose of hedging the foreign currency exposure on certain debt securities held in the investment portfolio. Cross-currency swaps are carried at fair value.

Credit default swaps, with maturities up to five years, are agreements where the Company has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow the Company to sell the protected bonds at par value to the counterparty if a defined “default event” occurs, in exchange for periodic payments made by the Company for the life of the agreement. Credit default swaps are carried at fair value. The Company does not currently sell default protection using credit default swaps or other similar derivative instruments.

Put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-term interest rate swap at future exercise dates. The Company purchases and writes put-swaptions for hedging purposes with original maturities of up to 10 years. Put-swaptions hedge against movements in interest rates. Written put-swaptions may be entered into in conjunction with associated put-swaptions purchased from the same counterparties, referred to as linked put-swaptions. Linked put-swaptions have identical notional amounts and strike prices, but have different underlying swap terms. Linked put-swaptions are presented at the fair value of the net position for each pair of contracts. Non-linked put-swaptions are carried at fair value.

Equity index futures contracts and equity index options (including various call and put options, interest rate-contingent options, currency-contingent options, and put spreads), which are used to hedge the Company’s equity risk, including obligations associated with its fixed index annuities and guarantees in variable annuity products, are carried at fair value. These insurance products contain embedded options whose fair values are reported in other contract holder funds and reserves for future policy benefits and claims payable.

Total return swaps, for which the Company receives returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes, and are carried at fair value.

Interest rate swap agreements used for hedging purposes generally involve the exchange of fixed and floating payments based on a notional contract amount over the period for which the agreement remains outstanding without an exchange of the underlying notional amount. Interest rate swaps are carried at fair value.

Treasury futures contracts are used to hedge movements in interest rates and are carried at fair value.

28

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

A summary of the aggregate contractual or notional amounts and fair values of the Company’s freestanding derivative instruments is as follows (in thousands):

	December 31, 2019
	Assets		Liabilities
	Contractual/		Contractual/		Net
	Notional	Fair	Notional	Fair	Fair
	Amount (1)	Value	Amount (1)	Value	Value
Cross-currency swaps	$154,103	$4,765	$125,571	$(1,402)	$3,363
Cross-currency total
return swaps	541,688	7,587	388,979	(20,627)	(13,040)
Equity index call options	31,000,000	561,416	—	—	561,416
Equity index futures	—	—	19,065,289	—	—
Equity index put options	44,500,000	323,321	—	—	323,321
Interest rate swaps	8,750,000	501,690	1,000,000	(2,233)	499,457
Put-swaptions	3,000,000	87,588	—	—	87,588
Treasury futures	—	—	2,572,453	—	—
Total	$87,945,791	$1,486,367	$23,152,292	$(24,262)	$1,462,105

	December 31, 2018
	Assets		Liabilities
	Contractual/		Contractual/		Net
	Notional	Fair	Notional	Fair	Fair
	Amount (1)	Value	Amount (1)	Value	Value
Cross-currency total
return swaps	$432,811	$6,583	$582,150	$(25,744)	$(19,161)
Equity index call options	41,250,000	73,831	—	—	73,831
Equity index futures	—	—	24,590,242	—	—
Equity index put options	35,000,000	472,828	9,000,000	(278,464)	194,364
Interest rate swaps	11,000,000	163,408	3,000,000	(20,181)	143,227
Put-swaptions	3,000,000	13,987	—	—	13,987
Treasury futures	—	—	4,096,734	—	—
Total	$90,682,811	$730,637	$41,269,126	$(324,389)	$406,248

29

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The following tables reflect the results of the Company’s derivatives, including gains (losses) and change in fair value of freestanding derivative instruments and embedded derivatives (in thousands):

	Year Ended December 31, 2019
	Net	Net Investment Income
	Derivative		Net Gain (Loss)
	Gains (Losses)
Cross-currency swaps	$813	$1,839	$2,652
Equity index call options	103,656	—	103,656
Equity index futures	(6,390,835)	—	(6,390,835)
Equity index put options	(1,278,712)	—	(1,278,712)
Fixed index annuity embedded derivatives	(309,921)	—	(309,921)
Interest rate swaps	356,231	70,828	427,059
Put-swaptions	64,775	—	64,775
Treasury futures	540,248	—	540,248
Variable annuity embedded derivatives	261,468	—	261,468
Total	$(6,652,277)	$72,667	$(6,579,610)

	Year Ended December 31, 2018
	Net	Net Investment Income
	Derivative		Net Gain (Loss)
	Gains (Losses)
Equity index call options	$(700,111)	$—	$(700,111)
Equity index futures	2,080,356	—	2,080,356
Equity index put options	(510,618)	—	(510,618)
Fixed index annuity embedded derivatives	42,221	—	42,221
Interest rate swaps	(271,773)	126,239	(145,534)
Put-swaptions	13,686	—	13,686
Treasury futures	29,954	—	29,954
Variable annuity embedded derivatives	(1,290,086)	—	(1,290,086)
Total	$(606,371)	$126,239	$(480,132)

	Year Ended December 31, 2017
	Net	Net Investment Income
	Derivative		Net Gain (Loss)
	Gains (Losses)
Equity index call options	$1,892,556	$—	$1,892,556
Equity index futures	(5,030,793)	—	(5,030,793)
Equity index put options	(279,592)	—	(279,592)
Fixed index annuity embedded derivatives	(327,420)	—	(327,420)
Interest rate swaps	(182,068)	246,221	64,153
Put-swaptions	(7,515)	—	(7,515)
Treasury futures	34,224	—	34,224
Variable annuity embedded derivatives	523,942	—	523,942
Total	$(3,376,666)	$246,221	$(3,130,445)

30

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

All of Jackson’s trade agreements for freestanding, over-the-counter derivatives contain credit downgrade provisions that allow a party to assign or terminate derivative transactions if the counterparty’s credit rating declines below an established limit. At December 31, 2019 and 2018, the fair value of Jackson’s net derivative assets by counterparty were $1,462.1 million and $544.6 million, respectively, and held collateral was $1,752.1 million and $669.1 million respectively, related to these agreements. At December 31, 2019 and 2018, the fair value of Jackson’s net derivative liabilities by counterparty was nil and $138.4 million, respectively, and provided collateral was nil and $133.2 million, respectively, related to these agreements. If all of the downgrade provisions had been triggered at December 31, 2019 or 2018, in aggregate, Jackson would have had to disburse $290.0 million and $129.6 million, respectively, to counterparties, representing the net fair values of derivatives by counterparty, less collateral held.

Offsetting Assets and Liabilities
The Company’s derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Company recognizes amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Company’s financial instruments subject to master netting arrangements (in thousands):

	December 31, 2019
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets

				Gross Amounts Not Offset in the Consolidated Balance Sheets

				Financial Instruments(1)	Cash Collateral	Securities Collateral (2)	Net Amount

Financial Assets:
Derivative assets	$1,486,367	$—	$1,486,367	$24,262	$820,674	$617,770	$23,661

Financial Liabilities:
Derivative liabilities	$24,262	$—	$24,262	$24,262	$—	$—	$—
Securities loaned	48,318	—	48,318	—	48,318	—	—
Total financial liabilities	$72,580	$—	$72,580	$24,262	$48,318	$—	$—

	December 31, 2018
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets

				Gross Amounts Not Offset in the Consolidated Balance Sheets

				Financial Instruments(1)	Cash Collateral	Securities Collateral (2)	Net Amount

Financial Assets:
Derivative assets	$730,637	$—	$730,637	$186,011	$328,687	$210,733	$5,206

Financial Liabilities:
Derivative liabilities	$324,389	$—	$324,389	$186,011	$—	$126,987	$11,391
Securities loaned	43,470	—	43,470	—	43,470	—	—
Total financial liabilities	$367,859	$—	$367,859	$186,011	$43,470	$126,987	$11,391

(1)	Represents the amount that could be offset under master netting or similar arrangements that management elects not to offset on the consolidated balance sheets.
(2)	Excludes initial margin amounts for exchange-traded derivatives.

In the above tables, the amounts of assets or liabilities presented in the Company’s consolidated balance sheets are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables. The above tables exclude net embedded derivative liabilities of $4,172.0 million and

31

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

$3,948.0 million for 2019 and 2018, respectively, as these derivatives are not subject to master netting arrangements. In addition, repurchase agreements are presented within other liabilities in the consolidated balance sheets.

5.	Fair Value Measurements
The following table summarizes the fair value and carrying value of Jackson’s financial instruments (in thousands). The basis for determining the fair value of each instrument is described in Note 2.

		December 31, 2019		December 31, 2018
		Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
	Debt securities (1)	$56,974,022	$56,974,022	$51,865,357	$51,865,357
	Equity securities	1,531,780	1,531,780	1,748,395	1,748,395
	Commercial mortgage loans	9,903,569	10,232,092	9,405,897	9,282,225
	Policy loans (1)	4,705,744	4,705,744	4,687,437	4,687,437
	Derivative instruments	1,486,367	1,486,367	730,637	730,637
	FHLBI capital stock	125,415	125,415	125,415	125,415
	Cash and cash equivalents	1,843,787	1,843,787	3,741,713	3,741,713
	GMIB reinsurance recoverable	302,796	302,796	300,600	300,600
	Receivables from affiliates	247,770	247,770	283,793	283,793
	Separate account assets	195,070,474	195,070,474	163,301,375	163,301,375

Liabilities
	Other contract holder funds
	Annuity reserves (2)	$40,818,140	$47,985,566	$38,678,108	$42,728,096
	Reserves for guaranteed investment contracts	1,529,591	1,569,453	1,665,967	1,649,954
	Trust instruments supported by funding agreements	8,852,566	9,086,798	7,298,432	7,322,631
	Federal Home Loan Bank funding agreements	1,904,935	1,925,047	1,935,710	1,911,207
	Funds held under reinsurance treaties	3,760,294	3,760,294	3,745,074	3,745,074
	Debt	574,724	660,112	615,733	683,675
	Securities lending payable	48,318	48,318	43,470	43,470
	Derivative instruments	24,262	24,262	324,389	324,389
	Federal Home Loan Bank advances	300,140	300,140	—	—
	Separate account liabilities	195,070,474	195,070,474	163,301,375	163,301,375

(1)	Includes items carried at fair value under the fair value option, for which there is a corresponding liability within funds held under reinsurance treaties.
(2)	Annuity reserves represent only the components of other contract holder funds and reserves for future policy benefits and claims payable that are considered to be financial instruments.

The following is a discussion of the methodologies used to determine fair values of the financial instruments measured on both a recurring and nonrecurring basis reported in the following tables.

Debt and Equity Securities
The fair values for debt and equity securities (excluding limited partnerships, further described below) are determined using information available from independent pricing services, broker-dealer quotes, or internally derived estimates. Priority is given to publicly available prices from independent sources, when available. Securities for which the independent pricing service does not provide a quotation are either submitted to independent broker-dealers for prices or priced internally. Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums and/or estimated cash flows based on default and prepayment assumptions.

As a result of typical trading volumes and the lack of specific quoted market prices for most debt securities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities,

32

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the independent pricing services and broker-dealers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates. Certain securities are priced using broker-dealer quotes, which may utilize proprietary inputs and models. Additionally, the majority of these quotes are non-binding.

Included in the pricing of asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment assumptions believed to be relevant for the underlying collateral. Actual prepayment experience may vary from these estimates.

Internally derived estimates may be used to develop a fair value for securities for which the Company is unable to obtain either a reliable price from an independent pricing service or a suitable broker-dealer quote. These fair value estimates may incorporate Level 2 and Level 3 inputs and are generally derived using expected future cash flows, discounted at market interest rates available from market sources based on the credit quality and duration of the instrument. For securities that may not be reliably priced using these internally developed pricing models, a fair value may be estimated using indicative market prices. These prices are indicative of an exit price, but the assumptions used to establish the fair value may not be observable or corroborated by market observable information and, therefore, represent Level 3 inputs.

The Company performs a monthly analysis on the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include, but are not limited to, initial and ongoing review of third party pricing service methodologies, review of pricing statistics and trends, back testing recent trades and monitoring of trading volumes. In addition, the Company considers whether prices received from independent broker-dealers represent a reasonable estimate of fair value through the use of internal and external cash flow models, which are developed based on spreads and, when available, market indices. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party may be adjusted accordingly.

For those securities that were internally valued at December 31, 2019 and 2018, the pricing model used by the Company utilizes current spread levels of similarly rated securities to determine the market discount rate for the security.  Furthermore, appropriate risk premiums for illiquidity and non-performance are incorporated in the discount rate.  Cash flows, as estimated by the Company using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value.

On an ongoing basis, the Company reviews the independent pricing services’ valuation methodologies and related inputs, and evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy distribution based upon trading activity and the observability of market inputs. Based on the results of this evaluation, each price is classified into Level 1, 2, or 3. Most prices provided by independent pricing services, including broker-dealer quotes, are classified into Level 2 due to their use of market observable inputs.

Limited Partnerships
Fair value for limited partnership interests, which are included in equity securities, is generally determined using the proportion of Jackson’s investment in each fund (“NAV equivalent”) as a practical expedient for fair value. No adjustments to these amounts were deemed necessary at December 31, 2019 or 2018. As a result of using the net asset value per share practical expedient, limited partnership interests are not classified in the fair value hierarchy.

The Company’s limited partnership interests are not redeemable and distributions received are generally the result of liquidation of the underlying assets of the partnerships. The term of Jackson’s interest in the partnerships is generally ten years, but may be extended for a period of time under provisions within the partnership agreements, if applicable. The Company generally has the ability under the partnership agreements to sell its interest to another limited partner with the prior written consent of the general partner. In cases when the Company expects to sell the limited partnership interest, the estimated sales price is used to determine the fair value. These limited partnership interests are classified as Level 2 in the fair value hierarchy.

33

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

In cases when a limited partnership’s financial statements are unavailable and an NAV equivalent is not available or practical, an internally developed model is used to determine fair value for that fund. These investments are classified as Level 3 in the fair value hierarchy.

Commercial Mortgage Loans
Fair values are generally determined by discounting expected future cash flows at current market interest rates, inclusive of a credit spread, for similar quality loans. For loans whose value is dependent upon the underlying property, fair value is determined to be the estimated value of the collateral. Certain characteristics considered significant in determining the spread or collateral value may be based on internally developed estimates. As a result, these investments have been classified as Level 3 within the fair value hierarchy.

Policy Loans
Policy loans are funds provided to policyholders in return for a claim on the policies values and function like demand deposits which are redeemable upon repayment, death or surrender, and there is only one market price at which the transaction could be settled - the then current carrying value.  The funds provided are limited to the cash surrender value of the underlying policy.  The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy.  Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy.  Due to the collateralized nature of policy loans and unpredictable timing of payments, the Company believes the carrying value of policy loans approximates fair value.

FHLBI Capital Stock
FHLBI capital stock, which is included in other invested assets, can only be sold to FHLBI at a constant price of $100 per share. Due to the lack of valuation uncertainty, the investment has been classified as Level 1.

Freestanding Derivative Instruments
Freestanding derivative instruments are reported at fair value, which reflects the estimated amounts, net of payment accruals, which the Company would receive or pay upon sale or termination of the contracts at the reporting date. Changes in fair value are included in other net investment losses. Freestanding derivatives priced using third party pricing services incorporate inputs that are predominantly observable in the market. Inputs used to value derivatives include, but are not limited to, interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels.

Freestanding derivative instruments classified as Level 1 include futures, which are traded on active exchanges. Freestanding derivative instruments classified as Level 2 include interest rate swaps, cross currency swaps, credit default swaps, put-swaptions and certain equity index call and put options. These derivative valuations are determined by third-party pricing services using pricing models with inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Freestanding derivative instruments classified as Level 3 include interest rate contingent options that are valued by third-party pricing services utilizing significant unobservable inputs.

Cash and Cash Equivalents
Cash and cash equivalents primarily include money market instruments and bank deposits. Certain money market instruments are valued using unadjusted quoted prices in active markets and are classified as Level 1.

Receivables from Affiliates
The Company’s receivables from affiliates are set equal to the carrying value and are classified as Level 3.

Separate Account Assets and Liabilities
Separate account assets are comprised of investments in mutual funds that transact regularly, but do not trade in active markets as they are not publicly available, and are categorized as Level 2 assets. The values of separate account liabilities are set equal to the values of separate account assets.

Other Contract Holder Funds
Fair values for immediate annuities without mortality features are derived by discounting the future estimated cash flows using current market interest rates for similar maturities. Fair values for deferred annuities, including fixed index annuities, are determined using projected future cash flows discounted at current market interest rates.

34

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The fair value of the fixed index annuities embedded option, incorporating such factors as the volatility of returns, the level of interest rates and the time remaining until the option expires, is calculated using the closed form Black-Scholes Option Pricing model or Monte Carlo simulations, as appropriate for the type of option. Additionally, assumed withdrawal rates are used to estimate the expected volume of embedded options that will be realized by policyholders.

Fair values for guaranteed investment contracts are based on the present value of future cash flows discounted at current market interest rates.

Fair values for trust instruments supported by funding agreements are based on the present value of future cash flows discounted at current market interest rates, plus the fair value of any embedded derivatives that are not required to be reported separately.

Fair values of the FHLBI funding agreements are based on the present value of future cash flows discounted at current market interest rates.

Funds Held Under Reinsurance Treaties
The fair value of the funds held is equal to the fair value of the assets held as collateral, which primarily consist of policy loans and debt securities.

Debt
Fair values for the Company’s surplus notes and other long-term debt are generally determined by prices obtained from independent broker dealers or discounted cash flow models.  Such prices are derived from market observable inputs and are classified as Level 2.  The Squire Surplus Note is set equal to the carrying value and is classified as Level 3.

Securities Lending Payable
The Company’s securities lending payable is set equal to the cash collateral received. Due to the short-term nature of the loans, carrying value is a reasonable estimate of fair value and is classified as Level 2.

Repurchase Agreements
Carrying value of the Company’s repurchase agreements, which are included in other liabilities, is considered a reasonable estimate of fair value due to their short-term maturities and are classified as Level 2.

Federal Home Loan Bank Advances
Carrying value of the Company’s Federal Home Loan Bank advances, which are included in other liabilities, is considered a reasonable estimate of fair value due to their short-term maturities and are classified as Level 2.

Certain Guaranteed Benefits
Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, income and accumulation benefits. Certain benefits, primarily non-life contingent components of guaranteed minimum withdrawal benefits (“GMWB”), guaranteed minimum accumulation benefits (“GMAB”) and the reinsurance recoverable on the Company’s guaranteed minimum income benefits (“GMIB”), are recorded at fair value. Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits.

Non-life contingent components of GMWBs and GMABs are recorded at fair value with changes in fair value recorded in other net investment losses. The fair value of the reserve is based on the expectations of future benefit payments and certain future fees associated with the benefits. At the inception of the contract, the Company attributes to the embedded derivative a portion of rider fees collected from the contract holder, which is then held static in future valuations. Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract. In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions. The difference between each of the two components represents the fair value of the embedded derivative. Jackson discontinued offering the GMAB in 2011.

Jackson’s GMIB book is reinsured through an unrelated party and, due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a derivative. Accordingly, the GMIB reinsurance agreement is recorded at

35

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

fair value, with changes in fair value recorded in other net investment losses. Due to the inability to economically reinsure or hedge new issues of the GMIB, the Company discontinued offering the benefit in 2009.

Fair values for GMWB and GMAB embedded derivatives, as well as GMIB reinsurance recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.

The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts. Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior. Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates. The more significant actuarial assumptions include benefit utilization by policyholders, persistency, mortality, and withdrawal rates. Best estimate assumptions plus risk margins are used as applicable.

At each valuation date, the Company assumes expected returns based on the greater of LIBOR swap rates and constant maturity treasury rates as of that date to determine the value of expected future cash flows produced in a stochastic process. Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, grading to a historical volatility level by year 15, where such long-term historical volatility levels contain an explicit risk margin. Additionally, non-performance risk is incorporated into the calculation through the use of discount rates based on a AA corporate credit curve as an approximation of Jackson’s own credit risk. Risk margins are also incorporated into the model assumptions, particularly for policyholder behavior. Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience.

As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

The use of the models and assumptions described above requires a significant amount of judgment. Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance. However, the ultimate settlement amount of the asset or liability, which is currently unknown, could likely be significantly different than this fair value.

36

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables summarize the Company’s assets and liabilities that are carried at fair value by hierarchy levels (in thousands):

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Debt securities
U.S. government securities	$6,135,749	$6,135,749	$—	$—
Other government securities	1,741,283	—	1,741,283	—
Public utilities	6,750,265	—	6,750,265	—
Corporate securities	36,350,381	—	36,350,381	—
Residential mortgage-backed	1,048,245	—	1,048,245	—
Commercial mortgage-backed	3,046,398	—	3,046,398	—
Other asset-backed securities	1,901,701	—	1,901,701	—
Equity securities	148,935	101,190	34,831	12,914
Policy loans	3,585,838	—	—	3,585,838
Derivative instruments	1,486,367		1,486,367	—
Cash and cash equivalents	1,843,787	1,843,787	—	—
GMIB reinsurance recoverable	302,796	—	—	302,796
Separate account assets	195,070,474	—	195,070,474	—
Total	$259,412,219	$8,080,726	$247,429,945	$3,901,548

Liabilities
Embedded derivative liabilities (1)	$4,171,954	$—	$1,381,534	$2,790,420
Funds held under reinsurance treaties	3,760,294	—	—	3,760,294
Derivative instruments	24,262	—	24,262	—
Total	$7,956,510	$—	$1,405,796	$6,550,714

(1) Includes the embedded derivative liabilities related to GMWB reserves and fixed index annuities.

37

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Debt securities
U.S. government securities	$5,474,783	$5,474,783	$—	$—
Other government securities	1,481,176	—	1,481,176	—
Public utilities	5,918,212	—	5,918,212	—
Corporate securities	34,406,072	—	34,406,072	—
Residential mortgage-backed	813,802	—	813,801	1
Commercial mortgage-backed	2,450,968	—	2,450,968	—
Other asset-backed securities	1,320,344	—	1,320,344	—
Equity securities	501,049	409,698	80,716	10,635
Policy loans	3,543,680	—	—	3,543,680
Derivative instruments	730,637	—	722,132	8,505
Cash and cash equivalents	3,741,713	3,741,713	—	—
GMIB reinsurance recoverable	300,600	—	—	300,600
Separate account assets	163,301,375	—	163,301,375	—
Total	$223,984,411	$9,626,194	$210,494,796	$3,863,421

Liabilities
Embedded derivative liabilities (1)	$3,947,956	$—	$898,263	$3,049,693
Funds held under reinsurance treaties	3,745,074	—	—	3,745,074
Derivative instruments	324,389	—	324,389	—
Total	$8,017,419	$—	$1,222,652	$6,794,767

(1) Includes the embedded derivative liabilities related to GMWB reserves and fixed index annuities.

38

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

Level 3 Assets and Liabilities by Price Source
The table below presents the balances of Level 3 assets and liabilities measured at fair value with their corresponding pricing sources (in thousands).

	December 31, 2019
Assets	Total	Internal	External
Equity securities	$12,914	$2,390	$10,524
Policy loans	3,585,838	3,585,838	—
GMIB reinsurance recoverable	302,796	302,796	—
Total	$3,901,548	$3,891,024	$10,524

Liabilities
Embedded derivative liabilities (1)	$2,790,420	$2,790,420	$—
Funds held under reinsurance treaties	3,760,294	3,760,294	—
Total	$6,550,714	$6,550,714	$—

	December 31, 2018
Assets	Total	Internal	External
Debt securities
Residential mortgage-backed	$1	$1	$—
Equity securities	10,635	111	10,524
Policy loans	3,543,680	3,543,680	—
Derivative instruments	8,505	—	8,505
GMIB reinsurance recoverable	300,600	300,600	—
Total	$3,863,421	$3,844,392	$19,029

Liabilities
Embedded derivative liabilities (1)	$3,049,693	$3,049,693	$—
Funds held under reinsurance treaties	3,745,074	3,745,074	—
Total	$6,794,767	$6,794,767	$—
(1) Includes the embedded derivatives related to GMWB reserves.

External pricing sources for securities represent unadjusted prices from independent pricing services and independent indicative broker quotes where pricing inputs are not readily available.

39

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Quantitative Information Regarding Internally-Priced Level 3 Assets and Liabilities
The table below presents quantitative information on significant internally-priced Level 3 assets and liabilities (in thousands):

	December 31, 2019
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range in bps (Weighted Average)	Impact of Increase in Input on Fair Value
Assets
Policy loans	$3,585,838	Outstanding balance	N/A	N/A	N/A
GMIB reinsurance recoverable	302,796	Discounted cash flow	See below	See below	See below
Total	$3,888,634

Liabilities
Embedded derivative liabilities	$2,790,420	Discounted cash flow	See below	See below	See below
Funds held under reinsurance treaties	3,760,294	Carrying value of asset	N/A	N/A	N/A
Total	$6,550,714

	December 31, 2018
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range in bps (Weighted Average)	Impact of Increase in Input on Fair Value
Assets
Policy loans	$3,543,680	Outstanding balance	N/A	N/A	N/A
GMIB reinsurance recoverable	300,600	Discounted cash flow	See below	See below	See below
Total	$3,844,280

Liabilities
Embedded derivative liabilities	$3,049,693	Discounted cash flow	See below	See below	See below
Funds held under reinsurance treaties	3,745,074	Carrying value of asset	N/A	N/A	N/A
Total	$6,794,767

Sensitivity to Changes in Unobservable Inputs
The following is a general description of sensitivities of significant unobservable inputs and their impact on the fair value measurement for the assets and liabilities reflected in the table above.

As of December 31, 2019 and 2018, securities of $2.4 million and $112 thousand, respectively, are fair valued using techniques incorporating unobservable inputs and are classified in Level 3 of the fair value hierarchy. For these assets, their unobservable inputs and ranges of possible inputs do not materially affect their fair valuations and have been excluded from the quantitative information in the table above.

The GMIB reinsurance recoverable fair value calculation is based on the present value of future cash flows comprised of future expected reinsurance benefit receipts, less future attributed premium payments to reinsurers, over the lives of the contracts. Estimating these cash flows requires actuarially determined assumptions related to expectations concerning policyholder behavior and long-term market volatility. The more significant policyholder behavior actuarial assumptions include benefit utilization, fund allocation, persistency, and mortality. In general, an increase (decrease) in assumed benefit utilization would increase (decrease) the fair value of the reinsurance recoverable; an increase (decrease) in allocation to equity funds would increase (decrease) the fair value of the reinsurance recoverable; an increase (decrease) in assumed persistency would increase (decrease) the fair value of the reinsurance recoverable; an increase (decrease) in assumed mortality would decrease (increase) the fair value of the reinsurance recoverable; and an increase (decrease) in long-term market volatility would increase (decrease) the fair value of the reinsurance recoverable.

Embedded derivative liabilities classified in Level 3 represent the fair value of GMWB and GMAB liabilities.  These fair value calculations are based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts.   Estimating these cash flows requires actuarially determined assumptions related to expectations concerning policyholder behavior and long-term market volatility.  The more significant policyholder behavior actuarial assumptions include benefit utilization, fund allocation, persistency, and mortality.  In general, an increase (decrease) in assumed benefit utilization would increase (decrease) the fair value of the

40

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

liabilities; an increase (decrease) in allocation to equity funds would increase (decrease) the fair value of the liabilities; an increase (decrease) in assumed persistency would increase (decrease) the fair value of the liabilities; an increase (decrease) in assumed mortality would decrease (increase) the fair value of the liabilities; and an increase (decrease) in long-term market volatility would increase (decrease) the fair value of the liabilities.

The tables below provide rollforwards for 2019 and 2018 of the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. Gains and losses in the table below include changes in fair value due partly to observable and unobservable factors. The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments hedging the related risks may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the impact of the derivative instruments reported in Level 3 may vary significantly from the total income effect of the hedged instruments. Additionally, the Company’s policy for determining and disclosing transfers between levels is to recognize transfers using beginning of period balances.

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,	Transfers	Fair Value
	as of		Other	Issuances	in and/or	as of
	January 1,	Net	Comprehensive	and	(out of)	December 31,
(in thousands)	2019	Income	Income	Settlements	Level 3	2019
Assets
Debt securities
Residential mortgage-backed	$1	$—	$—	$(1)	$—	$—
Equity securities	10,635	858	—	(414)	1,835	12,914
Policy loans	3,543,680	513	—	41,645	—	3,585,838
Derivative instruments	8,505	(8,505)	—	—	—	—
GMIB reinsurance recoverable	300,600	2,196	—	—	—	302,796

Liabilities
Embedded derivative liabilities (1)	$(3,049,693)	$259,273	$—	$—	$—	$(2,790,420)
Funds held under reinsurance treaties	(3,745,074)	(3,458)	(3,844)	(7,918)	—	(3,760,294)

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,	Transfers	Fair Value
	as of		Other	Issuances	in and/or	as of
	January 1,	Net	Comprehensive	and	(out of)	December 31,
(in thousands)	2018	Income	Income	Settlements	Level 3	2018
Assets
Debt securities
Residential mortgage-backed	$2	$—	$—	$(1)	$—	$1
Equity securities	111	—	—	10,524	—	10,635
Policy loans	3,397,764	3,970	—	141,946	—	3,543,680
Derivative instruments	5,931	(3,011)	—	5,585	—	8,505
GMIB reinsurance recoverable	252,138	48,462	—	—	—	300,600

Liabilities
Embedded derivative liabilities (1)	$(1,711,142)	$(1,338,551)	$—	$—	$—	$(3,049,693)
Funds held under reinsurance treaties	(3,604,525)	(1,001)	475	(140,023)	—	(3,745,074)

(1) Includes the embedded derivative related to GMWB reserves.

41

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The components of the amounts included in purchases, sales, issuances, and settlements for years ended December 31, 2019 and 2018 shown above are as follows (in thousands):

	December 31, 2019
	Purchases	Sales	Issuances	Settlements	Total
Assets
Debt securities
Residential mortgage-backed	$—	$(1)	$—	$—	$(1)
Equity Securities	—	(414)	—	—	(414)
Policy loans	—	—	274,694	(233,049)	41,645
Derivative instruments	—	—	—	—	—
Total	$—	$(415)	$274,694	$(233,049)	$41,230

Liabilities
Funds held under reinsurance treaties	$—	$—	$(313,776)	$305,858	$(7,918)

	December 31, 2018
	Purchases	Sales	Issuances	Settlements	Total
Assets
Debt securities
Residential mortgage-backed	$—	$(1)	$—	$—	$(1)
Equity Securities	10,524	—	—	—	10,524
Policy loans	—	—	372,211	(230,265)	141,946
Derivative instruments	5,585	—	—	—	5,585
Total	$16,109	$(1)	$372,211	$(230,265)	$158,054

Liabilities
Funds held under reinsurance treaties	$—	$—	$(496,705)	$356,682	$(140,023)

In 2019, $1.8 million was transferred from NAV to Level 3 as a result of using significant unobservable inputs since an NAV was not available. There were no transfers from Level 3 to Level 2 of the fair value hierarchy during 2019 and 2018. There were no transfers from Level 2 to Level 3 during 2019 and 2018. There were no transfers between Level 1 and 2 of the fair value hierarchy in 2019 or 2018.

The portion of gains (losses) included in net income or other comprehensive income attributable to the change in unrealized gains and losses on Level 3 financial instruments still held at December 31, 2019 and 2018 was as follows (in thousands):

	2019	2018
Assets
Equity Securities	$444	$—
Derivative instruments	—	(2,505)
GMIB reinsurance recoverable	2,196	48,463

Liabilities
Embedded derivative liabilities	$259,273	$(1,338,551)
Funds held under reinsurance treaties	3,844	475

42

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Fair Value of Financial Instruments Carried at Other Than Fair Value
The table below presents the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value (in thousands).

		December 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Commercial mortgage loans	Level 3	$9,903,569	$10,232,092	$9,405,897	$9,282,225
Policy loans	Level 3	1,119,906	1,119,906	1,143,757	1,143,757
FHLBI capital stock	Level 1	125,415	125,415	125,415	125,415
Receivables from affiliates	Level 3	247,770	247,770	283,793	283,793

Liabilities
Other contract holder funds
Annuity reserves (1)	Level 3	$36,646,186	$43,813,612	$34,730,152	$38,780,140
Reserves for guaranteed investment contracts	Level 3	1,529,591	1,569,453	1,665,967	1,649,954
Trust instruments supported by funding agreements	Level 3	8,852,566	9,086,798	7,298,432	7,322,631
Federal Home Loan Bank funding agreements	Level 3	1,904,935	1,925,047	1,935,710	1,911,207
Debt - Squire Surplus Note	Level 3	247,770	247,770	283,793	283,793
Debt - all other	Level 2	326,954	412,342	331,940	399,882
Securities lending payable	Level 2	48,318	48,318	43,470	43,470
Federal Home Loan Bank advances	Level 2	300,140	300,140	—	—
Separate account liabilities (2)	Level 2	195,070,474	195,070,474	163,301,375	163,301,375

(1) Annuity reserves represent only the components of other contract holder funds that are considered to be financial instruments.
(2) The values of separate account liabilities are set equal to the values of separate account assets.

Fair Value Option
The Company elected the fair value option for certain assets, which are held as collateral for reinsurance. Accordingly, the Company established a funds held liability, for which the Company also elected the fair value option. The value of the funds held liability is equal to the fair value of the assets held as collateral. The income and any changes in unrealized gains and losses on these assets and the corresponding funds held liability are included in net investment income and have no impact on the Company’s consolidated income statements. Income and changes in unrealized gains and losses on other assets for which the Company has elected the fair value option are immaterial to the Company’s consolidated financial statements.

6.	Deferred Acquisition Costs and Deferred Sales Inducements

The balances of and changes in deferred acquisition costs, as of and for the years ended December 31, were as follows (in thousands):

	2019	2018	2017
Balance, beginning of year	$10,412,327	$10,509,849	$9,678,063
Deferrals of acquisition costs	796,908	747,095	839,143
Amortization related to:
Operations	(235,278)	(971,836)	(506,326)
Derivatives	1,247,418	(148,053)	579,923
Net realized losses (gains)	(8,897)	498	3,965
Total amortization	1,003,243	(1,119,391)	77,562
Unrealized investment losses (gains)	(547,248)	274,774	(84,919)
Balance, end of year	$11,665,230	$10,412,327	$10,509,849

43

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The balances of and changes in deferred sales inducements, which are reported in other assets, as of and for the years ended December 31, were as follows (in thousands):

	2019	2018	2017
Balance, beginning of year	$670,494	$644,006	$696,636
Deferrals of sales inducements	10,224	12,109	14,877
Amortization related to:
Operations	(20,970)	(31,802)	(64,178)
Derivatives	203	(129)	13,483
Net realized losses (gains)	(1,053)	76	625
Total amortization	(21,820)	(31,855)	(50,070)
Unrealized investment losses (gains)	(79,831)	46,234	(17,437)
Balance, end of year	$579,067	$670,494	$644,006

7.	Reinsurance

The Company assumes and cedes reinsurance from and to other insurance companies in order to limit losses from large exposures. However, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability. The Company reinsures certain of its risks to other reinsurers under a coinsurance, modified coinsurance, yearly renewable term, or, with Brooke Life, a monthly renewable term basis. The Company regularly monitors the financial strength rating of its reinsurers.

The Company has also acquired certain lines of business that are wholly ceded to non-affiliates. These include both direct and assumed accident and health business, direct and assumed life insurance business, and certain institutional annuities.

Effective October 1, 2018, the Company entered into a reinsurance agreement with John Hancock to assume its U.S. Group Payout Annuity business. The transaction is structured as indemnity reinsurance by Jackson of John Hancock’s approximately 186,000 Group Payout Annuity certificates representing $5.0 billion of assumed premiums, ceding commission income of $555.0 million and $5.5 billion of reserves.

Effective March 15, 2019, the Company closed on a 90% reinsurance agreement with John Hancock Life Insurance Company of New York (“JHNY”) to assume its Group Payout Annuity business. The transaction is structured as indemnity reinsurance by Jackson of JHNY’s approximately 18,000 Group Payout Annuity certificates representing $0.5 billion of reserves.

On May 29, 2019, the Michigan Department of Insurance and Financial Services revoked the status of Scottish RE (U.S.), Inc. as an accredited reinsurer in Michigan. The Company wrote off $6.1 million of paid claims recoverable in 2019 as it was deemed probable that the Company would not recover the balance. At December 31, 2019, an allowance of $42.5 million was established for the ceded reserve.

Jackson’s GMIBs are reinsured with an unrelated party and, due to the net settlement provisions of the reinsurance agreement, meet the definition of a derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value on the Company’s consolidated balance sheets, with changes in fair value recorded in other net investment losses. GMIB reinsured benefits are subject to aggregate annual claim limits. Deductibles also apply on reinsurance of GMIB business issued since March 1, 2005.

The Company has three retro treaties with SRZ. Pursuant to these retro treaties, the Company ceded to SRZ on a 100% coinsurance basis, subject to pre-existing reinsurance with other parties, certain blocks of business. These blocks of business include disability income and accident and health business, a mix of life and annuity insurance business, and corporate owned life insurance business.

Pursuant to the retro treaties, the Company holds certain assets, primarily policy loans and debt securities, as collateral. This collateral is reported as a liability as funds held under reinsurance treaties on the consolidated balance sheets. This funds held liability was $3.8 billion and $3.7 billion at December 31, 2019 and 2018, respectively.

44

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The effect of reinsurance on premium was as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Direct premium:
Life	$517,674	$459,025	$518,819
Accident and health	40,114	43,855	49,180
Plus reinsurance assumed:
Life	44,331	41,603	68,290
Group payout annuity	406,078	4,983,165	—
Accident and health	5,885	6,898	8,098
Less reinsurance ceded:
Life	(417,495)	(346,662)	(402,803)
Annuity guaranteed benefits	(13,458)	(14,307)	(15,227)
Accident and health	(45,999)	(50,754)	(57,278)
Total premium	$537,130	$5,122,823	$169,079

The effect of reinsurance on benefits was as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Direct benefits:
Life	$1,145,775	$1,180,590	$1,261,108
Accident and health	125,245	139,546	132,471
Annuity guaranteed benefits	132,363	103,216	101,326
Plus reinsurance assumed:
Life	244,867	239,582	248,917
Group payout annuity	523,529	125,050	—
Accident and health	25,104	24,154	26,731
Less reinsurance ceded:
Life	(512,078)	(530,953)	(576,447)
Accident and health	(150,349)	(163,700)	(159,202)
Deferral of contract enhancements	(3,090)	(3,622)	(4,382)
Group payout annuity reserves assumed	59,089	5,482,451	—
Change in reserves, net of reinsurance	(160,448)	345,834	(7,000)
Total benefits	$1,430,007	$6,942,148	$1,023,522

Components of the Company’s reinsurance recoverable were as follows (in thousands):

	December 31,
	2019	2018
Reserves:
Life	$6,420,069	$6,491,616
Accident and health	588,767	589,513
Guaranteed minimum income benefits	302,796	300,600
Other annuity benefits	186,836	198,540
Claims liability	895,690	915,815
Other	16,007	1,762
Total	$8,410,165	$8,497,846

45

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Included in the reinsurance recoverable were reserves ceded to Brooke Life of $34.7 million and $36.5 million at December 31, 2019 and 2018, respectively. At December 31, 2019, the largest amount ceded to any reinsurer totaled $6.0 billion, which was primarily related to the retro treaties, which are fully collateralized.

The following table sets forth the Company’s net life insurance in-force (in millions):

	December 31,
	2019	2018
Direct life insurance in-force	$142,233	$165,033
Amounts assumed from other companies	18,206	19,214
Amounts ceded to other companies	(99,495)	(114,847)
Net life insurance in-force	$60,944	$69,400

8.	Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds

The following table sets forth the Company’s reserves for future policy benefits and claims payable balances (in thousands):

	December 31,
	2019	2018
Traditional life	$5,008,949	$5,118,909
Guaranteed benefits	5,378,099	5,734,349
Claims payable	1,007,850	988,614
Accident and health	1,290,134	1,327,438
Group payout annuities	5,541,540	5,482,451
Other	901,869	958,038
Total	$19,128,441	$19,609,799

For traditional life insurance contracts, which include term and whole life, reserves are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest rates, persistency and expenses, plus provisions for adverse deviation. These assumptions are not unlocked unless the reserve is determined to be deficient.

The Company’s liability for future policy benefits also includes liabilities for guaranteed benefits related to certain nontraditional long-duration life and annuity contracts, which are further discussed in Note 9.

The following table sets forth the Company’s liabilities for other contract holder funds balances (in thousands):

	December 31,
	2019	2018
Interest-sensitive life	$12,268,931	$12,514,825
Variable annuity fixed option	8,230,565	8,545,541
Fixed annuity	17,203,207	17,380,310
Fixed index annuity	14,058,602	11,108,471
GICs, funding agreements and FHLB advances	12,287,091	10,900,108
Total	$64,048,396	$60,449,255

For interest-sensitive life contracts, liabilities approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to previously acquired business, which is further discussed below. The liability for fixed index annuities is based on three components, 1) the imputed value of the underlying guaranteed host contract, 2) the fair value of the embedded option component of the contract, and 3) the liability for guaranteed benefits related to the optional lifetime income rider. For fixed annuities and other investment contracts, as detailed in the above table, the liability is the policyholder’s account value, plus the unamortized balance of the fair value adjustment related to previously acquired business. At December 31, 2019, the Company had interest sensitive life business with minimum guaranteed interest rates ranging from 2.5% to 6.0%, with a 4.68% average guaranteed rate and fixed interest rate annuities with minimum guaranteed rates ranging from 1.0% to 5.5%, with a 2.35% average guaranteed rate.

46

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The Company recorded a fair value adjustment related to certain annuity and interest sensitive liability blocks of business to reflect the cost of the interest guarantees within the inforce liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate. This adjustment was recorded in reserves for future policy benefits and claims payable. This component of the reserve is reassessed at the end of each period, taking into account changes in the inforce block. Any resulting change in the reserve is recorded as a change in reserve through the consolidated income statements.

At both December 31, 2019 and 2018, approximately 88% of the Company’s fixed interest rate annuity account values correspond to crediting rates that are at the minimum guaranteed interest rates. The following tables show the distribution of the fixed interest rate annuities’ account values within the presented ranges of minimum guaranteed interest rates (in millions):

	December 31, 2019

Minimum Guaranteed Interest Rate	Account Value
	Fixed	Fixed Index	Variable	Total
1%	$2,798.8	$4,151.2	$—	$6,950.0
>1.0% - 2.0%	1,710.9	6,068.9	5,206.2	12,986.0
>2.0% - 3.0%	7,047.4	3,838.5	2,560.3	13,446.2
>3.0% - 4.0%	1,561.4	—	—	1,561.4
>4.0% - 5.0%	2,236.4	—	—	2,236.4
>5.0% - 5.5%	278.2	—	—	278.2
Total	$15,633.1	$14,058.6	$7,766.5	$37,458.2

	December 31, 2018

Minimum Guaranteed Interest Rate	Account Value
	Fixed	Fixed Index	Variable	Total
1%	$3,184.6	$1,887.8	$4,585.3	$9,657.7
>1.0% - 2.0%	883.4	6,377.1	1,372.9	8,633.4
>2.0% - 3.0%	7,533.5	2,843.6	2,189.6	12,566.7
>3.0% - 4.0%	1,622.5	—	—	1,622.5
>4.0% - 5.0%	2,285.4	—	—	2,285.4
>5.0% - 5.5%	286.1	—	—	286.1
Total	$15,795.5	$11,108.5	$8,147.8	$35,051.8

At both December 31, 2019 and 2018, approximately 81% of the Company’s interest sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates. The following table shows the distribution of the interest sensitive life business account values within the presented ranges of minimum guaranteed interest rates, excluding the business that is subject to the previously mentioned retro treaties (in millions):

	December 31,
Minimum	2019	2018
Guaranteed Interest Rate	Account Value - Interest Sensitive Life
>2.0% - 3.0%	$270.6	$291.2
>3.0% - 4.0%	3,017.6	3,048.9
>4.0% - 5.0%	2,596.5	2,682.7
>5.0% - 6.0%	2,031.2	2,168.4
Subtotal	7,915.9	8,191.2
Retro treaties	4,353.0	4,323.6
Total	$12,268.9	$12,514.8

The Company had established a European Medium Term Note program, with up to $5.8 billion in aggregate principal amount outstanding at any one time. Jackson National Life Funding, LLC was formed as a special purpose vehicle solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited

47

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

with Jackson and secured by the issuance of funding agreements. The remaining series under this program matured in August 2019. The carrying value at December 31, 2018 totaled $(11.1) million.

The Company has established a $23.0 billion aggregate Global Medium Term Note program. Jackson National Life Global Funding was formed as a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with Jackson and secured by the issuance of funding agreements. The carrying values at December 31, 2019 and 2018 totaled $8.9 billion and $7.3 billion, respectively.

Those Medium Term Note instruments issued in a foreign currency have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as unrealized foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

Trust instrument liabilities are adjusted to reflect the effects of foreign currency translation gains and losses using exchange rates as of the reporting date. Foreign currency translation gains and losses are included in other net investment losses.

Jackson and Squire Re are members of the FHLBI primarily for the purpose of participating in the bank’s mortgage-collateralized loan advance program with short-term and long-term funding facilities. Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI. At both December 31, 2019 and 2018, the Company held $125.4 million of FHLBI capital stock, supporting $2.3 billion and $2.0 billion in funding agreements, short-term and long-term borrowing capacity in 2019 and 2018, respectively.

9.	Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (“traditional variable annuities”). The Company also issues variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contract holder (“variable contracts with guarantees”) either a) return of no less than total deposits made to the account adjusted for any partial withdrawals, b) total deposits made to the account adjusted for any partial withdrawals plus a minimum return, or c) the highest account value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), at annuitization (GMIB), upon the depletion of funds (GMWB) or at the end of a specified period (GMAB).

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for separate account liabilities. Liabilities for guaranteed benefits are general account obligations and are reported in reserves for future policy benefits and claims payable. Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue as fee income. Changes in liabilities for minimum guarantees are reported within death, other policy benefits and change in policy reserves within the consolidated income statements with the exception of changes in embedded derivatives, which are included in other net investment losses. Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements.

48

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

At December 31, 2019 and 2018, the Company provided variable annuity contracts with guarantees, for which the net amount at risk (“NAR”) is defined as the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

					Average
					Period
				Weighted	until
December 31, 2019	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$150,575.7	$2,477.3	66.9 years
GMWB - Premium only	0%	2,752.7	15.7
GMWB	0-5%*	257.3	13.8
GMAB - Premium only	0%	36.5	—
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		12,546.8	68.5	67.7 years
GMWB - Highest anniversary only		3,232.4	50.9
GMWB		697.6	55.2
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMDB	0-6%	8,158.8	686.6	70.0 years
GMIB	0-6%	1,688.1	615.8		0.5 years
GMWB	0-8%*	140,528.5	7,159.6

					Average
					Period
				Weighted	until
December 31, 2018	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$125,644.3	$5,651.5	66.5 years
GMWB - Premium only	0%	2,450.1	79.5
GMWB	0-5%*	250.6	25.4
GMAB - Premium only	0%	33.5	—
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		10,865.3	1,417.9	67.1 years
GMWB - Highest anniversary only		2,827.4	400.2
GMWB		681.6	113.4
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMDB	0-6%	6,946.7	1,549.9	69.5 years
GMIB	0-6%	1,599	825.1		0.1 years
GMWB	0-8%*	116,901.6	21,441.6

* Ranges shown based on simple interest. The upper limits of 5% or 8% simple interest are approximately equal to 4.1% and 6%, respectively, on a compound interest basis over a typical 10-year bonus period. The combination GMWB category also includes benefits with a defined increase in the withdrawal percentage under pre-defined non-market conditions.

49

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Amounts shown as GMWB above include a ‘not-for-life’ component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be ‘for-life’ benefits. The liability related to this ‘not-for-life’ portion is valued as an embedded derivative, while the ‘for-life’ benefits are valued as an insurance liability (see below). For this table, the net amount at risk of the ‘not-for-life’ component is the undiscounted excess of the guaranteed withdrawal benefit over the account value, and that of the ‘for-life’ component is the estimated value of additional life contingent benefits paid after the guaranteed withdrawal benefit is exhausted.

Account balances of contracts with guarantees were invested in variable separate accounts as follows (in millions):

	December 31,
Fund type:	2019	2018
Equity	$121,520.3	$99,834.2
Bond	19,340.4	17,704.9
Balanced	30,308.3	25,348.7
Money market	956.2	1,049.5
Total	$172,125.2	$143,937.3

GMDB liabilities reflected in the general account were as follows (in millions):

	2019	2018
Balance at January 1	$1,371.6	$946.6
Incurred guaranteed benefits	24.7	518.6
Paid guaranteed benefits	(113.4)	(93.6)
Balance at December 31	$1,282.9	$1,371.6

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the liability balance through the consolidated income statement, within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at both December 31, 2019 and 2018 (except where otherwise noted):

1)	Use of a series of stochastic investment performance scenarios, based on historical average market volatility.

2)	Mean investment performance assumption of 7.4% after investment management fees, but before investment advisory fees and mortality and expense charges.

3)	Mortality equal to 24% to 100% of the Annuity 2000 table (2018: 25% to 100%).

4)	Lapse rates varying by contract type, duration and degree the benefit is in-the-money and ranging from 0.3% to 27.9% (before application of dynamic adjustments).

5)	Discount rates: 7.4% on 2013 and later issues, 8.4% on 2012 and prior issues.

Most GMWB reserves are considered to be derivatives under current accounting guidance and are recognized at fair value, as previously defined, with the change in fair value reported in net income. The fair value of these liabilities is determined using stochastic modeling and inputs as further described in Note 5. The fair valued GMWB had a reserve liability of $2,790.5 million and $3,049.8 million at December 31, 2019 and 2018, respectively, and was reported in reserves for future policy benefits and claims payable.

Jackson has also issued certain GMWB products that guarantee payments over a lifetime. Reserves for the portion of these benefits after the point where the guaranteed withdrawal balance is exhausted are calculated using assumptions and methodology similar to the GMDB liability. At December 31, 2019 and 2018, these GMWB reserves totaled $161.3 million and $175.4 million, respectively, and were reported in reserves for future policy benefits and claims payable.

50

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

GMAB benefits were offered on some variable annuity plans. However, the Company no longer offers these benefits. The GMAB had an asset value that was immaterial to the consolidated financial statements at both December 31, 2019 and 2018, respectively.

The direct GMIB liability is determined at each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct GMIB liability are consistent with those used for calculating the GMDB liability. At December 31, 2019 and 2018, GMIB reserves before reinsurance totaled $86.6 million and $109.7 million, respectively.

Other Liabilities - Insurance and Annuitization Benefits
The Company has established additional reserves for life insurance business for universal life (“UL”) plans with secondary guarantees, interest-sensitive life (“ISWL”) plans that exhibit “profits followed by loss” patterns and account balance adjustments to tabular guaranteed cash values on one interest-sensitive life plan.

Liabilities for these benefits have been established according to the methodologies described below:

	December 31, 2019			December 31, 2018
Benefit Type	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age
UL insurance benefit *	$904.1	$20,620.5	62.8 years	$890.2	$21,805.8	62.2 years
ISWL account balance
adjustment	127.8	n/a	n/a	122.6	n/a	n/a

* Amounts for the UL benefits are for the total of the plans containing any policies having projected non-zero excess benefits and thus, may include some policies with zero projected excess benefits.

The following assumptions and methodology were used to determine the UL insurance benefit liability at December 31, 2019 and 2018:

1)	Use of a series of deterministic premium persistency scenarios.

2)	Other experience assumptions similar to those used in amortization of deferred acquisition costs.

3)	Discount rates equal to credited interest rates, approximately 3.0% to 5.5% in both 2019 and 2018.

The Company also has a small closed block of two-tier annuities, where different crediting rates are used for annuitization and surrender benefit calculations. A liability is established to cover future annuitization benefits in excess of surrender values, and was immaterial to the consolidated financial statements at both December 31, 2019 and 2018. The Company also offers an optional lifetime income rider with certain of its fixed index annuities. The liability established for this rider was $3.3 million and $0.8 million at December 31, 2019 and 2018.

10.	Debt

The aggregate carrying value of borrowings was as follows (in thousands):

	December 31,
	2019	2018
	Carrying	Carrying
	Value	Value
Surplus notes	$497,382	$533,351
FHLBI bank loans	77,342	82,382
Total	$574,724	$615,733

At December 31, 2019, the above borrowings were all due after five years.

51

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

Surplus notes
Under Michigan Insurance Law, for statutory reporting purposes, the surplus notes are not part of the legal liabilities of the Company and are considered surplus funds. Payments of interest or principal may only be made with the prior approval of the commissioner of insurance of the state of Michigan and only out of surplus earnings which the commissioner determines to be available for such payments under Michigan Insurance Law.

On March 15, 1997, Jackson issued 8.15% surplus notes in the principal amount of $250.0 million due March 15, 2027. These surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims and may not be redeemed at the option of the Company or any holder prior to maturity. Interest is payable semi-annually on March 15th and September 15th of each year. Interest expense on the notes was $20.4 million in 2019, 2018, and 2017.

In conjunction with a reserve financing transaction, Squire Re II issued the Squire Surplus Note to an affiliate. The Squire Surplus Note matures December 30, 2031 and bears interest at 4.35%, payable quarterly. During 2019, 2018, and 2017 interest expense on the Squire Surplus Note was $11.0 million, $12.7 million, and $14.0 million, respectively.

Federal Home Loan Bank Loans
The Company received loans of $50.0 million from the FHLBI under its community investment program in both 2015 and 2014, which amortize on a straight line basis over the loan term.  The weighted average interest rate on these loans was 2.20% in 2019 and 1.90% in 2018.  The outstanding balance on these loans was $77.3 million and $82.4 million at December 31, 2019 and 2018, respectively.  During 2019, 2018, and 2017, interest expense for these loans totaled $1.8 million, $1.6 million, and $805 thousand, respectively. At December 31, 2019, the loans were collateralized by mortgage-related securities and commercial mortgage loans with a carrying value of $113.5 million.

11.	Federal Home Loan Bank Advances

The Company entered into a short-term advance program with the FHLBI in which interest rates were either fixed or variable based on the FHLBI cost of funds or market rates. Advances of $300.1 million and nil were outstanding at December 31, 2019 and 2018, respectively, and were recorded in other liabilities. The Company paid interest of $2.1 million, $2.6 million, and $3.4 million on such advances in 2019, 2018, and 2017, respectively.

12.	Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law.  The Tax Act changed many aspects of the U.S. corporate income tax system, including a reduction of the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018.  In accordance with current U.S. GAAP, the effects of changes in tax rates and laws on deferred tax balances are to be recognized in the period in which legislation is enacted.  Therefore, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is now 21%. As a result of this reduction, the Company recognized additional tax (benefit) expense of ($11.1) million and $355.4 million in 2018 and 2017, respectively, due to the rescaling of deferred tax assets and liabilities. In 2017, the Company also recognized a tax benefit of $141.0 million due to the impact of the Tax Act on deferred taxes related to unrealized holding gains and losses. In accordance with ASU No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” this stranded tax benefit was reclassified from AOCI to retained earnings.

The components of the provision for federal income taxes were as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Current tax expense (benefit)	$299,543	$113,822	$(218,106)
Deferred tax (benefit) expense	(672,923)	134,520	541,038
Income tax (benefit) expense	$(373,380)	$248,342	$322,932

52

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The federal income tax provisions differ from the amounts determined by multiplying pre-tax income attributable to Jackson by the statutory federal income tax rate of 21% for both 2019 and 2018 and 35% for 2017 as follows (in thousands):

	Years Ended December 31,
	2019	2018	2017
Income taxes at statutory rate	$(176,021)	$477,829	$264,111
Dividends received deduction	(170,841)	(114,574)	(346,330)
U.S. federal tax reform impact	—	(11,119)	355,432
Provision for uncertain tax benefit	—	4,818	32,178
Contribution of capitalized affiliate	—	(77,896)	—
Other	(26,518)	(30,716)	17,541
Income tax (benefit) expense	$(373,380)	$248,342	$322,932

Effective tax rate	44.5%	10.9%	41.2%

Federal income taxes paid (received) were $379.3 million, $35.4 million, and $(13.2) million in 2019, 2018, and 2017, respectively.

The tax effects of significant temporary differences that gave rise to deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2019	2018
Gross deferred tax asset
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items	$2,987,374	$2,741,692
Derivative investments	863,223	129,945
Deferred compensation	129,180	124,699
Net operating loss carryforward	48,091	64,869
Net unrealized loss on available for sale securities	—	117,249
Other	63,942	33,076
Total gross deferred tax asset	4,091,810	3,211,530

Gross deferred tax liability
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements	(2,484,066)	(2,117,561)
Other investment items	(295,062)	(330,994)
Net unrealized gains on available for sale securities	(589,366)	—
Other	(46,506)	(52,472)
Total gross deferred tax liability	(3,415,000)	(2,501,027)

Net deferred tax asset	$676,810	$710,503

The Company is required to evaluate the recoverability of its deferred tax assets and establish a valuation allowance, if necessary, to reduce its deferred tax asset to an amount that is more likely than not to be realizable. Considerable judgment and the use of estimates are required when determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. When evaluating the need for a valuation allowance, the Company considers many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes as of December 31, 2019, it is more likely than not that the deferred tax assets will be realized. At December 31, 2019 and 2018, the Company did not have a valuation allowance.

53

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

During 2016, Jackson reached an agreement with the IRS regarding the taxation of hedging activities. This agreement requires the current taxation of all unrealized gains and losses on hedge-related investments, but then defers two-thirds of the amount ratably over the following two years. Accordingly, there is an acceleration of taxes incurred currently and a related offset to the taxes being deferred.

At December 31, 2019, the Company had a federal tax ordinary loss carryforward of $229.0 million, of which $158.0 million was attributable to a previous acquisition, which begins to expire in 2026. Section 382 of the Internal Revenue Code imposes limitations on the utilization of net operating loss carryforwards. The Section 382 limitation is an annual limitation on the amount of pre-acquisition net operating losses that a corporation may use to offset post-acquisition income. Section 382 further limits certain unrealized built-in losses at the time of acquisition. The annual limitation is approximately $21.0 million. The remaining $70.9 million of loss carryforward is attributable to NPH which was contributed to the Company as discussed in Note 1. This loss carryforward has no expiration, but is subject to an overall limitation of 80% of the tax income of the Brooke Life Consolidated tax group and the limitation on offsetting life income with non-life losses of the lesser of 35% of the loss carryforward or 35% of the tax income for the Brooke Life consolidated tax group.

The Company has considered both permanent and temporary positions in determining the unrecognized tax benefit rollforward. At December 31, 2019 and 2018, the Company held reserves related to the exclusion of short-term capital gains from the separate account dividends received deduction (“DRD”) calculation and a change in the calculation of its tax basis reserves. The following table summarizes the changes in the Company’s unrecognized tax benefits (in thousands):

	December 31,
	2019	2018

Unrecognized tax benefit, beginning of year	$36,996	$32,178
Additions for tax positions identified	—	4,818
Unrecognized tax benefit, end of year	$36,996	$36,996

The Company has not recorded any amounts for penalties related to unrecognized tax benefits during 2019, 2018, or 2017.

Based on information available as of December 31, 2019, the Company believes that, in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease.

The Company is generally no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years prior to 2012.

13.	Commitments, Contingencies, and Guarantees

The Company and its subsidiaries are involved in litigation arising in the ordinary course of business. It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse affect on the Company's financial condition. Jackson has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers including allegations of misconduct in the sale of insurance products. The Company accrues for legal contingencies once the contingency is deemed to be probable and reasonably estimable. At December 31, 2019 and 2018, Jackson recorded accruals totaling $30.7 million and $28.0 million, respectively.

State guaranty funds provide payments for policyholders of insolvent life insurance companies. These guaranty funds are financed by assessing solvent insurance companies based on location, volume and types of business. The Company estimated its reserve for future state guaranty fund assessments based on data received from the National Organization of Life and Health Insurance Guaranty Associations. Based on data received, the Company’s reserve for future state guaranty fund assessments was $2.6 million and $2.8 million at the end of 2019 and 2018, respectively. At December 31, 2019 and 2018, related premium tax offsets were $0.8 million and $1.0 million, respectively. While Jackson cannot predict the amount and timing of any future assessments, the Company believes the reserve is adequate for all anticipated payments for known insolvencies.

54

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

At December 31, 2019, the Company had unfunded commitments related to its investments in limited partnerships and limited liability companies totaling $888.5 million. At December 31, 2019, unfunded commitments related to commercial mortgage loans and other debt securities totaled $796.0 million.

The Company has two separate service agreements with third party administrators to provide policyholder administrative services. These agreements, subject to certain termination provisions, have ten and twelve-year terms and expire in 2020 and 2030.

14.	Leases

The Company leases office space and equipment under several operating leases that expire at various dates through 2051. The Company determines if a contract is a lease at inception or modification. Lease terms may include options to extend or terminate the lease and are included in the lease measurement when it is reasonably certain that the Company will exercise that option. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and corresponding lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are determined using the Company’s incremental borrowings rate based upon information available at lease commencement. Certain lease incentives such as free rent periods are recorded as a reduction of the ROU asset. Lease costs for operating leases are recognized on a straight-line basis over the life of the lease.

The Company has lease agreements with both lease and non-lease components. The Company elected the practical expedient to combine lease and non-lease components for certain real estate leases.

Variable lease expenses may include changes in index-linked lease payments and certain variable operating expenses associated with real estate leases. These payments are recognized in operating expenses in the period incurred.

The Company recorded operating lease net ROU assets of $25.6 million and associated lease liabilities of $38.6 million as of December 31, 2019, classified within other assets and other liabilities, respectively. Net lease expense was $32.2 million, $40.0 million, and $32.7 million in 2019, 2018, and 2017, respectively, including expenses associated with software leases.

In 2018, the Company announced the closing of its Denver office as part of a strategic reorganization of the distribution platform. The Company determined that the lease obligation for this building exceeded the economic benefit for the remainder of the contract, resulting in an expense accrual of $8.6 million in 2018. Upon adoption of ASU 2016-02 in 2019, this expense accrual was recorded as an impairment of the associated ROU asset.

The following table summarizes the components of operating lease costs and other information related to operating leases (in thousands):

		December 31,
	Classification	2019
Lease Cost:
Operating leases (1)	Operating costs and other expenses, net of deferrals	$12,903
Variable lease costs	Operating costs and other expenses, net of deferrals	2,214
Sublease income	Operating costs and other expenses, net of deferrals	(3,247)
Net Lease Cost		$11,870

Other Information:
Cash paid for amounts included in the measurement of operating lease liability		$12,167
ROU assets obtained in exchange for new lease liabilities		$132
Weighted average lease term		6 years
Weighted average discount rate		3.6%

(1) Operating lease costs exclude software leases, as intangible assets are excluded from the scope of Accounting Standard Codification 842, Leases.

55

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

At December 31, 2019, the maturities of operating lease liabilities were as follows (in thousands):

2020	$10,033
2021	7,477
2022	6,242
2023	6,109
2024	4,703
Thereafter	8,672
Total	$43,236

Less: interest	4,675
Present value of lease liabilities	$38,561

At December 31, 2018, future minimum payments under these non-cancellable operating leases were as follows (in thousands):

2019	$10,777
2020	10,098
2021	7,642
2022	6,296
2023	5,952
Thereafter	13,281
Total	$54,046

15.	Share-Based Compensation

Certain employees participate in various share award plans relating to Prudential shares and/or American Depositary Receipts (“ADRs”) that are tradable on the New York Stock Exchange and are described below.

At certain times, the Company may grant one-off type retention awards to certain key senior executives within Jackson. These awards are subject to the prior approval of the Jackson Remuneration Committee and are nil cost awards with a contingent right to receive Prudential ADRs. The awards are contingent upon continued employment of the recipient through the award vesting date. There are no performance measurements with these awards.

The Company classifies the above plan as an equity settled plan and, therefore, reflects the net reserve related to the compensation expense and the value of the shares distributed under this plan within the consolidated statements of equity. At December 31, 2019 and 2018, the Company had $0.5 million and $3.6 million, respectively, reserved for future payments under this plan.

The Company either acquires shares/ADRs or reimburses Prudential for the costs of any shares/ADRs that were distributed to participants in the above plans, or may be distributed in the future. The shares/ADRs acquired for all the share-award plans are held at cost in a trust account for future distributions. The Company reflects the costs of shares/ADRs held within the consolidated balance sheet as shares held in trust. At December 31, 2019 and 2018, the Company had $4.3 million and $11.4 million of shares/ADRs held at cost in the trust, respectively.

The PLTIP is a Prudential incentive plan in which the Company may grant share awards to eligible employees in the form of a contingent right to receive Prudential ADRs, or a conditional allocation of Prudential ADRs, subject to the prior approval of the Jackson Remuneration Committee.  These share awards vest based on the achievement of planned International Financial Reporting Standards (“IFRS”) pretax operating income for the U.S. business, have vesting periods of three years and are at nil cost to the employee.  Share awards vest between 0% (less than 90% of plan) and 100% (more than 110% of plan) of the grant amounts dependent on IFRS pretax operating income attained over the performance period.  Award holders do not have any right to dividends or voting rights attached to the ADRs granted during the performance period.  Upon vesting, a number of ADRs equivalent to the value of dividends that otherwise would have been received over the performance period are added to vested awards.

56

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

The Company classifies the above plan as liability settled plans and, therefore, reflects the accrued compensation expense and the value of the shares distributed within other liabilities. At December 31, 2019 and 2018, the Company had $85.8 million and $84.5 million, respectively, accrued for future payments under this plan.

The Company recognizes share-based compensation expense associated with the above plans based on the grant-date award fair value ratably over the requisite service period of each individual grant, which generally equals the vesting period. Additional compensation expense is recognized based on the change in fair value of the award at the end of each reporting period. The Company estimates forfeitures when calculating share-based compensation expense.

Total expense related to these share-based performance related compensation plans was as follows (in millions):

	Years Ended December 31,
	2019	2018	2017
Prudential LTIP	$53.6	$26.6	$66.3
Retention Share Plan	1.2	(0.3)	4.5
Total compensation expense related to incentive plans	$54.8	$26.3	$70.8

Income tax benefit	$11.5	$5.5	$10.7

The total unrecognized compensation expense related to all share-based plans at December 31, 2019 was $66.0 million with a weighted average remaining period of 1.33 years.

During 2015 and 2019, certain one-off type retention awards were issued.

The weighted average share/ADR fair values of share-based awards granted by the PLTIP during 2019, 2018, and 2017 were $39.75, $49.44, and $42.12, respectively.

The weighted average fair value for the Company’s performance awards represents the average Prudential ADR price for the thirty days following Prudential’s unaudited annual earnings release date. The fair value amounts relating to the equity settled plans were determined using either the Black-Scholes or Monte Carlo option-pricing models. These models are used to calculate fair values for options and awards at the grant date based on the quoted market price of the stock at the measurement date, the dividend yield, expected volatility, risk-free interest rates and expected term.

Outstanding non-vested Prudential ADRs granted were as follows:

	Prudential LTIP
	ADR's	Weighted Average Grant Date Fair Value
At December 31, 2017	3,691,079	$42.41

Granted	1,231,568	49.44
Exercised	829,976	50.47
Lapsed/Forfeited	290,968	45.56
At December 31, 2018	3,801,703	$42.68

Granted	1,995,888	39.75
Exercised	1,217,914	37.27
Lapsed/Forfeited	546,477	44.18
At December 31, 2019	4,033,200	$42.66

At December 31, 2019 and 2018, there were 33,435 and nil, respectively, non-vested Prudential ADR grants related to the one-off retention award plan, with a weighted average grant date price of $35.89 and $46.68.

57

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

16.	Statutory Accounting Capital and Surplus

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred and establishing future policy benefit liabilities using different actuarial assumptions, as well as valuing investments and certain assets and accounting for deferred income taxes on a different basis.

Under Michigan Insurance Law, Jackson must provide notification to the Michigan commissioner of insurance prior to payment of any dividend. Ordinary dividends on capital stock may only be distributed out of earned surplus, excluding any unrealized capital gains and the effect of permitted practices (referred to as adjusted earned surplus).  At December 31, 2019, the Company had $368.0 million of adjusted earned surplus available for dividends.  Ordinary dividends are also limited to the greater of 10% of statutory surplus as of the preceding year-end, excluding any increase arising from the application of permitted practices, or the statutory net income, excluding any net realized investment gains, for the twelve month period ended on the preceding December 31.  The commissioner may approve payment of dividends in excess of these amounts, which would be deemed an extraordinary dividend.  The maximum amount that would qualify as an ordinary dividend, which would consequently be free from restriction and available for payment of dividends to Brooke Life in 2020, is estimated to be $454.2 million, subject to the availability of adjusted earned surplus as of the dividend date.

Dividends from the Company to its parent were $525.0 million, $451.9 million, and $600.5 million in 2019, 2018, and 2017, respectively. Jackson’s 2019, 2018, and 2017 dividends include nil, $1.9 million, and $0.5 million, respectively, related to Jackson’s forgiveness of Brooke Life’s intercompany tax liability.

Statutory capital and surplus of the Company, as reported in its Annual Statement, was $4.8 billion at both December 31, 2019 and 2018. Statutory net (loss) income of the Company, as reported in its Annual Statement, was $(263.5) million, $1,896.3 million, and $168.4 million in 2019, 2018, and 2017, respectively.

Jackson had been granted a permitted practice that allowed Jackson to carry interest rate swaps at book value, as if the requirements for statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was required to demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code. The permitted practice was annually renewed and was in place until September 30, 2019, at which time, with the approval of the Department of Insurance and Financial Services, it was terminated. At December 31, 2018, the effect of the permitted practice decreased statutory surplus by $164.7 million, net of tax. The permitted practice had no impact on statutory net income.

Under Michigan Insurance Law, VOBA is reported as an admitted asset if certain criteria are met. Pursuant to Michigan Insurance Law, the Company reported $131.0 million and $236.5 million of statutory basis VOBA at December 31, 2019 and 2018, respectively, which is fully admissible.

The NAIC has developed certain risk-based capital (“RBC”) requirements for life insurance companies. Under those requirements, compliance is determined by a ratio of a company’s total adjusted capital (“TAC”), calculated in a manner prescribed by the NAIC to its authorized control level RBC (“ACL RBC”), calculated in a manner prescribed by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Company action level RBC”). At December 31, 2019, the Company’s TAC remained well in excess of the Company action level RBC.

In addition, on the basis of statutory financial statements that insurers file with the state insurance regulators, the NAIC annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2019 and 2018, there were no significant exceptions with any ratios.

58

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

17.	Other Related Party Transactions

The Company's investment portfolio is managed by PPM America, Inc. (“PPMA”), a registered investment advisor,. PPMA is ultimately a wholly owned subsidiary of Prudential. The Company paid $76.8 million, $68.9 million, and $45.8 million to PPMA for investment advisory services during 2019, 2018, and 2017, respectively.

NPH, Jackson’s former affiliated broker-dealer network, distributed products issued by Jackson and received commissions and fees from Jackson. Commissions and fees paid by Jackson to NPH during 2018, and 2017 totaled $5.6 million and $100.2 million, respectively. In December 2018, the broker dealers were consolidated into NPH, which was then contributed to Jackson via Brooke Life, and converted to NPH LLC.

Jackson has entered into shared services administrative agreement with both NPH and PPMA. Under the shared services administrative agreements, Jackson charged $7.8 million, $8.3 million, and $16.6 million of certain management and corporate services costs to these affiliates in 2019, 2018, and 2017, respectively.

Jackson provides a $100.0 million revolving credit facility to Brooke (Holdco1) Inc., an upstream holding company. The loan is unsecured, matures in December 2021, accrues interest at LIBOR plus 2%, and has a commitment fee of 0.10% per annum. There was no outstanding balance at both December 31, 2019 and 2018. The highest outstanding loan balance during both 2019 and 2018 was nil. During 2019, 2018, and 2017, interest and commitment fees totaled $100 thousand, $100 thousand, and $65 thousand, respectively.

Jackson provides a $40.0 million revolving credit facility to PPMA. The loan is unsecured, matures in September 2023, accrues interest at LIBOR plus 2% per annum and has a commitment fee of 0.10% per annum. There was no outstanding balance at both December 31, 2019 and 2018. The highest outstanding loan balance during both 2019 and 2018 was nil. Interest and commitment fees totaled $40 thousand, $111 thousand, and $107 thousand during 2019, 2018 and 2017, respectively.

Jackson provides a $20.0 million revolving credit facility to Jackson Holdings, LLC, an upstream holding company. The loan is unsecured, matures in June 2024, accrues interest at LIBOR plus 2% per annum and has a commitment fee of 0.25% per annum. The outstanding balance at both December 31, 2019 and 2018, was nil. The highest outstanding loan balance during 2019 and 2018 was nil and $1.5 million, respectively. Interest and commitment fees totaled $0.1 million each year for 2019, 2018, and 2017.

Jackson provides, through its PGDS subsidiary, information security and technology services to certain Prudential affiliates. Jackson recognized $3.4 million, $2.8 million, and $3.7 million of revenue associated with these services during 2019, 2018, and 2017, respectively. This revenue is included in other income in the accompanying consolidated income statements. This revenue is substantially equal to the costs incurred by PGDS to provide the services, which are reported in general and administrative expenses in the consolidated income statements.

18.	Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees and certain affiliates. To be eligible to participate in the Company’s contribution, an employee must have attained the age of 21, completed at least 1,000 hours of service in a 12-month period and passed their 12-month employment anniversary. In addition, the employee must be employed on the applicable January 1 or July 1 entry date. The Company's annual contributions, as declared by the board of directors, are based on a percentage of eligible compensation paid to participating employees during the year. In addition, the Company matches a participant’s elective contribution, up to 6 percent of eligible compensation, to the plan during the year. The Company’s expense related to this plan was $27.8 million, $31.3 million, and $29.7 million in 2019, 2018, and 2017, respectively.

The Company maintains non-qualified voluntary deferred compensation plans for certain agents and employees of Jackson and certain affiliates. At December 31, 2019 and 2018, the liability for such plans totaled $592.5 million and $559.6 million, respectively, and is reported in other liabilities. The Company’s expense (income) related to these plans, including a match of elective deferrals for the agents’ deferred compensation plan and the change in value of participant elected deferrals, was $69.9 million, $(1.3) million, and $41.5 million in 2019, 2018, and 2017, respectively. Jackson hedges this liability within its overall hedging strategy.

59

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

19.	Operating Costs and Other Expenses

The following table is a summary of the Company’s operating costs and other expenses (in thousands):

	Years Ended December 31,
	2019	2018	2017
Commission expenses	$1,935,091	$1,804,182	$1,822,748
John Hancock ceding commission	(65,193)	(555,000)	—
General and administrative expenses	834,064	838,099	833,850
Deferral of policy acquisition costs	(796,908)	(747,095)	(839,143)
Total operating costs and other expenses	$1,907,054	$1,340,186	$1,817,455

20.	Reclassifications Out of Accumulated Other Comprehensive Income

The following table represents changes in the balance of AOCI, net of income tax, related to unrealized investment gains (losses) (in thousands):

	December 31,
	2019	2018	2017
Balance, beginning of year	$(182,759)	$1,092,974	$597,122
OCI before reclassifications	2,593,429	(1,326,661)	406,807
Amounts reclassified from AOCI	64,789	(89,156)	89,045
Cumulative effect of changes in accounting
principles	—	140,084	—
Balance, end of year	$2,475,459	$(182,759)	$1,092,974

The following table represents amounts reclassified out of AOCI (in thousands):

AOCI Components	Amounts Reclassified from AOCI			Affected Line Item in the Consolidated Income Statement
	December 31,
	2019	2018	2017
Net unrealized investment loss:
Net realized loss on investments	$83,037	$(111,028)	$137,686	Other net investment losses
Other-than-temporary impairments	(1,025)	(1,828)	(693)	Total other-than-temporary impairments
Net unrealized loss before income taxes	82,012	(112,856)	136,993
Income tax (expense) benefit	(17,223)	23,700	(47,948)
Reclassifications, net of income taxes	$64,789	$(89,156)	$89,045

60

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements:

(1) Financial statements and schedules included in Part A:

Not Applicable.

(2) Financial statements and schedules included in Part B:

Jackson National Separate Account - I:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2019
Statements of Operations for the period ended December 31, 2019
Statements of Changes in Net Assets for the periods ended December 31, 2019 and 2018
Notes to Financial Statements

Jackson National Life Insurance Company:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2019 and 2018
Consolidated Income Statements for the years ended December 31, 2019, 2018, and 2017
Consolidated Statements of Stockholder’s Equity and Comprehensive Income for the years ended
December 31, 2019, 2018, and 2017
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018, and 2017
Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit    Description
No.

1.
Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated herein by reference to the Registrant's Post-Effective Amendment No. 9 filed on April 21, 1999 (File Nos. 033-82080 and 811-08664).

2.	Not Applicable.

3.

a.
Amended and Restated General Distributor Agreement dated June 1, 2006, incorporated herein by reference to the Registrant's Registration Statement filed on August 10, 2006 (File Nos. 333-136472 and 811-08664).

b.	Specimen of Selling Agreement (V2565 06/14), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 13, filed on September 11, 2014 (File Nos. 333-183048 and 811-08664).

4.

a.
Specimen of Individual Deferred Variable and Fixed Annuity Contract with Market Value Adjustment. (Flexible Premium). Guaranteed Minimum Death Benefit Available. (ICC19 VA710), incorporated herein by reference to Registrant's Registration Statement, filed on December 18, 2019 (File Nos. 333-235567 and 811-08664).

b.
Specimen of Individual Deferred Variable and Fixed Annuity Contract with Market Value Adjustment. (Flexible Premium). Death Benefit Available. (ICC19 VA720), incorporated herein by reference to Registrant's Registration Statement, filed on December 18, 2019 (File Nos. 333-235567 and 811-08664).

c.
Form of Section 403(b) Tax Sheltered Annuity Endorsement (ICC14 7725), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 16, filed on January 20, 2015 (File Nos. 333-183048 and 811-08664).

d.	Specimen of Retirement Plan Endorsement (7246), incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1 filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).

e.
Form of Individual Retirement Annuity Endorsement (ICC18 7715), incorporated herein by reference to Registrant's Registration Statement, filed on December 14, 2018 (File Nos. 333-228801 and 811-08664).

f.
Form of Roth Individual Retirement Annuity Endorsement (ICC18 7716), incorporated herein by reference to Registrant's Registration Statement, filed on December 14, 2018 (File Nos. 333-228801 and 811-08664).

g.
Form of Non-Qualified Stretch Annuity Endorsement (ICC14 7723), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 9, filed on September 11, 2014 (File Nos. 333-176619 and 811-08664).

h.
Specimen of Charitable Remainder Trust Endorsement (7487), incorporated herein by reference to the Registrant’s Pre-Effective Amendment 1, filed on December 23, 2004 (File Nos. 333-118368 and 811-08664).

i.	Form of Unisex Contract Endorsement (ICC18 7763), incorporated herein by reference to Registrant's Registration Statement, filed on December 18, 2019 (File Nos. 333-235565 and 811-08664).

j.
Form of Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit (ICC17 7733), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed on September 19, 2017 (File Nos. 333-217500 and 811-08664).

k.
Form of Roll Up Guaranteed Minimum Death Benefit (ICC17 7734), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed on September 19, 2017 (File Nos. 333-217500 and 811-08664).

l.
Form of Combination Roll Up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit (ICC17 7735), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed on September 19, 2017 (File Nos. 333-217500 and 811-08664).

m.
Form of For Life Guaranteed Minimum Withdrawal Benefit with [5%, 6%, 7%] Bonus and Annual Step-Up to Highest Quarterly Contract Value (ICC19 7766), incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1, filed on June 7, 2019 (File Nos. 333-228801 and 811-08664).

n.
Form of Joint For Life Guaranteed Minimum Withdrawal Benefit with [5%, 6%, 7%] Bonus and Annual Step-Up to Highest Quarterly Contract Value (ICC19 7768), incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1, filed on June 7, 2019 (File Nos. 333-228801 and 811-08664).

o.
Form of For Life Guaranteed Minimum Withdrawal Benefit with [6%] Bonus, Annual Step-Up to Highest Quarterly Contract Value, and Death Benefit (ICC19 7770), incorporated herein by reference to Registrant's Post-Effective Amendment No. 4, filed on February 28, 2019 (File Nos. 333-217500 and 811-08664).

5.

a.
Form of the Jackson Advantage Individual Variable and Fixed Annuity Application (V710 04/20), incorporated herein by reference to Registrant's Registration Statement, filed on December 18, 2019 (File Nos. 333-235567 and 811-08664).

b.	Form of the Jackson Advantage Individual Variable and Fixed Annuity Application (V710 04/20), attached hereto.

6.

a.	Articles of Incorporation of Depositor, incorporated herein by reference to the Registrant's Post-Effective Amendment No. 3 filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

b.	By-laws of Depositor, incorporated herein by reference to the Registrant's Post-Effective Amendment No. 3 filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

c.	Amended By-laws of Jackson National Life Insurance Company, incorporated herein by reference to the Registration Statement, filed on December 31, 2012 (File Nos. 333-185768 and 811-04405).

7.	Not Applicable.

8.
Amended and Restated Administrative Services Agreement between Jackson National Asset Management, LLC and Jackson National Life Insurance Company, incorporated herein by reference to Registrant’s Post-Effective Amendment No. 4, filed on April 23, 2013 (File Nos. 333-183048 and 811-08664).

9.	Opinion and Consent of Counsel, attached hereto.

10.	Consent of Independent Registered Public Accounting Firm, attached hereto.

11.	Not Applicable.

12.	Not Applicable.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor

Dennis J. Manning 1 Corporate Way Lansing, MI 48951	Chairman & Director

Morten N. Friis 1 Corporate Way Lansing, MI 48951	Director

Michael I. Falcon 300 Innovation Drive Franklin, TN 37067	President & Director

Axel André 1 Corporate Way Lansing, MI 48951	Executive Vice President, Chief Financial Officer & Director

Andrew J. Bowden 1 Corporate Way Lansing, MI 48951	Executive Vice President, General Counsel & Secretary

Aimee R. DeCamillo 300 Innovation Drive Franklin, TN 37067	Chief Commercial Officer

Bradley O. Harris 300 Innovation Drive Franklin, TN 37067	Executive Vice President, Chief Risk Officer & Director

Laura L. Prieskorn 1 Corporate Way Lansing, MI 48951	Executive Vice President, Chief Operating Officer

Kenneth H. Stewart 1 Corporate Way Lansing, MI 48951	Executive Vice President, Corporate Development & Director

Steve P. Binioris 1 Corporate Way Lansing, MI 48951	Senior Vice President

Michael A. Costello 1 Corporate Way Lansing, MI 48951	Senior Vice President, Treasurer & Controller

Devkumar D. Ganguly 1 Corporate Way Lansing, MI 48951	Senior Vice President & Chief Information Officer

Guillermo E. Guerra 1 Corporate Way Lansing, MI 48951	Senior Vice President & Group Chief Information Security Officer

Thomas P. Hyatte 1 Corporate Way Lansing, MI 48951	Senior Vice President, Deputy General Counsel

Dana S. Rapier 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Human Resources Officer

Stacey L. Schabel 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Audit Executive

Marcia L. Wadsten 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Actuary & Appointed Actuary

Richard C. White 1 Corporate Way Lansing, MI 48951	Senior Vice President

Marina C. Ashiotou 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President

Dennis A. Blue 1 Corporate Way Lansing, MI 48951	Vice President

Barrett M. Bonemer 1 Corporate Way Lansing, MI 48951	Vice President

Pamela L. Bottles 1 Corporate Way Lansing, MI 48951	Vice President

William T. Devanney, Jr. 1 Corporate Way Lansing, MI 48951	Vice President

Lisa Ilene Fox 300 Innovation Drive Franklin, TN 37067	Vice President

Heather Gahir 1 Corporate Way Lansing, MI 48951	Vice President

Joseph K. Garrett 1 Corporate Way Lansing, MI 48951	Vice President

Scott J. Golde 1 Corporate Way Lansing, MI 48951	Vice President, Deputy General Counsel

Robert W. Hajdu 1 Corporate Way Lansing, MI 48951	Vice President

Laura L. Hanson 1 Corporate Way Lansing, MI 48951	Vice President

Courtney A. Hoffman 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President

Thomas A. Janda 1 Corporate Way Lansing, MI 48951	Vice President

Scott F. Klus 1 Corporate Way Lansing, MI 48951	Vice President

Toni L. Klus 1 Corporate Way Lansing, MI 48951	Vice President

Matthew F. Laker 300 Innovation Drive Franklin, TN 37067	Vice President

Diahn M. McHenry 1 Corporate Way Lansing, MI 48951	Vice President

Ryan T. Mellott 1 Corporate Way Lansing, MI 48951	Vice President

Dean M. Miller 300 Connell Drive Suite 2100 Berkeley Heights, NJ 07922	Vice President

Jacky Morin 300 Connell Drive Suite 2100 Berkeley Heights, NJ 07922	Vice President

James A. Schultz 1 Corporate Way Lansing, MI 48951	Vice President & Assistant Treasurer

Muhammad S. Shami 1 Corporate Way Lansing, MI 48951	Vice President

Dr. Bhatt L. Vadlamani 1 Corporate Way Lansing, MI 48951	Vice President

Brian M. Walta 1 Corporate Way Lansing, MI 48951	Vice President

Weston B. Wetherell 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

The Registrant is a separate account of Jackson National Life Insurance Company (“Depositor”), a stock life insurance company organized under the laws of the state of Michigan. The Depositor is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc (London, England), a publicly traded life insurance company in the United Kingdom.

The organizational chart for Prudential plc indicates those persons who are controlled by or under common control with the Depositor. No person is controlled by the Registrant.

The organizational chart for Prudential plc is incorporated herein by reference to Exhibit 26 of Pre-Effective Amendment No. 1, filed on April 10, 2020 (File Nos. 333-235565 and 811-08664).

Item 27. Number of Contract Owners

Not applicable at this time.

Item 28. Indemnification

Provision is made in the Company’s Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or Investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

a)
Jackson National Life Distributors LLC acts as general distributor for the Jackson National Separate Account - I. Jackson National Life Distributors LLC also acts as general distributor for the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account I, the JNLNY Separate Account II, the JNLNY Separate Account IV, the Jackson Sage Variable Annuity Account A, the Jackson Sage Variable Life Account A, the Jackson SWL Variable Annuity Fund I, the JNL Series Trust, JNL Variable Fund LLC, JNL Investors Series Trust, and Jackson Variable Series Trust.

b)	Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Michael I. Falcon 300 Innovation Drive Franklin, TN 37067	Chairman & Manager

Steve P. Binioris 1 Corporate Way Lansing, MI 48951	Manager

Bradley O. Harris 300 Innovation Drive Franklin, TN 37067	Manager

Aimee DeCamillo 300 Innovation Drive Franklin, TN 37067	President, Chief Executive Officer & Manager

Scott Romine 300 Innovation Drive Franklin, TN 37067	President of Advisory Solutions

Scott Golde 1 Corporate Way Lansing, MI 48951	General Counsel

Alison Reed 300 Innovation Drive Franklin, TN 37067	Executive Vice President, Operations

Marc Socol 300 Innovation Drive Franklin, TN 37067	Executive Vice President, National Sales Manager

Ed Balsmann 300 Innovation Drive Franklin, TN 37067	Senior Vice President & Chief Compliance Officer

Bill Burrow 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Dana R. Melesky Flegler 1 Corporate Way Lansing, MI 48951	Senior Vice President

Elizabeth Griffith 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Julie Hughes 1 Corporate Way Lansing, MI 48951	Senior Vice President

Greg Masucci 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Tim Munsie 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Daniel Starishevsky 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Brian Sward 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Bryan Wilhelm 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Ty Anderson 300 Innovation Drive Franklin, TN 37067	Vice President

J. Edward Branstetter, Jr. 300 Innovation Drive Franklin, TN 37067	Vice President

Lauren L. Caputo 300 Innovation Drive Franklin, TN 37067	Vice President

Court Chynces 300 Innovation Drive Franklin, TN 37067	Vice President

Bill Dixon 300 Innovation Drive Franklin, TN 37067	Vice President

Heather Fitzgerald 300 Innovation Drive Franklin, TN 37067	Vice President

Ashley S. Golson 300 Innovation Drive Franklin, TN 37067	Vice President

Thomas Hurley 300 Innovation Drive Franklin, TN 37067	Vice President

Mark Jones 300 Innovation Drive Franklin, TN 37067	Vice President

Matt Lemieux 300 Innovation Drive Franklin, TN 37067	Vice President

Kristine Lowry 300 Innovation Drive Franklin, TN 37067	Vice President, FinOp & Controller

Joseph Patracuollo 300 Innovation Drive Franklin, TN 37067	Vice President

Allison Pearson 300 Innovation Drive Franklin, TN 37067	Vice President

Kimberly Plyler 300 Innovation Drive Franklin, TN 37067	Vice President

Ryan Riggen 300 Innovation Drive Franklin, TN 37067	Vice President

Sam Rosenbrock 300 Innovation Drive Franklin, TN 37067	Vice President

David Russell 300 Innovation Drive Franklin, TN 37067	Vice President

Michael Story 1 Corporate Way Lansing, MI 48951	Vice President

Jeremy Swartz 300 Innovation Drive Franklin, TN 37067	Vice President

Sutton White 300 Innovation Drive Franklin, TN 37067	Vice President

Byron Wilson 300 Innovation Drive Franklin, TN 37067	Vice President

Myles Womack 300 Innovation Drive Franklin, TN 37067	Vice President

Phil Wright 300 Innovation Drive Franklin, TN 37067	Vice President

Kristan L. Richardson 1 Corporate Way Lansing, MI 48951	Secretary

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item. 30. Location of Accounts and Records

Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

Jackson National Life Insurance Company
Institutional Marketing Group Service Center
1 Corporate Way
Lansing, MI 48951

Jackson National Life Insurance Company
300 Innovation Drive
Franklin, TN 37067

Jackson National Life Insurance Company
225 West Wacker Drive, Suite 1200
Chicago, IL 60606

Item. 31. Management Services

Not Applicable.

Item. 32. Undertakings and Representations

a)
Jackson National Life Insurance Company hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b)
Jackson National Life Insurance Company hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c)
Jackson National Life Insurance Company hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d)
Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

e)
The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission’s industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS Section 403(b)(11).

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this pre-effective amendment to the Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 10th day of April, 2020.

Jackson National Separate Account - I
(Registrant)

Jackson National Life Insurance Company

By: /s/ ANDREW J. BOWDEN
Andrew J. Bowden
Executive Vice President, General Counsel
and Secretary

Jackson National Life Insurance Company
(Depositor)

By: /s/ ANDREW J. BOWDEN
Andrew J. Bowden
Executive Vice President, General Counsel
and Secretary

As required by the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*	April 10, 2020
Michael I. Falcon, President and Director

*	April 10, 2020
Axel André, Executive Vice President, Chief Financial Officer and Director

*	April 10, 2020
Bradley O. Harris, Executive Vice President, Chief Risk Officer and Director

*	April 10, 2020
Kenneth H. Stewart, Executive Vice President, Corporate Development and Director

*	April 10, 2020
Michael A. Costello, Senior Vice President, Treasurer and Controller

*	April 10, 2020
Morten N. Friis, Director

*	April 10, 2020
Dennis J. Manning, Chairman and Director

* By: /s/ ANDREW J. BOWDEN
Andrew J. Bowden, as Attorney-in-Fact,
pursuant to Power of Attorney filed herewith.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY (the Depositor), a Michigan corporation, hereby appoint Michael I. Falcon, Axel André, Andrew J. Bowden, Susan S. Rhee, and Scott J. Golde (each with power to act without the others) his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to sign applications and registration statements, and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940. This Power of Attorney concerns Jackson National Separate Account - I (File Nos. 033-82080, 333-70472, 333-73850, 333-118368, 333-119656, 333-132128, 333-136472, 333-155675, 333-172874, 333-172875, 333-172877, 333-175718, 333-175719, 333-176619, 333-178774, 333-183048, 333-183049, 333-183050, 333-192971, 333-210504, 333-212424, 333-217500, 333-217501, 333-226897, 333-228801, 333-228802, 333-235565, and 333-235567), Jackson National Separate Account III (File No. 333-41153), Jackson National Separate Account IV (File Nos. 333-108433 and 333-118131), and Jackson National Separate Account V (File No. 333-70697), as well as any future separate account(s) and/or future file number(s) within any separate account(s) that the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale. The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney effective as of the 24th day of February, 2020.

/s/ MICHAEL I. FALCON
Michael I. Falcon, President and Director

/s/ AXEL ANDRÉ
Axel André, Executive Vice President, Chief Financial Officer and Director

/s/ MICHAEL A. COSTELLO
Michael A. Costello, Senior Vice President, Treasurer and Controller

/s/ BRADLEY O. HARRIS
Bradley O. Harris, Senior Vice President, Chief Risk Officer and Director

/s/ KENNETH H. STEWART
Kenneth H. Stewart, Senior Vice President and Director

/s/ MORTEN N. FRIIS
Morton N. Friis, Director

/s/ DENNIS J. MANNING
Dennis J. Manning, Chairman and Director

/s/ EDWARD R. MORRISSEY
Edward R. Morrissey, Director

EXHIBIT LIST

Exhibit No.    Description

5b.	Form of the Jackson Advantage Individual Variable and Fixed Annuity Application (V710 04/20).

9.	Opinion and Consent of Counsel.

10.	Consent of Independent Registered Public Accounting Firm.